Form 10-K, Exhibit 13
period 1993-12-31
BALL CORP
filed 1994-03-29
CIK 9389

NOTE: The page numbering of the electronic format exhibit corresponds to the page numbering of the typeset, paper format, version of the Ball Corporation 1993 Annual Report to Shareholders.

FRONT COVER

Ball Corporation 1993 Annual Report

[Photograph #1]       Description of Photograph #1:  Photograph
                      of three types of packaging products
                      produced by the company;  one glass
                      wine bottle, one metal food container
                      and one aluminum beverage container.

INSIDE FRONT COVER

About Ball Corporation

The company produces glass and metal packaging products, primarily for food and beverages, and provides aerospace and communications products and services to government and commercial customers.

Our Mission

To provide consistent customer value through competitive levels of technology, quality and service, while maintaining high standards of integrity, ethical conduct and social responsibility.

Our Objective

To maximize shareholder value.

About This Report

Long-time shareholders will note a change in this year's annual report. We were able to reduce slightly the number of pages and we eliminated color photography. As a result, this report costs less than half of what our average annual report cost has been in recent years. Shareholders as well as employees now receive our "Ball Line Quarterly" publication, which provides considerable information on the company four times a year at a cost less than our previous quarterly report and separate quarterly employee publication.

We hope you like these changes. Reducing costs wherever possible is important to us. So is improving shareholder communications. In this case we are attempting to do both.

[ Graph #1 ]

Caption:  Net Sales (dollars in millions)
Description: A bar graph, vertically oriented, depicting consolidated net sales for the years 1989 through 1993 inclusive. The graph is produced from the following data points:

                      Net Sales
                 (dollars in millions)

       1989             989.2
       1990            1120.9
       1991            2018.4
       1992            2177.8
       1993            2440.9

[ Graph #2 ]

Caption:  Operating Earnings Before Restructuring and Unusual Items (dollars in millions)
Description: A bar chart, vertically oriented, depicting operating earnings before restructuring and unusual items for the years 1989 through 1993, inclusive. The graph is produced from the following data points:

                    Operating Earnings Before
                 Restructuring and Unusual Items
                      (dollars in millions)

       1989              39.9
       1990              76.8
       1991             143.6
       1992             142.9
       1993             108.9

[ Graph #3 ]

Caption:  Cash Dividends Per Share of Common Stock (dollars)
Description: A bar chart, vertically oriented, depicting annual cash dividends per share of common stock for the years 1989 through 1993, inclusive. The graph is produced from the following data points:

                  Cash Dividends Per
                Share of Common Stock
                      (dollars)

       1989               1.10
       1990               1.14
       1991               1.18
       1992               1.22
       1993               1.24

[ Graph #4 ]

Caption:  Closing Stock Price (dollars)
Description: A bar chart, vertically oriented, depicting the closing stock price of the company's common stock on December 31 of the years 1989 through 1993, inclusive. The graph is produced from the following data points:

                  Closing Stock Price
                       (dollars)

       1989              33.625
       1990              26.875
       1991              38.000
       1992              35.375
       1993              30.250

[ Graph #5 ]

Caption:  Selling, General and Administrative Expenses (percentage of net sales)
Legend:  Warehousing; R&D (research and development), selling and advertising;
  and G&A (general and administrative)
Description: A stacked bar chart, vertically oriented, depicting the components of selling, general and administrative expenses, expressed as a percentage of net sales, for the years 1989 through 1993, inclusive. The graph is produced from the following data points:

              Selling, General and Administrative Expenses
                       (percentage of net sales)
              --------------------------------------------
                           R&D, Selling
            Warehousing    & Advertising       G&A       Total
            -----------    -------------       ---       -----
       1989      .3%            .7%           4.4%       5.4%
       1990      .2%            .7%           5.1%       6.0%
       1991     1.7%           1.0%           4.2%       6.9%
       1992     2.1%           1.0%           4.0%       7.2%
       1993     2.4%           1.0%           4.0%       7.3%


FINANCIAL HIGHLIGHTS

(dollars in millions except per share amounts)        1993            1992
                                                  ------------    ------------
FOR THE YEAR
 Net sales                                           $2,440.9        $2,177.8
 Net (loss) income from:
  Continuing operations (1)                             (32.5)           60.9
  Alltrista operations                                    2.1             6.2
 Cumulative effect of changes in accounting
  principles, net of tax benefit                        (34.7)              -
 Net (loss) income                                      (65.1)           67.1
 Preferred dividends, net of tax benefit                 (3.2)           (3.4)
 Net (loss) earnings attributable to common
  shareholders                                          (68.3)           63.7
                                                  ------------    ------------
 Net (loss) earnings per common share:
  Continuing operations                                 (1.24)           2.21
  Alltrista operations                                    .07             .24
  Cumulative effect of changes in accounting
   principles, net of tax benefit                       (1.21)              -
                                                  ------------    ------------
  Net (loss) earnings per common share                  (2.38)           2.45
                                                  ------------    ------------
 Fully diluted (loss) earnings per share:
  Continuing operations                                 (1.24)           2.09
  Alltrista operations                                    .07             .22
  Cumulative effect of changes in accounting
   principles, net of tax benefit                       (1.21)              -
                                                  ------------    ------------
  Fully diluted (loss) earnings per share               (2.38)           2.31
                                                  ------------    ------------
 Cash dividends per common share                         1.24            1.22
 Distribution of Alltrista Corporation common
  stock (2)                                              4.25               -
                                                  ------------    ------------
 Weighted average common shares outstanding
  (000's)                                              28,712          26,039
 Depreciation and amortization                         $116.3          $105.5
 Property, plant and equipment additions                140.9           110.2
                                                  ------------    ------------
AT YEAR END
 Current ratio                                      1.53 to 1       1.72 to 1
 Working capital                                       $240.9          $260.1
 Debt-to-total capitalization                           52.6%           49.8%
 Total assets                                        $1,795.6        $1,563.9
 Common shareholders' equity                            548.6           596.0
 Book value per common share                            18.63           22.55
 Market price per common share                         30 1/4          35 3/8
 Common shareholders of record                          9,359          10,786
 Number of employees                                   13,954          12,589
                                                  ------------    ------------

     ---------------
(1) Includes $108.7 million in 1993 ($66.3 million after tax) of restructuring and other charges.
(2) Based on the post distribution share price of $17.00 per share of Alltrista Corporation common stock and the dividend of one Alltrista share for each four shares of Ball Corporation common stock.


MESSAGE TO SHAREHOLDERS

Dear Ball Shareholder:

In this letter we will attempt to convey our optimism for the future of Ball Corporation and our disappointment in its performance in 1993. Our optimism springs from our business fundamentals, while our disappointment stems from our financial results. Our 1993 performance simply was not acceptable, but thanks to actions taken during the year we are optimistic regarding the years ahead.

In 1993 we restructured and focused the company in ways unparalleled in its 113-year history. We made a major acquisition and a major spin-off. We were thrilled when an instrument for which we were the sole source contractor was installed to correct the flawed optics of the Hubble Space Telescope. We were saddened by the death of our former chairman, president and CEO, Richard M. Ringoen.

We were frustrated by nagging start-up problems with a new glass furnace and by labor problems that idled a customer's plant. We were disappointed when the Canadian salmon run, although improved over 1992, was again below average. We watched record floods ruin crops that otherwise would have been packed in our containers. As if the wet start was not enough, the Upper Midwest was then hit with one of the earliest frosts ever. The floods and frost combined to make the 1993 Midwest fresh pack one of the poorest on record.

Through it all, we shipped record numbers of beverage cans and ends; we became a major player in the North American food can industry; we consolidated metal packaging businesses, glass manufacturing operations and aerospace divisions into more cost-effective and efficient units; and we coped with an economy that could be classified as anemic at best.

In summary, 1993 was a year with too few highs and too many lows. It was a year of organizational realignment during which we took many of the steps - including some very difficult ones - necessary to position ourselves for the future. In this report, we will review the challenges we encountered during the year and their impact on our performance. We will discuss some of the many steps we have taken to improve the company. Most importantly, we will tell you why we are optimistic about future performance.

We entered 1993 with two significant transactions already announced but still to be completed. Those were the acquisition of Heekin Can, Inc. and the spin-off of seven small divisions unrelated to our core businesses. Both events occurred within two weeks of each other late in the first quarter. They were actions consistent with our strategic intention to focus on large, core businesses. Combined, they represented a considerable change in the makeup of Ball Corporation and the nature of our business.

As one of the largest food can manufacturers in the Midwest, Heekin presented one of the few opportunities available to us to become a significant player in the metal food can market with a single acquisition. The integration of Heekin and our Canadian food can operations made Ball the third largest supplier to the combined U.S.-Canadian market for food cans.

Almost simultaneously with the Heekin acquisition, which was completed on March 19, came our spin-off of seven divisions into Alltrista Corporation. This transaction, in the form of a tax-free distribution, gave Ball shareholders one share of Alltrista stock for every four shares of Ball stock. Based on Alltrista's stock price at the time of the spin-off, this represented a $4.25 per share stock dividend to Ball shareholders in 1993. That dividend, plus our cash dividends in 1993, resulted in a total distribution to shareholders of $5.49 per share.

[Photograph #2]       Description of Photograph #2:  Photograph
                           of Delmont A. Davis
                      Caption:  Delmont A. Davis, President
                           and Chief Executive Officer

Our subsequent decision to reduce the first quarter 1994 dividend will provide us added financial strength and greater flexibility to pursue additional growth opportunities.

With Heekin added and Alltrista spun off as a totally independent publicly traded company, a new Ball emerged. Nearly 90 percent of our sales are now from packaging, and our non-packaging business is solely in aerospace and communications. We believe this sharpened focus is better for Ball Corporation and its shareholders. It allows the Alltrista businesses to compete unfettered in the markets they serve, and it allows Ball to concentrate on fewer businesses and those it understands best.

Managing Mature Businesses

We know how to manage mature businesses effectively, but understanding the packaging and aerospace industries the way we do, we had no false illusions that 1993 was going to be an easy year. It is always challenging when you compete in mature industries faced with overcapacity, such as metal and glass packaging, and in an industry coping with a diminishing federal defense budget and shrinking markets, such as aerospace. The year went from challenging to disappointing, primarily due to additional problems in our glass packaging operation and certain parts of our aerospace business. We have taken necessary steps to address the problems encountered.

In 1993 we continued the process of integrating the glass manufacturing operations acquired from Kerr in 1992 into our glass business. Two former Kerr plants were closed, and we expanded our Ruston, Louisiana, plant to meet increased product demand and to complete the integration of the Kerr business. Our Ruston start-up did not go as planned and had a significant negative effect on our results. The good news is that by year end the Ruston plant was operating near standard, and we feel the problems there are largely behind us.

The current problem in the glass container industry is one of too much manufacturing capacity. Overcapacity in any low-growth market can lead to pricing pressures. In 1993, it did just that. In response to this problem and resulting competitive situation, in the fourth quarter we announced a $95 million pre-tax provision for restructuring. Approximately half of the provision will be for plant rationalization in our glass container business, including the closing of the Asheville, North Carolina, plant. In glass, as in our other businesses, the restructuring charge reflects actions necessary to reduce costs and improve performance. Our glass container operations should improve significantly due to the restructuring and numerous other initiatives taken in 1993.

When astronauts from the Space Shuttle Endeavour installed the Ball-built COSTAR instrument on the Hubble Space Telescope in December, they provided a thrilling highlight to an otherwise difficult year for our aerospace and communications group. COSTAR is the sophisticated optics system designed to correct Hubble's notorious blurred vision. Being selected on a sole source basis to design and build it for NASA was an honor. Its success is a testimony to NASA's decision and our technical expertise.

It is important to note that while the overall results of our aerospace and communications group were affected negatively by a few significant problems discussed below, two-thirds of the group's businesses performed well in 1993. We remain an industry leader for time and frequency standards measurement. In electro-optics, cryogenics and space instrumentation, we are also consistently recognized as an industry leader. In order to take better advantage of our strengths, our aerospace and communications group was reorganized from five divisions to two during 1993. From its peak in the late 1980s, we have reduced employment in the group by more than 25 percent. We took a $14 million charge in the third quarter primarily to write off inventory associated with our all-light-level television technology and our visual image generating system known as VIGS.

VIGS was one of our problems in the aerospace and communications business. Sales from this highly developmental product line more than doubled in 1993 and should continue to grow in 1994. This is, however, essentially a start-up business, and it operated at a loss in 1993. We have made management changes involving the VIGS product line and can see sales developing over time to provide the critical mass required to make the business viable. Its impact on future results should be much smaller than 1993 as we continue to assess all of our options with regard to this relatively small business unit.

A second problem in aerospace and communications was in our space systems division, whose products include satellites and space platforms. There were simply no satellite proposals to bid on in 1993, and Radarsat, which we completed and shipped to Spar Aerospace Ltd. for the Canadian Space Agency, was one of our few then-current satellite contracts. Combining operations from the space systems, electro-optics and cryogenics, and systems engineering businesses into a single division was part of our program to reduce costs and address the changing markets we serve.

The aerospace and communications group also experienced a sharp reduction in earnings from the communication systems unit, primarily from antenna sales. Falling sales were due to order reductions for major military platforms and commercial airlines. We have responded as rapidly as possible to this reduction in business base through aggressive cost cutting and organizational realignment.

Combining Metal Container Operations

One of our larger tasks for 1993 was the integration of three separate metal container businesses into a single operation. We entered the year with a metal beverage container business in the U.S. and a metal food and beverage container business in Canada. In March we acquired Heekin Can. We immediately began merging these three businesses and three cultures into a single, coordinated operating organization, thereby realizing considerable economies. We closed Heekin's former headquarters in Cincinnati and greatly reduced our Canadian headquarters near Toronto. A single metal container operation headquarters near Denver now provides the staff support functions for all of our can manufacturing. The benefits of this consolidation are considerable. We will begin to realize those benefits in 1994, and they should continue to be felt for many years to come.

Our commitment to being a low-cost producer in the highly competitive metal container industry led to the closing of our Montreal plant early in 1993 and the consolidation of its business into the more cost-efficient Baie d'Urfe, Quebec, plant. The benefit of these moves will begin to occur in 1994. Still, our Canadian metal container business had a significantly improved 1993, which came after several years of investment and necessary plant closings and consolidations.

Our experience in Canada will serve us well as we assimilate our Heekin acquisition. Near the end of 1993 we announced we would close a Heekin food can plant in Augusta, Wisconsin, and relocate its business into our larger, more efficient plant in Columbus, Ohio. We will continue to evaluate our metal food can operations in order to reduce costs and achieve maximum efficiency and capacity utilization.

Our metal beverage container plants all operated efficiently and at or near capacity in 1993. The business performed well despite an extremely difficult pricing environment. We provided a record number of aluminum cans and ends to beer and soft drink customers in Canada and the U.S. We continued our tradition of technology leadership by becoming the first in the industry to supply cans manufactured using a patented "spin flow" process to reduce the diameter of the can top. Spin flow technology was installed early in the year in our Tampa, Florida, plant. By year end we were adding it in our Williamsburg, Virginia, and Fairfield, California, plants.

We continued the investment necessary to keep our metal beverage container plants at a state-of-the-art level. In 1993 we completed a major project to upgrade our Fairfield plant after receiving a new long-term contract to supply cans to the Anheuser-Busch brewery in Fairfield starting in 1994. Other projects included the conversion from steel to aluminum of a beverage can line in our Whitby, Ontario, plant. Our entire U.S.-Canadian beverage can system now produces only aluminum cans.

Our technology leadership continues to provide us with many opportunities internationally for metal container

[Photograph #3]       Description of Photograph #2:  Photograph
                           of Alvin Owsley
                      Caption:  Alvin Owsley, Chairman of the Board
licensing agreements and joint ventures. Our Hong Kong joint venture company completed the installation of a new beverage can line in Sanshui in the People's Republic of China. We are now involved in five beverage can manufacturing plants in China and one in Taiwan. Our original effort with Guangzhou M.C. Packaging in China remains one of the most successful Sino-foreign joint venture companies in that country. In 1986 it began producing beverage cans and ends only. Today it manufactures a wide variety of rigid packaging products for the rapidly growing Chinese market.

While growth has slowed in the U.S. beverage can market, the potential for double-digit growth internationally remains high. We see the demand for our manufacturing expertise expanding for metal beverage containers and extending to glass and metal food containers. As a result, we are very positive about our opportunities internationally.

For that matter, we are positive about the entire outlook for Ball Corporation. The year 1993 was disappointing, but during it we took actions necessary to position the company for the remainder of this century and into the next. A noted futurist predicted in 1993 that we would see more change in the final seven years of this century than we had seen in the first 93. Even if that prediction turns out to be only partially right, it is obvious few companies will be able to hold to the status quo and be successful. We recognize that fact. As a result, we are conducting a thorough assessment of our businesses and our strategic direction. Our goal is to continue to recognize and pursue those business opportunities which will maximize shareholder value.

Ball Corporation today is a strikingly different company from the Ball Corporation of only a few years ago. Since late 1990 we have acquired all of what had been our glass container joint venture company, all of what had been our Canadian can joint venture company, Kerr's commercial glass operations and Heekin's can operations. We have sold one small, unrelated business. We have spun off seven others to our shareholders. Due in large part to these actions, sales have more than doubled while the general and administrative staff necessary to support the businesses has been reduced by approximately 15 percent from pre-consolidation levels, and direct labor has been reduced by 12 percent. We continue to look for new ways to operate in the most efficient and effective manner possible.

At the beginning of 1991 we had 57 facilities and participated in 10 distinct businesses. Since that time we have acquired 15 plants in our core packaging business. We have closed, sold or spun off 18 facilities and eight businesses. Our process of change is not confined to a period of a few years. It will continue. We do, however, fully expect positive results from the changes we have already made and that these results should benefit our shareholders in 1994 and subsequent years.

Responding to the Challenge

We very much appreciate the confidence and loyalty of our shareholders and our employees - in many cases they are one and the same - during these dynamic times. We said good-bye to many wonderful employees and long-time friends when we spun off Alltrista, and welcomed a similar number with the acquisition of Heekin. For them it was a turbulent year, and it was a year of sacrifice for all of our employees. As part of an intensified profit improvement program started in 1993 and carrying through 1994, we froze salaries and hiring and took many steps to curtail sharply our expenses and capital spending.
Employees responded to the challenge with many suggestions on profit improvement, several of which have already been implemented. Shareholders also sacrificed in January 1994 when we reduced our first quarter dividend from 31 cents to 15 cents.

We believe both employees and shareholders will benefit in the long term through a stronger and healthier company which is better able to compete in its markets. We thank all of our stakeholders, including customers, suppliers, employees and shareholders, for the invaluable contributions they make to this enterprise.


/s/ Alvin Owsley
Alvin Owsley
Chairman of the Board

/s/ Delmont A. Davis
Delmont A. Davis
President and Chief Executive Officer

COMPANY PROFILE

Note: The two following pages are facing pages in the printed version of the 1993 Annual Report to Shareholders and should be viewed side-by-side. The left-facing page contains two columns, the first being photographs of representative company products and the second column is headed, "Products and Services." The right-facing page has the column headings, "Markets Served," "Customers" and "Competitors." Both pages are divided horizontally into the following four sections: "Metal Beverage Containers," "Metal Food Containers and Specialty Products," "Glass Containers" and "Aerospace and Communications."

                                            Products and Services
                                            ---------------------
Metal Beverage Containers
- -------------------------
[Photograph #4]                             Aluminum beverage cans
                                            and easy-open can ends

Description of Photograph #4: Photograph of undecorated, aluminum beverage containers with attached easy-open, stay-on-tab can ends.

Metal Food Containers and Specialty Products
- -------------------------------------------
[Photograph #5]                             3-piece and 2-piece steel
                                            food cans and food can
Description of Photograph #5:               ends; aerosol cans; metal
Photograph of assorted                      slitting, sheeting,
undecorated, 3-piece and                    coating and lithography
2-piece metal food containers
with attached food can ends and
undecorated metal aerosol cans.

Glass Containers
- ----------------
[Photograph #6]                             Glass food, juice,
                                            wine and liquor
Description of Photograph #6:               bottles and jars
Photograph of assorted,
unlabeled glass food, juice,
wine and liquor bottles
and jars.

Aerospace and Communications
- ----------------------------
[Photograph #7]                             Spacecraft and space systems;
                                            scientific and defense
Description of Photograph #7:               instrumentation; military video;
Photograph of the Hubble Space              government and commercial
Telescope berthed in the Shuttle            antennas; time and frequency
Endeavour's cargo bay.                      standard devices;
                                            electro-optic devices;
                                            cryogenic systems; systems
                                            engineering; imaging products

    Markets Served             Customers                  Competitors
- ------------------------ --------------------------    -----------------

Metal Beverage Containers
- -------------------------
Brewers; soft drink      Anheuser-Busch;               American National
fillers; new age         Coca-Cola;                    Can; Crown Cork &
beverages                Dr. Pepper;                   Seal; Metal
                         HPI Beverages; Molson         Container Corp.;
                         Northern Country Beverages;   Reynolds Metals
                         Pepsi-Cola; Royal Crown;
                         Seven-Up; Stroh

Metal Food Containers and Specialty Products
- -------------------------------------------
Food processing of       Aerosol Systems;              American National
vegetables, meats,       Allen Canning;                Can; Crown Cork &
seafoods, soups,         British Columbia              Seal; Silgan;
pastas and pet foods;    Packers; Bush                 U.S. Can
household products;      Brothers; Campbell
personal care products   Soup; Colgate-
                         Palmolive; Nabisco
                         Brands; Sprayon Products

Glass Containers
- ----------------
Food processing;         Brown-Forman;                 Anchor Glass;
wine and champagne;      Clorox Co.;                   Foster-Forbes;
distilled spirits;       CPC International;            Owens-Illinois
brewers; cosmetics       Heublein; Jim Beam;
                         Kraft General Foods;
                         Nestle Foods; Ocean Spray;
                         Robert Mondavi; Sebastiani;
                         Tree Top

Aerospace and Communications
- ----------------------------
Observing systems;       AT&T; Boeing; General         Boeing; General
satellite systems;       Dynamics; Lockheed; Martin    Dynamics; Lockheed;
command, control,        Marietta; McDonnell           Honeywell; Hughes;
communication and        Douglas; Motorola;            Loral; Martin
intelligence;            NASA; Northrop; Raytheon;     Marietta; McDonnell
government technical     Rockwell; Spar Aerospace;     Douglas; Motorola;
services; simulators;    U.S. Dept. of Defense         NEC; Northrop;
telecommunication                                      Raytheon; Rockwell;
switching equipment                                    Texas Instruments;
                                                       TRW
- ----------------------
Please note: These are brief descriptions and not complete lists.

IN MEMORIAM

May 15, 1926 - July 4, 1993

Richard M. Ringoen passed away on the Fourth of July. He was our friend as well as the former chairman, president and chief executive officer of Ball Corporation and was a member of our board of directors. Because he left an indelible mark on Ball Corporation, and because he was loved and is now missed, the following resolution was passed at the July 1993 meeting of the board of directors:

"Whereas, the directors of Ball Corporation wish to acknowledge their gratitude for the many contributions which benefited the corporation and its shareholders, directors, officers and employees, made by their esteemed colleague, Richard M. Ringoen, who served the corporation since March 1970 - as a director since April 1975, as chief executive officer from January 1981 to April 1991 and as chairman of the board from April 1986 to April 1991 - and to record their regret and sorrow at his death on July 4, 1993; and

"Whereas, Richard M. Ringoen served Ball Corporation with dedication and distinction, and gave tirelessly of his time and totally of his talents to lead the corporation and its family of employees to new heights of growth and achievement; and

"Whereas, his humor, enthusiasm, vigor, generosity, spiritual strength, guidance and ability to bring out the best in his fellow men will be long remembered - and greatly missed.

"Now, therefore be it resolved, that the board of directors of Ball Corporation hereby formally acknowledges its appreciation for the invaluable contributions of Richard M. Ringoen, and hereby records in its minutes its loss by the passing from this life of a man so respected among those who were privileged to have been on his team.

"Be it further resolved, that this resolution be spread upon the minutes of this meeting of the board of directors in recognition of the outstanding service and achievements of Richard M. Ringoen, and as a lasting expression of the corporation's respect to his memory."

[Photograph #8]       Description of Photograph #8:  Photograph
                      of Richard M. Ringoen and
                      facsimile signature.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

Management's discussion and analysis should be read in conjunction with the consolidated financial statements and the accompanying notes.

In 1993, the company continued its strategic focus on core packaging and aerospace businesses through a number of actions designed to enhance the company's competitive position and profitability. These included the spin-off of the businesses making up Alltrista Corporation (Alltrista) to common shareholders, the acquisition of Heekin Can, Inc. (Heekin) and a number of initiatives to restructure continuing operations, all of which are more fully described below and in the accompanying consolidated financial statements.

CONSOLIDATED RESULTS

Consolidated net sales in 1993 increased to $2.4 billion from $2.2 billion in 1992 and $2.0 billion in 1991 due primarily to the net sales of Heekin, which were included from the March 19, 1993, date of acquisition, and, in 1992, to the first full-year consolidation of Ball Packaging Products Canada, Inc.'s (Ball Canada) net sales, as well as the sales from the Kerr commercial glass business acquired in late February 1992.

Consolidated 1993 operating earnings of $3.1 million declined from the 1992 level of $142.9 million as a result of restructuring and other charges recorded in the third and fourth quarters. Before consideration of the restructuring and other charges, 1993 business segment operating results were approximately 24 percent less than comparable 1992 business segment operating earnings. Consolidated operating earnings in 1992 were marginally below 1991 levels due to lower results within the glass packaging and aerospace and communications businesses, partially offset by higher metal packaging earnings.

Interest expense of continuing operations increased to $45.9 million in 1993 from $37.2 million in 1992 and $35.0 million in 1991. The 1993 increase was due to a higher volume of borrowings, a result primarily of the assumed Heekin indebtedness and the full year effect of higher fixed-rate long-term debt borrowed late in 1992, offset partially by lower rates on interest-sensitive borrowings. The increase in 1992 interest expense compared to 1991 was due to increased 1992 borrowings to finance the acquired glass business and the Series C Preferred Stock redemption, as well as higher rates in the fourth quarter as the company refinanced its short-term borrowings with higher fixed-rate long-term debt. Interest expense in 1991 benefited from a reduction in borrowings concurrent with the September 1991 sale of common stock. Interest capitalized amounted to $1.7 million, $1.0 million and $1.3 million in 1993, 1992 and 1991, respectively.

The company's consolidated effective income tax rates were 41.2 percent, 37.3 percent and 37.9 percent in 1993, 1992 and 1991, respectively. The greatest factor contributing to the year-to-year changes in the effective income tax rates has been the varying levels of earnings and losses given that the amounts of nontaxable income and nondeductible expense have remained relatively constant over the three-year period. Also, the one percent increase in the federal income tax rate enacted in 1993 contributed to the higher effective rate for that year.

Equity in earnings of packaging affiliates of $1.3 million and $0.6 million in 1993 and 1992 represents the company's share of earnings of Pacific Rim joint ventures. The 1991 loss of $0.8 million includes $1.6 million from the company's 50 percent interest in the net loss of Ball Canada for the period from January 1, 1991, through the April 19, 1991, acquisition date.

Net income from Alltrista was $2.1 million, $6.2 million and $3.6 million in 1993, 1992 and 1991, respectively. Alltrista 1993 net income represents the earnings of that business through the date of the spin-off to company shareholders. The 1992 increase, which includes a $4.9 million pretax charge ($3.0 million after tax or $0.12 per share) for costs associated with the consolidation of the plastic packaging business into one facility, was due primarily to higher earnings within the zinc products, consumer products and plastic packaging businesses.

[ Graph #6 ]

Caption:  Current Ratio
Description: A bar chart, vertically oriented, depicting the current ratio on December 31 of the years 1989 through 1993, inclusive. The graph is produced from the following data points:

                     Current Ratio

       1989               1.59
       1990               1.61
       1991               1.33
       1992               1.72
       1993               1.53

The net loss attributable to common shareholders in 1993 of $68.3 million was the result of the aforementioned restructuring and other charges, lower segment operating earnings and a net charge of $34.7 million for the cumulative effect on prior years of adopting new accounting standards for postretirement and postemployment benefits. Earnings attributable to common shareholders increased 14.0 percent to $63.7 million in 1992 from $55.9 million in 1991.
The 1992 increase is due to higher net income as well as reduced dividends on the Series C Preferred Stock, which was redeemed in January 1992. Earnings attributable to common shareholders in 1991 reflect a full year's dividends on the Series C Preferred Stock compared to less than one month in 1992.

The 1993 net loss of $2.38 per share of common stock includes a loss of $1.24 per share from continuing operations and a charge of $1.21 per share in connection with the changes in accounting principles. Per share results for 1993 were also affected by the additional common shares issued to acquire Heekin. Earnings per common share from 1992 continuing operations of $2.21 declined from 1991 earnings per share of $2.26, reflecting the net dilutive effect of the 3.2 million common shares sold in a public offering in September 1991. In 1993, the loss per share on a fully diluted basis is the same as the net loss per common share because the assumed exercise of stock options and conversion of preferred stock would have been antidilutive. Fully diluted earnings per share from continuing operations were $2.09 and $2.11 for 1992 and 1991, respectively.

RESTRUCTURING AND OTHER CHARGES

In the company's major packaging markets, excess manufacturing capacity and severe pricing pressures have been significant competitive challenges in recent years. Although domestic metal beverage container operations have operated at or near capacity, such has not been the case in the metal food and glass container businesses, including the Heekin business acquired in 1993. More recently, reductions in federal defense expenditures and other attempts to curb the federal budget deficit have created similar market dynamics in the aerospace and defense industry as the number of new contract bidding opportunities has declined and existing programs have been curtailed or delayed.

In order to adapt the company's manufacturing capabilities and administrative organizations to meet foreseeable requirements of its packaging and aerospace markets, management developed plans to restructure the company's businesses. These plans involve plant closures to consolidate manufacturing activities into fewer, more efficient facilities, principally in the glass and metal food container businesses, and administrative consolidations in the glass, metal packaging and aerospace and communications businesses. In addition to the restructuring plans, decisions were made during the year to discontinue two aerospace and communications segment product lines.

The financial impact of these plans was recognized through restructuring and other charges recorded in the third and fourth quarters of 1993 in the aggregate amount of $108.7 million ($66.3 million after tax or $2.31 per share), of which $76.7 million pertains to the packaging segment, $29.1 million pertains to the aerospace and communications segment and $2.9 million relates to certain corporate actions, including a $1.6 million charge for transaction costs in connection with a pending foreign joint venture which management had determined not to pursue at that time.

Within the packaging segment, $66.3 million of the pretax charge represents the estimated cost of consolidating manufacturing facilities, including recognition of estimated net realizable values that are less than book amounts of property, plant and equipment, employment costs such as severance benefits and pension curtailment losses, and incremental costs associated with the phaseout of facilities to be closed, among which is the Asheville, North Carolina, glass container plant. The remainder of the packaging charge includes the cost of consolidating administrative functions in the metal packaging businesses and losses on machinery and equipment which are being replaced as a result of industry-wide changes in beverage container packaging specifications.

[ Graph #7 ]

Caption:  Debt-to-Total Capitalization (percentage)
Description: A bar chart, vertically oriented, depicting the debt-to-total capitalization ratio on December 31 of the years 1989 through 1993, inclusive. The graph is produced from the following data points:

               Debt-to-Total Capitalization
                     (percentage)

       1989              45.3
       1990              50.9
       1991              43.6
       1992              49.8
       1993              52.6

The benefits expected to accrue from the packaging segment restructuring plans include the ability to operate fewer manufacturing facilities at higher utilization levels with lower fixed cost, and reduced general and administrative expenses in the metal packaging operations. In the case of Ball-InCon Glass Packaging Corp.'s (Ball-InCon) glass container manufacturing plants, management anticipates that postrestructuring annual utilization rates will return to historical levels of at least 90 percent. This compares with a rate of 86 percent in 1993, which was attributable to a number of negative factors described below, and 90 percent in each of 1992 and 1991.

In the aerospace and communications segment, the pretax charge includes $9.7 million provided for the anticipated costs of administrative consolidations of the Colorado operations and group headquarters, and $19.4 million of costs associated with the disposition of the visual image generation systems (VIGS) and all-light-level television (ALLTV) product lines, which includes write-downs of inventory and fixed assets to net realizable values and incremental costs of phasing out the VIGS product line. Of the $19.4 million provided for discontinued product lines, $14.0 million was recorded in the third quarter to recognize lower net realizable values of VIGS and ALLTV assets. The VIGS product, which remains in a developmental stage, has continued to incur operating losses despite encouraging increases in sales. Because efforts to find a viable market for the ALLTV product line have been unsuccessful, sales efforts have been terminated, and the product inventory has been disposed. Among the benefits anticipated from the aerospace and communications segment plans are the elimination of VIGS operating losses subsequent to its disposition (which amounted to $5.7 million and $6.3 million in 1993 and 1992, respectively) and a more competitive overhead cost structure resulting from consolidation of the Colorado division and group operations into fewer, less costly facilities and savings from reduced compensation costs.

Of the total restructuring and other charges recorded in 1993, asset write-offs and write-downs to net realizable values, which do not impact future cash flows apart from related tax benefits, amounted to $52.5 million pretax. The remaining $56.2 million includes $50.1 million representing future pretax cash outflows expected to be incurred largely in the latter part of 1994 and in 1995. On an after-tax basis, net cash outflows would be approximately $12.9 million, which includes the tax benefits to be realized upon the ultimate disposition of assets. The exact timing of those cash outflows is dependent upon the pace of facility consolidation. Funding of certain costs, such as pensions of terminated employees, will occur over an extended period of time. Management believes that cash flow from operations, supplemented, if necessary, from existing credit resources, will be sufficient to fund the net cash outflows associated with the restructuring and other actions outlined above.

In addition to the plans cited above, management has taken a number of steps to improve profitability, which include a company-wide freeze on compensation of most salaried employees, strict controls over hiring, reductions of discretionary spending and stringent controls over capital spending to assure that only the most attractive capital projects are funded. Moreover, the quarterly cash dividend on common stock was reduced, in the first quarter of 1994, to $0.15 per share from the previous quarter's $0.31 per share in order to improve the corporation's financial flexibility. While these initiatives had little impact on 1993 results, they are expected to contribute to improved performance in 1994 and subsequent years.

The Heekin acquisition also afforded a number of opportunities to achieve greater cost economies through consolidation of the headquarters of Heekin, Ball Canada and domestic metal beverage container operations into a single, combined metal packaging management group based in Westminster, Colorado. This group began implementation in 1993 of common financial and manufacturing management systems throughout the U.S. and Canadian metal packaging operations, and the consolidation of metal food container manufacturing capabilities. The Heekin purchase price allocation to acquired assets and assumed liabilities included provision for the consolidation of facilities and other costs of integration, including the announced closing of the Augusta, Wisconsin, plant.

While management has no further plans for restructuring of operations beyond those included in the $108.7 million 1993 provision, the company's businesses and competitive posture are continually evaluated for the purpose of improving financial performance. Accordingly, there can be no assurance that all of the anticipated benefits of restructuring will be fully realized or that further restructuring or other measures will not become necessary in future years. See the note, Restructuring and Other Charges, in the accompanying Notes to Consolidated Financial Statements for further information.

SPIN-OFF

On April 2, 1993, the company completed the spin-off of seven diversified businesses by means of a distribution of

100 percent of the common stock of Alltrista, a then wholly-owned subsidiary, to holders of company common stock. The distributed net assets of Alltrista included the following businesses: the consumer products division; the zinc products division; the metal decorating and services division; the industrial systems division; and the plastics products businesses, consisting of Unimark plastics, industrial plastics and plastic packaging. Following the distribution, Alltrista operated as an independent, publicly-owned corporation. Accordingly, the net assets and results of operations of the Alltrista businesses have been classified separately from continuing operations in the accompanying consolidated financial statements. Additional information regarding the spin-off can be found in the accompanying Notes to Consolidated Financial Statements.

CHANGES IN ACCOUNTING PRINCIPLES

Effective January 1, 1993, the company adopted the provisions of Statements of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 106 requires that the company's estimated postretirement benefit obligations be accrued by the dates at which participants attain eligibility for the benefits. Similarly, SFAS No. 112 mandates accrual accounting for postemployment benefits.

In connection with the adoption of SFAS No. 106, the company elected immediate recognition of the previously unrecognized transition obligation through a non-cash, pretax charge to earnings as of January 1, 1993, in the amount of $46.0 million ($28.5 million after tax or $0.99 per share), which represents the cumulative effect on prior years of the change in accounting. The incremental postretirement benefit expense included in 1993 results of continuing operations was approximately $3.7 million ($2.3 million after tax or $0.08 per share), excluding the cumulative effect of adoption.

The company's early adoption of SFAS No. 112 for postemployment benefits resulted in a non-cash, pretax charge of $10.0 million ($6.2 million after tax or $0.22 per share) to recognize the cumulative effect on prior years. Excluding the cumulative effect of adoption, neither the annual cost nor incremental impact on after-tax earnings was significant.

The company adopted prospectively, from January 1, 1993, SFAS No. 109, "Accounting for Income Taxes." Previously, income tax accounting followed the provisions of SFAS No. 96, a predecessor income tax accounting standard adopted in 1988. Because the effects of the two standards are similar in the company's circumstances, adoption of SFAS No. 109 had no effect upon the 1993 provision for income tax benefit or net loss before the cumulative effect of changes in accounting principles.

BUSINESS SEGMENTS

Packaging

Packaging segment net sales represented 89.0 percent of 1993 consolidated net sales and increased to nearly $2.2 billion compared to $1.9 billion and $1.7 billion in 1992 and 1991, respectively. The 1993 increase was due primarily to the inclusion of Heekin sales of $270.9 million from the acquisition date. Segment operating earnings were $28.9 million, $121.2 million and $115.5 million for 1993, 1992 and 1991, respectively. Before consideration of restructuring and other charges, 1993 operating results were $105.6 million.

Metal packaging sales in 1993 increased 26.8 percent to $1.5 billion as a result of the Heekin sales and higher domestic sales of beverage containers. While Ball Canada's sales were higher in local currency, they did not contribute to the sales increase due to the declining value of the Canadian dollar. Metal packaging 1993 operating earnings declined due primarily to restructuring and other charges of $25.3 million. Before such charges, earnings increased due to the positive contribution of Heekin and improved Ball Canada earnings, offset partially by domestic beverage container results which declined despite higher sales.

In 1992, sales and earnings of total metal beverage and food containers and ends increased over 1991 amounts. These improvements reflect the inclusion of a full year's results for Ball Canada in 1992 and improved performance in domestic metal beverage container operations.

[ Graph #8 ]

Caption:  Capital Spending (dollars in millions)
Description: A bar chart, vertically oriented, depicting the consolidated amounts of capital spending for the years 1989 through 1993, inclusive. The graph is produced from the following data points:

                    Capital Spending
                 (dollars in millions)

       1989              40.4
       1990              20.7
       1991              87.3
       1992             110.2
       1993             140.9

Domestic and Canadian metal beverage can and end sales in 1993 increased modestly as a result of higher unit volumes which more than offset reduced selling prices. In Canada, beverage container sales and unit volumes increased reflecting improved demand for soft drink containers and relatively stable volumes of beer containers, demand for which continues to be affected by Ontario environmental taxes. Despite increases in domestic sales, operating results of the metal beverage container business declined as the beneficial effects of higher volumes and lower raw material prices were more than offset by reduced selling prices and higher spending. Outside warehousing expenses increased due to the higher levels of inventory carried until the fourth quarter and high-cost warehousing situations in several market areas.

Consolidated North American sales of metal beverage cans and ends for 1992 were essentially at 1991 levels as a result of lower sales domestically, offset by the additional sales of Ball Canada for a full year in 1992. The decline in domestic metal beverage can and end sales was attributable to reduced pricing, despite a modest increase in can and end shipments. However, domestic operating earnings increased due to lower aluminum prices, productivity gains and savings realized as additional lines were converted to utilize lower-gauge aluminum. Canadian beverage can and end sales in 1992 were negatively impacted by the environmental tax levy of 10 cents (in Canadian dollars) per can of beer sold in Ontario. Ball Canada's total shipments declined in 1992, with shipments to the beer industry substantially lower partially offset by increased shipments of containers to the soft drink market.

Metal food and specialty container sales more than doubled in 1993 with the addition of the Heekin business. Operating earnings also increased due to improved Canadian results, as well as the Heekin contribution. Canadian results reflect the benefit of past productivity investments, prior restructuring activities, including the midyear completion of the Quebec food container manufacturing consolidation, and an improved salmon catch in British Columbia after a very poor 1992 catch. While Heekin made a positive contribution in 1993, poor weather and flooding throughout the Midwest and erosion of selling prices reduced its results as compared with Heekin's historical, pre-acquisition performance.

Canadian metal food packaging sales declined in 1992 compared to 1991 sales for the full year on both lower prices and volumes. Lower shipments were attributed to a substantially reduced salmon pack in 1992, the third smallest on record, and lower than historical packs in traditional vegetable products.

Ball-InCon's results in 1993 were disappointing, as sales declined $17.1 million to $698.7 million, and, after restructuring and other charges of $51.4 million, the glass container business recorded a loss. Before consideration of the restructuring charge, the business was profitable. However, operating earnings declined substantially. Contributing factors to the 1993 performance included quality and product qualification difficulties with certain customer accounts, a labor disruption at a key customer, the difficult start-up of expanded manufacturing facilities in Ruston, Louisiana, and increased spending related to quality problems, freight and warehousing. Reduced unit volumes and lower capacity utilization also were significant negative factors which resulted from lower demand by certain customers in the core food packaging segment and extended shutdowns at the end of the year to reduce inventories.

Glass packaging sales increased 22.7 percent in 1992 to $715.8 million, compared to $583.2 million in 1991, due to the inclusion of the additional sales resulting from the acquired Kerr commercial glass business. Operating earnings in 1992 declined slightly from 1991, primarily as a result of lower margins resulting from highly competitive industry pricing and lower current margins on a new contract in advance of facility reconfiguration, partially offset by the positive contribution to earnings by the former Kerr business.

Aerospace and communications

Net sales in the aerospace and communications business segment declined 10.4 percent in 1993 to $268.3 million. Including restructuring and other charges of $29.1 million, the segment recorded a loss from 1993 operations. Excluding the effect of the restructuring and other charges, operating earnings declined 85 percent to $3.3 million. The impact of reduced federal defense spending was reflected in lower sales by the Colorado operations, which declined by 17 percent. Revenues of the time and frequency business and systems engineering business both improved.

Operating earnings in 1993 of two Colorado business units, space systems and communications systems, were affected by an inability, due to the lower sales, to fully recover indirect overhead, despite ongoing efforts to reduce costs. Notwithstanding lower sales and earnings, the electro-optics and cryogenics business performed well in a difficult environment. The Efratom division's time and frequency device business recorded 10 percent higher earnings on a similar percentage improvement in revenue. The systems engineering business also improved on the strength of higher sales and lower overhead costs. The VIGS business operated at a loss.

Aerospace and communications segment sales for 1992 increased to $299.5 million from $296.8 million in 1991. However, segment operating earnings for 1992 declined to $21.7 million from $28.1 million in 1991. Two principal factors affected the 1992 results: lower sales at the Efratom division, due to a cellular communications customer's reconfiguration of product requirements, and the losses incurred by the VIGS business unit.

Contracts with the federal government represented approximately 77 percent and 80 percent of segment sales in 1993 and 1992, respectively. Backlog of the aerospace and communications businesses was approximately $305 million at the end of 1993 versus $317 million at December 31, 1992. The backlog at December 31, 1993, is comprised primarily of orders for cryogenics, space and earth sciences instruments and equipment. While the company continues its emphasis on commercialization of non-military aerospace programs and selected defense technologies, and expansion of sales to civilian agencies such as NASA, competition for the aerospace and communications segment businesses is likely to remain intense as federal spending in many of the served market areas declines and major defense contractors seek to enter the company's markets.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Excluding the one-time, beneficial effect of the sale of $66.5 million of trade accounts receivable, cash flow from 1993 operating activities was essentially unchanged from 1992 as the additional Heekin operating cash flow was offset by reduced operating performance, principally in the glass container and aerospace and communications operations. Operating cash flow in 1992 of $117.0 million decreased compared to 1991, as the metal packaging business increased inventory to meet contractual and expected 1993 requirements.

Working capital at December 31, 1993, excluding short-term debt and the current portion of long-term debt, was $364.8 million, an increase of $14.9 million from the 1992 year end, reflecting the additional Heekin working capital, offset partially by lower domestic beverage container inventories and the sale of trade accounts receivable. Although Ball-InCon carried relatively high levels of inventory throughout most of the year, its year-end working capital investment was equivalent to the year-earlier amount. The working capital ratio was 1.53 and 1.72 at December 31, 1993 and 1992, respectively.

Capital expenditures in 1993 of $140.9 million were primarily for productivity improvements and selected capacity expansion in the glass and metal beverage container businesses. Major projects included conversions of metal beverage plant equipment to new industry container specifications, expansion of the Fairfield, California, plant to accommodate additional business under a new long-term contract, completion of the Ruston, Louisiana, glass container plant expansion and the Quebec food container manufacturing consolidation, and a number of furnace rebuilds in various glass container plants.

Property, plant and equipment expenditures amounted to $110.2 million in 1992 compared to $87.3 million in 1991. Spending in 1992 was concentrated in the packaging segment and included completion of a fourth aluminum beverage can line in Saratoga Springs, New York, consolidation of Quebec food container operations, and expansion of the Ruston, Louisiana, glass manufacturing facility, as well as normal expenditures for upgrades of glass forming equipment and furnace rebuilds. In 1991, spending included amounts attributable to Ball-InCon, Ball Canada and expenditures for the additional can line at Saratoga Springs. In addition, spending within metal packaging included programs to improve productivity and the completion of the conversion of the remaining domestic steel can line to aluminum. Upgrades of glass forming equipment and furnace rebuilds comprised a significant portion of 1991 glass

[ Graph #9 ]

Caption:  Depreciation (dollars in millions)
Description: A bar chart, vertically oriented, depicting the consolidated amounts of depreciation for the years 1989 through 1993, inclusive. The graph is produced from the following data points:

                      Depreciation
                 (dollars in millions)

       1989              40.7
       1990              43.3
       1991              88.4
       1992              98.7
       1993             110.0
packaging spending. In 1994, capital spending of approximately $144 million is anticipated.

The investment in company-owned life insurance is used to fund various employee benefit programs. Cash investments of $17.7 million, $18.3 million and $18.2 million were made in 1993, 1992 and 1991, respectively. In 1993, $37.2 million was borrowed from the net cash value of one policy. A further investment of approximately $18.0 million is expected in 1994.

During 1993, the company took advantage of low prevailing interest rates by prepaying $20.0 million of serial notes, and by refinancing $108.8 million of Heekin indebtedness and $17.0 million of industrial development revenue bonds. At December 31, 1993, aggregate indebtedness had increased by $20.7 million from the year earlier to $637.2 million. The higher level of debt was due, in part, to the $121.9 million of assumed Heekin indebtedness offset by $75.0 million of long-term debt assumed by Alltrista. The consolidated debt-to-total capitalization ratio was 52.6 percent and 49.8 percent at December 31, 1993 and 1992, respectively. The increased ratio resulted from the combined effects of restructuring and other charges and the cumulative effects of changes in accounting principles recorded in 1993, both of which had the effect of reducing consolidated shareholders' equity.

The company redeemed the Series C Preferred Stock on January 7, 1992, for $50.3 million, resulting in an estimated after-tax savings of $3.0 million, or $0.12 per share. In the last half of 1992, the company borrowed approximately $214 million of fixed-rate, long-term debt, the proceeds of which were used to repay floating-rate, short-term debt. Short-term debt had increased primarily due to financing the acquisition of the Kerr assets, the redemption of the Series C Preferred Stock and the increase in working capital. In addition, the company amended the revolving credit agreement for $115 million due to expire in April 1993, increasing the facility to $140 million and extending the term.

Cash dividends paid on common stock in 1993 were $1.24 per share. In the first quarter of 1994, the quarterly common dividend was reduced to $0.15 per share from $0.31 per share in order to improve the company's financial flexibility and access to capital. Management believes that, absent a major business dislocation, existing credit resources will be adequate to meet foreseeable financing requirements of the company's businesses.

OTHER

The Environmental Protection Agency has designated the company as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. However, the company's information at this time does not indicate that these matters will have a material, adverse effect upon financial condition, results of operations, capital expenditures or competitive position of the company.

The company's former joint venture partner, Onex Corporation (Onex), has demanded that the company purchase the shares held by Onex in a joint venture holding company through which the partners held their investment in Ball Canada prior to the company's acquisition of 100 percent ownership. Management believes that Onex's demand represents approximately $28.7 million. The company's position is that it has no obligation to purchase any shares from Onex or to pay Onex any amount for such shares. The company believes that it has meritorious defenses against Onex's demand. The matter will result likely in arbitration or litigation, although, because of the uncertainties inherent in those processes, the company is unable to predict the outcome of any such arbitration or litigation. See the note, Contingencies, in the accompanying Notes to Consolidated Financial Statements for further information with respect to this matter.

The United States economy and the company have experienced minor general inflation during the past several years. Management believes that evaluation of the company's performance during the periods covered by these consolidated financial statements should be based upon historical financial statements. Continuing emphasis on productivity improvement programs, the ongoing profit improvement programs and controlled capital spending for facilities and equipment are management actions that are designed to maximize cash flow and have offset, in large part, any adverse effects of inflation.

                         1993 FINANCIAL REVIEW

              REPORT OF MANAGEMENT ON FINANCIAL STATEMENTS

Management of Ball Corporation is responsible for the preparation and fair presentation of the consolidated financial statements included in this annual report to shareholders. The financial statements have been prepared in conformity with generally accepted accounting principles and, necessarily, include certain amounts based on management's informed judgments and estimates. Financial information appearing elsewhere in this annual report is consistent with the financial statements.

Management is responsible for maintaining an adequate system of internal control which is designed to provide reasonable assurance that assets are safeguarded from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and that transactions are properly recorded to permit the preparation of reliable financial statements. To assure the continuing effectiveness of the system of internal control and to maintain a climate in which such controls can be effective, management establishes and communicates appropriate written policies and procedures; carefully selects, trains and develops qualified personnel; maintains an organizational structure that provides clearly defined lines of responsibility, appropriate delegation of authority and segregation of duties; and maintains a continuous program of internal audits with appropriate management follow-up. Company policies concerning use of corporate assets and conflicts of interest, which require employees to maintain the highest ethical and legal standards in their conduct of the company's business, are important elements of the internal control system.

The board of directors oversees management's administration of company financial reporting practices, internal controls and the preparation of the consolidated financial statements through its audit committee which is composed entirely of outside directors. The audit committee meets periodically with representatives of management, internal audit and Price Waterhouse to review the scope and results of audit work, the adequacy of internal controls and the quality of financial reporting. Price Waterhouse and internal audit have direct access to the audit committee, and the opportunity to meet the committee without management present, to assure a free discussion of the results of their work and audit findings.


/s/  D. A. Davis                         /s/  R. David Hoover
- -------------------------------------    -------------------------------
Delmont A. Davis                         R. David Hoover
President and Chief Executive Officer    Senior Vice President and Chief
                                           Financial Officer


                   REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Ball Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of (loss) income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Ball Corporation and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in the Taxes on Income and Other Postretirement and Postemployment Benefits notes to consolidated financial statements, the company adopted Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes," No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993.


/s/  Price Waterhouse

Indianapolis, Indiana
January 25, 1994


                CONSOLIDATED STATEMENT OF (LOSS) INCOME
                   Ball Corporation and Subsidiaries

                                                            Year ended December 31,
                                                  --------------------------------------------
                                                      1993            1992            1991
(dollars in millions except per share amounts)    ------------    ------------    ------------
 Net sales                                           $2,440.9        $2,177.8        $2,018.4
 Costs and expenses
  Cost of sales                                       2,158.6         1,881.2         1,740.0
  Selling, general and administrative expenses          179.1           157.1           139.0
  Restructuring and other charges                       108.7               -               -
  Interest expense                                       45.9            37.2            35.0
                                                  ------------    ------------    ------------
                                                      2,492.3         2,075.5         1,914.0
                                                  ------------    ------------    ------------
 (Loss) income from continuing operations before
  taxes on income                                       (51.4)          102.3           104.4
 Provision for income tax benefit (expense)              21.2           (38.2)          (39.6)
 Minority interest                                       (3.6)           (3.8)           (3.4)
 Equity in earnings (losses) of affiliates                1.3             0.6            (0.8)
                                                  ------------    ------------    ------------
 Net (loss) income from:
  Continuing operations                                 (32.5)           60.9            60.6
  Alltrista operations                                    2.1             6.2             3.6
                                                  ------------    ------------    ------------
 Net (loss) income before cumulative effect of
  changes in accounting principles                      (30.4)           67.1            64.2
 Cumulative effect of changes in accounting
  principles, net of tax benefit                        (34.7)              -               -
                                                  ------------    ------------    ------------
 Net (loss) income                                      (65.1)           67.1            64.2
 Preferred dividends, net of tax benefit                 (3.2)           (3.4)           (8.3)
                                                  ------------    ------------    ------------
 Net (loss) earnings attributable to common
  shareholders                                       $  (68.3)       $   63.7        $   55.9
                                                  ============    ============    ============
 Net (loss) earnings per share of common stock:
  Continuing operations                              $  (1.24)       $   2.21        $   2.26
  Alltrista operations                                    .07             .24             .16
  Cumulative effect of changes in accounting
   principles, net of tax benefit                       (1.21)              -               -
                                                  ------------    ------------    ------------
                                                     $  (2.38)       $   2.45        $   2.42
                                                  ============    ============    ============
 Fully diluted (loss) earnings per share:
  Continuing operations                              $  (1.24)       $   2.09        $   2.11
  Alltrista operations                                    .07             .22             .14
  Cumulative effect of changes in accounting
   principles, net of tax benefit                       (1.21)              -               -
                                                  ------------    ------------    ------------
                                                     $  (2.38)       $   2.31        $   2.25
                                                  ============    ============    ============

The accompanying notes are an integral part of the consolidated financial statements.



                       CONSOLIDATED BALANCE SHEET
                   Ball Corporation and Subsidiaries

                                                          December 31,
                                                  ----------------------------
                                                      1993            1992
(dollars in millions)                             ------------    ------------
Assets
Current assets
 Cash and temporary investments                     $     8.2       $    14.5
 Accounts receivable, net                               191.3           200.9
 Inventories, net
  Raw materials and supplies                             99.8            84.7
  Work in process and finished goods                    309.5           290.5
 Deferred income taxes                                   53.1               -
 Prepaid expenses                                        30.2            28.6
                                                  ------------    ------------
  Total current assets                                  692.1           619.2
                                                  ------------    ------------
Net assets of Alltrista operations                          -            22.1
                                                  ------------    ------------
Property, plant and equipment, at cost
 Land                                                    33.3            33.7
 Buildings                                              301.3           275.1
 Machinery and equipment                              1,114.7           933.4
                                                  ------------    ------------
                                                      1,449.3         1,242.2
 Accumulated depreciation                              (626.6)         (532.3)
                                                  ------------    ------------
                                                        822.7           709.9
                                                  ------------    ------------
Goodwill and purchased intangible assets, net           101.5            58.9
                                                  ------------    ------------
Other assets                                            179.3           153.8
                                                  ------------    ------------
                                                    $ 1,795.6       $ 1,563.9
                                                  ============    ============

Liabilities and Shareholders' Equity
Current liabilities
 Short-term debt and current portion of long-
  term debt                                         $   123.9       $    89.8
 Accounts payable                                       157.3           140.4
 Salaries, wages and accrued employee benefits           85.8            75.1
 Other current liabilities                               84.2            53.8
                                                  ------------    ------------
  Total current liabilities                             451.2           359.1
                                                  ------------    ------------
Noncurrent liabilities
 Long-term debt                                         513.3           451.7
 Deferred income taxes                                   65.1            86.5
 Employee benefit obligations                           181.0            45.6
 Restructuring and other                                 10.4               -
                                                  ------------    ------------
  Total noncurrent liabilities                          769.8           583.8
                                                  ------------    ------------
Contingencies
Minority interest                                        15.9            17.0
                                                  ------------    ------------
Shareholders' equity
 Series B ESOP Convertible Preferred Stock               68.7            69.6
 Unearned compensation - ESOP                           (58.6)          (61.6)
                                                  ------------    ------------
  Preferred shareholder's equity                         10.1             8.0
                                                  ------------    ------------
 Common stock (30,258,169 shares issued - 1993;
               26,968,164 shares issued - 1992)         241.5           130.4
 Retained earnings                                      332.2           482.4
 Treasury stock, at cost (811,545 shares - 1993;
                          539,171 shares - 1992)        (25.1)          (16.8)
                                                  ------------    ------------
  Common shareholders' equity                           548.6           596.0
                                                  ------------    ------------
                                                    $ 1,795.6       $ 1,563.9
                                                  ============    ============

The accompanying notes are an integral part of the consolidated financial statements.



                  CONSOLIDATED STATEMENT OF CASH FLOWS
                   Ball Corporation and Subsidiaries

                                                            Year ended December 31,
                                                  --------------------------------------------
                                                      1993            1992            1991
(dollars in millions)                             ------------    ------------    ------------
Cash Flows From Operating Activities

Net (loss) income from continuing operations
  before cumulative effect of changes in
  accounting principles                             $   (32.5)      $    60.9       $    60.6
Reconciliation of net (loss) income to net cash
  provided by operating activities
 Restructuring and other charges                        108.7               -               -
 Depreciation and amortization                          116.3           105.5            93.7
 Deferred taxes on income                               (41.8)           (1.6)           (7.2)
 Minority interest                                        3.6             3.8             3.4
 Equity in (earnings) losses of affiliates               (1.3)           (0.6)            0.8
 Other                                                  (12.3)           (7.9)           (7.3)
Changes in working capital components excluding
  effects of acquisitions and Alltrista
  operations
 Accounts receivable, including $66.5 million
  proceeds from sale of trade accounts
  receivable in 1993                                     70.2            12.0            36.8
 Inventories                                             32.4           (65.5)           (0.1)
 Prepaid expenses                                         6.8             2.2            (7.9)
 Accounts payable                                       (19.1)            6.6           (33.0)
 Other                                                  (45.6)            1.6            11.2
                                                  ------------    ------------    ------------
     Net cash provided by operating activities          185.4           117.0           151.0
                                                  ------------    ------------    ------------
Cash Flows From Financing Activities

 Principal payments of long-term debt, including
  refinancing of $108.8 million of Heekin
  indebtedness in 1993                                 (181.9)          (35.1)          (74.7)
 Long-term borrowings                                   136.2           239.0               -
 Net change in short-term borrowings                     26.5           (71.1)           52.1
 Common and preferred dividends                         (40.8)          (37.6)          (37.6)
 Proceeds from issuance of common stock under
  various employee and shareholder plans                 20.0            21.5            14.0
 Acquisitions of treasury stock                          (8.6)           (0.2)           (0.1)
 Redemption of Series C Preferred Stock                     -           (50.3)              -
 Net proceeds from public offering of common
  stock                                                     -               -           104.2
 Other                                                    1.2            (1.1)           (6.9)
                                                  ------------    ------------    ------------
     Net cash (used in) provided by financing
      activities                                        (47.4)           65.1            51.0
                                                  ------------    ------------    ------------
Cash Flows From Investment Activities

 Additions to property, plant and equipment            (140.9)         (110.2)          (87.3)
 Company-owned life insurance, net                       19.5           (18.3)          (18.2)
 Investments in packaging affiliates                    (13.7)           (6.1)           (1.5)
 Net cash (to) from Alltrista operations                 (8.0)           20.9            (4.6)
 Purchase of Kerr commercial glass assets                   -           (68.4)              -
 Acquisition of lenders' interests in Ball
  Canada                                                    -               -          (111.2)
 Other                                                   (1.2)            3.5             3.4
                                                  ------------    ------------    ------------
     Net cash used in investment activities            (144.3)         (178.6)         (219.4)
                                                  ------------    ------------    ------------
Net (decrease) increase in cash                          (6.3)            3.5           (17.4)
Cash and temporary investments at beginning of
  year                                                   14.5            11.0            28.4
                                                  ------------    ------------    ------------
Cash and temporary investments at end of year       $     8.2       $    14.5       $    11.0
                                                  ============    ============    ============

The accompanying notes are an integral part of the consolidated financial statements.



       CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                   Ball Corporation and Subsidiaries

                                                       Number of Shares                 Year ended December 31,
                                                      (in thousands)(1)                  (dollars in millions)
                                              ----------------------------------  ----------------------------------
                                                 1993        1992        1991        1993        1992        1991
                                              ----------  ----------  ----------  ----------  ----------  ----------
Series B ESOP Convertible
 Preferred Stock
 Balance, beginning of year                       1,893       1,899       1,906     $  69.6     $  69.8     $  70.0
 Shares issued                                       11           4           -         0.4         0.2           -
 Shares retired                                     (34)        (10)         (7)       (1.3)       (0.4)       (0.2)
                                              ----------  ----------  ----------  ----------  ----------  ----------
 Balance, end of year                             1,870       1,893       1,899     $  68.7     $  69.6     $  69.8
                                              ==========  ==========  ==========  ==========  ==========  ==========
Unearned Compensation - ESOP
 Balance, beginning of year                                                         $ (61.6)    $ (64.3)    $ (66.7)
 Amortization                                                                           3.0         2.7         2.4
                                                                                  ----------  ----------  ----------
 Balance, end of year                                                               $ (58.6)    $ (61.6)    $ (64.3)
                                              ----------  ----------  ----------  ==========  ==========  ==========
Series C Adjustable Rate
 Cumulative Preferred Stock
 Balance, beginning of year                                     503         503                 $  50.3     $  50.3
 Shares redeemed                                               (503)          -                   (50.3)          -
                                                          ----------  ----------              ----------  ----------
 Balance, end of year                                             -         503                 $     -     $  50.3
                                              ----------  ==========  ==========  ----------  ==========  ==========
Common Stock
 Balance, beginning of year                      26,968      26,968      23,806     $ 130.4     $ 128.9     $  27.2
 Shares issued to acquire Heekin Can, Inc.        2,515           -           -        88.3           -           -
 Shares issued in public offering                     -           -       3,162           -           -       104.2
 Shares issued for stock options and other
  employee and shareholder stock plans less
  shares exchanged                                  775           -           -        22.8         1.5        (2.5)
                                              ----------  ----------  ----------  ----------  ----------  ----------
 Balance, end of year                            30,258      26,968      26,968     $ 241.5     $ 130.4     $ 128.9
                                              ==========  ==========  ==========  ==========  ==========  ==========
Retained Earnings
 Balance, beginning of year                                                         $ 482.4     $ 458.9     $ 429.7
 Net (loss) income for the year                                                       (65.1)       67.1        64.2
 Common dividends                                                                     (35.5)      (31.8)      (27.3)
 Alltrista dividend                                                                   (34.5)          -           -
 Preferred dividends, net of tax benefit                                               (3.2)       (3.4)       (8.3)
 Foreign currency translation adjustment                                               (4.1)       (8.4)        0.6
 Additional minimum pension liability, net
  of tax                                                                               (7.8)          -           -
                                                                                  ----------  ----------  ----------
 Balance, end of year                                                               $ 332.2     $ 482.4     $ 458.9
                                              ----------  ----------  ----------  ==========  ==========  ==========
Treasury Stock
 Balance, beginning of year                        (539)     (1,200)     (1,714)    $ (16.8)    $ (36.6)    $ (53.0)
 Shares reacquired                                 (281)         (5)         (4)       (8.6)       (0.2)       (0.1)
 Shares issued for stock options and other
  employee and shareholder stock plans less
  shares exchanged                                    8         666         518         0.3        20.0        16.5
                                              ----------  ----------  ----------  ----------  ----------  ----------
 Balance, end of year                              (812)       (539)     (1,200)    $ (25.1)    $ (16.8)    $ (36.6)
                                              ==========  ==========  ==========  ==========  ==========  ==========

The accompanying notes are an integral part of the consolidated financial statements.

     ---------------
(1)  Except for Series C Preferred Stock which is stated in whole shares.


               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Ball Corporation and Subsidiaries

SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Ball Corporation and majority-owned subsidiaries. Investments in 20 percent- through 50 percent-owned affiliated companies are included under the equity method where the company exercises significant influence over operating and financial affairs. Otherwise, investments are included at cost. Differences between the carrying amounts of equity investments and the company's interest in underlying net assets are amortized over periods benefited. All significant intercompany transactions are eliminated.

The results of operations and net assets of the businesses contributed to Alltrista Corporation, formerly a wholly-owned subsidiary, have been segregated from continuing operations and are captioned as "Alltrista operations." See the note, Spin-Off, for more information regarding this transaction. All amounts included in the Notes to Consolidated Financial Statements pertain to continuing operations except where otherwise noted.

Foreign Currency Translation

Foreign currency financial statements of foreign operations where the local currency is the functional currency are translated using period-end exchange rates for assets and liabilities and average exchange rates during each period for results of operations and cash flows.

Temporary Investments

Temporary investments are considered cash equivalents if original maturities are three months or less.

Revenue Recognition

Sales and earnings are recognized primarily upon shipment of products, except in the case of long-term government contracts for which revenue is recognized under the percentage of completion method. Certain of these contracts provide for fixed and incentive fees which are recorded as they are earned or when incentive amounts become determinable. Provisions for estimated contract losses are made in the period that such losses are determined.

Inventories

Inventories are stated at the lower of cost or market, cost being determined primarily on the first-in, first-out method.

Depreciation and Amortization

Depreciation is provided on the straight-line method in amounts sufficient to amortize the cost of the properties over their estimated useful lives (buildings - 30 to 50 years; machinery and equipment - 5 to 10 years). Goodwill is amortized over the periods benefited, generally 40 years.

Taxes on Income

The company adopted prospectively, from January 1, 1993, Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."
Previously, income tax accounting followed the provisions of SFAS No. 96, a predecessor standard adopted in 1988, the effects of which are similar in the company's circumstances to those of the new standard. Accordingly, adoption of SFAS No. 109 had no effect upon the 1993 provision for income tax benefit or net loss before the cumulative effect of changes in accounting principles.

Under SFAS No. 109, deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each balance sheet date based upon enacted income tax laws and tax rates. Income tax expense or benefit is provided based on earnings reported in the financial statements. The provision for income tax expense or benefit differs from the amounts of income taxes currently payable because certain items of income and expense included in the consolidated financial statements are recognized in different time periods by taxing authorities.

Pension Benefits

Pension expense is determined under the provisions of SFAS No. 87, "Employers' Accounting for Pensions." The cost of pension benefits, including prior service cost, is recognized over the estimated service periods of employees based upon respective pension plan benefit provisions.

Other Postretirement and Postemployment Benefits

Effective January 1, 1993, the company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." Postretirement benefit costs subsequent to the change in accounting principles are accrued on an actuarial basis over the period from the date of hire to the date of full eligibility for employees and covered dependents who are expected to qualify for such benefits. Postemployment benefits are accrued when it is determined that a liability has been incurred. Previously, most postretirement and postemployment benefit costs were recognized as claims were paid or incurred.

Employee Stock Ownership Plan

The company records the cost of its Employee Stock Ownership Plan (ESOP) using the shares allocated transitional method prescribed by the Financial Accounting Standards Board's Emerging Issues Task Force, under which the annual pretax cost of the ESOP, including preferred dividends, approximates program funding. Compensation and interest components of ESOP cost are included in net income; preferred dividends, net of related tax benefits, are shown as a reduction from net income. Unearned compensation-ESOP will be reduced as the principal of the guaranteed ESOP notes is amortized.

Earnings Per Share of Common Stock

Earnings per share computations are based upon net (loss) earnings attributable to common shareholders and the weighted average number of common shares outstanding each year. Fully diluted earnings per share computations assume that the Series B ESOP Convertible Preferred Stock was converted into additional outstanding common shares and that outstanding dilutive stock options were exercised. In the fully diluted computation, net (loss) earnings attributable to common shareholders is adjusted for additional ESOP contributions which would be required if the Series B ESOP Convertible Preferred Stock was converted to common shares. The fully diluted loss per share in 1993 is the same as the net loss per common share because the assumed exercise of stock options and conversion of preferred stock would have been anti-dilutive.

Under SFAS No. 96, the tax benefits of deductible cash dividends on Series B ESOP Preferred Stock were included in, and reduced, the provision for taxes on income. In conjunction with the adoption of SFAS No. 109, preferred dividends and related tax benefits have been reported as a single caption below net income. Prior years' results have been restated to classify the tax benefit of the Series B ESOP Preferred Stock dividends on a basis consistent with the 1993 presentation. The reclassification of this tax benefit had no effect upon the previously reported amounts of net earnings attributable to common shareholders or earnings per common share. Fully diluted earnings per share amounts have been restated to exclude the tax benefit of deductible common dividends upon the assumed conversion of the Series B ESOP Preferred Stock.

RESTRUCTURING AND OTHER CHARGES

In late 1993, plans were developed to undertake a number of restructuring actions which include elimination of excess manufacturing capacity through plant closures and consolidations, administrative consolidations and the discontinuance of two aerospace and communications segment product lines. In connection therewith, pretax restructuring and other charges were recorded in the third and fourth quarters of $14.0 million and $94.7 million, respectively, for an aggregate charge to annual results of operations of $108.7 million ($66.3 million after tax or $2.31 per share). A summary of these charges by business segment and nature of the amounts provided appears below:

                                                                  Aerospace and
                                                   Packaging      Communications     Corporate         Total
(dollars in millions)                             ------------    --------------    ------------    ------------
Asset write-offs and write-downs to net
 realizable values                                     $ 36.7          $ 14.2            $  1.6          $ 52.5
Employment costs and termination benefits                34.7             1.2                 -            35.9
Other                                                     5.3            13.7               1.3            20.3
                                                  ------------    ------------      ------------    ------------
                                                       $ 76.7          $ 29.1            $  2.9          $108.7
                                                  ============    ============      ============    ============


Employment costs and termination benefits include the effects of work force reductions and packaging segment pension curtailment losses of $14.2 million. Other charges include incremental costs associated with the planned phaseout of facilities to be closed and discontinued product lines. At December 31, 1993, unexpended restructuring and other reserves included in the consolidated balance sheet consisted of the following: $11.7 million in salaries, wages and accrued employee benefits; $19.6 million in other current liabilities; $12.1 million in employee benefit obligations; and $10.4 million in restructuring and other noncurrent liabilities.

SPIN-OFF

On March 23, 1993, the company's board of directors declared a dividend and approved the distribution of 100 percent of the stock of Alltrista Corporation (Alltrista), then a wholly-owned subsidiary of the company, to the holders of company common stock of record on April 2, 1993. Shareholders received one share of Alltrista common stock for each four shares of Ball common stock held on that date. Immediately prior to the distribution date, the company contributed the net assets of the following businesses to Alltrista: consumer products, zinc products, metal decorating and services, industrial systems, and the plastics products businesses (comprised of Unimark plastics, industrial plastics and plastic packaging). The dividend distribution of $34.5 million represents the net assets contributed of $32.2 million, which included bank indebtedness of $75.0 million, along with transaction costs of $2.3 million. Following the distribution, Alltrista operated as an independent, publicly-owned corporation.

Further information regarding the composition of the net assets of the Alltrista operations is provided below:

                                               April 2,      December 31,
                                                 1993            1992
(dollars in millions)                        ------------    ------------
Net current assets                                $ 50.9          $ 41.6
Net noncurrent assets                               56.3            55.5
Bank indebtedness                                  (75.0)          (75.0)
                                             ------------    ------------
 Net assets of Alltrista operations               $ 32.2          $ 22.1
                                             ============    ============


Following is summary income statement data for the Alltrista operations through the date of distribution:

                                                 1993            1992            1991
(dollars in millions)                        ------------    ------------    ------------
Net sales                                        $  67.4         $ 268.6         $ 249.1
                                             ============    ============    ============

Earnings before interest and taxes                   4.7            17.0            11.6
Allocated interest expense                          (1.2)           (5.3)           (6.1)
Provision for taxes on income                       (1.4)           (4.9)           (2.6)
Minority interest                                      -            (0.6)            0.7
                                             ------------    ------------    ------------
 Alltrista net income                             $  2.1          $  6.2          $  3.6
                                             ============    ============    ============


Interest expense allocated to net income from Alltrista operations was based on assumed indebtedness of $75.0 million and Ball Corporation's weighted average interest rate for general borrowings. Debt specifically identified with the company's other operations was excluded in determining the weighted average interest rate. Alltrista net income includes allocated general and administrative expenses related to the Alltrista businesses of $1.2 million, $4.7 million and $4.2 million for 1993, 1992 and 1991, respectively.

In July 1992, the company acquired the remaining interest in its joint venture company, Plastic Packaging Products Co., for consideration of $6.5 million. In connection with the acquisition and plans to consolidate the operations into one facility, the company recorded a $4.9 million charge ($3.0 million after tax or $0.12 per share) in the second quarter of 1992, which is included in net income of Alltrista operations.

BUSINESS SEGMENT INFORMATION

The company has two reportable business segments: packaging, and aerospace and communications. Packaging, the principal business segment, was expanded during the three-year reporting period with the acquisitions of Ball Packaging Products Canada, Inc. (Ball Canada), the commercial glass assets of Kerr Group, Inc. (Kerr) and Heekin Can, Inc. (Heekin), described in the note, Acquisitions. The results of these acquired businesses are included in the packaging segment information below from their respective acquisition dates. Ball Canada, formerly a joint venture business, was accounted for under the equity method of accounting prior to the acquisition of 100 percent ownership. The packaging segment is comprised of the following operations:
  Metal - manufacture of metal beverage and food containers and ends.
  Glass - manufacture of glass containers, primarily for use in the commercial packaging of food, juice, wine and liquor.
The aerospace and communications segment is comprised principally of the following businesses: electro-optics and cryogenics; communication systems; space systems; time and frequency devices; imaging products; and systems engineering.


SUMMARY OF BUSINESS BY SEGMENT
                                                      1993            1992            1991
(dollars in millions)                             ------------    ------------    ------------
NET SALES
Packaging
 Metal                                               $1,473.9        $1,162.5        $1,138.4
 Glass                                                  698.7           715.8           583.2
                                                  ------------    ------------    ------------
 Total packaging                                      2,172.6         1,878.3         1,721.6
Aerospace and communications                            268.3           299.5           296.8
                                                  ------------    ------------    ------------
 Consolidated net sales                               2,440.9         2,177.8         2,018.4
                                                  ============    ============    ============
(LOSS) INCOME
Packaging                                               105.6           121.2           115.5
 Restructuring and other charges (1)                    (76.7)              -               -
                                                  ------------    ------------    ------------
 Total packaging                                         28.9           121.2           115.5
                                                  ------------    ------------    ------------
Aerospace and communications                              3.3            21.7            28.1
 Restructuring and other charges (1)                    (29.1)              -               -
                                                  ------------    ------------    ------------
 Total aerospace and communications                     (25.8)           21.7            28.1
                                                  ------------    ------------    ------------
Consolidated operating earnings                           3.1           142.9           143.6
Corporate expenses, net                                  (5.7)           (3.4)           (4.2)
 Corporate restructuring and other charges (1)           (2.9)              -               -
Interest expense                                        (45.9)          (37.2)          (35.0)
                                                  ------------    ------------    ------------
 Consolidated (loss) income from continuing
  operations before taxes on income                     (51.4)          102.3           104.4
                                                  ============    ============    ============
ASSETS EMPLOYED IN OPERATIONS (2)
Packaging                                             1,371.8         1,168.5         1,049.1
Aerospace and communications                            145.9           174.7           187.1
                                                  ------------    ------------    ------------
 Assets employed in operations                        1,517.7         1,343.2         1,236.2
Corporate (3)                                           248.7           184.0           149.9
Investments in packaging affiliates                      29.2            14.6             8.4
Net assets of Alltrista operations                          -            22.1            37.5
                                                  ------------    ------------    ------------
 Total assets                                         1,795.6         1,563.9         1,432.0
                                                  ============    ============    ============
PROPERTY, PLANT AND EQUIPMENT ADDITIONS
Packaging                                               128.3            98.2            75.2
Aerospace and communications                             10.8             9.5            10.4
Corporate                                                 1.8             2.5             1.7
                                                  ------------    ------------    ------------
 Total additions                                        140.9           110.2            87.3
                                                  ============    ============    ============
DEPRECIATION AND AMORTIZATION
Packaging                                                98.9            88.4            76.2
Aerospace and communications                             13.1            13.0            13.4
Corporate                                                 4.3             4.1             4.1
                                                  ------------    ------------    ------------
 Total depreciation and amortization                 $  116.3        $  105.5        $   93.7
                                                  ============    ============    ============

     ---------------
(1)  Refer to the note, Restructuring and Other Charges.
(2) Includes asset write-offs and write-downs as described in the note, Restructuring and Other Charges.
(3) Corporate assets include cash and temporary investments, current deferred and prepaid income taxes, amounts related to employee benefit plans, and corporate facilities and equipment.


Packaging segment sales to Anheuser-Busch Companies, Inc. represented approximately 11 percent of consolidated sales in 1993 and 14 percent of consolidated sales in each of 1992 and 1991. Sales to each of Pepsi-Cola Company and The Coca-Cola Company and their affiliates were 10 percent of consolidated net sales in 1993 and less than 10 percent of consolidated sales in 1992 and 1991. Sales to all bottlers of Pepsi-Cola and Coca-Cola branded beverages comprised approximately 22 percent, 20 percent and 23 percent of consolidated sales in 1993, 1992 and 1991, respectively. Sales to various United States government agencies by the aerospace and communications segment represented approximately 8 percent, 11 percent and 12 percent of consolidated sales in 1993, 1992 and 1991, respectively.

The company's major customers and principal facilities are located within the United States and Canada. Financial information by geographic area is provided below. Inter-area sales from the U.S. were primarily to Canada and are generally priced with reference to prevailing market prices.


SUMMARY OF BUSINESS BY GEOGRAPHIC AREA
                                                     United          Canada
                                                     States        and Other      Eliminations    Consolidated
(dollars in millions)                             ------------    ------------    ------------    ------------
1993
Net sales
 Sales to unaffiliated customers                     $2,165.1        $  275.8          $    -        $2,440.9
 Inter-area sales to affiliates                           9.3             9.9           (19.2)              -
                                                  ------------    ------------    ------------    ------------
                                                      2,174.4           285.7           (19.2)        2,440.9
                                                  ============    ============    ============    ============
Consolidated operating earnings (1)                       3.8            (0.7)              -             3.1
                                                  ============    ============    ============    ============
Assets employed in operations                        $1,287.4        $  232.8          $ (2.5)       $1,517.7
                                                  ============    ============    ============    ============
1992
Net sales
 Sales to unaffiliated customers                      $1,889.6        $  288.2         $    -        $2,177.8
 Inter-area sales to affiliates                            6.1             2.9           (9.0)              -
                                                   ------------    ------------   ------------    ------------
                                                       1,895.7           291.1           (9.0)        2,177.8
                                                   ============    ============   ============    ============
Consolidated operating earnings                          133.3             9.6              -           142.9
                                                   ============    ============   ============    ============
Assets employed in operations                         $1,111.3         $ 232.8         $ (0.9)       $1,343.2
                                                   ============    ============   ============    ============
1991
Net sales
 Sales to unaffiliated customers                      $1,760.4        $  258.0         $    -        $2,018.4
 Inter-area sales to affiliates                           23.2             0.6          (23.8)              -
                                                   ------------    ------------   ------------    ------------
                                                       1,783.6           258.6          (23.8)        2,018.4
                                                   ============    ============   ============    ============
Consolidated operating earnings                          136.3             7.5           (0.2)          143.6
                                                   ============    ============   ============    ============
Assets employed in operations                         $  961.6        $  275.6         $ (1.0)       $1,236.2
                                                   ============    ============   ============    ============

     ---------------
(1)  Refer to the note, Restructuring and Other Charges.


ACQUISITIONS

Heekin Can, Inc.

On March 19, 1993, the company acquired Heekin through a tax-free exchange of shares accounted for as a purchase. Heekin is a manufacturer of metal food, pet food and aerosol containers with 1992 sales of $355.0 million. Each outstanding share of common stock of Heekin was exchanged for 0.769 shares of common stock of the company. The consideration amounted to approximately $91.3 million, consisting of 2,514,630 newly-issued shares of the company's common stock which were exchanged for 3,270,000 issued and outstanding shares of Heekin common stock valued at $27.00 per share, and transaction costs of approximately $3.0 million. In connection with the acquisition, Ball also assumed $121.9 million of Heekin indebtedness, of which $108.8 million was refinanced following the acquisition. The purchase price has been assigned, based, in part, upon fair values determined by management, to acquired assets and assumed liabilities, including goodwill of $47.0 million.

A summary of the non-cash investing and financing activity related to the Heekin acquisition follows:

                                              March 19,
                                                 1993
(in millions)                                ------------

Assets acquired, at estimated fair values         $326.8
Liabilities assumed                               (235.5)
                                             ------------
 Net assets acquired                              $ 91.3
                                             ============

Ball Corporation common stock issued              $ 88.3
Transaction costs                                    3.0
                                             ------------
 Total purchase consideration                     $ 91.3
                                             ============


The following table illustrates the effects of the acquisition on a pro forma basis as though it had occurred at January 1, 1993. The unaudited pro forma combined financial information presented below is provided for informational purposes only and does not purport to be indicative of the future results or what the results of operations would have been had the acquisition been effected on January 1, 1993.

                                                      1993
(dollars in millions except per share amounts)    ------------

Net sales                                            $2,506.7
                                                  ============
Loss from continuing operations before taxes on
 income                                                 (53.1)
                                                  ============
Net loss from continuing operations                     (33.6)
                                                  ============
Net loss per common share from continuing
 operations                                             (1.26)
                                                  ============
Fully diluted loss per share from continuing
 operations                                            $(1.26)
                                                  ============


Pro forma adjustments include incremental depreciation and amortization relating to the allocation of the purchase price to property, plant and equipment and goodwill, adjustment to employee benefit plan costs, principally to reflect accounting practices and assumptions used by Ball Corporation to record pension and postretirement benefit expense, reduction in interest expense to reflect the effect of refinancing Heekin indebtedness at lower rates available to Ball Corporation, and related tax effects.

Kerr Group, Inc. Commercial Glass Assets

On February 28, 1992, the company acquired certain assets of the commercial glass manufacturing operations of Kerr Group, Inc. for $68.4 million. Assets acquired included inventory and machinery and equipment and certain manufacturing facilities. The excess of the purchase price over the net book value of the assets acquired and liabilities assumed has been assigned to long-term assets, including goodwill of $9.7 million, and is being amortized to expense over periods corresponding to the useful lives of property, plant and equipment and, in the case of goodwill, over 40 years.

Ball Packaging Products Canada, Inc.

In December 1988, the company acquired a 50 percent indirect equity interest in Onex Packaging Inc., a Canadian packaging manufacturer, for cash of $32.9 million. The Canadian company operated until April 19, 1991, as a joint venture under the name Ball Packaging Products Canada, Inc. Due to a number of factors, Ball Canada was unable to remain in compliance with certain of its financial covenants during the latter half of 1990 and did not make scheduled December 1990 and January 1991 debt service payments. In late March 1991, at the request of its term lenders, Ball Canada was placed into receivership by the Ontario Court of Justice. In early April 1991, the company concluded a definitive agreement with Ball Canada's term lenders to purchase their debt, with a face amount of approximately $171.4 million, and security interests in the Canadian company, including all outstanding common stock of Ball Canada, for $111.2 million, including transaction costs. The transaction, which has been treated as a purchase business combination, closed on April 19, 1991, at which time Ball Canada became a wholly-owned subsidiary of the company.

ACCOUNTS RECEIVABLE

Sale of Trade Accounts Receivable

In September 1993, the company entered into an agreement with a financial institution whereby the company can sell on an ongoing basis up to $75.0 million of an undivided interest in a designated pool of packaging trade accounts receivable. The agreement expires in one year with options to extend the arrangement to September 1997. Under the terms of the agreement, the ongoing costs pertaining to this program are based on the purchaser's cost of issuing commercial paper plus a fixed rate. The company has retained substantially the same credit risk as if the receivables had not been sold.
At December 31, 1993, receivables carried in the balance sheet were reduced by $66.5 million of net cash proceeds from the sale of trade receivables.

Receivables in Connection with Long-term Contracts

Accounts receivable under long-term contracts were $63.5 million and $71.9 million at December 31, 1993 and 1992, respectively, and include unbilled amounts representing revenue earned but not yet billable of $22.7 million and $25.6 million, respectively. Approximately $8.2 million of unbilled receivables at December 31, 1993, is expected to be collected after one year.

OTHER ASSETS

The composition of other assets at December 31, 1993 and 1992, was as follows:

                                                 1993            1992
(dollars in millions)                        ------------    ------------
Net cash surrender value of company-owned
  life insurance                                 $  86.4         $  94.5
Pension intangibles and deferred expense            46.4            29.9
Investments in packaging affiliates                 29.2            14.6
Other                                               17.3            14.8
                                             ------------    ------------
 Total other assets                              $ 179.3         $ 153.8
                                             ============    ============


The company has purchased insurance on the lives of certain groups of employees. The company's net cash investment was $17.7 million, $18.3 million and $18.2 million in each of 1993, 1992 and 1991, respectively, and is reflected in the increase in net cash surrender value for the respective years. In 1993, $37.2 million was borrowed from the accumulated net cash value of one policy. The policies have been issued by Great-West Life Assurance Company and The Hartford Life Insurance Company.


DEBT AND INTEREST COSTS

Short-term Debt

At December 31, 1993, the company had uncommitted short-term facilities available of approximately $356 million from various banks to provide funding sources at competitive interest rates. The company also had a Canadian commercial paper facility which provided additional short-term funds of up to approximately $90.0 million. At December 31, 1993, short-term debt outstanding consisted of $38.9 million in commercial paper and $35.7 million under uncommitted short-term facilities.

Long-term Debt

Long-term debt at December 31, 1993 and 1992, consisted of the following:

                                                      1993            1992
(dollars in millions)                             ------------    ------------
Notes Payable
 Insurance companies
  8.09% to 8.75% serial installment notes (8.44%
   weighted average) due 1996 through 2012           $  110.0        $  110.0
  9.22% to 9.66% serial notes (9.50% weighted
   average) due through 1998                             80.0           120.0
  9.51% to 10.00% serial notes (9.92% weighted
   average) due through 1998                             65.0            75.0
  8.20% to 8.57% serial notes (8.35% weighted
   average) due 1999 through 2000                        60.0            60.0
  9.18% Canadian note due 1998                           22.7            23.6
  6.64% notes due 1995                                   20.0            20.0
  8.875% installment notes due through 1998              10.0            12.0
 Bank credit agreements                                  75.0            40.0
Industrial Development Revenue Bonds
 Floating rates (3.20%-4.68% at December 31,
  1993) due through 2011                                 34.9            12.9
 6.625% to 7.75% due 1994 through 2009                   11.0            17.0
Capital Lease Obligations and Other                      13.7            11.9
ESOP Debt Guarantee
 8.38% installment notes due through 1999                35.2            38.6
 8.75% installment note due 1999 through 2001            25.1            25.1
                                                  ------------    ------------
                                                        562.6           566.1
Less:
 Current portion of long-term debt                      (49.3)          (39.4)
 Debt allocated to Alltrista operations                     -           (75.0)
                                                  ------------    ------------
                                                     $  513.3        $  451.7
                                                  ============    ============


The company's bank credit agreements provide for total committed funds of $280 million at December 31, 1993. One agreement, scheduled to expire in April 1996, provides for funds of $140 million with interest based upon prime borrowing rates, money market rates or a fixed increment over the London Interbank Offered Rate (LIBOR), and requires commitment fees on the unused balance. This agreement may be canceled by the company with five days' notice and extended to April 1997 at the company's option. Remaining agreements, in amounts not exceeding $35.0 million, are scheduled to expire on various dates from March 1994 with interest generally based on prime borrowing rates, money market rates or a fixed increment over LIBOR. The company is required to pay commitment fees on unused facilities.

The note, bank credit and industrial development revenue bond agreements and guaranteed ESOP notes contain similar restrictions relating to dividends, investments, working capital requirements, guarantees and other borrowings. If financed with borrowings, the company had approximately $60.0 million available for payment of dividends and certain investments under these agreements at December 31, 1993.

ESOP debt represents borrowings by the trust for the company-sponsored ESOP which have been irrevocably guaranteed by the company.

Maturities of fixed long-term debt obligations excluding the bank credit agreements are $60.5 million, $50.6 million, $56.5 million and $68.5 million for the years ending December 31, 1995 through 1998, respectively.

A summary of total interest cost paid and accrued follows:

                                                      1993            1992            1991
(dollars in millions)                             ------------    ------------    ------------
Interest accrued                                       $ 47.6          $ 38.2          $ 36.3
Amounts capitalized                                      (1.7)           (1.0)           (1.3)
                                                  ------------    ------------    ------------
 Interest expense                                        45.9            37.2            35.0
                                                  ============    ============    ============
 Gross amount paid during year                         $ 47.1          $ 33.4          $ 38.1
                                                  ============    ============    ============


Based on the borrowing rates currently available to the company for loans with similar terms and maturities, the fair value of long-term debt is approximately $614.6 million, compared to the face value of $562.6 million at December 31, 1993. The company uses derivative financial instruments to hedge interest rate exposure and to reduce the cost of fixed-rate borrowings. At December 31, 1993, there were outstanding two interest rate swap agreements based on notional principal amounting to $30.0 million and expiring in July and August 1995 which involve the exchange of fixed and floating interest rates. The fair market value of the interest rate swap agreements at December 31, 1993, was approximately $0.6 million. The notional principal amount represents the basis for computing amounts due under the agreements and does not represent an exposure to credit risk. Although these instruments involve varying degrees of credit and interest rate risk, the counter parties to the agreements are major financial institutions which are expected to perform fully under the terms of the agreements.

As of December 31, 1993, $28.1 million of letters of credit were open, principally to provide security under insurance arrangements.

LEASES

Noncancellable operating leases in effect at December 31, 1993, require rental payments of $20.8 million, $13.7 million, $8.7 million, $5.9 million and $3.5 million for the years 1994 through 1998, respectively, and $20.4 million for years thereafter. Lease expense for all operating leases was $33.2 million, $26.3 million and $22.0 million in 1993, 1992 and 1991, respectively.

TAXES ON INCOME

The amounts of (loss) income from continuing operations before income taxes by national jurisdiction follow:


                                                      1993            1992            1991
(dollars in millions)                             ------------    ------------    ------------
Domestic                                              $ (44.1)        $ 100.6         $ 102.4
Foreign                                                  (7.3)            1.7             2.0
                                                  ------------    ------------    ------------
                                                      $ (51.4)        $ 102.3         $ 104.4
                                                  ============    ============    ============


The provision for income taxes for continuing operations was comprised as follows:

                                                      1993            1992            1991
(dollars in millions)                             ------------    ------------    ------------
Current
 United States                                         $ 19.2          $ 32.7          $ 39.6
 State and local                                          0.8             6.5             6.3
 Foreign                                                  0.6             0.6             0.9
                                                  ------------    ------------    ------------
  Total current                                          20.6            39.8            46.8
                                                  ------------    ------------    ------------
Deferred
 United States                                          (33.8)           (1.9)           (6.9)
 State and local                                         (5.2)           (0.5)           (0.9)
 Foreign                                                 (2.8)            0.8             0.6
                                                  ------------    ------------    ------------
  Total deferred                                        (41.8)           (1.6)           (7.2)
                                                  ------------    ------------    ------------
Total provision for income taxes                       $(21.2)         $ 38.2          $ 39.6
                                                  ============    ============    ============


The company recognized additional 1993 tax expense of approximately $0.8 million representing the cumulative effect on prior years of the increase in the corporate federal income tax rate from 34 percent to 35 percent.

The reconciliation of the statutory U.S. income tax rate to the effective income tax rate is as follows:

                                                      1993            1992            1991
                                                  ------------    ------------    ------------
Statutory U.S. federal income tax rate                 (35.0)%          34.0%           34.0%
Increase (decrease) in rates due to:
 Tax effects of company-owned life insurance            (7.1)           (3.2)           (2.8)
 State and local income taxes, net                      (6.0)            3.8             3.8
 Other                                                   6.9             2.7             2.9
                                                  ------------    ------------    ------------
Effective income tax rate                              (41.2)%          37.3%           37.9%
                                                  ============    ============    ============


Provision is not made for additional U.S. or foreign taxes on undistributed earnings of certain international operations where such earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might become payable upon the eventual remittance of foreign earnings for which no provision has been made.

Significant components of deferred tax (assets) liabilities follow:

                                                 1993            1992
(dollars in millions)                        ------------    ------------
Gross deferred tax (assets)
 Deferred compensation                           $ (13.8)        $ (12.6)
 Accrued employee benefits                         (48.2)           (7.7)
 Restructuring and other reserves                  (38.8)           (7.4)
 Net operating loss and tax credit
  carryforwards                                     (9.3)           (2.0)
 Inventory                                          (4.7)           (4.0)
 Other                                             (21.9)           (1.2)
                                             ------------    ------------
Total gross deferred tax (assets)                 (136.7)          (34.9)
                                             ------------    ------------
Gross deferred tax liabilities:
 Depreciation                                      132.9           107.6
 Other                                              15.8            15.7
                                             ------------    ------------
Total gross deferred tax liabilities:              148.7           123.3
                                             ------------    ------------
Net deferred tax liabilities                     $  12.0         $  88.4
                                             ============    ============


At December 31, 1993, domestic regular net operating losses for federal income tax purposes of approximately $6.5 million were available. The net operating losses will expire in 2008 if not used by then. Additionally, domestic alternative minimum tax credit carryforwards of approximately $4.8 million were available for federal tax purposes, which may be used indefinitely to reduce regular federal income taxes. A foreign subsidiary had approximately $2.0 million of investment tax credit carryforwards that will expire in the years 1994 through 1997.

Total income tax payments, including amounts accrued in prior years, were $34.7 million, $53.5 million and $39.3 million for 1993, 1992 and 1991, respectively.

PENSION BENEFITS

The company's noncontributory pension plans cover substantially all U.S. and hourly Canadian employees meeting certain eligibility requirements. The defined benefit plans for salaried employees provide pension benefits based on employee compensation and years of service. Plans for hourly employees provide benefits based on fixed rates for each year of service. The company's policy is to fund the plans on a current basis to the extent deductible under existing tax laws and regulations and in amounts sufficient to satisfy statutory funding requirements. Plan assets consist primarily of fixed-income securities and common stocks.

The composition of pension expense for salaried and hourly employee pension plans follows:

                                                    1993            1992            1991
(dollars in millions)                           ------------    ------------    ------------
Service cost - benefits earned during the
  period                                             $ 11.6          $  9.1          $  8.8
Interest cost on projected benefit obligation          26.8            21.2            18.8
Investment return on plan assets                      (49.0)          (20.4)          (39.9)
Net amortization and deferral                          19.7            (7.2)           15.7
                                                ------------    ------------    ------------
 Net periodic pension expense                           9.1             2.7             3.4
Alltrista net periodic pension credit included
  above                                                 0.1             0.5             0.2
                                                ------------    ------------    ------------
 Net periodic pension expense of continuing
  operations                                            9.2             3.2             3.6
Expense of defined contribution plans                   0.9             1.0             0.1
                                                ------------    ------------    ------------
 Total pension expense                               $ 10.1          $  4.2          $  3.7
                                                ============    ============    ============


Net curtailment losses of $12.3 million were recognized in conjunction with the decision to restructure certain packaging operations and in connection with the Alltrista spin-off.



The funded status of the plans at December 31, 1993 and 1992, was as follows:

                                                            1993                            1992
                                                ----------------------------    ----------------------------
                                                   Assets       Accumulated        Assets       Accumulated
                                                   Exceed         Benefits         Exceed         Benefits
                                                Accumulated        Exceed       Accumulated        Exceed
                                                  Benefits         Assets         Benefits         Assets
(dollars in millions)                           ------------    ------------    ------------    ------------
Vested benefit obligation                           $ 155.5         $ 159.6         $ 115.7         $  88.5
Nonvested benefit obligation                            7.2            26.9             4.9            14.7
                                                  ----------      ----------      ----------      ----------
Accumulated benefit obligation                        162.7           186.5           120.6           103.2
Effect of projected future compensation                27.0             -              31.6             -
                                                  ----------      ----------      ----------      ----------
Projected benefit obligation                          189.7           186.5           152.2           103.2
                                                  ----------      ----------      ----------      ----------
Plan assets at fair value                             202.0           123.7           162.0            93.3
                                                  ----------      ----------      ----------      ----------
Plan assets in excess of (less than)
  projected benefit obligation                         12.3           (62.8)            9.8            (9.9)
Unrecognized transitional asset at
  January 1, 1987, net of amortization                (22.0)           (2.1)          (25.3)           (2.6)
Prior service cost not yet recognized in
  net periodic pension cost                             3.6            29.6             5.2            13.0
Unrecognized net loss since initial application
  of SFAS No. 87                                       22.9            14.8            26.7             2.8
Minimum pension liability (unfunded accumulated
  benefit obligation)                                   -             (42.3)            -             (13.2)
                                                  ----------      ----------      ----------      ----------
Prepaid (accrued) pension cost                      $  16.8         $ (62.8)        $  16.4          $ (9.9)
                                                  ==========      ==========      ==========      ==========
Actuarial assumptions used for plan calculations were:

Discount rate                                       7.5-8.0%       7.5- 8.0%       8.5-10.5%      8.5-10.50%
Assumed rate of increase in future compensation         4.0%               -            5.0%               -
Expected long-term rates of return on assets           10.5%      10.0-10.5%       9.5-11.0%      9.5-10.75%
                                                  ----------      ----------      ----------      ----------

Where two discount rates are provided in the table above, the higher rate in each case pertains to the company's foreign pension plans. A portion of the foreign benefit obligation of approximately $20.0 million has been funded with a dedicated securities portfolio. The discount rate and expected long-term rate of return used for this obligation and related asset portfolio was 8.75%.

In accordance with the provisions of SFAS No. 87, an additional minimum liability of $42.3 million was recorded at December 31, 1993, and $13.2 million was recorded at December 31, 1992, for plans having unfunded accumulated benefit obligations. The 1992 amount was wholly offset by an intangible asset of equal amount which represents unrecognized prior service cost. The 1993 additional minimum liability was offset partially by a $29.6 million intangible asset. The remainder, $7.8 million, net of tax, was recognized at December 31, 1993, as a reduction to shareholders' equity. The 1993 charge to equity and increase in net periodic pension cost were due primarily to benefit increases granted to the majority of Ball-InCon hourly employees as well as the lower discount rate and long-term rate of return assumptions used in 1993.

OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

The company and its subsidiaries sponsor various defined benefit and defined contribution postretirement benefit plans which provide retirement health care and life insurance benefits to substantially all employees. In addition, employees may become eligible, upon termination of active employment prior to retirement, for long-term disability, medical and life insurance continuation and other postemployment benefits. All of the company-sponsored plans are unfunded and, with the exception of life insurance benefits, are self-insured.

Effective January 1, 1993, the company adopted two new accounting standards for these benefit costs, SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 106 requires that the company's estimated postretirement benefit obligations be accrued by the dates at which participants attain eligibility for the benefits. Similarly, SFAS No. 112 mandates accrual accounting for postemployment benefits.

Postretirement Medical and Life Insurance Benefits

Postretirement health care benefits are provided to substantially all of the company's domestic non-union, certain salaried and Canadian union employees.
In Canada, the company provides supplemental medical and other benefits in conjunction with the Canadian national health care plan. Most domestic salaried employees who retired prior to 1990 are covered by noncontributory defined benefit medical plans with capped lifetime benefits. Employees who retired during 1991 and 1992 are covered by similar contributory plans. U.S. employees retiring after January 1, 1993, are provided a fixed subsidy by the company toward each retiree's future purchase of medical insurance. Life insurance benefits are noncontributory. Most employees not covered by company plans are covered by collective bargaining agreements under which the company contributes to multiemployer health and welfare plans. The company has no commitments to increase monetary benefits provided by any of the postretirement benefit plans.

In connection with the adoption of SFAS No. 106, the company elected immediate recognition of the previously unrecognized transition obligation through a pretax, non-cash charge to earnings as of January 1, 1993, in the amount of $46.0 million ($28.5 million after tax). Since Heekin had adopted SFAS No. 106 prior to being acquired, its obligation for postretirement benefits was assumed by the company and was not included in the cumulative effect of adopting the new accounting standard. The accumulated postretirement benefit obligation
(APBO) represents, at the date of adoption, the full liability for postretirement benefits expected to be paid with respect to retirees and a pro rata portion of the benefits expected to be paid with respect to active employees.

Net periodic postretirement benefit cost for continuing operations in 1993 included the following components:

                                                               Foreign
                                              U.S. Plans        Plans           Total
(dollars in millions)                        ------------    ------------    ------------
Service cost - benefits attributed to
 service during the period                         $ 1.3           $ 0.1           $ 1.4
Interest cost on accumulated postretirement
 benefit obligation                                  4.3             1.1             5.4
Net amortization and deferral                        0.1            (0.1)              -
                                             ------------    ------------    ------------
 Net periodic postretirement benefit cost          $ 5.7           $ 1.1           $ 6.8
                                             ============    ============    ============


The incremental expense for continuing operations in 1993 resulting from adoption of SFAS No. 106 was approximately $3.7 million ($2.3 million after tax or $0.08 per share), excluding the effect of the transition obligation which was recognized as the cumulative effect on prior years of the change in accounting. A one percentage point increase in the health care cost trend rate would increase the APBO as of December 31, 1993, by $5.4 million. The impact of a one percentage point increase in the health care trend rate on the sum of the service and interest costs in 1993 would have been an increase of $0.9 million. Postretirement benefit expense in 1993 was $6.8 million (including $3.7 million due to the application of SFAS No. 106) and approximately $2.3 million and $1.9 million in 1992 and 1991, respectively. Contributions to multiemployer plans were $3.8 million, $2.8 million and $2.1 million in 1993, 1992 and 1991, respectively.

The status of the company's unfunded postretirement benefit obligation at December 31, 1993, follows:

                                                               Foreign
                                              U.S. Plans        Plans           Total
(dollars in millions)                        ------------    ------------    ------------
Accumulated postretirement benefit
 obligation:
 Retirees                                         $ 36.4          $ 13.1          $ 49.5
 Fully eligible active plan participants             9.5             0.7            10.2
 Other active plan participants                     18.1             1.4            19.5
                                             ------------    ------------    ------------
                                                    64.0            15.2            79.2
Prior service cost not yet recognized in
 net periodic postretirement benefit cost           (2.0)            1.1            (0.9)
Unrecognized net loss from experience and
 assumption changes                                 (2.9)           (4.9)           (7.8)
                                             ------------    ------------    ------------
Accrued postretirement benefit obligation         $ 59.1          $ 11.4          $ 70.5
                                             ============    ============    ============


The discount rates used to measure the APBO were 8.5 percent for U.S. plans and
9.0 percent for Canadian plans as of January 1, 1993, and 7.5 percent and 8.0 percent, respectively, at December 31, 1993. The assumed health care cost trend rates used in measuring the APBO were 12.0 percent and 8.4 percent for domestic pre-Medicare and post-Medicare benefits, respectively, and 12.0 percent for Canadian plans. The trend rates decline to 5.0 percent after the year 2003.

Other Postemployment Benefits

The company elected early adoption of SFAS No. 112 and, effective January 1, 1993, recorded a non-cash, pretax charge of $10.0 million ($6.2 million after tax) to recognize the cumulative effect on prior years. Excluding the cumulative effect on prior years, neither the annual cost nor incremental impact on after-tax earnings was significant. Future expense levels are dependent upon actual claim experience, but are not expected to be material.

Other Benefit Plans

Substantially all domestic salaried employees and certain domestic non-union hourly employees who participate in the company's 401(k) salary conversion plan and meet certain eligibility requirements automatically participate in the company's ESOP. Cash contributions to the ESOP trust, including preferred dividends, are used to service the ESOP debt and were $8.8 million, $8.3 million and $7.7 million for 1993, 1992 and 1991, respectively. Total interest paid by the ESOP trust for its borrowings was $5.4 million, $5.7 million and $5.8 million for 1993, 1992 and 1991, respectively.

The company maintains Voluntary Employee Beneficiary Association (VEBA) trusts to fund payment of certain medical, dental, disability and life insurance benefits under various company plans for substantially all active and retired domestic employees. Company contributions to the VEBA trusts included in prepaid expenses were zero and $17.3 million at December 31, 1993 and 1992, respectively.

SHAREHOLDERS' EQUITY

At December 31, 1993, the company had 120 million shares of common stock and 15 million shares of preferred stock authorized, both without par value.
Preferred stock includes 600,000 authorized but unissued shares designated as Series A Junior Participating Preferred Stock and 2,100,000 authorized shares designated as Series B ESOP Convertible Preferred Stock (Series B ESOP Preferred). There were 1,870,085 shares of Series B ESOP Preferred outstanding at December 31, 1993. On September 25, 1991, the company issued 3,162,500 shares of common stock in a public offering for net proceeds of $104.2 million.

The Series B ESOP Preferred Stock has a stated value and liquidation preference of $36.75 per share and cumulative annual dividends of $2.76 per share. Each share is convertible into not less than one share of common stock. The Series B ESOP Preferred shares are entitled to 1.3 votes per share and are voted with common shares as a single class upon matters submitted to a vote of the corporation's shareholders. Effective April 2, 1993, the conversion price and conversion ratio of the Series B ESOP Preferred were adjusted in accordance with the anti-dilution provisions of the security to give effect to, among other things, the dividend of Alltrista common stock to holders of company common stock. The conversion price was adjusted to $31.813 per share, from $36.75 per share, and the conversion ratio was adjusted to 1.1552 shares of Ball Corporation Common Stock for each share of Series B ESOP Preferred. The adjustments to the conversion price and conversion ratio had no impact on the stated value and liquidation preference of $36.75 per share.

On January 7, 1992, the company redeemed, for $50.3 million, all 503 shares of the Series C Preferred Stock issued on November 30, 1990, in connection with the purchase of the remaining 50 percent interest in Ball-InCon.

Under the company's Shareholder Rights Plan, adopted in 1986, one Preferred Stock Purchase Right is attached to each outstanding share of common stock of the company. If a person or group acquires 20 percent or more of the company's outstanding common stock (or upon occurrence of certain other events), the rights (other than those held by the acquiring person) become exercisable, and generally entitle the holder to purchase shares of common stock of the company at a 50 percent discount. The rights expire in 1996, are redeemable by the company at a redemption price of $.05 per right, and trade with the common stock. Exercise of such rights would cause substantial dilution to a person or group attempting to acquire control of the company without the approval of the company's board of directors. The rights would not interfere with any merger or other business combinations approved by the board of directors.

Common shares were reserved at December 31, 1993, for future issuance under the employee stock purchase, stock option, dividend reinvestment and restricted stock plans, as well as to meet conversion requirements of the Series B ESOP Preferred Stock.

In connection with the employee stock purchase plan, the company contributes 20 percent of up to $500 of each participating employee's monthly payroll deduction. Company contributions for this plan were $2.0 million, $1.7 million and $1.3 million in 1993, 1992 and 1991, respectively.

The company has several stock option plans under which options to purchase shares of common stock have been granted to officers and key employees of the company and its subsidiaries at not less than the market value of the stock at the date of grant. Payment must be at the time of exercise in cash or with shares of stock owned by the option holder which are valued at fair market value on the exercise date. Options terminate ten years from date of grant and are exercisable in four equal installments commencing one year from date of grant. Several option plans provide for, among other things, the discretionary grant of stock appreciation rights in tandem with options and certain anti-dilution provisions. Effective April 2, 1993, in conjunction with the dividend of Alltrista common stock to holders of the company's common stock, the company adjusted the number and exercise price of options outstanding as of that date in accordance with the anti-dilution provisions of the plans.

A summary of stock option activity for the years ended December 31, 1993 and 1992, follows:

                                                        1993                                         1992
                                      -----------------------------------------    -----------------------------------------
                                         Shares              Price Range              Shares              Price Range
                                      ------------    -------------------------    ------------    -------------------------
Outstanding at beginning of year        1,695,753         $15.125 -  $39.625         1,588,516        $ 7.656   -  $39.625
 Exercised                               (178,536)        $15.125 -  $31.500          (135,663)       $ 7.656   -  $31.500
 Granted                                  273,365         $24.930 -  $44.940           263,400        $34.250
 Canceled                                (380,105)        $28.000 -  $34.250           (20,500)       $27.375   -  $34.250
Effect of anti-dilution adjustment        264,493         $12.960 -  $38.500                 -          -            -
                                      ------------                                 ------------
Outstanding at end of year              1,674,970         $12.960 -  $38.500         1,695,753        $15.125   -  $39.625
                                      ============                                 ============
Exercisable at end of year              1,032,840         $12.960 -  $38.500           890,871        $15.125   -  $39.625
                                      ============                                 ============
Reserved for future grants              1,374,309                                       55,443
                                      ============    -------------------------    ============    -------------------------

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred in connection with the company's internal programs for the development of products and processes. Costs incurred in connection with these programs amounted to $15.7 million, $14.6 million and $12.1 million for the years 1993, 1992 and 1991, respectively.

CONTINGENCIES

Environmental

The Environmental Protection Agency has designated the company as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. However, the company's information at this time does not indicate that these matters will have a material, adverse effect upon financial condition, results of operations, capital expenditures or competitive position of the company.

Litigation

Prior to the acquisition on April 19, 1991, of the lenders' position in the term debt and 100 percent ownership of Ball Canada, the company had owned indirectly 50 percent of Ball Canada through a joint venture holding company owned equally with Onex Corporation (Onex). The 1988 Joint Venture Agreement had included a provision under which Onex, beginning in late 1993, could "put" to the company all of its equity in the holding company at a price based upon the holding company's fair value. Onex has since claimed that its "put" option entitled it to a minimum value founded on Onex's original investment of approximately $22.0 million. On December 9, 1993, Onex served notice on the company that Onex was exercising its alleged right under the Joint Venture Agreement to require the company to purchase all of the holding company shares owned or controlled by Onex, directly or indirectly, for an amount including "approximately $38 million" in respect of the Class A-2 Preference Shares owned by Onex in the holding company. Although the matter is not free from doubt, such "$38 million" appears to be expressed in Canadian dollars and would represent approximately $28.7 million at year-end exchange rates. The company's position is that it has no obligation to purchase any shares from Onex or to pay Onex any amount for such shares, since, among other things, the Joint Venture Agreement, which included the "put" option, is terminated.

On January 24, 1994, the Ontario Court (General Division Commercial List) ordered that Onex's August 1993 Application for Rectification to reform the Joint Venture Agreement document be stayed, and the Court referred the parties to arbitration on the matter. Under date of January 31, 1994, Onex provided a Notice of Appeal of the Court's order. The company is opposing the appeal but is unable to predict its outcome. The company believes that the matter will result likely in arbitration or possibly in other litigation instituted against it by Onex. The company believes that it has meritorious defenses against Onex's claims, although, because of the uncertainties inherent in the arbitration or litigation process, it is unable to predict the outcome of any such arbitration or other litigation.


QUARTERLY RESULTS OF OPERATIONS (Unaudited)
                                                First           Second          Third           Fourth
(dollars in millions except per share          Quarter         Quarter         Quarter         Quarter          Total
   amounts)                                  ------------    ------------    ------------    ------------    ------------
1993
Net sales                                        $  534.7        $  665.5       $  683.0        $  557.7       $ 2,440.9
                                              ------------    ------------   ------------    ------------    ------------
Gross profit                                         66.1            82.7           83.7            49.8           282.3
                                              ------------    ------------   ------------    ------------    ------------
Net (loss) income from:
 Continuing operations (1)                            9.1            13.3            3.8           (58.7)          (32.5)
 Alltrista operations                                 2.1               -              -               -             2.1
                                              ------------    ------------   ------------    ------------    ------------
Net (loss) income before cumulative effect
 of changes in accounting principles                 11.2            13.3            3.8           (58.7)          (30.4)
Cumulative effect of changes in accounting
 principles, net of tax benefit                     (34.7)              -              -               -           (34.7)
                                              ------------    ------------   ------------    ------------    ------------
Net (loss) income                                   (23.5)           13.3            3.8           (58.7)          (65.1)
Preferred dividends, net of tax benefit              (0.8)           (0.8)          (0.8)           (0.8)           (3.2)
                                              ------------    ------------   ------------    ------------    ------------
Net (loss) earnings attributable to
 common shareholders                             $  (24.3)       $   12.5       $    3.0        $  (59.5)      $   (68.3)
                                              ============    ============   ============    ============    ============
Net (loss) earnings per share of common
  stock:
 Continuing operations (1)                       $   0.31        $   0.43       $   0.10        $  (2.02)      $   (1.24)
 Alltrista operations                                0.08               -              -               -            0.07
 Cumulative effect of changes in accounting
  principles, net of tax benefit                    (1.29)              -              -               -           (1.21)
                                              ------------    ------------   ------------    ------------    ------------
                                                 $  (0.90)       $   0.43       $   0.10        $  (2.02)      $   (2.38)
                                              ============    ============   ============    ============    ============
Fully diluted (loss) earnings per share: (2)
 Continuing operations (1)                       $   0.30        $   0.41       $   0.10        $  (2.02)      $   (1.24)
 Alltrista operations                                0.08               -              -               -            0.07
 Cumulative effect of changes in accounting
  principles, net of tax benefit                    (1.28)              -              -               -           (1.21)
                                              ------------    ------------   ------------    ------------    ------------
                                                 $  (0.90)       $   0.41       $   0.10        $  (2.02)      $   (2.38)
                                              ============    ============   ============    ============    ============
1992
Net sales                                        $  487.3        $  599.2       $  566.5        $  524.8       $ 2,177.8
                                              ------------    ------------   ------------    ------------    ------------
Gross profit                                         61.5            81.7           80.4            73.0           296.6
                                              ------------    ------------   ------------    ------------    ------------
Net income from:
 Continuing operations                               10.8            18.6           20.7            10.8            60.9
 Alltrista operations (3)                             0.5             0.9            4.5             0.3             6.2
                                              ------------    ------------   ------------    ------------    ------------
Net income                                           11.3            19.5           25.2            11.1            67.1
Preferred dividends, net of tax benefit              (0.9)           (0.8)          (0.8)           (0.9)           (3.4)
                                              ------------    ------------   ------------    ------------    ------------
Net earnings attributable to
 common shareholders                             $   10.4        $   18.7       $   24.4        $   10.2       $    63.7
                                              ============    ============   ============    ============    ============
Net earnings per share of common stock:
 Continuing operations                           $   0.38        $   0.69       $   0.76        $   0.38       $    2.21
 Alltrista operations (3)                            0.02            0.03           0.18            0.01            0.24
                                              ------------    ------------   ------------    ------------    ------------
                                                 $   0.40        $   0.72       $   0.94        $   0.39       $    2.45
                                              ============    ============   ============    ============    ============
Fully diluted earnings per share: (4)
 Continuing operations                           $   0.36        $   0.65       $   0.72        $   0.36       $    2.09
 Alltrista operations (3)                            0.02            0.03           0.16            0.01            0.22
                                              ------------    ------------   ------------    ------------    ------------
                                                 $   0.38        $   0.68       $   0.88        $   0.37       $    2.31
                                              ============    ============   ============    ============    ============

     ---------------
(1) Includes $14.0 million ($8.5 million after tax) in the third quarter and $94.7 million ($57.8 million after tax) in the fourth quarter of restructuring and other charges. See the note, Restructuring and Other Charges.
(2) Fully diluted (loss) earnings per share in 1993 is the same as net (loss) earnings per common share because the assumed exercise of stock options and conversion of the preferred stock would have been anti-dilutive.
(3) Includes a $4.9 million pretax charge in the second quarter ($3.0 million after tax or $0.12 per share) for costs associated with the consolidation of the plastic packaging business into one facility.
(4) Fully diluted earnings per share amounts for 1992 were restated as a result of the reclassification of tax benefits related to ESOP preferred stock as explained in the note, Significant Accounting Policies, Earnings Per Share of Common Stock.


Earnings per share calculations for each quarter are based on the weighted average number of shares outstanding for each period, and the sum of the quarterly amounts may not necessarily equal the annual earnings per share amount.


SEVEN YEAR REVIEW OF SELECTED FINANCIAL DATA
Ball Corporation and Subsidiaries

(dollars in millions except         1993          1992          1991          1990          1989          1988          1987
   per share amounts)           ------------  ------------  ------------  ------------  ------------  ------------  ------------
Net sales                          $2,440.9      $2,177.8      $2,018.4      $1,120.9      $  989.2      $  863.0      $  883.1
Net (loss) income from:
 Continuing operations                (32.5)         60.9          60.6          40.6          26.0          24.2          53.5
 Alltrista operations                   2.1           6.2           3.6           7.6           8.8           8.5           6.6
Net (loss) income before
 cumulative effect of
 accounting changes                   (30.4)         67.1          64.2          48.2          34.8          32.7          60.1
Cumulative effect of
 accounting changes, net of
 tax benefit                          (34.7)            -             -             -             -          17.8             -
Net (loss) income                     (65.1)         67.1          64.2          48.2          34.8          50.5          60.1
Preferred dividends, net of
 tax benefit                           (3.2)         (3.4)         (8.3)         (3.8)         (1.7)            -             -
Net (loss) earnings
 attributable to common
 shareholders                         (68.3)         63.7          55.9          44.4          33.1          50.5          60.1
Return on average common
 shareholders' equity                 (11.6)%        11.1%         12.3%         11.3%          8.2%         12.4%         15.8%
                                ------------  ------------  ------------  ------------  ------------  ------------  ------------
Per share of common stock
 Continuing operations              $ (1.24)      $  2.21       $  2.26       $  1.69       $  1.06       $  1.04       $  2.26
 Alltrista operations                   .07           .24           .16           .34           .38           .36           .28
 Net (loss) earnings before
  cumulative effect of
  accounting changes                  (1.17)         2.45          2.42          2.03          1.44          1.40          2.54
 Cumulative effect of
  accounting changes, net of
  tax benefit                         (1.21)            -             -             -             -           .77             -
 Net (loss) earnings (1)              (2.38)         2.45          2.42          2.03          1.44          2.17          2.54
 Cash dividends                        1.24          1.22          1.18          1.14          1.10          1.02           .89
 Book value(2)                        18.63         22.55         21.39         18.28         17.39         17.92         16.77
 Market value                        30 1/4        35 3/8            38        26 7/8        33 5/8        27 7/8        35 3/8
Annual return to common
 shareholders (3)                       1.1%         (3.6)%        46.9%        (16.9)%        25.2%        (18.5)%         2.7%
Common dividend payout              N.M. (4)         49.8%         48.8%         56.2%         76.4%         47.0%         35.0%
Weighted average common shares
 outstanding (000's)                 28,712        26,039        23,125        21,886        22,959        23,299        23,633
                                ------------  ------------  ------------  ------------  ------------  ------------  ------------
Fully diluted (loss) earnings
 per share (5)
 Continuing operations              $ (1.24)      $  2.09       $  2.11       $  1.59       $  1.03       $  1.03        $    -
 Alltrista operations                   .07           .22           .14           .32           .36           .36             -
 Net (loss) earnings before
  cumulative effect of
  accounting changes                  (1.17)         2.31          2.25          1.91          1.39          1.39             -
 Cumulative effect of
  accounting changes, net of
  tax benefit                         (1.21)            -             -             -             -           .75             -
 Net (loss) earnings                  (2.38)         2.31          2.25          1.91          1.39          2.14             -
Fully diluted weighted average
 shares outstanding (000's)          28,712        28,223        25,408        23,975        24,207        23,576             -
                                ------------  ------------  ------------  ------------  ------------  ------------  ------------
Property, plant and equipment
 additions                         $  140.9      $  110.2      $   87.3      $   20.7      $   40.4      $   88.6      $  123.6
Depreciation                          110.0          98.7          88.4          43.3          40.7          35.7          33.8
Working capital                       240.9         260.1         136.6         178.7         112.9         102.4          70.0
Current ratio                          1.53          1.72          1.33          1.61          1.59          1.61          1.36
Total assets                       $1,795.6      $1,563.9      $1,432.0      $1,194.3      $  825.4      $  775.2      $  700.6
Total interest-bearing debt
 and lease obligations (6)            637.2         616.5         492.8         488.1         318.0         233.4         147.6
Common shareholders' equity           548.6         596.0         551.2         403.9         383.0         421.4         391.2
Total capitalization                1,211.8       1,237.5       1,129.1         958.8         702.3         654.8         538.8
Debt-to-total
 capitalization (6)                    52.6%         49.8%         43.6%         50.9%         45.3%        35.6%         27.4%
                                ------------  ------------  ------------  ------------  ------------  ------------  ------------

     ---------------
(1)  Based upon weighted average common shares outstanding.
(2)  Based upon common shares outstanding at end of year.
(3) Change in stock price plus dividend yield assuming reinvestment of dividends. In 1993, the Alltrista distribution is included based upon a value of $4.25 per share of company common stock. Annual returns for prior years have been restated to conform with recent proxy statement requirements.
(4)  Calculation not meaningful.
(5) Fully diluted earnings per share amounts for the years 1989 through 1992 have been restated as a result of the reclassification of tax benefits related to ESOP preferred stock as explained in the note, Significant Accounting Policies, Earnings Per Share of Common Stock. Fully diluted
     (loss) earnings per share in 1993 is the same as net (loss) earnings per common share because the assumed exercise of stock options and conversion of preferred stock would have been anti-dilutive. The dilutive effect of stock options prior to 1988 was insignificant.
(6)  Including, in years prior to 1993, debt allocated to Alltrista.


BOARD OF DIRECTORS

[Photograph #9]       Description of Photograph #9:
                      Photograph of Alvin Owsley.

Alvin Owsley, 68, is chairman of the board. He was elected a director in 1967 and is a member of the audit, executive compensation and nominating committees. He is a retired senior partner in the law firm of Baker & Botts, Houston.

[Photograph #10]      Description of Photograph #10:
                      Photograph of Delmont A. Davis.

Delmont A. Davis, 58, is president and chief executive officer and a member of the executive and finance committees. He joined the company in 1969. He held vice president positions from 1974 to 1989; was elected a director and president and chief operating officer in 1989; and was named president and chief executive officer in 1991. He is also a director of Cooper Tire & Rubber Company, Findlay, Ohio; and TRINOVA Corporation, Maumee, Ohio.

[Photograph #11]      Description of Photograph #11:
                      Photograph of Howard M. Dean.

Howard M. Dean, 56, was elected a director in 1984 and is a member of the audit, executive and finance committees. He is chairman of the board and chief executive officer of Dean Foods Company, Franklin Park, Illinois. He is also a director of Nalco Chemical Company, Naperville, Illinois; and Yellow Freight System, Inc., Overland Park, Kansas.

[Photograph #12]      Description of Photograph #12:
                      Photograph of Richard M. Gillett.

Richard M. Gillett, 70, was elected a director in 1979 and is a member of the executive, executive compensation and finance committees. He is a retired chairman of the board, Old Kent Financial Corporation, Grand Rapids, Michigan. He is also a director of Ameritech, Chicago; Foremost Corporation of America, Grand Rapids; and CMS Energy Corporation, Jackson, Michigan.

[Photograph #13]      Description of Photograph #13:
                      Photograph of John T. Hackett.

John T. Hackett, 61, was elected a director in January 1994. He is managing general partner of CID Equity Partners, Indianapolis. He is also a director of Irwin Financial Corporation, Columbus, Indiana; Meridian Insurance Group,
Inc., Indianapolis; and Wabash National Corporation, Lafayette, Indiana.

[Photograph #14]      Description of Photograph #14:
                      Photograph of John F. Lehman.

John F. Lehman, 51, was elected a director in 1987 and is a member of the audit and finance committees. He is chairman of J. F. Lehman & Company, New York, and chairman of the board, Sperry Marine Inc., Charlottesville, Virginia. He is a director of Westland Group, PLC, London; and ISO Inc., New York. He served as Secretary of the Navy from 1981 to 1987.

[Photograph #15]      Description of Photograph #15:
                      Photograph of Delbert C. Staley.

Delbert C. Staley, 69, was elected a director in 1977 and is a member of the executive, executive compensation and nominating committees. He is a retired chairman of the board and chief executive officer of NYNEX Corporation, New York. He is also a director of The Bank of New York Company, Inc., and its subsidiary, The Bank of New York; AlliedSignal Inc., Morristown, New Jersey; Dean Foods Company, Franklin Park, Illinois; Digital Equipment Corporation, Maynard, Massachusetts; and Polaroid Corporation, Cambridge, Massachusetts.

[Photograph #16]      Description of Photograph #16:
                      Photograph of W. Thomas Stephens.

W. Thomas Stephens, 51, was elected a director in 1992 and is a member of the audit and finance committees. He is chairman, president and chief executive officer of Manville Corporation, Denver. He was elected president and chief executive officer of Manville in 1986. He is also a director of Riverwood International, Atlanta; and Public Service Company of Colorado, Denver.

[Photograph #17]      Description of Photograph #17:
                      Photograph of William P. Stiritz.

William P. Stiritz, 59, was elected a director in 1983 and is a member of the audit, executive compensation and nominating committees. He is chairman, president and chief executive officer of Ralston Purina Company, St. Louis. He is also a director of Angelica Corporation; Boatman's Bancshares, Inc.; Reinsurance Group of America, Inc.; and May Department Stores Company, all of St. Louis.

DIRECTORS EMERITUS AND COMPANY OFFICERS


DIRECTORS EMERITUS

Edmund F. Ball            Chairman of the Executive Committee Emeritus;
                            retired Chairman, President and Chief Executive Officer

John W. Fisher            Chairman of the Board Emeritus; retired Chairman,
                            President and Chief Executive Officer

COMPANY OFFICERS

Delmont A. Davis*         President and Chief Executive Officer (25)
Richard E. Durbin         Vice President, Information Services (13)
Duane E. Emerson*         Senior Vice President, Administration (20)
Larry T. Gillam           Vice President, Corporate Facilities and Support
                            Services (17)
John A. Haas*             Group Vice President; President, Metal Food
                            Container and Specialty Products Group (29)
Donovan B. Hicks*         Group Vice President; President, Aerospace and
                            Communications Group (32)
R. David Hoover*          Senior Vice President and Chief Financial Officer
                            (23)
Donald C. Lewis           Assistant Corporate Secretary and Associate General
                            Counsel (19)
William A. Lincoln*       Executive Vice President, Metal Container
                            Operations; President and Chief Executive Officer, Ball Packaging Products Canada, Inc. (24)
H. Ray Looney*            Group Vice President; President and Chief Executive
                            Officer, Ball-InCon Glass Packaging Corp. (22)
Elizabeth A. Overmyer     Assistant Corporate Secretary (19)
Albert R. Schlesinger     Vice President and Controller (17)
Raymond J. Seabrook       Vice President and Treasurer (9)
David B. Sheldon*         Group Vice President; President, Metal Beverage
                            Container Group (27)
George A. Sissel*         Senior Vice President, Corporate Affairs; Corporate
                            Secretary and General Counsel (23)
Harold L. Sohn            Vice President, Corporate Relations (17)
Charles E. Wild           Vice President, Corporate Compliance (29)

 *    Member of the Management Committee
( )   Years of service with Ball Corporation

ITEMS OF INTEREST TO SHAREHOLDERS

Quarterly Stock Prices and Dividends

Quarterly sales prices for the company's common stock, as reported on the composite tape, and quarterly dividends in 1993 and 1992 were:

                                 1993                                   1992
                -------------------------------------   -------------------------------------
                  1st       2nd       3rd       4th       1st       2nd       3rd       4th
                Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter
                -------   -------   -------   -------   -------   -------   -------   -------
High             37 1/4    35 1/2    32 1/4    31 1/4    39 1/2    37 3/8    35 5/8    35 7/8
Low              33 3/4    27 7/8    27 3/8    25 1/8    34 3/4    33 1/8    30 1/2      28
Dividends         .31       .31       .31       .31       .30       .30       .31       .31


Dividend Reinvestment and Voluntary Stock Purchase Plan

A dividend reinvestment and voluntary stock purchase plan for Ball Corporation shareholders permits purchase of the company's common stock without payment of a brokerage commission or service charge. Participants in this plan may have cash dividends on their shares automatically reinvested at a five percent discount and, if they choose, invest by making optional cash payments. Additional information on the plan is available by writing First Chicago Trust Company of New York, Dividend Reinvestment Plans, P.O. Box 13531, Newark, New Jersey 07188-0001. The toll-free number is 1-800-446-2617.

Annual Meeting

The annual meeting of Ball Corporation shareholders will be held at 9 a.m.
(EST) on Tuesday, April 26, 1994, at the Horizon Convention Center, 401 South High Street, Muncie, Indiana.

Annual Report on Form 10-K

Copies of the Annual Report on Form 10-K for 1993, filed by the company with the United States Securities and Exchange Commission, may be obtained by shareholders without charge by writing to Elizabeth A. Overmyer, Assistant Corporate Secretary, Ball Corporation, P.O. Box 2407, Muncie, Indiana 47307-0407.

Transfer Agents

First Chicago Trust Company of New York
P.O. Box 2500
Jersey City, New Jersey 07303-2500

American National Trust and Investment Management Company*
110 East Main Street
Muncie, Indiana 47305

Registrars

First Chicago Trust Company of New York
P.O. Box 2500
Jersey City, New Jersey 07303-2500

First Merchants Bank*
200 East Jackson Street
Muncie, Indiana 47305

Equal Opportunity

Ball Corporation is an equal opportunity employer.

*for Employee Stock Purchase Plan

INSIDE BACK COVER

Blank

BACK COVER

[Company Logo]

Ball Corporation
345 South High Street
Muncie, Indiana 47307-0407
(317) 747-6100

APPENDIX - LISTING OF GRAPHIC AND IMAGE MATERIAL CONTAINED IN THE PRINTED 1993
      ANNUAL REPORT TO SHAREHOLDERS

NOTE: Headings indicate the sections in the body of this electronic format
      1993 Annual Report to Shareholders in which the graphic and image material listed below appears along with, where applicable, further descriptions of such material.

FRONT COVER

Photograph # 1   Description:  Photograph of three types of packaging products produced by the company; one glass wine bottle, one metal food container and one aluminum beverage container.

MESSAGE TO SHAREHOLDERS

Photograph # 2   Description:  Photograph of Delmont A. Davis
                 Caption:  Delmont A. Davis, President and Chief Executive
                    Officer

Photograph # 3   Description:  Photograph of Alvin Owsley
                 Caption:  Alvin Owsley, Chairman of the Board

COMPANY PROFILE

Photograph # 4   Aluminum beverage cans and easy-open can ends

Photograph # 5   Description:  Photograph of assorted undecorated, 3-piece and
                    2-piece metal food containers with attached food can ends and undecorated metal aerosol cans.

Photograph # 6   Description:  Photograph of assorted, unlabeled glass food, juice, wine and liquor bottles and jars.

Photograph # 7   Description:  Photograph of the Hubble Space Telescope
                    berthed in the Shuttle Endeavour's cargo bay.

IN MEMORIAM

Photograph # 8   Description:  Photograph of Richard M. Ringoen and facsimile signature.

BOARD OF DIRECTORS

Photograph # 9   Description:  Photograph of Alvin Owsley.

Photograph #10   Description:  Photograph of Delmont A. Davis.

Photograph #11   Description:  Photograph of Howard M. Dean.

Photograph #12   Description:  Photograph of Richard M. Gillett.

Photograph #13   Description:  Photograph of John T. Hackett.

Photograph #14   Description:  Photograph of John F. Lehman.

Photograph #15   Description:  Photograph of Delbert C. Staley.

Photograph #16   Description:  Photograph of W. Thomas Stephens.

Photograph #17   Description:  Photograph of William P. Stiritz.

INSIDE FRONT COVER

Graph #1         Caption:  Net Sales (dollars in millions)
                 Description:  A bar graph, vertically oriented, depicting
                    consolidated net sales for the years 1989 through 1993 inclusive.

Graph #2         Caption:  Operating Earnings Before Restructuring and Unusual
                    Items (dollars in millions)
                 Description:  A bar chart, vertically oriented, depicting
                    operating earnings before restructuring and unusual items for the years 1989 through 1993, inclusive.

Graph #3         Caption:  Cash Dividends Per Share of Common Stock (dollars)
                 Description:  A bar chart, vertically oriented, depicting
                    annual cash dividends per share of common stock for the years 1989 through 1993, inclusive.

Graph #4         Caption:  Closing Stock Price (dollars)
                 Description:  A bar chart, vertically oriented, depicting the closing stock price of the company's common stock on December 31 of the years 1989 through 1993, inclusive.

Graph #5         Caption:  Selling, General and Administrative Expenses
                    (percentage of net sales)
                 Legend:  Warehousing; R&D (research and development), selling and advertising; and G&A (general and administrative)
                 Description:  A stacked bar chart, vertically oriented,
                    depicting the components of selling, general and administrative expenses, expressed as a percentage of net sales, for the years 1989 through 1993, inclusive.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

Graph #6         Caption:  Current Ratio
                 Description:  A bar chart, vertically oriented, depicting the current ratio on December 31 of the years 1989 through 1993, inclusive.

Graph #7         Caption:  Debt-to-Total Capitalization (percentage)
                 Description:  A bar chart, vertically oriented, depicting the debt-to-total capitalization ratio on December 31 of the years 1989 through 1993, inclusive.

Graph #8         Caption:  Capital Spending (dollars in millions)
                 Description:  A bar chart, vertically oriented, depicting the consolidated amounts of capital spending for the years 1989 through 1993, inclusive.

Graph #9         Caption:  Depreciation (dollars in millions)
                 Description:  A bar chart, vertically oriented, depicting the consolidated amounts of depreciation for the years 1989 through 1993, inclusive.