Form 10-K405, Exhibit 13
BALL CORP
filed 1995-03-29
CIK 9389

Exhibit 13.1
                                                                   ------------
ITEMS OF INTEREST TO SHAREHOLDERS

QUARTERLY STOCK PRICES AND DIVIDENDS

Quarterly sales prices for the company's common stock, as reported on the composite tape, and quarterly dividends in 1994 and 1993 were:

                 1994                                            1993
                 1st          2nd         3rd         4th        1st         2nd         3rd         4th
                Quarter     Quarter     Quarter     Quarter     Quarter    Quarter     Quarter     Quarter
                -------     -------     -------     -------     -------    -------     -------     -------
High            30 3/8      30 1/2      28 3/8      32 1/8      37 1/4     35 1/2      32 1/4      31 1/4
Low             24 3/8      24 3/4      24 3/8      27 1/4      33 3/4     27 7/8      27 3/8      25 1/8
Dividends       .15         .15         .15         .15         .31        .31         .31         .31




SELECTED FINANCIAL DATA

BALL CORPORATION AND SUBSIDIARIES

(dollars in millions except per
  share amounts)                               1994            1993          1992           1991           1990
                                             --------        --------      --------       --------       --------

 Net sales                                  $ 2,594.7       $ 2,433.8     $ 2,169.3      $ 2,018.4      $ 1,120.9
 Net income (loss) from:
   Continuing operations                         73.0          (32.5)          60.9           60.6           40.6
   Alltrista operations                           --              2.1           6.2            3.6            7.6
 Net income (loss) before cumulative effect
    of accounting changes                        73.0          (30.4)          67.1           64.2           48.2
 Cumulative effect of accounting changes,
    net of tax benefit                            --           (34.7)           --             --             --
 Net income (loss)                               73.0          (65.1)          67.1           64.2           48.2
 Preferred dividends, net of tax benefit        (3.2)           (3.2)         (3.4)          (8.3)          (3.8)
 Net earnings (loss) attributable to common
    shareholders                                 69.8          (68.3)          63.7           55.9           44.4
 Return on average common
    shareholders' equity                        12.1%         (11.6)%         11.1%          12.3%          11.3%
                                            ---------      ----------     ---------      ---------      ---------
 Per share of common stock
   Continuing operations                    $    2.35      $   (1.24)     $    2.21      $    2.26      $     1.69
   Alltrista operations                          --               .07           .24            .16             .34
   Earnings (loss) before cumulative
      effect of accounting changes               2.35          (1.17)          2.45           2.42            2.03
   Cumulative effect of accounting changes,
      net of tax benefit                         --            (1.21)          --             --              --
   Earnings (loss) (1)                           2.35          (2.38)          2.45           2.42            2.03
   Cash dividends                                0.60            1.24          1.22           1.18            1.14
   Book value(2)                                20.25           18.63         22.55          21.39           18.28
   Market value                                31 1/2          30 1/4        35 3/8             38          26 7/8
 Annual return to common
    shareholders(3)                              6.4%            1.1%        (3.6)%          46.9%         (16.9)%
 Common dividend payout                         25.5%          N.M.           49.8%          48.8%           56.2%
 Weighted average common shares
    outstanding (000s)                         29,662          28,712        26,039         23,125          21,886
                                            ---------      ----------     ---------      ---------      ----------
 Fully diluted earnings (loss) per share(4)
   Continuing operations                    $    2.20      $   (1.24)     $    2.09      $    2.11      $     1.59
   Alltrista operations                          --               .07           .22            .14             .32
   Earnings (loss) before cumulative
      effect of accounting changes               2.20          (1.17)          2.31           2.25            1.91
   Cumulative effect of accounting changes,
       net of tax benefit                        --            (1.21)          --             --              --
   Earnings (loss)                               2.20          (2.38)          2.31           2.25            1.91
 Fully diluted weighted average shares
    outstanding (000s)                         32,062          28,712        28,223         25,408          23,975
                                            ---------      ----------     ---------      ---------       ---------
 Property, plant and equipment additions    $    94.5      $    140.9     $   110.2      $    87.3       $    20.7
 Depreciation                                   121.8           110.0          98.7           88.4            43.3
 Working capital                                198.4           240.9         260.1          136.6           178.7
 Current ratio                                   1.40            1.53          1.72           1.33            1.61
 Total assets                               $ 1,759.8      $  1,795.6     $ 1,563.9      $ 1,432.0       $ 1,194.3
 Total interest bearing debt and lease
    obligations(5)                              493.7           637.2         616.5          492.8           488.1
 Common shareholders' equity                    604.8           548.6         596.0          551.2           403.9
 Total capitalization                         1,126.5         1,211.8       1,237.5        1,129.1           958.8
 Debt-to-total capitalization(5)                43.8%           52.6%         49.8%          43.6%           50.9%
                                            ---------      ----------      ---------      ---------      ---------


N.M. Not meaningful.
(1)  Based upon weighted average common shares outstanding.
(2)  Based upon common shares outstanding at end of year.
(3) Change in stock price plus dividend yield assuming reinvestment of dividends. In 1993 the Alltrista distribution is included based upon a value of $4.25 per share of company common stock.
(4) Fully diluted earnings per share in 1993 is the same as earnings per common share because the assumed exercise of stock options and conversion of preferred stock would have been antidilutive. The dilutive effect of stock options prior to 1988 was insignificant.
(5)  Including, in years prior to 1993, debt allocated to Alltrista.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

BALL CORPORATION AND SUBSIDIARIES

Management's discussion and analysis should be read in conjunction with the consolidated financial statements and the accompanying notes.

CONSOLIDATED RESULTS

Consolidated net sales in 1994 increased to $2.6 billion from $2.4 billion in 1993 and $2.2 billion in 1992 due primarily to the inclusion of net sales of Heekin Can, Inc. (Heekin) for a full period in 1994 and improved sales in the commercial glass container and metal beverage container businesses. In 1993 the inclusion of Heekin sales from March 19, 1993, the date of acquisition, contributed to the increase in net sales compared to 1992.

Consolidated 1994 operating earnings of $172.4 million increased from the 1993 level of $3.1 million. Improved operating performance in both the packaging and the aerospace and communications businesses, coupled with the effect of the 1993 charge for restructuring and other, accounted for the improvement. Before consideration of the restructuring and other charges, business segment operating earnings were 62 percent higher in 1994. Included in 1994 operating results is a net charge of $6.8 million related to the September 1994 foreclosure of certain assets of the visual image generation systems (VIGS) business, which had been sold in May, and a one-time charge associated with the early retirement of two former employees, partially offset by a gain on the sale of a portion of the Taiwan joint venture interest. Consolidated 1993 operating earnings of $3.1 million declined from the 1992 level of $142.9 million largely as a result of restructuring and other charges. Business segment operating earnings in 1993, excluding the restructuring and other charges, were approximately 24 percent less than comparable 1992 business segment operating earnings.

Interest expense decreased to $42.3 million in 1994 from $45.9 million in 1993. The 1994 decrease was due to a reduction in the average level of borrowings, offset partially by higher rates on interest-sensitive borrowings. The increase in 1993 interest expense compared to $37.2 million in 1992 was due to a higher volume of borrowings, a result primarily of the assumed Heekin indebtedness and the full-year effect of higher fixed-rate long-term debt borrowed late in 1992. These effects were offset partially by lower rates on interest-sensitive borrowings. Interest capitalized amounted to $2.2 million, $1.7 million, and $1.0 million in 1994, 1993 and 1992, respectively.

The company's consolidated effective income tax rates were 37.3 percent, 41.2 percent, and 37.3 percent in 1994, 1993 and 1992, respectively. The greatest factor contributing to the year-to-year changes in the effective income tax rates has been the varying levels of earnings and losses given that the amounts of nontaxable income and nondeductible expense have remained relatively constant over the three-year period.

Equity in earnings of packaging affiliates of $2.5 million, $1.3 million and $0.6 million in 1994, 1993 and 1992, respectively, represents the company's share of earnings of Pacific Rim joint ventures including the company's majority owned Chinese metal packaging business, FTB Packaging Ltd.

Net income from Alltrista operations was $2.1 million and $6.2 million in 1993 and 1992, respectively. Alltrista 1993 net income represents the earnings of that business through the date of the spin-off to shareholders.

Net earnings attributable to common shareholders increased to $69.8 million in 1994, compared to a net loss of $68.3 million in 1993. This increase was the result of improved net income in 1994 and, in 1993, the combined effects of the aforementioned restructuring and other charges, lower segment operating earnings, and a net charge of $34.7 million for the cumulative effect of changes in accounting for postretirement and postemployment benefits.

Net earnings per share of common stock of $2.35 improved in 1994, compared to the 1993 net loss of $2.38 per share. The 1993 per share amount reflects the effects of a loss of $1.24 from continuing operations and a charge of $1.21 in connection with the changes in accounting principles. Per share results for 1993 also were affected by the additional common shares issued to acquire Heekin. Fully diluted earnings per share from continuing operations were $2.20 in 1994 and $2.09 in 1992. In 1993 the loss per share on a fully diluted basis was the same as the net loss per common share because the assumed exercise of stock options and conversion of preferred stock would have been antidilutive.

BUSINESS SEGMENTS

Packaging
---------

Packaging segment net sales represented 89.7 percent of 1994 consolidated net sales and increased to $2.3 billion compared to $2.2 billion and $1.9 billion in 1993 and 1992, respectively. The 1994 increase was due primarily to the inclusion of Heekin sales for the full period in 1994 and increases in commercial glass container and metal beverage container sales. Heekin's results in 1993 were included in consolidated results of operations from the March 1993 acquisition date. Segment operating earnings were $153.3 million, $28.9 million, and $121.2 million for 1994, 1993 and 1992, respectively. Before consideration of restructuring and other charges, 1993 operating results were $105.6 million.

Metal packaging sales in 1994 increased 7.5 percent to $1.6 billion primarily due to the full-year consolidation of Heekin sales and improved sales volumes of both beverage and food containers. Selling prices declined in 1994 due to industry competition. Operating earnings increased in 1994 primarily due to higher sales in the beverage container business which also achieved unit cost reductions as a result of higher volumes and significantly higher prices for the sale of aluminum process scrap.

In 1993 metal packaging sales increased 27.1 percent to $1.5 billion as a result of the Heekin sales and higher domestic sales of beverage containers. Metal packaging 1993 operating earnings declined due primarily to restructuring and other charges of $25.3 million. Before such charges, earnings increased due to the positive contribution of Heekin and improved Ball Packaging Products Canada, Inc. (Ball Canada) earnings, offset partially by domestic beverage container results which declined despite higher sales.

Sales of domestic and Canadian beverage cans and ends improved in 1994 compared to 1993 reflecting higher beverage can shipments despite pricing erosion. Shortages of glass and plastic beverage containers contributed to increased volumes in the metal segment of the industry. Operating results of the metal beverage container business improved in 1994 due to higher unit sales volumes, productivity gain programs, aggressive cost containment programs implemented late in 1993, reduced freight and warehousing expenses, and recoveries from the sale of aluminum scrap.

Domestic and Canadian metal beverage can and end sales in 1993 increased modestly as a result of higher unit volumes, the effects of which more than offset reduced selling prices. In Canada, beverage container sales and unit volumes increased reflecting improved demand for soft drink containers and relatively stable volumes of beer containers. Despite increases in domestic sales, operating results of the metal beverage container business declined as the beneficial effects of higher volumes and lower raw material prices were more than offset by reduced selling prices and higher spending. Outside warehousing expenses increased due to the higher levels of inventory carried until the fourth quarter and high warehousing cost in several market areas.

Metal food and specialty products sales increased during 1994 reflecting the inclusion of Heekin sales for the full period in 1994 and increased shipments of domestic and Canadian food cans, despite depressed industry pricing. Operating earnings decreased slightly despite higher shipments and work force reductions, reflecting some volume disruption and overtime due to restructuring of manufacturing facilities. In addition, a fire in a major steel supplier's mill resulted in inefficiencies, high spoilage, and dislocation of business. In 1994 the company completed the sale of its metal decorating and coating facility in Alsip, Illinois, and closed its Augusta, Wisconsin, plant. These actions did not impact significantly the company's financial position or results of operations. Total manufacturing capacity was maintained, however, through a combination of relocating equipment to other facilities and establishing continuous 24-hour operations in several facilities.

Sales of the metal food and specialty products business more than doubled in 1993 with the addition of the Heekin business. Operating earnings also increased due to improved Canadian results, as well as the Heekin contribution. Canadian results reflect the benefit of past productivity investments, prior restructuring activities, including the midyear completion of the Quebec food container manufacturing consolidation, and an improved salmon catch in British Columbia after a very poor 1992 catch. While Heekin made a positive contribution in 1993, poor weather and flooding throughout the Midwest and erosion of selling prices reduced its results as compared with its performance prior to acquisition.

Glass sales in 1994 increased 7.4 percent to $750.6 million, reflecting higher unit volumes in food and wine products. Overall pricing increased only slightly, reflecting competitive industry pricing. Net earnings improved substantially over 1993, excluding the effect of the 1993 restructuring charge. The strong performance in 1994 was attributable to increased sales, higher plant utilization rates, increased productivity and labor efficiency. The Ruston, Louisiana, manufacturing facility operated at an improved level of capacity utilization in 1994 compared to 1993. Total plant utilization for all glass facilities increased from 86 percent in 1993 to 92 percent in 1994 as a result of increased demand and consolidating capacity. The company continued to rebuild furnaces in 1994. In conjunction with the company's restructuring plan, glass container manufacturing facilities were closed during 1994 in Asheville, North Carolina, and Okmulgee, Oklahoma. These plant closures did not have a significant impact on the company's financial position or results of operations in 1994 as a result of provisions recorded for that purpose in 1993.

Glass packaging sales decreased 2.4 percent in 1993 to $698.7 million compared to $715.8 million in 1992, and the glass container business recorded a loss, after restructuring and other charges. Before consideration of the restructuring charge, the business was profitable. However, operating earnings declined compared to 1992. Contributing factors to the 1993 performance included the difficult start-up of expanded manufacturing facilities in Ruston, Louisiana, increased maintenance spending, and freight and warehousing costs. Reduced unit volumes and lower capacity utilization also were significant negative factors which resulted from lower demand by certain customers in the core food packaging segment and extended shutdowns at the end of 1993 to reduce inventories.

Aerospace and Communications
----------------------------

Net sales in the aerospace and communications business segment of $268.0 million in 1994 decreased less than one percent from 1993. Prior year sales included $6.2 million from the VIGS unit. Sales improved in both the Telecommunication Products Division and the Aerospace Systems Division, reflecting increased sales by the Efratom time and frequency device unit and new contracts awarded in 1994.

Operating earnings in 1994, excluding the effect of the restructuring and other charges and losses in the VIGS unit in 1993, improved in both divisions over 1993 as a result of increased sales and improved recovery of indirect overhead costs, primarily in the Telecommunication Products Division. In September 1994 the company foreclosed on its security interest with regard to certain assets of the VIGS unit which had been sold in May. As a result of the foreclosure, the related assets were returned to the company. A $4.0 million pretax charge was recorded in 1994 for estimated costs related to this foreclosure and is included in operating earnings for the aerospace and communications segment.

Aerospace and communications segment sales for 1993 declined 10.4 percent to $268.3 million from $299.5 million in 1992. Including restructuring and other charges of $29.1 million, the segment recorded a loss from operations in 1993. Excluding the effect of the restructuring and other charges, operating earnings declined 85 percent to $3.3 million. The impact of reduced federal defense spending was reflected in lower sales of both the Telecommunication Products Division, excluding Efratom, and the Aerospace Systems Division. Lower operating earnings in 1993 reflected reduced sales as well as losses incurred by the VIGS unit.

Contracts with the federal government represented approximately 78 percent and 77 percent of segment sales in 1994 and 1993, respectively. Backlog of the aerospace and communications businesses was approximately $322 million at the end of 1994 versus $305 million at December 31, 1993. The backlog at December 31, 1994, is comprised primarily of orders for cryogenics, space and earth sciences instruments and equipment.

The company has signed a definitive agreement with Datum Inc. for the sale of the Efratom unit for approximately $26.5 million to be paid in a combination of cash and Datum common stock. The sale is expected to take place late in the first quarter of 1995. In addition, a new subsidiary, EarthWatch, Inc., was formed in the aerospace and communications segment in late 1994 to serve the market for satellite-based remote sensing of the earth. During 1994 the company undertook a study to explore various strategic options for the remaining aerospace and communications segment. The study was concluded with a decision to retain the core aerospace and communications business.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations of $240.7 million in 1994 increased from $120.2 million in 1993. The 1993 amount excludes the effects of the sale of $66.5 million of trade accounts receivable. The increased cash flow from operations in 1994 reflects higher annual operating earnings and significantly improved fourth quarter performance. Operating cash flow in 1993, excluding the effect of the receivable sale, was essentially unchanged from 1992, as the additional Heekin operating cash flow was offset by reduced operating performance, principally in the glass container and aerospace and communications operations.

Working capital at December 31, 1994, excluding short-term debt and the current portion of long-term debt, was $315.1 million, a decrease of $49.7 million from the 1993 year end, reflecting increased accounts payable and accrued liabilities. The current ratio was 1.40 and 1.53 at December 31, 1994 and 1993, respectively.

Capital expenditures of $94.5 million in 1994 were primarily for conversions of metal beverage plant equipment to new industry container specifications, expansion of warehouse space for metal beverage containers, furnace rebuilds and capacity optimization at certain glass container plants, and productivity improvement programs in several of the metal food container plants. Property, plant and equipment expenditures amounted to $140.9 million in 1993 and were primarily for conversions of metal beverage plant equipment to new industry specifications, expansion of the Fairfield, California, plant to accommodate additional business, completion of the Ruston, Louisiana, glass container plant expansion and the Quebec food container manufacturing consolidation, and a number of furnace rebuilds in glass container plants. Property, plant and equipment expenditures amounted to $110.2 million in 1992 and included completion of a fourth aluminum beverage can line in Saratoga Springs, New York, consolidation of Quebec food container operations, and expansion of the Ruston, Louisiana, glass manufacturing facility, as well as normal expenditures for upgrades of glass forming equipment and furnace rebuilds.

In 1995 total capital spending of approximately $280.0 million is anticipated. This includes significant amounts for emerging business opportunities, such as domestic plastics (PET) and metal packaging in China, and spending in existing businesses, in part to complete the conversion of metal beverage equipment to the new industry specifications.

Premiums on company owned life insurance were approximately $20.0 million each year. Amounts in the Consolidated Statement of Cash Flows represent net cash flows from this program including related tax benefits. The company borrowed $23.4 million and $37.2 million in 1994 and 1993, respectively, from the accumulated net cash value.

At December 31, 1994, indebtedness decreased by $143.5 million from the year earlier to $493.7 million. The reduction in debt was achieved as a result of positive cash flow from operations. The consolidated debt-to-total capitalization ratio at December 31, 1994, improved to 43.8 percent compared with 52.6 percent at December 31, 1993. The improved ratio was primarily the result of higher earnings, reduced common dividends and the reduction in debt. The company has revolving facilities of $300.0 million consisting of a $150.0 million, three-year facility and 364-day facilities which amount to $150.0 million.

During 1993 the company took advantage of low prevailing interest rates by prepaying $20.0 million of serial notes, and by refinancing $108.8 million of Heekin indebtedness and $17.0 million of industrial development revenue bonds. The company redeemed the Series C Preferred Stock on January 7, 1992, for $50.3 million. In the last half of 1992, the company borrowed approximately $214.0 million of fixed-rate, long-term debt, the proceeds of which were used to repay floating-rate, short-term debt. Short-term debt had increased primarily due to financing the acquisition of the Kerr assets, the redemption of the Series C Preferred Stock, and the increase in working capital.

Cash dividends paid on common stock in 1994 were $0.60 per share. The reduction in the common dividend in 1994 from $1.24 paid in 1993 provided improved financial flexibility and access to capital. Management believes that, absent a major business dislocation, existing credit resources will be adequate to meet foreseeable financing requirements of the company's businesses.

RESTRUCTURING AND OTHER CHARGES

In the company's major packaging markets, excess manufacturing capacity and severe pricing pressures presented significant competitive challenges in recent years. Although domestic metal beverage container operations have operated at or near capacity, such has not been the case in the metal food and glass container businesses, including the Heekin business acquired in 1993. More recently, reductions in federal defense expenditures and other attempts to curb the federal budget deficit have created similar market dynamics in the aerospace and defense industry as the number of new contract bidding opportunities has declined and existing programs have been curtailed or delayed.

In late 1993 the company developed plans to restructure the company's businesses in order to adapt the company's manufacturing capabilities and administrative organizations to meet foreseeable requirements of its packaging and aerospace markets. These plans involved plant closures to consolidate manufacturing activities into fewer, more efficient facilities, principally in the glass and metal food container businesses, and administrative consolidations in the glass, metal packaging, and aerospace and communications businesses. In addition to the restructuring plans, decisions were made during 1993 to discontinue two aerospace and communications segment product lines.

The financial impact of these plans was recognized through restructuring and other charges recorded in the third and fourth quarters of 1993 in the aggregate amount of $108.7 million ($66.3 million after tax or $2.31 per share), of which $76.7 million pertained to the packaging segment, $29.1 million pertained to the aerospace and communications segment and $2.9 million related to certain corporate actions, including a $1.6 million charge for transaction costs in connection with a pending foreign joint venture which management had determined not to pursue at the time.

Within the packaging segment, $66.3 million represents the estimated cost of consolidating manufacturing facilities, including recognition of estimated net realizable values that are less than book amounts of property, plant and equipment, employment costs such as severance benefits and pension curtailment losses, and incremental costs associated with the phaseout of facilities to be closed. During 1994 the company's glass container plants in Asheville, North Carolina, and Okmulgee, Oklahoma, were closed as part of the restructuring plan, which reduced the reserve by approximately $14.0 million. The company began to benefit from operating fewer manufacturing facilities in 1994. The annual plant utilization rate for the glass container business was 92 percent in 1994 compared to 86 percent in 1993 and 90 percent in 1992. In addition, fixed costs declined in 1994.

As a result of industry-wide changes in beverage container specifications, a $9.0 million reserve was established in 1993 primarily for the write-off of machinery and equipment, the replacement of which began in 1994. This replacement resulted in a $4.9 million reduction of the reserve.

The Heekin acquisition afforded a number of opportunities to achieve greater cost economies through consolidation of the headquarters of Heekin, Ball Canada and domestic metal beverage container operations into a combined metal packaging management group based in Westminster, Colorado. This group began implementation in 1993 of common financial and manufacturing management systems throughout the U.S. and Canadian metal packaging operations, and the consolidation of metal food container manufacturing capabilities. The Heekin purchase price accounting included provision for the consolidation of facilities and other costs of integration, including the closing of the Augusta, Wisconsin, plant which occurred in August 1994.

In the aerospace and communications segment, costs of $19.4 million associated with the disposition of the VIGS and all-light-level television (ALLTV) product lines were reflected in the 1993 reserve and included write-downs of inventory and fixed assets to net realizable values and incremental costs of phasing out the VIGS product line within the aerospace and communications segment. The reserve has been reduced by $14.7 million related to the disposition of these product lines, including $4.9 million in VIGS operating losses in 1994. VIGS operating losses amounted to $5.7 million and $6.3 million in 1993 and 1992, respectively, and were reflected in operating earnings. In May 1994 the company sold certain assets of the VIGS unit, but foreclosed on its security interest in the assets in September 1994. As a result of the foreclosure, the assets were returned to the company. Additional charges to earnings of $4.0 million were made in 1994 for estimated costs related to the foreclosure.

Costs of administrative consolidations of the Colorado operations and group headquarters of $9.7 million were charged to the reserve in 1993. A reserve of $1.9 million remains at December 31, 1994.

At December 31, 1994 and 1993, restructuring and other reserves included in the Consolidated Balance Sheet totalled $62.8 million and $89.1 million, respectively. See the note, "Restructuring and Other Charges," in the accompanying Notes to Consolidated Financial Statements for further information. Of the total restructuring reserve outstanding at December 31, 1994, $29.0 million will not impact future cash flows apart from related tax benefits. The remaining $33.8 million represents future pretax cash outflows, the majority of which is expected to be incurred in 1995. The exact timing of those cash outflows is dependent upon the pace of facility consolidation. Funding of certain costs, such as pensions of terminated employees, will occur over an extended period of time. Management believes that cash flow from operations, supplemented, if necessary, from existing credit resources, will be sufficient to fund the net cash outflows associated with the restructuring and other actions outlined above.

While management has no further plans for restructuring of operations beyond those described, the company's businesses and competitive posture are evaluated continually for the purpose of improving financial performance. Accordingly, there can be no assurance that all of the anticipated benefits of restructuring will be fully realized or that further restructuring or other measures will not become necessary in future years.

SPIN-OFF

On April 2, 1993, the company completed the spin-off of seven diversified businesses by means of a distribution of 100 percent of the common stock of Alltrista, a then wholly owned subsidiary, to holders of company common stock. The distributed net assets of Alltrista included the following businesses: the consumer products division; the zinc products division; the metal decorating and service division; the industrial systems division; and the plastic products businesses, consisting of Unimark plastics, industrial plastics and plastic packaging. Following the distribution, Alltrista operated as an independent, publicly owned corporation. Accordingly, the results of operations of the Alltrista businesses have been classified separately from continuing operations in the accompanying consolidated financial statements. Additional information regarding the spin-off can be found in the accompanying Notes to Consolidated Financial Statements.

CHANGES IN ACCOUNTING PRINCIPLES

Effective  January 1, 1993,  the company  adopted the provisions of Statement of
Financial Accounting Standards (SFAS) No. 106,"Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 106 requires that the company's estimated postretirement benefit obligations be accrued by the dates at which participants attain eligibility for the benefits. Similarly, SFAS No. 112 mandates accrual accounting for postemployment benefits.

In connection with the adoption of SFAS No. 106, the company elected immediate recognition of the previously unrecognized transition obligation through a noncash, pretax charge to earnings as of January 1, 1993, in the amount of $46.0 million ($28.5 million after tax or $0.99 per share), which represents the cumulative effect on prior years of the change in accounting. The incremental postretirement benefit expense included in 1993 results of continuing operations was approximately $3.7 million, excluding the cumulative effect of adoption.

The company's early adoption of SFAS No. 112 for postemployment benefits resulted in a noncash, pretax charge of $10.0 million ($6.2 million after tax or $0.22 per share) to recognize the cumulative effect on prior years. Excluding the cumulative effect of adoption, neither the annual cost nor incremental impact on after tax earnings was significant.

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

OTHER

The U. S. Environmental Protection Agency has designated the company as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. However, the company's information at this time does not indicate that these matters will have a material, adverse effect upon financial condition, results of operations, capital expenditures or competitive position of the company.

The company's former joint venture partner, Onex Corporation (Onex), has demanded that the company purchase the shares held by Onex in a joint venture holding company through which the partners held their investment in Ball Canada prior to the company's acquisition of 100 percent ownership. Management believes that Onex's demand represents approximately $30 million. The company's position is that it has no obligation to purchase any shares from Onex or to pay Onex any amount for such shares. The company believes that it has meritorious defenses against Onex's claim. The dispute is in the process of arbitration, and, because of the uncertainties inherent in that process, the company is unable to predict its outcome. See the note, "Contingencies," in the accompanying Notes to Consolidated Financial Statements for further information with respect to this matter.

The U.S. economy and the company have experienced minor general inflation during the past several years. Management believes that evaluation of the company's performance during the periods covered by these consolidated financial statements should be based upon historical financial statements. Continuing emphasis on productivity improvement programs, the ongoing profit improvement programs, and controlled capital spending for facilities and equipment are management actions that are designed to maximize cash flow and have offset, in large part, any adverse effects of inflation.

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

Management is responsible for maintaining an adequate system of internal control which is designed to provide reasonable assurance that assets are safeguarded from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and that transactions are properly recorded to permit the preparation of reliable financial statements. To assure the continuing effectiveness of the system of internal control and to maintain a climate in which such controls can be effective, management establishes and communicates appropriate written policies and procedu res; carefully selects, trains and develops qualified personnel; maintains an organizational structure that provides clearly defined lines of responsibility, appropriate delegation of authority and segregation of duties; and maintains a continuous program of internal audits with appropriate managem ent follow-up. Company policies concerning use of corporate assets and conflicts of interest, which require employees to maintain the highest ethical and legal standards in their conduct of the company's business, are important elements of the internal control system.

The board of directors oversees management's administration of company financial reporting practices, internal controls and the preparation of the consolidated financial statements through its audit committee which is composed entirely of outside directors. The audit committee meets periodically wi th representatives of management, internal audit and Price Waterhouse to review the scope and results of audit work, the adequacy of internal controls and the quality of financial reporting. Price Waterhouse and internal audit have direct access to the audit committee, and the opportunity to meet t he committee without management present, to assure a free discussion of the results of their work and audit findings.

/s/ GEORGE A. SISSEL                         /s/ R. DAVID HOOVER

George A. Sissel                             R. David Hoover
Acting President and Chief                   Senior Vice President and Chief
  Executive Officer                            Financial Officer




REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
BALL CORPORATION

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income (loss), of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Ball Corporation and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in the Taxes on Income and Other Postretirement and Postemployment Benefits notes to consolidated financial statements, the company adopted Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes," No. 106, "Employers'Accounting for Postretirement Benefits Other Than Pensions," and No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993.

/s/ PRICE WATERHOUSE LLP

Indianapolis, Indiana
January 23, 1995



CONSOLIDATED STATEMENT OF INCOME (LOSS)
BALL CORPORATION AND SUBSIDIARIES


                                                                        Year ended December 31,
                                                                  --------------------------------
(dollars in millions except per share amounts)                     1994         1993        1992
                                                                  --------    --------    --------

Net sales                                                         $2,594.7    $2,433.8    $2,169.3

Costs and expenses
  Cost of sales                                                    2,311.3     2,209.6     1,919.5
  General and administrative expenses                                 86.1        96.5        87.6
  Selling and product development expenses                            28.4        24.5        22.7
  Restructuring and other                                              6.8       108.7         --
  Interest expense                                                    42.3        45.9        37.2
                                                                  ---------   ---------   ---------
                                                                   2,474.9     2,485.2     2,067.0
                                                                  ---------   ---------   ---------
Income (loss) from continuing operations before taxes on
   income                                                            119.8       (51.4)      102.3
Provision for income tax (expense) benefit                           (44.7)       21.2       (38.2)
Minority interest                                                     (4.6)       (3.6)       (3.8)
Equity in earnings of affiliates                                       2.5         1.3         0.6
                                                                  ---------   ---------   ---------
Net income (loss) from:
  Continuing operations                                               73.0       (32.5)       60.9
  Alltrista operations                                                 --          2.1         6.2
                                                                  ---------   ---------   ---------
Net income (loss) before cumulative effect of changes in
   accounting principles                                              73.0       (30.4)       67.1
Cumulative effect of changes in accounting principles,
   net of tax benefit                                                  --        (34.7)        --
                                                                  ---------   ---------   ---------
Net income (loss)                                                     73.0       (65.1)       67.1
  Preferred dividends, net of tax benefit                             (3.2)       (3.2)       (3.4)
                                                                  ---------   ---------   ---------
Net earnings (loss) attributable to common shareholders              (69.8)   $  (68.3)   $   63.7
                                                                  =========   =========   =========
Net earnings (loss) per share of common stock:
  Continuing operations                                           $   2.35    $  (1.24)   $   2.21
  Alltrista operations                                                 --          .07         .24
  Cumulative effect of changes in accounting principles,
     net of tax benefit                                                --        (1.21)       --
                                                                  ---------   ---------   ---------
                                                                  $   2.35    $  (2.38)   $   2.45
                                                                  =========   =========   =========

Fully diluted earnings (loss) per share:
  Continuing operations                                           $   2.20    $  (1.24)   $   2.09
  Alltrista operations                                                  --         .07         .22
  Cumulative effect of changes in accounting principles,
     net of tax benefit                                                 --       (1.21)       --
                                                                  ---------   ---------   ---------
                                                                  $   2.20    $  (2.38)   $   2.31
                                                                  =========   =========   =========

The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED BALANCE SHEET
BALL CORPORATION AND SUBSIDIARIES

                                                                                December 31,
                                                                            ---------------------
(dollars in millions)                                                         1994        1993
                                                                            ---------   ---------

ASSETS

Current assets
  Cash and temporary investments                                            $   10.4    $    8.2
  Accounts receivable, net                                                     204.5       191.3
  Inventories, net
    Raw materials and supplies                                                 132.3        99.8
    Work in process and finished goods                                         281.7       309.5
  Deferred income tax benefits                                                  36.7        53.1
  Prepaid expenses                                                              32.5        30.2
                                                                            ---------   ---------
    Total current assets                                                       698.1       692.1
                                                                            ---------   ---------
Property, plant and equipment, at cost
  Land                                                                          34.3        33.3
  Buildings                                                                    303.4       301.3
  Machinery and equipment                                                    1,148.3     1,114.7
                                                                            ---------   ---------
                                                                             1,486.0     1,449.3
  Accumulated depreciation                                                    (706.1)     (626.6)
                                                                            ---------   ---------
                                                                               779.9       822.7
                                                                            ---------   ---------
Goodwill and other intangibles, net                                             93.8       101.5
Net cash surrender value of company owned life insurance                        94.7        86.4
Other assets                                                                    93.3        92.9
                                                                            ---------   ---------
                                                                            $1,759.8    $1,795.6
                                                                            =========   =========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Short-term debt and current portion of long-term debt                     $  116.7    $  123.9
  Accounts payable                                                             209.2       157.3
  Salaries, wages and accrued employee benefits                                110.5        85.8
  Other current liabilities                                                     63.3        84.2
                                                                            ---------   ---------
    Total current liabilities                                                  499.7       451.2
                                                                            ---------   ---------
Noncurrent liabilities
  Long-term debt                                                               377.0       513.3
  Deferred income taxes                                                         56.6        65.1
  Employee benefit obligations, restructuring and other                        193.7       191.4
                                                                            ---------   ---------
    Total noncurrent liabilities                                               627.3       769.8
                                                                            ---------   ---------
Contingencies
Minority interest                                                               16.1        15.9
                                                                            ---------   ---------
Shareholders' equity
  Series B ESOP Convertible Preferred Stock                                     67.2        68.7
  Unearned compensation - ESOP                                                 (55.3)      (58.6)
                                                                            ---------   ---------
    Preferred shareholder's equity                                              11.9        10.1
                                                                            ---------   ---------
  Common stock (31,034,338 shares issued - 1994;
     30,258,169 shares issued - 1993)                                          261.3       241.5
  Retained earnings                                                            378.6       332.2
  Treasury stock, at cost (1,166,878 shares - 1994; 811,545 shares - 1993)     (35.1)      (25.1)
                                                                            ---------   ---------
    Common shareholders' equity                                                604.8       548.6
                                                                            ---------   ---------
                                                                            $1,759.8    $1,795.6
                                                                            =========   =========

The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED STATEMENT OF CASH FLOWS
BALL CORPORATION AND SUBSIDIARIES

                                                                               Year ended December 31,
                                                                            -----------------------------
(dollars in millions)                                                        1994       1993       1992
                                                                            -------   --------   --------
CASH  FLOWS  FROM  OPERATING   ACTIVITIES

Net  income  (loss)  from  continuing operations before
     cumulative effect of changes in accounting principles                  $ 73.0    $ (32.5)   $  60.9
Reconciliation of net income (loss) to net cash provided by
     operating activities
  Net provision (payment) for restructuring and other charges                (13.2)     102.6        --
  Depreciation and amortization                                              127.0      116.3      105.5
  Deferred taxes on income                                                     7.7      (41.8)      (1.6)
  Other                                                                       (3.0)      (6.0)       0.7
  Changes in working capital components excluding effects of acquisitions and Alltrista operations
  Accounts receivable, including $66.5 million proceeds
     from sale of trade accounts receivable in 1993                          (11.7)      70.2       12.0
  Inventories                                                                (13.0)      32.4      (65.5)
  Other current assets                                                        (1.0)       6.8        2.2
  Accounts payable                                                            53.8      (19.1)       6.6
  Other current liabilities                                                   21.1      (42.2)       1.6
                                                                            -------   --------   --------
         Net cash provided by operating activities                           240.7      186.7      122.4
                                                                            -------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES

  Principal payments of long-term debt, including
     refinancing of $108.8 million of Heekin indebtedness in 1993            (45.2)    (181.9)     (35.1)
  Changes in long-term borrowings                                            (74.3)     136.2      239.0
  Net change in short-term borrowings                                        (15.0)      26.5      (71.1)
  Common and preferred dividends                                             (22.9)     (40.8)     (37.6)
  Proceeds from issuance of common stock under various
     employee and shareholder plans                                           19.8       20.0       21.5
  Acquisitions of treasury stock                                              (9.9)      (8.6)      (0.2)
  Redemption of Series C Preferred Stock                                        --         --      (50.3)
  Other                                                                       (1.7)       1.2       (1.1)
                                                                            -------   --------   --------
         Net cash (used in) provided by financing activities
                                                                            (149.2)     (47.4)      65.1
                                                                            -------   --------   --------
CASH FLOWS FROM INVESTMENT ACTIVITIES

  Additions to property, plant and equipment                                 (94.5)    (140.9)    (110.2)
  Company owned life insurance, net                                           (1.4)      15.5      (23.7)
  Investments in packaging affiliates                                         (5.6)     (13.7)      (6.1)
  Net cash (to) from Alltrista operations                                       --       (8.0)      20.9
  Purchase of Kerr commercial glass assets                                      --         --      (68.4)
  Proceeds from sale of investment                                             7.0         --        --
  Other                                                                        5.2        1.5        3.5
                                                                            -------   --------   --------
         Net cash used in investment activities                              (89.3)    (145.6)    (184.0)
                                                                            -------   --------   --------

Net Increase (Decrease) in Cash                                                2.2       (6.3)       3.5
Cash and temporary investments at beginning of year                            8.2       14.5       11.0
                                                                            -------   --------   --------
Cash and Temporary Investments at End of Year                               $ 10.4    $   8.2    $  14.5
                                                                            =======   ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
BALL CORPORATION AND SUBSIDIARIES
                                                  Number of Shares             Year ended December 31,
                                                   (in thousands)               (dollars in millions)
                                              1994      1993       1992       1994       1993      1992
                                            -------   -------    -------    --------   -------   -------

SERIES B ESOP CONVERTIBLE PREFERRED STOCK
  Balance, beginning of year                 1,870     1,893      1,899     $  68.7    $ 69.6    $ 69.8
  Shares issued                                --         11          4         --        0.4       0.2
  Shares retired                               (42)      (34)       (10)       (1.5)     (1.3)     (0.4)
                                            -------   -------    -------    --------   -------   -------
  Balance, end of year                       1,828     1,870      1,893     $  67.2    $ 68.7    $ 69.6
                                            =======   =======    =======    ========   =======   =======
UNEARNED COMPENSATION - ESOP
  Balance, beginning of year                                                $ (58.6)   $(61.6)   $(64.3)
  Amortization                                                                  3.3       3.0       2.7
                                                                            --------   -------   -------
  Balance, end of year                                                      $ (55.3)   $(58.6)   $(61.6)
                                            -------   -------    -------    ========   =======   =======
COMMON STOCK
  Balance, beginning of year                30,258    26,968     26,968     $ 241.5    $130.4    $128.9
  Shares issued to acquire Heekin Can, Inc.    --      2,515        --          --       88.3       --
  Shares issued for stock options and
     other employee and shareholder stock
     plans less shares exchanged               776       775        --         19.8      22.8       1.5
                                            -------   -------   --------    --------   -------   -------
  Balance, end of year                      31,034    30,258     26,968     $ 261.3    $241.5    $130.4
                                            =======   =======   ========    ========   =======   =======
RETAINED EARNINGS
  Balance, beginning of year                                                $ 332.2    $482.4    $458.9
  Net income (loss) for the year                                               73.0     (65.1)     67.1
  Common dividends                                                            (17.8)    (35.5)    (31.8)
  Dividend of Alltrista shares                                                  --      (34.5)      --
  Preferred dividends, net of tax benefit                                      (3.2)     (3.2)     (3.4)
  Foreign currency translation adjustment                                      (6.7)     (4.1)     (8.4)
  Additional minimum pension liability,
     net of tax                                                                 1.1      (7.8)     --
                                                                           ---------  --------  --------
  Balance, end of year                                                     $  378.6   $ 332.2   $ 482.4
                                            -------   -------   --------   =========  ========  ========
TREASURY STOCK
  Balance, beginning of year                  (812)     (539)    (1,200)   $  (25.1)  $ (16.8)  $ (36.6)
  Shares reacquired                           (350)     (281)        (5)       (9.9)     (8.6)     (0.2)
  Shares issued for stock options and
     other employee and shareholder stock
     plans less shares exchanged                (5)        8        666        (0.1)      0.3      20.0
                                            -------   -------   --------   ---------  --------  --------
  Balance, end of year                      (1,167)     (812)      (539)   $  (35.1)  $ (25.1)  $ (16.8)
                                            =======   =======   ========   =========  ========  ========

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
BALL CORPORATION AND SUBSIDIARIES

SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
---------------------------

The consolidated financial statements include the accounts of Ball Corporation and majority owned subsidiaries. Investments in 20 percent through 50 percent owned affiliated companies are included under the equity method where the company exercises significant influence over operating and financial affairs. Otherwise, investments are included at cost. Differences between the carrying amounts of equity investments and the company's interest in underlying net assets are amortized over periods benefited. All significant intercompany transactions are eliminated. Certain amounts shown for 1993 and 1992 have been reclassified to conform to the 1994 presentation.

The results of operations and net assets of the businesses contributed to Alltrista Corporation, formerly a wholly owned subsidiary, have been segregated from continuing operations in 1993 and 1992 and are captioned as "Alltrista operations." See the note, "Spin-Off," for more information regarding this 1993 transaction. All amounts included in the Notes to Consolidated Financial Statements pertain to continuing operations except where otherwise noted.

Foreign Currency Translation
----------------------------

Foreign currency financial statements of foreign operations where the local currency is the functional currency are translated using period end exchange rates for assets and liabilities and average exchange rates during each period for results of operations and cash flows.

Temporary Investments
---------------------

Temporary investments are considered cash equivalents if original maturities are three months or less.

Revenue Recognition
-------------------

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

Inventories
-----------

Inventories are stated at the lower of cost or market, cost being determined primarily on the first-in, first-out method.

Depreciation and Amortization
-----------------------------

Depreciation is provided on the straight-line method in amounts sufficient to amortize the cost of the properties over their estimated useful lives (buildings
- 30 to 50 years; machinery and equipment - 5 to 10 years). Goodwill is amortized over the periods benefited, generally 40 years.

Taxes on Income
---------------

The company adopted prospectively, from January 1, 1993, Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each balance sheet date based upon enacted income tax laws and tax rates. Income tax expense or benefit is provided based on earnings reported in the financial statements. The provision for income tax expense or benefit differs from the amounts of income taxes currently payable because certain items of income and expense included in the consolidated financial statements are recognized in different time periods by taxing authorities.

Pension Costs
-------------

Pension expense is determined under the provisions of SFAS No. 87, "Employers' Accounting for Pensions." The cost of pension benefits, including prior service cost, is recognized over the estimated service periods of employees based upon respective pension plan benefit provisions.

Other Postretirement and Postemployment Benefits
------------------------------------------------

Effective January 1, 1993, the company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." Postretirement benefit costs subsequent to the change in accounting principles are accrued on an actuarial basis over the period from the date of hire to the date of full eligibility for employees and covered dependents who are expected to qualify for such benefits. Postemployment benefits are accrued when it is determined that a liability has been incurred. Previously, postretirement and postemployment benefit costs were recognized as claims were paid or incurred.

Financial Instruments
---------------------

Accrual accounting is applied for financial instruments classified as hedges. Costs of hedging instruments are deferred as a cost adjustment, or deferred and amortized as a yield adjustment over the term of the hedging agreement. Gains and losses on early terminations of derivative financial instruments related to debt are deferred and amortized as yield adjustments. Deferred gains and losses related to exchange rate forwards are recognized as cost adjustments of the purchase or sale transaction.

Employee Stock Ownership Plan
-----------------------------

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

Earnings Per Share of Common Stock
----------------------------------

Earnings per share computations are based upon net earnings (loss) attributable to common shareholders and the weighted average number of common shares outstanding each year. Fully diluted earnings per share computations assume that the Series B ESOP Convertible Preferred Stock was converted into additional outstanding common shares and that outstanding dilutive stock options were exercised. In the fully diluted computation, net earnings (loss) attributable to common shareholders is adjusted for additional ESOP contributions which would be required if the Series B ESOP Convertible Preferred Stock was converted to common shares and excludes the tax benefit of deductible common dividends upon the assumed conversion of the Series B ESOP Preferred Stock. The fully diluted loss per share in 1993 is the same as the net loss per common share because the assumed exercise of stock options and conversion of preferred stock would have been antidilutive.

BUSINESS SEGMENT INFORMATION

The company has two business segments: packaging, and aerospace and communications. Packaging, the principal segment, was expanded during the three-year reporting period with the acquisitions of Heekin Can, Inc. (Heekin) and the commercial glass assets of Kerr Group, Inc. (Kerr), described in the note, "Acquisitions." The results of these acquired businesses are included in the packaging segment information below from their respective acquisition dates. The packaging segment is comprised of the following operations:

Metal - manufacture of metal beverage and food containers, container ends and specialty products.
Glass - manufacture of glass containers, primarily for use in the commercial packaging of food, juice, wine and liquor.

The  aerospace  and  communications  segment  is  comprised  principally  of the
following   businesses:    electro-optics   and   cryogenics;   space   systems;
communication systems; time and frequency devices; and systems engineering.

Packaging segment sales to Anheuser-Busch Companies, Inc. represented approximately 11 percent of consolidated sales in 1994 and 1993, and 14 percent of consolidated sales in 1992. Sales to each of the Pepsi-Cola Company and The Coca-Cola Company and their affiliates were less than 10 percent of consolidated net sales in 1994 and represented 10 percent of consolidated net sales in 1993 and 1992. Sales to all bottlers of Pepsi-Cola and Coca-Cola branded beverages comprised approximately 21 percent, 22 percent and 20 percent of consolidated sales in 1994, 1993 and 1992, respectively. Sales to various U.S. government agencies by the aerospace and communications segment represented approximately 8 percent of consolidated sales in 1994 and 1993 and 11 percent in 1992.



SUMMARY OF BUSINESS BY SEGMENT

(dollars in millions)                                                 1994        1993        1992
                                                                    ---------   ---------   ---------
NET SALES
Packaging
  Metal                                                             $1,576.1    $1,466.8    $1,154.0
  Glass                                                                750.6       698.7       715.8
                                                                    ---------   ---------   ---------
    Total packaging                                                  2,326.7     2,165.5     1,869.8
Aerospace and communications                                           268.0       268.3       299.5
                                                                    ---------   ---------   ---------
  Consolidated net sales                                             2,594.7     2,433.8     2,169.3
                                                                    =========   =========   =========
INCOME (LOSS)
Packaging                                                              153.3       105.6       121.2
  Restructuring and other charges (1)                                    --        (76.7)        --
                                                                    ---------   ---------   ---------
    Total packaging                                                    153.3        28.9       121.2
                                                                    ---------   ---------   ---------
Aerospace and communications                                            23.1         3.3        21.7
  Restructuring and other charges (1)                                   (4.0)      (29.1)        --
                                                                    ---------   ---------   ---------
    Total aerospace and communications                                  19.1       (25.8)       21.7
                                                                    ---------   ---------   ---------
CONSOLIDATED OPERATING EARNINGS                                        172.4         3.1       142.9
Corporate expenses, net                                                 (7.5)       (5.7)       (3.4)
  Corporate restructuring and other charges (1)                         (2.8)       (2.9)        --
Interest expense                                                       (42.3)      (45.9)      (37.2)
                                                                    ---------   ---------   ---------
    Consolidated income (loss) from continuing operations
       before taxes on income                                          119.8       (51.4)      102.3
                                                                    =========   =========   =========
ASSETS EMPLOYED IN OPERATIONS (2)
Packaging                                                            1,383.9     1,371.8     1,168.5
Aerospace and communications                                           124.2       145.9       174.7
                                                                    ---------   ---------   ---------
  Assets employed in operations                                      1,508.1     1,517.7     1,343.2
Corporate (3)                                                          220.9       248.7       184.0
Investments in packaging affiliates                                     30.8        29.2        14.6
Net assets of Alltrista operations                                       --          --         22.1
                                                                    ---------   ---------   ---------
  Total assets                                                       1,759.8     1,795.6     1,563.9
                                                                    =========   =========   =========
PROPERTY, PLANT AND EQUIPMENT ADDITIONS
Packaging                                                               87.9       128.3        98.2
Aerospace and communications                                             5.3        10.8         9.5
Corporate                                                                1.3         1.8         2.5
                                                                    ---------   ---------   ---------
  Total additions                                                       94.5       140.9       110.2
                                                                    =========   =========   =========
DEPRECIATION AND AMORTIZATION
Packaging                                                              112.8        98.9        88.4
Aerospace and communications                                            11.5        13.1        13.0
Corporate                                                                2.7         4.3         4.1
                                                                    ---------   ---------   ---------
  Total depreciation and amortization                               $  127.0    $  116.3    $  105.5
                                                                    =========   =========   =========

(1)  Refer to the note, "Restructuring and Other Charges."
(2) Includes impairment reserves described in the note, "Restructuring and Other Charges."
(3) Corporate assets include cash and temporary investments, current deferred and prepaid income taxes, amounts related to employee benefit plans and corporate facilities and equipment.

The company's major customers and principal facilities are located within the U.S. and Canada. Financial information by geographic area is provided below. Inter-area sales from the U.S. were primarily to Canada and generally were priced with reference to prevailing market prices.



SUMMARY OF BUSINESS BY GEOGRAPHIC AREA

                                         United       Canada
(dollars in millions)                    States      and Other    Eliminations    Consolidated
                                        ----------   ---------    ------------    ------------

1994
----
Net sales
  Sales to unaffiliated customers       $  2,314.9   $  279.8       $  --           $ 2,594.7
 Inter-area sales to affiliates                0.6        1.0         (1.6)              --
                                        -----------  ---------      -------         ----------                         -
                                           2,315.5      280.8         (1.6)           2,594.7
                                        ===========  =========      =======         ==========
Consolidated operating earnings (1)          152.7       19.7          --               172.4
                                        ===========  =========      =======         ==========
Assets employed in operations           $  1,320.0   $  193.3       $ (5.2)         $ 1,508.1
                                        ===========  =========      =======         ==========

1993
----
Net sales
  Sales to unaffiliated customers       $  2,165.1   $  268.7       $  --           $ 2,433.8
  Inter-area sales to affiliates               9.3        9.9        (19.2)              --
                                        -----------  ---------      -------         ----------
                                           2,174.4      278.6        (19.2)           2,433.8
                                        ===========  =========      =======         ==========
Consolidated operating earnings (1)            3.8       (0.7)         --                 3.1
                                        ===========  =========      =======         ==========
Assets employed in operations           $  1,287.4   $  232.8       $ (2.5)         $ 1,517.7
                                        ===========  =========      =======         ==========
1992
----
Net sales
  Sales to unaffiliated customers       $  1,889.6   $  279.7       $  --           $ 2,169.3
  Inter-area sales to affiliates               6.1        2.9         (9.0)              --
                                        -----------  ---------      -------         ----------
                                           1,895.7      282.6         (9.0)           2,169.3
                                        ===========  =========      =======         ==========
Consolidated operating earnings              133.3        9.6          --               142.9
                                        ===========  =========      =======         ==========
Assets employed in operations           $  1,111.3   $  232.8       $ (0.9)         $ 1,343.2
                                        ===========  =========      =======         ==========


(1)  Refer to the note, "Restructuring and Other Charges."

RESTRUCTURING AND OTHER CHARGES

In late 1993 plans were developed to undertake a number of restructuring actions which included elimination of excess manufacturing capacity through plant closures and consolidations, administrative consolidations, and the discontinuance of two aerospace and communications segment product lines. In connection therewith, pretax restructuring and other charges were recorded in the third and fourth quarters of $14.0 million and $94.7 million, respectively, for an aggregate charge to annual results of operations in 1993 of $108.7 million ($66.3 million after tax or $2.31 per share). A summary of these charges by business segment and nature of the amounts provided appears below:

                                                            Aerospace and
(dollars in millions)                         Packaging     Communications     Corporate      Total
                                              ---------     --------------     ---------     ------
Asset write-offs and write-downs to net
   realizable values                            $36.7          $14.2              $1.6       $ 52.5
Employment costs and termination benefits        34.7            1.2               --          35.9
Other                                             5.3           13.7               1.3         20.3
                                                -----          -----              ----       ------
                                                $76.7          $29.1              $2.9       $108.7
                                                =====          =====              ====       ======

Employment costs and termination benefits include the effects of work force reductions and packaging segment pension curtailment losses of $14.2 million. Other includes incremental costs associated with the planned phaseout of facilities to be closed and estimated losses to be incurred prior to the disposal of closed facilities and discontinued product lines.

At December 31, 1994 and 1993, restructuring and other reserves included in the consolidated balance sheet and the changes in those reserves were as follows:

                                                 Balance Sheet Caption
                                    -----------------------------------------------
                                                 Current     Noncurrent
(dollars in millions)               Assets     liabilities   liabilities     Total
                                    -------    -----------   -----------    -------
Restructuring and other charges to
   operations in 1993               $ 49.5       $36.7         $22.5        $108.7
Noncash items                        (11.5)       (2.0)          --          (13.5)
Cash payments                         (2.7)       (3.4)          --           (6.1)
                                    -------      ------        ------       -------
Reserve at December 31, 1993          35.3        31.3          22.5          89.1
Additional provision in 1994           --          4.0           --            4.0
Noncash items                         (6.1)       (5.7)         (1.3)        (13.1)
Cash payments                         (1.4)      (15.7)         (0.1)        (17.2)
                                    -------      ------        ------       -------
Reserve at December 31, 1994        $ 27.8       $13.9         $21.1        $ 62.8
                                    =======      ======        ======       =======

Included in assets are write-offs and write-downs of property, plant and equipment and inventory to net realizable value. Employment costs and termination benefits due to work force reductions are reflected in current liabilities. Liabilities resulting from pension curtailment losses are included in noncurrent liabilities. Of the total restructuring and other reserves outstanding at December 31, 1994, $29.0 million will not impact future cash flows apart from related tax benefits. The balance of the reserves, $33.8 million, represents future pretax cash outflows, which in large part are expected to be expended in 1995. Pension funding will occur over an extended period of time.

In 1994 additional nonrecurring charges were recorded which include $4.0 million related to the VIGS unit.

DISPOSITION

In October 1994 the company signed a definitive agreement with Datum Inc. for the sale of the Efratom division for approximately $26.5 million to be paid in a combination of cash and Datum common stock. Efratom produces time and frequency devices used in navigation and communication. The sale is expected to take place in the first quarter of 1995. Total assets of the Efratom division at December 31, 1994 and 1993, were approximately $18.2 million and $16.0 million, respectively. Operating income for the Efratom division was $3.1 million, $2.7 million and $2.5 million in 1994, 1993 and 1992, respectively.

SPIN-OFF

On March 23, 1993, the company's board of directors declared a dividend and approved the distribution of 100 percent of the stock of Alltrista Corporation (Alltrista), then a wholly owned subsidiary of the company, to the holders of company common stock of record on April 2, 1993. Shareholders received one share of Alltrista Corporation common stock for each four shares of Ball common stock held on that date. The dividend distribution of $34.5 million represented the net assets of $32.2 million, which included bank indebtedness of $75.0 million, along with transaction costs of $2.3 million. Following the distribution, Alltrista operated as an independent, publicly owned corporation.

Net sales of Alltrista were $67.4 million in 1993 through the date of distribution and $268.6 million in 1992, while net income was $2.1 million through the date of distribution in 1993 and $6.2 million in 1992. Alltrista net income included interest expense allocated based on assumed indebtedness of $75.0 million at Ball Corporation's weighted average interest rate for general borrowings and allocated general and administrative expenses of $1.2 million and $4.7 million for 1993 and 1992, respectively.

ACQUISITIONS

Heekin Can, Inc.
----------------

On March 19, 1993, the company acquired Heekin through a tax-free exchange of shares accounted for as a purchase. Heekin is a manufacturer of metal food, pet food and aerosol containers with 1992 sales of $355.0 million. Each outstanding share of common stock of Heekin was exchanged for 0.769 shares of common stock of the company. The consideration amounted to approximately $91.3 million, consisting of 2,514,630 newly issued shares of the company's common stock which were exchanged for 3,270,000 issued and outstanding shares of Heekin common stock valued at $27.00 per share, and transaction costs of approximately $3.0 million. In connection with the acquisition, Ball also assumed $121.9 million of Heekin indebtedness, of which $108.8 million was refinanced following the acquisition. The purchase price has been assigned, based upon estimated fair values, to acquired assets of $326.8 million, including goodwill of $47.0 million, and assumed liabilities of $235.5 million.

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

(dollars in millions except per share amounts)                      1993
                                                                  ---------

Net sales                                                         $2,506.7
                                                                  =========
Loss from continuing operations before taxes on income               (53.1)
                                                                  =========
Net loss from continuing operations                                  (33.6)
                                                                  =========
Loss per share from continuing operations                            (1.26)
                                                                  =========
Fully diluted loss per share from continuing operations           $  (1.26)
                                                                  =========

Pro forma adjustments include incremental depreciation and amortization relating to the allocation of the purchase price to property, plant and equipment and goodwill, adjustment to employee benefit plan costs, principally to reflect accounting practices and assumptions used by the company to record pension and postretirement benefit expense, reduction in interest expense to reflect the effect of refinancing Heekin indebtedness at lower rates available to the company, and related tax effects.

Kerr Group, Inc. Commercial Glass Assets
----------------------------------------

On February 28, 1992, the company acquired certain assets of the commercial glass manufacturing operations of Kerr Group, Inc. for $68.4 million. Assets acquired included inventory, machinery and equipment and certain manufacturing facilities. The excess of the purchase price over the net book value of the assets acquired and liabilities assumed has been assigned to long-term assets, including goodwill of $9.7 million, and will be amortized to expense over periods corresponding to the useful lives of property, plant and equipment and, in the case of goodwill, over 40 years.

ACCOUNTS RECEIVABLE

Sale of Trade Accounts Receivable
---------------------------------

In September 1993 the company entered into an agreement to sell, on a revolving basis without recourse, an undivided percentage ownership interest in a designated pool of up to $75.0 million of packaging trade accounts receivable. The current agreement expires in December 1995 and includes an optional one year extension. The company's retained credit exposure on receivables sold is limited to $8.5 million.

At December 31, 1994 and 1993, a net amount of $66.5 million of trade receivables had been sold under the accounts receivable sales program and was reflected as a reduction of accounts receivable in the accompanying Consolidated Balance Sheet. Costs of the program are based on certain variable interest indices and are included in the caption, "General and administrative expenses." Costs recorded in 1994 and 1993 amounted to $3.0 million and $0.6 million, respectively.

Receivables in Connection with Long-Term Contracts
--------------------------------------------------

Accounts receivable under long-term contracts, net of reserves, were $47.6 million and $63.5 million at December 31, 1994 and 1993, respectively, and include gross unbilled amounts representing revenue earned but not yet billable of $12.4 million and $29.0 million, respectively. Approximately $2.6 million of gross unbilled receivables at December 31, 1994, is expected to be collected after one year.

OTHER ASSETS

The composition of other assets at December 31, 1994 and 1993, was as follows:

(dollars in millions)                         1994       1993
                                             ------     ------
Pension intangibles and deferred expense     $45.2      $46.4
Investments in packaging affiliates           30.8       29.2
Other                                         17.3       17.3
                                             ------     ------
  Total other assets                         $93.3      $92.9
                                             ======     ======

Company Owned Life Insurance
----------------------------

The company has purchased insurance on the lives of certain groups of employees. Premiums were approximately $20.0 million each year. Amounts in the Consolidated Statement of Cash Flows represent net cash flows from this program including related tax benefits. The company borrowed $23.4 million and $37.2 million in 1994 and 1993, respectively, from the accumulated net cash value. The policies have been issued by Great-West Life Assurance Company and The Hartford Life Insurance Company.

DEBT AND INTEREST COSTS

Short-Term Debt
---------------

At December 31, 1994, the company had uncommitted short-term facilities available of approximately $450.0 million from various banks to provide funding sources at competitive interest rates. The company's wholly owned Canadian subsidiary had a Canadian commercial paper facility which provides additional short-term funds of up to approximately $85.0 million. At December 31, 1994, short-term debt outstanding consisted of $39.6 million in commercial paper and $17.0 million under uncommitted short-term facilities with weighted average interest rates of 6.0 percent and 6.8 percent, respectively. Short-term debt outstanding at December 31, 1993, was comprised of $38.9 million in commercial paper and $35.7 million under uncommitted short-term facilities with weighted average interest rates of 4.2 percent and 3.5 percent, respectively.

Long-Term Debt
--------------

Long-term debt at December 31, 1994 and 1993, consisted of the following:

                                                                       1994      1993
                                                                      ------    ------
Notes Payable
  Private placements:
    8.09% to 8.75% serial installment notes (8.50% weighted
       average) due 1996 through 2012                                 $110.0    $110.0
    9.35% to 9.66% serial notes (9.56% weighted average) due
       through 1998                                                     60.0      80.0
    9.65% to 10.00% serial notes (9.95% weighted average) due
       through 1998                                                     55.0      65.0
    8.20% to 8.57% serial notes (8.35% weighted average) due 1999
       through 2000                                                     60.0      60.0
    9.18% Canadian note due 1998                                        21.4      22.7
    6.64% notes due 1995                                                20.0      20.0
    8.875% installment notes due through 1998                            8.0      10.0
  Floating rate bank revolving credit                                    --       75.0
Industrial Development Revenue Bonds
  Floating rates (5.50%-6.54% at December 31, 1994) due through 2011    34.1      34.9
  7.00% to 7.75% due through 2009                                        2.0      11.0
Capital Lease Obligations and Other                                     10.7      13.7
ESOP Debt Guarantee
  8.38% installment notes due through 1999                              30.8      35.2
  8.75% installment note due 1999 through 2001                          25.1      25.1
                                                                      -------   -------
                                                                       437.1     562.6
Less:
  Current portion of long-term debt                                    (60.1)    (49.3)
                                                                      -------   -------
                                                                      $377.0    $513.3
                                                                      =======   =======

During the third quarter of 1994 the company entered into revolving credit agreements totalling $300.0 million which consist of a $150.0 million three-year facility and 364-day facilities of $150.0 million in the aggregate. The new revolving credit agreements provide for various borrowing rate options including borrowing rates based on a fixed spread over the London Interbank Offered Rate (LIBOR). The company pays a facility fee on the committed facilities.

The note, bank credit and industrial development revenue bond agreements, and guaranteed ESOP notes contain similar restrictions relating to dividends, investments, working capital requirements, guarantees and other borrowings. If financed with borrowings, the company had approximately $147.0 million available for payment of dividends and certain investments under these agreements at December 31, 1994.

ESOP debt represents borrowings by the trust for the company-sponsored ESOP which have been irrevocably guaranteed by the company.

Maturities of fixed long-term debt obligations excluding the bank credit agreements are $50.4 million, $56.7 million, $67.4 million and $51.2 million for the years ending December 31, 1996 through 1999, respectively.

A summary of total interest cost paid and accrued follows:

(dollars in millions)           1994           1993           1992
                               ------         ------         ------
Interest costs                 $44.5          $47.6          $38.2
Amounts capitalized             (2.2)          (1.7)          (1.0)
                               ------         ------         ------
  Interest expense              42.3           45.9           37.2
                               ======         ======         ======
Gross amount paid during year  $38.9          $47.1          $33.4
                               ======         ======         ======

At December 31, 1994, letters of credit amounting to $25.4 million were outstanding, primarily to provide security under insurance arrangements.

FINANCIAL AND DERIVATIVE INSTRUMENTS

The following table presents the carrying amounts and fair values of the company's financial instruments at December 31, 1994 and 1993, as defined in SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." Accounts receivable and accounts payable are not included below because carrying amounts approximate fair value. Deferred balances related to derivative financial instruments which hedge interest risks on long-term debt are included in other noncurrent liabilities.

Rates currently available to the company for loans with similar terms and maturities are used to estimate the fair value of long-term debt. The fair value of derivatives generally reflects the estimated amounts that the company would pay or receive upon termination of the contracts at December 31, 1994 and 1993, taking into account any unrealized gains or losses of open contracts.

                                            1994                        1993
                                   ----------------------     ----------------------
                                   Carrying       Fair        Carrying        Fair
(dollars in millions)               Amount        Value        Amount         Value
                                   --------      --------     --------      --------
Nonderivatives
   Long-term debt                  $437.1         $448.5       $562.6        $614.6
Derivatives relating to debt
   Noncurrent liabilities             --            (2.3)         --            0.6

The company enters into derivative financial instruments to manage the costs of borrowing, foreign exchange rate exposures and commodity price risks and generally does not hold or issue financial instruments for trading purposes. The following table summarizes the company's derivative financial instruments at December 31, 1994 and 1993:

                                                    Notional Amount
(dollars in millions)                            1994            1993
                                             ------------    ------------

Interest rate swaps and swaptions:
   Floating rate swaps                        $109.0            $30.0
   Fixed rate offsetting swaps                  75.0              --
Exchange rate forwards and futures               3.0              --

The notional amounts of derivatives do not represent amounts exchanged and are not a measure of the exposure to credit risk. The amounts exchanged are calculated on the basis of the notional amounts. Although these instruments involve varying degrees of credit, foreign currency exchange, and interest rate risk, the counter parties to the agreements are major financial institutions which are expected to perform fully under the terms of the agreements.

LEASES

Noncancellable operating leases in effect at December 31, 1994, require rental payments of $18.1 million, $13.3 million, $9.7 million, $6.5 million and $4.9 million for the years 1995 through 1999, respectively, and $25.3 million for years thereafter. Lease expense for all operating leases was $36.2 million, $33.2 million and $26.3 million in 1994, 1993 and 1992, respectively.

TAXES ON INCOME

The amounts of income (loss) from continuing operations before income taxes by national jurisdiction follow:

 (dollars in millions)              1994        1993          1992
                                  -------     -------        ------

 Domestic                         $104.6      $(44.1)        $100.6
 Foreign                            15.2        (7.3)           1.7
                                  -------     -------        ------
                                  $119.8      $(51.4)        $102.3
                                  =======     =======        ======


The provision for income tax expense (benefit) for continuing operations was comprised as follows:

(dollars in millions)                  1994       1993     1992
                                      ------    -------   ------
Current
  U.S.                                $29.2     $ 19.2    $32.7
  State and local                       6.9        0.8      6.5
  Foreign                               0.9        0.6      0.6
                                      ------    -------   ------
    Total current                      37.0       20.6     39.8
                                      ------    -------   ------
Deferred
  U.S.                                  2.4      (33.8)    (1.9)
  State and local                      (0.5)      (5.2)    (0.5)
  Foreign                               5.8       (2.8)     0.8
                                      ------    -------   ------
    Total deferred                      7.7      (41.8)    (1.6)
                                      ------    -------   ------
Total provision for income taxes      $44.7     $(21.2)   $38.2
                                      ======    =======   ======

The reconciliation of the statutory U.S. income tax rate to the effective income tax rate is as follows:

                                                1994       1993       1992
                                               -----      -------    ------
Statutory U.S. federal income tax rate         35.0%      (35.0)%    34.0%
Increase (decrease) in rates due to:
  Tax effects of company owned life insurance  (3.5)       (7.1)     (3.2)
  State and local income taxes, net             3.2        (6.0)      3.8
  Other                                         2.6         6.9       2.7
                                               -----       ------    ------
Effective income tax rate                      37.3%      (41.2)%    37.3%
                                               =====       ======    ======

Provision is not made for additional U.S. or foreign taxes on undistributed earnings of certain international operations where such earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might become payable upon the eventual remittance of foreign earnings for which no provision has been made.

Significant components of deferred tax (assets) liabilities follow:

 (dollars in millions)                        1994       1993
                                            --------  ---------
 Gross deferred tax assets
   Deferred compensation                    $ (17.7)  $ (13.8)
   Accrued employee benefits                  (43.3)    (48.2)
   Restructuring and other reserves           (25.3)    (38.8)
   Other                                      (31.2)    (35.9)
                                            --------  ---------
 Total gross deferred tax assets             (117.5)   (136.7)
                                            --------  ---------

 Gross deferred tax liabilities:
   Depreciation                               120.5     132.9
   Other                                       16.9      15.8
                                            --------  ---------
 Total gross deferred tax liabilities         137.4     148.7
                                            --------  ---------

 Net deferred tax liabilities               $  19.9   $  12.0
                                            ========  =========

Total income tax payments, including amounts accrued in prior years, were $18.5 million, $34.7 million and $53.5 million for 1994, 1993 and 1992, respectively.

PENSION BENEFITS
----------------

The company's noncontributory pension plans cover substantially all U.S. and Canadian employees meeting certain eligibility requirements. The defined benefit plans for salaried employees provide pension benefits based on employee compensation and years of service. Plans for hourly employees provide benefits based on fixed rates for each year of service. The company's policy is to fund the plans on a current basis to the extent deductible under existing tax laws and regulations and in amounts sufficient to satisfy statutory funding requirements. Plan assets consist primarily of fixed income securities and common stocks.

The composition of pension expense for salaried and hourly employee pension plans follows:

(dollars in millions)                                               1994       1993       1992
                                                                   ------     ------     ------
Service cost - benefits earned during the period                   $12.5      $11.6      $ 9.1
Interest cost on projected benefit obligation                       28.8       26.8       21.2
Investment return on plan assets                                     9.6      (49.0)     (20.4)
Net amortization and deferral                                      (39.3)      19.7       (7.2)
                                                                   ------     ------     ------
Net periodic pension expense                                        11.6        9.1        2.7
  Alltrista net periodic pension credit included above               -          0.1        0.5
                                                                   ------     ------     ------
Net periodic pension expense of continuing operations               11.6        9.2        3.2
  Expense of defined contribution plans                              0.9        0.9        1.0
                                                                   ------     ------     ------
Total pension expense                                              $12.5      $10.1      $ 4.2
                                                                   ======     ======     ======

Net curtailment losses of $12.3 million in 1993 were recognized in conjunction with the decision to rationalize certain packaging operations and in connection with the Alltrista spin-off.

The funded status of the plans at December 31, 1994 and 1993, was as follows:

                                                                    1994                         1993
                                                        --------------------------    --------------------------
                                                           Assets      Accumulated      Assets        Accumulated
                                                           Exceed        Benefits       Exceed          Benefits
                                                        Accumulated       Exceed      Accumulated        Exceed
(dollars in millions)                                     Benefits        Assets        Benefits         Assets
                                                        -----------    -----------    -----------     -----------
Vested benefit obligation                                  $148.2        $147.9        $155.5           $159.6
Nonvested benefit obligation                                  5.3          24.5           7.2             26.9
                                                        -----------    -----------    -----------     -----------
Accumulated benefit obligation                              153.5         172.4         162.7            186.5
  Effect of projected future compensation                    21.5           0.3          27.0              --
                                                        -----------    -----------    -----------     -----------
Projected benefit obligation                                175.0         172.7         189.7            186.5
                                                        -----------    -----------    -----------     -----------
Plan assets at fair value                                   188.3         118.5         202.0            123.7
                                                        -----------    -----------    -----------     -----------
Plan assets in excess of (less than) projected
   benefit obligation                                        13.3         (54.2)         12.3            (62.8)
Unrecognized transitional asset at January 1, 1987,
   net of amortization                                      (18.7)         (1.8)        (22.0)            (2.1)
Prior service cost not yet recognized in net periodic
   pension cost                                               2.9          28.4           3.6             29.6
Unrecognized net loss since initial application of
   SFAS No. 87                                               19.3          12.5          22.9             14.8
Minimum pension liability (unfunded accumulated
   benefit obligation)                                        --          (39.1)          --             (42.3)
                                                        -----------    -----------    -----------     -----------
Prepaid (accrued) pension cost                             $ 16.8        $(54.2)       $ 16.8           $(62.8)
                                                        ===========    ===========    ===========     ===========
Actuarial assumptions used for plan calculations were:

Discount rate                                          8.75-9.75%    8.75-9.75%      7.5-8.0%         7.5-8.0%
Assumed rate of increase in future compensation              4.0%        --              4.0%            --
Expected long-term rates of return on assets                10.5%    10.0-10.5%         10.5%       10.0-10.5%

Where two discount rates are provided in the table above, the higher rate in each case pertains to the company's Canadian pension plans. A portion of the Canadian benefit obligation has been funded with a dedicated securities portfolio having a market value of $16.4 million. The discount rate and expected long-term rate of return used for this obligation and related asset portfolio was 9.25 percent in 1994 and 8.75 percent in 1993.

In accordance with the provisions of SFAS No. 87, an additional minimum liability of $39.1 million and $42.3 million is reflected at December 31, 1994 and 1993, respectively, for plans having unfunded accumulated benefit obligations. The 1994 and 1993 additional minimum liabilities were offset partially by intangible assets of $28.4 million and $29.6 million, respectively. The remainder, $6.7 million in 1994 and $7.8 million in 1993, net of tax, was recognized as a change in shareholders' equity. The 1994 reduction in the additional minimum liability and the adjustment to equity were due primarily to higher discount rates, partially offset by increased actuarial losses.

OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

The company and its subsidiaries sponsor various defined benefit and defined contribution postretirement benefit plans which provide retirement health care and life insurance benefits to substantially all employees. In addition, employees may become eligible, upon termination of active employment prior to retirement, for long-term disability, medical and life insurance continuation and other postemployment benefits. All of the company sponsored plans are unfunded and, with the exception of life insurance benefits, are self-insured.

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

Postretirement Medical and Life Insurance Benefits
--------------------------------------------------

Postretirement health care benefits are provided to substantially all of the company's domestic nonunion, certain salaried and Canadian union employees. In Canada, the company provides supplemental medical and other benefits in conjunction with the Canadian national health care plan. Most domestic salaried employees who retired prior to 1990 are covered by noncontributory defined benefit medical plans with capped lifetime benefits. Employees who retired during 1991 and 1992 are covered by similar contributory plans. U.S. employees retiring after January 1, 1993, are provided a fixed subsidy by the company toward each retiree's future purchase of medical insurance. Life insurance benefits are noncontributory. Most employees not covered by company plans are covered by collective bargaining agreements under which the company contributes to multiemployer health and welfare plans. The company has no commitments to increase monetary benefits provided by any of the postretirement benefit plans.

In connection with the adoption of SFAS No. 106, the company elected immediate recognition of the previously unrecognized transition obligation through a pretax, noncash charge to earnings as of January 1, 1993, in the amount of $46.0 million ($28.5 million after tax). Since Heekin had adopted SFAS No. 106 prior to being acquired, its obligation for postretirement benefits was assumed by the company and was not included in the cumulative effect of adopting the new accounting standard. The accumulated postretirement benefit obligation (APBO) represents, at the date of adoption, the full liability for postretirement benefits expected to be paid with respect to retirees and a pro rata portion of the benefits expected to be paid with respect to active employees.

Net periodic postretirement benefit cost for continuing operations in 1994 and 1993 included the following components:

                                                   1994                       1993
                                          -----------------------    -----------------------
                                           U.S.  Foreign              U.S.   Foreign
(dollars in millions)                     Plans   Plans     Total    Plans    Plans    Total
                                          -----   -----     -----    -----    -----    -----

Service cost - benefits attributed to
   service during the period              $1.4     $0.1     $1.5     $1.3     $ 0.1    $1.4
Interest cost on accumulated
   postretirement benefit obligation       4.1      1.2      5.3      4.3       1.1     5.4
Net amortization and deferral              0.6      0.1      0.7      0.1      (0.1)     --
                                          -----    ----     ----     ----     ------   ----
Net periodic postretirement benefit cost
                                          $6.1     $1.4     $7.5     $5.7     $ 1.1    $6.8
                                          =====    ====     ====     ====     ======   ====

Postretirement benefit expense was $7.5 million, $6.8 million and $2.3 million in 1994, 1993 and 1992, respectively. The incremental expense for continuing operations in 1993 resulting from adoption of SFAS No. 106 was approximately $3.7 million, excluding the effect of the transition obligation which was recognized as the cumulative effect on prior years of the change in accounting. Contributions to multiemployer plans were $4.0 million, $3.8 million and $2.8 million in 1994, 1993 and 1992, respectively.

The health  care cost trend rate used to value the APBO is assumed to decline to
6.0 percent for the U.S. plans and 6.75 percent for the Canadian plans after the year 2003. A one percentage point increase in the health care cost trend rate would increase the APBO as of December 31, 1994, by $3.8 million. The impact of a one percentage point increase in the health care trend rate on the sum of the service and interest costs in 1994 would have been an increase of $0.4 million.

The status of the company's unfunded postretirement benefit obligation at December 31, 1994 and 1993, follows:

                                                                     1994                               1993
                                                       --------------------------------   --------------------------------
                                                          U.S.      Foreign                 U.S.       Foreign
(dollars in millions)                                    Plans       Plans       Total     Plans        Plans        Total
                                                       -------      -------      -----    ------       -------      ------
Accumulated postretirement benefit obligation (APBO):
     Retirees                                          $ 28.7       $ 11.2       $39.9    $ 36.4       $ 13.1       $49.5
     Fully eligible active plan participants              7.3          0.8         8.1       9.5          0.7        10.2
     Other active plan participants                      15.0          1.1        16.1      18.1          1.4        19.5
                                                       -------      -------      ------   -------      -------      ------
                                                         51.0         13.1        64.1      64.0         15.2        79.2
Prior service cost not yet recognized in
   net periodic postretirement benefit
   cost                                                  (1.9)         0.9        (1.0)     (2.0)         1.1        (0.9)
Unrecognized net gain (loss) from
   experience and assumption changes                     13.8         (2.9)       10.9      (2.9)        (4.9)       (7.8)
                                                       -------      -------      ------   -------      -------      ------
Accrued postretirement benefit obligation              $ 62.9       $ 11.1       $74.0    $ 59.1       $ 11.4       $70.5
                                                       =======      =======      ======   =======      =======      ======

Assumptions used to measure the APBO were as follows:

Discount rate:                                          8.75%        9.75%          --     7.50%        8.00%         --

Health care cost trend rates:
   Canadian                                              --         12.00%          --      --         12.00%         --
   U.S. Pre-Medicare                                   11.00%         --            --    12.00%         --           --
   U.S. Post-Medicare                                   8.10%         --            --     8.40%         --           --

Other Postemployment Benefits
-----------------------------

The company elected early adoption of SFAS No. 112 and, effective January 1, 1993, recorded a noncash, pretax charge of $10.0 million ($6.2 million after tax) to recognize the cumulative effect on prior years. Excluding the cumulative effect on prior years, the annual cost for SFAS No. 112 was $2.2 million and $2.1 million in 1994 and 1993, respectively, and approximates cash expenditures in both years.

Other Benefit Plans
-------------------

Substantially all domestic salaried employees and certain domestic nonunion hourly employees who participate in the company's 401(k) salary conversion plan and meet certain eligibility requirements automatically participate in the company's ESOP. Cash contributions to the ESOP trust, including preferred dividends, are used to service the ESOP debt and were $9.5 million, $8.8 million and $8.3 million for 1994, 1993 and 1992, respectively. Total interest paid by the ESOP trust for its borrowings was $5.1 million, $5.4 million and $5.7 million for 1994, 1993 and 1992, respectively.

SHAREHOLDERS' EQUITY

At December 31, 1994, the company had 120 million shares of common stock and 15 million shares of preferred stock authorized, both without par value. Preferred stock includes 600,000 authorized but unissued shares designated as Series A Junior Participating Preferred Stock and 2,100,000 authorized shares designated as Series B ESOP Convertible Preferred Stock (Series B ESOP Preferred). There were 1,827,973 shares of Series B ESOP Preferred outstanding at December 31, 1994.

The Series B ESOP Preferred has a stated value and liquidation preference of $36.75 per share and cumulative annual dividends of $2.76 per share. Each share is convertible into not less than one share of common stock. The Series B ESOP Preferred shares are entitled to 1.3 votes per share and are voted with common shares as a single class upon matters submitted to a vote of the corporation's shareholders. Effective April 2, 1993, the conversion price and conversion ratio of the Series B ESOP Preferred were adjusted in accordance with the antidilution provisions of the security to give effect to, among other things, the dividend of Alltrista common stock to holders of company common stock. The conversion price was adjusted to $31.813 per share, from $36.75 per share, and the conversion ratio was adjusted to 1.1552 shares of Ball Corporation Common Stock for each share of Series B ESOP Preferred. The adjustments to the conversion price and conversion ratio had no impact on the stated value and liquidation preference of $36.75 per share.

On January 7, 1992, the company redeemed for $50.3 million all 503 shares of the Series C Preferred Stock issued on November 30, 1990, in connection with the purchase of the remaining 50 percent interest in the glass business.

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

Common shares were reserved at December 31, 1994, for future issuance under the employee stock purchase, stock option, dividend reinvestment and restricted stock plans, as well as to meet conversion requirements of the Series B ESOP Preferred.

In connection with the employee stock purchase plan, the company contributes 20 percent of up to $500 of each participating employee's monthly payroll deduction. Company contributions for this plan were $1.8 million, $2.0 million and $1.7 million in 1994, 1993 and 1992, respectively.

The company has several stock option plans under which options to purchase shares of common stock have been granted to officers and key employees of the company and its subsidiaries at not less than the market value of the stock at the date of grant. Payment must be at the time of exercise in cash or with shares of stock owned by the option holder which are valued at fair market value on the exercise date. Options terminate ten years from date of grant and are exercisable in four equal installments commencing one year from date of grant. Several option plans provide for, among other things, the discretionary grant of stock appreciation rights in tandem with options and certain antidilution provisions. Effective April 2, 1993, in conjunction with the dividend of Alltrista common stock to holders of the company's common stock, the company adjusted the number and exercise price of options outstanding as of that date in accordance with the relevant antidilution provisions of the plans.

A summary of stock option activity for the years ended December 31, 1994 and 1993, follows:

                                                      1994                                                  1993
                                   ------------------------------------------         ----------------------------------------
                                     Shares                Price Range                  Shares              Price Range
                                   ----------        ------------------------         ----------       -----------------------
Outstanding at beginning of year   1,674,970         $12.960    -     $38.500         1,695,753        $15.125    -    $39.625
   Exercised                        (122,283)        $12.960    -     $28.950          (178,536)       $15.125    -    $31.500
   Granted                           299,500         $26.375    -     $28.250           273,365        $24.930    -    $44.940
   Canceled                          (72,739)        $21.360    -     $38.500          (380,105)       $28.000    -    $34.250
Effect of antidilution adjustment        --              --               --            264,493        $12.960    -    $38.500
                                   ----------                                         ----------
Outstanding at end of year         1,779,448         $21.150    -     $38.500         1,674,970        $12.960    -    $38.500
                                   ==========                                         ==========
Exercisable at end of year         1,170,574         $21.150    -     $38.500         1,032,840        $12.960    -    $38.500
                                   ==========                                         ==========
Reserved for future grants         1,132,011                                          1,374,309
                                   ==========                                         ==========

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred in connection with the company's internal programs for the development of products and processes. Costs incurred in connection with these programs amounted to $12.5 million, $15.7 million and $14.6 million for the years 1994, 1993 and 1992, respectively.

CONTINGENCIES

Environmental
-------------

The U. S. Environmental Protection Agency has designated the company as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. However, the company's information at this time does not indicate that these matters will have a material, adverse effect upon financial condition, results of operations, capital expenditures or competitive position of the company.

Litigation
----------

Prior to the acquisition on April 19, 1991, of the lenders' position in the term debt and 100 percent ownership of Ball Canada, the company had owned indirectly 50 percent of Ball Canada through a joint venture holding company owned equally with Onex Corporation (Onex). The 1988 Joint Venture Agreement had included a provision under which Onex, beginning in late 1993, could "put" to the company all of its equity in the holding company at a price based upon the holding company's fair value. Onex has since claimed that its "put" option entitled it to a minimum value founded on Onex's original investment of approximately $22.0 million. On December 9, 1993, Onex served notice on the company that Onex was exercising its alleged right under the Joint Venture Agreement to require the company to purchase all of the holding company shares owned or controlled by Onex, directly or indirectly, for an amount including approximately $30 million in respect of the Class A-2 Preference Shares owned by Onex in the holding company.

The company's position is that it has no obligation to purchase any shares from Onex or to pay Onex any amount for such shares, since, among other things, the Joint Venture Agreement, which included the "put" option, is terminated. On January 24, 1994, the Ontario Court (General Division Commercial List) ordered that Onex's August 1993 Application for Rectification to reform the Joint Venture Agreement document be stayed, and the Court referred the parties to arbitration on the matter. Onex is now pursuing its claim in arbitration before the International Chamber of Commerce. The company filed its answer and counterclaim on September 12, 1994. A hearing has been set to begin on May 30, 1995. The parties are currently engaged in discovery. The company believes that it has meritorious defenses against Onex's claims, although, because of the uncertainties inherent in the arbitration process, it is unable to predict the outcome of this arbitration.



QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(dollars in millions except per share amounts)    First     Second     Third    Fourth
1994                                             Quarter    Quarter   Quarter   Quarter     Total
----                                             --------   -------   -------   -------   ---------
Net sales                                        $ 587.3    $676.6    $717.5    $613.3    $2,594.7
                                                 --------   -------   -------   -------   ---------
Gross profit                                        55.4      71.3      81.5      75.2       283.4
                                                 --------   -------   -------   -------   ---------
Net income                                          10.5      17.2      23.3      22.0        73.0
Preferred dividends, net of tax benefit             (0.8)     (0.8)     (0.8)     (0.8)       (3.2)
                                                 --------   -------   -------   -------   ---------
Net earnings attributable to common shareholders $   9.7    $ 16.4    $ 22.5    $ 21.2    $   69.8
                                                 ========   =======   =======   =======   =========
Earnings per share of common stock               $  0.33    $ 0.55    $ 0.76    $ 0.71    $   2.35
                                                 ========   =======   =======   =======   =========
Fully diluted earnings per share                 $  0.31    $ 0.52    $ 0.71    $ 0.66    $   2.20
                                                 ========   =======   =======   =======   =========
1993
----
Net sales                                        $ 532.9    $663.0    $680.2    $557.7    $2,433.8
                                                 --------   -------   -------   -------   ---------
Gross profit                                        52.3      67.7      68.1      36.1       224.2
                                                 --------   -------   -------   -------   ---------
Net income (loss) from:
  Continuing operations(1)                           9.1      13.3       3.8     (58.7)      (32.5)
  Alltrista operations                               2.1       --        --        --          2.1
                                                 --------   -------   -------   -------   ---------
Net income (loss) before cumulative effect of
  changes in accounting principles                  11.2      13.3       3.8     (58.7)      (30.4)
Cumulative effect of changes in accounting
  principles, net of tax benefit                   (34.7)      --        --        --        (34.7)
                                                 --------    ------   -------   -------   ---------
Net income (loss)                                  (23.5)     13.3       3.8     (58.7)      (65.1)
Preferred dividends, net of tax benefit             (0.8)     (0.8)     (0.8)     (0.8)       (3.2)
                                                 --------    ------   -------   -------   ---------
Net earnings (loss) attributable to common
   shareholders                                  $ (24.3)   $ 12.5    $  3.0    $(59.5)   $  (68.3)
                                                 ========   =======   =======   =======   =========
Net earnings (loss) per share of common stock:
  Continuing operations(1)                       $  0.31    $ 0.43    $ 0.10    $(2.02)   $  (1.24)
  Alltrista operations                              0.08       --        --        --         0.07
  Cumulative effect of changes in accounting
    principles, net of tax benefit                 (1.29)      --        --        --        (1.21)
                                                 --------   -------   -------   -------   ---------
                                                 $ (0.90)   $ 0.43    $ 0.10    $(2.02)   $  (2.38)
                                                 ========   =======   =======   =======   =========
Fully diluted earnings (loss) per share:(2)
  Continuing operations(1)                       $  0.30    $ 0.41    $ 0.10    $(2.02)   $  (1.24)
  Alltrista operations                              0.08       --        --        --         0.07
  Cumulative effect of changes in accounting
    principles, net of tax benefit                 (1.28)      --        --        --        (1.21)
                                                 --------   -------   -------   -------   ---------
                                                 $ (0.90)   $ 0.41    $ 0.10    $(2.02)   $  (2.38)
                                                 ========   =======   =======   =======   =========


(1) Includes $14.0 million ($8.5 million after tax) in the third quarter and $94.7 million ($57.8 million after tax) in the fourth quarter of restructuring and other charges. See the note, "Restructuring and Other Charges."
(2)  Fully diluted earnings (loss) per share in 1993 is the same as net earnings
     (loss) per common share because the assumed exercise of stock options and conversion of the preferred stock would have been antidilutive.

Earnings per share calculations for each quarter are based on the weighted average number of shares outstanding for each period, and the sum of the quarterly amounts may not equal the annual earnings per share amount.