Form 10-K, Exhibit 13
period 1995-12-31
BALL CORP
filed 1996-04-01
CIK 9389

Exhibit 13.1
                                                            ------------
Items of Interest to Shareholders


Quarterly Stock Prices and Dividends
Quarterly sales prices for the company's common stock, as reported on the composite tape, and quarterly dividends in 1995 and 1994 were:


- - ------------------    ----------    -----------    ----------    -----------  ----------    -----------    ----------    -----------
                        1995                                                    1994
                         1st           2nd            3rd           4th          1st           2nd            3rd           4th
                       Quarter       Quarter        Quarter       Quarter      Quarter       Quarter        Quarter       Quarter
- - ------------------    ----------    -----------    ----------    -----------  ----------    -----------    ----------    -----------
High                   35 1/8         36 7/8        38 3/4          30 3/8     30 3/8         30 1/2        28 3/8         32 1/8
Low                    29 1/2         31            29 1/2          25 3/4     24 3/8         24 3/4        24 3/8         27 1/4
Dividends                 .15            .15           .15             .15        .15            .15           .15            .15
- - ------------------    ----------    -----------    ----------    -----------  ----------    -----------    ----------    -----------




Five-Year Review of Selected Financial Data
Ball Corporation and Subsidiaries


- - --------------------------------------------------------------   ------------  ------------  ------------  ------------  -----------
(dollars in millions except per share amounts)                       1995           1994         1993          1992         1991
- - --------------------------------------------------------------   ------------  ------------  ------------  ------------  -----------
Net sales                                                        $  2,591.7    $  2,593.4    $  2,433.8    $  2,169.3    $  2,018.4
Net (loss) income from:
    Continuing operations(1)                                          (18.6)         73.0         (32.5)         60.9          60.6
    Alltrista operations                                               --            --             2.1           6.2           3.6
Net (loss) income before cumulative
    effect of accounting changes                                      (18.6)         73.0         (30.4)         67.1          64.2
Cumulative effect of accounting changes,
    net of tax benefit                                                 --            --           (34.7)         --            --
Net (loss) income                                                     (18.6)         73.0         (65.1)         67.1          64.2
Preferred dividends, net of tax benefit                                (3.1)         (3.2)         (3.2)         (3.4)         (8.3)
Net (loss) earnings attributable to
    common shareholders                                               (21.7)         69.8         (68.3)         63.7          55.9
Return on average common
    shareholders' equity                                             (3.7)%         12.1%       (11.6)%         11.1%         12.3%
- - --------------------------------------------------------------   ------------  -----------   ------------  ------------  -----------
Per share of common stock:
    (Loss) earnings from:
        Continuing operations(1,2)                               $    (0.72)   $     2.35    $    (1.24)        2.21     $     2.26
        Alltrista operations                                           --            --             .07          .24            .16
    (Loss) earnings before cumulative
        effect of accounting changes                                  (0.72)         2.35         (1.17)        2.45           2.42
    Cumulative effect of accounting
        changes, net of tax benefit                                    --            --           (1.21)       --             --
    (Loss) earnings(1,2)                                              (0.72)         2.35         (2.38)        2.45           2.42
    Cash dividends                                                     0.60          0.60          1.24         1.22           1.18
    Book value(3)                                                     18.84         20.25         18.63        22.55          21.39
    Market value                                                     27 3/4        31 1/2        30 1/4       35 3/8          38
Annual return to common shareholders(4)                             (10.2)%          6.4%          1.1%       (3.6)%          46.9%
Common dividend payout                                                N.M.          25.5%          N.M.        49.8%          48.8%
Weighted average common
    shares outstanding (000s)                                        30,024        29,662        28,712       26,039         23,125
- - --------------------------------------------------------------   ------------  ------------  ------------  ------------  -----------
Fully diluted (loss) earnings per share:(5) (Loss) earnings from:
        Continuing operations                                    $    (0.72)   $     2.20    $    (1.24)   $    2.09     $     2.11
        Alltrista operations                                           --            --             .07          .22            .14
    (Loss) earnings before cumulative
        effect of accounting changes                                  (0.72)         2.20         (1.17)        2.31           2.25
    Cumulative effect of accounting
        changes, net of tax benefit                                    --            --           (1.21)       --             --
    (Loss) earnings                                                   (0.72)         2.20         (2.38)        2.31           2.25
Fully diluted weighted average common
    shares outstanding (000s)                                        30,024        32,062        28,712        8,223         25,408
- - --------------------------------------------------------------   ------------  ------------  ------------  ------------  -----------
Property, plant and equipment additions                          $    206.2    $     94.5    $    140.9    $   110.2     $     87.3
Depreciation                                                          108.9         121.8         110.0         98.7           88.4
Working capital                                                        95.2         198.4         240.9        260.1          136.6
Current ratio                                                          1.19          1.40          1.53         1.72           1.33
Total assets                                                     $  1,612.5    $  1,759.8    $  1,795.6    $ 1,563.9     $  1,432.0
Total interest bearing debt and lease obligations(6)                  475.4         493.7         637.2        616.5          492.8
Common shareholders' equity                                           567.5         604.8         548.6        596.0          551.2
Total capitalization                                                1,064.1       1,126.5       1,211.8      1,237.5        1,129.1
Debt-to-total capitalization(6)                                       44.7%         43.8%         52.6%        49.8%          43.6%
- - --------------------------------------------------------------   ------------  ------------  ------------  ------------  -----------

       N.M. Not meaningful.
(1) Includes the effect of a change in 1995 to the LIFO method of accounting of $17.1 million ($10.4 million after tax or 35 cents per share).
(2)    Based on weighted average common shares outstanding.
(3)    Based on common shares outstanding at end of year.
(4) Change in stock price plus dividend yield assuming reinvestment of dividends. In 1993 the Alltrista distribution is included based upon a value of $4.25 per share of company common stock.
(5) The fully diluted loss per share in 1995 and 1993 is the same as the net loss per common share because the assumed exercise of stock options and conversion of preferred stock would have been antidilutive.
(6)    Including, in years prior to 1993, debt allocated to Alltrista.


                    Consolidated Statement of (Loss) Income
                       Ball Corporation and Subsidiaries


                                                                                     Year ended December 31,
                                                                         ------------------------------------------------
(dollars in millions except per share amounts)                               1995              1994             1993
- - ----------------------------------------------------------------         -------------     -------------    -------------
Net sales                                                                   $2,591.7          $2,593.4         $2,433.8
                                                                         -------------     -------------    -------------

   Costs and expenses
     Cost of sales                                                           2,339.4           2,311.3          2,209.6
     General and administrative expenses                                        89.0              86.1             96.5
     Selling and product development expenses                                   23.1              28.4             24.5
     Loss on dispositions (net), restructuring and other                       118.2               6.8            108.7
     Interest expense                                                           37.8              41.0             45.9
                                                                         -------------     -------------    -------------
                                                                             2,607.5           2,473.6          2,485.2
                                                                         -------------     -------------    -------------
   (Loss) income from continuing operations
     before taxes on income                                                    (15.8)            119.8            (51.4)
   Provision for income tax benefit (expense)                                    0.1             (44.7)            21.2
   Minority interests                                                           (4.6)             (4.6)            (3.6)
   Equity in earnings of affiliates                                              1.7               2.5              1.3
                                                                         -------------     -------------    -------------
   Net (loss) income from:
     Continuing operations                                                     (18.6)             73.0            (32.5)
     Alltrista operations                                                        -                 -                2.1
                                                                         -------------     -------------    -------------
   Net (loss) income before cumulative effect of
     changes in accounting principles                                          (18.6)             73.0            (30.4)
   Cumulative effect of changes in accounting principles,
     net of tax benefit                                                          -                 -              (34.7)
                                                                         -------------     -------------    -------------
   Net (loss) income                                                           (18.6)             73.0            (65.1)
     Preferred dividends, net of tax benefit                                    (3.1)             (3.2)            (3.2)
                                                                         -------------     -------------    -------------
   Net (loss) earnings attributable to common shareholders                  $  (21.7)         $   69.8         $  (68.3)
   -------------------------------------------------------------         =============     =============    =============
   Net (loss) earnings per share of common stock:
     Continuing operations                                                  $  (0.72)         $   2.35         $  (1.24)
     Alltrista operations                                                       -                 -                 .07
     Cumulative effect of changes in accounting principles,
       net of tax benefit                                                       -                 -               (1.21)
                                                                         -------------     -------------    -------------
                                                                            $  (0.72)         $   2.35         $  (2.38)
   -------------------------------------------------------------         =============     =============    =============
   Fully diluted (loss) earnings per share:
     Continuing operations                                                  $  (0.72)         $   2.20         $  (1.24)
     Alltrista operations                                                       -                 -                 .07
     Cumulative effect of changes in accounting principles,
       net of tax benefit                                                       -                 -               (1.21)
                                                                         -------------     -------------    -------------
                                                                            $  (0.72)         $   2.20         $  (2.38)
   -------------------------------------------------------------         =============     =============    =============

The accompanying notes are an integral part of the consolidated financial statements.



                           Consolidated Balance Sheet
                       Ball Corporation and Subsidiaries


                                                                                                December 31,
                                                                                       -------------------------------
(dollars in millions)                                                                      1995              1994
- - ----------------------------------------------------------------                       -------------     -------------
Assets
Current assets
   Cash and temporary investments                                                         $    5.1         $   10.4
   Accounts receivable, net                                                                  200.0            204.5
   Inventories, net                                                                          318.5            414.0
   Deferred income tax benefits                                                               30.3             36.7
   Prepaid expenses                                                                           38.8             32.5
                                                                                       -------------     -------------
     Total current assets                                                                    592.7            698.1
                                                                                       -------------     -------------
Property, plant and equipment, at cost
   Land                                                                                       24.0             34.3
   Buildings                                                                                 231.8            303.4
   Machinery and equipment                                                                   891.0          1,148.3
                                                                                       -------------     -------------
                                                                                           1,146.8          1,486.0
   Accumulated depreciation                                                                 (518.2)          (706.1)
                                                                                       -------------     -------------
                                                                                             628.6            779.9
                                                                                       -------------     -------------

Investments in affiliates                                                                    262.8             30.8
Goodwill and other intangibles, net                                                           66.1             93.8
Net cash surrender value of company-owned life insurance                                      16.8             94.7
Other assets                                                                                  45.5             62.5
                                                                                       -------------     -------------
                                                                                          $1,612.5         $1,759.8
                                                                                       =============     =============

Liabilities and Shareholders' Equity
Current liabilities
   Short-term debt and current portion of long-term debt                                  $  155.0         $  116.7
   Accounts payable                                                                          195.3            209.2
   Salaries, wages and accrued employee benefits                                              73.0            110.5
   Other current liabilities                                                                  74.2             63.3
                                                                                       -------------     -------------
     Total current liabilities                                                               497.5            499.7
                                                                                       -------------     -------------
Noncurrent liabilities
   Long-term debt                                                                            320.4            377.0
   Deferred income taxes                                                                      28.0             56.6
   Employee benefit obligations, restructuring and other                                     177.9            193.7
                                                                                       -------------     -------------
     Total noncurrent liabilities                                                            526.3            627.3
                                                                                       -------------     -------------
Contingencies
Minority interests                                                                             6.0             16.1
                                                                                       -------------     -------------
Shareholders' equity
   Series B ESOP Convertible Preferred Stock                                                  65.6             67.2
   Unearned compensation  -  ESOP                                                            (50.4)           (55.3)
                                                                                       -------------     -------------
     Preferred shareholder's equity                                                           15.2             11.9
                                                                                       -------------     -------------
   Common stock (32,172,768 shares issued - 1995;
     31,034,338 shares issued - 1994)                                                        293.8            261.3
   Retained earnings                                                                         336.4            378.6
   Treasury stock, at cost (2,058,173 shares - 1995; 1,166,878 shares - 1994)                (62.7)           (35.1)
                                                                                       -------------     -------------
     Common shareholders' equity                                                             567.5            604.8
                                                                                       -------------     -------------
                                                                                          $1,612.5         $1,759.8
                                                                                       =============     =============

The accompanying notes are an integral part of the consolidated financial statements.


Consolidated Statement of Cash Flows
Ball Corporation and Subsidiaries


                                                                                Year ended December 31,
                                                                    ------------------------------------------------
(dollars in millions)                                                   1995             1994              1993
                                                                    -------------    --------------    -------------

Cash Flows from Operating Activities
Net (loss) income from continuing operations before
   cumulative effect of changes in accounting principles               $(18.6)           $ 73.0            $(32.5)
Reconciliation of net (loss) income to net cash
     provided by operating activities:
   Loss on dispositions (net), restructuring and other                  118.2               6.8             108.7
   Depreciation and amortization                                        113.6             127.0             116.3
   Net payments for restructuring and other charges                     (14.5)            (17.2)             (6.1)
   Deferred taxes on income                                             (14.3)              7.7             (41.8)
   Other                                                                (14.2)             (5.8)             (6.0)
Working capital changes, excluding
     effects of dispositions and acquisitions:
   Accounts receivable, including $66.5 million in proceeds
     from the sale of trade accounts receivable in 1993                 (48.0)            (11.7)             70.2
   Inventories                                                          (85.6)            (13.0)             32.4
   Other current assets                                                 (10.9)             (1.0)              6.8
   Accounts payable                                                      27.5              53.8             (19.1)
   Other current liabilities                                             (5.3)             21.1             (42.2)
                                                                    -------------    --------------    -------------
         Net cash provided by operating activities                       47.9             240.7             186.7
                                                                    -------------    --------------    -------------

Cash Flows from Financing Activities
   Principal payments of long-term debt, including refinancing
     of $108.8 million of Heekin indebtedness in 1993                   (79.9)            (45.2)           (181.9)
   Changes in long-term borrowings                                       22.2             (74.3)            136.2
   Net change in short-term borrowings                                   40.0             (15.0)             26.5
   Common and preferred dividends                                       (23.0)            (22.9)            (40.8)
   Proceeds from issuance of common stock under
     various employee and shareholder plans                              32.5              19.8              20.0
   Acquisitions of treasury stock                                       (27.5)             (9.9)             (8.6)
   Other                                                                 (5.8)             (1.7)              1.2
                                                                    -------------    --------------    -------------
         Net cash used in financing activities                          (41.5)           (149.2)            (47.4)
                                                                    -------------    --------------    -------------

Cash Flows from Investment Activities
   Additions to property, plant and equipment                          (206.2)            (94.5)           (140.9)
   Investments in affiliates                                           (235.8)             (5.6)            (13.7)
   Net proceeds from business dispositions                              332.0               -                 -
   Company-owned life insurance, net                                     88.4              (1.4)             15.5
   Net cash to Alltrista                                                  -                 -                (8.0)
   Other                                                                  9.9              12.2               1.5
                                                                    -------------    --------------    -------------
         Net cash used in investment activities                         (11.7)            (89.3)           (145.6)
                                                                    -------------    --------------    -------------

Net (Decrease) Increase in Cash                                          (5.3)              2.2              (6.3)
Cash and temporary investments at beginning of year                      10.4               8.2              14.5
                                                                    -------------    --------------    -------------
Cash and Temporary Investments at End of Year                          $  5.1            $ 10.4            $  8.2
                                                                    =============    ==============    =============

The accompanying notes are an integral part of the consolidated financial statements.


Consolidated Statement of Changes in Shareholders' Equity
Ball Corporation and Subsidiaries


                                                       Number of Shares                       Year ended December 31,
                                                        (in thousands)                         (dollars in millions)
                                                1995          1994          1993          1995          1994          1993
                                             ----------    ----------    ----------    ----------    ----------    ----------

Series B ESOP Convertible
   Preferred Stock
   Balance, beginning of year                   1,828         1,870         1,893        $ 67.2        $ 68.7        $ 69.6
   Shares issued                                  -              -             11           -             -             0.4
   Shares retired                                 (41)          (42)          (34)         (1.6)         (1.5)         (1.3)
                                             ----------    ----------    ----------    ----------    ----------    ----------
   Balance, end of year                         1,787         1,828         1,870        $ 65.6        $ 67.2        $ 68.7
                                             ==========    ==========    ==========    ==========    ==========    ==========

Unearned Compensation - ESOP
   Balance, beginning of year                                                            $(55.3)       $(58.6)       $(61.6)
   Amortization                                                                             4.9           3.3           3.0
                                                                                       ----------    ----------    ----------
   Balance, end of year                                                                  $(50.4)       $(55.3)       $(58.6)
                                                                                       ==========    ==========    ==========

Common Stock
   Balance, beginning of year                  31,034        30,258        26,968        $261.3        $241.5        $130.4
   Shares issued to acquire
     Heekin Can, Inc.                              -             -          2,515           -             -            88.3
   Shares issued for stock options and
     other employee and shareholder stock
     plans less shares exchanged                1,139           776           775          32.5          19.8          22.8
                                             ----------    ----------    ----------    ----------    ----------    ----------
   Balance, end of year                        32,173        31,034        30,258        $293.8        $261.3        $241.5
                                             ==========    ==========    ==========    ==========    ==========    ==========

Retained Earnings
   Balance, beginning of year                                                            $378.6        $332.2        $482.4
   Net (loss) income for the year                                                         (18.6)         73.0         (65.1)
   Common dividends                                                                       (18.0)        (17.8)        (35.5)
   Dividend of Alltrista shares                                                             -             -           (34.5)
   Preferred dividends,
     net of tax benefit                                                                    (3.1)         (3.2)         (3.2)
   Foreign currency translation adjustment
                                                                                           (1.4)         (6.7)         (4.1)
   Additional minimum pension
     liability, net of tax                                                                 (1.1)          1.1          (7.8)
                                                                                       ----------    ----------    ----------
   Balance, end of year                                                                  $336.4        $378.6        $332.2
                                                                                       ==========    ==========    ==========

Treasury Stock
   Balance, beginning of year                  (1,167)         (812)         (539)       $(35.1)       $(25.1)       $(16.8)
   Shares reacquired                             (889)         (350)         (281)        (27.5)         (9.9)         (8.6)
   Shares issued for stock options and
     other employee and shareholder stock
     plans less shares exchanged                   (2)           (5)            8          (0.1)         (0.1)          0.3
                                             ----------    ----------    ----------    ----------    ----------    ----------
   Balance, end of year                        (2,058)       (1,167)         (812)       $(62.7)       $(35.1)       $(25.1)
                                             ==========    ==========    ==========    ==========    ==========    ==========

The accompanying notes are an integral part of the consolidated financial statements.



Notes to Consolidated Financial Statements
Ball Corporation and Subsidiaries

Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of Ball Corporation and majority-owned subsidiaries. Investments in 20-percent through 50-percent owned affiliated companies, and majority-owned affiliates where control is temporary, are included under the equity method where the company exercises significant influence over operating and financial affairs. Otherwise, investments are included at cost. Differences between the carrying amounts of equity investments and the company's interest in underlying net assets are amortized over periods benefited. All significant intercompany transactions are eliminated. Certain amounts for prior years have been reclassified from amounts originally reported to conform to the 1995 presentation.
     The 1993 results of operations of the businesses contributed to Alltrista Corporation, formerly a wholly-owned subsidiary, have been segregated from continuing operations and are captioned as "Alltrista operations." See the note, "Spin-Off," for more information regarding this transaction. All amounts included in the Notes to Consolidated Financial Statements pertain to continuing operations except where otherwise noted.

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

Revenue Recognition
Sales and earnings are recognized primarily upon shipment of products, except in the case of long-term government contracts for which revenue is recognized under the percentage-of-completion method. Certain of these contracts provide for fixed and incentive fees which are recorded as they are earned or when incentive amounts become determinable. Provision for estimated contract losses, if any, are made in the period that such losses are determined.

Inventories
Inventories are stated at the lower of cost or market. The cost for substantially all inventories within the U.S. metal food container business is determined using the last-in, first-out (LIFO) method of accounting. Effective January 1, 1995, the company adopted the LIFO method for determining the cost of certain U.S. metal beverage container inventories. The cost for remaining inventories is determined using the first-in, first-out (FIFO) method.

Depreciation and Amortization
Depreciation is provided on the  straight-line  method in amounts  sufficient to amortize the cost of the properties over their estimated useful lives (buildings
- - - 15 to  40  years;  machinery  and  equipment  - 5 to 10  years).  Goodwill  is amortized over the periods benefited, generally 40 years.

Taxes on Income
Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each balance sheet date based upon enacted income tax laws and tax rates. Income tax expense or benefit is provided based on earnings reported in the financial statements. The provision for income tax expense or benefit differs from the amounts of income taxes currently payable because certain items of income and expense included in the consolidated financial statements are recognized in different time periods by taxing authorities.



Financial Instruments
Accrual accounting is applied for financial instruments classified as hedges. Costs of hedging instruments are deferred as a cost adjustment, or deferred and amortized as a yield adjustment over the term of the hedging agreement. Gains and losses on early terminations of derivative financial instruments related to debt are deferred and amortized as yield adjustments. Deferred gains and losses related to exchange rate forwards are recognized as cost adjustments of the related purchase or sale transaction.

Employee Stock Ownership Plan
The company records the cost of its Employee Stock Ownership Plan (ESOP) using the shares allocated transitional method under which the annual pretax cost of the ESOP, including preferred dividends, approximates program funding. Compensation and interest components of ESOP cost are included in net income; preferred dividends, net of related tax benefits, are shown as a reduction from net income. Unearned compensation-ESOP will be reduced as the principal of the guaranteed ESOP notes is amortized.

Earnings Per Share of Common Stock
Earnings per share computations are based upon net (loss) earnings attributable to common shareholders and the weighted average number of common shares outstanding each year. Fully diluted earnings per share computations assume that the Series B ESOP Convertible Preferred Stock was converted into additional outstanding common shares and that outstanding dilutive stock options were exercised. In the fully diluted computation, net (loss) earnings attributable to common shareholders is adjusted for additional ESOP contributions which would be required if the Series B ESOP Convertible Preferred Stock was converted to common shares and excludes the tax benefit of deductible common dividends upon the assumed conversion of the Series B ESOP Preferred Stock. The fully diluted loss per share in 1995 and 1993 is the same as the net loss per common share because the assumed exercise of stock options and conversion of preferred stock would have been antidilutive.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Future events could affect these estimates.

New Accounting Pronouncements
The Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and SFAS No. 123, "Accounting for Stock-Based Compensation," which are effective for the company beginning in 1996. SFAS No. 121 requires a review for impairment of long-lived assets and certain identifiable intangibles used in the business whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The statement also requires that long-lived assets and certain identifiable intangibles which are held for disposition should be reported at the lower of carrying amount or fair value less cost to sell. The company has not yet determined the impact, if any, of adopting this statement.
     SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 also defines a fair value-based method of accounting for employee stock options and encourages, though does not require, companies to adopt that method of accounting for all employee stock compensation plans. The company will continue to account for its stock-based employee compensation programs as prescribed by existing generally accepted accounting principles.



Business Segment Information
The  company  has  two  business  segments:   packaging,   and   aerospace   and
technologies.
     Within the packaging segment, the company sold the commercial glass packaging business in September 1995 to Ball-Foster Glass Container Co., L.L.C. (Ball-Foster) in which the company owns a 42-percent interest. The loss recorded in connection with the sale is included as part of operating earnings, as are the results of that business through the date of sale. The company accounts for its interest in Ball-Foster under the equity method of accounting. Accordingly, results of the glass business are not consolidated subsequent to the transaction date. Effective January 1, 1995, the company consolidated the results of FTB Packaging, Ltd. (FTB Packaging), the company's Hong Kong-based metal packaging subsidiary. Also in 1995, the company entered the PET (polyethylene terephthalate) plastic container business. Costs incurred in connection with the start-up of that business are included in packaging segment results. In March 1993 the company acquired Heekin Can, Inc. (Heekin), a metal food container and specialty products business, which is included in the consolidated results from its acquisition date. Further information regarding the sale of the glass business and acquisition of Heekin is provided in the notes, "Dispositions" and "Acquisitions." The packaging segment includes the data for the following operations:

     Metal   - manufacture of metal beverage and food containers, container ends and specialty products.

     Glass   - manufacture  of  glass  containers,  primarily   for  use  in the
               commercial packaging of food, juice, wine and liquor.

     Plastic - manufacture of PET plastic containers, primarily for use in beverage and food packaging.

     With regard to the aerospace and technologies segment (formerly aerospace and communications), the company sold its Efratom time and frequency measurement business in March 1995. The gain recorded in connection with the sale is included as part of the aerospace and technologies segment operating earnings, as are the results of that business through the date of sale. The aerospace and technologies segment includes the following operations: the aerospace systems division, comprised of electro-optics and cryogenics, space systems and systems engineering; and the telecommunication products division.
     Packaging segment sales to Anheuser-Busch Companies, Inc. represented approximately 11 percent of consolidated net sales in each of 1995, 1994 and 1993. Sales to each of the Pepsi-Cola Company and The Coca-Cola Company and their affiliates represented approximately 10 percent of consolidated net sales in 1993. Sales to all bottlers of Pepsi-Cola and Coca-Cola branded beverages comprised approximately 25 percent, 21 percent and 22 percent of consolidated net sales in 1995, 1994 and 1993, respectively. Sales to various U.S. government agencies by the aerospace and technologies segment represented approximately 10 percent of consolidated net sales in 1995 and approximately 8 percent of consolidated net sales in each of 1994 and 1993.



Summary of Business by Segment
(dollars in millions)                                          1995              1994             1993
                                                           -------------     -------------    -------------

Net Sales
Packaging
   Metal                                                     $1,730.0          $1,574.8         $1,466.8
   Glass                                                        545.9             750.6            698.7
                                                           -------------     -------------    -------------
     Total packaging                                          2,275.9           2,325.4          2,165.5
Aerospace and technologies                                      315.8             268.0            268.3
                                                           -------------     -------------    -------------
   Consolidated net sales                                     2,591.7           2,593.4          2,433.8
                                                           =============     =============    =============

(Loss) Income
Packaging                                                       122.1             152.0            105.6
Dispositions, restructuring and other charges (1)              (122.0)              -              (76.7)
                                                           -------------     -------------    -------------
     Total packaging                                              0.1             152.0             28.9
                                                           -------------     -------------    -------------
Aerospace and technologies                                       27.3              23.1              3.3
Dispositions, restructuring and other charges (1)                 3.8              (4.0)           (29.1)
                                                           -------------     -------------    -------------
     Total aerospace and technologies                            31.1              19.1            (25.8)
                                                           -------------     -------------    -------------

Consolidated operating earnings                                  31.2             171.1              3.1
Corporate expenses, net                                          (9.2)             (7.5)            (5.7)
Corporate restructuring and other charges (1)                     -                (2.8)            (2.9)
Interest expense                                                (37.8)            (41.0)           (45.9)
                                                           -------------     -------------    -------------
   Consolidated (loss) income from continuing operations
     before taxes on income                                     (15.8)            119.8            (51.4)
                                                           =============     =============    =============

Assets Employed in Operations (2)
Packaging                                                     1,069.5           1,383.9          1,371.8
Aerospace and technologies                                      124.2             124.2            145.9
                                                           -------------     -------------    -------------
     Assets employed in operations                            1,193.7           1,508.1          1,517.7
Investments in affiliates (3)                                   262.8              30.8             29.2
Corporate (4)                                                   156.0             220.9            248.7
                                                           -------------     -------------    -------------
   Total assets                                               1,612.5           1,759.8          1,795.6
                                                           =============     =============    =============

Property, Plant and Equipment Additions
Packaging                                                       190.6              87.9            128.3
Aerospace and technologies                                       13.9               5.3             10.8
Corporate                                                         1.7               1.3              1.8
                                                           -------------     -------------    -------------
   Total additions                                              206.2              94.5            140.9
                                                           =============     =============    =============

Depreciation and Amortization
Packaging                                                       100.2             112.8             98.9
Aerospace and technologies                                       10.9              11.5             13.1
Corporate                                                         2.5               2.7              4.3
                                                           -------------     -------------    -------------
   Total depreciation and amortization                       $  113.6          $  127.0         $  116.3
                                                           =============     =============    =============


(1)  Refer to the notes, "Dispositions"  and  "Restructuring and Other Charges."
(2)  Includes reserves described in the note, "Restructuring and Other Charges."
(3) Investments in affiliates at December 31, 1995, include $178.3 million for Ball-Foster; $49.1 million for affiliates in Asia, principally held through FTB Packaging; $18.8 million for EarthWatch; and, $16.6 million for Datum and others. Amounts for 1994 and 1993 were comprised principally of Asian affiliates, including FTB Packaging.
(4) Corporate assets include cash and temporary investments, current deferred and prepaid income taxes, amounts related to employee benefit plans and corporate facilities and equipment.



Financial data segmented by geographic area is provided below.

Summary of Business by Geographic Area

                                           United           Canada
(dollars in millions)                      States         and Other            Asia          Eliminations       Consolidated
                                        -------------    -------------     -------------    ---------------     ---------------

1995
Net sales
   Sales to unaffiliated customers        $2,231.6           $304.0             $56.1            $  -              $2,591.7
   Inter-area sales to affiliates              -                0.3               -                (0.3)                -
                                        -------------    -------------     -------------    ---------------     ---------------
                                           2,231.6            304.3              56.1              (0.3)            2,591.7
                                        =============    =============     =============    ===============     ===============
Consolidated operating earnings (1)            7.5             19.1               4.7              (0.1)               31.2
                                        =============    =============     =============    ===============     ===============
Assets employed in operations             $  938.8           $198.2             $60.4             $(3.7)           $1,193.7
                                        =============    =============     =============    ===============     ===============

1994
Net sales
   Sales to unaffiliated customers        $2,313.6           $279.8                              $  -              $2,593.4
   Inter-area sales to affiliates              0.6              1.0                                (1.6)                -
                                        -------------    -------------                      ---------------     ---------------
                                           2,314.2            280.8                                (1.6)            2,593.4
                                        =============    =============                      ===============     ===============
Consolidated operating earnings (1)          151.4             19.7                                 -                 171.1
                                        =============    =============                      ===============     ===============
Assets employed in operations             $1,320.0           $193.3                              $ (5.2)           $1,508.1
                                        =============    =============                      ===============     ===============

1993
Net sales
   Sales to unaffiliated customers        $2,165.1           $268.7                              $  -              $2,433.8
   Inter-area sales to affiliates              9.3              9.9                               (19.2)                -
                                        -------------    -------------                      ---------------     ---------------
                                           2,174.4            278.6                               (19.2)            2,433.8
                                        =============    =============                      ===============     ===============
Consolidated operating earnings (1)            3.8             (0.7)                                -                   3.1
                                        =============    =============                      ===============     ===============
Assets employed in operations             $1,287.4           $232.8                              $ (2.5)           $1,517.7
                                        =============    =============                      ===============     ===============


(1)  Refer  to  the notes, "Dispositions" and "Restructuring and Other Charges."

Dispositions
Ball Glass
On September 15, 1995, the company sold substantially all of the assets Ball Glass Container Corporation (Ball Glass), a wholly-owned subsidiary of the company, to Ball-Foster Glass Container Co., L.L.C. (Ball-Foster) for approximately $323 million in cash. The company acquired a 42-percent interest in Ball-Foster for $180.6 million, which is included in investments in affiliates in the Consolidated Balance Sheet. The remaining 58-percent interest was acquired for $249.4 million by Compagnie de Saint-Gobain (Saint-Gobain). Ball-Foster also acquired substantially all of the assets of Foster-Forbes, a unit of American National Can Company, for approximately $680 million in cash. Ball-Foster's acquisition financing was secured and guaranteed by Saint-Gobain.
     The agreement between the company and Saint-Gobain includes provisions allowing the company to sell its interest in Ball-Foster to Saint-Gobain initially during a three-year period beginning in 1998 at a price based upon prior year's earnings, and, similarly, for Saint-Gobain to purchase the company's interests during certain periods in 2001 or 2002.
     The company recorded a charge of $111.1 million ($76.7 million after tax or $2.55 per share) in 1995 in connection with the sale of the assets of Ball Glass. The final determination of the loss realized may vary from the amount recorded in 1995 depending on the resolution of certain post-closing adjustments as provided in the agreement of sale. In addition, in order to achieve, in part, the benefits anticipated from combining the glass businesses within Ball-Foster, it may become necessary to rationalize plants or equipment, or to eliminate redundant systems or processes, resulting in charges against earnings. The components, timing and amounts of the charges, if any, are uncertain at this time.



     The following table illustrates the company's unaudited pro forma consolidated results as though the sale of the glass business and investment in Ball-Foster had occurred at January 1, 1995. These unaudited pro forma consolidated results include the company's 42-percent interest in pro forma earnings of Ball-Foster; adjust interest expense to reflect the reduction of indebtedness from the assumed application of the proceeds from the sale, net of the company's investment in Ball-Foster; adjust general and administrative expenses to expected recurring levels; and, recognize related tax effects of the foregoing adjustments. The after tax loss of $76.7 million recorded in 1995 upon disposition is also excluded from the unaudited pro forma results. The unaudited pro forma data below is provided for informational purposes only and does not purport to be indicative of the future results or what the results of operations would have been had the transactions been effected on January 1, 1995.

(dollars in millions except per share amounts)
Net sales                                                          $2,045.8
Cost of sales                                                       1,836.6
Net income                                                             54.7
Net earnings attributable to common shareholders                   $   51.6
- - ------------------------------------------------------------     ---------------
Earnings per share of common stock                                 $   1.72
Fully diluted earnings per share                                   $   1.62

     Preliminary unaudited summary financial information of Ball-Foster, for the period from September 15, 1995, including a preliminary allocation of the purchase price, based on estimated fair values of assets acquired and liabilities assumed, follows:

(dollars in millions)
Period ended December 31, 1995
Net sales                                                            $ 354.9
Cost of sales                                                          328.9
Net loss reported by Ball-Foster                                        (5.4)
Net loss attributable to Ball Corporation                               (2.3)
Net loss after taxes included in equity in earnings of affiliates    $  (1.3)
At December 31, 1995
Current assets                                                      $  431.4
Noncurrent assets                                                      827.6
                                                                 ---------------
  Total assets                                                       1,259.0
                                                                 ---------------

Current liabilities                                                    196.5
Noncurrent liabilities                                                 621.1
Minority interest                                                       16.8
                                                                 ---------------
  Total liabilities and minority interest                              834.4
                                                                 ---------------

Net assets                                                             424.6
                                                                 ---------------

Ball's net investment at December 31, 1995                          $  178.3
                                                                 ---------------

Efratom
In March 1995 the company sold its Efratom time and frequency measurement business to Datum Inc. (Datum) for cash of $15.0 million and approximately 1.3 million shares of Datum common stock with a market value of $14.0 million at the date of the sale. In conjunction with the sale of Efratom, the company recorded a gain of $11.8 million ($7.7 million after tax or 25 cents per share). The company records its 32-percent share of Datum's earnings under the equity method; the investment is included in investments in affiliates in the Consolidated Balance Sheet.


Spin-Off
In March 1993 the company's board of directors declared a dividend and approved the distribution of 100 percent of the stock of Alltrista Corporation (Alltrista), then a wholly-owned subsidiary of the company, to the holders of company common stock of record on April 2, 1993. Shareholders received one share of Alltrista common stock for each four shares of Ball common stock held on that date. The dividend distribution of $34.5 million represented the net assets of $32.2 million, which included bank indebtedness of $75.0 million, along with transaction costs of $2.3 million. Following the distribution, Alltrista operated as an independent, publicly-owned corporation.
     Alltrista's 1993 net sales and net income were $67.4 million and $2.1 million, respectively, through the date of distribution. Alltrista's net income included interest expense allocated based on assumed indebtedness of $75.0 million at Ball Corporation's weighted average interest rate for general borrowings, and allocated general and administrative expenses of $1.2 million.

Acquisition
In March 1993 the company acquired Heekin Can, Inc., a manufacturer of metal food, pet food and aerosol containers, through a tax-free exchange of shares accounted for as a purchase. Each outstanding share of common stock of Heekin was exchanged for 0.769 shares of common stock of the company. The consideration amounted to approximately $91.3 million, consisting of 2,514,630 newly issued shares of the company's common stock which were exchanged for 3,270,000 issued and outstanding shares of Heekin common stock valued at $27.00 per share, and transaction costs of approximately $3.0 million. In connection with the acquisition, the company also assumed $121.9 million of Heekin indebtedness, of which $108.8 million was refinanced following the acquisition. The purchase price has been assigned, based upon estimated fair values, to acquired assets of $326.8 million, including goodwill of $47.0 million, and assumed liabilities of $235.5 million.

Accounts Receivable
Sale of Trade Accounts Receivable
In September 1993, as an alternative source of competitively priced financing, the company entered into an agreement to sell, on a revolving basis without recourse, an undivided percentage ownership interest in a designated pool of up to $75.0 million of packaging trade accounts receivable. The current agreement expires in December 1996 and includes an optional one year extension. The company's retained credit exposure on receivables sold is limited to $8.5 million.
     At December 31, 1995 and 1994, the $66.5 million of trade receivables sold was reflected as a reduction of accounts receivable in the accompanying Consolidated Balance Sheet. Costs of the program are based on certain variable interest indices and are included in the caption, "general and administrative expenses." Costs recorded in 1995, 1994 and 1993 amounted to $4.3 million, $3.0 million and $.6 million, respectively.
Accounts Receivable in Connection with Long-Term Contracts
Net accounts receivable under long-term contracts, due primarily from agencies of the U.S. government, were $59.9 million and $47.6 million at December 31, 1995 and 1994, respectively, and include gross unbilled amounts representing revenue earned but not yet billable of $24.9 million and $12.4 million, respectively. Approximately $6.7 million of gross unbilled receivables at December 31, 1995, is expected to be collected after one year.



Inventories
Inventories at December 31 consisted of the following:

(dollars in millions)                             1995              1994
                                              -------------     -------------
Raw materials and supplies                        $ 82.8            $132.3
Work in process and finished goods                 235.7             281.7
                                              =============     =============
                                                  $318.5            $414.0
                                              =============     =============

     Effective January 1, 1995, the company adopted the LIFO method of accounting for determining the cost of certain U.S. metal beverage container inventories as a preferable method for matching the cost of the products sold with the revenues generated. The impact of this change in accounting was an increase in cost of sales and corresponding decrease in operating earnings of $17.1 million ($10.4 million after tax or 35 cents per share). The company is unable to determine the cumulative impact of this change on prior periods.
     With the adoption of LIFO accounting for U.S. metal beverage container inventories, approximately 75 percent of total U.S. product inventories at December 31, 1995, were valued using this method. Inventories, at December 31, 1995, would have been $17.1 million higher than the reported amounts if the FIFO method, which approximates replacement cost, had been used for all inventories.

Company-Owned Life Insurance
The company has purchased insurance on the lives of certain groups of employees. Premiums have been approximately $20 million annually. Amounts in the Consolidated Statement of Cash Flows represent net cash flows from this program including policy loans of $113.2 million, $23.4 million and $37.2 million in 1995, 1994 and 1993, respectively. Loans outstanding of $233.0 million and $120.7 million at December 31, 1995 and 1994, respectively, are reflected as a reduction in the net cash value in the Consolidated Balance Sheet. The policies are issued by Great-West Life Assurance Company and The Hartford Life Insurance Company. Federal budget proposals currently under consideration by Congress include legislation which may limit, to varying degrees, the amount of interest on policy loans which could be deducted for federal income tax purposes. The company is monitoring the proposed legislation closely and reviewing options available should the legislation be enacted.

Restructuring and Other Charges
Capacity Reductions
In late 1995, as part of the company's ongoing assessment of industry trends and conditions upon its packaging business, a decision was made to curtail certain manufacturing capacity and write down certain unproductive manufacturing equipment to net realizable value resulting in a charge of $10.9 million ($6.6 million after tax or 22 cents per share) in the fourth quarter of 1995. The charge included $7.5 million for asset write-downs to net realizable value and $3.4 million for employment termination costs, benefits and other costs. The estimated net future pretax cash outflows related to this charge is $.7 million. The curtailments are expected to be completed during 1996.


1993 Restructuring Plan
In 1993 plans were developed to undertake a number of actions which included elimination of excess manufacturing capacity through plant closures and consolidations, administrative consolidations and the discontinuance of two aerospace and technologies segment product lines. In connection with these plans, pretax restructuring and other charges were recorded of $108.7 million ($66.3 million after tax or $2.31 per share) in the third and fourth quarters of 1993. A summary of these charges by business segment follows:

                                                                 Aerospace and
(dollars in millions)                           Packaging         Technologies         Corporate          Total
                                              --------------    -----------------    --------------   ---------------

Asset write-offs and write-downs to
   net realizable values                           $36.7             $14.2                 $1.6           $ 52.5
Employment termination costs and benefits           34.7               1.2                  -               35.9
Other                                                5.3              13.7                  1.3             20.3
                                              --------------    -----------------    --------------   ---------------
                                                   $76.7             $29.1                 $2.9           $108.7
                                              ==============    =================    ==============   ===============

     Employment termination costs and benefits include the effects of work force reductions and packaging segment pension curtailment losses of $14.2 million. Other includes incremental costs associated with the phaseout and disposal of facilities and discontinued product lines.
     Additional charges were recorded in 1995 and 1994 for costs associated with the 1993 decision to exit the visual image generating systems (VIGS) business. Total charges included in restructuring and other for the VIGS business were $8.0 million, $4.0 million and $10.2 million in 1995, 1994 and 1993, respectively.
     Amounts related to the 1993 restructuring plan included in the Consolidated Balance Sheet at December 31 and the changes in those reserves follow:

                                                        Balance Sheet Caption
                                              -------------------------------------------
                                                               Current       Noncurrent
(dollars in millions)                           Assets       Liabilities     Liabilities       Total
                                              ------------   -------------   ------------   ------------

Restructuring and other
   charges to operations in 1993                 $49.5          $36.7           $22.5           $108.7
Pension curtailments (1)                          (2.4)           -             (11.8)           (14.2)
Noncash items                                    (11.5)          (2.0)            -              (13.5)
Cash payments                                     (2.7)          (3.4)            -               (6.1)
                                              ------------   -------------   ------------   ------------
Reserve at December 31, 1993                      32.9           31.3            10.7             74.9
Additional provision in 1994                       -              4.0             -                4.0
Noncash items                                     (6.1)          (5.7)           (0.5)           (12.3)
Cash payments                                     (1.4)         (15.7)           (0.1)           (17.2)
                                              ------------   -------------   ------------   ------------
Reserve at December 31, 1994                      25.4           13.9            10.1             49.4
Additional provision in 1995                       -              8.0             -                8.0
Related to sale of glass business                 (7.2)          (0.8)           (6.8)           (14.8)
Noncash items                                    (10.3)           7.5            (3.3)            (6.1)
Cash payments                                      -            (14.5)            -              (14.5)
                                              ------------   -------------   ------------   ------------
Reserve at December 31, 1995                     $ 7.9          $14.1          $ --              $22.0
                                              ============   =============   ============   ============

(1) The balance sheet effects of pension curtailment costs are included in accrued pension costs and deferred pension expense. Pension funding will occur over an extended period of time.

     Property, plant and equipment and inventory are classified in the respective asset categories at net realizable value within the Consolidated Balance Sheet. Employment costs and termination benefits due to work force reductions are reflected in current liabilities. Of the total restructuring and other reserves outstanding at December 31, 1995, $10.8 million will not impact future cash flows apart from related tax benefits. The balance of the reserves, $11.2 million, represents future pretax cash outflows, which are expected to be expended in 1996.


Debt and Interest Costs
Short-Term Debt
The following table summarizes short-term financing facilities and the related amounts outstanding at December 31:

                                                          1995                                        1994
                                      ----------------------------------------------     -------------------------------
                                                                           Weighted                            Weighted
                                         Total                             Average                             Average
(dollars in millions)                  Available        Outstanding          Rate          Outstanding          Rate
                                      -----------     ---------------    -----------     ---------------    ------------

Uncommitted U.S. bank facilities          $381.0           $ 21.7            6.2%             $17.0             6.0%
Canadian dollar commercial paper            87.9             43.3            6.1%              39.6             6.8%
Asian bank facilities (1)                   80.0             38.5            7.7%              --              --
                                      -----------     ---------------                    ---------------
                                          $548.9           $103.5                             $56.6
                                      ===========     ===============                    ===============

(1) Provide for borrowings by FTB Packaging in U.S. and Asian currencies. Borrowings are without recourse to Ball Corporation.


Long-Term Debt
Long-term debt at December 31 consisted of the following:

(dollars in millions)                                                               1995              1994
                                                                                -------------     -------------

Notes Payable
   Private placements:
     8.09% to 8.75% serial installment notes (8.48% weighted average)
       due through 2012                                                             $110.0            $110.0
     8.20% to 8.57% serial notes (8.35% weighted average)
       due 1999 through 2000                                                          60.0              60.0
     9.82% to 10.00% serial notes (9.97% weighted average)
       due through 1998                                                               45.0              55.0
     9.52% to 9.66% serial notes (9.63% weighted average)
       due through 1998                                                               40.0              60.0
     9.18% Canadian note due 1998                                                      -                21.4
     6.64% notes due 1995                                                              -                20.0
     8.875% installment notes due through 1998                                         6.0               8.0
     6.62% note due January 1996 (1)                                                  20.0               -
Industrial Development Revenue Bonds
   Floating rates (5.10%-6.63% at December 31, 1995) due through 2011                 33.1              34.1
   7.00% to 7.75% due through 2009                                                     -                 2.0
Capital Lease Obligations and Other                                                    7.4              10.7
ESOP Debt Guarantee
   8.38% installment notes due through 1999                                           25.3              30.8
   8.75% installment note due 1999 through 2001                                       25.1              25.1
                                                                                -------------     -------------
                                                                                     371.9             437.1
Less:
   Current portion of long-term debt                                                 (51.5)            (60.1)
                                                                                -------------     -------------
                                                                                    $320.4            $377.0
                                                                                =============     =============

(1) This note was refinanced in January 1996 with long-term, fixed-rate date due 2004 at 6.62 percent.

     In January 1996 the company issued long-term senior unsecured notes to several insurance companies for $150 million with a weighted average interest rate of 6.7 percent, and maturities from 1997 through 2008. The maturities related to these notes for the years ending December 31, 1997 through 2000, are $2.9 million each year. Maturities of fixed long-term debt obligations outstanding at December 31, 1995, are $57.0 million, $46.0 million, $51.0 million and $50.6 million for the years ending December 31, 1997 through 2000, respectively.

     The company had revolving credit agreements at December 31, 1995, totaling $300 million consisting of a five-year facility for $150 million and 364-day facilities of $150 million in the aggregate. The revolving credit agreements provide for various borrowing rates including borrowing rates based on the London Interbank Offered Rate (LIBOR). The company pays a facility fee on the committed facilities.
     The note, bank credit and industrial development revenue bond agreements, and guaranteed ESOP notes contain similar restrictions relating to dividends, investments, working capital requirements, guarantees and other borrowings. Under the most restrictive covenant in any agreement, approximately $94 million was available for payment of dividends and purchases of treasury stock at December 31, 1995.
     ESOP debt represents borrowings by the trust for the company-sponsored ESOP which have been irrevocably guaranteed by the company. Letters of credit are issued in the ordinary course of business by Ball Corporation of which $31.8 million were outstanding at December 31, 1995, primarily in connection with insurance arrangements. In addition, FTB Packaging issues letters of credit in the ordinary course of business in connection with supplier arrangements and provides guarantees to secure bank financing for its affiliates in the People's Republic of China. At year end, FTB Packaging had outstanding letters of credit and guarantees of approximately $16.0 million and $31.0 million, respectively.
     A summary of total interest cost paid and accrued follows:

(dollars in millions)               1995             1994              1993
                               -------------    -------------     -------------
Interest costs                      $41.3            $43.2             $47.6
Amounts capitalized                  (3.5)            (2.2)             (1.7)
                               -------------    -------------     -------------
   Interest expense                  37.8             41.0              45.9
                               =============    =============     =============
Gross amount paid during year       $42.6            $37.6             $47.1
                               =============    =============     =============

Financial and Derivative Instruments and Risk Management
In the ordinary course of business, the company is subject to various risks and uncertainties due, in part, to the highly competitive nature of the industries in which the company participates, its operations in developing markets outside the U.S., volatile costs of commodity materials used in the manufacture of its products, and changing capital markets. Where possible and practicable, the company attempts to minimize these risks and uncertainties.
     The company uses various techniques to minimize its exposure to significant changes in the cost of commodity materials, primarily aluminum, through arrangements with suppliers and, at times, through the use of certain derivative instruments, designated as hedges. Financial derivatives, including interest rate swaps and options and forward exchange contracts, are used when circumstances warrant to manage the company's interest rate and foreign exchange exposure. Interest rate derivatives are used principally to manage the company's mix of floating- and fixed-rate debt within parameters that are consistent with its long-term financial strategy. Derivative instruments generally are not held for trading purposes.
     Under interest rate swap agreements, the company agrees to exchange with the counter parties the difference between the fixed-rate and floating-rate interest amounts calculated on the notional amounts. Interest rate swap agreements outstanding at December 31, 1995, had notional amounts of $117 million at a fixed rate and $25 million at a floating rate, or a net fixed-rate position of $92 million. Fixed-rate agreements with notional amounts of $50 million included an interest rate floor. These swap agreements effectively change the rate upon which interest expense is determined from a floating rate to a fixed rate of interest. Interest rate swap agreements had notional amounts of $75 million at a fixed rate and $109 million at a floating rate, or a net floating-rate position of $34 million at December 31, 1994.
     The related notional amounts of interest rate swaps and options serve as the basis for computing the cash flow due under these agreements but do not represent the company's exposure through its use of these instruments. Although these instruments involve varying degrees of credit and interest risk, the counter parties to the agreements involve financial institutions which are expected to perform fully under the terms of the agreements.


     The fair value of all nonderivative financial instruments approximates their carrying amounts with the exception of long-term debt. Rates currently available to the company for loans with similar terms and maturities are used to estimate the fair value of long-term debt based on discounted cash flows. The fair value of derivatives generally reflects the estimated amounts that the company would pay or receive upon termination of the contracts at December 31, taking into account any unrealized gains or losses of open contracts.

                                                                        1995                           1994
                                                             ---------------------------    ----------------------------
                                                              Carrying         Fair         Carrying          Fair
(dollars in millions)                                          Amount          Value          Amount          Value
                                                             ------------   ------------    -----------   --------------

Long-term debt                                                 $371.9          $405.1         $437.1          $448.5
Unrealized net loss on derivative
   contracts relating to debt                                     -               4.9            -               2.3
Unrealized loss on derivative contracts
   relating to aluminum can and end sheet                         -               2.4            -               -

Leases
Noncancellable operating leases in effect at December 31, 1995, require rental payments of $16.0 million, $12.6 million, $7.9 million, $6.0 million and $4.2 million for the years 1996 through 2000, respectively, and $18.2 million for years thereafter. Lease expense for all operating leases was $33.4 million, $36.2 million and $33.2 million in 1995, 1994 and 1993, respectively.

Taxes on Income
The amounts of (loss) income from continuing operations before income taxes by national jurisdiction follow:

(dollars in millions)                1995            1994             1993
                                 -------------   -------------    -------------
Domestic                             $(32.1)         $104.6           $(44.1)
Foreign                                16.3            15.2             (7.3)
                                 -------------   -------------    -------------
                                     $(15.8)         $119.8           $(51.4)
                                 =============   =============    =============

     The provision for income tax (benefit) expense for continuing operations was comprised as follows:

(dollars in millions)                1995            1994             1993
                                 -------------   -------------    -------------
Current
   U.S.                              $  8.2           $29.2            $19.2
   State and local                      3.8             6.9              0.8
   Foreign                              2.2             0.9              0.6
                                 -------------   -------------    -------------
     Total current                     14.2            37.0             20.6
                                 -------------   -------------    -------------
Deferred
   U.S.                               (13.6)            2.4            (33.8)
   State and local                     (4.5)           (0.5)            (5.2)
   Foreign                              3.8             5.8             (2.8)
                                 -------------   -------------    -------------
     Total deferred                   (14.3)            7.7            (41.8)
                                 -------------   -------------    -------------
Total provision for income taxes     $ (0.1)          $44.7           $(21.2)
                                 =============   =============    =============

     Provision is not made for additional U.S. or foreign taxes on undistributed earnings of controlled foreign corporations where such earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might become payable upon the eventual remittance of the foreign earnings for which no provision has been made.


     The provision for income tax (benefit) recorded within the Consolidated Statement of (Loss) Income differs from the amount of income tax (benefit) determined by applying the U.S. statutory federal income tax rate to pretax
(loss) income from continuing operations as a result of the following:

(dollars in millions)                                               1995             1994              1993
                                                               -------------    -------------     -------------

Statutory U.S. federal income tax (benefit)                        $ (5.6)          $ 41.9            $(18.0)
Increase (decrease) due to:
   Company-owned life insurance                                      (5.4)            (4.1)             (3.7)
   State and local income taxes, net                                 (0.7)             3.9              (3.1)
   Bases differences of Ball Glass assets sold                        7.7              -                 -
   Amortization of goodwill and other intangibles                     0.8              0.7               0.7
   Foreign tax rate differentials                                     0.4              1.4               1.2
   U.S. taxes provided on earnings of foreign affiliates              2.3              0.1               0.5
   Other, net                                                         0.4              0.8               1.2
                                                               -------------    -------------     -------------
Income tax (benefit) provision                                     $ (0.1)          $ 44.7            $(21.2)
                                                               =============    =============     =============
Effective income tax rate expressed
   as a percentage of pretax (loss) income                          (0.6)%           37.3%            (41.2)%
                                                               =============    =============     =============

The significant components of deferred tax (assets) liabilities at December 31 were:

(dollars in millions)                              1995              1994
                                               -------------     -------------
Deferred tax assets:
   Deferred compensation                           $(18.9)           $(17.7)
   Accrued employee benefits                        (39.2)            (43.3)
   Restructuring and other reserves                 (18.5)            (25.3)
   Other                                            (36.0)            (31.2)
                                               -------------     -------------
Total deferred tax assets                          (112.6)           (117.5)
                                               -------------     -------------

Deferred tax liabilities:
   Depreciation                                      97.7             120.5
   Other                                             12.6              16.9
                                               -------------     -------------
Total deferred tax liabilities                      110.3             137.4
                                               -------------     -------------

Net deferred tax (assets) liabilities             $  (2.3)           $ 19.9
                                               =============     =============

     Total income tax payments, including amounts accrued in prior years, were $26.5 million, $18.5 million and $34.7 million for 1995, 1994 and 1993, respectively.

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

     The cost of pension benefits, including prior service cost, is recognized over the estimated service periods of employees based upon respective pension plan benefit provisions. The composition of pension expense for salaried and hourly employee pension plans, excluding curtailments and settlements, follows:


(dollars in millions)                                               1995             1994              1993
                                                               -------------    -------------     -------------

Service cost  -  benefits earned during the period                $   9.5           $ 12.5            $ 11.6
Interest cost on projected benefit obligation                        31.5             28.8              26.8
Investment return on plan assets                                    (77.6)             9.6             (49.0)
Net amortization and deferral                                        42.3            (39.3)             19.7
                                                               -------------    -------------     -------------
Net periodic pension expense                                          5.7             11.6               9.1
   Alltrista net periodic pension credit included above               -                -                 0.1
                                                               -------------    -------------     -------------
Net periodic pension expense of continuing operations                 5.7             11.6               9.2
   Expense of defined contribution plans                              0.8              0.9               0.9
                                                               -------------    -------------     -------------
Total pension expense                                             $   6.5           $ 12.5            $ 10.1
                                                               =============    =============     =============

     A net curtailment loss of $18.6 million was recognized in conjunction with the sale of the glass business in 1995 and was included as part of the transaction loss. A net curtailment and settlement loss of $12.3 million was recognized in 1993 in conjunction with the decision to close certain packaging operations and in connection with the Alltrista spin-off.
     The funded status of the plans at December 31 follows:

                                                                      1995                                 1994
                                                         --------------------------------     --------------------------------
                                                            Assets          Accumulated          Assets          Accumulated
                                                            Exceed            Benefits           Exceed           Benefits
                                                          Accumulated          Exceed          Accumulated         Exceed
(dollars in millions)                                      Benefits            Assets           Benefits           Assets
                                                         --------------     -------------     --------------    --------------

Vested benefit obligation                                    $187.6             $193.0            $148.2            $147.9
Nonvested benefit obligation                                    4.1                9.1               5.3              24.5
                                                         --------------     -------------     --------------    --------------
Accumulated benefit obligation                                191.7              202.1             153.5             172.4
   Effect of projected future compensation                     20.6                0.7              21.5               0.3
                                                         --------------     -------------     --------------    --------------
Projected benefit obligation                                  212.3              202.8             175.0             172.7
                                                         --------------     -------------     --------------    --------------
Plan assets at fair value                                     222.7              160.2             188.3             118.5
                                                         --------------     -------------     --------------    --------------
Plan assets in excess of (less than)
   projected benefit obligation                                10.4              (42.6)             13.3             (54.2)
Unrecognized transitional asset at
   January 1, 1987, net of amortization                       (15.7)              (1.0)            (18.7)             (1.8)
Prior service cost not yet recognized in
   net periodic pension cost                                    1.1                5.2               2.9              28.4
Unrecognized net loss since initial
   application of SFAS No. 87                                  29.5               14.2              19.3              12.5
Additional minimum pension liability                            -                (17.7)              -               (39.1)
                                                         --------------     -------------     --------------    --------------
Prepaid (accrued) pension cost                               $ 25.3             $(41.9)           $ 16.8            $(54.2)
                                                         ==============     =============     ==============    ==============

Actuarial assumptions used for plan calculations were:

   Discount rate                                          7.50-8.75%        7.50-8.75%         8.75-9.75%        8.75-9.75%
   Assumed rate of increase in future compensation           4.0%                -                4.0%                -
   Expected long-term rates of return on assets           10.2-10.5%         10.0-10.5%           10.5%          10.0-10.5%

     Where two discount rates are provided in the table above, the higher rate in each case pertains to the company's Canadian pension plans.


     The additional minimum liability for plans having unfunded accumulated benefit obligations was $17.7 million and $39.1 million at December 31, 1995 and 1994, respectively. The 1995 and 1994 additional minimum liabilities were partially offset by intangible assets of $5.0 million and $28.4 million, respectively. The remainder, $7.8 million in 1995 and $6.7 million in 1994, net of tax benefits, was recognized as a component of shareholders' equity.

Other Postretirement and Postemployment Benefits
The company sponsors various defined benefit and defined contribution postretirement benefit plans which provide retirement health care and life insurance benefits to substantially all employees. In addition, employees may qualify for long-term disability, medical and life insurance continuation and other postemployment benefits upon termination of active employment prior to retirement. All of the company-sponsored plans are unfunded and, with the exception of life insurance benefits, are self-insured.
     Effective January 1, 1993, the company adopted two accounting standards for these benefit costs, SFAS No. 106, "Employers' Accounting for Postretirement
Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." Under SFAS No. 106, postretirement benefits are accrued on an actuarial basis over the period from the date of hire to the date of full eligibility for employees and covered dependents who are expected to qualify for such benefits. Similarly, SFAS No. 112 requires accrual accounting so that other postemployment benefits are accrued when it is determined that a liability has been incurred.
Postretirement Medical and Life Insurance Benefits
Postretirement health care benefits are provided to substantially all of the company's U.S. and Canadian employees. In Canada, the company provides supplemental medical and other benefits in conjunction with the Canadian national health care plan. Most U.S. salaried employees who retired prior to 1993 are covered by noncontributory defined benefit medical plans with capped lifetime benefits. The company provides a fixed subsidy toward each retiree's future purchase of medical insurance for U.S. salaried and substantially all nonunion hourly employees retiring after January 1, 1993. Hourly employees within the U.S. metal food container business are covered by noncontributory defined benefit medical plans with caps on the annual cost per capita to the company. Life insurance benefits are noncontributory. The company has no commitments to increase monetary benefits provided by any of the postretirement benefit plans.
     Contributions to multi-employer health and welfare plans, which are not included in periodic postretirement benefit cost, were $3.0 million in 1995 for the period through September 15, $4.0 million in 1994 and $3.8 million in 1993, and were related to union employees within the glass business.
     In connection with the adoption of SFAS No. 106, the company elected immediate recognition of the previously unrecognized transition obligation through a pretax, noncash charge to earnings as of January 1, 1993, in the amount of $46.0 million ($28.5 million after tax). Since Heekin had adopted SFAS No. 106 prior to being acquired, its obligation for postretirement benefits was assumed by the company and was not included in the cumulative effect of adopting the new accounting standard. The accumulated postretirement benefit obligation
(APBO) represents, at the date of adoption, the full liability for postretirement benefits expected to be paid with respect to retirees and fully eligible active employees, and a pro rata portion of the benefits expected to be paid with respect to active employees not yet fully eligible.

     The company recorded curtailment and settlement gains in 1995 in connection with the sale of the glass business of $8.4 million which is included in the net loss on the disposition. Net periodic postretirement benefit cost, excluding curtailments and settlements, included the following components:


                                                                            U.S.          Foreign
(dollars in millions)                                                       Plans          Plans         Total
                                                                         ----------    ------------    ----------

1995
Service cost - benefits attributed to service during the period             $1.0           $0.1            $1.1
Interest cost on accumulated postretirement benefit obligation               4.1            1.3             5.4
Net amortization and deferral                                               (0.3)           -              (0.3)
                                                                         ----------    ------------    ----------
Net periodic postretirement benefit cost                                    $4.8           $1.4            $6.2
                                                                         ==========    ============    ==========

1994
Service cost - benefits attributed to service during the period             $1.4           $0.1            $1.5
Interest cost on accumulated postretirement benefit obligation               4.1            1.2             5.3
Net amortization and deferral                                                0.6            0.1             0.7
                                                                         ----------    ------------    ----------
Net periodic postretirement benefit cost                                    $6.1           $1.4            $7.5
                                                                         ==========    ============    ==========

1993
Service cost - benefits attributed to service during the period             $1.3           $0.1            $1.4
Interest cost on accumulated postretirement benefit obligation               4.3            1.1             5.4
Net amortization and deferral                                                0.1           (0.1)            -
                                                                         ----------    ------------    ----------
Net periodic postretirement benefit cost                                    $5.7           $1.1            $6.8
                                                                         ==========    ============    ==========

     The health care cost trend rates used to value the APBO are assumed to decline to 5.0 percent after the year 2002. A one percentage point increase in these rates would increase the APBO by $5.1 million at December 31, 1995, and would have increased the service and interest components of net periodic postretirement benefit cost by $.5 million in 1995.
     The status of the company's unfunded postretirement benefit obligation at December 31 follows:

                                                              1995                                      1994
                                               ------------------------------------     -------------------------------------
                                                 U.S.        Foreign                     U.S.         Foreign
(dollars in millions)                            Plans        Plans         Total        Plans         Plans        Total
                                               ---------    ----------    ---------    ----------    ---------    ----------

Accumulated postretirement
   benefit obligation (APBO):
   Retirees                                      $33.4        $13.2         $46.6        $28.7         $11.2        $39.9
   Fully eligible active plan participants         8.3          0.9           9.2          7.3           0.8          8.1
   Other active plan participants                 16.7          1.4          18.1         15.0           1.1         16.1
                                               ---------    ----------    ---------    ----------    ---------    ----------
                                                  58.4         15.5          73.9         51.0          13.1         64.1
Prior service cost not yet recognized in net
   periodic postretirement benefit cost           (1.5)         0.8          (0.7)        (1.9)          0.9         (1.0)
Unrecognized net (loss) gain from experience
   and assumption changes                         (1.1)        (4.6)         (5.7)        13.8          (2.9)        10.9
                                               ---------    ----------    ---------    ----------    ---------    ----------
Accrued postretirement benefit obligation        $55.8        $11.7         $67.5        $62.9         $11.1        $74.0
                                               =========    ==========    =========    ==========    =========    ==========

Assumptions used to measure the APBO were:

Discount rate                                     7.50%         8.75%                      8.75%        9.75%

Health care cost trend rates:
   Canadian                                         -          12.00%                       -          12.00%
   U.S. Pre-Medicare                             10.00%          -                        11.00%          -
   U.S. Post-Medicare                             7.80%          -                         8.10%          -


Other Postemployment Benefits
Effective January 1, 1993, the company adopted SFAS No. 112 and recorded a pretax charge of $10.0 million ($6.2 million after tax) to recognize the cumulative effect on prior years. The annual charge in connection with related benefits was $2.6 million, $2.2 million and $2.1 million in 1995, 1994 and 1993, respectively.
Other Benefit Plans
Substantially all U.S. salaried employees and certain U.S. nonunion hourly employees who participate in the company's 401(k) salary conversion plan and meet eligibility requirements automatically participate in the company's ESOP. Cash contributions to the ESOP trust, including preferred dividends, are used to service the ESOP debt and were $10.2 million, $9.5 million and $8.8 million for 1995, 1994 and 1993, respectively. Total interest paid by the ESOP trust for its borrowings was $4.7 million, $5.1 million and $5.4 million for 1995, 1994 and 1993, respectively.

Shareholders' Equity
At December 31, 1995, the company had 120 million shares of common stock and 15 million shares of preferred stock authorized, both without par value. Preferred stock includes 600,000 authorized but unissued shares designated as Series A Junior Participating Preferred Stock and 2,100,000 authorized shares designated as Series B ESOP Convertible Preferred Stock (Series B ESOP Preferred). There were 1,786,852 shares of Series B ESOP Preferred outstanding at December 31, 1995.
     The Series B ESOP Preferred has a stated value and liquidation preference of $36.75 per share and cumulative annual dividends of $2.76 per share. The Series B ESOP Preferred shares are entitled to 1.3 votes per share and are voted with common shares as a single class upon matters submitted to a vote of the company's shareholders. Effective April 2, 1993, in accordance with the antidilution provisions, the conversion price of the Series B ESOP Preferred was adjusted to $31.813 per share from $36.75 per share and the conversion ratio was adjusted to 1.1552 shares of company common stock for each share of Series B ESOP Preferred. These adjustments had no impact on the stated value and liquidation preference of $36.75 per share.
     Under the company's Shareholder Rights Plan, adopted in 1986, one Preferred Stock Purchase Right is attached to each outstanding share of common stock of the company. If a person or group acquires 20 percent or more of the company's outstanding common stock (or upon occurrence of certain other events), the rights (other than those held by the acquiring person) become exercisable and generally entitle the holder to purchase shares of common stock of the company at a 50-percent discount. The rights, which expire in August 1996, are redeemable by the company at a redemption price of five cents per right and trade with the common stock. Exercise of such rights would cause substantial dilution to a person or group attempting to acquire control of the company without the approval of the company's board of directors. The rights would not interfere with any merger or other business combinations approved by the board of directors. In January 1996 the board of directors adopted a new shareholder rights plan effective upon termination of the current plan in August 1996. The new plan is similar to the existing plan, with the exception that under the new plan, the percentage of the company's outstanding common stock acquired by a person or group which cause the rights to become exercisable is reduced to 15 percent, and the redemption price is reduced to one cent per right. The new plan expires in the year 2006.
     Common shares were reserved at December 31, 1995, for future issuance under the employee stock purchase, stock option, dividend reinvestment and restricted stock plans, as well as to meet conversion requirements of the Series B ESOP Preferred.
     In  connection   with  the  employee   stock  purchase  plan,  the  company
contributes 20 percent of up to $500 of each participating employee's monthly payroll deduction. Company contributions for this plan were $1.8 million in each of 1995 and 1994, and $2.0 million in 1993.

     The company has several stock option plans under which options to purchase shares of common stock have been granted to officers and key employees of the company and its subsidiaries at not less than the market value of the stock at the date of grant. Payment must be at the time of exercise in cash or with shares of stock owned by the option holder which are valued at fair market value on the exercise date. Options terminate ten years from date of grant and are exercisable in four equal installments commencing one year from date of grant. Several option plans provide for, among other things, the discretionary grant of stock appreciation rights in tandem with options and certain antidilution provisions.
     A summary of stock option activity for the years ended December 31 follows:

                                                       1995                                         1994
                                    -------------------------------------------  -------------------------------------------
                                        Shares             Price Range               Shares             Price Range
                                    --------------- ---------------------------  --------------- ---------------------------

Outstanding at beginning of year        1,779,448   $21.150  -  $38.500            1,674,970     $12.960   -   $38.500
   Exercised                             (495,405)  $21.150  -  $35.970             (122,283)    $12.960   -   $28.950
   Granted                                295,700   $35.625                          299,500     $26.375   -   $28.250
   Canceled                              (175,921)  $21.150  -  $38.500              (72,739)    $21.360   -   $38.500
                                    ---------------                              ---------------
Outstanding at end of year              1,403,822   $21.360  -  $38.500            1,779,448     $21.150   -   $38.500
                                    ===============                              ===============
Exercisable at end of year                875,813   $21.360  -  $38.500            1,170,574     $21.150   -   $38.500
                                    ===============                              ===============
Reserved for future grants              1,003,057                                  1,132,011
                                    ===============                              ===============

Research and Development
Research and development costs are expensed as incurred in connection with the company's internal programs for the development of products and processes. Costs incurred in connection with these programs amounted to $13.4 million, $12.5 million and $15.7 million for the years 1995, 1994 and 1993, respectively.

Contingencies
On July 27, 1994, Onex Corporation (Onex) initiated arbitration before the International Chamber of Commerce, alleging that the company was in breach of a joint venture agreement dated September 15, 1988. Onex's demand represented a claim against the company for approximately $30 million. The company denied the allegations of Onex's complaint. On August 1, 1995, the Arbitral Tribunal decided the case in favor of Ball Corporation. The parties had previously agreed to be bound by the decision of the Tribunal.
     From time to time, the company is subject to routine litigation incidental to its business. Additionally, the U.S. Environmental Protection Agency has designated the company as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. However, the company's information at this time does not indicate that these matters will have a material, adverse effect upon financial condition, results of operations, capital expenditures or competitive position of the company.


Quarterly Results of Operations (Unaudited)

(dollars in millions except per share amounts)        First         Second          Third         Fourth
                                                     Quarter        Quarter        Quarter        Quarter          Total
                                                    -----------    ----------     ----------     ----------     -------------

1995
Net sales                                              $605.6         $755.2         $760.7         $470.2        $2,591.7
                                                    -----------    ----------     ----------     ----------     -------------
Gross profit                                             64.7           75.8           69.8           42.0           252.3
                                                    -----------    ----------     ----------     ----------     -------------
Net (loss) income (1)                                    16.3           21.9          (57.3)           0.5           (18.6)
Preferred dividends, net of tax benefit                  (0.8)          (0.8)          (0.7)          (0.8)           (3.1)
                                                    -----------    ----------     ----------     ----------     -------------
Net (loss) earnings attributable to
   common shareholders                                 $ 15.5         $ 21.1         $(58.0)        $ (0.3)       $  (21.7)
                                                    ===========    ==========     ==========     ==========     =============
(Loss) earnings per share of common stock             $ 0.52         $ 0.70         $(1.93)        $(0.01)        $  (0.72)
                                                    ===========    ==========     ==========     ==========     =============
Fully diluted (loss) earnings per share (2)           $ 0.49         $ 0.66         $(1.93)        $(0.01)        $  (0.72)
                                                    ===========    ==========     ==========     ==========     =============

1994
Net sales                                              $587.1         $676.5         $717.1         $612.7        $2,593.4
                                                    -----------    ----------     ----------     ----------     -------------
Gross profit                                             56.0           71.4           80.9           73.8           282.1
                                                    -----------    ----------     ----------     ----------     -------------
Net income                                               10.5           17.2           23.3           22.0            73.0
Preferred dividends, net of tax benefit                  (0.8)          (0.8)          (0.8)          (0.8)           (3.2)
                                                    -----------    ----------     ----------     ----------     -------------
Net earnings attributable to common shareholders       $  9.7         $ 16.4         $ 22.5         $ 21.2         $  69.8
                                                    ===========    ==========     ==========     ==========     =============
Earnings per share of common stock                    $ 0.33         $ 0.55         $ 0.76         $ 0.71          $  2.35
                                                    ===========    ==========     ==========     ==========     =============
Fully diluted earnings per share                      $ 0.31         $ 0.52         $ 0.71         $ 0.66          $  2.20
                                                    ===========    ==========     ==========     ==========     =============

(1) Includes a net gain of $3.8 million ($2.8 million after tax or 9 cents per share) in the first quarter for the gain on sale of Efratom, net of a charge related to exit the VIGS business. The third and fourth quarters include charges of $113.3 million ($78.1 million after tax or $2.59 per share) and $8.7 million ($5.2 million after tax or 18 cents per share), respectively, for the loss on the sale of the glass business, and restructuring and other charges. See the notes, "Dispositions" and "Restructuring and Other Charges."
         First quarter 1995 results have been restated from amounts originally reported due to the second quarter adoption of LIFO accounting, retroactive to January 1, 1995. The impact of the change on the first quarter was an increase in cost of sales and corresponding decrease in gross profit of $5.4 million ($3.3 million after tax or 11 cents per share). The per share impact of this accounting change was 11 cents, 6 cents and 7 cents for the second, third and fourth quarters of 1995, respectively.
(2) The fully diluted loss per share in 1995 is the same as the net loss per common share because the assumed exercise of stock options and conversion of the preferred stock would have been antidilutive.

     Earnings per share calculations for each quarter are based on the weighted average shares outstanding for that period. As a result, the sum of the quarterly amounts may not equal the annual earnings per share amount.


Report of Management on Financial Statements

The consolidated financial statements contained in this annual report to shareholders are the responsibility of management. These financial statements have been prepared in conformity with generally accepted accounting principles and, necessarily, include certain amounts based on management's best judgments and estimates. Financial information appearing elsewhere in this annual report is consistent with the financial statements.

     In fulfilling its responsibility for the integrity of financial information, management maintains and relies upon a system of internal control which is designed to provide reasonable assurance that assets are safeguarded from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and that transactions are properly recorded to permit the preparation of reliable financial statements. To assure the continuing effectiveness of the system of internal control and to maintain a climate in which such controls can be effective, management establishes and communicates appropriate written policies and procedures; carefully selects, trains and develops qualified personnel; maintains an organizational structure that provides clearly defined lines of responsibility, appropriate delegation of authority and segregation of duties; and maintains a continuous program of internal audits with appropriate management follow-up. Company policies concerning use of corporate assets and conflicts of interest, which require employees to maintain the highest ethical and legal standards in their conduct of the company's business, are important elements of the internal control system.

     The board of directors oversees management's administration of company financial reporting practices, internal controls and the preparation of the consolidated financial statements through its audit committee which is composed entirely of outside directors. The audit committee meets periodically with representatives of management, internal audit and Price Waterhouse LLP to review the scope and results of audit work, the adequacy of internal controls and the quality of financial reporting. Price Waterhouse LLP and internal auditors have direct access to the audit committee, and the opportunity to meet the committee without management present, to assure a free discussion of the results of their work and audit findings.


/s/ George A. Sissel                      /s/ R. David Hoover
President and Chief Executive Officer     Executive Vice President
                                            and Chief Financial Officer

Report of Independent Accountants
To the Board of Directors and Shareholders
Ball Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of (loss) income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Ball Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in the Inventories note to consolidated financial statements, the company changed its method of determining the cost of certain inventories from first-in, first-out to the last-in, first-out method effective January 1, 1995. In addition, as discussed in the Other Postretirement and Postemployment Benefits note to consolidated financial statements, the company adopted Statements of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993.


/s/ Price Waterhouse LLP
Indianapolis, Indiana
January 23, 1996


Management's Discussion and Analysis of Financial Condition and Results of Operations
Ball Corporation and Subsidiaries


Management's discussion and analysis should be read in conjunction with the consolidated financial statements and the accompanying notes.

Overview

The company took a number of actions during the three-year reporting period toward achieving its strategic objectives. In summary, those objectives are: to maintain the company's leadership as a low-cost, high-quality North American beverage can manufacturer; position the mature North American rigid packaging businesses to yield significant earnings and positive cash flow; establish the company in the PET plastic container market; expand the company's international packaging presence; and capitalize on the world-class capabilities of the company's aerospace and technologies subsidiary. These actions have changed the core business and, in certain respects, have affected comparability of financial information.

     As a result of consolidation within the highly competitive, mature domestic glass packaging industry, coupled with capital requirements to aggressively participate in higher growth packaging markets, the company in 1995 formed a strategic alliance with Compagnie de Saint-Gobain (Saint-Gobain), to create a new U.S. glass company, Ball-Foster Glass Container Co., L.L.C. (Ball-Foster). Ball-Foster acquired the glass businesses of both the company and Foster-Forbes, a unit of American National Can Company. Ball-Foster, as the second largest domestic glass producer, has the potential to realize economies necessary to compete effectively. The company acquired a 42-percent interest in Ball-Foster for $180.6 million. The remaining 58-percent interest was acquired by Saint-Gobain for $249.4 million. Ball-Foster's acquisition financing was secured and guaranteed by Saint-Gobain. The sale of the company's glass manufacturing operations to Ball-Foster, for approximately $323 million, resulted in a pretax charge to earnings of $111.1 million ($76.7 million after tax or $2.55 per share) which is included in the results of the packaging segment. The final determination of the loss realized may vary from the amount recorded in 1995 depending on the resolution of certain post-closing adjustments as provided in the agreement of sale. The company accounts for its 42-percent interest in Ball-Foster under the equity method. For the initial period of operation from September 15, 1995 through December 31, 1995, Ball-Foster reported sales of
$354.9 million and a loss in which the company's equity interest was $1.3 million after tax.

     In 1994 the company announced that it would enter the PET (polyethylene terephthalate) plastic container market. By late in the fourth quarter of 1995, construction of a pilot line and research and development center and a multi-line manufacturing facility, with full production anticipated by the second quarter of 1996, were completed. Two additional multi-line manufacturing facilities were under construction. Pretax costs of $7.8 million relating to the start-up of this business are included in the operating earnings of the packaging segment.

     During 1994 and 1995, the company increased its equity ownership in FTB Packaging, Ltd. (FTB Packaging), its Hong Kong-based metal packaging subsidiary, to approximately 92 percent. FTB Packaging has been included on a consolidated basis within the packaging segment effective January 1995. The company's investments in the People's Republic of China (PRC) are held principally by FTB Packaging.

     In 1994 the company concluded a study to explore strategic alternatives for the aerospace and technologies business (formerly aerospace and communications). A decision was made to retain the core aerospace and technologies business, but to sell the Efratom time and frequency measurement business. Efratom was sold in March 1995 at a gain of $11.8 million ($7.7 million after tax or 25 cents per share) to Datum Inc. (Datum) for cash of $15.0 million and approximately 1.3 million shares, or 32 percent, of Datum common stock. Efratom was included in consolidated results and in the aerospace and technologies segment through the date of sale. The gain was partially offset by a pretax charge of $8.0 million for costs in connection with the wind-down of the visual image generating systems (VIGS) business.

     In 1994 the company and WorldView, Inc. formed EarthWatch, Inc. (EarthWatch) to commercialize certain proprietary technologies by serving the market for satellite-based remote sensing of the Earth. The company accounts for its interest in EarthWatch under the equity method.

     With the significant industry-wide increase in aluminum can sheet prices in 1995, the company elected to change its method of accounting for certain U.S. metal beverage container inventories effective January 1 from first-in, first-out (FIFO) to last-in, first-out (LIFO). This accounting change increased cost of sales, and correspondingly decreased 1995 operating earnings, by $17.1 million ($10.4 million after tax or 35 cents per share).

     During the fourth quarter of 1995, the company recorded a pretax charge of $10.9 million ($6.6 million after tax or 22 cents per share) as a result of a decision to reduce excess capacity within the metal packaging segment, including the closure of a metal slitting and coating facility which supported the metal food and specialty products business and the write-down of underutilized metal beverage container end manufacturing equipment to net realizable value.

     In March 1993 the company acquired Heekin Can, Inc. (Heekin), a manufacturer of metal food, pet food and aerosol containers, for approximately $91.3 million, consisting of approximately 2.5 million newly issued shares of Ball Corporation common stock plus transaction costs. The company also assumed $121.9 million of Heekin indebtedness, of which $108.8 million was refinanced following the acquisition. In April 1993 the spin-off of seven diversified businesses was effected through a distribution of 100 percent of the common stock of Alltrista Corporation (Alltrista). The results of Heekin are consolidated within the packaging segment from its acquisition date. The results of Alltrista operations are presented as discontinued operations through the date of spin-off.

     Further, the company recorded a charge of $108.7 million in 1993 ($66.3 million after tax or $2.31 per share) as a result of a plan to align manufacturing capacity and administrative organizations to compete effectively in the company's industries and markets, of which $76.7 million pertained to the packaging segment, $29.1 million pertained to the aerospace and technologies segment and $2.9 million related to certain administrative decisions.

Consolidated Results

Consolidated net sales of $2.6 billion for 1995 were essentially at 1994 levels, which reflects a reduction in net sales due to the dispositions of the company's glass packaging operations and the Efratom time and frequency measurement business, the effects of which were substantially offset by increased sales in the North American metal beverage container and the aerospace and technologies businesses, as well as the consolidation of FTB Packaging. Consolidated net sales in 1994 increased to $2.6 billion from $2.4 billion in 1993 due primarily to the full-year effects of Heekin in 1994 and improved sales in the commercial glass container and North American metal beverage container businesses.

     Consolidated 1995 operating earnings of $31.2 million declined from $171.1 million in 1994. The 1995 earnings include a net pretax charge of $118.2 million ($80.5 million after tax or $2.68 per share) in connection with business dispositions and capacity reductions. Before consideration of dispositions, restructuring and other charges in both years, consolidated operating earnings were 14.7 percent lower than comparable 1994 results, primarily due to the effects of the change to the LIFO method of accounting and costs associated with the start-up of the PET plastic container business.

     Consolidated 1994 operating earnings of $171.1 million increased from $3.1 million in 1993, which included restructuring and other charges of $105.8 million. The 1994 earnings also reflect improved operating performance in both the packaging and the aerospace and technologies segments. The 1994 results include a charge of $4.0 million related to the September 1994 foreclosure of certain assets of the VIGS business, which had been sold in May.

     Interest expense decreased in 1995 to $37.8 million compared to $41.0 million in 1994 and $45.9 million in 1993. The beneficial effects of generally lower interest-sensitive borrowings, prepayment of higher fixed-rate term debt, and higher interest capitalization in connection with increased capital spending were partially offset by higher interest rates on interest-sensitive U.S. and Canadian borrowings and the interest on FTB Packaging borrowings in 1995.
Comparing 1994 to 1993, the decrease in interest expense was due to lower borrowings, offset partially by higher rates on interest-sensitive borrowings. Interest capitalized amounted to $3.5 million, $2.2 million and $1.7 million in 1995, 1994 and 1993, respectively.

     The company's consolidated effective income tax rate was 0.6 percent in 1995, compared to 37.3 percent and 41.2 percent in 1994 and 1993, respectively. The changes in the effective income tax rates are due to the taxable characteristics of the charges for dispositions, restructuring and other included in pretax (loss) income. Excluding the effects of these items from pretax income and taxes provided on income, the effective income tax rate would have been approximately 37 percent in each of the last three years.

     Equity in earnings of affiliates for 1995 of $1.7 million is comprised primarily of the earnings of FTB Packaging's PRC equity affiliates, partially offset by the company's share of the development stage loss of EarthWatch and the operating loss of Ball-Foster for the period subsequent to September 15, 1995. Equity in earnings of affiliates of $2.5 million and $1.3 million in 1994 and 1993, respectively, represent the company's share of earnings of Pacific Rim joint ventures including FTB Packaging prior to its consolidation in 1995.

     The net loss attributable to common shareholders was $21.7 million in 1995, compared to net earnings of $69.8 million in 1994 and a net loss of $68.3 million in 1993. The lower results in 1995 were primarily a result of the lower consolidated operating earnings, which included the net loss on dispositions, restructuring and other charges, and the effect of adopting LIFO accounting. The increase in 1994 compared to 1993 was the result of improved performance in 1994 and, in 1993, the combined effects of the restructuring and other charges, unsatisfactory operating performance and the cumulative effect of changes in accounting for postretirement and postemployment benefits.

     The loss per share of common stock for 1995 was 72 cents, compared to net earnings of $2.35 per share in 1994 and a net loss of $2.38 per share in 1993. The 1993 per share amount reflects a loss of $1.24 from continuing operations and a charge of $1.21 in connection with the cumulative effects of the changes in accounting principles. Fully diluted earnings per share from continuing operations was $2.20 in 1994. In 1995 and 1993, the loss per share on a fully diluted basis was the same as the net loss per common share because the assumed exercise of stock options and conversion of preferred stock would have reduced the loss per share.

Business Segments
Packaging

Packaging segment net sales were $2.3 billion in each of 1995 and 1994, and $2.2 billion in 1993. Packaging sales in 1995 compared to 1994 reflect a decrease due to the sale of the commercial glass business substantially offset by increased North American metal beverage container sales, as well as the consolidation of FTB Packaging's sales. Comparing 1994 to 1993, the increase in 1994 was due primarily to the inclusion of Heekin sales for the full period in 1994 and increased sales of commercial glass and metal beverage containers. Segment operating earnings for 1995 were $.1 million after reduction for a $122.0 million charge related to the sale of the glass business and capacity reductions in metal packaging. In 1994 and 1993, segment operating earnings were $152.0 million and $28.9 million, respectively. Before consideration of the effects of dispositions, restructuring and other charges, and the effects of adopting the LIFO method of accounting, segment earnings were $139.2 million, $152.0 million and $105.6 million for 1995, 1994 and 1993, respectively.

Metal Packaging
- - ---------------
Net sales for metal packaging increased 9.9 percent in 1995 to $1.7 billion from $1.6 billion in 1994. The increase was due primarily to a 10.6 percent increase in North American metal beverage container sales as higher selling prices for metal beverage containers, the result of an unprecedented industry-wide increase in aluminum can sheet cost, more than offset the impact of lower sales volumes. North American metal beverage can industry shipments in 1995 declined an estimated 5 percent. The company's North American metal beverage container shipments declined approximately 8 percent compared to 1994 as soft drink industry promotions of products packaged in aluminum cans declined following the aluminum can sheet price increase. Significant can shipments in the fourth quarter of 1994 to customers anticipating the 1995 price increase and the effects of a protracted strike, since settled, at a customer facility, also contributed to lower 1995 can shipments. Sales of metal food and specialty products declined approximately 4 percent in 1995 compared to 1994 as unit volumes declined approximately 8 percent, due in part to a poor vegetable harvest, lower shipments to the pet food industry and continued competitive pricing pressures.

     Metal packaging operating earnings for 1995 declined 22.9 percent compared to 1994. The decrease was due primarily to the adoption of LIFO accounting for certain U.S. beverage can inventories and the charge for capacity reductions. Within metal packaging, however, on a basis comparable to 1994, operating earnings in the North American metal beverage container business in 1995 increased approximately 5 percent due to the favorable FIFO cost/price relationship of 1994 inventories sold in 1995, coupled with productivity gains. The North American metal food container and specialty products business had significantly lower earnings, due, in large part, to reduced sales volumes and competitive industry pricing. Metal packaging operating earnings in 1995 also included FTB Packaging operating earnings of $4.7 million.

     Comparing 1994 and 1993, metal packaging sales increased 7.4 percent to $1.6 billion from $1.5 billion, primarily due to the full-year consolidation of Heekin sales and improved sales volumes of both beverage and food containers. Shortages of glass and plastic beverage containers contributed to increased volumes in the metal segment of the industry, though selling prices of both beverage and food containers declined in 1994, reflecting the competitive environment in which the company operates.

     Operating earnings in 1994 increased compared to 1993, primarily due to higher sales in the North American beverage container business which also achieved unit cost reductions as a result of higher volumes, productivity gain programs, reduced freight and warehousing expenses and significantly higher prices for the sale of aluminum process scrap. Within the metal food container business, operating earnings decreased slightly despite higher shipments and work force reductions, reflecting some volume disruption and overtime due to restructuring of manufacturing facilities. In addition, a fire in a major steel supplier's mill resulted in inefficiencies, high spoilage and dislocation of business. The company completed the sale of its metal decorating and coating facility in Alsip, Illinois, and closed its Augusta, Wisconsin, metal food container plant in 1994. These actions did not impact significantly the company's financial position or results of operations.

Glass Packaging
- - ---------------
Before the sale of the glass business to Ball-Foster on September 15, 1995, glass sales included in 1995 consolidated results were $545.9 million compared to $750.6 million included for the full year of 1994. Excluding the $111.1 million charge ($76.7 million after tax or $2.55 per share) recorded in connection with the sale of the glass business, operating earnings declined year-over-year; though for comparable nine-month periods, the glass business reported increased 1995 operating earnings due to the benefits realized from the reconfiguration of its plants during 1994, including the closure of two glass manufacturing facilities.

     Glass sales in 1994 increased 7.4 percent to $750.6 million, reflecting higher unit volumes in food and wine products. Overall pricing increased only slightly reflecting the competitive nature of the industry. Earnings improved substantially over 1993, excluding the effect of the 1993 restructuring charge. The strong performance in 1994 was attributable to increased sales, higher plant utilization rates, increased productivity and labor efficiency. Total plant utilization for all glass facilities increased from 86 percent in 1993 to 92 percent in 1994 as a result of increased demand and consolidating capacity.

Aerospace and Technologies

Aerospace and technologies segment 1995 net sales and operating earnings increased 17.8 percent and 62.8 percent, respectively, compared to 1994, including the gain from the sale of Efratom partially offset by a charge for additional costs to wind down the VIGS business in 1995. Excluding the results of Efratom and the effects of dispositions, restructuring and other charges in both years, 1995 net sales and operating earnings increased 32.4 percent and
33.7 percent, respectively. Both the aerospace systems division and the telecommunication products division (excluding Efratom's results in both years) reported improvement. The improvements were due primarily to a significant new multi-year contract awarded late in 1994, the completion of two contracts for second generation instruments for the Hubble Space Telescope and cost benefits associated with the company's 1993 restructuring plan.

     Net sales in the aerospace and technologies business segment of $268.0 million in 1994 decreased less than one percent from 1993, which included $6.2 million from the VIGS unit. Sales improved in both the telecommunication products division and the aerospace systems division, reflecting increased sales by Efratom and new contracts awarded in 1994.

     Operating earnings in 1994, excluding the effect of the restructuring and other charges and losses in the VIGS unit in 1993, improved in both divisions over 1993 as a result of increased sales and improved margins resulting from cost reduction actions, primarily in the telecommunication products division. In September 1994 the company foreclosed on its security interest with regard to certain assets of the VIGS unit which had been sold in May. As a result of the foreclosure, the related assets were returned to the company. The $4.0 million pretax charge recorded in 1994 for estimated costs related to this foreclosure is included in operating earnings for the aerospace and technologies segment.

     Contracts with the federal government represented approximately 86 percent and 78 percent of segment sales in 1995 and 1994, respectively. Backlog for the aerospace and technologies segment at December 31, 1995 and 1994, was approximately $420 million and $322 million, respectively.

Financial Position, Liquidity and Capital Resources

Cash flow from operations in 1995 of $47.9 million decreased from $240.7 million in 1994. Cash used for working capital included that ordinarily required in the operation of the glass business through September 15, when that business was sold, compared to 1994, which included the reduction in working capital, and corresponding cash inflows, normal for that business in the fourth quarter. In addition, metal packaging inventories increased in 1995 from unusually low levels at year end 1994. In 1994 cash flow from operations was more than double the $120.2 million in 1993, excluding the effects of the sale of $66.5 million of trade accounts receivable. The increased cash flow from operations in 1994 reflected higher annual operating earnings and significantly improved fourth quarter performance.

     Working capital at December 31, 1995, excluding short-term debt and the current portion of long-term debt, was $250.2 million, a decrease of $64.9 million from the 1994 year end. The decrease was due largely to the sale of the glass business, partially offset by increased inventories within the metal packaging business and the impact of consolidating FTB Packaging. The current ratio was 1.19 and 1.40 at December 31, 1995 and 1994, respectively.

     Capital expenditures of $206.2 million in 1995 included approximately $70 million for the company's new PET plastic container business. Spending also included amounts for the conversion of metal beverage plant equipment to meet new industry container specifications for smaller diameter ends and the new 8-ounce container. The conversion program is expected to be substantially completed in 1996. Other investing activities included $180.6 million for the company's 42-percent interest in Ball-Foster, $20.9 million in connection with the formation of EarthWatch and approximately $31 million, primarily for new metal beverage container plants in Beijing and Wuhan, PRC, and a metal food container plant in Ningbo, PRC. The company will hold a majority interest in these PRC ventures through its subsidiary, FTB Packaging. The new facilities are expected to be operational in 1996.

     Capital expenditures of $94.5 million in 1994 were primarily for the conversions of metal beverage plant equipment to smaller diameter ends, expansion of warehouse space for metal beverage containers, furnace rebuilds and capacity optimization at certain glass container plants, and productivity improvement programs in several of the metal food container plants. Capital expenditures amounted to $140.9 million in 1993 and were primarily for the conversion to smaller diameter ends, upgrading of the Fairfield, California, plant to accommodate additional business, completion of the Ruston, Louisiana, glass container plant expansion and the Quebec food container manufacturing consolidation, and a number of furnace rebuilds in glass container plants.

     In 1996 total capital spending and investments are anticipated to be within a range from $230 million to $280 million, including additional spending within the PET plastic container business; completion of the metal beverage and food container facilities within the new PRC ventures; the company's Brazil and Thailand joint ventures; and the conversion of a metal beverage container line to produce two-piece drawn and ironed (D&I) metal food cans.

     Premiums on company-owned life insurance were approximately $20 million annually. Amounts in the Consolidated Statement of Cash Flows represent net cash flows from this program including policy loans of $113.2 million, $23.4 million and $37.2 million in 1995, 1994 and 1993, respectively. Loans outstanding of $233.0 million and $120.7 million at December 31, 1995 and 1994, respectively, are reflected as a reduction in the net cash value in the Consolidated Balance Sheet. Federal budget proposals currently being considered by Congress include legislation which may limit, to varying degrees, the amount of interest on policy loans which could be deducted for federal income tax purposes. The company is monitoring the proposed legislation closely and reviewing options available should the new legislation be enacted.

     Indebtedness at December 31, 1995, decreased $18.3 million to $475.4 million from $493.7 million at the end of 1994. Proceeds received from the sale of the glass and Efratom businesses, the net cash received from the company-owned life insurance program and net positive operating cash flows were primarily used to reduce debt and finance capital spending and other investment. Consolidated debt-to-total capitalization increased to 44.7 percent at year end 1995 from 43.8 percent at year end 1994. The increase in the ratio, despite the lower debt, reflects reduced equity, attributable to the net loss for the year.

     The company has revolving credit facilities of $300 million consisting of a five-year facility for $150 million and 364-day facilities for an additional $150 million. In January 1996 the company issued long-term senior unsecured notes to several insurance companies for an aggregate amount of $150 million with a weighted average interest rate of 6.7 percent to secure lower cost, fixed-rate financing. This debt matures from 1997 through 2008.

     Cash dividends paid on common stock in 1995 and 1994 were 60 cents per share. The common dividend was reduced in 1994 from $1.24 paid in 1993 to facilitate financing for growth opportunities and to improve financial flexibility. Management believes that existing credit resources will be adequate to meet foreseeable financing requirements of the company's businesses.

Restructuring and Other Charges
Capacity Reductions
- - -------------------
In late 1995, the company decided that in 1996 it would close the Pittsburgh, Pennsylvania, facility which supplied metal slitting and coating services to the company's metal food and specialty container business, and to write-down underutilized metal beverage container end manufacturing equipment at two Canadian facilities. Included as a reduction in the packaging segments operating earnings was a charge of $10.9 million ($6.6 million after tax or 22 cents per share) in the fourth quarter of 1995 for these actions. The charge included $7.5 million of asset write-downs to net realizable value and $3.4 million for employment termination costs, benefits and other costs.

1993 Restructuring Plan
- - -----------------------
In late 1993, plans were developed to adapt the company's manufacturing capabilities and administrative organizations to meet foreseeable requirements of its packaging and aerospace markets. These plans included plant closures to consolidate manufacturing activities into fewer, more efficient facilities, principally in the glass and metal packaging businesses, and administrative consolidations in the glass, metal packaging, and aerospace and technologies businesses. In addition to the restructuring plans, decisions were made during 1993 to discontinue two aerospace and technologies segment product lines.

     Restructuring and other charges recorded in 1993 totaled $108.7 million ($66.3 million after tax or $2.31 per share). Of this total, $76.7 million pertained to the packaging segment, $29.1 million pertained to the aerospace and technologies segment and $2.9 million related to certain corporate actions, including a $1.6 million charge for transaction costs in connection with a pending foreign joint venture which management had determined not to pursue.

     Within the packaging segment, $66.3 million represented the estimated cost of consolidating manufacturing facilities, including recognition of estimated net realizable values of property, plant and equipment, employment costs such as severance benefits and pension curtailment losses, and incremental costs associated with the phaseout of facilities to be closed. During 1994 the company's glass container plants in Asheville, North Carolina, and Okmulgee, Oklahoma, were closed as part of this plan. The company began to benefit from operating fewer manufacturing facilities in 1994 as fixed costs declined and the annual plant utilization rate for the glass container business increased from 86 percent in 1993 to 92 percent in 1994. In conjunction with the sale of the glass business in 1995, $14.8 million provided in 1993 and identified for the closure of an additional glass container facility was released as a part of the net loss on the disposition of the glass business. The remaining $16.8 million at December 31, 1995, is adequate to complete the disposition of the retained glass assets and the consolidation of certain metal packaging operations.

     Other charges in 1993 within the packaging segment of $10.4 million were largely for the write-off of machinery and equipment as a result of industry-wide changes in beverage container specifications. These reserves were fully utilized at December 31, 1995.

     Costs of $19.4 million associated with the disposition of the VIGS and all-light-level television (ALLTV) product lines were included in the aerospace and technologies segment in 1993. In May 1994 the company sold certain assets of the VIGS unit, but foreclosed on its security interest in the assets in September 1994. As a result of the foreclosure, the assets were returned to the company. Additional charges of $8.0 million and $4.0 million were recorded in 1995 and 1994, respectively, for costs associated with the foreclosure and wind-down of the VIGS business. The remaining $5.2 million at December 31, 1995, is adequate to complete unresolved matters. Costs of $9.7 million for segment administrative consolidations were part of the reserve in 1993, all of which has been utilized at December 31, 1995.

     At December 31, 1995, restructuring and other reserves related to the 1993 restructuring plan included in the Consolidated Balance Sheet totaled $22.0 million of which $10.8 million will not impact future cash flows apart from related tax benefits. The remaining $11.2 million represents future pretax cash outflows, the majority of which is expected to be incurred in 1996. The exact timing of those cash outflows is dependent upon the pace of facility consolidation.

     The company's businesses and competitive posture are evaluated continually for the purpose of improving financial performance. Accordingly, there can be no assurance that all of the anticipated benefits of restructuring will be fully realized or that further restructuring or other measures will not become necessary in future years. In addition, in order to achieve, in part, the benefits anticipated from combining the glass businesses within Ball-Foster, it may become necessary to rationalize plants or equipment, or to eliminate redundant systems or processes, resulting in charges against earnings. The components, timing and amounts of the charges, if any, are uncertain at this time.

Other
Cumulative Effect of Changes in Accounting
- - ------------------------------------------
Effective January 1, 1993, the company adopted the provisions of Statements of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 106 requires that the company's estimated postretirement benefit obligations be accrued by the dates at which participants attain eligibility for the benefits. Similarly, SFAS No. 112 requires accrual accounting for postemployment benefits.

     In connection with the adoption of SFAS No. 106, the company elected immediate recognition of the previously unrecognized transition obligation through a pretax charge to earnings as of January 1, 1993, in the amount of $46.0 million ($28.5 million after tax or 99 cents per share), which represents the cumulative effect on prior years of the change in accounting. The company's early adoption of SFAS No. 112 for postemployment benefits resulted in a pretax charge of $10.0 million ($6.2 million after tax or 22 cents per share) to recognize the cumulative effect on prior years.


New Accounting Pronouncements
- - -----------------------------
The Financial Accounting Standards Board issued SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and SFAS No. 123, "Accounting for Stock-Based Compensation," which are effective for the company beginning in 1996. SFAS No. 121 requires a review for impairment of long-lived assets and certain identifiable intangibles used in the business whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The statement also requires that long-lived assets and certain identifiable intangibles which are held for disposition should be reported at the lower of carrying amount or fair value less cost to sell. The company has not yet determined the impact, if any, of adopting this statement.

     SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 also defines a fair value-based method of accounting for employee stock options and encourages, though does not require, companies to adopt that method of accounting for all employee stock compensation plans. The company will continue to account for its stock-based employee compensation programs as prescribed by existing generally accepted accounting principles.

Inflation, Risks, Uncertainties and the Use of Estimates
- - --------------------------------------------------------
The U.S. economy and the company have experienced minor general inflation during the past several years. Management believes that evaluation of the company's performance during the periods covered by these consolidated financial statements should be based upon historical financial statements.

     In the ordinary course of business, the company is subject to various risks and uncertainties due, in part, to the highly competitive nature of the industries in which the company participates, its operations in developing markets outside the U.S., volatile costs of commodity materials used in the manufacture of its products, and changing capital markets. Where possible and practicable, the company attempts to minimize these risks and uncertainties.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Future events could affect these estimates.

Litigation
- - ----------
On July 27, 1994, Onex Corporation (Onex) initiated arbitration before the International Chamber of Commerce, alleging that the company was in breach of a joint venture agreement dated September 15, 1988. Onex's demand represented a claim against the company for approximately $30 million. The company denied the allegations of Onex's complaint. On August 1, 1995, the Arbitral Tribunal decided the case in favor of Ball Corporation. The parties had previously agreed to be bound by the decision of the Tribunal.

     From time to time, the company is subject to routine litigation incidental to its business. Additionally, the U.S. Environmental Protection Agency has designated the company as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. However, the company's information at this time does not indicate that these matters will have a material, adverse effect upon financial condition, results of operations, capital expenditures or competitive position of the company.