Form 10-K, Exhibit 13
period 1996-12-31
BALL CORP
filed 1997-03-31
CIK 9389

Exhibit 13.1
                               1996 Annual Report

                                        1
                        Consolidated Financial Statements

                                        5
                   Notes to Consolidated Financial Statements

                                       24
                  Report of Management on Financial Statements
                        Report of Independent Accountants

                                       25
                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

                                       32
                   Five-Year Review of Selected Financial Data

Consolidated Statement of Income (Loss)
Ball Corporation and Subsidiaries


                                                                                     Year ended December 31,
                                                                         ------------------------------------------------
(dollars in millions except per share amounts)                               1996              1995             1994
                                                                         -------------     -------------    -------------

Net sales                                                                   $2,184.4          $2,045.8         $1,842.8
                                                                         -------------     -------------    -------------

Costs and expenses
     Cost of sales                                                           2,007.3           1,836.6          1,615.0
     General and administrative expenses                                        77.5              83.3             79.3
     Selling and product development expenses                                   15.7              16.2             18.9
     Dispositions and other                                                     21.0               7.1              6.8
     Interest expense                                                           33.3              25.7             26.9
                                                                         -------------     -------------    -------------
                                                                             2,154.8           1,968.9          1,746.9
                                                                         -------------     -------------    -------------

   Income from continuing operations before taxes on income                     29.6              76.9             95.9
   Provision for income tax expense                                             (7.2)            (26.4)           (34.4)
   Minority interests                                                            0.2              (1.6)             -
   Equity in (losses) earnings of affiliates:
     EarthWatch                                                                (12.3)             (1.3)             -
     All other                                                                   2.8               4.3              2.5
                                                                         -------------     -------------    -------------

   Net income (loss) from:
     Continuing operations                                                      13.1              51.9             64.0
     Discontinued operations                                                    11.1             (70.5)             9.0
                                                                         -------------     -------------    -------------

   Net income (loss)                                                            24.2             (18.6)            73.0
     Preferred dividends, net of tax benefit                                    (2.9)             (3.1)            (3.2)
                                                                         -------------     -------------    -------------

   Net earnings (loss) attributable to common shareholders                  $   21.3          $  (21.7)        $   69.8
                                                                         =============     =============    =============

   Net earnings (loss) per share of common stock:
     Continuing operations                                                  $   0.34          $   1.63         $   2.05
     Discontinued operations                                                    0.36             (2.35)            0.30
                                                                         -------------     -------------    -------------
                                                                            $   0.70          $  (0.72)        $   2.35
                                                                         =============     =============    =============
   Fully diluted earnings (loss) per share:
     Continuing operations                                                  $   0.34           $  1.54          $  1.92
     Discontinued operations                                                    0.34             (2.18)            0.28
                                                                         -------------     -------------    -------------
                                                                            $   0.68          $  (0.64)        $   2.20
                                                                         =============     =============    =============

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheet
Ball Corporation and Subsidiaries


                                                                                                December 31,
                                                                                       -------------------------------
(dollars in millions)                                                                      1996              1995
                                                                                       -------------     -------------

Assets
Current assets
   Cash and temporary investments                                                         $  169.2         $    5.1
   Accounts receivable, net                                                                  245.9            190.2
   Inventories, net                                                                          302.0            318.5
   Deferred income tax benefits and prepaid expenses                                          49.5             60.5
                                                                                       -------------     -------------
     Total current assets                                                                    766.6            574.3
                                                                                       -------------     -------------
Discontinued operations                                                                       -               200.8
                                                                                       -------------     -------------

Property, plant and equipment, at cost
   Land                                                                                       24.2             24.0
   Buildings                                                                                 264.8            230.2
   Machinery and equipment                                                                   980.5            879.2
                                                                                       -------------     -------------
                                                                                           1,269.5          1,133.4
   Accumulated depreciation                                                                 (570.5)          (505.3)
                                                                                       -------------     -------------
                                                                                             699.0            628.1
                                                                                       -------------     -------------
Other assets                                                                                 235.2            210.8
                                                                                       -------------     -------------
                                                                                          $1,700.8         $1,614.0
                                                                                       =============     =============

Liabilities and Shareholders' Equity
Current liabilities
   Short-term debt and current portion of long-term debt                                  $  175.2         $  155.0
   Accounts payable                                                                          214.3            195.3
   Salaries, wages and accrued employee benefits                                              64.2             72.8
   Other current liabilities                                                                  57.3             73.9
                                                                                       -------------     -------------
     Total current liabilities                                                               511.0            497.0
                                                                                       -------------     -------------
Noncurrent liabilities
   Long-term debt                                                                            407.7            320.4
   Deferred income taxes                                                                      34.7             30.0
   Employee benefit obligations and other                                                    136.0            177.9
                                                                                       -------------     -------------
     Total noncurrent liabilities                                                            578.4            528.3
                                                                                       -------------     -------------
Contingencies
Minority interests                                                                             7.0              6.0
                                                                                       -------------     -------------
Shareholders' equity
   Series B ESOP Convertible Preferred Stock                                                  61.7             65.6
   Unearned compensation  -  ESOP                                                            (44.0)           (50.4)
                                                                                       -------------     -------------
     Preferred shareholder's equity                                                           17.7             15.2
                                                                                       -------------     -------------
   Common stock (32,976,708 shares issued - 1996;
     32,172,768 shares issued - 1995)                                                        315.2            293.8
   Retained earnings                                                                         344.5            336.4
   Treasury stock, at cost (2,458,483 shares - 1996; 2,058,173 shares - 1995)                (73.0)           (62.7)
                                                                                       -------------     -------------
     Common shareholders' equity                                                             586.7            567.5
                                                                                       -------------     -------------
         Total shareholders' equity                                                          604.4            582.7
                                                                                       -------------     -------------
                                                                                          $1,700.8         $1,614.0
                                                                                       =============     =============


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows
Ball Corporation and Subsidiaries


                                                                                Year ended December 31,
                                                                    ------------------------------------------------
(dollars in millions)                                                   1996             1995              1994
                                                                    -------------    --------------    -------------

Cash Flows from Operating Activities
Net income from continuing operations                                  $ 13.1           $ 51.9             $ 64.0
Reconciliation of net income from continuing operations
     to net cash provided by operating activities:
   Depreciation and amortization                                         93.5             78.7               78.6
   Dispositions and other                                                21.0              7.1                6.8
   Net payments related to dispositions and other                       (11.2)           (10.8)              (6.1)
   Deferred taxes on income                                              12.4              6.7                7.1
   Other                                                                 12.8              9.2               (7.4)
Working capital changes, excluding effects of dispositions:
   Accounts receivable                                                  (62.4)           (27.1)              (6.7)
   Inventories                                                            3.2            (69.8)              (6.5)
   Other current assets                                                  15.5            (32.6)               3.8
   Accounts payable                                                      19.0             22.8               49.3
   Other current liabilities                                            (32.6)            (3.2)               8.8
                                                                    -------------    --------------    -------------
         Net cash provided by operating activities                       84.3             32.9              191.7
                                                                    -------------    --------------    -------------

Cash Flows from Investing Activities
   Additions to property, plant and equipment                          (196.1)          (178.9)             (41.3)
   Investments in and advances to affiliates                            (27.7)           (55.2)              (5.6)
   Company-owned life insurance, net                                    (10.3)            88.4               (1.4)
   Net cash flows from:
     Discontinued operations                                            188.1            116.7               (2.0)
     Proceeds (net) from sale of other businesses                        41.3             14.5                -
   Other                                                                (13.7)            17.8                9.7
                                                                    -------------    --------------    -------------
         Net cash (used in) provided by investing activities            (18.4)             3.3              (40.6)
                                                                    -------------    --------------    -------------

Cash Flows from Financing Activities
   Changes in long-term borrowings                                      167.6             22.2              (74.3)
   Principal payments of long-term debt                                 (66.6)           (79.9)             (44.9)
   Net change in short-term borrowings                                   12.9             40.0              (15.0)
   Common and preferred dividends                                       (22.8)           (23.0)             (22.9)
   Proceeds from issuance of common stock under
     various employee and shareholder plans                              21.4             32.5               19.8
   Acquisitions of treasury stock                                       (10.2)           (27.5)              (9.9)
   Other                                                                 (4.1)            (5.8)              (1.7)
                                                                    -------------    --------------    -------------
         Net cash provided by (used in) financing activities             98.2            (41.5)            (148.9)
                                                                    -------------    --------------    -------------

Net Increase (Decrease) in Cash                                         164.1             (5.3)               2.2
Cash and temporary investments at beginning of year                       5.1             10.4                8.2
                                                                    -------------    --------------    -------------
Cash and Temporary Investments at End of Year                          $169.2           $  5.1             $ 10.4
                                                                    =============    ==============    =============

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity
Ball Corporation and Subsidiaries


                                                       Number of Shares                       Year ended December 31,
                                                        (in thousands)                         (dollars in millions)
                                               1996          1995          1994          1996          1995          1994
                                             ----------    ----------    ----------    ----------    ----------    ----------

Series B ESOP Convertible
   Preferred Stock
   Balance, beginning of year                   1,787         1,828         1,870        $ 65.6        $ 67.2        $ 68.7
   Shares retired                                (106)          (41)          (42)         (3.9)         (1.6)         (1.5)
                                             ----------    ----------    ----------    ----------    ----------    ----------
   Balance, end of year                         1,681         1,787         1,828        $ 61.7        $ 65.6        $ 67.2
                                             ==========    ==========    ==========    ==========    ==========    ==========

Unearned Compensation - ESOP
   Balance, beginning of year                                                            $(50.4)       $(55.3)       $(58.6)
   Amortization                                                                             6.4           4.9           3.3
                                                                                       ----------    ----------    ----------
   Balance, end of year                                                                  $(44.0)       $(50.4)       $(55.3)
                                                                                       ==========    ==========    ==========

Common Stock
   Balance, beginning of year                  32,173        31,034        30,258        $293.8        $261.3        $241.5
   Shares issued for stock options and
     other employee and shareholder stock
     plans less shares exchanged                  804         1,139           776          21.4          32.5          19.8
                                             ----------    ----------    ----------    ----------    ----------    ----------
   Balance, end of year                        32,977        32,173        31,034        $315.2        $293.8        $261.3
                                             ==========    ==========    ==========    ==========    ==========    ==========

Retained Earnings
   Balance, beginning of year                                                            $336.4        $378.6        $332.2
   Net income (loss) for the year                                                          24.2         (18.6)         73.0
   Common dividends                                                                       (18.1)        (18.0)        (17.8)
   Preferred dividends,
     net of tax benefit                                                                    (2.9)         (3.1)         (3.2)
   Foreign currency translation adjustment
                                                                                           (0.5)         (1.4)         (6.7)
   Change in additional minimum
     pension liability, net of tax                                                          5.4          (1.1)          1.1
                                                                                       ----------    ----------    ----------
   Balance, end of year                                                                  $344.5        $336.4        $378.6
                                                                                       ==========    ==========    ==========

Treasury Stock
   Balance, beginning of year                  (2,058)       (1,167)         (812)       $(62.7)       $(35.1)       $(25.1)
   Shares reacquired                             (399)         (889)         (350)        (10.2)        (27.5)         (9.9)
   Shares issued for stock options and
     other employee and shareholder stock
     plans less shares exchanged                   (1)           (2)           (5)         (0.1)         (0.1)         (0.1)
                                             ----------    ----------    ----------    ----------    ----------    ----------
   Balance, end of year                        (2,458)       (2,058)       (1,167)       $(73.0)       $(62.7)       $(35.1)
                                             ==========    ==========    ==========    ==========    ==========    ==========

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
Ball Corporation and Subsidiaries

Significant Accounting Policies

Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the accounts of Ball Corporation and majority-owned subsidiaries (collectively, Ball or the Company). Investments in 20 percent through 50 percent owned affiliated companies, and majority-owned affiliates where control is temporary, are included under the equity method where Ball exercises significant influence over operating and financial affairs. Otherwise, investments are included at cost. Differences between the carrying amounts of equity investments and the Company's interest in underlying net assets are amortized over periods benefited. Significant intercompany transactions are eliminated. Certain amounts for 1995 and 1994 have been reclassified to conform to the 1996 presentation.
     In October 1996, the Company sold its 42 percent interest in Ball-Foster Glass Container Co., L.L.C. (Ball-Foster), a joint venture company formed in 1995, to Compagnie de Saint-Gobain (Saint-Gobain). With this sale, Ball no longer participates in the manufacture or sale of glass containers. Accordingly, the accompanying consolidated financial statements and notes have been restated from amounts previously reported to segregate the financial effects of the glass business as discontinued operations. See the note, "Discontinued Operations," for more information regarding this transaction. Amounts included in the notes to consolidated financial statements pertain to continuing operations, except where otherwise noted.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Future events could affect these estimates.

Foreign Currency Translation
Foreign currency financial statements of foreign operations, where the local currency is the functional currency, are translated using period-end exchange rates for assets and liabilities and average exchange rates during each period for results of operations and cash flows.

Revenue Recognition
Sales and earnings are recognized primarily upon shipment of products, except in the case of long-term contracts within the aerospace and technologies segment for which revenue is recognized under the percentage-of-completion method. Certain of these contracts provide for fixed and incentive fees, which are recorded as they are earned or when incentive amounts become determinable. Provision for estimated contract losses, if any, are made in the period that such losses are determined.

Temporary Investments
Temporary investments are considered cash equivalents if original maturities are three months or less.

Financial Instruments
Accrual accounting is applied for financial instruments classified as hedges. Costs of hedging instruments are deferred as a cost adjustment, or deferred and amortized as a yield adjustment, over the term of the hedging agreement. Gains and losses on early terminations of derivative financial instruments related to debt are deferred and amortized as yield adjustments. Deferred gains and losses related to exchange rate forwards are recognized as cost adjustments of the related purchase or sale transaction.

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

Depreciation and Amortization
Depreciation is provided on the straight-line method in amounts sufficient to amortize the cost of the properties over their estimated useful lives (buildings
- 15 to 40 years; machinery and equipment - 5 to 10 years). Goodwill is amortized over the periods benefited, generally up to 40 years. The Company evaluates long-lived assets, including goodwill and other intangibles, based on fair values or undiscounted cash flows whenever significant events or changes in circumstances occur which indicate the carrying amount may not be recoverable.

Taxes on Income
Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each balance sheet date, based upon enacted income tax laws and tax rates. Income tax expense or benefit is provided based on earnings reported in the financial statements. The provision for income tax expense or benefit differs from the amounts of income taxes currently payable because certain items of income and expense included in the consolidated financial statements are recognized in different time periods by taxing authorities.

Employee Stock Ownership Plan
Ball records the cost of its Employee Stock Ownership Plan (ESOP) using the shares allocated transitional method under which the annual pretax cost of the ESOP, including preferred dividends, approximates program funding. Compensation and interest components of ESOP cost are included in net income; preferred dividends, net of related tax benefits, are shown as a reduction from net income. Unearned compensation-ESOP recorded within the accompanying balance sheet is reduced as the principal of the guaranteed ESOP notes is amortized.

Earnings Per Share
Earnings per share computations are based upon net earnings (loss) attributable to common shareholders and the weighted average number of common shares outstanding each year. Fully diluted earnings per share computations assume that the Series B ESOP Convertible Preferred Stock (ESOP Preferred) was converted into additional outstanding common shares and that outstanding dilutive stock options were exercised. In the fully diluted computation, net earnings (loss) attributable to common shareholders is adjusted for additional ESOP contributions which would be required if the ESOP Preferred was converted to common shares and excludes the tax benefit of deductible common dividends upon the assumed conversion of the ESOP Preferred.
     In 1995, the assumed conversion of preferred stock and exercise of stock options resulted in a dilutive effect on continuing operations. Accordingly, the fully diluted weighted average share amounts are required to be used for discontinued operations, resulting in a lower total loss per share than the loss per common share.

New Accounting Pronouncements
Ball has adopted Statements of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective January 1, 1996. In accordance with this statement, Ball has evaluated the recoverability of goodwill and other intangible assets and determined that no material impairment exists at December 31, 1996. In connection with decisions to discontinue manufacturing activities at certain facilities, consistent with SFAS No. 121 and the Company's prior practice, Ball recorded charges to write down the carrying value of property, plant and equipment to estimated net realizable value. See the note, "Dispositions and Other," for additional information.
     The Financial Accounting Standards Board also issued SFAS No. 123, "Accounting for Stock-Based Compensation," effective in 1996. SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 also defines a fair value-based method of accounting for employee stock options and encourages, though does not require, companies to adopt that method of accounting for stock-based employee compensation plans. Ball will continue to account for its stock-based employee compensation programs using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." In accordance with SFAS No. 123, the Company has provided, on a pro forma basis, the effect of employee stock options using the fair value-based method of accounting. See the note, "Shareholders' Equity," for additional information.

Discontinued Operations
In September 1995, the Company sold substantially all of the assets of Ball Glass Container Corporation (Ball Glass), a wholly owned subsidiary of Ball, to Ball-Foster for approximately $323 million in cash. Concurrent with this transaction, the Company acquired a 42 percent interest in Ball-Foster for $180.6 million. The remaining 58 percent interest was acquired for $249.4 million by Saint-Gobain. Ball-Foster also acquired substantially all of the assets of Foster-Forbes, a unit of American National Can Company, for approximately $680 million in cash.
     In May 1996, Ball-Foster agreed to assume the pension liabilities for former hourly glass employees. The actuarially determined projected benefit obligation was approximately $118.1 million at the date the obligation was assumed. Ball transferred related plan assets of $103.7 million, including $18.8 million which the Company funded in 1996. In October 1996, the Company sold its interest in Ball-Foster to Saint-Gobain for $190 million in cash and received an additional $15 million in cash in final settlement of the 1995 transaction.
Effective with this transaction, Ball no longer participates in the glass business.
     As a result of the above transactions, Ball ultimately realized net cash proceeds, including distributions from Ball-Foster, of approximately $337 million.
     Discontinued operations within the accompanying balance sheet at December 31, 1995, included $17.9 million of net current assets and $182.9 million of net noncurrent assets, and excluded the hourly glass employee pension liability subsequently assumed by Ball-Foster in 1996.
     The following table provides summary income statement data related to the discontinued glass business:

                                                                                   Year ended December 31,
                                                                       -------------------------------------------------
(dollars in millions)                                                      1996              1995              1994
                                                                       -------------     -------------     -------------

Net sales                                                                  $  -              $545.9            $750.6
                                                                       -------------     -------------     -------------

Earnings  attributable to previously  consolidated  Ball Glass operations before interest and taxes on income, excluding
   loss on sale                                                           $   -             $  30.5           $  38.0
Pretax gain (loss) on sale of Ball-Foster/Ball Glass                         24.1            (111.1)              -
Ball's share of Ball-Foster's net loss                                       (7.6)             (2.3)              -
Adjustment of provisions to currently estimated requirements                 11.0               -                 -
Allocated interest expense                                                   (5.5)            (12.1)            (14.1)
Provision for income tax (expense) benefit                                  (10.9)             27.5             (10.3)
Minority interest                                                             -                (3.0)             (4.6)
                                                                       -------------     -------------     -------------
Net income (loss) attributable to the glass business                       $ 11.1            $(70.5)           $  9.0
                                                                       =============     =============     =============

     Interest expense allocated to the glass business was based on the average net assets of the glass business and Ball's weighted average interest rate for general borrowings. Debt specifically identified with the Company's other operations was excluded in determining the weighted average interest rate. The net income (loss) attributable to discontinued operations included allocated general and administrative expenses directly related to the glass business of approximately $5.7 million and $3.2 million for 1995 and 1994, respectively.

Business Segment Information
The   Company   has  two  business  segments:   packaging,  and   aerospace  and
technologies.

Packaging
The packaging segment includes the following operations:

     Metal   - manufacture of metal beverage and food containers and ends.
     Plastic - manufacture   of   PET    (polyethylene  terephthalate)   plastic
               containers, primarily for use in beverage and food packaging.

     The net loss recognized in connection with the sale of the Company's aerosol container business in October 1996, and the operating results of that business through its disposition, are included within the segment's results. Effective January 1, 1995, as a result of increased ownership, the Company consolidated FTB Packaging. Previously, this investment had been accounted for under the equity method. Also in 1995, the Company entered the PET plastic container manufacturing business; revenues and costs in connection with the start-up of that business are included within packaging segment results.

Aerospace and Technologies
The aerospace and technologies segment includes the following two divisions: the aerospace systems division, comprised of civil space systems, technology operations, defense systems, commercial space operations and systems engineering; and the telecommunication products division, comprised of advanced antenna and video systems and communication and video products. In March 1995, Ball sold its Efratom time and frequency measurement business. The gain recorded in connection with the sale is included as part of the aerospace and technologies segment operating earnings, as are the results of that business through the date of sale.

Financial data segmented by geographic area is provided below.

Summary of Business by Geographic Area
(dollars in millions)                       U.S.            Canada             Asia          Eliminations       Consolidated
                                        -------------    -------------     -------------    ---------------     ---------------

1996
Net sales
   Sales to unaffiliated customers        $1,826.3           $291.2             $66.9            $  -              $2,184.4
   Inter-area sales to affiliates              -                0.5               -                (0.5)                -
                                        -------------    -------------     -------------    ---------------     ---------------
                                           1,826.3            291.7              66.9              (0.5)            2,184.4
                                        =============    =============     =============    ===============     ===============
Consolidated operating earnings (1)           62.0              4.4               3.0              (1.4)               68.0
                                        =============    =============     =============    ===============     ===============
Assets employed in operations             $  976.5           $217.9            $138.4            $ (2.5)           $1,330.3
                                        =============    =============     =============    ===============     ===============

1995
Net sales
   Sales to unaffiliated customers        $1,685.7           $304.0            $ 56.1            $  -              $2,045.8
   Inter-area sales to affiliates              -                0.3               -                (0.3)                -
                                        -------------    -------------     -------------    ---------------     ---------------
                                           1,685.7            304.3              56.1              (0.3)            2,045.8
                                        =============    =============     =============    ===============     ===============
Consolidated operating earnings (1)           92.1             19.1               4.7              (0.1)              115.8
                                        =============    =============     =============    ===============     ===============
Assets employed in operations             $  951.1           $198.2            $ 60.4            $ (3.7)           $1,206.0
                                        =============    =============     =============    ===============     ===============

1994
Net sales
   Sales to unaffiliated customers        $1,563.0           $279.8                              $  -              $1,842.8
   Inter-area sales to affiliates              0.6              1.0                                (1.6)                -
                                        -------------    -------------                      ---------------     ---------------
                                           1,563.6            280.8                                (1.6)            1,842.8
                                        =============    =============                      ===============     ===============
Consolidated operating earnings (1)          119.1             19.7                                 -                 138.8
                                        =============    =============                      ===============     ===============
Assets employed in operations             $  819.6           $193.3                              $ (5.2)           $1,007.7
                                        =============    =============                      ===============     ===============

(1)  Refer to the note, "Dispositions and Other."


Summary of Business by Segment
(dollars in millions)                                          1996              1995             1994
                                                           -------------     -------------    -------------

Net Sales
Packaging:
   Metal                                                     $1,765.8          $1,730.0         $1,574.8
   Plastic                                                       56.3               -                -
                                                           -------------     -------------    -------------
     Total packaging                                          1,822.1           1,730.0          1,574.8
Aerospace and technologies                                      362.3             315.8            268.0
                                                           -------------     -------------    -------------
   Consolidated net sales                                    $2,184.4          $2,045.8         $1,842.8
                                                           =============     =============    =============

Income
Packaging                                                    $   57.6          $   95.6         $  119.7
Dispositions and other (1)                                      (21.0)            (10.9)             -
                                                           -------------     -------------    -------------
     Total packaging                                             36.6              84.7            119.7
                                                           -------------     -------------    -------------
Aerospace and technologies                                       31.4              27.3             23.1
Dispositions and other (1)                                        -                 3.8             (4.0)
                                                           -------------     -------------    -------------
     Total aerospace and technologies                            31.4              31.1             19.1
                                                           -------------     -------------    -------------

Consolidated operating earnings                                  68.0             115.8            138.8
Corporate expenses, net (1)                                      (5.1)            (13.2)           (16.0)
Interest expense                                                (33.3)            (25.7)           (26.9)
                                                           -------------     -------------    -------------
   Consolidated income from continuing operations before
     taxes on income                                         $   29.6          $   76.9         $   95.9
                                                           =============     =============    =============

Assets Employed in Operations
Packaging                                                    $1,198.7          $1,081.0          $ 883.5
Aerospace and technologies                                      131.6             125.0            124.2
                                                           -------------     -------------    -------------
     Assets employed in operations                            1,330.3           1,206.0          1,007.7
Discontinued operations                                           -               200.8            388.0
Investments in affiliates (2)                                    80.9              84.5             30.8
Corporate (3)                                                   289.6             122.7            205.4
                                                           -------------     -------------    -------------
   Total assets                                              $1,700.8          $1,614.0         $1,631.9
                                                           =============     =============    =============

Property, Plant and Equipment Additions
Packaging                                                    $  179.7          $  163.3         $   34.7
Aerospace and technologies                                       15.1              13.9              5.3
Corporate                                                         1.3               1.7              1.3
                                                           -------------     -------------    -------------
   Total additions                                           $  196.1          $  178.9         $   41.3
                                                           =============     =============    =============

Depreciation and Amortization
Packaging                                                    $   78.9          $   65.5         $   64.4
Aerospace and technologies                                       12.5              10.9             11.5
Corporate                                                         2.1               2.3              2.7
                                                           -------------     -------------    -------------
   Total depreciation and amortization                       $   93.5          $   78.7         $   78.6
                                                           =============     =============    =============

(1)  Refer to the note, "Dispositions and Other."
(2)  Refer to the note, "Other Assets."
(3) Corporate assets include cash and temporary investments, current deferred and prepaid income taxes, amounts related to employee benefit plans and corporate facilities and equipment.

Major Customers
Packaging segment sales to Anheuser-Busch Companies, Inc., represented approximately 11 percent, 14 percent and 16 percent of consolidated net sales in 1996, 1995 and 1994, respectively. Sales to PepsiCo, Inc., and affiliates represented approximately 12 percent of consolidated net sales in 1996 and less than 10 percent of consolidated net sales in each of 1995 and 1994. Sales to all bottlers of Pepsi-Cola and Coca-Cola branded beverages comprised approximately 36 percent, 32 percent and 30 percent of consolidated net sales in 1996, 1995 and 1994, respectively. Sales to various U.S. government agencies by the aerospace and technologies segment, either as a prime contractor or as a subcontractor, represented approximately 15 percent, 13 percent and 11 percent of consolidated net sales in 1996, 1995 and 1994, respectively.

Dispositions and Other

1996 Transactions
In October 1996, Ball sold its U.S. aerosol container manufacturing business, with net assets of approximately $47.5 million, including $6.0 million of goodwill, for $44.3 million, comprised of a $3.0 million note and cash. In connection with the sale, the Company recorded a loss of $3.3 million ($4.4 million after tax or 14 cents per share).
     In late 1996, the Company closed a metal food container manufacturing facility and discontinued the manufacture of metal beverage containers at another facility. Ball recorded a charge of $14.9 million ($9.3 million after tax or 31 cents per share) consisting of $9.4 million to write down assets to net realizable value and $5.5 million for employee termination costs, benefits and other direct costs. In addition, in the first quarter of 1996, Ball recorded a charge of $2.8 million ($1.7 million after tax or six cents per share) for employee termination costs, primarily related to the metal packaging business.
     In 1994, the Company and WorldView, Inc., formed EarthWatch, Incorporated (EarthWatch) to commercialize certain proprietary technologies by serving the market for satellite-based remote sensing images of the Earth. Through December 31, 1995, the Company invested approximately $21 million in EarthWatch. EarthWatch has experienced extended product development and deployment delays and is expected to incur significant product development losses into the future, exceeding Ball's investment. Ball has no commitments to provide additional equity or debt financing to EarthWatch beyond its investment to date. EarthWatch indicates that it will seek further significant development stage financing during 1997. Although Ball is currently a 49 percent equity owner of EarthWatch and has contracted to design, and may elect to produce, satellites for that company in the future, the remaining carrying value of the investment was written off. Accordingly, Ball recorded a pretax charge of $15.0 million ($9.3 million after tax or 31 cents per share) in the fourth quarter of 1996.

1995 and 1994 Transactions
In March 1995, the Company sold its Efratom time and frequency measurement business to Datum Inc. (Datum) for cash of $15.0 million and approximately 1.3 million shares of Datum common stock with a market value at the date of the sale of $14.0 million. Ball recorded a gain of $11.8 million ($7.7 million after tax or 25 cents per share). The Company records its 32 percent share of Datum's earnings under the equity method; the investment is included in other assets in the consolidated balance sheet. Based on the closing market price of the publicly traded shares on December 31, the market value of the Company's investment in Datum was $21.6 million and $13.1 million for 1996 and 1995, respectively.
     In late 1995, the metal packaging business recorded a charge of $10.9 million ($6.6 million after tax or 22 cents per share) as a result of the curtailment of certain manufacturing capacity and write-down of certain unproductive manufacturing equipment to net realizable value. The charge included $7.5 million for asset write-downs to net realizable value and $3.4 million for employment termination costs, benefits and other direct costs. Curtailment activities were substantially completed during 1996.
     Additional charges of $8.0 million and $4.0 million were recorded in 1995 and 1994, respectively, for costs associated with the 1993 decision to exit the visual image generating systems (VIGS) business. Also in 1994, the Company recorded a charge of $2.8 million, included in corporate expenses, associated with the early retirement of certain former employees, partially offset by a gain on the sale of a portion of Ball's Taiwan joint venture interest.

Accounts Receivable

Sale of Trade Accounts Receivable
Ball has an agreement to sell, on a revolving basis without recourse, an undivided percentage ownership interest in a designated pool of up to $75.0 million of packaging trade accounts receivable. The current agreement expires in December 1997. The Company's retained credit exposure on receivables sold is limited to $8.5 million.
     At December 31, 1996 and 1995, the $66.5 million of trade receivables sold was reflected as a reduction of accounts receivable in the accompanying consolidated balance sheet. Costs of the program are based on certain variable interest indices and are included in general and administrative expenses. Costs recorded in 1996, 1995 and 1994 amounted to $3.7 million, $4.3 million and $3.0 million, respectively.

Accounts Receivable in Connection with Long-Term Contracts
Net accounts receivable under long-term contracts, due primarily from agencies of the U.S. government, were $60.4 million and $59.9 million at December 31, 1996 and 1995, respectively, and include gross unbilled amounts representing revenue earned but not yet billable of $23.5 million and $24.9 million, respectively. Approximately $7.6 million of gross unbilled receivables at December 31, 1996, is expected to be collected after one year.

Inventories
Inventories at December 31 consisted of the following:

(dollars in millions)                      1996              1995
                                      -------------     -------------
Raw materials and supplies               $ 95.7            $ 82.8
Work in process and finished goods        206.3             235.7
                                      -------------     -------------
                                         $302.0            $318.5
                                      =============     =============

     Effective January 1, 1995, Ball adopted the LIFO method of accounting for determining the cost of certain U.S. metal beverage container inventories as a preferable method for matching the cost of the products sold with the revenues generated. The impact of this change in accounting was an increase in cost of sales and corresponding decrease in operating earnings of $17.1 million ($10.4 million after tax or 35 cents per share). The Company is unable to determine the cumulative impact of this change on prior periods.
     Approximately 67 percent and 75 percent of total U.S. product inventories at December 31, 1996 and 1995, respectively, were valued using LIFO accounting. Inventories at December 31, 1996 and 1995, would have been $10.1 million and $17.1 million higher, respectively, than the reported amounts if the FIFO method, which approximates replacement cost, had been used for all inventories.

Other Assets
The composition of other assets at December 31 was as follows:


(dollars in millions)                                                                1996              1995
                                                                                  ------------     -------------

Investments in affiliates
  Packaging affiliates                                                                $ 66.8           $ 51.4
  Datum Inc.                                                                            14.1             14.3
  EarthWatch, Incorporated (1)                                                           -               18.8
                                                                                  ------------     -------------
     Total investments in affiliates                                                    80.9             84.5
Goodwill and other intangibles, net                                                     65.2             66.0
Net cash surrender value of company-owned life insurance                                32.5             16.8
Other                                                                                   56.6             43.5
                                                                                  ------------     -------------
                                                                                      $235.2           $210.8
                                                                                  ============     =============

(1)  Refer to the note, "Dispositions and Other."

Company-Owned Life Insurance
The Company has purchased insurance on the lives of certain employees. Premiums in 1996 were $5.7 million, and in 1995 and 1994, were approximately $20 million each year. Amounts in the consolidated statement of cash flows represent net cash flows from this program, including policy loans of $10.3 million, $113.2 million and $23.4 million in 1996, 1995 and 1994, respectively. Loans outstanding of $242.3 million and $233.0 million at December 31, 1996 and 1995, respectively, are reflected as a reduction in the net cash surrender value in the consolidated balance sheet. The policies are issued by Great-West Life Assurance Company and The Hartford Life Insurance Company. Legislation enacted in 1996 limits the amount of interest on policy loans which can be deducted for federal income tax purposes. The limits affect insurance programs initiated after June 1986, and phase-in over a three-year period. As a result of the new legislation, the Company was unable to deduct certain amounts of its policy loan interest in 1996, resulting in higher income tax expense of approximately $1.5 million (five cents per share). Ball has taken action to limit the impact of this new legislation on its future financial results.

Debt and Interest Costs
Short-term debt at December 31 consisted of the following:

                                                      1996                               1995
                                          ------------------------------     ------------------------------
                                                             Weighted                           Weighted
                                                             Average                            Average
(dollars in millions)                      Outstanding        Rate (1)        Outstanding        Rate (1)
                                          --------------     -----------     --------------     -----------

U.S. bank facilities                          $   -              5.5%             $ 21.7            6.2%
Canadian dollar commercial paper                 57.6            4.5%               43.3            6.1%
Asian bank facilities (2)                        58.7            7.2%               38.5            7.7%
                                          --------------                     --------------
                                               $116.3                             $103.5
                                          ==============                     ==============

(1) Represents the weighted average interest rate on short-term borrowings for the year.
(2) Facilities for FTB Packaging and affiliates in U.S. and Asian currencies. Borrowings are without recourse to Ball Corporation.

Long-term debt at December 31 consisted of the following:


(dollars in millions)                                                               1996              1995
                                                                                -------------     -------------

Notes Payable
   Private placements:
     6.29% to 6.82% serial installment notes (6.71% weighted average)               $150.0           $   -
       due through 2008
     8.09% to 8.75% serial installment notes (8.52% weighted average)
       due through 2012                                                              101.4             110.0
     8.20% to 8.57% serial notes (8.35% weighted average)
       due 1999 through 2000                                                          60.0              60.0
     9.95% to 10.00% serial notes (9.98% weighted average)
       due through 1998                                                               35.0              45.0
     9.66% serial note due 1998 (1)                                                   20.0              40.0
     Floating rate note (6.81% at December 31, 1996) due through 2001                 18.0               -
     6.62% note due January 1996 (2)                                                   -                20.0
Industrial Development Revenue Bonds
   Floating rates (2.5% to 4.3% at December 31, 1996) due through 2011                32.2              33.1
Capital Lease Obligations and Other                                                    6.0              13.4
ESOP Debt Guarantee
   8.38% installment notes due through 1999                                           18.9              25.3
   8.75% installment note due 1999 through 2001                                       25.1              25.1
                                                                                -------------     -------------
                                                                                     466.6             371.9
Less:
   Current portion of long-term debt                                                  58.9              51.5
                                                                                -------------     -------------
                                                                                    $407.7            $320.4
                                                                                =============     =============

(1) This note has been classified as current as the Company intends to prepay this note without penalty in 1997.
(2) This note was refinanced in January 1996 with long-term, fixed-rate debt due 2004 at 6.62 percent.

     In the U.S., Ball had committed revolving credit agreements at December 31, 1996, totaling $280 million consisting of a five-year facility for $150 million and 364-day facilities for $130 million. The revolving credit agreements provide for various borrowing rates, including borrowing rates based on the London Interbank Offered Rate (LIBOR). An additional $356 million in short-term funds were available on an uncommitted basis at year end 1996. The Canadian dollar commercial paper facility provides for committed short-term funds of approximately $87.6 million. In Asia, FTB Packaging had approximately $57.5 million in short-term committed funds and $56.2 million additional uncommitted funds available at December 31, 1996. Ball pays a facility fee on the committed facilities.
     In January 1996, the Company issued long-term, senior, unsecured notes to several insurance companies for $150 million with a weighted average interest rate of 6.71 percent and maturities from 1997 through 2008. Maturities of all fixed long-term debt obligations outstanding at December 31, 1996, are $51.5 million, $54.4 million, $56.7 million and $23.5 million for the years ending December 31, 1998 through 2001, respectively.
     The note agreements, bank credit agreement, ESOP debt guarantee and industrial development revenue bond agreements contain certain restrictions relating to dividends, investments, working capital requirements, guarantees and other borrowings. Under the most restrictive covenant, approximately $140 million was available for payment of dividends and purchases of treasury stock at December 31, 1996.

     Fixed-term debt at December 31, 1996, included an $18.0 million fixed-term, floating-rate note issued by FTB Packaging's People's Republic of China (PRC) affiliate in Beijing to finance the construction of the Beijing facility. This debt is guaranteed by FTB Packaging and is secured by the land and production equipment of the Beijing venture. In addition, FTB Packaging issues letters of credit in the ordinary course of business in connection with supplier arrangements and provides guarantees to secure bank financing for its affiliates in the PRC. At year end, FTB Packaging had outstanding letters of credit and guarantees of approximately $21.4 million in addition to the guarantee of the Beijing fixed-term note.
     ESOP debt represents borrowings by the trust for the Ball-sponsored ESOP which have been irrevocably guaranteed by the Company. Ball Corporation also provided a completion guarantee representing 50 percent of the debt issued by the Company's Brazilian joint venture to fund the construction in process at year end. At December 31, 1996, the Brazilian venture had debt outstanding of $40 million against a total facility of $54.2 million. Ball also issues letters of credit in the ordinary course of business to secure liabilities recorded in connection with the Company's deferred compensation program, industrial development revenue bonds and insurance arrangements, of which $77.2 million were outstanding at December 31, 1996.
     A summary of total interest cost paid and accrued follows:

(dollars in millions)                                              1996             1995              1994
                                                               -------------    -------------     -------------

Interest costs                                                      $39.9            $29.2             $29.1
Amounts capitalized                                                  (6.6)            (3.5)             (2.2)
                                                               -------------    -------------     -------------
   Interest expense                                                  33.3             25.7              26.9
                                                               =============    =============     =============
Gross amount paid during year  (1)                                  $37.3            $42.6             $37.6
                                                               =============    =============     =============

(1) Includes $5.5 million, $12.1 million and $14.1 million for 1996, 1995 and 1994, respectively, allocated to discontinued operations.

Financial and Derivative Instruments and Risk Management
In the ordinary course of business, the Company is subject to various risks and uncertainties due, in part, to the highly competitive nature of the industries in which Ball participates, its operations in developing markets outside the U.S., volatile costs of commodity materials used in the manufacture of its products and changing capital markets. Where practicable, Ball attempts to reduce these risks and uncertainties.
     The Company uses various techniques to reduce its exposure to significant changes in the cost of commodity materials, primarily aluminum, through arrangements with suppliers and, at times, through the use of certain derivative instruments designated as hedges. Financial derivatives, including interest rate swaps and options and forward exchange contracts, are used when circumstances warrant to manage the Company's interest rate and foreign exchange exposure. Interest rate derivatives are used principally to manage the Company's mix of floating- and fixed-rate debt within parameters that are consistent with its long-term financial strategy. Derivative instruments generally are not held for trading purposes.
     Under interest rate swap agreements, the Company agrees to exchange with the counter parties the difference between the fixed-rate and floating-rate interest amounts calculated on the notional amounts. Interest rate swap agreements outstanding at December 31, 1996, had notional amounts of $110 million at a floating rate and $81 million at a fixed rate, or a net floating-rate position of $29 million. These swap agreements effectively change the rate upon which interest expense is determined from a fixed rate to a floating rate of interest. At December 31, 1995, these agreements had notional amounts of $117 million at a fixed rate and $25 million at a floating rate, or a net fixed-rate position of $92 million. Fixed-rate agreements with notional amounts of $50 million at December 31, 1996 and 1995, included an interest rate floor.
     The related notional amounts of interest rate swaps and options serve as the basis for computing the cash flow due under these agreements but do not represent the Company's exposure through its use of these instruments. Although these instruments involve varying degrees of credit and interest risk, the counter parties to the agreements involve financial institutions which are expected to perform fully under the terms of the agreements.

     The fair value of all nonderivative financial instruments approximates their carrying amounts with the exception of long-term debt. Rates currently available to the Company for loans with similar terms and maturities are used to estimate the fair value of long-term debt based on discounted cash flows. The fair value of derivatives generally reflects the estimated amounts that Ball would pay or receive upon termination of the contracts at December 31, taking into account any unrealized gains or losses on open contracts.

                                                                        1996                           1995
                                                             ---------------------------    ----------------------------
                                                              Carrying         Fair          Carrying          Fair
(dollars in millions)                                          Amount          Value          Amount           Value
                                                             ------------    ------------   ------------    ------------

Long-term debt                                                 $466.6          $463.5         $371.9          $405.1
Unrealized net loss on derivative
   contracts relating to debt                                     -               1.9            -               4.9
Unrealized loss on derivative contracts
   relating to aluminum purchases                                 -               -              -               2.4

Leases
The Company leases warehousing and manufacturing space and certain manufacturing equipment, primarily within the packaging segment, and office space, primarily within its aerospace and technologies business. Under certain of these lease arrangements, which will commence payments in 1997, the Company has guaranteed the lessor a minimum residual value estimated to be approximately $68.4 million. In addition, noncancellable operating leases in effect at December 31, 1996, require rental payments of $23.7 million, $24.2 million, $21.4 million, $19.0 million and $11.1 million for the years 1997 through 2001, respectively, and $22.5 million for years thereafter. Lease expense for all operating leases was $28.9 million, $18.1 million and $14.1 million in 1996, 1995 and 1994, respectively.

Taxes on Income
The amounts of income from continuing operations before income taxes by national jurisdiction follow:


(dollars in millions)                                              1996             1995              1994
                                                               -------------    -------------     -------------

Domestic                                                            $17.9            $60.6             $80.7
Foreign                                                              11.7             16.3              15.2
                                                               -------------    -------------     -------------
                                                                    $29.6            $76.9             $95.9
                                                               =============    =============     =============

     The provision for income tax expense for continuing operations was comprised as follows:

(dollars in millions)                                               1996            1995              1994
                                                               -------------    -------------     -------------

Current
   U.S.                                                            $ (7.2)         $  13.1           $  21.3
   State and local                                                    -                4.4               5.1
   Foreign                                                            2.0              2.2               0.9
                                                               -------------    -------------     -------------
     Total current                                                   (5.2)            19.7              27.3
                                                               -------------    -------------     -------------
Deferred
   U.S.                                                               8.4              3.2               1.8
   State and local                                                    1.3             (0.3)             (0.5)
   Foreign                                                            2.7              3.8               5.8
                                                               -------------    -------------     -------------
     Total deferred                                                  12.4              6.7               7.1
                                                               -------------    -------------     -------------
Provision for income taxes                                         $  7.2          $  26.4           $  34.4
                                                               =============    =============     =============

     The provision for income tax expense recorded within the consolidated statement of income (loss) differs from the amount of income tax expense determined by applying the U.S. statutory federal income tax rate to pretax income from continuing operations as a result of the following:

(dollars in millions)                                              1996             1995              1994
                                                               -------------    -------------     -------------

Statutory U.S. federal income tax                                  $ 10.3           $ 26.9            $ 33.5
Increase (decrease) due to:
   Company-owned life insurance                                      (6.0)            (5.4)             (4.1)
   Research and development tax credit (1)                           (6.0)             -                 -
   Tax effects of foreign operations                                  4.7              2.7               1.5
   Basis difference on sale of assets                                 2.1              -                 -
   State and local income taxes, net                                  0.9              2.3               2.8
   Other, net                                                         1.2             (0.1)              0.7
                                                               -------------    -------------     -------------
Provision for income tax expense                                   $  7.2           $ 26.4            $ 34.4
                                                               =============    =============     =============
Effective income tax rate expressed as a percentage of
   pretax income from continuing operations                         24.3%            34.4%             35.9%
                                                               =============    =============     =============

(1) See the note, "Quarterly Results of Operations," for additional information.

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

(dollars in millions)                                                               1996              1995
                                                                                -------------     -------------

Deferred tax assets:
   Deferred compensation                                                           $ (21.4)          $ (18.9)
   Accrued employee benefits                                                         (36.0)            (39.2)
   Estimated plant closure costs                                                      (9.7)            (16.4)
   Other                                                                             (39.5)            (36.1)
                                                                                -------------     -------------
Total deferred tax assets                                                           (106.6)           (110.6)
                                                                                -------------     -------------

Deferred tax liabilities:
   Depreciation                                                                       90.9              99.8
   Other                                                                              19.4              12.6
                                                                                -------------     -------------
Total deferred tax liabilities                                                       110.3             112.4
                                                                                -------------     -------------

Net deferred tax liabilities                                                         $ 3.7            $  1.8
                                                                                =============     =============

     Net income taxes refunded in 1996 were $14.2 million. Net income tax payments were $26.5 million and $18.5 million for 1995 and 1994, respectively.

Pension Benefits
The Company's noncontributory pension plans cover substantially all U.S. and Canadian employees meeting certain eligibility requirements. The defined benefit plans for salaried employees provide pension benefits based on employee compensation and years of service. In addition, the plan covering salaried employees in Canada includes a defined contribution feature. Plans for hourly employees provide benefits based on fixed rates for each year of service. Ball's policy is to fund the plans on a current basis to the extent deductible under existing tax laws and regulations and in amounts sufficient to satisfy statutory funding requirements. Plan assets consist primarily of fixed income securities and common stocks.

     The funded status of the plans at December 31 follows:

                                                                      1996                                 1995
                                                         --------------------------------     --------------------------------
                                                            Assets              ABO              Assets             ABO
                                                           Exceeded           Exceeded          Exceeded           Exceeded
(dollars in millions)                                        ABO               Assets              ABO              Assets
                                                         --------------     -------------     --------------    --------------

Vested benefit obligation                                    $187.0             $ 85.8            $187.6            $193.0
Nonvested benefit obligation                                    4.3                9.1               4.1               9.1
                                                         --------------     -------------     --------------    --------------
Accumulated benefit obligation (ABO)                          191.3               94.9             191.7             202.1
   Effect of projected future compensation                     22.0                0.5              20.6               0.7
                                                         --------------     -------------     --------------    --------------
Projected benefit obligation (PBO)                            213.3               95.4             212.3             202.8
                                                         --------------     -------------     --------------    --------------
Plan assets at fair value                                     238.7               79.8             222.7             160.2
                                                         --------------     -------------     --------------    --------------
Plan assets in excess of (less than) PBO                       25.4              (15.6)             10.4             (42.6)
Unrecognized transitional asset                               (12.7)              (0.7)            (15.7)             (1.0)
Unrecognized prior service cost                                 0.8                5.2               1.1               5.2
Unrecognized net loss                                          16.7                4.8              29.5              14.2
Additional minimum pension liability                            -                 (8.9)              -               (17.7)
                                                         --------------     -------------     --------------    --------------
Prepaid (accrued) pension cost                               $ 30.2             $(15.2)           $ 25.3            $(41.9)
                                                         ==============     =============     ==============    ==============

Actuarial assumptions used for plan calculations were:

   Discount rate                                          8.00-8.25%         8.00-8.25%        7.50-8.75%        7.50-8.75%
   Assumed rate of increase in future compensation           4.0%               6.0%              4.0%              6.0%
   Expected long-term rates of return on assets          10.25-11.00%       10.25-10.50%       10.2-10.5%        10.0-10.5%

     Where two discount rates are provided in the table above, the higher rate in each case pertains to Ball's Canadian pension plans. The additional minimum liability was partially offset by an intangible asset of approximately $5.0 million in each of 1996 and 1995. The remainder, net of tax benefits, was recognized as a component of shareholders' equity.
     The cost of pension benefits, including prior service cost, is recognized over the estimated service periods of employees, based upon respective pension plan benefit provisions. The composition of pension expense, excluding curtailments and settlements, follows:

(dollars in millions)                                              1996             1995              1994
                                                               -------------    -------------     -------------

Service cost                                                      $   7.9          $   9.5            $ 12.5
Interest cost on the PBO                                             27.4             31.5              28.8
Investment return on plan assets                                    (35.4)           (77.6)              9.6
Net amortization and deferral                                         1.7             42.3             (39.3)
                                                               -------------    -------------     -------------
Net periodic pension expense                                          1.6              5.7              11.6
   Less net periodic pension expense of the glass business            -               (5.4)             (8.2)
                                                               -------------    -------------     -------------
Net periodic pension expense of continuing operations                 1.6              0.3               3.4
   Expense of defined contribution pension plans                      0.7              0.8               0.9
                                                               -------------    -------------     -------------
Total pension expense of continuing operations                    $   2.3          $   1.1            $  4.3
                                                               =============    =============     =============

     In addition, settlement and curtailment costs in 1996 included a pretax gain of $1.9 million in connection with the settlement of hourly glass pension liabilities with Ball-Foster, included in discontinued operations, and a net pretax loss of $3.3 million in connection with the sale of the aerosol business. In 1995, a net curtailment loss of $18.6 million was included as part of the net loss on the 1995 Ball Glass transaction.

Other Postretirement and Postemployment Benefits
The Company sponsors various defined benefit and defined contribution postretirement health care and life insurance plans for substantially all U.S. and Canadian employees. Employees may also qualify for long-term disability, medical and life insurance continuation and other postemployment benefits upon termination of active employment prior to retirement. All of the Ball-sponsored plans are unfunded and, with the exception of life insurance benefits, are self-insured.

Postretirement Medical and Life Insurance Benefits
Postretirement health care benefits are provided to substantially all of Ball's U.S. and Canadian employees. In Canada, the Company provides supplemental medical and other benefits in conjunction with Canadian Provincial health care plans. Most U.S. salaried employees who retired prior to 1993 are covered by noncontributory defined benefit medical plans with capped lifetime benefits. Ball provides a fixed subsidy toward each retiree's future purchase of medical insurance for U.S. salaried and substantially all nonunion hourly employees retiring after January 1, 1993. Life insurance benefits are noncontributory. Ball has no commitments to increase monetary benefits provided by any of the postretirement benefit plans.
     The status of the Company's unfunded postretirement benefit obligation at December 31 follows:

                                                             1996                                       1995
                                             --------------------------------------    ---------------------------------------
(dollars in millions)                          U.S.         Canadian       Total         U.S.         Canadian        Total
                                             ----------    -----------    ---------    ----------    -----------    ----------

Accumulated postretirement
   benefit obligation (APBO):
   Retirees                                    $34.5         $15.3          $49.8        $33.4         $13.2          $46.6
   Fully eligible active plan participants       2.6           0.7            3.3          5.1           0.9            6.0
   Other active plan participants                3.7           1.1            4.8         12.1           1.4           13.5
                                             ----------    -----------    ---------    ----------    -----------    ----------
                                                40.8          17.1           57.9         50.6          15.5           66.1
Unrecognized prior service cost                 (1.4)          0.7           (0.7)        (1.5)          0.8           (0.7)
Unrecognized net gain (loss)                     8.2          (5.5)           2.7          6.7          (4.6)           2.1
                                             ----------    -----------    ---------    ----------    -----------    ----------
Accrued postretirement benefit obligation      $47.6         $12.3          $59.9        $55.8         $11.7          $67.5
                                             ==========    ===========    =========    ==========    ===========    ==========

Assumptions used to measure the APBO were:

Discount rate                                  8.00%         8.25%                       7.50%         8.75%
Health care cost trend rates:
   Canadian                                    -            11.00%                       -            12.00%
   U.S. Pre-Medicare                           9.00%         -                          10.00%         -
   U.S. Post-Medicare                          7.50%         -                           7.80%         -

     The health care cost trend rates used to calculate the APBO are assumed to decline to 5.5 percent for U.S. plans and 5.0 percent for Canadian plans after the year 2002 and 2003, respectively. A one percentage point increase in these rates would increase the APBO by $2.7 million at December 31, 1996, and would have increased the service and interest components of net periodic postretirement benefit cost by $0.2 million in 1996.

     Curtailment and settlement gains amounting to $8.4 million in each of 1996 and 1995 in connection with the sale of the aerosol business and glass business, respectively, are reflected as a part of the respective transaction. Net periodic postretirement benefit cost, excluding curtailments and settlements, was comprised of the following components:


(dollars in millions)                                                      U.S.         Canadian         Total
                                                                         ----------    ------------    ----------

1996
Service cost                                                                $0.7           $0.1           $0.8
Interest cost on the APBO                                                    3.5            1.4            4.9
Net amortization and deferral                                               (0.1)           -             (0.1)
                                                                         ----------    ------------    ----------
Net periodic postretirement benefit cost of continuing operations           $4.1           $1.5           $5.6
                                                                         ==========    ============    ==========

1995
Service cost                                                                $1.0           $0.1           $1.1
Interest cost on APBO                                                        4.1            1.3            5.4
Net amortization and deferral                                               (0.3)           -             (0.3)
                                                                         ----------    ------------    ----------
Net periodic postretirement benefit cost                                     4.8            1.4            6.2
   Less net periodic postretirement benefit cost of the glass business      (1.0)           -             (1.0)
                                                                         ----------    ------------    ----------
Net periodic postretirement benefit cost of continuing operations           $3.8           $1.4           $5.2
                                                                         ==========    ============    ==========

1994
Service cost                                                                $1.4           $0.1           $1.5
Interest cost on the APBO                                                    4.1            1.2            5.3
Net amortization and deferral                                                0.6            0.1            0.7
                                                                         ----------    ------------    ----------
Net periodic postretirement benefit cost                                     6.1            1.4            7.5
   Less net periodic postretirement benefit cost of the glass business      (1.9)           -             (1.9)
                                                                         ----------    ------------    ----------
Net periodic postretirement benefit cost of continuing operations           $4.2           $1.4           $5.6
                                                                         ==========    ============    ==========

Other Benefit Plans
Effective January 1, 1996, substantially all employees within the Company's aerospace and technologies business who participate in Ball's 401(k) salary conversion plan receive a performance-based matching cash contribution of up to four percent of base salary. Ball recorded $3.5 million in compensation expense in 1996 related to this match. In addition, substantially all U.S. salaried employees and certain U.S. nonunion hourly employees who participate in Ball's 401(k) salary conversion plan automatically participate in the Company's ESOP. Cash contributions to the ESOP trust, including preferred dividends, are used to service the ESOP debt and were $10.6 million, $10.2 million and $9.5 million for 1996, 1995 and 1994, respectively. Interest paid by the ESOP trust for its borrowings was $4.2 million, $4.7 million and $5.1 million for 1996, 1995 and 1994, respectively.

Shareholders' Equity
At December 31, 1996, the Company had 120 million shares of common stock and 15 million shares of preferred stock authorized, both without par value. Preferred stock includes 600,000 authorized but unissued shares designated as Series A Junior Participating Preferred Stock and 2,100,000 authorized shares designated as Series B ESOP Convertible Preferred Stock (ESOP Preferred). There were 1,680,584 shares of ESOP Preferred outstanding at December 31, 1996.
     The ESOP Preferred has a stated value and liquidation preference of $36.75 per share and cumulative annual dividends of $2.76 per share. The ESOP Preferred shares are entitled to 1.3 votes per share and are voted with common shares as a single class upon matters submitted to a vote of Ball's shareholders. Each ESOP Preferred share has a guaranteed value of $36.75 and is convertible at $31.813 into 1.1552 shares of Ball Corporation common stock.

     Under the Company's successor Shareholder Rights Plan, effective August 1996, one Preferred Stock Purchase Right (Right) is attached to each outstanding share of Ball Corporation common stock. Subject to adjustment, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $130 per Right. If a person or group acquires 15 percent or more of the Company's outstanding common stock (or upon occurrence of certain other events), the Rights (other than those held by the acquiring person) become exercisable and generally entitle the holder to purchase shares of Ball Corporation common stock at a 50 percent discount. The Rights, which expire in 2006, are redeemable by the Company at a redemption price of one cent per Right and trade with the common stock. Exercise of such Rights would cause substantial dilution to a person or group attempting to acquire control of the Company without the approval of Ball's board of directors. The Rights would not interfere with any merger or other business combinations approved by the board of directors.
     Common shares were reserved at December 31, 1996, for future issuance under the employee stock purchase, stock option, dividend reinvestment and restricted stock plans, as well as to meet conversion requirements of the ESOP Preferred.
     In  connection   with  the  employee   stock  purchase  plan,  the  Company
contributes 20 percent of up to $500 of each participating employee's monthly payroll deduction. Company contributions for this plan were approximately $1.6 million in each of 1996, 1995 and 1994.
     The Company has several stock option plans under which options to purchase shares of common stock have been granted to officers and key employees of Ball at not less than the market value of the stock at the date of grant. Payment must be made at the time of exercise in cash or with shares of stock owned by the option holder, which are valued at fair market value on the date exercised. Options terminate ten years from date of grant. Tier A options are exercisable in four equal installments commencing one year from date of grant. Tier B options vest at the date of grant, and are exercisable after the Company's common stock price closes at or above $50 per share for ten consecutive days.
     A summary of stock option activity for the years ended December 31 follows:

                                              1996                           1995                            1994
                                  -----------------------------  ------------------------------  -----------------------------
                                                   Weighted                        Weighted                       Weighted
                                                   Average                         Average                        Average
                                   Number of       Exercise        Number of       Exercise       Number of       Exercise
                                     Shares         Price           Shares          Price           Shares         Price
                                  ------------- ---------------  -------------- ---------------  ------------- ---------------

Outstanding at beginning of year    1,403,822      $28.468         1,779,448       $26.534         1,674,970      $26.267
   Tier A options exercised           (84,547)     $25.024          (495,405)      $25.046          (122,283)     $21.284
   Tier A options granted             285,000      $24.375           295,700       $35.625           299,500      $26.444
   Tier B options granted             307,000      $24.375               -            -                  -           -
   Tier A options canceled           (110,201)     $29.490          (175,921)      $30.571           (72,739)     $28.846
                                  -------------                  --------------                  -------------
Outstanding at end of year          1,801,074      $27.222         1,403,822       $28.468         1,779,448      $26.534
                                  -------------                  --------------                  -------------
Exercisable at end of year            923,449      $27.465           875,813       $26.522         1,170,574      $25.641
                                  -------------                  --------------                  -------------
Reserved for future grants            512,358                      1,003,057                       1,132,011
                                  =============                  ==============                  =============

     Additional information regarding options outstanding at December 31, 1996, follows:

                                                       Exercise Price Range
                                    -----------------------------------------------------------

                                       $21.36 - $24.42    $26.13 - $29.35    $32.00 - $38.50          Total

Number of options outstanding               921,321            496,714            383,039           1,801,074
Weighted average exercise price             $24.277            $27.298            $34.206             $27.222
Remaining contractual life                7.2 years          5.6 years          7.3 years           6.8 years

Number of shares exercisable                339,321            395,214            188,914             923,449
Weighted average exercise price             $24.108            $27.509            $33.401             $27.465

     These options cannot be traded in any equity market. However, based on the Black-Scholes option pricing model, adapted for use in valuing compensatory stock options in accordance with SFAS No. 123, Tier A options granted in 1996 have an estimated weighted fair value, at the date of grant, of $8.67 per share. Under the same methodology, Tier B options granted during 1996 have an estimated fair value, at the date of grant, of $8.56 per share. The actual value an employee may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. Consequently, there is no assurance that the value realized by an employee will be at or near the value estimated. The fair values were estimated using the following weighted average assumptions:

Expected dividend yield           2.33%    Risk-free interest rate   6.77%
Expected stock price volatility  24.26%    Expected life of options  6.96 years

     If Ball had elected to recognize compensation based upon the calculated fair value of the options granted after 1994, pro forma net income and earnings per share would have been:

                                                             As reported                         Pro forma
                                                    -------------------------------    -------------------------------
                                                     Net income                         Net income
(dollars in millions except per share amounts)         (loss)          Per share          (loss)          Per share
                                                    -------------     -------------    -------------     -------------

Year ended December 31, 1996                            $ 24.2           $ 0.70            $ 23.3           $ 0.67
Year ended December 31, 1995                             (18.6)           (0.72)            (19.1)           (0.74)

Research and Development
Research and development costs are expensed as incurred in connection with the Company's internal programs for the development of products and processes. Costs incurred in connection with these programs amounted to $18.1 million, $13.4 million and $12.5 million for the years 1996, 1995 and 1994, respectively.

1997 Acquisition
In 1997, FTB Packaging  acquired a controlling  interest in M.C. Packaging (Hong
Kong) Limited (M.C. Packaging), and ultimately expects to own, directly and indirectly, 75 percent of that company. Ball estimates the total acquisition price will be approximately $175 million. M.C. Packaging had net sales of approximately $205 million in 1996 and operates 13 manufacturing facilities, with one wholly owned facility in Hong Kong, eight majority-owned subsidiaries in the PRC and four minority-owned ventures in the PRC. M.C. Packaging produces two-piece aluminum beverage containers, three-piece steel food containers, aerosol cans, plastic packaging, metal crowns and printed and coated metal. The acquisition will be accounted for as a purchase and the results of M.C. Packaging will be included within the packaging segment.

Contingencies
The U.S. government is disputing the Company's claim to recoverability (by means of allocation to government contracts) of reimbursed costs associated with Ball's ESOP for fiscal years 1989 through 1995, as well as the corresponding prospective costs accrued after 1995. The government will not reimburse the Company for disputed ESOP expenses incurred or accrued after 1995. A deferred payment agreement for the costs reimbursed through 1995 was entered into between the government and Ball. On October 10, 1995, the Company filed its complaint before the Armed Services Board of Contract Appeals (ASBCA) seeking final adjudication of this matter. Trial before the ASBCA was conducted in January 1997. While the outcome of the trial is not yet known, the Company's information at this time does not indicate that this matter will have a material, adverse effect upon financial condition, results of operations or competitive position of the Company.
     From time to time, the Company is subject to routine litigation incidental to its business. Additionally, the U.S. Environmental Protection Agency has designated Ball as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. However, the Company's information at this time does not indicate that these matters will have a material, adverse effect upon financial condition, results of operations, capital expenditures or competitive position of the Company.

Quarterly Results of Operations (Unaudited)

(dollars in millions except per share amounts)        First         Second          Third         Fourth
                                                     Quarter        Quarter        Quarter        Quarter          Total
                                                    -----------    ----------     ----------     ----------     -------------

1996
Net sales                                              $462.0         $600.1         $622.2         $500.1        $2,184.4
                                                    -----------    ----------     ----------     ----------     -------------
Gross profit                                             37.5           52.2           55.5           31.9           177.1
                                                    -----------    ----------     ----------     ----------     -------------
Net income (loss) from:
   Continuing operations                                  6.8           13.3           19.4          (26.4)           13.1
   Discontinued operations                               (1.3)          (1.5)           0.7           13.2            11.1
                                                    -----------    ----------     ----------     ----------     -------------
Net income (loss)                                         5.5           11.8           20.1          (13.2)           24.2
Preferred dividends, net of tax benefit                  (0.8)          (0.7)          (0.7)          (0.7)           (2.9)
                                                    -----------    ----------     ----------     ----------     -------------
Net earnings (loss) attributable to
   common shareholders                                  $ 4.7         $ 11.1         $ 19.4        $ (13.9)        $  21.3
                                                    -----------    ----------     ----------     ----------     -------------

Earnings (loss) per share of common stock:
   Continuing operations                               $ 0.20         $ 0.42         $ 0.62        $ (0.89)        $  0.34
   Discontinued operations                              (0.04)         (0.05)          0.02           0.43            0.36
                                                    -----------    ----------     ----------     ----------     -------------
                                                       $ 0.16         $ 0.37         $ 0.64        $ (0.46)         $ 0.70
                                                    -----------    ----------     ----------     ----------     -------------
Fully diluted earnings (loss) per share:
   Continuing operations                               $ 0.19         $ 0.40         $ 0.58        $ (0.83)        $  0.34
   Discontinued operations                              (0.04)         (0.05)          0.02           0.41            0.34
                                                    -----------    ----------     ----------     ----------     -------------
                                                       $ 0.15         $ 0.35         $ 0.60        $ (0.42)         $ 0.68
                                                    ===========    ==========     ==========     ==========     =============

1995
Net sales                                              $422.5         $557.4         $595.7         $470.2        $2,045.8
                                                    -----------    ----------     ----------     ----------     -------------
Gross profit                                             52.1           59.8           55.3           42.0           209.2
                                                    -----------    ----------     ----------     ----------     -------------
Net income (loss) from:
   Continuing operations                                 14.8           17.8           16.7            2.6            51.9
   Discontinued operations                                1.5            4.1          (74.0)          (2.1)          (70.5)
                                                    -----------    ----------     ----------     ----------     -------------
Net (loss) income                                        16.3           21.9          (57.3)           0.5           (18.6)
Preferred dividends, net of tax benefit                  (0.8)          (0.8)          (0.7)          (0.8)           (3.1)
                                                    -----------    ----------     ----------     ----------     -------------
Net (loss) earnings attributable to
   common shareholders                                 $ 15.5         $ 21.1         $(58.0)        $ (0.3)       $  (21.7)
                                                    -----------    ----------     ----------     ----------     -------------

(Loss) earnings per share of common stock:
   Continuing operations                               $ 0.47         $ 0.57         $ 0.53         $ 0.06         $  1.63
   Discontinued operations                               0.05           0.13          (2.46)         (0.07)          (2.35)
                                                    -----------    ----------     ----------     ----------     -------------
                                                       $ 0.52         $ 0.70         $(1.93)        $(0.01)        $ (0.72)
                                                    -----------    ----------     ----------     ----------     -------------
Fully diluted (loss) earnings per share:
   Continuing operations                               $ 0.44         $ 0.53         $ 0.50         $ 0.06         $  1.54
   Discontinued operations                               0.05           0.13          (2.28)         (0.07)          (2.18)
                                                    -----------    ----------     ----------     ----------     -------------
                                                       $ 0.49         $ 0.66         $(1.78)        $(0.01)        $ (0.64)
                                                    ===========    ==========     ==========     ==========     =============

     Quarterly amounts for 1996 and 1995 have been restated from amounts originally reported to segregate the financial effects of the glass business from continuing operations.
     Earnings per share calculations for each quarter are based on the weighted average shares outstanding for that period. As a result, the sum of the quarterly amounts may not equal the annual earnings per share amount. The fully diluted loss per share in fourth quarter of 1995 is the same as the net loss per common share because the assumed exercise of stock options and conversion of the preferred stock would have been antidilutive for continuing operations.

1996 Quarterly Information - Continuing Operations
Results included a first quarter charge of $2.8 million ($1.7 million after tax or six cents per share) for employee termination costs primarily within the metal packaging business.
     In connection with a routine examination of its federal income tax return, the Internal Revenue Service concurred with the Company's position on recognition of research and development tax credits. As a result, the Company received a refund of a portion of prior years' tax payments. Further, as a result of legislation enacted in the third quarter of 1996, Ball was required to exclude from deductible expenses a portion of the interest incurred in connection with its company-owned life insurance program, retroactive to January 1, 1996. The net effect of these tax matters was an increase in net income from continuing operations in the third quarter of $4.3 million (14 cents per share).
     Fourth quarter charges of $18.2 million ($13.7 million after tax or 45 cents per share) included the loss on the sale of the aerosol business, provision for the closure of a metal food can manufacturing facility, and write-down to net realizable value of certain metal beverage container manufacturing equipment removed from service. In addition, the Company recorded an after-tax charge of $9.3 million (31 cents per share) in the fourth quarter related to Ball's investment in EarthWatch. See the note, "Dispositions and Other," for further information.

1995 Quarterly Information - Continuing Operations
Results included a first quarter net gain of $3.8 million ($2.8 million after tax or nine cents per share) comprised of the gain on sale of Efratom, net of a charge related to exit the VIGS business. The fourth quarter included a charge of $10.9 million ($6.6 million after tax or 22 cents per share) for plant closing and other capacity reductions. See the note, "Dispositions and Other," for further information.
     First quarter 1995 results have been restated from amounts originally reported due to the adoption of LIFO accounting in the second quarter of 1995, retroactive to January 1, 1995. The impact of the change on the first quarter was an increase in cost of sales and corresponding decrease in gross profit of $5.4 million ($3.3 million after tax or 11 cents per share). The per share impact of this accounting change was 11 cents, six cents and seven cents for the second, third and fourth quarters of 1995, respectively.

Quarterly Information - Discontinued Operations
Discontinued operations included a fourth quarter pretax gain of $24.1 million ($13.2 million after tax or 43 cents per share) for the sale of the Company's investment in Ball-Foster. Discontinued operations in 1995 included a third quarter pretax charge of $113.3 million ($78.1 million after tax or $2.59 per share), and a pretax gain of $2.2 million ($1.4 million after tax or four cents per share) recorded in the fourth quarter, in connection with the sale of the Company's glass business to Ball-Foster. See the note, "Discontinued Operations," for further information.

Report of Management on Financial Statements
The  consolidated  financial  statements  contained  in this  annual  report  to shareholders are the responsibility of management. These financial statements have been prepared in conformity with generally accepted accounting principles and, necessarily, include certain amounts based on management's informed judgments and estimates.
     In fulfilling its responsibility for the integrity of financial information, management maintains and relies upon a system of internal control which is designed to provide reasonable assurance that assets are safeguarded from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and that transactions are properly recorded to permit the preparation of reliable financial statements in all material respects. To assure the continuing effectiveness of the system of internal control and to maintain a climate in which such controls can be effective, management establishes and communicates appropriate written policies and procedures; carefully selects, trains and develops qualified personnel; maintains an organizational structure that provides clearly defined lines of responsibility, appropriate delegation of authority and segregation of duties; and maintains a continuous program of internal audits with appropriate management follow-up. Company policies concerning use of corporate assets and conflicts of interest, which require employees to maintain the highest ethical and legal standards in their conduct of the Company's business, are important elements of the internal control system.
     The board of directors oversees management's administration of Company financial reporting practices, internal controls and the preparation of the consolidated financial statements through its audit committee, which is composed entirely of outside directors. The audit committee meets periodically with representatives of management, Company internal audit and Price Waterhouse LLP to review the scope and results of audit work, the adequacy of internal controls and the quality of financial reporting. Price Waterhouse LLP and Company internal audit have direct access to the audit committee, and the opportunity to meet the committee without management present, to assure a free discussion of the results of their work and audit findings.



     George A. Sissel                      R. David Hoover
     Chairman, President and               Executive Vice President,
     Chief Executive Officer               Chief Financial Officer and Treasurer


Report of Independent Accountants
To the Board of Directors and Shareholders
Ball Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income (loss), of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Ball Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
     As discussed in the Inventories note to consolidated financial statements, the Company changed its method of determining the cost of certain inventories from first-in, first-out to the last-in, first-out method effective January 1, 1995.


Price Waterhouse LLP
Indianapolis, Indiana
January 21, 1997

Management's  Discussion  and  Analysis of  Financial  Condition and  Results of
  Operations
Ball Corporation and Subsidiaries

Management's discussion and analysis should be read in conjunction with the consolidated financial statements and the accompanying notes. Ball Corporation and subsidiaries are referred to collectively as "Ball" or the "Company" in the following discussion and analysis.

Overview
The accompanying financial statements include the effects of a number of significant actions over the three-year reporting period:
          The Company sold its 42 percent interest in Ball-Foster Glass Container Co., L.L.C. (Ball-Foster) in 1996. Ball-Foster was formed in 1995 from the glass businesses acquired from Ball and Foster-Forbes, a division of American National Can Company. As a result of these transactions, the Company realized approximately $337 million in proceeds and no longer participates in the manufacture or sale of glass containers. The financial effects of these transactions, as well as the results of the glass business, have been segregated in the accompanying financial statements as discontinued operations. See "Discontinued Operations" for additional information regarding these transactions.
          In October 1996, the Company sold its U.S. aerosol can manufacturing business, consisting of net assets of approximately $47.5 million, including $6.0 million of goodwill, for $44.3 million, comprised of a $3.0 million note and cash. In connection with this sale, the Company recognized a loss of $3.3 million ($4.4 million after tax or 14 cents per share). The aerosol business was included in consolidated results and within the packaging segment through the date of sale.
          In 1994 Ball decided to enter the PET (polyethylene terephthalate) plastic container market. By year end 1996, in addition to the pilot line and research and development center completed in 1995, three plants were operational and two additional facilities were under construction. Consolidated results include losses from this start-up operation of $17.4 million and $7.8 million for 1996 and 1995, respectively.
          Also in 1994, the Company expanded internationally by increasing its ownership interest in FTB Packaging Limited (FTB Packaging), a Hong Kong-based Chinese metal packaging company. At December 31, 1996, FTB Packaging was a 95 percent owned subsidiary and has been included on a consolidated basis within the packaging segment since January 1, 1995. Further expansion into the People's Republic of China (PRC) has been effected through FTB Packaging and includes the construction of two metal beverage container facilities and a metal food container facility and the 1997 acquisition of a controlling interest in M. C. Packaging (Hong Kong) Limited (M.C. Packaging). In addition, Ball joint venture affiliates in Thailand and Brazil each have under construction plants which are expected to be operational in 1997. See "1997 Acquisition" for additional information regarding M.C. Packaging.
          The Company concluded a study in 1994 which explored strategic alternatives for the aerospace and technologies business. A decision was made to retain the core aerospace and technologies business, but to sell the Efratom time and frequency business (Efratom). Efratom was sold in March 1995 at a gain of $11.8 million ($7.7 million after tax or 25 cents per share) to Datum Inc. (Datum) for cash of $15.0 million and 1.3 million shares, or approximately 32 percent, of Datum common stock. Based on the closing market price of the publicly traded shares on December 31, 1996, the market value of the Company's investment in Datum was $21.6 million. Efratom was included in consolidated results and within the aerospace and technologies segment through the date of sale. The gain was partially offset by a pretax charge of $8.0 million for costs in connection with the 1993 decision to exit the visual image generating systems (VIGS) business. An additional $4.0 million charge related to VIGS was recorded in 1994.

          Ball and WorldView, Inc., formed EarthWatch, Incorporated (EarthWatch) in 1994 to commercialize certain proprietary technologies by serving the market for satellite-based remote sensing images of the Earth. Through December 31, 1995, the Company invested approximately $21 million in EarthWatch. EarthWatch has experienced extended product development and deployment delays and is expected to incur significant product development losses into the future, exceeding Ball's investment. Ball has no commitments to provide further equity or debt financing to EarthWatch beyond its investment to date. EarthWatch indicates that it will seek further significant development stage financing during 1997. Although Ball is currently a 49 percent equity owner of EarthWatch and has contracted to design, and may elect to produce, satellites for that company in the future, the remaining carrying value of the investment was written off. Ball recorded a pretax charge of $15.0 million ($9.3 million after tax or 31 cents per share) in the fourth quarter of 1996.
          Within Ball's North American metal packaging business, the Company consolidated operations to reduce costs by closing or selling five food container manufacturing and related facilities, writing down certain nonproductive equipment to net realizable value and discontinuing the manufacture of metal beverage containers at one facility in Canada. Ball recorded charges of $14.9 million ($9.3 million after tax or 31 cents per share) and $10.9 million ($6.6 million after tax or 22 cents per share) in connection with these actions in 1996 and 1995, respectively. In addition, the Company recorded a charge of $2.8 million ($1.7 million after tax or six cents per share) in 1996 for employee termination costs primarily related to the elimination of administrative positions within these lines of business.
          With the significant industry-wide increase in aluminum can sheet prices in 1995, Ball elected to change its method of accounting for certain U.S. metal beverage container inventories effective January 1, 1995, from first-in, first-out (FIFO) to last-in, first-out (LIFO). This accounting change increased cost of sales, and correspondingly decreased 1995 operating earnings, by $17.1 million ($10.4 million after tax or 35 cents per share).

Sales and Earnings
Consolidated net sales of $2.2 billion in 1996 increased 6.8 percent compared to 1995 net sales of $2.0 billion, reflecting sales of the Company's new PET plastic container business, as well as increased sales in the metal packaging business and the aerospace and technologies segment. Consolidated net sales in 1995 were 11.0 percent higher than consolidated net sales of $1.8 billion in 1994. The increase in 1995 was attributable to increased sales in both the North American metal beverage container and aerospace and technologies businesses, as well as the consolidation of FTB Packaging.
     Consolidated operating earnings of $68.0 million in 1996 decreased 41.3 percent compared to 1995 earnings of $115.8 million. The decrease in 1996 reflects lower packaging segment earnings, including amounts related to dispositions and other charges discussed above. Consolidated 1995 operating earnings were 16.6 percent lower than consolidated 1994 operating earnings of $138.8 million, due in part to the effects of the change to the LIFO method of accounting in 1995 and start-up operating costs of the PET plastic container business in that year, the total of which was partially offset by higher earnings within the aerospace and technologies segment.
     Corporate expenses were $5.1 million, $13.2 million and $16.0 million for 1996, 1995 and 1994, respectively. Included in 1994 expense was $2.8 million related to termination costs for certain former employees, net of a gain realized from the sale of a portion of the Company's investment in a Taiwan joint venture. The decrease in expenses in 1996 compared to 1995 and 1994 was due, in part, to income from short-term temporary investments, attributable to the proceeds from business dispositions, and lower operating costs.

Packaging Segment
Packaging segment sales were $1.8 billion, $1.7 billion and $1.6 billion for 1996, 1995 and 1994, respectively. The increase in sales when comparing 1996 to 1995 was primarily attributable to the new PET plastic container business, as well as increased sales in both the North American metal food container and international metal packaging businesses. Comparing 1995 to 1994, the increase reflects higher North American metal beverage container sales, as well as the effect of consolidating FTB Packaging. Segment earnings declined over the three-year period ended in 1996 to $36.6 million, from $84.7 million in 1995 and $119.7 million in 1994.

     As discussed in the Overview, segment results include charges totaling $21.0 million and $10.9 million in 1996 and 1995, respectively, for plant closures, asset write-downs, the sale of the aerosol business and employee termination costs. To facilitate comparison, the following discussion on the packaging segment's financial results exclude the effects of these dispositions and other charges.

Metal Containers
     Net sales increased 2.1 percent to $1,766 million in 1996 from $1,730 million in 1995, primarily due to a 6.0 percent increase in North American metal food container sales, as well as increased sales from international operations. The increase in North American metal food container sales was a result of an 11 percent increase in the Company's shipments of metal food containers, as well as marginally improved pricing. The increase in 1996 shipments compared to 1995 reflects, in part, depressed shipments in 1995 of vegetable and pet food cans. Ball estimates that its North American metal food container shipments are approximately 14 percent of total U.S. and Canadian metal food container shipments based on available 1996 industry information.
     In the North American metal beverage container business, lower selling prices offset an 11 percent increase in can unit shipments. Estimated U.S. and Canadian industry shipments of metal beverage containers increased one percent in 1996 compared to 1995. Ball estimates that its North American metal beverage shipments, as a percentage of total U.S. and Canadian shipments for metal beverage containers, increased to approximately 17 percent in 1996, compared to an estimated 16 percent in 1995.
     Consolidated metal packaging earnings decreased 27.6 percent in 1996 compared to 1995. The decrease was due primarily to lower earnings within the North American metal beverage container business, start-up operating costs from three new manufacturing facilities in the PRC and higher operating costs of one food container manufacturing plant which has been closed. Improved earnings in the North American metal food container business in 1996, resulting from increased sales volumes, partially offset these decreases. The lower earnings for the North American metal beverage container business were due in part to the higher cost of aluminum contracted for in late 1995 and lower aluminum scrap selling prices, both of which resulted in higher cost of sales. Production inefficiencies in early 1996 while converting to the smaller diameter end and implementing the use of a lower gauge metal also contributed to lower results.
     Comparing 1995 to 1994, the increase in metal packaging sales was due primarily to a 10.6 percent increase in North American metal beverage container sales as higher selling prices for metal beverage containers, the result of an unprecedented industry-wide increase in aluminum can sheet cost, more than offset the impact of lower sales volumes. Sales of metal food containers declined approximately four percent in 1995 compared to 1994 as unit volumes declined approximately eight percent, due in part to a poor vegetable harvest, lower shipments to the pet food industry and continued competitive pricing pressures.
     Metal packaging earnings for 1995 declined 22.9 percent compared to 1994. The decrease was due primarily to the adoption of LIFO accounting for certain U.S. beverage can inventories. Within metal packaging, however, on a comparable basis to 1994, earnings in the North American metal beverage container business in 1995 increased approximately five percent due to the favorable FIFO
cost/price   relationship  of  1994  inventories  sold  in  1995,  coupled  with productivity gains. The North American metal food container business had significantly lower earnings due, in large part, to reduced sales volumes and competitive industry pricing. Metal packaging earnings in 1995 also include FTB Packaging earnings of $4.7 million.

Plastic Containers
Sales of PET plastic containers were $56.3 million in 1996, below anticipated levels, due in part to lower resin prices and lower than expected requirements of a key customer. Operating losses of this business, reflecting the lower volume as well as start-up inefficiencies and costs, were $17.4 million and $7.8 million for 1996 and 1995, respectively. A fifth facility is under construction in New Jersey, with shipments expected to begin in the second half of 1997. The New Jersey facility is being constructed to supply a large regional beverage franchise, from which the Company is also acquiring certain PET manufacturing equipment. This acquisition is expected to close in July 1997.

Aerospace and Technologies Segment
As discussed in the Overview, included in aerospace and technologies operating results were a gain of $11.8 million in 1995 related to the sale of the Efratom business and charges of $8.0 million and $4.0 million in 1995 and 1994, respectively, to exit the VIGS business. In the following discussion of aerospace and technologies segment results, these charges and the gain from disposition are excluded to facilitate comparison.
     Segment sales were $362.3 million, $315.8 million and $268.0 million for 1996, 1995 and 1994, respectively. The 1995 and 1994 sales amounts include those from the Efratom business sold in March 1995. On a comparable basis, excluding the sales of the Efratom business, sales were $362.3 million, $306.5 million and $231.5 million for 1996, 1995 and 1994, respectively, representing annual increases of 18.2 percent and 32.4 percent for 1996 and 1995, respectively. A significant percentage of the increases were attributable to certain programs awarded late in 1994.
     Operating earnings increased 15.0 percent to $31.4 million in 1996 compared to $27.3 million in 1995. Earnings in 1995 were 18.2 percent greater than 1994 earnings of $23.1 million. On a comparable basis, excluding Efratom's results, operating earnings were $31.4 million, $26.7 million and $20.0 million for 1996, 1995 and 1994, respectively, or annual increases of 17.6 percent in 1996 and
33.5 percent in 1995. Comparing 1996 and 1995, the increase in earnings is primarily attributable to the increase in sales, partially offset by costs related to one now completed fixed price contract. The increased earnings in 1995 compared to 1994 were attributed to certain programs and the completion, in 1995, of two contracts for second generation instruments for the Hubble Space Telescope.
     Sales to the U.S. government, either as a prime contractor or as a subcontractor, represented approximately 78 percent of this segment's sales in 1994. In 1995, this increased to 86 percent, and in 1996, sales to the U.S. government represented nearly 91 percent of segment sales. While the government budget for defense and NASA has exhibited a downward trend in recent years, management believes the NASA budget has stabilized and that within the Company's niche markets defense spending will increase. With the consolidation of the industry, competition for business will remain intense. Backlog for the aerospace and technologies segment at December 31, 1996 and 1995, was approximately $337 million and $420 million, respectively.

Interest and Taxes
Gross interest cost, before reduction for capitalized interest and amounts allocated to discontinued operations, of $45.4 million in 1996 increased from $41.3 million in 1995, reflecting higher levels of borrowing for the first nine months of 1996, including the issue of $150 million in fixed-rate term debt, partially offset by generally lower interest rates on interest-sensitive borrowings. Gross interest cost in 1994 was $43.2 million. The decrease in 1995 compared to 1994 was due to the beneficial effects of generally lower interest-sensitive borrowings and prepayment of higher fixed-rate term debt, partially offset by higher interest rates on U.S. and Canadian borrowings and interest on FTB Packaging borrowings. Interest capitalized amounted to $6.6 million, $3.5 million and $2.2 million for 1996, 1995 and 1994, respectively, and, interest expense allocated to discontinued operations for 1996, 1995 and 1994 was $5.5 million, $12.1 million and $14.1 million, respectively. Interest expense for continuing operations increased to $33.3 million in 1996, compared to $25.7 million in 1995 and $26.9 million in 1994.
     Ball's consolidated effective income tax rate was 24.3 percent in 1996, compared to 34.4 percent and 35.9 percent in 1995 and 1994, respectively. The decrease in 1996, compared to 1995 and 1994, was primarily attributable to the effect of a refund for tax credits recognized by the Company after the Internal Revenue Service concurred with Ball's position regarding creditable cost of research and development. This benefit was partially offset by the effect of a tax/book investment basis difference related to the sale of the aerosol business and approximately $1.5 million related to policy loan interest due to a change in tax legislation which limited the amount of interest on policy loans which can be deducted. Ball has taken action to limit the impact of this new legislation on its future financial results.

Results of Equity Affiliates
Equity in losses of affiliates in 1996 of $9.5 million included a charge of $15.0 million ($9.3 million after tax or 31 cents per share) to write off the Company's investment in EarthWatch. In addition, the Company's share of EarthWatch's development stage operating losses were $3.0 million and $1.3 million in 1996 and 1995, respectively. Results from other equity affiliates were $2.8 million, $4.3 million and $2.5 million in 1996, 1995 and 1994, respectively, and were primarily from Ball's share of earnings in Pacific Rim joint ventures, including FTB Packaging in 1994. In 1996 start-up operating costs associated with new investments in Brazil and Thailand reduced earnings.

Earnings from Continuing Operations
Net income from continuing operations was $13.1 million in 1996, compared to $51.9 million in 1995 and $64.0 million in 1994. The decrease in 1996 was due to lower operating results, including aggregate net after-tax charges of $20.4 million, or 68 cents per share, for plant closures, asset write-downs (including EarthWatch), employee termination costs, tax matters and the sale of the aerosol business. Net income from continuing operations in 1995 and 1994 included aggregate after-tax charges of $3.8 million and $4.1 million, respectively, for dispositions, plant closures and asset write-downs. Earnings per share from continuing operations were 34 cents, $1.63 and $2.05, in 1996, 1995 and 1994, respectively.

Discontinued Operations
In October 1996, the Company sold its 42 percent investment in Ball-Foster to Compagnie de Saint Gobain (Saint-Gobain) for $190 million in cash. Ball-Foster was formed in September 1995 as a joint venture with Saint-Gobain. Ball-Foster acquired the assets of Ball Glass Container Corporation (Ball Glass), a wholly owned subsidiary of Ball for approximately $338 in cash, and those of Foster-Forbes. Concurrent with the sale of Ball Glass to Ball-Foster, Ball acquired its 42 percent investment in Ball-Foster for $180.6 million in cash. The remaining 58 percent interest was acquired by Saint-Gobain. As a result of the above transactions, Ball ultimately realized net cash proceeds, including distributions, of approximately $337 million for its glass business.
     Earnings from discontinued operations in 1996 of $11.1 million, or 36 cents per share, is primarily comprised of the net gain of $24.1 million ($13.2 million after tax or 43 cents per share) resulting from the sale of Ball's remaining interest in Ball-Foster. The loss of $111.1 million ($76.7 million after tax or $2.55 per share) resulting from the sale of the Ball Glass assets to Ball-Foster was included as a part of 1995 results from discontinued operations.

1997 Acquisition
In 1997, FTB Packaging acquired a controlling interest in M.C. Packaging, and ultimately expects to own, directly and indirectly, 75 percent of that company. Ball estimates the total acquisition price will be approximately $175 million. M.C. Packaging had net sales of approximately $205 million in 1996 and operates 13 manufacturing facilities, with one wholly owned facility in Hong Kong, eight majority-owned subsidiaries in the PRC and four minority-owned ventures in the PRC. Products manufactured by M.C. Packaging include two-piece aluminum beverage containers, three-piece steel food containers, aerosol cans, plastic packaging, metal crowns and printed and coated metal. The acquisition will be accounted for as a purchase and the results of M.C. Packaging will be included within the packaging segment.

Financial Position, Liquidity and Capital Resources
Cash flow from continuing operations increased to $84.3 million in 1996 from $32.9 million in 1995. Cash used for working capital in 1996 was $52.6 million lower than in 1995, more than offsetting the effects of lower operating results. Cash flow from operations in 1995 compared to 1994 decreased by $158.8 million, due in part to an increase in metal packaging inventories from unusually low levels at year end 1994. At December 31, 1996, working capital (excluding cash and debt) was $261.6 million, an increase of $34.4 million from the 1995 year end. The increase was due largely to the additional working capital requirements of the PET plastic container business, as well as that of Ball's expanding international business.

     Capital expenditures were $196.1 million, $178.9 million and $41.3 million in 1996, 1995 and 1994, respectively. Spending in 1996 and 1995 included approximately $75 million and $70 million, respectively, for Ball's PET plastic container business. Spending in all three years included amounts to convert metal beverage plant equipment to meet industry container specifications for smaller diameter ends. This program will be completed in early 1997. Other capital projects in 1996 included the conversion of a metal beverage container line to the manufacture of two-piece metal food containers and a technology upgrade related to the manufacture of salmon cans in Canada. Other spending in 1995 and 1994 included expansion of warehouse space for metal beverage containers and productivity improvement programs in several of the metal packaging facilities.
     Investments in affiliates were $27.7 million, $55.2 million and $5.6 million for 1996, 1995 and 1994, respectively. Investments in 1996 were primarily for metal beverage container facilities in Brazil and Thailand. Investments in 1995 include $20.9 million for EarthWatch and approximately $31 million primarily for new metal beverage container plants in Beijing and Wuhan, PRC, and a metal food container plant in Ningbo, PRC. The Company holds a majority interest in these PRC ventures through FTB Packaging. These ventures were consolidated by FTB Packaging effective January 1, 1996, and started producing cans in 1996.
     In 1997 total capital spending and investments are anticipated to be up to $165 million, including amounts for the acquisition of certain PET plastic container equipment from a self-manufacturer, and investments in foreign ventures. These amounts exclude Ball's acquisition of M.C. Packaging in early 1997.
     Premiums on company-owned life insurance in 1996 were $5.7 million, and in 1995 and 1994, were approximately $20 million each year. Amounts in the consolidated statement of cash flows represent net cash flows from this program, including policy loans of $10.3 million, $113.2 million and $23.4 million in 1996, 1995 and 1994, respectively. Loans outstanding of $242.3 million and $233.0 million at December 31, 1996 and 1995, respectively, are reflected as a reduction in the net cash surrender value in the consolidated balance sheet. The policies are issued by Great-West Life Assurance Company and The Hartford Life Insurance Company. Legislation enacted in 1996 limits the amount of interest on policy loans which can be deducted for federal income tax purposes. The limits affect insurance programs initiated after June 1986 and phase-in over a three-year period. As a result of the new legislation, the Company was unable to deduct certain amounts of its policy loan interest in 1996, resulting in higher income tax expense of approximately $1.5 million (five cents per share). Ball has taken action to limit the impact of this new legislation on its future financial results.
     Debt at December 31, 1996, increased $107.5 million to $582.9 million from $475.4 million at year end 1995. In January 1996 Ball issued long-term, senior, unsecured notes with a weighted average interest rate of 6.71 percent to several insurance companies for an aggregate amount of $150 million to secure lower cost, fixed-rate financing. This debt matures, in varying amounts, from 1997 through 2008. The increase in cash and temporary investments in 1996 to $169.2 million compared to $5.1 million at the end of 1995 was a result of the proceeds on the dispositions of the Ball-Foster investment and the aerosol business received in the fourth quarter of 1996. Consolidated debt-to-total capitalization increased to 48.8 percent at December 31, 1996, from 44.7 percent at year end 1995, reflecting the increase in debt.
     In the U.S., Ball had committed revolving credit agreements at December 31, 1996, totaling $280 million consisting of a five-year facility for $150 million and 364-day facilities for $130 million. An additional $356 million in short-term funds were available on an uncommitted basis at year end 1996. The Canadian dollar commercial paper facility provides for committed short-term funds of approximately $87.6 million. In Asia, FTB Packaging had approximately $57.5 million in short-term committed facilities and $56.2 million additional uncommitted funds available at December 31, 1996. Management believes that existing credit resources will be adequate to meet foreseeable financing requirements of the Company's business.
     Cash dividends paid on common stock in 1996, 1995 and 1994 were 60 cents per share each year.

Other
The U.S. government is disputing the Company's claim to recoverability (by means of allocation to government contracts) of reimbursed costs associated with Ball's Employee Stock Ownership Plan (ESOP) for fiscal years 1989 through 1995, as well as the corresponding prospective costs accrued after 1995. The government will not reimburse the Company for disputed ESOP expenses incurred or accrued after 1995. A deferred payment agreement for the costs reimbursed through 1995 was entered into between the government and Ball. On October 10, 1995, the Company filed its complaint before the Armed Services Board of Contract Appeals (ASBCA) seeking final adjudication of this matter. Trial before the ASBCA was conducted in January 1997. While the outcome of the trial is not yet known, the Company's information at this time does not indicate that this matter will have a material, adverse effect upon financial condition, results of operations or competitive position of the Company.
     From time to time, the Company is subject to routine litigation incidental to its business. Additionally, the U.S. Environmental Protection Agency has designated Ball as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. However, the Company's information at this time does not indicate that these matters will have a material, adverse effect upon financial condition, results of operations, capital expenditures or competitive position of the Company.
     Ball is subject to various risks and uncertainties in the ordinary course of business due, in part, to the highly competitive nature of the industries in which the Company participates, its operations in developing markets outside the U.S., volatile costs of commodity materials used in the manufacture of its products and changing capital markets. Where practicable, Ball attempts to reduce these risks and uncertainties.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Future events could affect these estimates.
     The U.S. economy and the Company have experienced minor general inflation during the past several years. Management believes that evaluation of Ball's performance during the periods covered by these consolidated financial statements should be based upon historical financial statements.

Quarterly Stock Prices and Dividends

Quarterly prices for the company's common stock, as reported on the composite tape, and quarterly dividends in 1996 and 1995 were:


                1996                                    1995
                 1st       2nd       3rd       4th       1st      2nd        3rd       4th
               Quarter   Quarter   Quarter   Quarter   Quarter  Quarter    Quarter   Quarter


High           32 1/4    31 7/8    28 1/2    26 1/4    35 1/8    36 7/8    38 3/4    30 3/8
Low            25 3/4    26 7/8    23 1/4    23 1/8    29 1/2    31        29 1/2    25 3/4
Dividends      .15       .15       .15       .15       .15       .15       .15       .15


Five-Year Review of Selected Financial Data
Ball Corporation and Subsidiaries

----------------------------------------------   --------------    --------------    -------------    --------------   -------------
(dollars in millions except per share amounts)       1996              1995              1994             1993             1992
----------------------------------------------   --------------    --------------    -------------    --------------   -------------

Net sales                                          $2,184.4          $2,045.8          $1,842.8         $1,735.1          $1,453.5
Net income (loss) from:
    Continuing operations (1)                         $13.1             $51.9             $64.0             $3.2             $44.6
    Discontinued operations                            11.1             (70.5)              9.0            (33.6)             22.5
Net income (loss) before cumulative
    effect of accounting changes                       24.2             (18.6)             73.0            (30.4)             67.1
Cumulative effect of accounting changes,
    net of tax benefit                                  -                 -                 -              (34.7)              -
Net income (loss)                                      24.2             (18.6)             73.0            (65.1)             67.1
Preferred dividends, net of tax benefit                (2.9)             (3.1)             (3.2)            (3.2)             (3.4)
Net earnings (loss) attributable to
    common shareholders                               $21.3            $(21.7)            $69.8           $(68.3)            $63.7
Return on average common
    shareholders' equity                               3.7%             (3.7)%            12.1%           (11.6)%            11.1%
--------------------------------------------    --------------    --------------    -------------    --------------    -------------
Per share of common stock:
   Earnings (loss) from: (2)
        Continuing operations (1)                      $0.34            $1.63             $2.05           $ -                $1.58
        Discontinued operations                         0.36            (2.35)             0.30            (1.17)             0.87
   Earnings  (loss) before cumulative
        effect of accounting changes                    0.70            (0.72)             2.35            (1.17)             2.45
    Cumulative effect of accounting
        changes, net of tax benefit                     -                -                 -               (1.21)             -
    Earnings (loss)                                   $(0.70)          $(0.72)            $2.35           $(2.38)            $2.45
    Cash dividends                                      0.60             0.60              0.60             1.24              1.22
    Book value (3)                                     19.22            18.84             20.25            18.63             22.55
    Market value                                       26 1/4           27 3/4            31 1/2           30 1/4            35 3/8
Annual return to common shareholders (4)               (3.2)%          (10.2)%             6.4%             1.1%            (3.6)%
Weighted average common
    shares outstanding (000s)                         30,314           30,024            29,662           28,712            26,039
--------------------------------------------    --------------    --------------    -------------    --------------    -------------
Fully diluted earnings (loss) per share: (5)
    Earnings (loss) from:
        Continuing operations (1)                      $0.34            $1.54             $1.92           $ -                $1.51
        Discontinued operations                         0.34            (2.18)             0.28            (1.17)             0.80
   Earnings (loss) before cumulative
        effect of accounting changes                    0.68            (0.64)             2.20            (1.17)             2.31
    Cumulative effect of accounting
        changes, net of tax benefit                     -                -                 -               (1.21)             -
    Earnings (loss)                                    $0.68           $(0.64)            $2.20           $(2.38)            $2.31
Fully diluted weighted average common
    shares outstanding (000s)                         32,357           32,328            32,062           28,712            28,223
--------------------------------------------    --------------    --------------    -------------    --------------    -------------
Property, plant and equipment additions               $196.1           $178.9             $41.3            $89.1             $51.3
Depreciation                                            88.1             75.5              75.5             70.0              55.4
Working capital                                        255.6             77.3              56.9            104.9             147.1
Current ratio                                           1.50             1.16              1.14             1.29              1.53
Total assets                                        $1,700.8         $1,614.0          $1,631.9         $1,668.8          $1,453.4
Total interest bearing debt and lease                  582.9            475.4             493.7            637.2             616.5
obligations(6)
Common shareholders' equity                            586.7            567.5             604.8            548.6             596.0
Total capitalization (6)                             1,194.3          1,064.1           1,126.5          1,211.8           1,237.5
Debt-to-total capitalization (6)                       48.8%            44.7%             43.8%            52.6%             49.8%
--------------------------------------------    --------------    --------------    -------------    --------------    -------------

(1) Includes the effect of a change in 1995 to the LIFO method of accounting of $17.1 million ($10.4 million after tax or 35 cents per share).
(2)    Based on weighted average common shares outstanding.
(3)    Based on common shares outstanding at end of year.
(4) Change in stock price plus dividend yield assuming reinvestment of dividends. Included in 1993 is the value of the distribution of one share of Alltrista Corporation common stock for four shares of Ball Corporation common stock of $4.25.
(5) In 1995, the assumed conversion of preferred stock and exercise of stock options resulted in a dilutive effect on continuing operations. Accordingly, the fully diluted loss per share amounts are required to be used for discontinued operations, resulting in a lower total loss per share than the loss per common share.
(6)    Includes amounts attributed to discontinued operations.