Form 10-K, Exhibit 13
period 1997-12-31
BALL CORP
filed 1998-03-31
CIK 9389

Exhibit 13.1


                               1997 Annual Report

                                        2
                        Consolidated Financial Statements

                                        6
                   Notes to Consolidated Financial Statements

                                       30
                  Report of Management on Financial Statements
                        Report of Independent Accountants

                                       31
                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

                                       40
                   Five-Year Review of Selected Financial Data

Consolidated Statement of Income (Loss)
Ball Corporation and Subsidiaries


                                                                                     Year ended December 31,
                                                                         ------------------------------------------------
(dollars in millions except per share amounts)                               1997              1996             1995
                                                                         -------------     -------------    -------------

Net sales                                                                   $2,388.5          $2,184.4         $2,045.8
                                                                         -------------     -------------    -------------

Costs and expenses
     Cost of sales                                                           2,121.2           2,007.3          1,836.6
     General and administrative expenses                                       119.2              77.2             83.3
     Selling and product development expenses                                   17.7              16.0             16.2
     Dispositions and other                                                     (9.0)             21.0              7.1
     Interest expense                                                           53.5              33.3             25.7
                                                                         -------------     -------------    -------------

                                                                             2,302.6           2,154.8          1,968.9
                                                                         -------------     -------------    -------------

   Income from continuing operations before taxes on income                     85.9              29.6             76.9
   Provision for income tax expense                                            (32.0)             (7.2)           (26.4)
   Minority interests                                                            5.1               0.2             (1.6)
   Equity in (losses) earnings of affiliates:
     EarthWatch                                                                  -               (12.3)            (1.3)
     All other                                                                  (0.7)              2.8              4.3
                                                                         -------------     -------------    -------------

   Net income (loss) from:
     Continuing operations                                                      58.3              13.1             51.9
     Discontinued operations                                                     -                11.1            (70.5)
                                                                         -------------     -------------    -------------

   Net income (loss)                                                            58.3              24.2            (18.6)
     Preferred dividends, net of tax benefit                                    (2.8)             (2.9)            (3.1)
                                                                         -------------     -------------   -------------

   Net earnings (loss) attributable to common shareholders                  $   55.5          $   21.3         $  (21.7)
                                                                         =============     =============    =============

   Net earnings (loss) per share of common stock:
     Continuing operations                                                  $   1.84          $   0.34         $   1.63
     Discontinued operations                                                     -                0.36            (2.35)
                                                                         -------------     -------------    -------------
                                                                            $   1.84          $   0.70         $  (0.72)
                                                                         =============     =============    =============
   Diluted earnings (loss) per share:
     Continuing operations                                                  $   1.74          $   0.34          $  1.54
     Discontinued operations                                                     -                0.34            (2.18)
                                                                         -------------     -------------    -------------
                                                                            $   1.74          $   0.68         $  (0.64)
                                                                         =============     =============    =============

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheet
Ball Corporation and Subsidiaries


                                                                                                December 31,
                                                                                       -------------------------------
(dollars in millions)                                                                      1997              1996
                                                                                       -------------     -------------

Assets
Current assets
   Cash and temporary investments                                                         $   25.5          $  169.2
   Accounts receivable, net                                                                  301.4             245.9
   Inventories, net                                                                          413.3             302.0
   Deferred income tax benefits and prepaid expenses                                          57.9              49.5
                                                                                       -------------     -------------
     Total current assets                                                                    798.1             766.6
                                                                                       -------------     -------------

Property, plant and equipment, at cost
   Land                                                                                       42.5              24.2
   Buildings                                                                                 330.5             264.8
   Machinery and equipment                                                                 1,183.1             980.5
                                                                                       -------------     -------------
                                                                                           1,556.1           1,269.5
   Accumulated depreciation                                                                 (636.6)           (570.5)
                                                                                       -------------     -------------
                                                                                             919.5             699.0
                                                                                       -------------     -------------
Other assets                                                                                 372.5             235.2
                                                                                       -------------     -------------
                                                                                          $2,090.1          $1,700.8
                                                                                       =============     =============

Liabilities and Shareholders' Equity
Current liabilities
   Short-term debt and current portion of long-term debt                                  $  407.0          $  175.2
   Accounts payable                                                                          258.6             214.3
   Salaries, wages and accrued employee benefits                                              78.3              64.2
   Other current liabilities                                                                  93.9              57.3
                                                                                       -------------     -------------
     Total current liabilities                                                               837.8             511.0
                                                                                       -------------     -------------
Noncurrent liabilities
   Long-term debt                                                                            366.1             407.7
   Deferred income taxes                                                                      60.5              34.7
   Employee benefit obligations and other                                                    139.8             136.0
                                                                                       -------------     -------------
     Total noncurrent liabilities                                                            566.4             578.4
                                                                                       -------------     -------------
Contingencies
Minority interests                                                                            51.7               7.0
                                                                                       -------------     -------------
Shareholders' equity
   Series B ESOP Convertible Preferred Stock                                                  59.9              61.7
   Unearned compensation  -  ESOP                                                            (37.0)            (44.0)
                                                                                       -------------     -------------
     Preferred shareholder's equity                                                           22.9              17.7
                                                                                       -------------     -------------
   Common stock (33,759,234 shares issued - 1997;
     32,976,708 shares issued - 1996)                                                        336.9             315.2
   Retained earnings                                                                         379.5             344.5
   Treasury stock, at cost (3,539,574 shares - 1997; 2,458,483  shares - 1996)              (105.1)            (73.0)
                                                                                       -------------     -------------
 Common shareholders' equity                                                                 611.3             586.7
                                                                                       -------------     -------------
         Total shareholders' equity                                                          634.2             604.4
                                                                                       -------------     -------------
                                                                                          $2,090.1          $1,700.8
                                                                                       =============     =============


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows
Ball Corporation and Subsidiaries


                                                                                Year ended December 31,
                                                                    ------------------------------------------------
(dollars in millions)                                                   1997             1996              1995
                                                                    -------------    --------------    -------------

Cash Flows from Operating Activities
Net income from continuing operations                                  $ 58.3           $ 13.1            $ 51.9
Reconciliation of net income from continuing operations
     to net cash provided by operating activities:
   Depreciation and amortization                                        117.5             93.5              78.7
   Dispositions and other                                                (9.0)            21.0               7.1
   Deferred taxes on income                                              17.1             12.4               6.7
   Other                                                                  2.2              1.6              (1.6)
Working capital changes, excluding effects of acquisitions and dispositions:
   Accounts receivable                                                  (15.5)           (62.4)            (27.1)
   Inventories                                                          (33.4)             3.2             (69.8)
   Other current assets                                                  (7.5)            15.5             (32.6)
   Accounts payable                                                      (2.1)            19.0              22.8
   Other current liabilities                                             15.9            (32.6)             (3.2)
                                                                    -------------    --------------    -------------
         Net cash provided by operating activities                      143.5             84.3              32.9
                                                                    -------------    --------------    -------------

Cash Flows from Investing Activities
   Additions to property, plant and equipment                           (97.7)          (196.1)           (178.9)
   Acquisitions, net of cash acquired                                  (202.7)             -                 -
   Investments in and advances to affiliates, net                       (11.2)           (27.7)            (55.2)
   Company-owned life insurance, net                                     15.6            (10.3)             88.4
   Net cash flows from:
     Discontinued operations                                              -              188.1             116.7
     Proceeds from sale of other businesses, net                         31.1             41.3              14.5
   Other                                                                 14.0            (13.7)             17.8
                                                                    -------------    --------------    -------------
         Net cash (used in) provided by investing activities           (250.9)           (18.4)              3.3
                                                                    -------------    --------------    -------------

Cash Flows from Financing Activities
   Increase in long-term borrowings                                       2.4            167.6              22.2
   Principal payments of long-term debt                                 (76.9)           (66.6)            (79.9)
   Net change in short-term borrowings                                   72.0             12.9              40.0
   Common and preferred dividends                                       (22.9)           (22.8)            (23.0)
   Proceeds from issuance of common stock under
     various employee and shareholder plans                              21.7             21.4              32.5
   Acquisitions of treasury stock                                       (32.1)           (10.3)            (27.6)
   Other                                                                 (0.5)            (4.0)             (5.7)
                                                                    -------------    --------------    -------------
         Net cash (used in) provided by financing activities            (36.3)            98.2             (41.5)
                                                                    -------------    --------------    -------------

Net (Decrease) Increase in Cash                                        (143.7)           164.1              (5.3)
Cash and temporary investments at beginning of year                     169.2              5.1              10.4
                                                                    -------------    --------------    -------------
Cash and Temporary Investments at End of Year                          $ 25.5           $169.2            $  5.1
                                                                    =============    ==============    =============

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity
Ball Corporation and Subsidiaries


                                                       Number of Shares                       Year ended December 31,
                                                        (in thousands)                         (dollars in millions)
                                               1997          1996          1995          1997          1996          1995
                                             ----------    ----------    ----------    ----------    ----------    ----------

Series B ESOP Convertible
   Preferred Stock
   Balance, beginning of year                   1,681         1,787         1,828        $ 61.7        $ 65.6        $ 67.2
   Shares retired                                 (46)         (106)          (41)         (1.8)         (3.9)         (1.6)
                                             ----------    ----------    ----------    ----------    ----------    ----------
   Balance, end of year                         1,635         1,681         1,787        $ 59.9        $ 61.7        $ 65.6
                                             ==========    ==========    ==========    ==========    ==========    ==========

Unearned Compensation - ESOP
   Balance, beginning of year                                                            $(44.0)       $(50.4)       $(55.3)
   Amortization                                                                             7.0           6.4           4.9
                                                                                       ----------    ----------    ----------
   Balance, end of year                                                                  $(37.0)       $(44.0)       $(50.4)
                                                                                       ==========    ==========    ==========

Common Stock
   Balance, beginning of year                  32,977        32,173        31,034        $315.2        $293.8        $261.3
   Shares issued for stock options and
     other employee and shareholder stock
     plans less shares exchanged                  782           804         1,139          21.7          21.4          32.5
                                             ----------    ----------    ----------    ----------    ----------    ----------
   Balance, end of year                        33,759        32,977        32,173        $336.9        $315.2        $293.8
                                             ==========    ==========    ==========    ==========    ==========    ==========

Retained Earnings
   Balance, beginning of year                                                            $344.5        $336.4        $378.6
   Net income (loss) for the year                                                          58.3          24.2         (18.6)
   Common dividends                                                                       (18.4)        (18.1)        (18.0)
   Preferred dividends,
     net of tax benefit                                                                    (2.8)         (2.9)         (3.1)
   Foreign currency translation adjustment
                                                                                           (2.6)         (0.5)         (1.4)
   Change in additional minimum
     pension liability, net of tax                                                          0.5           5.4          (1.1)
                                                                                       ----------    ----------    ----------
   Balance, end of year                                                                  $379.5        $344.5        $336.4
                                                                                       ==========    ==========    ==========

Treasury Stock
   Balance, beginning of year                  (2,458)       (2,058)       (1,167)      $ (73.0)       $(62.7)       $(35.1)
   Shares reacquired                           (1,082)         (400)         (891)        (32.1)        (10.3)        (27.6)
                                             ----------    ----------    ----------    ----------    ----------    ----------
   Balance, end of year                        (3,540)       (2,458)       (2,058)      $(105.1)       $(73.0)       $(62.7)
                                             ==========    ==========    ==========    ==========    ==========    ==========

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
Ball Corporation and Subsidiaries

Significant Accounting Policies
Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the accounts of Ball Corporation and majority-owned subsidiaries (collectively, Ball or the Company). Investments in 20 percent through 50 percent owned affiliated companies, and majority-owned affiliates where control is temporary, are included under the equity method where Ball exercises significant influence over operating and financial affairs. Otherwise, investments are included at cost. Differences between the carrying amounts of equity investments and the Company's interest in underlying net assets are amortized over periods benefited. Significant intercompany transactions are eliminated. The results of subsidiaries and equity affiliates in Asia and South America are reflected in the consolidated financial statements on a one month lag. There were no significant events which occurred subsequent to November 30, 1997, which were required to be reflected in the accompanying financial statements. Certain amounts for 1996 and 1995 have been reclassified to conform to the 1997 presentation.
     In October 1996, the Company sold its 42 percent interest in Ball-Foster Glass Container Co., L.L.C. (Ball-Foster), a company formed in 1995, to Compagnie de Saint-Gobain (Saint-Gobain). With this sale, Ball no longer participates in the manufacture or sale of glass containers. Accordingly, the accompanying consolidated financial statements and notes segregate the financial effects of the glass business as discontinued operations. See the note, "Discontinued Operations," for more information regarding this transaction. Amounts included in the notes to consolidated financial statements pertain to continuing operations, except where otherwise noted.

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

Revenue Recognition
Sales and earnings are recognized primarily upon shipment of products, except in the case of long-term contracts within the aerospace and technologies segment for which revenue is recognized under the percentage-of-completion method. Certain of these contracts provide for fixed and incentive fees, which are recorded as they are earned or when incentive amounts become determinable. Provision for estimated contract losses, if any, is made in the period that such losses are determined.

Temporary Investments
Temporary investments are considered cash equivalents if original maturities are three months or less.

Financial Instruments
Accrual accounting is applied for financial instruments classified as hedges. Costs of hedging instruments are deferred as a cost adjustment, or deferred and amortized as a yield adjustment, over the term of the hedging agreement. Gains and losses on early terminations of derivative financial instruments related to debt are deferred and amortized as yield adjustments. Deferred gains and losses related to exchange rate forwards are recognized as cost adjustments of the related purchase or sale transaction. If a financial instrument no longer qualifies as an effective hedge, the instrument is recorded at fair market value.

Inventories
Inventories are stated at the lower of cost or market. The cost for certain U.S. metal beverage container inventories and substantially all inventories within the U.S. metal food container business is determined using the last-in, first-out (LIFO) method of accounting. The cost for remaining inventories is determined using the first-in, first-out (FIFO) method.

Depreciation and Amortization
Depreciation is provided on the straight-line method in amounts sufficient to amortize the cost of the properties over their estimated useful lives (buildings
- 15 to 40 years; machinery and equipment - 5 to 10 years). Goodwill is amortized over the periods benefited, 40 years. The Company evaluates long-lived assets, including goodwill and other intangibles, based on fair values or undiscounted cash flows whenever significant events or changes in circumstances occur which indicate the carrying amount may not be recoverable.

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

Earnings Per Share
The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," effective December 31, 1997. Under SFAS No. 128, Ball is required to present both earnings per common share and diluted earnings per share amounts. Earnings per common share are computed by dividing the net earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if the Series B ESOP Convertible Preferred Stock (ESOP Preferred) was converted into additional outstanding common shares and outstanding dilutive stock options were exercised. In the diluted computation, net earnings (loss) attributable to common shareholders are adjusted for additional ESOP contributions which would be required if the ESOP Preferred was converted to common shares and excludes the tax benefit of deductible common dividends upon the assumed conversion of the ESOP Preferred. Adoption of the new standard, which requires restatement of previously disclosed amounts, had no effect on previously disclosed earnings per common share amounts and had an insignificant effect on previously disclosed diluted earnings per share amounts.
     In 1995, the assumed conversion of the ESOP Preferred and exercise of stock options resulted in a dilutive effect on continuing operations. Accordingly, the diluted weighted average share amounts are required to be used for discontinued operations, resulting in a lower total diluted loss per share than the total loss per common share.

New Accounting Pronouncements
SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," were issued in June 1997 and will be effective for the Company in 1998. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Adoption of this standard will not affect the presentation of the traditional statement of income. SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company is evaluating this standard to determine the impact, if any, on its segment reporting.

Business Segment Information
The  Company  has   two   business  segments:   packaging,  and   aerospace  and
technologies.

Packaging
The packaging segment includes the businesses that manufacture metal and PET (polyethylene terephthalate) containers, primarily for use in beverage and food packaging. The Company's packaging operations are located in and serve North America (the U.S. and Canada) and Asia (primarily China). Packaging operations in Asia have increased as a result of the early 1997 acquisition of a controlling interest in M.C. Packaging (Hong Kong) Limited (M.C. Packaging). The results of that business are included within the packaging segment since its acquisition date. Ball also has investments in packaging companies in Brazil and Thailand which are accounted for under the equity method, and, accordingly, those results are not included in segment earnings or assets. See the notes, "Acquisitions" and "Dispositions and Other," for additional information regarding these and other transactions affecting segment results.

Aerospace and Technologies
The aerospace and technologies segment includes: the aerospace systems division, comprised of civil space systems, technology operations, defense systems, commercial space operations and systems engineering; and the telecommunication products division, comprised of advanced antenna and video systems and communication and video products. See the note, "Dispositions and Other," for information regarding transactions affecting segment results.

Major Customers
Packaging segment sales to PepsiCo, Inc., and affiliates represented approximately 12 percent of consolidated net sales in 1997 and 1996, and less than 10 percent of consolidated net sales in 1995. Sales to Anheuser-Busch Companies, Inc., represented less than 10 percent of consolidated net sales in 1997 and approximately 11 percent and 14 percent of consolidated net sales in 1996 and 1995, respectively. Sales to all bottlers of Pepsi-Cola and Coca-Cola branded beverages comprised approximately 36 percent of consolidated net sales in both 1997 and 1996 and 32 percent of consolidated net sales in 1995. Sales to various U.S. government agencies by the aerospace and technologies segment, either as a prime contractor or as a subcontractor, represented approximately 14 percent, 15 percent and 13 percent of consolidated net sales in 1997, 1996 and 1995, respectively.


Summary of Business by Segment
(dollars in millions)                                          1997              1996             1995
                                                           -------------     -------------    -------------

Net Sales
Packaging                                                    $1,989.8          $1,822.1         $1,730.0
Aerospace and technologies                                      398.7             362.3            315.8
                                                           -------------     -------------    -------------
   Consolidated net sales                                    $2,388.5          $2,184.4         $2,045.8
                                                           =============     =============    =============

Income
Packaging                                                    $  108.3          $   57.6         $   95.6
Dispositions and other (1)                                       (3.0)            (21.0)           (10.9)
                                                           -------------     -------------    -------------
     Total packaging                                            105.3              36.6             84.7
                                                           -------------     -------------    -------------
Aerospace and technologies                                       34.0              31.4             27.3
Dispositions and other (1)                                        -                 -                3.8
                                                           -------------     -------------    -------------
     Total aerospace and technologies                            34.0              31.4             31.1
                                                           -------------     -------------    -------------

Consolidated operating earnings                                 139.3              68.0            115.8

Corporate undistributed expenses, net                           (11.9)             (5.1)           (13.2)
Dispositions and other (1)                                       12.0               -                -
                                                           -------------     -------------    -------------
     Total corporate                                              0.1              (5.1)           (13.2)
                                                           -------------     -------------    -------------

Interest expense                                                (53.5)            (33.3)           (25.7)
                                                           -------------    -------------     -------------
   Consolidated income from continuing operations before
     taxes on income                                         $   85.9          $   29.6         $   76.9
                                                           =============     =============    =============

Assets Employed in Operations
Packaging                                                    $1,729.2          $1,198.7         $1,081.0
Aerospace and technologies                                      140.6             131.6            125.0
                                                           -------------     -------------    -------------
     Assets employed in operations                            1,869.8           1,330.3          1,206.0
Discontinued operations                                           -                 -              200.8
Investments in affiliates (2)                                    74.5              80.9             84.5
Corporate (3)                                                   145.8             289.6            122.7
                                                           -------------     -------------    -------------
   Total assets                                              $2,090.1          $1,700.8         $1,614.0
                                                           =============     =============    =============

Property, Plant and Equipment Additions
Packaging                                                     $  75.7          $  179.7         $  163.3
Aerospace and technologies                                       18.6              15.1             13.9
Corporate                                                         3.4               1.3              1.7
                                                           -------------     -------------    -------------
   Total additions                                           $   97.7          $  196.1         $  178.9
                                                           =============     =============    =============

Depreciation and Amortization
Packaging                                                    $  101.4          $   78.9         $   65.5
Aerospace and technologies                                       14.3              12.5             10.9
Corporate                                                         1.8               2.1              2.3
                                                           -------------     -------------    -------------
   Total depreciation and amortization                       $  117.5          $   93.5         $   78.7
                                                           =============     =============    =============

(1)  Refer to the note, "Dispositions and Other."
(2)  Refer to the note, "Other Assets."
(3) Corporate assets include cash and temporary investments, current deferred and prepaid income taxes, amounts related to employee benefit plans and corporate facilities and equipment.

Financial data segmented by geographic area is provided below.

Summary of Business by Geographic Area
(dollars in millions)                       U.S.            Canada             Asia          Eliminations        Consolidated
                                        -------------    -------------     -------------    ---------------     ---------------

1997
Net sales
   Sales to unaffiliated customers        $1,889.0           $267.7            $231.8            $  -              $2,388.5
   Inter-area sales to affiliates              -                0.9               -                (0.9)                -
                                        -------------    -------------     -------------    ---------------     ---------------
                                           1,889.0            268.6             231.8              (0.9)            2,388.5
                                        =============    =============     =============    ===============     ===============
Consolidated operating earnings (1)          122.4             11.1               6.2              (0.4)              139.3
                                        =============    =============     =============    ===============     ===============
Assets employed in operations             $1,049.8           $209.8            $618.8             $(8.6)           $1,869.8
                                        =============    =============     =============    ===============     ===============

1996
Net sales
   Sales to unaffiliated customers        $1,826.3           $291.2             $66.9            $  -              $2,184.4
   Inter-area sales to affiliates              -                0.5               -                (0.5)                -
                                        -------------    -------------     -------------    ---------------     ---------------
                                           1,826.3            291.7              66.9              (0.5)            2,184.4
                                        =============    =============     =============    ===============     ===============
Consolidated operating earnings (1)           62.0              4.4               3.0              (1.4)               68.0
                                        =============    =============     =============    ===============     ===============
Assets employed in operations             $  976.5           $217.9            $138.4            $ (2.5)           $1,330.3
                                        =============    =============     =============    ===============     ===============

1995
Net sales
   Sales to unaffiliated customers        $1,685.7           $304.0            $ 56.1            $  -              $2,045.8
   Inter-area sales to affiliates              -                0.3               -                (0.3)                -
                                        -------------    -------------     -------------    ---------------     ---------------
                                           1,685.7            304.3              56.1              (0.3)            2,045.8
                                        =============    =============     =============    ===============     ===============
Consolidated operating earnings (1)           92.1             19.1               4.7              (0.1)              115.8
                                        =============    =============     =============    ===============     ===============
Assets employed in operations             $  951.1           $198.2            $ 60.4            $ (3.7)           $1,206.0
                                        =============    =============     =============    ===============     ===============

(1)  Refer to the note, "Dispositions and Other."


Acquisitions

M.C. Packaging (Hong Kong) Limited
In early 1997, Ball, through its majority-owned subsidiary, FTB Packaging Limited (FTB Packaging), acquired approximately 75 percent of M.C. Packaging (Hong Kong) Limited (M.C. Packaging), previously held by Lam Soon (Hong Kong) Limited and the general public for a total purchase price of approximately $179 million. M.C. Packaging produces two-piece aluminum beverage containers, three-piece steel beverage and food containers, aerosol cans, plastic packaging, metal crowns and printed and coated metal.
     The acquisition has been accounted for as a purchase, with M.C. Packaging's results included in the Company's consolidated financial statements effective with the acquisition. The preliminary purchase price allocation included provisions for costs incurred in 1997, or expected to be incurred, for severance, relocation and other restructuring activities of approximately $7.3 million. In 1997, approximately $1.9 million was charged against these reserves, primarily related to employee termination costs. To the extent that the actual costs to complete these activities are different from the estimated amounts provided, the change will be reflected as an adjustment to goodwill. The excess of the purchase price over the net book value of assets acquired and liabilities assumed has been preliminarily assigned to long-term assets, including goodwill of $122.3 million, and is being amortized to expense over the periods benefited.

Following is a summary of the net assets acquired:

(dollars in millions)

Total assets, including cash of $18.8 million                          $487.3
Less liabilities assumed:
     Current liabilities (other than debt)                               63.3
     Total debt                                                         198.0
     Other long-term liabilities and minority interests                  47.2
                                                                   -------------
Net assets acquired                                                    $178.8
                                                                   =============

     The following table illustrates the effects of the acquisition on a pro forma basis for the year ended 1996 as though it had occurred at January 1, 1996.

(dollars in millions except per share amounts)                          1996 (2)
                                                                 ---------------

Net sales                                                             $ 2,366.4

Net income                                                                  1.1

Net loss attributable to common shareholders                               (1.8)

Loss per common share (1)                                                 (0.06)


(1) The effect of assuming conversion of the ESOP Preferred shares would be anti-dilutive. Accordingly, the diluted loss per share is the same as the loss per common share.
(2)  All amounts reflect continuing operations only.


     The unaudited pro forma financial information is provided for informational purposes only and does not purport to be indicative of the future results or what the results of operations would have been had the acquisition been effected on January 1, 1996. In addition to increased interest expense related to incremental borrowings used to finance the acquisition and the amortization of goodwill, pro forma results include charges of $6.2 million after taxes and minority interests, or 20 cents per share, in connection with preacquisition inventory, accounts receivable and other items which management believes to be at abnormally high levels not anticipated in the future.

PET Container Assets
In the third quarter of 1997, the Company acquired certain PET container assets for a purchase price of approximately $42.7 million from Brunswick Container Corporation (Brunswick), including goodwill and other intangible assets of approximately $28.3 million. In connection with the acquisition, the Company began operating a new plant in Delran, New Jersey, to supply a large East Coast bottler of soft drinks and other customers, and closed small manufacturing facilities in Pennsylvania and Virginia. See the note, "Dispositions and Other," for additional information regarding these plant closures.

Dispositions and Other
The following table summarizes the gains and losses in connection with dispositions and other charges included in the consolidated statement of income
(loss) during the three years ended December 31, 1997.

(dollars in millions except per share amounts)                                               Earnings (Loss)
                                                          Pretax           After tax               per
                                                       Gain (Loss)        Gain (Loss)          Common Share
                                                      ---------------    ---------------    -------------------

1997 Items
Sale of investment in Datum                               $ 11.7              $ 7.1              $ 0.23
Plant closing                                               (3.0)              (1.8)              (0.06)
Disposition and write-down of equity investments             0.3               (0.3)              (0.01)
                                                      ---------------    ---------------    -------------------
                                                          $  9.0              $ 5.0              $ 0.16
                                                      ===============    ===============    ===================

1996 Items
Sale of U.S. aerosol business                             $ (3.3)            $ (4.4)             $(0.14)
Plant closings and other                                   (17.7)             (11.0)              (0.37)
Write-down of investment in EarthWatch (1)                   -                 (9.3)              (0.31)
                                                      ---------------    ---------------    -------------------
                                                          $(21.0)            $(24.7)             $(0.82)
                                                      ===============    ===============    ===================

1995 Items
Gain on sale of Efratom business                          $ 11.8               $7.7              $ 0.25
Disposition of imaging business                             (8.0)              (4.9)              (0.16)
Plant closings and other                                   (10.9)              (6.6)              (0.22)
                                                      ---------------    ---------------    -------------------
                                                          $ (7.1)            $ (3.8)             $(0.13)
                                                      ===============    ===============    ===================

(1)  Reflected  in  "equity  in  (losses)   earnings  of   affiliates"   in  the
     accompanying consolidated statement of income (loss).

1997 Items
In the first half of 1997, the Company sold its interest in the common stock of Datum Inc. (Datum), for approximately $26.2 million, recording a pretax gain of $11.7 million. Ball acquired its interest in Datum in connection with the 1995 disposition of its Efratom time and frequency measurement devices business (see 1995 items). The Company owned approximately 32 percent of Datum. Ball's share of Datum's earnings under the equity method of accounting were $0.5 million and $0.3 million in 1997 and 1995, respectively, and a loss of $0.2 million in 1996.
     In the second quarter of 1997, the Company recorded a pretax charge of $3.0 million to close a small PET container manufacturing plant in connection with the acquisition of certain PET container manufacturing assets. Operations ceased during that quarter. A second plant, acquired from Brunswick, was closed in early 1998.
     In the fourth quarter of 1997, Ball disposed of or wrote down to estimated net realizable value certain equity investments, resulting in a net pretax gain of $0.3 million. The Company's equity in the net earnings of these affiliates was not significant in 1997, 1996 and 1995.


1996 Items
In the fourth quarter of 1996, Ball sold its U.S. aerosol container manufacturing business, with net assets of approximately $47.5 million, including $6.0 million of goodwill, for $44.3 million, comprised of cash and a $3.0 million note, recording a pretax loss of $3.3 million.
     In late  1996,  the  Company  closed a metal food  container  manufacturing facility and discontinued the manufacture of metal beverage containers at another facility. Ball recorded a pretax charge of $14.9 million consisting of $9.4 million to write down assets to net realizable value and $5.5 million for employee termination costs, benefits and other direct costs. In addition, in the first quarter of 1996, Ball recorded a charge of $2.8 million for employee termination costs, primarily related to the metal packaging business. Curtailment activities were substantially completed during 1997.
     In 1994, the Company formed EarthWatch, Incorporated (EarthWatch), and in 1995 acquired WorldView, Inc., to commercialize certain proprietary technologies by serving the market for satellite-based remote sensing images of the Earth. Through December 31, 1995, the Company invested approximately $21 million in EarthWatch. As of December 31, 1996, EarthWatch had experienced extended product development and deployment delays and expected to incur significant product development losses into the future, exceeding Ball's investment. Although Ball was a 49 percent equity owner of EarthWatch at year end 1996, and had contracted to design satellites for that company, the remaining carrying value of the investment was written to zero. Accordingly, Ball recorded a pretax charge of $15.0 million ($9.3 million after tax or 31 cents per share), in the fourth quarter of 1996 which is reflected as a part of equity in losses of affiliates. EarthWatch continued to incur losses throughout 1997. Ball has no commitments to provide further equity or debt financing to EarthWatch beyond its investment to date. Subject to certain conditions, Ball has agreed to produce satellites for Earth Watch. At year end 1997, Ball owned approximately 48 percent of the voting stock in EarthWatch.

1995 Items
During 1994, the Company concluded a study which explored strategic alternatives for the aerospace and technologies business. A decision was made to retain the core aerospace and technologies business, but to sell its Efratom business. Efratom was sold in March 1995 to Datum for cash of $15.0 million and approximately 1.3 million shares, or approximately 32 percent, of Datum common stock with a market value at the date of the sale of $14.0 million. Ball recorded a pretax gain of $11.8 million in connection with this sale.
     In late 1995, the metal packaging business recorded a pretax charge of $10.9 million as a result of the curtailment of certain manufacturing capacity and write-down of certain unproductive manufacturing equipment to net realizable value. The charge included $7.5 million for asset write-downs to net realizable value and $3.4 million for employment termination costs, benefits and other direct costs. Curtailment activities were substantially completed during 1996.
     In addition, a charge of $8.0 million was recorded in 1995 for costs associated with the 1993 decision to exit the visual image generating systems business. All significant business activities associated with the exit were completed in early 1997.

Subsequent Event
On February 4, 1998, Ball announced that it would relocate its corporate headquarters to an existing company-owned building in Broomfield, Colorado. In connection with the relocation, the Company expects to record in 1998 a charge estimated to be approximately $20 million pretax, primarily for employee related costs and the write-down of certain assets to net realizable values. This move is expected to be largely completed by the end of 1998.

Discontinued Operations
In September 1995, the Company sold substantially all of the assets of Ball Glass Container Corporation (Ball Glass), a wholly owned subsidiary of Ball, to Ball-Foster for approximately $323 million in cash. Concurrent with this transaction, the Company acquired a 42 percent interest in Ball-Foster for $180.6 million. The remaining 58 percent interest was acquired for $249.4 million by Saint-Gobain. Ball-Foster also acquired substantially all of the assets of Foster-Forbes, a unit of American National Can Company.
     In October 1996, the Company sold its interest in Ball-Foster to Saint-Gobain for $190 million in cash and received an additional $15 million in cash in final settlement of the 1995 transaction. With the October 1996 sale, Ball no longer participates in the glass business.

     The following table provides summary income statement data related to the discontinued glass business:

                                                                          Year ended December 31,
                                                                       -------------------------------
(dollars in millions)                                                      1996              1995
                                                                       -------------     -------------

Net sales                                                                 $   -              $545.9
                                                                       -------------     -------------

Earnings  attributable to previously  consolidated  Ball Glass operations before interest and taxes on income, excluding
   loss on sale                                                           $   -             $  30.5
Pretax gain (loss) on sale of Ball-Foster / Ball Glass                       24.1            (111.1)
Ball's share of Ball-Foster's net loss                                       (7.6)             (2.3)
Adjustment of provisions to currently estimated requirements                 11.0               -
Allocated interest expense                                                   (5.5)            (12.1)
Provision for income tax (expense) benefit                                  (10.9)             27.5
Minority interest                                                             -                (3.0)
                                                                       -------------     -------------
Net income (loss) attributable to the glass business                       $ 11.1            $(70.5)
                                                                       =============     =============

     Interest expense allocated to the glass business was based on the average net assets of the glass business and Ball's weighted average interest rate for general borrowings. Debt specifically identified with the Company's other operations was excluded in determining the weighted average interest rate. The net loss attributable to discontinued operations in 1995 included allocated general and administrative expenses directly related to the glass business of approximately $5.7 million.

Accounts Receivable
Accounts receivable are net of an allowance for doubtful accounts of $12.2 million and $5.1 million at December 31, 1997 and 1996, respectively.

Sale of Trade Accounts Receivable
In December 1997, Ball Capital Corp., a wholly owned subsidiary of Ball, entered into a receivables sale agreement which provides for the ongoing, revolving sale of up to $75.0 million of a designated pool of trade accounts receivable of Ball's domestic packaging businesses. The current agreement expires in December 1998. Accounts receivable sold under this agreement and a similar agreement in the prior year totaled $65.9 million and $66.5 million at December 31, 1997 and 1996, respectively. Fees incurred in connection with the sale of accounts receivable in 1997, 1996 and 1995, and which are included in general and administrative expenses, totaled $4.0 million, $3.7 million and $4.3 million, respectively.

Accounts Receivable in Connection with Long-Term Contracts
Net accounts receivable under long-term contracts, due primarily from agencies of the U.S. government, were $63.7 million and $60.4 million at December 31, 1997 and 1996, respectively, and include unbilled amounts representing revenue earned but not yet billable of $28.0 million and $15.4 million, respectively. Approximately $9.3 million of unbilled receivables at December 31, 1997, is expected to be collected after one year.

Inventories
Inventories at December 31 consisted of the following:

(dollars in millions)                                                                 1997              1996
                                                                                  -------------     -------------

Raw materials and supplies                                                            $184.9            $ 95.7
Work in process and finished goods                                                     228.4             206.3
                                                                                  -------------     -------------
                                                                                      $413.3            $302.0
                                                                                  =============     =============

     Approximately 67 percent of total U.S. product inventories at December 31, 1997 and 1996, were valued using LIFO accounting. Inventories at December 31, 1997 and 1996, would have been $9.9 million and $10.1 million higher, respectively, than the reported amounts if the FIFO method, which approximates replacement cost, had been used for all inventories.

Other Assets
The composition of other assets at December 31 was as follows:

(dollars in millions)                                                                1997              1996
                                                                                  ------------     -------------
Investments in affiliates
  Packaging affiliates                                                                $ 74.5           $ 66.8
  Datum Inc.                                                                             -               14.1
                                                                                  ------------     -------------
     Total investments in affiliates                                                    74.5             80.9
Goodwill, net (1)                                                                      194.8             59.5
Net cash surrender value of company-owned life insurance                                24.6             32.5
Other                                                                                   78.6             62.3
                                                                                  ------------     -------------
                                                                                      $372.5           $235.2
                                                                                  ============     =============

(1) Net of accumulated amortization of $20.6 million and $16.3 million at December 31, 1997 and 1996, respectively.

Company-Owned Life Insurance
The Company has purchased insurance on the lives of certain employees. Premiums were approximately $6 million in each of 1997 and 1996 and $20 million in 1995. Amounts in the consolidated statement of cash flows represent net cash flows from this program, including policy loans of approximately $10 million in each of 1997 and 1996 and $113 million in 1995, and partial withdrawals of approximately $22 million in 1997. Legislation enacted in 1996 limits the amount of interest on policy loans which can be deducted for federal income tax purposes. The limits affect insurance programs initiated after June 1986, and phase-in over a three-year period. As a result of the new legislation, the Company was unable to deduct certain amounts of its policy loan interest in 1996, resulting in higher income tax expense of approximately $1.5 million (five cents per share). As a result of actions taken by Ball in 1996, the new legislation did not have a significant impact on 1997 results.

Debt and Interest Costs
Short-term debt at December 31 consisted of the following:

                                                      1997                               1996
                                          ------------------------------     ------------------------------
                                                             Weighted                           Weighted
                                                             Average                            Average
(dollars in millions)                      Outstanding        Rate (1)        Outstanding        Rate (1)
                                          --------------     -----------     --------------     -----------

U.S. bank facilities                            $85.5            5.8%            $   -              5.5%
Canadian dollar commercial paper                 40.9            3.4%               57.6            4.5%
Asian bank facilities (2)                       181.9            7.0%               58.7            7.2%
                                          --------------                     --------------
                                               $308.3                             $116.3
                                          ==============                     ==============

(1) Represents the weighted average interest rate on short-term borrowings for the year.
(2) Facilities for FTB Packaging and affiliates in U.S. ($130.2 million at year end 1997) and Asian currencies. Borrowings are without recourse to Ball Corporation.

Long-term debt at December 31 consisted of the following:


(dollars in millions)                                                               1997              1996
                                                                                -------------     -------------

Notes Payable
   Private placements:
     6.29% to 6.82% serial installment notes (6.71% weighted average)
       due through 2008                                                             $147.1            $150.0
     8.09% to 8.75% serial installment notes (8.54% weighted average)
       due through 2012                                                               90.6             101.4
     8.20% to 8.57% serial notes (8.36% weighted average)
       due 1999 through 2000                                                          60.0              60.0
     10.00% serial note due 1998                                                      20.0              35.0
     9.66% serial note due 1998 (1)                                                    -                20.0
     Floating rate notes (6.56% to 7.63% at year end 1997) due
         through 2002 (2)                                                             75.1              18.0
Industrial Development Revenue Bonds
   Floating rates (2.5% to 4.3% at year end 1997) due through 2011                    31.5              32.2
Other                                                                                  3.5               6.0
ESOP Debt Guarantee
   8.38% installment notes due through 1999                                           11.9              18.9
   8.75% installment note due 1999 through 2001                                       25.1              25.1
                                                                                -------------     -------------
                                                                                     464.8             466.6
Less:
   Current portion of long-term debt                                                  98.7              58.9
                                                                                -------------     -------------
                                                                                    $366.1            $407.7
                                                                                =============     =============

(1)   This note was prepaid without penalty in 1997.
(2)   U.S. dollar denominated notes issued by FTB Packaging and affiliates.

     In the U.S., Ball had committed revolving credit agreements at December 31, 1997, totaling $280 million consisting of a five-year facility expiring July
2002 for $150 million and 364-day facilities for $130 million. The revolving credit agreements provide for various borrowing rates, including borrowing rates based on the London Interbank Offered Rate (LIBOR). The Canadian dollar commercial paper facility provides for committed short-term funds of approximately $84 million. The Company also has short-term uncommitted credit facilities in the U.S. of approximately $326 million, and, in Asia, FTB Packaging, including M.C. Packaging, had short-term uncommitted credit facilities of approximately $250 million at December 31, 1997. Ball pays a facility fee on the committed facilities.
     In January 1996, the Company issued long-term, senior, unsecured notes to several insurance companies for $150 million with a weighted average interest rate of 6.71 percent and maturities from 1997 through 2008. Fixed-term debt in China at year end 1997 included approximately $57.2 million of floating rate notes issued by M.C. Packaging and its consolidated affiliates, and a floating rate note issued by FTB Packaging's Beijing affiliate. Maturities of all fixed long-term debt obligations outstanding at December 31, 1997, are $62.8 million, $59.2 million, $35.2 million and $19.5 million for the years ending December 31, 1999 through 2002, respectively.
     FTB Packaging issues letters of credit in the ordinary course of business in connection with supplier arrangements and provides guarantees to secure bank financing for its affiliates. At year end, FTB Packaging, including M.C. Packaging, had outstanding letters of credit and guarantees of unconsolidated affiliate debt of approximately $14.1 million. Ball also issues letters of credit in the ordinary course of business to secure liabilities recorded in connection with the Company's deferred compensation program, industrial development revenue bonds and insurance arrangements, of which $72.5 million were outstanding at December 31, 1997. Ball Corporation also has provided a completion guarantee representing 50 percent of the $54 million of debt issued by the Company's Brazilian joint venture to fund the construction of the facilities. ESOP debt represents borrowings by the trust for the Ball-sponsored ESOP which have been irrevocably guaranteed by the Company.
     The U.S. note agreements, bank credit agreement, ESOP debt guarantee and industrial development revenue bond agreements contain certain restrictions relating to dividends, investments, guarantees and other borrowings. Under the most restrictive covenant, approximately $166 million was available for payment of dividends and purchases of treasury stock at December 31, 1997.
     The Company was not in default of any loan agreement at December 31, 1997, and has met all payment obligations. M.C. Packaging was, however, in noncompliance with certain financial ratio provisions, including interest coverage and current ratio, under a fixed term loan agreement of which $37.5 million was outstanding at year end. The lender granted M.C. Packaging an unspecified period to present a revised, comprehensive financing structure for its business. Management believes that M.C. Packaging has made significant progress towards concluding an alternative, longer term financing arrangement satisfactory to all parties and that although such an arrangement has substantially been concluded, a definitive agreement has not yet been executed. Management also believes that existing credit resources will be adequate to meet foreseeable financing requirements. Ball Corporation does not guarantee any debt obligations of M.C. Packaging.
     A summary of total interest cost paid and accrued follows:

(dollars in millions)                 1997             1996              1995
                                -------------    -------------     -------------
Interest costs                       $57.9            $39.9             $29.2
Amounts capitalized                   (4.4)            (6.6)             (3.5)
                                -------------    -------------     -------------
   Interest expense                   53.5             33.3              25.7
                                =============    =============     =============
Interest paid during year  (1)       $53.9            $37.3             $42.6
                                =============    =============     =============

(1) Includes $5.5 million and $12.1 million for 1996 and 1995, respectively, allocated to discontinued operations.

Financial and Derivative Instruments and Risk Management
The Company is subject to various risks and uncertainties due to the competitive nature of the industries in which Ball participates, its operations in developing markets outside the U.S., changing commodity prices and changing capital markets.

Policies and Procedures
In the ordinary course of business, the Company employs established risk management policies and procedures to reduce its exposure to commodity price changes, changes in interest rates and fluctuations in foreign currencies. The Company's objective in managing its exposure to commodity price changes is to limit the impact of commodity price changes on earnings and cash flow through arrangements with suppliers and, at times, through the use of certain derivative instruments designated as hedges. The Company's objective in managing its exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flow and to lower its overall borrowing costs. To achieve these objectives, the Company primarily uses interest rate swaps and options to manage the Company's mix of floating and fixed-rate debt. The Company's objective in managing its exposure to foreign currency fluctuations is to reduce cash flow and earnings volatility associated with foreign exchange rate changes. The Company generally does not use derivative instruments for trading purposes.

Interest Rate Risk
Interest rate instruments held by the Company at December 31, 1997 and 1996, included pay-floating and pay-fixed swaps and swaption contracts. Pay-fixed swaps effectively convert floating rate obligations to fixed rate instruments. Pay-floating swaps effectively convert fixed-rate obligations to variable rate instruments. The differential exchanged with counter parties between fixed rate and floating rate interest amounts are recorded as an adjustment to interest expense. Gains or losses arising from the termination of interest rate swaps, which have not been significant, are deferred and amortized over the original contract terms. If an interest rate swap would no longer qualify as an effective hedge, Ball records the instrument at fair market value and the financial impact is reflected in earnings. Swap agreements expire in one to eight years.
     Interest rate swap agreements outstanding at December 31, 1997, had notional amounts of $145 million at a floating rate and $326 million at a fixed rate, or a net fixed-rate position of $181 million. At December 31, 1996, these agreements had notional amounts of $110 million at a floating rate and $81 million at fixed rate, or a net floating-rate position of $29 million. Floating rate agreements with notional amounts of $55 million and $50 million at December 31, 1997 and 1996, included an interest rate floor.
     The related notional amounts of interest rate swaps and options serve as the basis for computing the cash flow under these agreements but do not represent the Company's exposure through its use of these instruments. Although these instruments involve varying degrees of credit and interest risk, the counter parties to the agreements involve financial institutions which are expected to perform fully under the terms of the agreements.
     The fair value of all non-derivative financial instruments approximates their carrying amounts with the exception of long-term debt. Rates currently available to the Company for loans with similar terms and maturities are used to estimate the fair value of long-term debt based on discounted cash flows. The fair value of derivatives generally reflects the estimated amounts that Ball would pay or receive upon termination of the contracts at December 31, 1997 and 1996, taking into account any unrealized gains or losses on open contracts.

                                                                        1997                           1996
                                                             ---------------------------    ----------------------------
                                                              Carrying          Fair         Carrying          Fair
(dollars in millions)                                          Amount          Value          Amount           Value
                                                             ------------    ------------   ------------    ------------

Long-term debt                                                   $464.8          $484.2         $466.6          $463.5
Unrealized net loss on derivative
   contracts relating to debt                                      -                1.2           -                1.9

Exchange Rate Risk
In 1997, the Company recognized its share of exchange losses, comprised primarily of the unrealized loss attributable to approximately $23 million of U.S. dollar denominated debt held by its 40 percent equity affiliate in Thailand. The charge of $3.2 million, or 11 cents per share, resulted from a change in monetary policy by the government of Thailand in early July 1997, to no longer peg the Thai baht to the U.S. dollar. Through November 30, 1997, the Thai baht depreciated significantly versus the U.S. dollar, and continues to be volatile. The Company also has U.S. dollar denominated debt in China (approximately $205 million included in Ball's consolidated balance sheet and approximately $45 million issued by equity affiliates at year end). The Company's 50 percent owned affiliate in Brazil had approximately $72 million of U.S. dollar denominated debt at year end. In addition, Ball has other U.S. dollar denominated assets and liabilities outside the U.S. which are subject to exchange rate fluctuations.

Leases
The Company leases warehousing and manufacturing space and certain manufacturing equipment, primarily within the packaging segment, and office space, primarily within its aerospace and technologies business. Under certain of these lease arrangements, Ball has the option to purchase the leased facilities and equipment for a total purchase price at the end of the lease term of approximately $96.3 million. If the Company elects not to purchase the equipment, and does not enter into a new lease arrangement, Ball has guaranteed the lessors a minimum residual value of approximately $77.2 million, and may incur other incremental costs to discontinue or relocate the business activities associated with these leased assets. These agreements contain certain restrictions relating to dividends, investments and borrowings consistent with the Company's bank credit agreements. Total noncancellable operating leases in effect at December 31, 1997, require rental payments of $29.2 million, $25.8 million, $20.9 million, $15.3 million and $2.7 million for the years 1998 through 2002, respectively, and $15.4 million for all years thereafter. Lease expense for all operating leases was $34.7 million, $28.9 million and $18.1 million in 1997, 1996 and 1995, respectively.

Taxes on Income
The amounts of income from continuing operations before income taxes by national jurisdiction follow:

(dollars in millions)                                              1997             1996              1995
                                                               -------------    -------------     -------------

Domestic                                                            $82.4            $17.9             $60.6
Foreign                                                               3.5             11.7              16.3
                                                               -------------    -------------     -------------
                                                                    $85.9            $29.6             $76.9
                                                               =============    =============     =============

The provision for income tax expense (benefit) for continuing operations was comprised as follows:

(dollars in millions)                                              1997             1996              1995
                                                               -------------    -------------     -------------
Current
   U.S.                                                              $9.3           $ (7.2)          $  13.1
   State and local                                                    2.2              -                 4.4
   Foreign                                                            3.4              2.0               2.2
                                                               -------------    -------------     -------------
     Total current                                                   14.9             (5.2)             19.7
                                                               -------------    -------------     -------------
Deferred
   U.S.                                                              10.6              8.4               3.2
   State and local                                                    2.2              1.3              (0.3)
   Foreign                                                            4.3              2.7               3.8
                                                               -------------    -------------     -------------
     Total deferred                                                  17.1             12.4               6.7
                                                               -------------    -------------     -------------
Provision for income tax expense                                    $32.0           $  7.2           $  26.4
                                                               =============    =============     =============

     The provision for income tax expense recorded within the consolidated statement of income (loss) differs from the amount of income tax expense determined by applying the U.S. statutory federal income tax rate to pretax income from continuing operations as a result of the following:

(dollars in millions)                                              1997             1996              1995
                                                               -------------    -------------     -------------

Statutory U.S. federal income tax                                   $30.1           $ 10.3            $ 26.9
Increase (decrease) due to:
   Company-owned life insurance                                      (6.2)            (6.0)             (5.4)
   Research and development tax credit                               (2.5)            (6.0)              -
   Tax effects of foreign operations                                  8.0              4.7               2.7
   Basis difference on sale of assets                                 0.4              2.1               -
   State and local income taxes, net                                  2.9              0.9               2.3
   Other, net                                                        (0.7)             1.2              (0.1)
                                                               -------------    -------------     -------------
Provision for income tax expense                                  $  32.0           $  7.2            $ 26.4
                                                               =============    =============     =============
Effective income tax rate expressed as a percentage of
   pretax income from continuing operations                         37.2%            24.3%             34.4%
                                                               =============    =============     =============

     In connection with a routine examination of its federal income tax return, the Internal Revenue Service concurred with the Company's position on recognition of research and development tax credits. As a result, the Company received a refund in 1996 of a portion of prior years' tax payments. In 1997, the Company settled tax credit matters for years 1991 and 1992, and recorded an additional credit.
     Provision is not made for additional U.S. or foreign taxes on undistributed earnings of controlled foreign corporations where such earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might become payable upon the eventual remittance of the foreign earnings for which no provision has been made.

The significant components of deferred tax (assets) liabilities at December 31 were:

(dollars in millions)                                 1997              1996
                                                 -------------     -------------
Deferred tax assets:
   Deferred compensation                             $(21.8)          $ (21.4)
   Accrued employee benefits                          (34.8)            (36.0)
   Estimated plant closure costs                       (7.8)             (9.7)
   Other                                              (37.4)            (39.5)
                                                 -------------     -------------
Total deferred tax assets                            (101.8)           (106.6)
                                                 -------------     -------------

Deferred tax liabilities:
   Depreciation                                        99.8              90.9
   Other                                               27.3              19.4
                                                 -------------     -------------
Total deferred tax liabilities                        127.1             110.3
                                                 -------------     -------------

Net deferred tax liabilities                         $ 25.3             $ 3.7
                                                 =============     =============

     Net income tax payments were $4.2 million and $26.5 million for 1997 and 1995, respectively. In 1996, net income taxes refunded were $14.2 million.

Pension Benefits
The Company's noncontributory pension plans cover substantially all U.S. and Canadian employees meeting certain eligibility requirements. The defined benefit plans for salaried employees provide pension benefits based on employee compensation and years of service. In addition, the plan covering salaried employees in Canada includes a defined contribution feature. Plans for hourly employees provide benefits based on fixed rates for each year of service. Ball's policy is to fund the plans on a current basis to the extent deductible under existing tax laws and regulations and in amounts sufficient to satisfy statutory funding requirements. Plan assets consist primarily of common stocks and fixed income securities.

     The funded status of the plans at December 31 follows:

                                                                      1997                                 1996
                                                         --------------------------------     --------------------------------
                                                            Assets              ABO              Assets         ABO Exceeded
                                                         Exceeded ABO         Exceeded        Exceeded ABO         Assets
(dollars in millions)                                                          Assets
                                                         --------------     -------------     --------------    --------------

Vested benefit obligation                                    $226.3             $ 73.1            $187.0            $ 85.8
Nonvested benefit obligation                                    4.8                5.2               4.3               9.1
                                                         --------------     -------------     --------------    --------------
Accumulated benefit obligation (ABO)                          231.1               78.3             191.3              94.9
   Effect of projected future compensation                     26.4                0.8              22.0               0.5
                                                         --------------     -------------     --------------    --------------
Projected benefit obligation (PBO)                            257.5               79.1             213.3              95.4
                                                         --------------     -------------     --------------    --------------
Plan assets at fair value                                     294.9               69.4             238.7              79.8
                                                         --------------     -------------     --------------    --------------
Plan assets in excess of (less than) PBO                       37.4               (9.7)             25.4             (15.6)
Unrecognized transitional asset                                (9.8)              (0.2)            (12.7)             (0.7)
Unrecognized prior service cost                                 1.0                6.1               0.8               5.2
Unrecognized net loss (gain)                                    8.8               (1.9)             16.7               4.8
Additional minimum pension liability                            -                 (4.9)              -                (8.9)
                                                         --------------     -------------     --------------    --------------
Prepaid (accrued) pension cost                               $ 37.4             $(10.6)           $ 30.2            $(15.2)
                                                         ==============     =============     ==============    ==============

Actuarial assumptions used for plan calculations were:

   Discount rate                                             7.50%             7.50%           8.00-8.25%        8.00-8.25%
   Assumed rate of increase in future compensation           4.0%               6.0%              4.0%              6.0%
   Expected long-term rates of return on assets          10.25-11.00%       10.25-10.50%      10.25-11.00%      10.25-10.50%

     The higher discount rate in 1996 pertains to Ball's Canadian pension plans. The additional minimum liability was partially offset by an intangible asset of approximately $2.0 million and $5.1 million in 1997 and 1996, respectively. The remainder, net of tax benefits, was recognized as a component of shareholders' equity.
     The cost of pension benefits, including prior service cost, is recognized over the estimated service periods of employees, based upon respective pension plan benefit provisions. The composition of pension expense, excluding curtailments and settlements, follows:


(dollars in millions)                                              1997             1996              1995
                                                               -------------    -------------     -------------

Service cost                                                      $   8.3          $   7.9           $   9.5
Interest cost on the PBO                                             24.1             27.4              31.5
Investment return on plan assets                                    (61.7)           (35.4)            (77.6)
Net amortization and deferral                                        27.8              1.7              42.3
                                                               -------------    -------------     -------------
Net periodic pension (credit) expense                                (1.5)             1.6               5.7
   Less net periodic pension expense of the glass business            -                -                (5.4)
                                                               -------------    -------------     -------------
Net periodic pension (credit) expense
   of continuing operations                                          (1.5)             1.6               0.3
   Expense of defined contribution pension plans                      0.6              0.7               0.8
                                                               -------------    -------------     -------------
Total pension (credit) expense of continuing operations           $  (0.9)         $   2.3           $   1.1
                                                               =============    =============     =============

     Settlement and curtailment costs in 1996 included a pretax gain of $1.9 million in connection with the settlement of hourly glass pension liabilities with Ball-Foster, recorded as a part of discontinued operations, and a pretax loss of $3.3 million recorded in connection with the sale of the aerosol business. In 1995, a net curtailment loss of $18.6 million was included as part of the net loss on the 1995 Ball Glass transaction.

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

Postretirement Medical and Life Insurance Benefits
Postretirement health care benefits are provided to substantially all of Ball's U.S. and Canadian employees. In Canada, the Company provides supplemental medical and other benefits in conjunction with Canadian Provincial health care plans. Most U.S. salaried employees who retired prior to 1993 are covered by noncontributory defined benefit medical plans with capped lifetime benefits. Ball provides a fixed subsidy toward each retiree's future purchase of medical insurance for U.S. salaried and substantially all nonunion hourly employees retiring after January 1, 1993. Life insurance benefits are noncontributory. Ball has no commitments to increase benefits provided by any of the postretirement benefit plans.
     The status of the Company's unfunded postretirement benefit obligation at December 31 follows:

                                                             1997                                       1996
                                             --------------------------------------    ---------------------------------------
(dollars in millions)                          U.S.         Canadian       Total         U.S.         Canadian        Total
                                             ----------    -----------    ---------    ----------    -----------    ----------

Accumulated postretirement benefit obligation (APBO):
   Retirees                                    $35.5         $15.8          $51.3        $34.5         $15.3          $49.8
   Fully eligible active plan participants       2.8           0.9            3.7          2.6           0.7            3.3
   Other active plan participants                4.1           1.3            5.4          3.7           1.1            4.8
                                             ----------    -----------    ---------    ----------    -----------    ----------
                                                42.4          18.0           60.4         40.8          17.1           57.9
Unrecognized prior service cost                 (1.3)          0.6           (0.7)        (1.4)          0.7           (0.7)
Unrecognized net gain (loss)                     6.4          (5.6)           0.8          8.2          (5.5)           2.7
                                             ----------    -----------    ---------    ----------    -----------    ----------
Accrued postretirement benefit obligation      $47.5         $13.0          $60.5        $47.6         $12.3          $59.9
                                             ==========    ===========    =========    ==========    ===========    ==========

Assumptions used to measure the APBO were:

Discount rate                                  7.50%         7.50%                       8.00%         8.25%
Health care cost trend rates:
   Canadian                                      -          10.00%                         -          11.00%
   U.S. Pre-Medicare                           8.00%           -                         9.00%          -
   U.S. Post-Medicare                          7.10%            -                        7.50%          -

     Curtailment and settlement gains amounting to $8.4 million in each of 1996 and 1995 in connection with the sale of the aerosol business and glass business, respectively, are reflected as a part of the respective transaction. The Company amortizes unrecognized actuarial gains and losses to expense over 10 years. Net periodic postretirement benefit cost, excluding curtailments and settlements, was comprised of the following components:


(dollars in millions)                                                       U.S.         Canadian        Total
                                                                         ----------    ------------    ----------

1997
Service cost                                                                $0.4           $0.1           $0.5
Interest cost on APBO                                                        3.1            1.3            4.4
Net amortization and deferral                                               (0.5)           0.4           (0.1)
                                                                         ----------    ------------    ----------
Net periodic postretirement benefit cost of continuing operations           $3.0           $1.8           $4.8
                                                                         ==========    ============    ==========

1996
Service cost                                                                $0.7           $0.1           $0.8
Interest cost on APBO                                                        3.5            1.4            4.9
Net amortization and deferral                                               (0.1)           -             (0.1)
                                                                         ----------    ------------    ----------
Net periodic postretirement benefit cost of continuing operations           $4.1           $1.5           $5.6
                                                                         ==========    ============    ==========

1995
Service cost                                                                $1.0           $0.1           $1.1
Interest cost on APBO                                                        4.1            1.3            5.4
Net amortization and deferral                                               (0.3)           -             (0.3)
                                                                         ----------    ------------    ----------
Net periodic postretirement benefit cost                                     4.8            1.4            6.2
   Less net periodic postretirement benefit cost of the glass business      (1.0)           -             (1.0)
                                                                         ----------    ------------    ----------
Net periodic postretirement benefit cost of continuing operations           $3.8           $1.4           $5.2
                                                                         ==========    ============    ==========

     The health care cost trend rates used to calculate the APBO are assumed to decline to 5.0 percent after the year 2003. A one percentage point increase in these rates would increase the APBO by $2.9 million at December 31, 1997, and would not have significantly changed the service and interest components of net periodic postretirement benefit cost in 1997.

Other Benefit Plans
Effective January 1, 1996, substantially all employees within the Company's aerospace and technologies business who participate in Ball's 401(k) salary conversion plan receive a performance-based matching cash contribution of up to four percent of base salary. Ball recorded $4.1 million and $3.5 million in compensation expense in 1997 and 1996, respectively, related to this match. In addition, substantially all U.S. salaried employees and certain U.S. nonunion hourly employees who participate in Ball's 401(k) salary conversion plan automatically participate in the Company's ESOP. Cash contributions to the ESOP trust, including preferred dividends, are used to service the ESOP debt and were $10.6 million in each of 1997 and 1996 and $10.2 million in 1995. Interest paid by the ESOP trust for its borrowings was $3.6 million, $4.2 million and $4.7 million for 1997, 1996 and 1995, respectively.

Shareholders' Equity
At December 31, 1997, the Company had 120 million shares of common stock and 15 million shares of preferred stock authorized, both without par value. Preferred stock includes 600,000 authorized but unissued shares designated as Series A Junior Participating Preferred Stock and 2,100,000 authorized shares designated as Series B ESOP Convertible Preferred Stock (ESOP Preferred).
     The ESOP Preferred has a stated value and liquidation preference of $36.75 per share and cumulative annual dividends of $2.76 per share. The ESOP Preferred shares are entitled to 1.3 votes per share and are voted with common shares as a single class upon matters submitted to a vote of Ball's shareholders. Each ESOP Preferred share has a guaranteed value of $36.75 and is convertible into 1.1552 shares of Ball Corporation common stock.
     Under the Company's successor Shareholder Rights Plan, effective August 1997, one Preferred Stock Purchase Right (Right) is attached to each outstanding share of Ball Corporation common stock. Subject to adjustment, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $130 per Right. If a person or group acquires 15 percent or more of the Company's outstanding common stock (or upon occurrence of certain other events), the Rights (other than those held by the acquiring person) become exercisable and generally entitle the holder to purchase shares of Ball Corporation common stock at a 50 percent discount. The Rights, which expire in 2006, are redeemable by the Company at a redemption price of one cent per Right and trade with the common stock. Exercise of such Rights would cause substantial dilution to a person or group attempting to acquire control of the Company without the approval of Ball's board of directors. The Rights would not interfere with any merger or other business combinations approved by the board of directors.
     Common shares were reserved at December 31, 1997, for future issuance under the employee stock purchase, stock option, dividend reinvestment and restricted stock plans, as well as to meet conversion requirements of the ESOP Preferred.
     In  connection   with  the  employee   stock  purchase  plan,  the  Company
contributes 20 percent of up to $500 of each participating employee's monthly payroll deduction. Company contributions for this plan were approximately $1.5 million in 1997 and $1.6 million in each of 1996 and 1995.

Stock Options
The Company has several stock option plans under which options to purchase shares of common stock have been granted to officers and key employees of Ball at the market value of the stock at the date of grant. Payment must be made at the time of exercise in cash or with shares of stock owned by the option holder, which are valued at fair market value on the date exercised. Options terminate ten years from date of grant. Tier A options are exercisable in four equal installments commencing one year from date of grant. Tier B options vest at the date of grant, and are exercisable after the Company's common stock price closes at or above $50 per share for ten consecutive days. The target stock price is adjusted based on a compounded annual growth rate of 7.5 percent for individuals retiring prior to the expiration of the options.

     A summary of stock option activity for the years ended December 31 follows:

                                              1997                           1996                            1995
                                  -----------------------------  ------------------------------  -----------------------------
                                                   Weighted                        Weighted                       Weighted
                                                   Average                         Average                        Average
                                   Number of       Exercise        Number of       Exercise       Number of       Exercise
                                     Shares         Price           Shares          Price           Shares         Price
                                  ------------- ---------------  -------------- ---------------  ------------- ---------------

Outstanding at beginning of year    1,801,074      $27.222         1,403,822       $28.468         1,779,448      $26.534
   Tier A options exercised          (219,750)     $26.002           (84,547)      $25.024          (495,405)     $25.046
   Tier B options exercised           (20,000)     $24.375               -              -                -             -
   Tier A options granted             306,000      $26.592           285,000       $24.375           295,700      $35.625
   Tier B options granted              15,000      $25.625           307,000       $24.375               -             -
   Tier A options canceled           (113,026)     $28.542          (110,201)      $29.490          (175,921)     $30.571
   Tier B options canceled            (15,000)     $24.375               -              -                -             -
                                  -------------                  --------------                  -------------
Outstanding at end of year          1,754,298      $27.223         1,801,074       $27.222         1,403,822      $28.468
                                  -------------                  --------------                  -------------
Exercisable at end of year            855,923      $28.120           923,449       $27.465           875,813      $26.522
                                  -------------                  --------------                  -------------
Reserved for future grants          3,295,948                        512,358                       1,003,057
                                  -------------                  --------------                  -------------

     Additional information regarding options outstanding at December 31, 1997, follows:

                                                       Exercise Price Range
                                    -----------------------------------------------------------
                                      $22.76 - $24.42   $25.625 - $29.35    $32.00 - $38.50          Total

Number of options outstanding               720,530            706,241            327,527           1,754,298
Weighted average exercise price           $  24.302          $  26.947          $  34.242           $  27.223
Remaining contractual life                6.6 years          6.7 years          6.5 years           6.6 years

Number of shares exercisable                270,405            348,491            237,027             855,923
Weighted average exercise price           $  24.182          $  27.372          $  33.714           $  28.120


     These options cannot be traded in any equity market. However, based on the Black-Scholes option pricing model, adapted for use in valuing compensatory stock options in accordance with SFAS No. 123, Tier A options granted in 1997 and 1996 have estimated weighted fair values, at the date of grant, of $7.06 per share and $8.67 per share, respectively. Under the same methodology, Tier B options granted during 1997 and 1996 have estimated fair values, at the date of grant, of $8.54 per share and $8.56 per share, respectively. The actual value an employee may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. Consequently, there is no assurance that the value realized by an employee will be at or near the value estimated. The fair values were estimated using the following weighted average assumptions:

                                              1997 Grants         1996 Grants
                                           ----------------     ----------------

Expected dividend yield                           2.33%                2.33%
Expected stock price volatility                  23.32%               24.26%
Risk-free interest rate                           6.75%                6.77%
Expected life of options                      5.12 years           6.96 years

     Ball accounts for its stock-based employee compensation programs using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." If Ball had elected to recognize compensation based upon the calculated fair value of the options granted after 1994, pro forma net income and earnings per share would have been:


                                                             As reported                         Pro forma
                                                    -------------------------------    -------------------------------
                                                     Net income                         Net income
(dollars in millions except per share amounts)         (loss)          Per share          (loss)          Per share
                                                    -------------     -------------    -------------     -------------

Year ended December 31, 1997                            $ 58.3           $ 1.84            $ 57.0           $ 1.79
Year ended December 31, 1996                              24.2             0.70              23.3             0.67
Year ended December 31, 1995                             (18.6)           (0.72)            (19.1)           (0.74)

Earnings per Share
The following table provides additional information on the computation of earnings per share amounts from continuing operations.

                                                                               Year ended December 31,
                                                                ------------------------------------------------------
(dollars in millions except per share amounts)                         1997                1996             1995

Earnings per Common Share
Net income from continuing operations                                $  58.3             $  13.1            $  51.9
  Preferred dividends, net of tax benefit                               (2.8)               (2.9)              (3.1)
                                                                ---------------     ---------------    ---------------

Income from continuing operations
     attributable to common shareholders                             $  55.5             $  10.2            $  48.8
                                                                ---------------     ---------------    ---------------

Weighted average common shares (000s)                                 30,234              30,314             30,024
                                                                ---------------     ---------------    ---------------

Earnings per common share                                              $1.84               $0.34              $1.63
                                                                ===============     ===============    ===============

Diluted Earnings per Share
Net income from continuing operations                                $  58.3             $  13.1            $  51.9
   Adjustments for deemed ESOP cash contribution
       in lieu of the ESOP Preferred dividend                           (2.1)               (2.2)              (2.0)
                                                                ---------------     ---------------    ---------------

Adjusted income from continuing operations
     attributable to common shareholders                             $  56.2             $  10.9            $  49.9
                                                                ---------------     ---------------    ---------------


Weighted average common shares (000s)                                 30,234              30,314             30,024
Effect of dilutive securities:
   Dilutive effect of stock options                                      165                  37                203
   Common shares issuable upon conversion
       of the ESOP Preferred stock                                     1,912               1,984              2,085
                                                                ---------------     ---------------    ---------------

Weighted average shares applicable
     to diluted earnings per share                                    32,311              32,335             32,312
                                                                ---------------     ---------------    ---------------

Diluted earnings per share                                             $1.74               $0.34              $1.54
                                                                ===============     ===============    ===============

     Options outstanding during each of the three years which were anti-dilutive (i.e., the exercise price exceeded the average common stock price during the year) have been excluded from the computation of the diluted earnings per share. For 1997, approximately 328,000 options outstanding at year end were excluded from the computation. Of these options approximately 194,000 options had an exercise price of $35.625 and expire in 2005 and 128,000 options had an exercise price of $32.00 and expire in 2003. Options outstanding at December 31, 1996, which were excluded from the computation totaled approximately 565,000, comprised principally of 141,000 options with an exercise price of $29.35 expiring in 2002, 151,000 options with an exercise price of $32.00 expiring in 2003, and 219,000 options with an exercise price of $35.625 expiring in 2005. The remaining anti-dilutive options expire at various dates through 2004 and have a weighted average exercise price of $29.936 per share. For 1995, anti-dilutive options outstanding totaled approximately 256,000, comprised primarily of 242,000 options expiring in 2005 at an exercise price of $35.625.

Research and Development
Research and development costs are expensed as incurred in connection with the Company's internal programs for the development of products and processes. Costs incurred in connection with these programs amounted to $22.2 million, $18.1 million and $13.4 million for the years 1997, 1996 and 1995, respectively.

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

Quarterly Results of Operations (Unaudited)

1997 Quarterly Information
     The first quarter included a pretax gain of $1.2 million ($0.7 million after tax or two cents per share) for shares of Datum sold in the first quarter. An additional pretax gain of $10.5 million ($6.4 million after tax or 21 cents per share) was recorded in the second quarter for the sale of the remaining Datum shares. The second quarter also included a $3.0 million pretax charge
($1.8 million after tax or six cents per share) for the closure of a small PET container manufacturing facility. The Company also recorded research and development tax credits in the first and second quarters of $1.7 million (five cents per share) and $0.8 million (three cents per share), respectively. In the fourth quarter, Ball disposed of or wrote down to estimated net realizable value certain equity investments resulting in a net pretax gain of $0.3 million. See the note, "Dispositions and Other," for additional information.

1996 Quarterly Information
Results included a first quarter charge of $2.8 million ($1.7 million after tax or six cents per share) for employee termination costs primarily within the metal packaging business.
     As described in the note, "Taxes on Income," in 1996 Ball received a refund in connection with research and development tax credits attributable to prior years. Further, as a result of legislation enacted in the third quarter of 1996, Ball was required to exclude from deductible expenses a portion of the interest incurred in connection with its company-owned life insurance program, retroactive to January 1, 1996. The net effect of these tax matters was an increase in net income from continuing operations in the third quarter of $4.3 million (14 cents per share).
     Fourth quarter charges of $18.2 million ($13.7 million after tax or 45 cents per share) included the loss on the sale of the aerosol business, provision for the closure of a metal food can manufacturing facility, and write-down to net realizable value of certain metal beverage container manufacturing equipment removed from service. In addition, the Company recorded an after-tax charge of $9.3 million (31 cents per share) in the fourth quarter related to Ball's investment in EarthWatch. See the note, "Dispositions and Other," for further information.
     Discontinued operations included a 1996 fourth quarter pretax gain of $24.1 million ($13.2 million after tax or 43 cents per share) for the sale of the Company's investment in Ball-Foster. See the note, "Discontinued Operations," for further information.



(dollars in millions except per share amounts)        First         Second          Third         Fourth
                                                     Quarter        Quarter        Quarter        Quarter          Total
                                                    -----------    ----------     ----------     ----------     -------------

1997
Net sales                                              $479.8         $643.7         $690.2         $574.8        $2,388.5
                                                    -----------    ----------     ----------     ----------     -------------
Gross profit                                             48.2           70.9           85.0           63.2           267.3
                                                    -----------    ----------     ----------     ----------     -------------
Net income                                                7.0           20.8           22.7            7.8            58.3
Preferred dividends, net of tax benefit                  (0.7)          (0.7)          (0.7)          (0.7)           (2.8)
                                                    -----------    ----------     ----------     ----------     -------------
Net earnings attributable to
   common shareholders                                  $ 6.3         $ 20.1         $ 22.0          $ 7.1          $ 55.5
                                                    ===========    ==========     ==========     ==========     =============

Earnings per share of common stock                     $ 0.21         $ 0.67         $ 0.73         $ 0.24           $1.84
                                                    ===========    ==========     ==========     ==========     =============

Diluted earnings per share                             $ 0.20         $ 0.63         $ 0.68         $ 0.23           $ 1.74
                                                    ===========    ==========     ==========     ==========     =============

1996
Net sales                                              $462.0         $600.1         $622.2         $500.1        $2,184.4
                                                    -----------    ----------     ----------     ----------     -------------
Gross profit                                             37.5           52.2           55.5           31.9           177.1
                                                    -----------    ----------     ----------     ----------     -------------
Net income (loss) from:
   Continuing operations                                  6.8           13.3           19.4          (26.4)           13.1
   Discontinued operations                               (1.3)          (1.5)           0.7           13.2            11.1
                                                    -----------    ----------     ----------     ----------     -------------
Net income (loss)                                         5.5           11.8           20.1          (13.2)           24.2
Preferred dividends, net of tax benefit                  (0.8)          (0.7)          (0.7)          (0.7)           (2.9)
                                                    -----------    ----------     ----------     ----------     -------------
Net earnings (loss) attributable to
   common shareholders                                  $ 4.7         $ 11.1         $ 19.4        $ (13.9)        $  21.3
                                                    ===========    ==========     ==========     ==========     =============

 Earnings (loss) per share of common stock:
   Continuing operations                               $ 0.20         $ 0.42         $ 0.62        $ (0.89)         $  0.34
   Discontinued operations                              (0.04)         (0.05)          0.02           0.43             0.36
                                                    -----------    ----------     ----------     ----------     -------------
                                                       $ 0.16         $ 0.37         $ 0.64        $ (0.46)          $ 0.70
                                                    ===========    ==========     ==========     ==========     =============
Diluted earnings (loss) per share:
   Continuing operations                               $ 0.19         $ 0.40         $ 0.58        $ (0.89)         $  0.34
   Discontinued operations                              (0.04)         (0.05)          0.02           0.43             0.34
                                                    -----------    ----------     ----------     ----------     -------------
                                                       $ 0.15         $ 0.35         $ 0.60        $ (0.46)          $ 0.68
                                                    ===========    ==========     ==========     ==========     =============

     Earnings per share calculations for each quarter are based on the weighted average shares outstanding for that period. As a result, the sum of the quarterly amounts may not equal the annual earnings per share amount. The diluted loss per share in fourth quarter of 1996 is the same as the net loss per common share because the assumed exercise of stock options and conversion of the ESOP Preferred stock would have been antidilutive for continuing operations.

Report of Management on Financial Statements
The  consolidated  financial  statements  contained  in this  annual  report  to shareholders are the responsibility of management. These financial statements have been prepared in conformity with generally accepted accounting principles and, necessarily, include certain amounts based on management's informed judgments and estimates.
Future events could affect these judgements and estimates.
     In fulfilling its responsibility for the integrity of financial information, management maintains and relies upon a system of internal control which is designed to provide reasonable assurance that assets are safeguarded from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and that transactions are properly recorded to permit the preparation of reliable financial statements in all material respects. To assure the continuing effectiveness of the system of internal control and to maintain a climate in which such controls can be effective, management establishes and communicates appropriate written policies and procedures; carefully selects, trains and develops qualified personnel; maintains an organizational structure that provides clearly defined lines of responsibility, appropriate delegation of authority and segregation of duties; and maintains a continuous program of internal audits with appropriate management follow-up. Company policies concerning use of corporate assets and conflicts of interest, which require employees to maintain the highest ethical and legal standards in their conduct of the Company's business, are important elements of the internal control system.
     The board of directors oversees management's administration of Company financial reporting practices, internal controls and the preparation of the consolidated financial statements through its audit committee, which is composed entirely of outside directors. The audit committee meets periodically with representatives of management, Company internal audit and Price Waterhouse LLP to review the scope and results of audit work, the adequacy of internal controls and the quality of financial reporting. Price Waterhouse LLP and Company internal audit have direct access to the audit committee, and the opportunity to meet the committee without management present, to assure a free discussion of the results of their work and audit findings.



George A. Sissel                       R. David Hoover
Chairman and Chief Executive Officer   Vice Chairman and Chief Financial Officer


Report of Independent Accountants
To the Board of Directors and Shareholders
Ball Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income (loss), of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Ball Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Price Waterhouse LLP
Indianapolis, Indiana
January 28, 1998, except as to the note, "Subsequent Event," which is as of February 4, 1998

Quarterly Stock Prices and Dividends

Quarterly prices for the company's common stock, as reported on the composite tape, and quarterly dividends in 1997 and 1996 were:


              1997                                                 1996
               1st          2nd          3rd          4th           1st          2nd          3rd          4th
             Quarter      Quarter      Quarter      Quarter       Quarter      Quarter      Quarter      Quarter

High         27 3/4        30 3/4       36 1/8         39          32 1/4       31 7/8       28 1/2       26 1/4
Low          23 3/4        25 1/4      29 3/16      31 3/16        25 3/4       26 7/8       23 1/4       23 1/8
Dividends      .15           .15         .15          .15            .15          .15          .15          .15

Five-Year Review of Selected Financial Data
Ball Corporation and Subsidiaries

--------------------------------------------    --------------    --------------    -------------    --------------    -------------
(dollars in millions except per share                1997              1996              1995             1994              1993
amounts)
--------------------------------------------    --------------    --------------    -------------    --------------    -------------

Net sales                                          $2,388.5          $2,184.4          $2,045.8         $1,842.8          $1,735.1
Net income (loss) from:
    Continuing operations (1)                         $58.3             $13.1             $51.9            $64.0              $3.2
    Discontinued operations                             -                11.1             (70.5)             9.0             (33.6)
Net income (loss) before cumulative
    effect of accounting changes                       58.3              24.2             (18.6)            73.0             (30.4)
Cumulative effect of accounting changes,
    net of tax benefit                                  -                 -                 -                -               (34.7)
Net income (loss)                                      58.3              24.2             (18.6)            73.0             (65.1)
Preferred dividends, net of tax benefit                (2.8)             (2.9)             (3.1)            (3.2)             (3.2)
Net earnings (loss) attributable to
    common shareholders                               $55.5             $21.3            $(21.7)           $69.8            $(68.3)
Return on average common
    shareholders' equity                                9.3%              3.7%             (3.7)%           12.1%            (11.6)%
--------------------------------------------    --------------    --------------    -------------    --------------    -------------
Per share of common stock:
   Earnings (loss) from: (2), (3)
        Continuing operations (1)                      $1.84             $0.34             $1.63            $2.05            $ -
        Discontinued operations                         -                 0.36             (2.35)            0.30             (1.17)
   Earnings  (loss) before cumulative
        effect of accounting changes                    1.84              0.70             (0.72)            2.35             (1.17)
    Cumulative effect of accounting
        changes, net of tax benefit                     -                 -                 -                -                (1.21)
    Earnings (loss)                                    $1.84             $0.70            $(0.72)           $2.35            $(2.38)
    Cash dividends                                      0.60              0.60              0.60             0.60              1.24
    Book value (4)                                     20.23             19.22             18.84            20.25             18.63
    Market value                                       35 3/8            26 1/4            27 3/4           31 1/2            30 1/4
Annual return to common shareholders (5)               37.4%             (3.2)%           (10.2)%            6.4%              1.1%
Weighted average common
    shares outstanding (000s)                          30,234            30,314           30,024            29,662            28,712
--------------------------------------------    --------------    --------------    -------------    --------------    -------------
Diluted earnings (loss) per share: (3), (6)
    Earnings (loss) from:
        Continuing operations (1)                      $1.74             $0.34             $1.54            $1.93            $ -
        Discontinued operations                         -                 0.34             (2.18)            0.28             (1.17)
   Earnings (loss) before cumulative
        effect of accounting changes                    1.74              0.68             (0.64)            2.21             (1.17)
    Cumulative effect of accounting
        changes, net of tax benefit                     -                 -                 -                -                (1.21)
    Earnings (loss)                                    $1.74             $0.68            $(0.64)           $2.21            $(2.38)
Diluted weighted average common
    shares outstanding (000s)                          32,311            32,335           32,312            31,902            28,712
--------------------------------------------    --------------    --------------    -------------    --------------    -------------
Property, plant and equipment additions               $97.7            $196.1            $178.9            $41.3             $89.1
Depreciation                                          110.0              88.1              75.5             75.5              70.0
Working capital                                       (39.7)            255.6              77.3             56.9             104.9
Current ratio                                           0.95              1.50              1.16             1.14              1.29
Total assets                                       $2,090.1          $1,700.8          $1,614.0         $1,631.9          $1,668.8
Total interest bearing debt and capital
lease obligations (7)                                 773.1             582.9             475.4            493.7             637.2
Common shareholders' equity                           611.3             586.7             567.5            604.8             548.6
Total capitalization (7)                             1459.0           1,194.3           1,064.1          1,126.5           1,211.8
Debt-to-total capitalization (7)                       53.0%             48.8%             44.7%            43.8%             52.6%
--------------------------------------------    --------------    --------------    -------------    --------------    -------------

(1) Includes the effect of a change in 1995 to the LIFO method of accounting of $17.1 million ($10.4 million after tax or 35 cents per share).
(2)    Based on weighted average common shares outstanding.
(3) At December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share." As required, the Company has recomputed earnings per share consistent with that standard. There was no change to previously disclosed earnings per common share, and insignificant effects on diluted per share amounts.
(4)    Based on common shares outstanding at end of year.
(5) Change in stock price plus dividend yield assuming reinvestment of dividends. Included in 1993 is the value of the distribution of one share of Alltrista Corporation common stock for four shares of Ball Corporation common stock of $4.25.
(6) In 1995, the assumed conversion of preferred stock and exercise of stock options resulted in a dilutive effect on continuing operations. Accordingly, the diluted loss per share amounts are required to be used for discontinued operations, resulting in a lower total loss per share than the loss per common share.
(7)    Includes amounts attributed to discontinued operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations Ball Corporation and Subsidiaries

Management's discussion and analysis should be read in conjunction with the consolidated financial statements and the accompanying notes. Ball Corporation and subsidiaries are referred to collectively as "Ball" or the "Company" in the following discussion and analysis.

Overview
Over the three-year reporting period, the Company has taken several actions which affect the comparability of the accompanying financial statements. Ball has significantly expanded its presence in international markets with the 1997 acquisition of M.C. Packaging (Hong Kong) Limited (M.C. Packaging), the construction of metal container plants in the People's Republic of China (China), and, through joint ventures, metal beverage container plants in Brazil and Thailand. Ball entered the polyethylene terephthalate (PET) plastic container market, beginning in 1995 with the construction of a pilot line and research and development center, and currently operates four multi-line manufacturing facilities. The Company also consolidated operations within its North American metal packaging business to reduce costs and increase efficiency, by closing or selling three food container operations and related facilities, including selling a U.S. aerosol can business; discontinuing the manufacture of metal beverage containers at one facility in Canada; and, eliminating certain administrative positions within these lines of business. Ball exited the glass container business and sold a time and frequency measurement device business.
     On February 4, 1998, Ball announced that it would relocate its corporate headquarters to an existing company-owned building in Broomfield, Colorado. In connection with the relocation, the Company expects to record in 1998 a charge estimated to be approximately $20 million pretax, primarily for employee related costs and the write-down of certain assets to net realizable values. This move is expected to be largely completed by the end of 1998.

Acquisitions
During 1997, the Company acquired approximately 75 percent of M.C. Packaging through Ball's Hong Kong-based subsidiary, FTB Packaging Limited (FTB Packaging), for a total purchase price of approximately $179 million in cash. M.C. Packaging, with net sales of approximately $149 million included in Ball's 1997 consolidated results, operates 13 manufacturing facilities in China, including four equity affiliates. Products manufactured by M.C. Packaging include two-piece aluminum beverage containers, three-piece steel beverage and food containers, aerosol cans, plastic packaging, metal crowns and printed and coated metal. With this acquisition, Ball estimates that it supplies over 50 percent of the metal beverage containers used in China. The acquisition was accounted for as a purchase and the results of M.C. Packaging included within the packaging segment from the acquisition date in early 1997. The excess of the purchase price of approximately $122.3 million was determined based on preliminary fair values of assets acquired and liabilities assumed in the acquisition.
     In the third quarter of 1997, Ball acquired certain PET container manufacturing assets from Brunswick Container Corporation (Brunswick) for cash of approximately $42.7 million. In connection with this acquisition, the Company obtained long-term agreements to supply a large East Coast bottler of soft drinks.

Dispositions and Other
Following is a summary of the financial effects of dispositions and other charges by business segment.

Packaging
In the second quarter of 1997, the Company recorded a pretax charge of $3.0 million ($1.8 million or six cents per share) for the closure of a small PET container manufacturing facility. In addition, in January 1998 the Company closed, as anticipated, a facility acquired as part of the 1997 acquisition and will be relocating certain equipment during 1998 from that facility to Ball's larger PET container facilities.
     In October 1996, the Company sold net assets of approximately $47.5 million, including $6.0 million of goodwill, of a U.S. aerosol can manufacturing business for cash of $41.3 million and a $3.0 million note. In connection with this sale, the Company recognized a loss of $3.3 million ($4.4 million after tax, including the effect of non-deductible goodwill, or 14 cents per share). The aerosol business was included in consolidated results and within the packaging segment through the date of sale. Ball also recorded pretax charges of $17.7 million ($11.0 million after tax or 37 cents per share) and $10.9 million ($6.6 million after tax or 22 cents per share) in 1996 and 1995, respectively, in connection with actions to consolidate its metal packaging operations, including costs to close facilities, write-down assets to net realizable value and eliminate certain administrative positions within these businesses.

Aerospace and Technologies
In the first quarter of 1995, upon conclusion of a study by the Company to explore its strategic alternatives relative to its aerospace and technologies business, Ball sold its Efratom time and frequency devices business to Datum Inc. (Datum) for cash of $15.0 million and 1.3 million shares, or approximately 32 percent, of Datum common stock. The Company recorded a gain of $11.8 million ($7.7 million after tax or 25 cents per share) on this transaction. The 1995 gain was partially offset by a pretax charge of $8.0 million ($4.9 million after tax or 16 cents per share) for costs in connection with the decision to exit the visual image generating systems business in 1993.

Corporate
Corporate dispositions and other in 1997 include the sale of Ball's investment in Datum in the first half for cash of approximately $26.2 million, resulting in a pretax gain of $11.7 million ($7.1 million after tax or 23 cents per share). Ball's share of Datum's earnings under the equity method of accounting were $0.5 million and $0.3 million in 1997 and 1995, respectively, and a loss of $0.2 million in 1996.
     In the fourth quarter of 1997, Ball disposed of or wrote down to estimated net realizable value certain equity investments, resulting in a net pretax gain of $0.3 million. The Company's equity in the net earnings of these affiliates was not significant in 1997, 1996 and 1995.

Other
In 1994, the Company formed EarthWatch, Incorporated (EarthWatch), and in 1995 acquired WorldView, Inc., to commercialize certain proprietary technologies by serving the market for satellite-based remote sensing images of the Earth.
Through December 31, 1995, the Company invested approximately $21 million in EarthWatch. As of December 31, 1996, EarthWatch had experienced extended product development and deployment delays and expected to incur significant product development losses into the future, exceeding Ball's investment. Although Ball was a 49 percent equity owner of EarthWatch at year end 1996, and had contracted to design satellites for that company, the remaining carrying value of the investment was written to zero. Accordingly, Ball recorded a pretax charge of $15.0 million ($9.3 million after tax or 31 cents per share), in the fourth quarter of 1996 which is reflected as a part of equity in losses of affiliates. EarthWatch continued to incur losses throughout 1997. Ball has no commitments to provide further equity or debt financing to EarthWatch beyond its investment to date. Subject to certain conditions, Ball has agreed to produce satellites for EarthWatch. At year end 1997, Ball owned approximately 48 percent of the voting stock in EarthWatch.
     In 1996, the Company sold its 42 percent interest in Ball-Foster Glass Container Co., L.L.C. (Ball-Foster), exiting the glass packaging business. Ball-Foster was formed in 1995 from the glass businesses acquired from Ball and Foster-Forbes, a division of American National Can Company. The financial effects of these transactions, as well as the results of the glass business, have been segregated in the accompanying financial statements as discontinued operations. See "Discontinued Operations" for additional information regarding these transactions.

Sales and Earnings
Consolidated net sales in 1997 increased more than nine percent to $2.4 billion compared to 1996. The increase reflects M.C. Packaging's sales since the acquisition, as well as increased sales of PET containers and from the aerospace and technologies segment. Consolidated net sales of $2.2 billion in 1996 increased 6.8 percent compared to 1995 net sales of $2.0 billion, reflecting sales of the Company's newly established PET container business, as well as increased sales in the metal packaging business and the aerospace and technologies segment.
     Consolidated operating earnings increased to $139.3 million, compared to $68.0 million in 1996, reflecting improved results in both the packaging and the aerospace and technologies businesses. Consolidated operating earnings of $68.0 million in 1996 decreased 41.3 percent compared to 1995 earnings of $115.8 million. The decrease in 1996 reflects lower packaging segment earnings, including $21.0 million related to dispositions and other charges discussed above. Similar charges of $3.0 million and $7.1 million were recorded in 1997 and 1995, respectively.
     Consolidated general and administrative expenses were $119.2 million, $77.2 million, and $83.3 million for 1997, 1996 and 1995, respectively. Lower consolidated general and administrative expenses in 1996 compared to 1997 were due, in large part, to lower incentive compensation expense based upon 1996 operating performance, coupled with higher income in 1996 from the temporary investment of proceeds from dispositions, including that of the glass business. Consolidated general and administrative expenses in 1997 include the operating costs of M.C. Packaging, which was acquired in 1997, as well as those costs attributable to other new facilities in China.
     Corporate expenses were $11.9 million, $5.1 million and $13.2 million for 1997, 1996 and 1995, respectively. The lower corporate expenses in 1996 compared to 1997 and 1995 were due, in part, to income from short-term temporary investments, attributable to the proceeds from business dispositions, and lower operating costs, including incentive compensation.

Packaging Segment
Packaging segment sales were $2.0 billion, $1.8 billion and $1.7 billion for 1997, 1996 and 1995, respectively. Segment sales included net sales of metal containers of $1.8 billion in 1997, an increase of 2.9 percent compared to 1996 as a result of the acquisition of M.C. Packaging and the consolidation of that company's sales, partially offset by a decrease in sales of the Company's North American metal packaging businesses of approximately 5.8 percent. Ball's sales of PET containers in the U.S. increased to $153.0 million in 1997 from $56.3 million in 1996. The increase in packaging sales when comparing 1996 to 1995 was primarily attributable to those from the new PET container business, as well as a 6.0 percent increase in North American metal food container sales and increased sales within the international metal packaging businesses.
     Segment earnings of $105.3 million in 1997 reflect improved operating results in all product lines compared to 1996. Segment earnings declined in 1996 to $36.6 million from $84.7 million in 1995. Excluding the effects of dispositions and other charges, segment earnings were $108.3 million, $57.6 million and $95.6 million for 1997, 1996 and 1995, respectively.

North American Metal Beverage Containers
Sales of Ball's North American metal beverage container business, which represented approximately 56 percent of segment sales in 1997, decreased approximately 5.7 percent in 1997 compared to 1996 and 6.0 percent compared to 1995. The decrease in 1997 sales compared to 1996 reflects the lower cost of aluminum can sheet, which is generally passed on through formula pricing to the customer, and a decrease of approximately 3.5 percent in 1997 shipments compared to 1996. The decrease in can shipments reflects the reduction in Ball's metal beverage capacity as a result of discontinuing manufacture at one Canadian facility and the full year effects of converting a U.S. metal beverage container line to two-piece food containers. In 1996, lower selling prices offset an 11 percent increase in can unit shipments. U.S. and Canadian industry shipments of metal beverage containers increased an estimated 1.6 percent in 1997 and slightly more than one percent in 1996. The Company estimates that its North American metal beverage container shipments, as a percentage of total U.S. and Canadian shipments for metal beverage containers, was approximately 17 percent in 1997 and 1996, and 16 percent in 1995.
     Despite lower sales in 1997, earnings attributable to North American metal beverage containers improved, increasing 55 percent compared to 1996, and 3.6 percent compared to 1995, before dispositions and other charges of $8.1 million and $3.8 million in 1996 and 1995, respectively. The improvement in 1997 is largely attributable to the completion of project work begun in 1995 to convert to smaller diameter ends and to lightweight cans and ends, corresponding higher productivity and the impact of higher cost aluminum contracted for in 1995, which was not passed on to customers in 1996. The lower earnings for the North American metal beverage container business in 1996 compared to 1995 were due to the higher cost aluminum contracted for in late 1995 and lower aluminum scrap selling prices, both of which resulted in higher cost of sales. Production inefficiencies in early 1996 while converting to the smaller diameter end and implementing the use of a lower gauge metal also contributed to lower results.

North American Metal Food Containers
North American metal food container sales, which comprised approximately 24 percent of 1997 segment sales, declined approximately 5.9 percent in 1997 compared to 1996, which included $36.6 million of aerosol can sales. Excluding aerosol in 1996, can sales in this product line increased 1.3 percent in 1997, with lower shipments to salmon can customers offset by increased shipments to customers for other food products. Comparing 1996 to 1995, North American metal food container sales increased as a result of an 11 percent increase in the Company's shipments, as well as marginally improved pricing. The increase in 1996 shipments compared to 1995 reflects, in part, depressed shipments of vegetable and pet food cans in 1995. Ball estimates that its North American metal food container shipments were approximately 14 percent of total U.S. and Canadian metal food container shipments in 1997 and 1996, based on available industry information.
     Operating earnings attributable to North American metal food containers, before dispositions and other charges, continue to improve with increases of 76 and 47 percent in 1997 and 1996, respectively. Dispositions and other charges related to North American metal food containers totaled $20.0 million in 1996 and 1995. The improvement in 1997 compared to 1996 was attributed in part to the closure of a higher-cost operating facility late in 1996, and to improved productivity and quality, reflected in a reduction in provisions for customer claims. The 1996 improvement in earnings was primarily due to the increased sales volumes.

North American PET Containers
The increase in the Company's sales of PET containers to $153.0 million in 1997 compared to $56.3 million in 1996 reflects the start-up of two manufacturing facilities in 1997, plus the additional sales from the new business acquired from Brunswick in the third quarter of 1997. However, sales in both 1997 and 1996 were below anticipated levels. In 1997, continued promotion of metal cans by major soft drink companies and lower than forecasted sales by other customers were reflected in the lower than expected sales. Sales in 1996 were affected in part by lower resin prices and lower than expected requirements of a key customer.
     Although the PET container business continued to operate at a loss in 1997, the loss was substantially lower than that incurred in 1996. PET resin prices increased during 1997, and the increases were, in large part, passed on to customers. Recruiting and training costs, and under-utilized labor during the start-up of the new facilities in all years, contributed to the operating losses. Production efficiencies in the plants which started up operations prior to 1997 improved, but were negatively affected by the lower sales volumes.

International Packaging Operations
Sales within the international packaging businesses in 1997 were comprised of the consolidated sales of FTB Packaging, including M.C. Packaging for approximately 11 months of 1997, and revenues from technical services to licensees. Excluding sales of M.C. Packaging, sales in 1997 increased nearly 24 percent in 1997 compared to 1996 due to the inclusion of a full year's sales of two new metal beverage container facilities. Sales within China have been negatively affected by a soft metal beverage container market combined with lower pricing resulting from current industry over capacity. The current supply/demand imbalance in the industry is expected to be relatively short term as per capita consumption in China, substantially below the U.S. and other more developed countries, increases. In the interim, Ball has elected to delay start-up of two facilities originally expected to become operational in 1998. The Chinese market also has been affected by turmoil in the Asian financial markets which has resulted in a decrease in exports of Company products from China to other Asian countries. Earnings from consolidated international operations in 1997 reflect the impact of consolidating M.C. Packaging and lower pricing. In comparing 1996 to 1995, earnings were lower in 1996, due, in part, to start-up operating costs from three new manufacturing facilities in China.

Aerospace and Technologies Segment
Aerospace and technologies segment operating results in 1995 included a pretax gain of $11.8 million on the sale of the Efratom business, and a charge of $8.0 million to exit the visual image generating business. In the following discussion of aerospace and technologies segment results, the effect of these dispositions and other charges is excluded to facilitate comparison.
     Segment sales were $398.7 million, $362.3 million and $315.8 million for 1997, 1996 and 1995, respectively, representing annual increases of 10.0 percent and 14.7 percent for 1997 and 1996, respectively. Segment operating earnings were $34.0 million, $31.4 million and $27.3 million in 1997, 1996 and 1995, respectively, representing annual increases of 8.3 percent and 15.0 percent for 1997 and 1996, respectively.
     Sales and earnings for 1997 increased compared to 1996 in both the aerospace systems division and telecommunications products division. The higher sales and earnings in aerospace systems reflect growth in three programs, as well as the start-up of three new programs and award fees for the successful 1997 launch of second generation replacement instruments for the Hubble Space Telescope. Within telecommunications, earnings increased significantly, in part due to a one-time early delivery incentive earned related to one contract, and increased fixed cost coverage related to the increased production volume. Comparing 1996 and 1995, the increase in earnings is primarily attributable to the increase in sales, partially offset by costs related to one now completed fixed price contract.
     Sales to the U.S. government, either as a prime contractor or as a subcontractor, represented approximately 87 percent, 91 percent and 86 percent of segment sales in 1997, 1996 and 1995, respectively. Within aerospace systems, industry trends have not changed significantly, with a declining budget for the Department of Defense and a flat NASA budget. However, there is a growing worldwide market for commercial space activities, in which Ball believes there are significant international opportunities in which the Company could participate. Consolidation in the industry continues so that competition for business remains intense. Backlog for the aerospace and technologies segment at December 31, 1997 and 1996, was approximately $267 million and $337 million, respectively. Year-to-year comparisons of backlog are not necessarily indicative of the trend of future operations.

Interest and Taxes
Interest expense for continuing operations increased to $53.5 million in 1997, compared to $33.3 million in 1996 and $25.7 million in 1995. Interest capitalized amounted to $4.4 million, $6.6 million and $3.5 million for 1997, 1996 and 1995, respectively, and, interest expense allocated to discontinued operations for 1996 and 1995 was $5.5 million and $12.1 million, respectively. The increase in total interest cost in 1997 compared to 1996 was primarily a result of the acquisition and consolidation of M.C. Packaging. The increase in 1996 compared to 1995 reflects the higher levels of borrowing for the first nine months of 1996, including the issue of $150 million in fixed-rate term debt, partially offset by generally lower interest rates on interest-sensitive borrowings.

     Ball's consolidated effective income tax rate was 37.2 percent in 1997, compared to 24.3 percent in 1996 and 34.4 percent in 1995. The lower rate for 1996 compared to 1997 and 1995 was primarily attributable to the effect of a 1996 refund for tax credits recognized by the Company after the Internal Revenue Service concurred with Ball's position regarding creditable cost of research and development. In 1997, Ball recorded an additional tax credit upon settlement for years 1991 and 1992, although lower than that recorded in 1996. The benefit of the 1996 tax credits was partially offset by the effect of a tax/book investment basis difference related to the sale of the aerosol business and approximately $1.5 million due to a change in tax legislation which limited the amount of deductible interest on policy loans. As a result of actions taken by the Company, this new legislation did not, nor is it expected to, have a significant impact on 1997 results and beyond.

Results of Equity Affiliates
Equity in losses of affiliates of $0.7 million in 1997 included charges of $3.2 million after tax (11 cents per share) for the Company's share of primarily unrealized currency exchange losses incurred by its 40 percent owned Thai venture. As a result of a change in the monetary policy by the government of Thailand in early July 1997, the Thai baht depreciated significantly versus the U.S. dollar. The unrealized exchange loss was largely a result of the U.S. dollar denominated debt held by the Thai company. See, "Other," for additional discussion of Ball's foreign currency exposure. In addition to the Thai exchange loss, Ball's share of its equity affiliates' results reflect the impact of the soft market in China for metal beverage containers. The manufacturing facilities of the Company's Thai venture and the 50-percent owned Brazilian venture both began production in 1997, and have experienced good manufacturing performance.
     Equity in losses of affiliates in 1996 of $9.5 million included a charge of $15.0 million ($9.3 million after tax or 31 cents per share) to write to zero the Company's investment in EarthWatch. In addition, the Company's share of EarthWatch's operating losses were $3.0 million and $1.3 million in 1996 and 1995, respectively. Ball's share of the net earnings from other equity affiliates were $2.8 million and $4.3 million in 1996 and 1995, respectively, and were primarily from Ball's Pacific Rim equity affiliates. In 1996, start-up operating costs associated with new investments in Brazil and Thailand reduced earnings.

Earnings from Continuing Operations
Net income from continuing operations was $58.3 million, $13.1 million and $51.9 million in 1997, 1996 and 1995, respectively. The increase in 1997 compared to 1996 was due to improved operating results, including aggregate net after-tax gains of $5.0 million, or 16 cents per share, for the sale of certain investments, net of plant closing costs and investment write-downs. The decrease in 1996 compared to 1995 was due to lower operating results, including aggregate net after-tax charges of $20.4 million, or 68 cents per share, for plant closures, asset write-downs (including EarthWatch), employee termination costs, tax matters and the sale of the aerosol business. Net income from continuing operations in 1995 included aggregate after-tax charges of $3.8 million for dispositions, plant closures and asset write-downs. Earnings per share from continuing operations were $1.84, 34 cents and $1.63, in 1997, 1996 and 1995, respectively.

Discontinued Operations
In October 1996, the Company sold its 42 percent investment in Ball-Foster Glass Container Co., L.L.C. (Ball-Foster) to Compagnie de Saint Gobain (Saint-Gobain) for $190 million in cash, exiting the glass packaging business. Ball-Foster was formed in September 1995 with Saint-Gobain, acquiring the assets of Ball Glass Container Corporation (Ball Glass), a wholly owned subsidiary of Ball, for approximately $338 million in cash, and those of Foster-Forbes. Concurrent with the sale of Ball Glass to Ball-Foster, Ball acquired its 42 percent investment in Ball-Foster for $180.6 million in cash. The financial effects of these transactions, as well as the results of the glass business, have been segregated in the accompanying financial statements as discontinued operations.
     Earnings from discontinued operations in 1996 of $11.1 million, or 36 cents per share, were comprised primarily of the net gain of $24.1 million ($13.2 million after tax or 43 cents per share) resulting from the sale of Ball's remaining interest in Ball-Foster. The loss of $111.1 million ($76.7 million after tax or $2.55 per share) resulting from the sale of the Ball Glass assets to Ball-Foster was included as a part of 1995 results from discontinued operations.

Financial Position, Liquidity and Capital Resources
Cash flow from continuing operations in 1997 increased to $143.5 million compared to $84.3 million in 1996 and $32.9 million in 1995. The increase in 1997 resulted primarily from the improved operating results within North America and a reduction in the cash used for working capital. In 1996, cash used for working capital was $52.6 million lower than in 1995, more than offsetting the effects of lower operating results. At December 31, 1997, working capital
(excluding cash and debt) was $341.8 million, an increase of $80.2 million compared to $261.6 million at the 1996 year end, due largely to the acquisition and consolidation of M.C. Packaging.
     Capital expenditures were $97.7 million, $196.1 million and $178.9 million in 1997, 1996 and 1995, respectively. Spending in 1997, 1996 and 1995 included approximately $16 million, $75 million and $70 million, respectively, for Ball's PET container business. Spending in 1997 also included amounts to complete the two new metal packaging plants in China, as well as spending within M.C. Packaging. Capital expenditures in 1996 and 1995 include the conversion of metal beverage plant equipment to meet industry specifications for smaller diameter ends. Other capital projects in 1996 included the conversion of a metal beverage container line to the manufacture of two-piece metal food containers and a technology upgrade related to the manufacture of salmon cans in Canada. Other spending in 1995 included productivity improvement programs in several of the metal packaging facilities.
     Investments in and advances to affiliates were $11.2 million, $27.7 million and $55.2 million for 1997, 1996 and 1995, respectively. Investments in 1997 included $6.5 million for a ten percent indirect ownership in a new can venture in Russia, plus additional investments in Brazil and Thailand, net of approximately $7.6 million of cash received from equity affiliates. Spending in 1996 included investments in Brazil and Thailand for construction of metal beverage container facilities. Investments in 1995 include $20.9 million for EarthWatch and approximately $31 million primarily for new majority-owned metal container plants in China.
     In 1998 total capital spending and investments are anticipated to be approximately $100 million, which is below forecasted depreciation levels. In addition, as has been publicly announced, the Company is currently in negotiations with Reynolds Metals Company to purchase certain of its metal beverage container manufacturing assets.
     Premiums on company-owned life insurance were approximately $6 million in each of 1997 and 1996 and $20 million in 1995. Amounts in the consolidated statement of cash flows represent net cash flows from this program, including policy loans of approximately $10 million in each of 1997 and 1996 and $113 million in 1995, and partial withdrawals from the cash value of the policies of approximately $22 million in 1997. Legislation enacted in 1996 limits the amount of interest on policy loans which can be deducted for federal income tax purposes. The limits affect insurance programs initiated after June 1986, and phase-in over a three-year period. As a result of the new legislation, the provision for taxes on income for 1996 increased by approximately $1.5 million (five cents per share). As a result of actions taken by Ball in 1996, the new legislation did not have a significant impact on 1997 results, nor is further significant impact expected.
     Debt at December 31, 1997, increased $190.2 million to $773.1 million from $582.9 million at year end 1996, while cash and temporary investments decreased from $169.2 million at year end 1996 to $25.5 million at December 31, 1997. The increase in debt, and decrease in cash, was due primarily to the acquisition of M.C. Packaging, including the consolidation of M.C. Packaging's debt. Consolidated debt-to-total capitalization increased to 53.0 percent at December 31, 1997, from 48.8 percent at year end 1996.
     In January 1996 Ball issued long-term, senior, unsecured notes with a weighted average interest rate of 6.71 percent to several insurance companies for an aggregate amount of $150 million to secure lower cost, fixed-rate financing.
     In the U.S., Ball had committed revolving credit agreements at December 31, 1997, totaling $280 million consisting of a five-year facility expiring July
2002 for $150 million and 364-day facilities for $130 million. The revolving credit agreements provide for various borrowing rates, including borrowing rates based on the London Interbank Offered Rate (LIBOR). The Canadian dollar commercial paper facility provides for committed short-term funds of approximately $84 million. The Company also has short-term uncommitted credit facilities in the U.S. of approximately $326 million, and, in Asia, FTB Packaging, including M.C. Packaging, had short-term uncommitted credit facilities of approximately $250 million at December 31, 1997.
     Cash dividends paid on common stock in 1997, 1996 and 1995 were 60 cents per share each year.

New Accounting Pronouncements
Statements of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," were issued in June 1997 and will be effective for the Company in 1998. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Adoption of this standard will not affect the presentation of the traditional statement of income. SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company is evaluating this standard to determine the impact, if any, on its segment reporting.

Other
Ball is subject to various risks and uncertainties in the ordinary course of business due, in part, to the competitive nature of the industries in which the Company participates, its operations in developing markets outside the U.S., volatile costs of commodity materials used in the manufacture of its products and changing capital markets. Where practicable, Ball attempts to reduce these risks and uncertainties.
     As mentioned earlier, in 1997, the Company recognized its share of exchange losses, comprised primarily of the unrealized loss attributable to approximately $23 million of U.S. dollar denominated debt held by its 40 percent equity affiliate in Thailand. The charge of $3.2 million, or 11 cents per share, resulted from a change in monetary policy by the government of Thailand in early July 1997, to no longer peg the Thai baht to the U.S. dollar. Through November 30, 1997, the Thai baht depreciated significantly versus the U.S. dollar, and continues to be volatile. The Company also has U.S. dollar denominated debt in China (approximately $205 million included in Ball's consolidated balance sheet and approximately $45 million issued by equity affiliates at year end). The Company's 50 percent owned affiliate in Brazil had approximately $72 million of U.S. dollar denominated debt at year end. In addition, Ball has other U.S. dollar denominated assets and liabilities outside the U.S. which are subject to exchange rate fluctuations.
     The Company was not in default of any loan agreement at December 31, 1997, and has met all payment obligations. M.C. Packaging was, however, in noncompliance with certain financial ratio provisions, including interest coverage and current ratio, under a fixed term loan agreement of which $37.5 million was outstanding at year end. The lender granted M.C. Packaging an unspecified period to present a revised, comprehensive financing structure for its business. Management believes that M.C. Packaging has made significant progress towards concluding an alternative, longer term financing arrangement satisfactory to all parties and that although such an arrangement has substantially been concluded, a definitive agreement has not yet been executed. Management also believes that existing credit resources will be adequate to meet forseeable financing requirements. Ball Corporation does not guarantee any debt obligations of M.C. Packaging.
     The U.S. government is disputing the Company's claim to recoverability (by means of allocation to government contracts) of reimbursed costs associated with Ball's Employee Stock Ownership Plan (ESOP) for fiscal years 1989 through 1995, as well as the corresponding prospective costs accrued after 1995. The government will not reimburse the Company for disputed ESOP expenses incurred or accrued after 1995. A deferred payment agreement for the costs reimbursed through 1996 was entered into between the government and Ball. On October 10, 1995, the Company filed its complaint before the Armed Services Board of Contract Appeals (ASBCA) seeking final adjudication of this matter. Trial before the ASBCA was conducted in January 1997. While the outcome of the trial is not yet known, the Company's information at this time does not indicate that this matter will have a material, adverse effect upon financial condition, results of operations or competitive position of the Company.
     From time to time, the Company is subject to routine litigation incidental to its business. Additionally, the U.S. Environmental Protection Agency has designated Ball as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. However, the Company's information at this time does not indicate that these matters will have a material, adverse effect upon financial condition, results of operations, capital expenditures or competitive position of the Company.
     As is commonly known, there is a potential issue facing companies regarding the ability of information systems to accommodate the year 2000. Ball is evaluating its information systems and believes that all critical systems can, or will be able to, accommodate the coming century, without material adverse effect on the Company's financial condition, results of operations, capital spending or competitive position.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Future events could affect these estimates.
     The U.S. economy and the Company have experienced minor general inflation during the past several years. Management believes that evaluation of Ball's performance during the periods covered by these consolidated financial statements should be based upon historical financial statements.

Forward-Looking Statements
The Company has made certain forward-looking statements in this annual report relating to market growth, increases in market shares, total shareholder return, improved earnings, positive cash flow, technology upgrades and international market expansion, among others. These forward-looking statements represent the Company's goals and are based on certain assumptions and estimates regarding the worldwide economy, specific industry technological innovations, industry competitive activity, interest rates, capital expenditures, pricing, currency movements, product introductions, and the development of certain domestic and international markets. Some factors that could cause the Company's actual results or outcomes to differ materially from those discussed in the forward-looking statements include, but are not limited to, fluctuation in customer growth and demand; the weather; fuel costs and availability; regulatory action; federal and state legislation; interest rates; labor strikes; maintenance and capital expenditures; local economic conditions; the authorization and control over the availability of government contracts and the nature and continuation of those contracts and related services provided thereunder; the success or lack of success of the satellite launches and business of EarthWatch; the devaluation of international currencies; the ability to refinance M.C. Packaging and to obtain adequate credit resources for foreseeable financing requirements of the Company's businesses; and, the ability of the Company to acquire other businesses. If the Company's assumptions and estimates are incorrect, or if it is unable to achieve its goals, then the Company's actual performance could vary materially from those goals expressed or implied in the forward-looking statements.