Form 10-K, Exhibit 13
period 1998-12-31
BALL CORP
filed 1999-03-29
CIK 9389

Exhibit 13.1

Consolidated Statement of Income
Ball Corporation and Subsidiaries

                                                                                     Year ended December 31,
                                                                         ------------------------------------------------
(dollars in millions except per share amounts)                                1998              1997             1996
                                                                         -------------     -------------    -------------
Net sales                                                                   $2,896.4          $2,388.5         $2,184.4
                                                                         -------------     -------------    -------------

Costs and expenses
     Cost of sales (excluding depreciation and amortization)                 2,425.5           2,015.6          1,926.0
     Selling and administrative expenses                                       136.5             125.0             81.0
     Depreciation and amortization                                             154.6             117.5             93.5
     Headquarters relocation, plant closures, dispositions
       and other costs                                                          73.9              (9.0)            21.0
     Interest expense                                                           78.6              53.5             33.3
                                                                         -------------     -------------    -------------
                                                                             2,869.1           2,302.6          2,154.8
                                                                         -------------     -------------    -------------

Income from continuing operations before taxes on income                        27.3              85.9             29.6
Provision for income tax expense                                                (8.8)            (32.0)            (7.2)
Minority interests                                                               7.9               5.1              0.2
Equity in earnings (losses) of affiliates                                        5.6              (0.7)            (9.5)
                                                                         -------------     -------------    -------------
Net income before extraordinary item and accounting change from:
   Continuing operations                                                        32.0              58.3             13.1
   Discontinued operations                                                        --                --             11.1
                                                                         -------------     -------------    -------------
Net income before extraordinary item and accounting change                      32.0              58.3             24.2
   Extraordinary loss from early debt extinguishment, net of tax
     benefit                                                                   (12.1)               --               --
   Cumulative effect of change in accounting for start-up costs,
     net of tax benefit                                                         (3.3)               --               --
                                                                         -------------     -------------    -------------
Net income                                                                      16.6              58.3             24.2
   Preferred dividends, net of tax benefit                                      (2.8)             (2.8)            (2.9)
                                                                         -------------     -------------    -------------

Net earnings attributable to common shareholders                            $   13.8          $   55.5         $   21.3
                                                                         =============     =============    =============

Net earnings per common share before  extraordinary  item and accounting  change from:
   Continuing operations                                                    $   0.96          $   1.84         $   0.34
   Discontinued operations                                                       --                --              0.36
                                                                         -------------     -------------    -------------
     Net earnings per common share before extraordinary item and
       accounting change                                                        0.96              1.84             0.70
   Extraordinary loss from early debt extinguishment, net of tax
     benefit                                                                   (0.40)              --               --
   Cumulative effect of change in accounting for start-up
     costs, net of tax benefit                                                 (0.11)              --               --
                                                                         -------------     -------------    -------------
     Earnings per common share                                              $   0.45          $   1.84         $   0.70
                                                                         =============     =============    =============

Diluted earnings per share before extraordinary item and
   accounting change from:
   Continuing operations                                                    $   0.91          $   1.74         $   0.34
   Discontinued operations                                                       --                --              0.34
                                                                         -------------     -------------    -------------
     Net income before extraordinary item and accounting change                 0.91              1.74             0.68
   Extraordinary loss from early debt extinguishment, net of tax
     benefit                                                                   (0.37)              --               --
   Cumulative effect of change in accounting for start-up
     costs, net of tax benefit                                                 (0.10)              --               --
                                                                         -------------     -------------    -------------
     Diluted earnings per share                                             $   0.44          $   1.74         $   0.68
                                                                         =============     =============    =============

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheet
Ball Corporation and Subsidiaries

                                                                                                 December 31,
                                                                                       -------------------------------
(dollars in millions)                                                                       1998              1997
                                                                                       -------------     -------------

Assets
Current assets
   Cash and temporary investments                                                         $   34.0          $   25.5
   Accounts receivable, net                                                                  273.5             301.4
   Inventories, net                                                                          483.8             413.3
   Deferred income tax benefits and prepaid expenses                                          94.3              57.9
                                                                                       -------------     -------------
     Total current assets                                                                    885.6             798.1
                                                                                       -------------     -------------

Property, plant and equipment, net                                                         1,174.4             919.5
Goodwill and other assets                                                                    794.8             372.5
                                                                                       -------------     -------------
                                                                                          $2,854.8          $2,090.1
                                                                                       =============     =============

Liabilities and Shareholders' Equity
Current liabilities
   Short-term debt and current portion of long-term debt                                  $  126.8          $  407.0
   Accounts payable                                                                          350.3             258.6
   Salaries, wages and accrued employee benefits                                              97.1              78.3
   Other current liabilities                                                                 113.4              93.9
                                                                                       -------------     -------------
     Total current liabilities                                                               687.6             837.8
                                                                                       -------------     -------------

Long-term debt                                                                             1,229.8             366.1
Employee benefit obligations, deferred income taxes and other
   noncurrent liabilities                                                                    290.7             200.3
                                                                                       -------------     -------------
     Total noncurrent liabilities                                                          1,520.5             566.4
                                                                                       -------------     -------------

Contingencies
Minority interests                                                                            24.4              51.7
                                                                                       -------------     -------------
Shareholders' equity
   Series B ESOP Convertible Preferred Stock                                                  57.2              59.9
   Unearned compensation  -  ESOP                                                            (29.5)            (37.0)
                                                                                       -------------     -------------
     Preferred shareholder's equity                                                           27.7              22.9
                                                                                       -------------     -------------
   Common stock (34,859,636 shares issued - 1998;
     33,759,234 shares issued - 1997)                                                        368.4             336.9
   Retained earnings                                                                         397.9             402.3
   Accumulated other comprehensive loss                                                      (31.7)            (22.8)
   Treasury stock, at cost (4,404,758 shares - 1998; 3,539,574
     shares - 1997)                                                                         (140.0)           (105.1)
                                                                                       -------------     -------------
     Common shareholders' equity                                                             594.6             611.3
                                                                                       -------------     -------------
         Total shareholders' equity                                                          622.3             634.2
                                                                                       -------------     -------------
                                                                                          $2,854.8          $2,090.1
                                                                                       =============     =============

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows
Ball Corporation and Subsidiaries

                                                                                 Year ended December 31,
                                                                    ------------------------------------------------
(dollars in millions)                                                   1998              1997              1996
                                                                    -------------    --------------    -------------
Cash Flows from Operating Activities
  Net income from continuing operations                                $ 16.6           $ 58.3            $ 13.1
  Reconciliation of net income from continuing operations
     to net cash provided by operating activities:
    Depreciation and amortization                                       154.6            117.5              93.5
    Headquarters relocation, plant closures, dispositions and
     other costs                                                         60.9             (9.0)             21.0
    Extraordinary loss from early debt extinguishment                    19.9               --                --
    Other                                                               (24.4)            19.3              14.0
  Working capital changes, excluding effects of acquisitions and dispositions:
    Accounts receivable                                                  93.9            (15.5)            (62.4)
    Inventories                                                          27.7            (33.4)              3.2
    Accounts payable                                                     54.7             (2.1)             19.0
    Other, net                                                          (16.8)             8.4             (17.1)
                                                                    -------------    --------------    -------------
       Net cash provided by operating activities                        387.1            143.5              84.3
                                                                    -------------    --------------    -------------

Cash Flows from Investing Activities
  Additions to property, plant and equipment                            (84.2)           (97.7)           (196.1)
  Acquisition of Reynolds' beverage can manufacturing net
     assets, including a $39.0 million incentive loan,
     transaction and other costs                                       (838.4)              --                --
  Other acquisitions, net of cash acquired                                 --           (202.7)               --
  Investments in and advances to affiliates, net                         (2.2)           (11.2)            (27.7)
  Net cash flows from:
     Discontinued operations                                               --               --             188.1
     Proceeds from sale of other businesses, net                           --             31.1              41.3
  Other                                                                   9.7             29.6             (24.0)
                                                                    -------------    --------------    -------------
       Net cash used in investing activities                           (915.1)          (250.9)            (18.4)
                                                                    -------------    --------------    -------------

Cash Flows from Financing Activities
  Increase in long-term borrowings                                    1,310.4              2.4             167.6
  Principal payments of long-term borrowings                           (487.8)           (76.9)            (66.6)
  Debt issuance costs                                                   (28.9)              --                --
  Debt prepayment costs                                                 (17.5)              --                --
  Net change in short-term borrowings                                  (203.3)            72.0              12.9
  Common and preferred dividends                                        (22.7)           (22.9)            (22.8)
  Proceeds from issuance of common stock under
     various employee and shareholder plans                              31.5             21.7              21.4
  Acquisitions of treasury stock                                        (34.9)           (32.1)            (10.3)
  Other                                                                 (10.3)            (0.5)             (4.0)
                                                                    -------------    --------------    -------------
       Net cash provided by (used in) financing activities              536.5            (36.3)             98.2
                                                                    -------------    --------------    -------------

Net Increase (Decrease) in Cash                                           8.5           (143.7)            164.1
Cash and temporary investments at beginning of year                      25.5            169.2               5.1
                                                                    -------------    --------------    -------------
Cash and Temporary Investments at End of Year                         $  34.0          $  25.5           $ 169.2
                                                                    =============    ==============    =============

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income Ball Corporation and Subsidiaries

                                                       Number of Shares                            Year ended December 31,
                                                        (in thousands)                              (dollars in millions)
                                             1998            1997            1996            1998            1997            1996
                                          ----------      ----------      ----------      ----------      ----------      ----------
Series B ESOP Convertible
  Preferred Stock
   Balance, beginning of year                1,635           1,681           1,787          $ 59.9          $ 61.7          $ 65.6
   Shares retired                              (48)            (46)           (106)           (2.7)           (1.8)           (3.9)
                                          ----------      ----------      ----------      ----------      ----------      ----------
   Balance, end of year                      1,587           1,635           1,681          $ 57.2          $ 59.9          $ 61.7
                                          ==========      ==========      ==========      ==========      ==========      ==========

Unearned Compensation - ESOP
   Balance, beginning of year                                                               $(37.0)         $(44.0)         $(50.4)
   Amortization                                                                                7.5             7.0             6.4
                                                                                          ----------      ----------      ----------
   Balance, end of year                                                                     $(29.5)         $(37.0)         $(44.0)
                                                                                          ==========      ==========      ==========

Common Stock
   Balance, beginning of year               33,759          32,977          32,173          $336.9          $315.2          $293.8
   Shares issued for stock options and
     other employee and shareholder stock
     plans less shares exchanged             1,101             782             804            31.5            21.7            21.4
                                          ----------      ----------      ----------      ----------      ----------      ----------
   Balance, end of year                     34,860          33,759          32,977          $368.4          $336.9          $315.2
                                          ==========      ==========      ==========      ==========      ==========      ==========

Retained Earnings
   Balance, beginning of year                                                               $402.3          $365.2          $362.0
   Net income for the year                                                                    16.6            58.3            24.2
   Common dividends                                                                          (18.2)          (18.4)          (18.1)
   Preferred dividends, net of tax benefit                                                    (2.8)           (2.8)           (2.9)
                                                                                          ----------      ----------      ----------
   Balance, end of year                                                                     $397.9          $402.3          $365.2
                                                                                          ==========      ==========      ==========

Treasury Stock
   Balance, beginning of year               (3,540)          (2,458)        (2,058)       $ (105.1)         $(73.0)         $(62.7)
   Shares reacquired                          (865)          (1,082)          (400)          (34.9)          (32.1)          (10.3)
                                          ----------      ----------      ----------      ----------      ----------      ----------
   Balance, end of year                     (4,405)          (3,540)        (2,458)        $(140.0)        $(105.1)         $(73.0)
                                          ==========      ==========      ==========      ==========      ==========      ==========

                                                              As of and for the Year Ended December 31,
                                          ------------------------------------------------------------------------------------------
(dollars in millions)                                1998                           1997                            1996
                                          ------------------------------------------------------------------------------------------
                                                         Accumulated                     Accumulated                    Accumulated
                                                            Other                           Other                          Other
                                         Comprehensive  Comprehensive   Comprehensive   Comprehensive   Comprehensive  Comprehensive
                                            Income           Loss           Income           Loss           Income          Loss
                                          ----------      ----------      ----------      ----------      ----------      ----------
Comprehensive Income (Loss)
   Balance, beginning of year                               $ (22.8)                       $ (20.7)                        $ (25.6)
   Net income for the year                 $  16.6                         $  58.3                         $  24.2
                                          ----------                      ----------                      ----------
   Foreign currency translation adjustment    (7.7)                           (2.6)                           (0.5)
   Minimum pension liability adjustment,
     net of tax                               (1.2)                            0.5                             5.4
                                          ----------                      ----------                      ----------
   Other comprehensive income (loss)          (8.9)            (8.9)          (2.1)           (2.1)            4.9             4.9
                                          ----------                      ----------                      ----------
   Comprehensive income                     $  7.7                         $  56.2                         $  29.1
                                          ==========      ----------      ==========      ----------      ==========      ----------
   Balance, end of year                                     $ (31.7)                       $ (22.8)                        $ (20.7)
                                                          ==========                      ==========                      ==========

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
Ball Corporation and Subsidiaries

Significant Accounting Policies
Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the accounts of Ball Corporation and its controlled affiliates in which it holds a majority equity position (collectively, Ball or the Company). Investments in 20 percent through 50 percent owned affiliated companies are included under the equity method where Ball exercises significant influence over operating and financial affairs. Otherwise, investments are included at cost. Differences between the carrying amounts of equity investments and the Company's interest in underlying net assets are amortized over periods benefited. Significant intercompany transactions are eliminated. The results of subsidiaries and equity affiliates in Asia and South America are reflected in the consolidated financial statements on a one month lag.
     In October 1996, the Company sold its 42 percent interest in Ball-Foster Glass Container Co., L.L.C. (Ball-Foster), a company formed in 1995, to Compagnie de Saint-Gobain (Saint-Gobain). With this sale, Ball no longer participates in the manufacture or sale of glass containers. Accordingly, the accompanying consolidated financial statements and notes segregate the financial effects of the glass business as discontinued operations. See the note, "Discontinued Operations," for more information regarding this transaction. Amounts included in the notes to consolidated financial statements pertain to continuing operations, except where otherwise noted.

Reclassifications
Certain prior year amounts have been reclassified in order to conform with the current year presentation.

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

Foreign Currency Translation
Foreign currency financial statements of foreign operations, where the local currency is the functional currency, are translated using period-end exchange rates for assets and liabilities and average exchange rates during each period for results of operations and cash flows. Translation gains and losses are reported as a component of common shareholders' equity.

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

Depreciation and Amortization
Depreciation is provided on the straight-line method in amounts sufficient to amortize the cost of the properties over their estimated useful lives (buildings
- 15 to 40 years; machinery and equipment - 5 to 10 years). Goodwill is amortized over the periods benefited, up to 40 years. The Company evaluates long-lived assets, including goodwill and other intangibles, based on fair values or undiscounted cash flows whenever significant events or changes in circumstances occur which indicate the carrying amount may not be recoverable.

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

Employee Stock Ownership Plan
Ball records the cost of its Employee Stock Ownership Plan (ESOP) using the shares allocated transitional method under which the annual pretax cost of the ESOP, including preferred dividends, approximates program funding. Compensation and interest components of ESOP cost are included in net income; preferred dividends, net of related tax benefits, are shown as a reduction from net income. Unearned compensation recorded within the accompanying balance sheet and related to the ESOP is reduced as the principal of the guaranteed ESOP notes is amortized.

Earnings Per Share
Earnings per common share are computed by dividing the net earnings attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if the Series B ESOP Convertible Preferred Stock (ESOP Preferred) was converted into additional outstanding common shares and outstanding dilutive stock options were exercised. In the diluted computation, net earnings attributable to common shareholders are adjusted for additional ESOP contributions which would be required if the ESOP Preferred was converted to common shares and exclude the tax benefit of deductible common dividends upon the assumed conversion of the ESOP Preferred.

New Accounting Pronouncements
Effective January 1, 1998, Ball adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." See the "Shareholders' Equity" note for information regarding SFAS No. 130. The company also adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," in 1998. See the "Business Segment Information" note for information regarding SFAS No. 131 and the "Pension and Other Postretirement and Postemployment Benefits" note for information regarding SFAS No. 132.
     During the fourth quarter of 1998, Ball adopted Statement of Position (SOP) No. 98-5, "Reporting on the Costs of Start-Up Activities," in advance of its required 1999 implementation date. SOP No. 98-5 requires that costs of start-up activities and organizational costs, as defined, be expensed as incurred. In accordance with this statement, the Company recorded an after-tax charge to earnings of approximately $3.3 million (11 cents per share), retroactive to January 1, 1998, representing the cumulative effect of this change in accounting on prior years.
     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," essentially requires all derivatives to be recorded on the balance sheet at fair value and establishes new accounting practices for hedge instruments. The statement will be effective for Ball in 2000. The effect, if any, of adopting this standard has not yet been determined.
     SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," establishes new accounting and reporting standards for the costs of computer software developed or obtained for internal use and is effective for Ball in 1999. The effect, if any, of adopting this standard has not yet been determined.

Business Segment Information
The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," during the fourth quarter of 1998. SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Ball's operations are organized along its product lines and include two segments - the packaging segment and the aerospace and technologies segment.
     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Prior year segment information has been restated to conform to the requirements of SFAS No. 131.

Packaging
The packaging segment includes the businesses that manufacture metal and PET (polyethylene terephthalate) containers, primarily for use in beverage and food packaging. The Company's consolidated packaging operations are located in and serve North America (the U.S. and Canada) and Asia, primarily the People's Republic of China (PRC). Packaging operations in the U.S. have increased as a result of the August 1998 acquisition of the North American beverage can manufacturing business of Reynolds Metals Company. Operations in Asia have also increased as a result of the early 1997 acquisition of a controlling interest in M.C. Packaging (Hong Kong) Limited (M.C. Packaging). The results of both businesses are included within the packaging segment since their acquisition dates. Ball also has investments in packaging companies in Brazil and Thailand which are accounted for under the equity method, and, accordingly, those results are not included in segment earnings or assets. See the "Acquisitions" and "Headquarters Relocation, Plant Closures, Dispositions and Other Costs" notes for additional information regarding these and other transactions affecting segment results.

Aerospace and Technologies
The aerospace and technologies segment includes: the aerospace systems division, comprised of civil space systems, technology operations, defense systems, commercial space operations and systems engineering; and the telecommunication products division, comprised of advanced antenna and video systems and communication and video products. See the "Headquarters Relocation, Plant Closures, Dispositions and Other Costs" note for information regarding transactions affecting segment results.


Summary of Business by Segment
(dollars in millions)                                                1998            1997           1996
                                                                 ------------    -----------    -----------
Net Sales
Packaging                                                          $2,533.8        $1,989.8       $1,822.1
Aerospace and technologies                                            362.6           398.7          362.3
                                                                 ------------     -----------    -----------
   Consolidated net sales                                          $2,896.4        $2,388.5       $2,184.4
                                                                 ============     ===========    ===========

Earnings before interest and taxes
Packaging                                                          $  164.7        $  108.3       $   57.6
Plant closures, dispositions and other costs (1)                      (56.2)           (3.0)         (21.0)
                                                                 ------------     -----------    -----------
   Total packaging                                                    108.5           105.3           36.6
                                                                 ------------     -----------    -----------
Aerospace and technologies                                             30.4            34.0           31.4
                                                                 ------------     -----------    -----------

Segment earnings before interest and taxes                            138.9           139.3           68.0
Headquarters relocation costs                                         (17.7)             --             --
Corporate undistributed expenses, net                                 (15.3)          (11.9)          (5.1)
Dispositions and other (1)                                               --            12.0             --
                                                                 ------------     -----------    -----------
Earnings from continuing operations before interest and taxes
                                                                      105.9           139.4           62.9
Interest expense                                                      (78.6)          (53.5)         (33.3)
Provision for income tax expense                                       (8.8)          (32.0)          (7.2)
Minority interests                                                      7.9             5.1            0.2
Equity in earnings (losses) of affiliates                               5.6            (0.7)          (9.5)
                                                                 ------------     -----------    -----------
   Consolidated net income from continuing operations
     before extraordinary item and accounting change              $    32.0       $    58.3      $    13.1
                                                                 ============     ===========    ===========

Depreciation and Amortization
Packaging                                                          $  135.4       $   101.4       $   78.9
Aerospace and technologies                                             15.0            14.3           12.5
                                                                 ------------     -----------    -----------
   Segment depreciation and amortization                              150.4           115.7           91.4
Corporate                                                               4.2             1.8            2.1
                                                                 ------------     -----------    -----------
   Consolidated depreciation and amortization                      $  154.6       $   117.5       $   93.5
                                                                 ============     ===========    ===========

Net Investment
Packaging                                                          $1,164.3       $ 1,088.5       $  863.2
Aerospace and technologies                                            143.5           126.6           99.8
                                                                 ------------     -----------    -----------
   Segment net investment                                           1,307.8         1,215.1          963.0
Corporate net investment and eliminations                            (685.5)         (580.9)        (358.6)
                                                                 ------------     -----------    -----------
   Consolidated net investment                                     $  622.3       $   634.2       $  604.4
                                                                 ============     ===========    ===========

Investments in Equity Affiliates
Packaging                                                           $  80.9         $  74.5        $  66.9
Aerospace and technologies                                               --              --             --
                                                                 ------------     -----------    -----------
   Segment investments in equity affiliates                            80.9            74.5           66.9
Corporate                                                                --              --           14.0
                                                                 ------------     -----------    -----------
   Consolidated investments in equity affiliates                    $  80.9         $  74.5        $  80.9
                                                                 ============     ===========    ===========

Property, Plant and Equipment Additions
Packaging                                                           $  63.7         $  75.7       $  179.7
Aerospace and technologies                                             17.2            18.6           15.1
                                                                 ------------     -----------    -----------
   Segment property, plant and equipment additions                     80.9            94.3          194.8
Corporate                                                               3.3             3.4            1.3
                                                                 ------------     -----------    -----------
    Consolidated property, plant and equipment additions            $  84.2         $  97.7       $  196.1
                                                                 ============     ===========    ===========

(1) Refer to the "Headquarters Relocation, Plant Closures, Dispositions and Other Costs" note.

Financial data segmented by geographic area is provided below.

Summary of Net Sales by Geographic Area

(dollars in millions)                                     U.S.           Other (1)       Consolidated
                                                     ------------      ------------     --------------
   1998                                                 $ 2,449.5        $   446.9         $ 2,896.4
   1997                                                   1,888.9            499.6           2,388.5
   1996                                                   1,826.3            358.1           2,184.4

(1) Includes the Company's net sales in the PRC and Canada, intercompany eliminations and other.


Summary of Long-lived Assets by Geographic Area

(dollars in millions)                         U.S.               PRC            Other (1)        Consolidated
                                          ------------      --------------     ------------     --------------
   1998                                    $ 1,763.2         $   369.3          $  (163.3)        $ 1,969.2
   1997                                        972.4             465.5             (145.9)          1,292.0
   1996                                        792.7             108.6               32.9             934.2

(1)  Includes  the   Company's   long-lived   assets  in  Canada,   intercompany
eliminations and other.

Major Customers
Packaging segment sales to PepsiCo, Inc., and affiliates represented approximately 15 percent of consolidated net sales in 1998 and 12 percent of consolidated net sales in 1997 and 1996. Sales to Coca-Cola and affiliates represented 10 percent of consolidated net sales in 1998 and less than 10 percent in 1997 and 1996. Sales to Anheuser-Busch Companies, Inc., represented less than 10 percent of consolidated net sales in 1998 and 1997 and approximately 11 percent of consolidated net sales in 1996. Sales to all bottlers of Pepsi-Cola and Coca-Cola branded beverages comprised approximately 40 percent of consolidated net sales in 1998 and 36 percent of consolidated net sales in both 1997 and 1996. Sales to various U.S. government agencies by the aerospace and technologies segment, either as a prime contractor or as a subcontractor, represented approximately 11 percent, 14 percent and 15 percent of consolidated net sales in 1998, 1997 and 1996, respectively.

Acquisitions

Metal Beverage Container Manufacturing Business
On August 10, 1998, Ball acquired substantially all the assets and assumed certain liabilities of the North American beverage can manufacturing business of Reynolds Metals Company (Acquisition) for approximately $745.4 million costs, before a refundable incentive loan of $39.0 million, a preliminary working capital adjustment of an additional $40.1 million and transaction costs. The acquisition has been accounted for as a purchase, with its results included in the Company's consolidated financial statements effective with the acquisition.
     The assets acquired consisted largely of 16 plants in 12 states and Puerto Rico, as well as a headquarters facility in Richmond, Virginia. During the fourth quarter of 1998, the Company closed the Richmond facility and consolidated the headquarters operations at the Company's offices near Denver, Colorado. In addition, the Company announced that it intends to close two of the acquired plants during the first quarter of 1999 and is developing plans for further integration, including capacity consolidations and other cost saving measures. As a result, the Company has initially provided $56.8 million in the opening balance sheet as an estimate of the related costs of integration and consolidation. Upon finalization of the plan, which is expected within 1999, adjustments to the estimated costs, if any, will be reflected as a change in goodwill.
     As a part of the acquired asset valuation and purchase price allocation process, approximately $388.4 million has been preliminarily assigned to goodwill.

Following is a summary of the net assets acquired:

(dollars in millions)

Total assets                                                             $ 971.8
Less liabilities assumed:
   Current liabilities                                                      70.4
   Long-term liabilities                                                   115.9
                                                                     -----------
Net assets acquired                                                        785.5
Incentive loan                                                              39.0
Transaction costs                                                           13.9
                                                                     -----------
Total consideration                                                      $ 838.4
                                                                     ===========

     The following unaudited pro forma consolidated results of operations have been prepared as if the Acquisition had occurred as of January 1, 1997. The pro forma results are not necessarily indicative of the actual results that would have occurred had the Acquisition been in effect for the periods presented, nor are they necessarily indicative of the results that may be obtained in the future:

                                                                                   Year ended December 31,
                                                                                -----------------------------
(dollars in millions except per share amounts)                                     1998              1997
                                                                                -----------     -------------
Net sales                                                                       $ 3,667.9         $ 3,581.2
Net income                                                                           30.2              45.7
Net earnings attributable to common shareholders                                     27.4              42.9
Earnings per common share, including accounting change                               0.90              1.42
Diluted earnings per share, including accounting change                              0.84              1.35

     Pro forma adjustments include increased interest expense related to incremental borrowings used to finance the Acquisition, the amortization of goodwill, decreased depreciation expense on plant and equipment based on extended useful lives partially offset by increased fair values, and the elimination of the extraordinary loss on early debt extinguishment. Pro forma results exclude anticipated synergies.

M.C. Packaging (Hong Kong) Limited
In early 1997, Ball, through its majority-owned subsidiary, FTB Packaging Limited (FTB Packaging), acquired approximately 75 percent of M.C. Packaging, previously held by Lam Soon (Hong Kong) Limited and the general public, for approximately $179.7 million. M.C. Packaging manufactures two-piece aluminum beverage containers, three-piece steel beverage and food containers, aerosol cans, plastic packaging, metal crowns and printed and coated metal.
     The acquisition has been accounted for as a purchase, with M.C. Packaging's results included in the Company's consolidated financial statements effective with the acquisition. The purchase price allocation included provisions for costs incurred in 1997 and 1998 for severance, relocation and other integration and consolidation activities of approximately $2.0 million. As a part of the acquired asset valuation and purchase price allocation process, approximately $132.6 million has been assigned to goodwill.
     Following is a summary of the net assets acquired:

(dollars in millions)

Total assets, including cash of $18.8 million                           $ 470.3
Less liabilities assumed:
     Current liabilities (other than debt)                                 56.9
     Total debt                                                           198.0
     Other long-term liabilities and minority interests                    35.7
                                                                     -----------
Net assets acquired                                                     $ 179.7
                                                                     ===========

     The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of M.C. Packaging had occurred as of January 1, 1996. The pro forma results are not necessarily indicative of the actual results that would have occurred had the acquisition been in effect for the period presented, nor are they necessarily indicative of the results that may be obtained in the future:

(dollars in millions except per share amounts)                        1996 (2)
                                                                  --------------

Net sales                                                             $ 2,366.4
Net income                                                                  1.1
Net loss attributable to common shareholders                               (1.8)
Loss per common share (1)
                                                                          (0.06)

 (1) The effect of assuming conversion of the ESOP Preferred shares would be anti-dilutive. Accordingly, the diluted loss per share is the same as the loss per common share.
(2)  All amounts reflect continuing operations only.

     In addition to increased interest expense related to incremental borrowings used to finance the acquisition and the amortization of goodwill, pro forma results include preacquisition charges of $6.2 million (20 cents per share), after taxes and minority interests, in connection with preacquisition inventory, accounts receivable and other items which management believed were at abnormally high levels not anticipated in the future.
     During 1998, FTB Packaging purchased substantially all of the remaining direct and indirect minority interests in M.C. Packaging.

PET Container Assets
In the third quarter of 1997, the Company acquired certain PET container assets for approximately $42.7 million from Brunswick Container Corporation, including goodwill and other intangible assets of approximately $28.3 million. In connection with the acquisition, the Company began operating a new plant in Delran, New Jersey, to supply a large East Coast bottler of soft drinks and other customers, and closed small manufacturing facilities in Pennsylvania and Virginia. See the "Headquarters Relocation, Plant Closures, Dispositions and Other Costs" note for additional information regarding these plant closures.

Headquarters Relocation, Plant Closures, Dispositions and Other Costs
The following table summarizes the transaction gains and losses in connection with the headquarters relocation, plant closures, dispositions and other charges included in the consolidated statement of income.


(dollars in millions except per share amounts)              Pretax Gain (Loss)
                                                        ------------------------

1998
Headquarters relocation                                          $(17.7)
Plant closings and other costs                                    (56.2)
                                                             ---------------
                                                                 $(73.9)
                                                             ===============

1997
Sale of investment in Datum                                      $ 11.7
Plant closing                                                      (3.0)
Disposition and write-down of equity investments                    0.3
                                                             ---------------
                                                                $   9.0
                                                             ===============

1996
Sale of U.S. aerosol business                                   $  (3.3)
Plant closings and other                                          (17.7)
                                                             ---------------
                                                                 $(21.0)
                                                             ===============

1998
In February 1998, Ball announced that it would relocate its corporate headquarters to an existing company-owned building in Broomfield, Colorado. In connection with the relocation, the Company recorded a charge in 1998 of $17.7 million ($10.8 million after tax or 36 cents per share), primarily for employee-related costs which were substantially paid by the end of the year.
     In December 1998, the Company announced its intention to close, in the early part of 1999, two of its plants located in the PRC and remove from service manufacturing equipment at a third plant. The actions are being taken to address current industry over capacity and uncertainty in the Asian financial markets which has resulted in a decrease in exports of Company products from Hong Kong to other Asian countries.
     The Company's preliminary estimates include a $52.0 million largely non-cash charge to write down equipment, goodwill and other assets to net realizable values and $4.2 million of other costs. Fair value of the assets was determined based on management estimates. Further adjustments, if any, to the preliminary estimates will be reflected as an adjustment to current period earnings. The total after-tax effect of the estimated plant closings and other costs was a loss of $31.4 million ($1.03 per share).

1997
In the first half of 1997, the Company sold its interest in the common stock of Datum Inc. (Datum), for approximately $26.2 million, recording a pretax gain of $11.7 million. Ball acquired its interest in Datum in connection with the 1995 disposition of its Efratom time and frequency measurement devices business. The Company owned approximately 32 percent of Datum. Ball's share of Datum's earnings under the equity method of accounting were $0.5 million and $0.3 million in 1997 and 1995, respectively, and a loss of $0.2 million in 1996.
     In the second quarter of 1997, the Company recorded a pretax charge of $3.0 million to close a small PET container manufacturing plant in connection with the acquisition of certain PET container manufacturing assets. Operations ceased during that quarter.
     In the fourth quarter of 1997, Ball disposed of or wrote down to estimated net realizable value certain equity investments, resulting in a net pretax gain of $0.3 million. The Company's equity in the net earnings of these affiliates was not significant in 1997 and 1996.
     The net after-tax effect of the 1997 transactions was a gain of $5.0 million (16 cents per share).

1996
In the fourth quarter of 1996, Ball sold its U.S. aerosol container manufacturing business, with net assets of approximately $47.6 million, including $6.0 million of goodwill, for $44.3 million, comprised of cash and a $3.0 million note, recording a pretax loss of $3.3 million.
     In late  1996,  the  Company  closed a metal food  container  manufacturing facility and discontinued the manufacture of metal beverage containers at another facility. Ball recorded a pretax charge of $14.9 million consisting of $9.4 million to write down assets to net realizable value and $5.5 million for employee termination costs, benefits and other direct costs. In addition, in the first quarter of 1996, Ball recorded a charge of $2.8 million for employee termination costs, primarily related to the metal packaging business. Curtailment activities have been completed.
     In 1994, the Company formed EarthWatch, Incorporated (EarthWatch), which in 1995 acquired WorldView, Inc., to commercialize certain proprietary technologies by serving the market for satellite-based remote sensing images of the Earth. Through December 31, 1995, the Company invested approximately $21 million in EarthWatch. During 1996, EarthWatch was reincorporated in Delaware as EarthWatch Incorporated (EarthWatch). As of December 31, 1996, EarthWatch had experienced extended product development and deployment delays and expected to incur significant product development losses into the future, exceeding Ball's investment. Although Ball was a 49 percent equity owner of EarthWatch at year end 1996, and had contracted to design satellites for that company, the remaining carrying value of the investment was written to zero. Accordingly, Ball recorded a pretax charge of $15.0 million ($9.3 million after tax or 31 cents per share) in the fourth quarter of 1996 which is reflected as a part of equity in losses of affiliates. EarthWatch continued to incur losses through 1998. Ball has no commitments to provide further equity or debt financing to EarthWatch beyond its investment to date, but continues to assess its options with respect to EarthWatch. Ball Aerospace & Technologies Corp. has agreed to produce satellites and instruments for EarthWatch.
     The after-tax effect of the 1996 transactions was a loss of $24.7 million (82 cents per share).

Discontinued Operations
In September 1995, the Company sold substantially all of the assets of Ball Glass Container Corporation, a wholly owned subsidiary of Ball, to Ball-Foster for approximately $323 million in cash. Concurrent with this transaction, the Company acquired a 42 percent interest in Ball-Foster for $180.6 million. The remaining 58 percent interest was acquired for $249.4 million by Saint-Gobain. Ball-Foster also acquired substantially all of the assets of Foster-Forbes, a unit of American National Can Company.
     In October 1996, the Company sold its interest in Ball-Foster to Saint-Gobain for $190 million in cash and received an additional $15 million in cash in final settlement of the 1995 transaction. The net income attributable to the business was reported as discontinued operations in 1996 and included interest expense of $5.5 million. With the October 1996 sale, Ball no longer participates in the glass packaging business.

Accounts Receivable
Accounts receivable are net of an allowance for doubtful accounts of $15.7 million and $12.2 million at December 31, 1998 and 1997, respectively.

Sale of Trade Accounts Receivable
A receivables  sales  agreement  provides for the ongoing,  revolving  sale of a designated pool of trade accounts receivable of Ball's U.S. packaging businesses. In December 1998, the designated pool of receivables was increased to provide for sales of up to $125 million from the previous amount of $75 million. Net funds received from the sale of the accounts receivable totaled $122.5 million and $65.9 million at December 31, 1998 and 1997, respectively. Fees incurred in connection with the sale of accounts receivable, which are included in selling and administrative expenses, totaled $4.0 million in each of 1998 and 1997 and $3.7 million in 1996.

Accounts Receivable in Connection with Long-Term Contracts
Net accounts receivable under long-term contracts, due primarily from agencies of the U.S. government, were $76.1 million and $63.7 million at December 31, 1998 and 1997, respectively, and include unbilled amounts representing revenue earned but not yet billable of $44.2 million and $28.0 million, respectively. Approximately $10 million of unbilled receivables at December 31, 1998, is expected to be collected after one year.

Inventories
Inventories at December 31 consisted of the following:

(dollars in millions)                                 1998              1997
                                                  -------------    -------------
Raw materials and supplies                           $131.2            $184.9
Work in process and finished goods                    352.6             228.4
                                                  =============    =============
                                                     $483.8            $413.3
                                                  =============    =============

     Approximately 39 percent and 37 percent of total inventories at December 31, 1998 and 1997, respectively, were valued using LIFO accounting. Inventories at December 31, 1998 and 1997, would have been $2.6 million and $9.9 million higher, respectively, than the reported amounts if the FIFO method, which approximates replacement cost, had been used for all inventories.

Property, Plant and Equipment
Property, plant and equipment at December 31 consisted of the following:

(dollars in millions)                                 1998              1997
                                                  ------------     -------------

Land                                              $     62.2       $     42.5
Buildings                                              410.5            330.5
Machinery and equipment                              1,410.2          1,183.1
                                                  ------------     -------------
                                                     1,882.9          1,556.1
Accumulated depreciation                              (708.5)          (636.6)
                                                  ------------     -------------
                                                   $ 1,174.4        $   919.5
                                                  ============     =============

Goodwill and Other Assets
The composition of other assets at December 31 was as follows:

(dollars in millions)                                 1998              1997
                                                  ------------     -------------

Goodwill (1)                                         $ 555.9          $ 194.8
Investments in affiliates                               80.9             74.5
Other                                                  158.0            103.2
                                                  ------------     -------------
                                                     $ 794.8          $ 372.5
                                                  ============     =============

(1) Goodwill is net of accumulated amortization of $28.9 million and $20.6 million at December 31, 1998 and 1997, respectively.

Company-Owned Life Insurance
The Company has purchased insurance on the lives of certain employees. Premiums were approximately $6 million in each of three years ended December 31, 1998, 1997 and 1996. Amounts in the consolidated statement of cash flows represent net cash flows from this program, including policy loans of approximately $11 million in 1998 and $10 million in each of 1997 and 1996 and partial withdrawals of approximately $9 million in 1998 and $22 million in 1997.

Debt and Interest Costs
Short-term debt at December 31 consisted of the following:

                                                         1998                                   1997
                                          ----------------------------------    -----------------------------------
                                                                 Weighted                                Weighted
                                                                 Average                                 Average
(dollars in millions)                        Outstanding          Rate            Outstanding             Rate
                                          -----------------    -------------    -----------------    --------------
U.S. bank facilities                           $   --               --               $ 85.5                5.8%
Canadian dollar commercial paper                   --               --                 40.9                3.4%
Asian bank facilities (1)                        70.6              7.4%               181.9                7.0%
                                          -----------------                     -----------------
                                               $ 70.6                                $308.3
                                          =================                     =================

(1) Facilities for FTB Packaging and affiliates in U.S. and Asian currencies. Borrowings are without recourse to Ball Corporation.

Long-term debt at December 31 consisted of the following:

(dollars in millions)                                                                      1998        1997
                                                                                        ----------  ----------
Notes Payable
   7.75% Senior Notes due August 2006                                                    $ 300.0       $  --
   8.25% Senior Subordinated Notes due August 2008                                         250.0          --
   Senior Credit Facility:
     Term Loan A (7.188% at year end) due August 2004                                      350.0          --
     Term Loan B (7.563% at year end) due March 2006                                       200.0          --
     Revolving credit facility (7.188% weighted average at year end)                        80.0          --
   Private placements:
     6.29% to 6.82% serial installment notes (6.71% weighted average in 1997) due
       through 2008                                                                           --        147.1
     8.09% to 8.75% serial installment notes (8.54% weighted average in 1997) due
       through 2012                                                                           --         90.6
     8.20% to 8.57% serial notes (8.36% weighted average in 1997)
       due 1999 through 2000                                                                  --         60.0
     10.00% serial note due 1998                                                              --         20.0
   Floating rate notes (6.25% to 7.56% at year end 1998) due through 2002 (1)               48.2         75.1
Industrial Development Revenue Bonds
   Floating rates (4.1% to 4.3% at year end 1998) due through 2011                          27.1         31.5
ESOP Debt Guarantee
   9.23% installment notes due through 1999 (8.38% in 1997)                                  4.4         11.9
   9.60% installment note due 1999 through 2001 (8.75% in 1997)                             25.1         25.1
Other                                                                                        1.2          3.5
                                                                                        ----------  ----------
                                                                                         1,286.0        464.8
Less: Current portion of long-term debt                                                     56.2         98.7

                                                                                        ----------  ----------
                                                                                        $1,229.8     $  366.1
                                                                                        ==========  ==========

(1)  U.S. dollar denominated notes issued by FTB Packaging and subsidiaries.

     In connection with the Acquisition in 1998, the Company refinanced approximately $521.9 million of its existing debt and, as a result, recorded an after-tax extraordinary charge from the early extinguishment of debt of approximately $12.1 million (40 cents per share). The Acquisition and the refinancing, including related costs, were financed with a placement of $300.0 million in 7.75% Senior Notes, $250.0 million in 8.25% Senior Subordinated Notes and approximately $808.2 million from a Senior Credit Facility.
     The Senior Notes, which are due August 1, 2006, are unsecured, rank senior to the Company's subordinated debt and are guaranteed on a senior basis by certain of the Company's domestic subsidiaries. The Senior Subordinated Notes, which are due August 1, 2008, also are unsecured, rank subordinate to existing and future senior debt of the Company and are guaranteed by certain of the Company's domestic subsidiaries.
     The Company offered to exchange the Senior Notes and Senior Subordinated Notes. The offer expired on January 27, 1999, at which time all of the notes had been exchanged. The terms of the new notes are substantially identical in all respects (including principal amount, interest rate, maturity, ranking and covenant restrictions) to the terms of the notes for which they were exchanged except that the new notes are registered under the Securities Act of 1933, as amended, and therefore are not subject to certain restrictions on transfer except as described in the Prospectus for the Exchange Offer. The note agreements provide that if the new notes are assigned investment grade ratings and the Company is not in default, certain covenant restrictions will be suspended.
     The Senior Credit Facility is comprised of three separate facilities, two term loans and a revolving credit facility. The first term loan (Term Loan A) provided the Company with $350.0 million and matures in August 2004. The second term loan (Term Loan B) provided the Company with $200.0 million and matures in March 2006. Both term loans are payable in quarterly installments beginning in March 1999. The revolving credit facility provides the Company with up to $650.0 million, of which $150.0 million is available for a period of 364 days, renewable for another 364 days from the current termination date at the option of the Company and participating lenders. The remainder matures in August 2004. The Senior Credit Facility bears interest at variable rates, is guaranteed by certain of the Company's domestic subsidiaries, and contains certain covenants and restrictions including, among other things, restrictions on the incurrence of additional indebtedness and the payment of dividends. Ball pays a facility fee on the committed facilities. In addition, all amounts outstanding under the Senior Credit Facility are secured by (1) a pledge of 100 percent of the stock owned by the Company of its direct and indirect majority-owned domestic subsidiaries and (2) a pledge of 65 percent of the stock owned by the Company of certain foreign subsidiaries.
     In Asia, FTB Packaging, including M.C. Packaging, had short-term uncommitted credit facilities of approximately $198 million, of which $70.6 million was outstanding at December 31, 1998.
     Fixed-term debt in the PRC at year end 1998 included approximately $48.2 million of floating rate notes issued by M.C. Packaging and its consolidated affiliates, and a floating rate note issued by FTB Packaging's Beijing affiliate.
     Maturities of all fixed long-term debt obligations outstanding at December 31, 1998, are $56.2 million, $61.0 million, $73.4 million, $70.6 million and $87.0 million for the years ending December 31, 1999 through 2003, respectively, and $937.8 million thereafter.
     FTB Packaging issues letters of credit in the ordinary course of business in connection with supplier arrangements and provides guarantees to secure bank financing for its affiliates. At year end, FTB Packaging, including M.C. Packaging, had outstanding letters of credit and guarantees of unconsolidated affiliate debt of approximately $14.2 million. Ball also issues letters of credit in the ordinary course of business to secure liabilities recorded in connection with the Company's deferred compensation program, industrial development revenue bonds and insurance arrangements, of which $70.8 million were outstanding at December 31, 1998. Ball also has provided a completion guarantee representing 50 percent of the $50.8 million of debt issued by the Company's Brazilian joint venture to fund the construction of facilities. ESOP debt represents borrowings by the trust for the Ball-sponsored ESOP which have been irrevocably guaranteed by the Company.
     The U.S. note agreements, bank credit agreement, ESOP debt guarantee and industrial development revenue bond agreements contain certain restrictions relating to dividends, investments, guarantees and other borrowings.
     The Company was not in default of any loan agreement at December 31, 1998, and has met all payment obligations. However, Latapack-Ball Embalagens Ltda. (Latapack-Ball), the Company's 50 percent owned equity affiliate in Brazil, was in noncompliance with certain financial ratio provisions, including current ratio, under a fixed term loan agreement of which $50.8 million was outstanding at year end. Latapack-Ball has requested a waiver from the lender in respect of the noncompliance.

     A summary of total interest cost paid and accrued follows:

(dollars in millions)                                               1998             1997              1996
                                                               -------------    -------------     -------------
Interest costs                                                     $ 80.9           $ 57.9            $ 39.9
Amounts capitalized                                                  (2.3)            (4.4)             (6.6)
                                                               -------------    -------------     -------------
   Interest expense                                                $ 78.6           $ 53.5            $ 33.3
                                                               =============    =============     =============
Interest paid during the year (1)                                  $ 63.3           $ 53.9            $ 37.3
                                                               =============    =============     =============

(1)  Includes $5.5 million for 1996 allocated to discontinued operations.

Subsidiary Guarantees of Debt
The Senior Notes and the Senior Subordinated Notes issued in conjunction with the Reynolds acquisition are guaranteed by certain of the Company's domestic, wholly owned subsidiaries on a full, unconditional, and joint and several basis. The following is summarized condensed consolidating financial information for the Company, segregating the guarantor subsidiaries and non-guarantor subsidiaries, as of December 31, 1998 and 1997 and for the years ended December 31, 1998, 1997 and 1996 (in millions of dollars).

                                                                    CONSOLIDATED BALANCE SHEET
                                          -----------------------------------------------------------------------------
                                                                         December 31, 1998
                                          -----------------------------------------------------------------------------
                                              Ball          Guarantor      Non-Guarantor    Eliminating   Consolidated
                                           Corporation     Subsidiaries    Subsidiaries     Adjustments       Total
                                          --------------  -------------  ----------------  ------------- --------------
  ASSETS
  Current assets
    Cash and temporary investments         $     11.6      $      0.5     $       21.9      $      -      $      34.0
    Accounts receivable, net                      3.5           194.1             75.9             -            273.5
    Inventories, net                              -             382.5            101.3             -            483.8
    Deferred income tax benefits and
      prepaid expenses                           (2.0)           76.9             19.4             -             94.3
                                          --------------  -------------  ----------------  ------------- --------------
      Total current assets                       13.1           654.0            218.5             -            885.6
                                          --------------  -------------  ----------------  ------------- --------------

  Property, plant and equipment, at cost         35.5         1,471.5            375.9             -          1,882.9
  Accumulated depreciation                      (19.8)         (606.0)           (82.7)            -           (708.5)
                                          --------------  -------------  ----------------  ------------- --------------
                                                 15.7           865.5            293.2             -          1,174.4
                                          --------------  -------------  ----------------  ------------- --------------
  Investment in subsidiaries                  1,241.2             0.7              4.8        (1,246.7)           -
  Investment in affiliates                        5.8             2.2             72.9             -             80.9
  Goodwill, net                                   -             431.1            124.8             -            555.9
  Other assets                                   97.1            42.5             18.4             -            158.0
                                          --------------  -------------  ----------------  ------------- --------------
                                           $  1,372.9      $  1,996.0     $      732.6      $ (1,246.7)   $   2,854.8
                                          ==============  =============  ================  ============= ==============

  LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities
    Short-term debt and current portion
      of long-term debt                    $     31.1      $      -       $       95.7      $      -      $     126.8
    Accounts payable                             48.3           251.2             50.8             -            350.3
    Salaries and wages                           14.1            75.1              7.9             -             97.1
    Other current liabilities                   (50.7)          121.7             42.4             -            113.4
                                          --------------  -------------  ----------------  ------------- --------------
      Total current liabilities                  42.8           448.0            196.8             -            687.6
                                          --------------  -------------  ----------------  ------------- --------------

  Long-term debt                              1,195.4            10.5             23.9             -          1,229.8
  Intercompany borrowings                      (596.6)          477.3            119.3             -              -
  Employee benefit obligations, deferred
    income taxes and other                      109.0           126.5             55.2             -            290.7
                                          --------------  -------------  ----------------  ------------- --------------
      Total noncurrent liabilities              707.8           614.3            198.4             -          1,520.5
                                          --------------  -------------  ----------------  ------------- --------------

  Contingencies
  Minority interests                              -               -               24.4             -             24.4
                                          --------------  -------------  ----------------  ------------- --------------
  Shareholders' equity
    Series B ESOP Convertible Preferred
      Stock                                      57.2             -                -               -             57.2
    Convertible preferred stock                   -               -              174.6          (174.6)           -
    Unearned compensation - ESOP                (29.5)            -                -               -            (29.5)
                                          --------------  -------------  ----------------  ------------- --------------
      Preferred shareholders' equity             27.7             -              174.6          (174.6)          27.7
                                          --------------  -------------  ----------------  ------------- --------------

    Common stock (34,859,636 shares
      issued)                                   368.4           821.7            187.9        (1,009.6)         368.4
    Retained earnings                           397.9           114.3            (24.5)          (89.8)         397.9
    Accumulated other comprehensive loss        (31.7)           (2.3)           (25.0)           27.3          (31.7)
    Treasury stock, at cost (4,404,758
      shares)                                  (140.0)            -                -               -           (140.0)
                                          --------------  -------------  ----------------  ------------- --------------
      Common shareholders' equity               594.6           933.7            138.4        (1,072.1)         594.6
                                          --------------  -------------  ----------------  ------------- --------------
         Total shareholders' equity             622.3           933.7            313.0        (1,246.7)         622.3
                                          --------------  -------------  ----------------  ------------- --------------
                                           $  1,372.9      $  1,996.0     $      732.6      $ (1,246.7)   $   2,854.8
                                          ==============  =============  ================  ============= ==============

                                                                    CONSOLIDATED BALANCE SHEET
                                          -----------------------------------------------------------------------------
                                                                        December 31, 1997
                                          -----------------------------------------------------------------------------
                                               Ball         Guarantor     Non-Guarantor     Eliminating   Consolidated
                                           Corporation    Subsidiaries    Subsidiaries      Adjustments       Total
                                          -------------  -------------- ----------------  -------------- --------------
  ASSETS
  Current assets
    Cash and temporary investments         $       4.2    $       0.5    $        20.8      $       -     $       25.5
    Accounts receivable, net                       2.8          191.5            107.1              -            301.4
    Inventories, net                               -            274.6            138.7              -            413.3
    Deferred income tax benefits and
      prepaid expenses                           (22.0)          62.9             17.0              -             57.9
                                          -------------  -------------- ----------------  -------------- --------------
      Total current assets                       (15.0)         529.5            283.6              -            798.1
                                          -------------  -------------- ----------------  -------------- --------------

  Property, plant and equipment, at cost          36.6        1,049.6            469.9              -          1,556.1
  Accumulated depreciation                       (21.7)        (525.3)           (89.6)             -           (636.6)
                                          -------------  -------------- ----------------  -------------- --------------
                                                  14.9          524.3            380.3              -            919.5
                                          -------------  -------------- ----------------  -------------- --------------
  Investment in subsidiaries                   1,094.0            -                -           (1,094.0)           -
  Investment in affiliates                         5.1            -               69.4              -             74.5
  Goodwill, net                                    -             50.0            144.8              -            194.8
  Other assets                                    53.4           34.4             15.4              -            103.2
                                          -------------  -------------- ----------------  -------------- --------------
                                           $   1,152.4    $   1,138.2    $       893.5      $  (1,094.0)  $    2,090.1
                                          =============  ============== ================  ============== ==============

  LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities
    Short-term debt and current portion
      of long-term debt                    $      93.4    $      39.1    $       274.5      $       -     $      407.0
    Accounts payable                               7.1          179.4             72.1              -            258.6
    Salaries and wages                            16.1           55.2              7.0              -             78.3
    Other current liabilities                    (39.2)          85.4             47.7              -             93.9
                                          -------------  -------------- ----------------  -------------- --------------
      Total current liabilities                   77.4          359.1            401.3              -            837.8
                                          -------------  -------------- ----------------  -------------- --------------

  Long-term debt                                  46.5          294.1             25.5              -            366.1
  Intercompany borrowings                        302.7         (364.2)            61.5              -              -
  Employee benefit obligations, deferred
    income taxes and other                        91.6           52.4             56.3              -            200.3
                                          -------------  -------------- ----------------  -------------- --------------
      Total noncurrent liabilities               440.8          (17.7)           143.3              -            566.4
                                          -------------  -------------- ----------------  -------------- --------------

  Contingencies
  Minority interests                               -              -               51.7              -             51.7
                                          -------------  -------------- ----------------  -------------- --------------
  Shareholders' equity
    Series B ESOP Convertible Preferred
      Stock                                       59.9            -                -                -             59.9
    Convertible preferred stock                    -              -               94.3            (94.3)           -
    Unearned compensation - ESOP                 (37.0)           -                -                -            (37.0)
                                          -------------  -------------- ----------------  -------------- --------------
      Preferred shareholders' equity              22.9            -               94.3            (94.3)          22.9
                                          -------------  -------------- ----------------  -------------- --------------

    Common stock (33,759,234 shares
      issued)                                    336.9          756.1            188.0           (944.1)         336.9
    Retained earnings                            402.3           41.4             33.3            (74.7)         402.3
    Accumulated other comprehensive loss         (22.8)          (0.7)           (18.4)            19.1          (22.8)
    Treasury stock, at cost (3,539,574
      shares)                                   (105.1)           -                -                -           (105.1)
                                          -------------  -------------- ----------------  -------------- --------------
      Common shareholders' equity                611.3          796.8            202.9           (999.7)         611.3
                                          -------------  -------------- ----------------  -------------- --------------
         Total shareholders' equity              634.2          796.8            297.2         (1,094.0)         634.2
                                          -------------  -------------- ----------------  -------------- --------------
                                           $   1,152.4    $   1,138.2    $       893.5     $   (1,094.0)  $    2,090.1
                                          =============  ============== ================  ============== ==============

                                                                 CONSOLIDATED STATEMENT OF INCOME
                                          -----------------------------------------------------------------------------
                                                               For the Year Ended December 31, 1998
                                          -----------------------------------------------------------------------------
                                               Ball         Guarantor     Non-Guarantor     Eliminating   Consolidated
                                           Corporation    Subsidiaries    Subsidiaries      Adjustments       Total
                                          -------------  -------------- ----------------  -------------- --------------

  Net sales                                $      -       $   2,685.6    $      451.1      $    (240.3)   $   2,896.4
  Costs and expenses
    Cost of sales (excluding
      depreciation and amortization)              -           2,287.4           378.4           (240.3)       2,425.5
    Selling and administrative expenses          14.3            92.9            29.3              -            136.5
    Depreciation and amortization                 4.2           118.2            32.2              -            154.6
    Relocation, plant closures and other
      costs                                      17.7             -              56.2              -             73.9
    Interest expense                             52.7             8.3            17.6              -             78.6
    Equity in earnings of subsidiaries          (15.1)            -               -               15.1            -
    Corporate allocations                       (45.3)           45.3             -                -              -
                                          -------------  -------------- ----------------  -------------- --------------
                                                 28.5         2,552.1           513.7           (225.2)       2,869.1
                                          -------------  -------------- ----------------  -------------- --------------
  Income (loss) before taxes on income          (28.5)          133.5           (62.6)           (15.1)          27.3
  Provision for taxes on income                  47.0           (47.9)           (7.9)             -             (8.8)
  Minority interests                              -               -               7.9              -              7.9
  Equity in earnings (losses) of
    affiliates                                   (0.7)            -               6.3              -              5.6
                                          -------------  -------------- ----------------  -------------- --------------
  Net income (loss) before extraordinary
    item and accounting change                   17.8            85.6           (56.3)           (15.1)          32.0
  Extraordinary loss from early debt
    extinguishment, net of tax benefit           (1.2)          (10.9)            -                -            (12.1)
  Cumulative effect of change in
    accounting, net of tax benefit                -              (1.8)           (1.5)             -             (3.3)
                                          -------------  -------------- ----------------  -------------- --------------
  Net income (loss)                              16.6            72.9           (57.8)           (15.1)          16.6
  Preferred dividends, net of tax benefit        (2.8)            -               -                -             (2.8)
                                          -------------  -------------- ----------------  -------------- --------------
  Earnings (loss) attributable to common
    shareholders                           $     13.8     $      72.9    $      (57.8)     $     (15.1)   $      13.8
                                          =============  ============== ================  ============== ==============

                                                                 CONSOLIDATED STATEMENT OF INCOME
                                          -----------------------------------------------------------------------------
                                                               For the Year Ended December 31, 1997
                                          -----------------------------------------------------------------------------
                                               Ball         Guarantor     Non-Guarantor     Eliminating   Consolidated
                                           Corporation    Subsidiaries    Subsidiaries      Adjustments       Total
                                          -------------  -------------- ----------------  -------------- --------------

  Net sales                                $      -       $   2,156.7    $      503.2      $    (271.4)   $   2,388.5
  Costs and expenses
    Cost of sales (excluding
      depreciation and amortization)              -           1,866.6           420.4           (271.4)       2,015.6
    Selling and administrative expenses           0.2            97.4            27.4              -            125.0
    Depreciation and amortization                 1.2            86.3            30.0              -            117.5
    Net gain on dispositions                      4.1           (13.1)            -                -             (9.0)
    Interest expense                             32.7            (1.5)           22.3              -             53.5
    Equity in earnings of subsidiaries          (62.8)            -               -               62.8            -
    Corporate allocations                       (25.6)           25.6             -                -              -
                                          -------------  -------------- ----------------  -------------- --------------
                                                (50.2)        2,061.3           500.1           (208.6)       2,302.6
                                          -------------  -------------- ----------------  -------------- --------------
  Income (loss) before taxes on income           50.2            95.4             3.1            (62.8)          85.9
  Provision for taxes on income                   7.9           (31.5)           (8.4)             -            (32.0)
  Minority interests                              -               -               5.1              -              5.1
  Equity in earnings (losses) of
    affiliates                                    0.2             1.3            (2.2)             -             (0.7)
                                          -------------  -------------- ----------------  -------------- --------------
  Net income (loss)                              58.3            65.2            (2.4)           (62.8)          58.3
  Preferred dividends, net of tax benefit        (2.8)            -                 -              -             (2.8)
                                          -------------  -------------- ----------------  -------------- --------------
  Earnings (loss) attributable to common
    shareholders                           $     55.5     $      65.2    $       (2.4)     $     (62.8)   $      55.5
                                          =============  ============== ================  ============== ==============

                                                                 CONSOLIDATED STATEMENT OF INCOME
                                          -----------------------------------------------------------------------------
                                                               For the Year Ended December 31, 1996
                                          -----------------------------------------------------------------------------
                                               Ball         Guarantor     Non-Guarantor     Eliminating   Consolidated
                                           Corporation    Subsidiaries    Subsidiaries      Adjustments       Total
                                          -------------  -------------- ----------------  -------------- --------------

  Net sales                                $      -       $   2,117.4    $      365.9      $    (298.9)   $   2,184.4
  Costs and expenses
    Cost of sales (excluding
      depreciation and amortization)              -           1,903.3           321.6           (298.9)       1,926.0
    Selling and administrative expenses         (12.1)           84.1             9.0              -             81.0
    Depreciation and amortization                 5.3            75.5            12.7              -             93.5
    Net gain on dispositions                      0.1            13.3             7.6              -             21.0
    Interest expense                             24.4             1.5             7.4              -             33.3
    Equity in earnings of subsidiaries           (5.9)            -               -                5.9            -
    Corporate allocations                       (21.9)           21.9             -                -              -
                                          -------------  -------------- ----------------  -------------- --------------
                                                (10.1)        2,099.6           358.3           (293.0)       2,154.8
                                          -------------  -------------- ----------------  -------------- --------------
  Income (loss) before taxes on income           10.1            17.8             7.6             (5.9)          29.6
  Provision for taxes on income                   3.0            (5.4)           (4.8)             -             (7.2)
  Minority interests                              -               -               0.2              -              0.2
  Equity in earnings (losses) of
    affiliates                                    -             (11.8)            2.3              -             (9.5)
                                          -------------  -------------- ----------------  -------------- --------------
  Net income (loss) from:
    Continuing operations                        13.1             0.6             5.3             (5.9)          13.1
    Discontinued operations                      11.1            12.2             -              (12.2)          11.1
                                          -------------  -------------- ----------------  -------------- --------------
  Net income (loss)                              24.2            12.8             5.3            (18.1)          24.2
  Preferred dividends, net of tax benefit        (2.9)            -               -                -             (2.9)
                                          -------------  -------------- ----------------  -------------- --------------
  Earnings (loss) attributable to common
    shareholders                           $     21.3     $      12.8    $        5.3      $     (18.1)   $      21.3
                                          =============  ============== ================  ============== ==============



                                                               CONSOLIDATED STATEMENT OF CASH FLOWS
                                          -----------------------------------------------------------------------------
                                                               For the Year Ended December 31, 1998
                                          -----------------------------------------------------------------------------
                                               Ball         Guarantor     Non-Guarantor     Eliminating   Consolidated
                                           Corporation    Subsidiaries    Subsidiaries      Adjustments       Total
                                          -------------  -------------- ----------------  -------------- --------------
  Cash flows from operating activities
    Net income (loss)                      $     16.6     $      72.9     $     (57.8)     $     (15.1)   $      16.6
    Reconciliation of net income (loss)
      to net cash provided by operating
      activities:
      Depreciation and amortization               4.2           118.2            32.2              -            154.6
      Relocation and plant closure and
         related costs                            4.7             -              56.2              -             60.9
      Extraordinary loss from early debt
         extinguishment                           2.0            17.9             -                -             19.9
      Equity earnings of subsidiaries           (15.1)            -               -               15.1            -
      Other, net                                (18.6)            7.0           (12.8)             -            (24.4)
      Changes in working capital
         components, excluding effect of
         acquisitions                            25.0           119.6            14.9              -            159.5
                                          -------------  -------------- ----------------  -------------- --------------
         Net cash provided by (used in)
           operating activities                  18.8           335.6            32.7              -            387.1
                                          -------------  -------------- ----------------  -------------- --------------

  Cash flows from investing activities
    Additions to property, plant and
      equipment                                  (3.3)          (68.7)          (12.2)             -            (84.2)
    Acquisitions, net of cash acquired          (15.5)         (822.9)            -                -           (838.4)
    Investments in and advances to
      affiliates, net                          (948.2)          895.3            50.7              -             (2.2)
    Intercompany capital contributions
      and transactions                          (75.5)            -              75.5              -              -
    Other, net                                   (5.0)            2.7            12.0              -              9.7
                                          -------------  -------------- ----------------  -------------- --------------
      Net cash provided by (used in)
         investing activities                (1,047.5)            6.4           126.0              -           (915.1)
                                          -------------  -------------- ----------------  -------------- --------------

  Cash flows from financing activities
    Increase in long-term borrowings          1,310.0             0.4             -                           1,310.4
    Principal payments on long-term
      borrowings                               (130.3)         (323.2)          (34.3)             -           (487.8)
    Debt issuance costs                         (28.9)            -               -                             (28.9)
    Debt prepayment costs                         -             (17.5)            -                             (17.5)
    Net change in short-term debt               (85.5)            -            (117.8)             -           (203.3)
    Common and preferred dividends              (22.7)            -               -                -            (22.7)
    Net proceeds from issuance of common
      stock under various employee and
      shareholder plans                          31.5             -               -                -             31.5
    Acquisitions of treasury stock              (34.9)            -               -                -            (34.9)
    Other, net                                   (3.1)           (1.7)           (5.5)             -            (10.3)
                                          -------------  -------------- ----------------  -------------- --------------
      Net cash provided by (used in)
         financing activities                 1,036.1          (342.0)         (157.6)             -            536.5
                                          -------------  -------------- ----------------  -------------- --------------

  Net increase (decrease) in cash                 7.4             -               1.1              -              8.5
    Cash and temporary investments:
      Beginning of period                         4.2             0.5            20.8              -             25.5
                                          -------------  -------------- ----------------  -------------- --------------
      End of period                        $     11.6     $       0.5    $       21.9      $       -      $      34.0
                                          =============  ============== ================  ============== ==============


                                                               CONSOLIDATED STATEMENT OF CASH FLOWS
                                          -----------------------------------------------------------------------------
                                                               For the Year Ended December 31, 1997
                                          -----------------------------------------------------------------------------
                                               Ball         Guarantor     Non-Guarantor     Eliminating    Consolidated
                                           Corporation    Subsidiaries    Subsidiaries      Adjustments       Total
                                          -------------  -------------- ----------------  -------------- --------------
  Cash flows from operating activities
    Net income (loss)                      $     58.3     $      65.2    $       (2.4)     $     (62.8)   $      58.3
    Reconciliation of net income (loss)
      to net cash provided by operating
      activities:
      Depreciation and amortization               1.2            86.3            30.0              -            117.5
      Dispositions and other                      4.1           (13.1)            -                -             (9.0)
      Equity earnings of subsidiaries           (62.8)            -               -               62.8            -
      Other, net                                 (0.7)           19.0             1.0              -             19.3
      Changes in working capital
         components, excluding effect of
         acquisitions                            20.3           (60.2)           (2.7)             -            (42.6)
                                          -------------  -------------- ----------------  -------------- --------------
         Net cash provided by (used in)
           operating activities                  20.4            97.2            25.9              -            143.5
                                          -------------  -------------- ----------------  -------------- --------------

  Cash flows from investing activities
    Additions to property, plant and
      equipment                                  (2.3)          (62.0)          (33.4)             -            (97.7)
    Acquisitions, net of cash acquired            -             (42.7)         (160.0)             -           (202.7)
    Investments in and advances to
      affiliates, net                             0.7             -             (11.9)             -            (11.2)
    Intercompany capital contributions
      and transactions                         (252.4)           37.2           215.2              -              -
    Proceeds from sale of other
      businesses, net                             -              31.1             -                -             31.1
    Other, net                                   27.8           (10.7)           12.5              -             29.6
                                          -------------  -------------- ----------------  -------------- --------------
      Net cash provided by (used in)
         investing activities                  (226.2)          (47.1)           22.4              -           (250.9)
                                          -------------  -------------- ----------------  -------------- --------------

  Cash flows from financing activities
    Net change in long-term debt                 (0.8)          (50.0)          (23.7)             -            (74.5)
    Net change in short-term debt                85.5             -             (13.5)             -             72.0
    Common and preferred dividends              (22.9)            -               -                -            (22.9)
    Net proceeds from issuance of common
      stock under various employee and
      shareholder plans                          21.7             -               -                -             21.7
    Acquisitions of treasury stock              (32.1)            -               -                -            (32.1)
    Other, net                                   (1.0)           (0.1)            0.6              -             (0.5)
                                          -------------  -------------- ----------------  -------------- --------------
      Net cash provided by (used in)
         financing activities                    50.4           (50.1)          (36.6)             -            (36.3)
                                          -------------  -------------- ----------------  -------------- --------------

  Net increase (decrease) in cash               155.4             -              11.7              -           (143.7)
    Cash and temporary investments:
      Beginning of period                       159.6             0.5             9.1              -            169.2
                                          -------------  -------------- ----------------  -------------- --------------
      End of period                        $      4.2     $       0.5    $       20.8      $       -      $      25.5
                                          =============  ============== ================  ============== ==============



                                                               CONSOLIDATED STATEMENT OF CASH FLOWS
                                          -----------------------------------------------------------------------------
                                                               For the Year Ended December 31, 1996
                                          -----------------------------------------------------------------------------
                                               Ball         Guarantor     Non-Guarantor     Eliminating   Consolidated
                                           Corporation    Subsidiaries    Subsidiaries      Adjustments       Total
                                          -------------  -------------- ----------------  -------------- --------------
  Cash flows from operating activities
    Net income (loss) from continuing      $     13.1     $       0.6    $        5.3      $      (5.9)   $      13.1
    operations
    Reconciliation of net income (loss)
      to net cash provided by operating
      activities:
      Depreciation and amortization               5.3            75.5            12.7              -             93.5
      Dispositions and other                      0.1            13.3             7.6              -             21.0
      Equity earnings of subsidiaries            (5.9)            -               -                5.9            -
      Other, net                                 14.0            (0.9)            0.9              -             14.0
      Changes in working capital
         components, excluding effect of
         acquisitions                            (5.4)          (38.6)          (13.3)             -            (57.3)
                                          -------------  -------------- ----------------  -------------- --------------
         Net cash provided by (used in)
           operating activities                  21.2            49.9            13.2              -             84.3
                                          -------------  -------------- ----------------  -------------- --------------

  Cash flows from investing activities
    Additions to property, plant and
      equipment                                  (7.9)         (146.6)          (41.6)             -           (196.1)
    Investments in and advances to
      affiliates, net                            (4.0)           (1.1)          (22.6)             -            (27.7)
    Intercompany capital contributions
      and transactions                          215.5          (235.6)           20.1              -              -
    Net cash flows from discontinued
      operations                                  -             188.1             -                -            188.1
    Proceeds from sale of other
      businesses, net                             -              41.3             -                -             41.3
    Other, net                                  (10.4)           (4.6)           (9.0)             -            (24.0)
                                          -------------  -------------- ----------------  -------------- --------------
      Net cash provided by (used in)
         investing activities                   193.2          (158.5)          (53.1)             -            (18.4)
                                          -------------  -------------- ----------------  -------------- --------------

  Cash flows from financing activities
    Net change in long-term debt                (21.0)          108.2            13.8              -            101.0
    Net change in short-term debt               (21.7)            -              34.6              -             12.9
    Common and preferred dividends              (22.8)            -               -                -            (22.8)
    Net proceeds from issuance of common
      stock under various employee and
      shareholder plans                          21.4             -               -                -             21.4
    Acquisitions of treasury stock              (10.3)            -               -                -            (10.3)
    Other, net                                   (3.3)           (0.7)            -                -             (4.0)
                                          -------------  -------------- ----------------  -------------- --------------
      Net cash provided by (used in)
         financing activities                   (57.7)          107.5            48.4              -             98.2
                                          -------------  -------------- ----------------  -------------- --------------

  Net increase (decrease) in cash               156.7            (1.1)            8.5              -            164.1
    Cash and temporary investments:
      Beginning of period                         2.9             1.6             0.6              -              5.1
                                          -------------  -------------- ----------------  -------------- --------------
      End of period                        $    159.6     $       0.5    $        9.1      $       -      $     169.2
                                          =============  ============== ================  ============== ==============

Financial and Derivative Instruments and Risk Management
The Company is subject to various risks and uncertainties due to the competitive nature of the industries in which Ball participates, its operations in developing markets outside the U.S., changing commodity prices and changing capital markets.

Policies and Procedures
In the ordinary course of business, the Company employs established risk management policies and procedures to reduce its exposure to commodity price changes, changes in interest rates and fluctuations in foreign currencies. The Company's objective in managing its exposure to commodity price changes is to limit the impact of commodity price changes on earnings and cash flow through arrangements with suppliers, and, at times, through the use of certain derivative instruments designated as hedges. The Company's objective in managing its exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flow and to lower its overall borrowing costs. To achieve these objectives, the Company primarily uses interest rate swaps, collars and options to manage the Company's mix of floating and fixed-rate debt between a minimum and maximum percentage, which is set by policy. The Company's objective in managing its exposure to foreign currency fluctuations is to protect foreign cash flow and reduce earnings volatility associated with foreign exchange rate changes.
     Unrealized losses on forward contracts under these agreements are recorded in the balance sheet as other current liabilities. Realized gains/losses from hedges are classified in the income statement consistent with accounting treatment of the item being hedged. The Company accrues the differential for interest rate swaps to be paid or received under these agreements as adjustments to interest expense over the lives of the swaps. Gains and losses upon the early termination of swap agreements are deferred in long-term liabilities and amortized as an adjustment to interest expense over the remaining term of the agreement.

Interest Rate Risk
Interest rate instruments held by the Company at December 31, 1998 and 1997, included pay-floating, pay-fixed interest rate swaps, interest rate collars and swaption contracts. Pay-fixed swaps effectively convert floating rate obligations to fixed rate instruments. Pay-floating swaps effectively convert fixed-rate obligations to variable rate instruments. Swap agreements expire in one to eight years.
     Interest rate swap agreements outstanding at December 31, 1998, had notional amounts of $10 million at a floating rate and $528 million at a fixed rate, or a net fixed position of $518 million. At December 31, 1997, these agreements had notional amounts of $145 million at a floating rate and $326 million at a fixed rate, or a net fixed-rate position of $181 million. Floating rate agreements with notional amounts of $55 million at December 31, 1997, included an interest rate floor. The Company also entered into an interest rate collar agreement in 1998 with a notional amount of $100 million.
     The related notional amounts of interest rate swaps and options serve as the basis for computing the cash flow under these agreements but do not represent the Company's exposure through its use of these instruments. Although these instruments involve varying degrees of credit and interest risk, the counter parties to the agreements involve financial institutions which are expected to perform fully under the terms of the agreements.
     The fair value of all non-derivative financial instruments approximates their carrying amounts with the exception of long-term debt. Rates currently available to the Company for loans with similar terms and maturities are used to estimate the fair value of long-term debt based on discounted cash flows. The fair value of derivatives generally reflects the estimated amounts that Ball would pay or receive upon termination of the contracts at December 31, 1998 and 1997, taking into account any unrealized gains and losses on open contracts.

                                                            1998                       1997
                                                  ------------------------    -----------------------
                                                   Carrying        Fair        Carrying       Fair
(dollars in millions)                               Amount         Value        Amount        Value
                                                  ----------    ----------    ----------   ----------
Long-term debt                                     $1,286.0      $1,280.1      $ 464.8       $484.2
Unrealized net loss on derivative
   contracts relating to debt                            --           1.5           --          1.2

Exchange Rate Risk
The Company's foreign currency risk exposure results from fluctuating currency exchange rates, primarily the strengthening of the U.S. dollar against the Hong Kong dollar, Canadian dollar, Chinese renminbi, Thai baht and Brazilian real. The Company faces currency exposure that arises from translating the results of its global operations and maintaining U.S. dollar debt and payables. The Company uses forward contracts to manage its foreign currency exposures and, as a result, gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets and liabilities. At December 31, 1998, the notional amount of the Company's foreign exchange risk management contracts, net of notional amounts of contracts with counterparties against which the Company has the legal right of offset, was $100 million. The fair value of these contracts as of December 31, 1998 was $(4.5) million.
     In January 1999, the Brazilian government changed its monetary policy, causing the Brazilian real to devalue. At that time, the Company did not expect that the after-tax effect of the currency devaluation would have a significant impact on the Company's consolidated earnings. However, the Brazilian real continues to be volatile and actual results may differ based on future events.
     In early July 1997, the government of Thailand changed its monetary policy to no longer peg the Thai baht to the U.S. dollar. As a result, the Company recorded a loss of $3.2 million, or 11 cents per share, comprised primarily of the unrealized loss attributable to approximately $23 million of U.S. dollar denominated debt held by its 40 percent equity affiliate in Thailand.

Leases
The Company leases warehousing and manufacturing space and certain manufacturing equipment, primarily within the packaging segment, and office space, primarily within the aerospace and technologies segment. Under certain of these lease arrangements,  Ball  has the  option  to  purchase  the  leased  facilities  and equipment for a total purchase price at the end of the lease term of approximately $96.3 million. If the Company elects not to purchase the facilities and equipment and does not enter into a new lease arrangement, Ball has guaranteed the lessors a minimum residual value of approximately $77.2 million, and may incur other incremental costs to discontinue or relocate the business activities associated with these leased assets. These agreements contain certain restrictions relating to dividends, investments and borrowings. Total noncancellable operating leases in effect at December 31, 1998, require rental payments of $34.1 million, $28.4 million, $20.6 million, $5.5 million and $2.3 million for the years 1999 through 2003, respectively, and $9.0 million for all years thereafter. Lease expense for all operating leases was $38.5 million, $34.7 million and $28.9 million in 1998, 1997 and 1996, respectively.

Taxes on Income
The amounts of income (losses) from continuing operations before income taxes by national jurisdiction follow:

(dollars in millions)                                  1998             1997              1996
                                                  -------------    -------------     -------------
U.S.                                                 $ 89.6           $ 82.4            $ 17.9
Foreign                                               (62.3)             3.5              11.7
                                                  -------------    -------------     -------------
                                                     $ 27.3           $ 85.9            $ 29.6
                                                  =============    =============     =============

The provision for income tax expense (benefit) for continuing operations was as follows:

(dollars in millions)                                  1998             1997              1996
                                                  -------------    -------------     -------------
Current
   U.S.                                              $  7.6           $  9.3            $ (7.2)
   State and local                                      2.8              2.2                --
   Foreign                                              6.0              3.4               2.0
                                                  -------------    -------------     -------------
     Total current                                     16.4             14.9              (5.2)
                                                  -------------    -------------     -------------
Deferred
   U.S.                                                (8.1)            10.6               8.4
   State and local                                     (1.6)             2.2               1.3
   Foreign                                              2.1              4.3               2.7
                                                  -------------    -------------     -------------
     Total deferred                                    (7.6)            17.1              12.4
                                                  -------------    -------------     -------------
Provision for income tax expense                     $  8.8           $ 32.0            $  7.2
                                                  =============    =============     =============

     The provision for income tax expense recorded within the consolidated statement of income differs from the amount of income tax expense determined by applying the U.S. statutory federal income tax rate to pretax income from continuing operations as a result of the following:

(dollars in millions)                                  1998             1997              1996
                                                  -------------    -------------     -------------
Statutory U.S. federal income tax                    $  9.6           $ 30.1            $ 10.3
 Increase (decrease) due to:
   Company-owned life insurance                        (5.2)            (6.2)             (6.0)
   Research and development tax credits                (2.9)            (2.5)             (6.0)
   Tax effects of foreign operations                    9.4              8.0               4.7
   Basis difference on sale of assets                    --              0.4               2.1
   State and local income taxes, net                    0.8              2.9               0.9
   Other, net                                          (2.9)            (0.7)              1.2
                                                  -------------    -------------     -------------
 Provision for income tax expense                    $  8.8           $ 32.0            $  7.2
                                                  =============    =============     =============
Effective income tax rate expressed as a percentage
   of pretax income from continuing operations         32.2%            37.2%             24.3%
                                                  =============    =============     =============


     In connection with a routine examination of its federal income tax return, the Internal Revenue Service concurred with the Company's position on recognition of research and development tax credits. As a result, the Company received a refund in 1996 of a portion of prior years' tax payments. In 1998 and 1997, the Company settled tax credit matters for years 1991 through 1995, and recorded additional credits.
     Provision is not made for additional U.S. or foreign taxes on undistributed earnings of controlled foreign corporations where such earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might become payable upon the eventual remittance of the foreign earnings for which no provision has been made.
     The significant components of deferred tax assets and liabilities at December 31 were:

(dollars in millions)                                 1998              1997
                                                 -------------     -------------
Deferred tax assets:
   Deferred compensation                           $ (23.7)          $ (21.8)
   Accrued employee benefits                         (58.0)            (34.8)
   Plant closure costs                               (37.6)             (7.8)
   Other                                             (58.0)            (37.4)
                                                 -------------     -------------
Total deferred tax assets                           (177.3)           (101.8)
                                                 -------------     -------------

Deferred tax liabilities:
   Depreciation                                      114.9              99.8
   Other                                              20.6              27.3
                                                 -------------     -------------
Total deferred tax liabilities                       135.5             127.1
                                                 -------------     -------------

Net deferred tax (asset) liability                 $ (41.8)          $  25.3
                                                 =============     =============

     Net income tax payments were $20.5 million and $4.2 million for 1998 and 1997, respectively. In 1996, net income taxes refunded were $14.2 million.

Pension and Other Postretirement and Postemployment Benefits
The Company's noncontributory pension plans cover substantially all U.S. and Canadian employees meeting certain eligibility requirements. The defined benefit plans for salaried employees provide pension benefits based on employee compensation and years of service. In addition, the plan covering salaried employees in Canada includes a defined contribution feature. Plans for hourly employees provide benefits based on fixed rates for each year of service. Ball's policy is to fund the plans on a current basis to the extent deductible under existing tax laws and regulations and in amounts sufficient to satisfy statutory funding requirements. Plan assets consist primarily of common stocks and fixed income securities.
     The Company sponsors various defined benefit and defined contribution postretirement health care and life insurance plans for substantially all U.S. and Canadian employees. Employees may also qualify for long-term disability, medical and life insurance continuation and other postemployment benefits upon termination of active employment prior to retirement. All of the Ball-sponsored plans are unfunded and, with the exception of life insurance benefits, are self-insured.
     In Canada, the Company provides supplemental medical and other benefits in conjunction with Canadian Provincial health care plans. Most U.S. salaried employees who retired prior to 1993 are covered by noncontributory defined benefit medical plans with capped lifetime benefits. Ball provides a fixed subsidy toward each retiree's future purchase of medical insurance for U.S. salaried and substantially all nonunion hourly employees retiring after January 1, 1993. Life insurance benefits are noncontributory. Ball has no commitments to increase benefits provided by any of the postretirement benefit plans.

An analysis of the change in benefit accruals for 1998 and 1997 follows:

                                                                                              Other Postretirement
                                                               Pension Benefits                     Benefits
                                                        -----------------------------     ---------------------------
(dollars in millions)                                       1998             1997             1998            1997
                                                        ------------     ------------     -----------     -----------
Change in benefit obligation:
   Benefit obligation at beginning of year                $ 336.6          $ 308.7           $ 60.4          $ 57.9
   Service cost                                              10.5              8.3              1.0             0.5
   Interest cost                                             26.1             24.1              4.9             4.4
   Benefits paid                                            (20.8)           (19.9)            (3.0)           (3.9)
   Net actuarial loss (gain)                                 29.1             16.3             (1.9)            2.1
   Business combinations or acquisitions                     42.7               --             31.4              --
   Other, net                                                (2.1)            (0.9)            (1.1)           (0.6)
                                                        ------------     ------------     -----------     -----------
   Benefit obligation at end of year                        422.1            336.6             91.7            60.4
                                                        ------------     ------------     -----------     -----------

Change in plan assets:
   Fair value of assets at beginning of year                364.3            318.5               --              --
   Actual return on plan assets                              51.6             61.7               --              --
   Employer contributions                                    13.7              6.6              2.9             3.8
   Benefits paid                                            (20.8)           (19.9)            (3.0)           (3.9)
   Business combinations or acquisitions                     14.6               --               --              --
   Other, net                                                (4.2)            (2.6)             0.1             0.1
                                                        ------------     ------------     -----------     -----------
   Fair value of assets at end of year                      419.2            364.3               --              --
                                                        ------------     ------------     -----------     -----------

   Funded status                                             (2.9)            27.7            (91.7)          (60.4)

Unrecognized net actuarial loss (gain)                       18.0              6.9             (2.8)           (0.8)
Unrecognized prior service cost                               8.3              7.1              0.7             0.7
Unrecognized transition asset                                (6.7)           (10.0)              --              --
                                                        ------------     ------------     -----------     -----------
Prepaid (accrued) benefit cost                            $  16.7          $  31.7         $  (93.8)       $  (60.5)
                                                        ============     ============     ===========     ===========

Amounts recognized in the balance sheet consist of:

                                                              Pension Benefits                  Other Benefits
                                                        -----------------------------     ---------------------------
(dollars in millions)                                       1998             1997             1998            1997
                                                        ------------     ------------     -----------     -----------

Prepaid benefit cost                                      $  46.4          $  37.4         $     --        $     --
Accrued benefit liability                                   (40.8)           (10.6)           (93.8)          (60.5)
Intangible asset                                              6.6              2.0               --              --
Accumulated other comprehensive income                        4.5              2.9               --              --
                                                        ------------     ------------     -----------     -----------
Net amount recognized                                     $  16.7          $  31.7         $  (93.8)       $  (60.5)
                                                        ============     ============     ===========    ============

Components of net periodic benefit cost were:

                                                  Pension Benefits             Other Postretirement Benefits
                                         ----------------------------------  ----------------------------------
(dollars in millions)                       1998        1997        1996        1998        1997        1996
                                         ----------  ----------  ----------  ----------  ----------  ----------
Service Cost                             $  10.5    $    8.3     $    7.9      $  1.0      $  0.5      $  0.8
Interest Cost                               26.1        24.1         27.4         4.9         4.4         4.9
Expected return on plan assets             (35.5)      (32.4)       (33.5)         --          --          --
Amortization of prior service cost           1.1         0.9          0.8          --          --          --
Amortization of transition asset            (3.2)       (3.2)        (3.2)         --          --          --
Recognized net actuarial loss (gain)         1.3         0.8          2.2        (0.3)       (0.1)       (0.1)
                                         ----------  ----------  ----------  ----------  ----------  ----------
Net periodic benefit cost                    0.3        (1.5)         1.6         5.6         4.8         5.6
Expense of defined contribution plans        0.6         0.6          0.7          --          --          --
                                         ----------  ----------  ----------  ----------  ----------  ----------
Net periodic benefit cost                $   0.9     $  (0.9)      $  2.3      $  5.6      $  4.8      $  5.6
                                         ==========  ==========  ==========  ==========  ==========  ==========

Weighted-average assumptions at December 31 were:

                                                  Pension Benefits             Other Postretirement Benefits
                                         ----------------------------------  ----------------------------------
                                            1998        1997        1996        1998        1997        1996
                                         ----------  ----------  ----------  ----------  ----------  ----------
Discount rate                               7.00%       7.50%       8.05%       7.00%       7.50%       8.07%
Rate of compensation increase               3.33%       4.00%       4.00%        N/A         N/A         N/A
Expected long-term rates of return on
   assets                                  10.79%      10.79%      10.75%        N/A         N/A         N/A

     For measurement purposes at December 31, 1998, the U.S. and Canadian plans utilized net health trend rates of 7 percent and 8.5 percent, respectively, for pre-65 benefits and 6.7 percent and 8.5 percent, respectively, for post-65 benefits for 1999. Trend rates for U.S. plans were assumed to decrease to 4.5 percent by 2001 for pre-65 benefits and by 2003 for post-65 benefits and remain at this level in subsequent years. Trend rates for Canadian plans for pre-65 and post-65 benefits were assumed to decrease to 3.5 percent by 2004 and remain at this level in subsequent years.
     For pension plans, the net actuarial loss (gain) in excess of a 10 percent corridor, the prior service cost and the transition asset are being amortized on a straight-line basis from the date recognized over the average remaining service period of active participants at the date established on a straight-line basis. For other postretirement benefits, the 10 percent corridor on actuarial gains and losses is not used and the amortization of gains and losses is over 10 years.
     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $133.3 million, $132.0 million and $92.1 million, respectively, as of December 31, 1998.
     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in assumed health care cost trend rates would increase or decrease the total of service and interest cost by approximately $0.2 million and the postretirement benefit obligation by approximately $2.0 million.
     The additional minimum liability, less related intangible asset, was recognized net of tax benefits as a component of shareholders' equity within accumulated other comprehensive loss.
     Settlement and curtailment costs in 1996 included a pretax gain of $1.9 million in connection with the settlement of hourly glass pension liabilities with Ball-Foster, recorded as a part of discontinued operations, and a pretax loss of $3.3 million recorded in connection with the sale of the aerosol business.

Other Benefit Plans
Effective January 1, 1996, substantially all employees within the Company's aerospace and technologies segment who participate in Ball's 401(k) salary conversion plan receive a performance-based matching cash contribution of up to four percent of base salary. Ball recorded $1.6 million, $4.1 million and $3.5 million in compensation expense in 1998, 1997 and 1996, respectively, related to this match. In addition, substantially all U.S. salaried employees and certain U.S. nonunion hourly employees who participate in Ball's 401(k) salary conversion plan automatically participate in the Company's ESOP through an employer matching contribution. Cash contributions to the ESOP trust, including preferred dividends, are used to service the ESOP debt and were $10.7 million in 1998 and $10.6 million in each of 1997 and 1996. Interest paid by the ESOP trust for its borrowings was $3.3 million, $3.6 million and $4.2 million for 1998, 1997 and 1996, respectively.

Shareholders' Equity
At December 31, 1998, the Company had 120 million shares of common stock and 15 million shares of preferred stock authorized, both without par value. Preferred stock includes 600,000 authorized but unissued shares designated as Series A Junior Participating Preferred Stock and 2,100,000 authorized shares designated as Series B ESOP Convertible Preferred Stock (ESOP Preferred).
     The ESOP Preferred has a stated value and liquidation preference of $36.75 per share and cumulative annual dividends of $2.76 per share. The ESOP Preferred shares are entitled to 1.3 votes per share and are voted with common shares as a single class upon matters submitted to a vote of Ball's shareholders. Each ESOP Preferred share has a guaranteed value of $36.75 and is convertible into 1.1552 shares of Ball Corporation common stock.
     Under the Company's successor Shareholder Rights Plan, effective August 1997, one Preferred Stock Purchase Right (Right) is attached to each outstanding share of Ball Corporation common stock. Subject to adjustment, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $130 per Right. If a person or group acquires 15 percent or more of the Company's outstanding common stock (or upon occurrence of certain other events), the Rights (other than those held by the acquiring person) become exercisable and generally entitle the holder to purchase shares of Ball Corporation common stock at a 50 percent discount. The Rights, which expire in 2006, are redeemable by the Company at a redemption price of one cent per Right and trade with the common stock. Exercise of such Rights would cause substantial dilution to a person or group attempting to acquire control of the Company without the approval of Ball's board of directors. The Rights would not interfere with any merger or other business combinations approved by the board of directors.
     Common shares were reserved at December 31, 1998, for future issuance under the employee stock purchase, stock option, dividend reinvestment and restricted stock plans, as well as to meet conversion requirements of the ESOP Preferred.
     In  connection   with  the  employee   stock  purchase  plan,  the  Company
contributes 20 percent of up to $500 of each participating employee's monthly payroll deduction toward the purchase of the Company's common stock. Company contributions for this plan were approximately $1.6 million in 1998, $1.5 million in 1997 and $1.6 million in 1996.

Accumulated Other Comprehensive Loss
Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires the Company to report the changes in shareholders'  equity  from all  sources  during  the  period  other  than those resulting from investments by shareholders (i.e., issuance or repurchase of common shares and dividends). Although adoption of this standard has not resulted in any change to the historic basis of the determination of earnings or shareholders' equity, the other comprehensive income components recorded under generally accepted accounting principles and previously included under the category "retained earnings" are displayed as "accumulated other comprehensive loss" within the balance sheet. The composition of accumulated other comprehensive loss is as follows:

(dollars in millions)
                                                                Accumulated
                            Foreign            Minimum             Other
                            Currency           Pension         Comprehensive
                           Translation        Liability             Loss
                         --------------     ------------     -----------------

December 31, 1995          $ (17.8)          $  (7.8)             $ (25.6)
1996 Change                   (0.5)              5.4                  4.9
                         --------------     -------------    -----------------
December 31, 1996            (18.3)             (2.4)               (20.7)
1997 Change                   (2.6)              0.5                 (2.1)
                         --------------     -------------    -----------------
December 31, 1997            (20.9)             (1.9)               (22.8)
1998 Change                   (7.7)             (1.2)                (8.9)
                         --------------     -------------    -----------------
December 31, 1998          $ (28.6)          $  (3.1)             $ (31.7)
                         ==============     =============    =================


     The minimum  pension  liability  component  of other  comprehensive  income
(loss) is presented net of related tax expense (benefit) of $(0.4) million, $0.4 million and $3.6 million for the years ended December 31, 1998, 1997 and 1996, respectively. No tax benefit has been provided on the foreign currency translation loss component for any period as the undistributed earnings of the Company's foreign investments will continue to be reinvested.

Stock Options and Restricted Shares
The Company has several stock option plans under which options to purchase shares of common stock have been granted to officers and key employees of Ball at the market value of the stock at the date of grant. Payment must be made at the time of exercise in cash or with shares of stock owned by the option holder, which are valued at fair market value on the date exercised. Options terminate 10 years from date of grant. Tier A options are exercisable in four equal installments commencing one year from date of grant, with the exception of certain Tier A options granted in 1998, which become exercisable after the Company's common stock price reaches specified prices for 10 consecutive days, or at the end of five years, whichever comes first. Tier B options vest at the date of grant, and are exercisable after the Company's common stock price closes at or above a target price of $50 per share for 10 consecutive days. The target stock price is adjusted based on a compounded annual growth rate of 7.5 percent for individuals retiring prior to the expiration of the options.
     The Company also granted 130,000 shares of restricted stock to certain management employees during 1998. Restrictions on these shares lapse in phases based on the Company achieving certain standards of performance or at the end of seven years, whichever comes first.

A summary of stock option activity for the years ended December 31 follows:

                                             1998                         1997                          1996
                                 ---------------------------  ---------------------------   ----------------------------
                                                 Weighted                      Weighted                      Weighted
                                                  Average                       Average                       Average
                                   Number of     Exercise       Number of      Exercise        Number of     Exercise
                                     Shares        Price          Shares         Price          Shares         Price
                                 ------------- -------------  -------------- ------------   -------------- -------------
Outstanding at beginning of
    year                           1,754,298     $27.223        1,801,074       $27.222        1,403,822      $28.468
Tier A options exercised            (332,594)     26.981         (219,750)       26.002          (84,547)      25.024
Tier B options exercised             (38,000)     24.375          (20,000)       24.375               --           --
Tier A options granted               822,300      36.738          306,000        26.592          285,000       24.375
Tier B options granted                    --          --           15,000        25.625          307,000       24.375
Tier A options canceled              (42,608)     29.378         (113,026)       28.542         (110,201)      29.490
Tier B options canceled                   --          --          (15,000)       24.375               --           --
                                 -------------                --------------                 --------------
Outstanding at end of year         2,163,396      30.884        1,754,298        27.223         1,801,074      27.222
                                 -------------                --------------                 --------------
Exercisable at end of year           743,671      28.555          855,923        28.120           923,449      27.465
                                 -------------                --------------                 --------------
Reserved for future grants         2,360,056                    3,295,948                         512,358
                                 -------------                --------------                 --------------

Additional information regarding options outstanding at December 31, 1998, follows:

                                                            Exercise Price Range
                                        -------------------------------------------------------------
                                          $23.99 - $26.375    $26.625 - $35.00   $35.625 - $44.313     Total
Number of options outstanding                  728,830             824,269             610,297       2,163,396
Weighted average exercise price              $  24.847           $  31.317           $  37.509       $  30.884
Weighted average remaining contractual
   life                                       6.0 years           7.9 years           8.5 years       7.5 years

Number of shares exercisable                   363,330             251,394             128,947         743,671
Weighted average exercise price              $  25.245           $  29.682           $  35.683       $  28.555

     These options cannot be traded in any equity market. However, based on the Black-Scholes option pricing model, adapted for use in valuing compensatory stock options in accordance with SFAS No. 123, Tier A options granted in 1998, 1997 and 1996 have estimated weighted average fair values, at the date of grant, of $10.73 per share, $7.06 per share and $8.67 per share, respectively. Under the same methodology, Tier B options granted during 1997 and 1996 have estimated weighted average fair values, at the date of grant, of $8.54 per share and $8.56 per share, respectively. The actual value an employee may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. Consequently, there is no assurance that the value realized by an employee will be at or near the value estimated. The fair values were estimated using the following weighted average assumptions:

                                                   1998 Grants          1997 Grants         1996 Grants
                                                ----------------     ----------------    -----------------
Expected dividend yield                                1.31%                2.33%               2.33%
Expected stock price volatility                       25.34%               23.32%              24.26%
Risk-free interest rate                                5.21%                6.75%               6.77%
Expected life of options                             5.3 years           5.12 years          6.96 years

     Ball accounts for its stock-based employee compensation programs using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." If Ball had elected to recognize compensation based upon the calculated fair value of the options granted after 1994, pro forma net income and basic earnings per share would have been:

(dollars in millions except per share                  As reported                           Pro forma
amounts)                                      -----------------------------     -------------------------------
                                               Net income        Per share        Net income         Per share
                                              ------------     ------------     ---------------     -----------
Year ended December 31, 1998                    $ 16.6            $ 0.45           $ 14.3             $ 0.38
Year ended December 31, 1997                      58.3              1.84             57.0               1.79
Year ended December 31, 1996                      24.2              0.70             23.3               0.67


Earnings per Share
The following table provides additional information on the computation of earnings per share amounts from continuing operations.

                                                                                  Year ended December 31,
                                                                    ------------------------------------------------
(dollars in millions except per share amounts)                           1998              1997             1996
                                                                    --------------    -------------     ------------
Earnings per Common Share
Net income from continuing operations before extraordinary item
   and accounting change                                               $  32.0           $  58.3           $  13.1
Extraordinary loss from early debt extinguishment, net of tax
   benefit                                                               (12.1)               --                --
Cumulative effect of change in accounting for start-up costs, net
   of tax benefit                                                         (3.3)               --                --
                                                                    --------------    -------------     ------------
Net income from continuing operations                                     16.6              58.3              13.1
Preferred dividends, net of tax benefit                                   (2.8)             (2.8)             (2.9)
                                                                    --------------    -------------     ------------
Income from continuing operations
   attributable to common shareholders                                 $  13.8           $  55.5           $  10.2
                                                                    ==============    =============     ============

Weighted average common shares (000s)                                   30,388            30,234            30,314
                                                                    ==============    =============     ============

Net earnings per common share:
   Net income before extraordinary item and accounting change           $ 0.96            $ 1.84            $ 0.34
   Extraordinary loss, net of tax benefit                                (0.40)               --                --
   Cumulative effect of accounting change, net of tax benefit            (0.11)               --                --
                                                                    --------------    -------------     ------------
   Earnings per common share                                            $ 0.45            $ 1.84            $ 0.34
                                                                    ==============    =============     ============

Diluted Earnings per Share
Net income from continuing operations before extraordinary item
   and accounting change                                               $  32.0           $  58.3           $  13.1
Extraordinary loss from early debt extinguishment, net of tax
   benefit                                                               (12.1)               --                --
Cumulative effect of change in accounting for start-up costs, net
   of tax benefit                                                         (3.3)               --                --
                                                                    --------------    -------------     ------------
Net income from continuing operations                                     16.6              58.3              13.1
Adjustments for deemed ESOP cash contribution
   in lieu of the ESOP Preferred dividend                                 (2.1)             (2.1)             (2.2)
                                                                    --------------    -------------     ------------
Adjusted income from continuing operations
   attributable to common shareholders                                 $  14.5           $  56.2           $  10.9
                                                                    ==============    =============     ============

Weighted average common shares (000s)                                   30,388            30,234            30,314
Effect of dilutive securities:
   Dilutive effect of stock options                                        338               165                37
   Common shares issuable upon conversion
       of the ESOP Preferred stock                                       1,866             1,912             1,984
                                                                    --------------    -------------     ------------
Weighted average shares applicable
     to diluted earnings per share                                      32,592            32,311            32,335
                                                                    ==============    =============     ============

Diluted earnings per share:
   Net income before extraordinary item and accounting change           $ 0.91            $ 1.74            $ 0.34
   Extraordinary loss, net of tax benefit                                (0.37)               --                --
   Cumulative effect of accounting change, net of tax benefit            (0.10)               --                --
                                                                    --------------    -------------     ------------
   Diluted earnings per share                                           $ 0.44            $ 1.74            $ 0.34
                                                                    ==============    =============     ============


     The following options have been excluded from the computation of the diluted earnings per share calculation since they were anti-dilutive (i.e., the exercise price exceeded the average common stock price for the year):

      Exercise Price        Expiration            1998              1997                1996
     ----------------     --------------     -------------     --------------      -------------
        $ 29.350               2002                   --                --             141,000
          32.000               2003                   --           128,000             151,000
          35.625               2005                   --           194,000             219,000
          44.313               2008              120,000                --                  --
                                             -------------     --------------      -------------
                                                 120,000           322,000             511,000
          Other                                    4,000             6,000              54,000
                                             -------------     --------------      -------------
          Total                                  124,000           328,000             565,000
                                             =============     ==============      =============

Research and Development
Research and development costs are expensed as incurred in connection with the Company's internal programs for the development of products and processes. Costs incurred in connection with these programs amounted to $23.7 million, $22.2 million and $18.1 million for the years 1998, 1997 and 1996, respectively.

Contingencies
The Company is subject to various risks and uncertainties in the ordinary course of business due, in part, to the competitive nature of the industries in which Ball participates, its operations in developing markets outside the U.S., changing commodity prices for the materials used in the manufacture of its products, and changing capital markets. Where practicable, the Company attempts to reduce these risks and uncertainties through the establishment of risk management policies and procedures, including, at times, the use of certain derivative financial instruments.
     The U.S. government is disputing the Company's claim to recoverability (by means of allocation to government contracts) of reimbursed costs associated with Ball's ESOP for fiscal years 1989 through 1995, as well as the corresponding prospective costs accrued after 1995. The government will not reimburse the Company for disputed ESOP expenses incurred or accrued after 1995. A deferred payment agreement for the costs reimbursed through 1995 was entered into between the government and Ball. On October 10, 1995, the Company filed its complaint before the Armed Services Board of Contract Appeals (ASBCA) seeking final adjudication of this matter. Trial before the ASBCA was conducted in January 1997. Since that time, the Defense Contract Audit Agency (DCAA) has issued a Draft Audit Report disallowing a portion of the Company's ESOP costs for 1994 through 1997 on the asserted basis that the Company's dividend contributions to the ESOP do not constitute allowable deferred compensation. The Draft Audit Report takes the position that the disallowance is not covered by the pending decision by the ASBCA. While the outcome of the trial or the audit is not yet known, the Company's information at this time does not indicate that this matter will have a material, adverse effect upon financial condition, results of operations or competitive position of the Company.
     From time to time, the Company is subject to routine litigation incidental to its business. Additionally, the U.S. Environmental Protection Agency has designated Ball as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. However, the Company's information at this time does not indicate that these matters will have a material, adverse effect upon financial condition, results of operations, capital expenditures or competitive position of the Company.

Quarterly Results of Operations (Unaudited)

1998 Quarterly Information
In the first quarter, Ball announced that it would relocate its corporate headquarters to Broomfield, Colorado. The relocation resulted in total charges of $17.7 million which were recorded over the course of the year. The Company acquired certain assets of the North American beverage can manufacturing business of Reynolds Metals Company during the third quarter, which significantly increased its metal beverage container operations in the U.S. In connection with the Acquisition, the Company refinanced approximately $521.9 million of its debt and, as a result, recorded an after-tax extraordinary loss from early debt extinguishment of approximately $12.1 million (40 cents per share). In the fourth quarter, Ball announced its intention to close two of the acquired plants as well as two plants in the PRC. In connection with the PRC plant closures and related costs, the Company recorded a pre-tax charge of approximately $56.2 million ($31.4 million after tax or $1.03 per share). The closure of the acquired plants is being accounted for as part of the Acquisition without a charge to earnings. Also during the fourth quarter, Ball adopted SOP No. 98-5, "Reporting on the Costs of Start-Up Activities," in advance of its required 1999 implementation date and, as a result, recorded an after-tax charge to earnings of approximately $3.3 million (11 cents per share), retroactive to January 1, 1998, representing the cumulative effect on prior years of this change in accounting.

1997 Quarterly Information
The first quarter included a gain of $1.2 million ($0.7 million after tax or two cents per share) for shares of Datum sold in the first quarter. An additional gain of $10.5 million ($6.4 million after tax or 21 cents per share) was recorded in the second quarter for the sale of the remaining Datum shares. The second quarter also included a $3.0 million charge ($1.8 million after tax or six cents per share) for the closure of a small PET container manufacturing facility. The Company also recorded research and development tax credits in the first and second quarters of $1.7 million (five cents per share) and $0.8 million (three cents per share), respectively. In the fourth quarter, Ball disposed of or wrote down to estimated net realizable value certain equity investments resulting in a net pretax gain of $0.3 million. See the "Headquarters Relocation, Plant Closures, Dispositions and Other Costs" note for additional information.

(dollars in millions except per share amounts)

                                                    First        Second         Third        Fourth
                                                   Quarter       Quarter       Quarter       Quarter        Total
                                                 ----------    ----------    ----------    ----------    ----------
1998
Net sales                                         $  549.7      $  645.6      $  859.2      $  841.9      $2,896.4
                                                 ----------    ----------    ----------    ----------    ----------
Gross profit(1)                                       58.5          76.8         101.9          97.0         334.2
                                                 ----------    ----------    ----------    ----------    ----------
Net income (loss) before extraordinary item
   and accounting change                               5.5          19.2          25.2         (17.9)         32.0
Extraordinary loss from early debt
   extinguishment, net of tax benefit                   --            --         (12.1)           --         (12.1)
Cumulative effect of change in accounting for
   start-up costs, net of tax benefit                 (3.3)           --            --            --          (3.3)
                                                 ----------    ----------    ----------    ----------    ----------
Net income (loss)                                      2.2          19.2          13.1         (17.9)         16.6
Preferred dividends, net of tax benefit               (0.7)         (0.7)         (0.7)         (0.7)         (2.8)
                                                 ----------    ----------    ----------    ----------    ----------
Net earnings (loss) attributable to
   common shareholders                            $    1.5      $   18.5      $   12.4      $  (18.6)     $   13.8
                                                 ==========    ==========    ==========    ==========    ==========

Net earnings (loss) per common share:
   Net income (loss) before extraordinary item
     and accounting change                        $   0.16      $   0.61      $   0.80      $  (0.61)     $   0.96
   Extraordinary loss from early debt
     extinguishment, net of tax benefit                 --            --         (0.40)           --         (0.40)
   Cumulative effect of change in accounting,
     net of tax benefit                              (0.11)           --            --            --         (0.11)
                                                 ----------    ----------    ----------    ----------    ----------
   Earnings (loss) per common share               $   0.05      $   0.61      $   0.40      $  (0.61)     $   0.45
                                                 ==========    ==========    ==========    ==========    ==========

Diluted earnings (loss) per share:
   Net income (loss) before extraordinary item
     and accounting change                        $   0.15      $   0.58      $   0.75      $  (0.61)     $   0.91
   Extraordinary loss from early debt
     extinguishment, net of tax benefit                 --            --         (0.37)           --         (0.37)
   Cumulative effect of change in accounting,
     net of tax benefit                              (0.10)           --            --            --         (0.10)
                                                 ----------    ----------    ----------    ----------    ----------
   Diluted earnings (loss) per share              $   0.05      $   0.58      $   0.38      $  (0.61)     $   0.44
                                                 ==========    ==========    ==========    ==========    ==========

1997
Net sales                                         $  479.8      $  643.7      $  690.2      $  574.8      $2,388.5
                                                 ----------    ----------    ----------    ----------    ----------
Gross profit(1)                                       48.2          70.9          85.0          63.2         267.3
                                                 ----------    ----------    ----------    ----------    ----------

Net income                                             7.0          20.8          22.7           7.8          58.3
Preferred dividends, net of tax benefit               (0.7)         (0.7)         (0.7)         (0.7)         (2.8)
                                                 ----------    ----------    ----------    ----------    ----------
Net earnings attributable to
   common shareholders                            $    6.3      $   20.1      $   22.0      $    7.1      $   55.5
                                                 ==========    ==========    ==========    ==========    ==========

Earnings per share of common stock                $   0.21      $   0.67      $   0.73      $   0.24      $   1.84
                                                 ==========    ==========    ==========    ==========    ==========

Diluted earnings per share                        $   0.20      $   0.63      $   0.68      $   0.23      $   1.74
                                                 ==========    ==========    ==========    ==========    ==========

(1) Gross profit is shown after depreciation and amortization of $136.7 million and $105.6 million for the years ended December 31, 1998 and 1997, respectively.

     Earnings per share calculations for each quarter are based on the weighted average shares outstanding for that period. As a result, the sum of the quarterly amounts may not equal the annual earnings per share amount. The diluted loss per share in the fourth quarter of 1998 is the same as the net loss per common share because the assumed exercise of stock options and conversion of the ESOP Preferred stock would have been antidilutive for continuing operations.

Report of Management on Financial Statements
The  consolidated  financial  statements  contained  in this  annual  report  to shareholders are the responsibility of management. These financial statements have been prepared in conformity with generally accepted accounting principles and, necessarily, include certain amounts based on management's informed judgments and estimates. Future events could affect these judgments and estimates.
     In fulfilling its responsibility for the integrity of financial information, management maintains and relies upon a system of internal control which is designated to provide reasonable assurance that assets are safeguarded from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and that transactions are properly recorded to permit the preparation of reliable financial statements in all material respects. To assure the continuing effectiveness of the system of internal control and to maintain a climate in which such controls can be effective, management establishes and communicates appropriate written policies and procedures; carefully selects, trains and develops qualified personnel; maintains an organizational structure that provides clearly defined lines of responsibility, appropriate delegation of authority and segregation of duties; and maintains a continuous program of internal audits with appropriate management follow-up. Company policies concerning use of corporate assets and conflicts of interest, which require employees to maintain the highest ethical and legal standards in their conduct of the Company's business, are important elements of the internal control system.
     The board of directors oversees management's administration of Company financial reporting practices, internal controls and the preparation of the consolidated financial statements through its audit committee, which is composed entirely of outside directors. The audit committee meets periodically with representatives of management, Company internal audit and PricewaterhouseCoopers LLP to review the scope and results of audit work, the adequacy of internal controls and the quality of financial reporting. PricewaterhouseCoopers LLP and Company internal audit have direct access to the audit committee, and the opportunity to meet the committee without management present, to assure a free discussion of the results of their work and audit findings.


George A. Sissel                       R. David Hoover
Chairman and Chief Executive Officer   Vice Chairman and Chief Financial Officer


Report of Independent Accountants
To the Board of Directors and Shareholders
Ball Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows, of changes in shareholders' equity and comprehensive income present fairly, in all material respects, the financial position of Ball Corporation and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
     As discussed in the Significant Accounting Policies note to the financial statements, the Company adopted in 1998 Statement of Position 98-5, "Reporting on the Costs of Start-up Activities."

PricewaterhouseCoopers LLP
Indianapolis, Indiana
January 27, 1999

Management's Discussion and Analysis of Financial Condition and Results of
  Operations
Ball Corporation and Subsidiaries

Management's discussion and analysis should be read in conjunction with the consolidated financial statements and the accompanying notes. Ball Corporation and subsidiaries are referred to collectively as "Ball" or the "Company" in the following discussion and analysis.

Overview
Ball significantly increased its metal beverage container operations in the U.S. in 1998 when it acquired substantially all of the assets of the North American beverage container operations of Reynolds Metals Company. In connection with the acquisition, the Company refinanced the majority of its outstanding debt, which resulted in an extraordinary charge for the early extinguishment of debt. As part of Ball's comprehensive program to improve profits, cash flows and operating efficiencies, the Company announced that it intends to close two of the acquired plants as well as two plants in the PRC. Also during 1998, the Company relocated its corporate headquarters to an existing company-owned building in Colorado.
     International operations were expanded with the 1997 acquisition of M.C. Packaging (Hong Kong) Limited (M.C. Packaging), the construction of metal container plants in the PRC, and, through joint ventures, investments in metal beverage container plants in Brazil and Thailand. Ball entered the polyethylene terephthalate (PET) plastic container business, beginning in 1995 with the construction of a pilot line and research and development center, and currently operates four multi-line manufacturing facilities. During 1997 and 1996, the Company consolidated operations within its North American metal packaging business to reduce costs and increase efficiency, permanently discontinuing manufacturing operations at three food container facilities and a Canadian metal beverage container manufacturing facility and by eliminating certain administrative positions within these lines of business. Ball also exited the glass container business and sold a time and frequency measurement device business and a U.S. aerosol can manufacturing business.

Acquisitions
On August 10, 1998, Ball acquired substantially all the assets and assumed certain liabilities of the North American beverage can manufacturing business of Reynolds Metals Company (Acquisition) for approximately $745.4 million, before a refundable incentive loan of $39.0 million, a preliminary working capital adjustment of an additional $40.1 million and transaction costs. With the Acquisition, Ball became the largest metal beverage can producer in North America with an estimated annual production capacity of 36 billion cans.
     The assets acquired consisted largely of 16 plants in 12 states and Puerto Rico, as well as a headquarters facility in Richmond, Virginia. During the fourth quarter of 1998, the Company closed the Richmond facility and consolidated the headquarters operations at the Company's offices near Denver, Colorado. In addition, the Company announced that it intends to close two of the acquired plants during the first quarter of 1999 and that it is developing plans for further integration, including capacity consolidations and other cost saving measures. As a result, the Company has initially provided $56.8 million in the opening balance sheet as an estimate of the related costs of integration and consolidation. Upon finalization of the plan, which is expected within 1999, adjustments to the estimated costs, if any, will be reflected as a change in goodwill. As a part of the acquired asset valuation and purchase price allocation process, approximately $388.4 million has been preliminarily assigned to goodwill.
     During 1997, the Company acquired approximately 75 percent of M.C. Packaging through Ball's Hong Kong-based subsidiary, FTB Packaging Limited (FTB Packaging), for approximately $179.7 million in cash. M.C. Packaging, with net sales of approximately $149 million included in Ball's 1997 consolidated results, operates 13 manufacturing facilities in the PRC. During 1998, FTB Packaging purchased substantially all of the remaining direct and indirect minority interests in M.C. Packaging. M.C. Packaging manufactures two-piece aluminum beverage containers, three-piece steel beverage and food containers, aerosol cans, plastic packaging, metal crowns and printed and coated metal. With this acquisition, Ball estimates that it supplies over 50 percent of the metal beverage containers used in the PRC. The acquisition was accounted for as a purchase and the results of M.C. Packaging are included within the packaging segment from the acquisition date in early 1997. As a part of the acquired asset valuation and purchase price allocation process, approximately $132.6 million has been assigned to goodwill.
     In the third quarter of 1997, Ball acquired certain PET container manufacturing assets from Brunswick Container Corporation for cash of approximately $42.7 million. In connection with this acquisition, the Company obtained long-term agreements to supply a large East Coast bottler of soft drinks.

Dispositions and Other Transactions
In connection with the announcement in December 1998 to close two plants and take other actions in the PRC, the Company recorded a pre-tax charge of $56.2 million($31.4 million after tax or $1.03 per share) as a preliminary estimate of the related costs. Also during 1998, the Company relocated its corporate headquarters to an existing company-owned building in Broomfield, Colorado, resulting in a pre-tax charge of $17.7 million ($10.8 million after tax or 36 cents per share).
     In the second quarter of 1997, the Company recorded a pretax charge of $3.0 million ($1.8 million after tax or six cents per share) for the closure of a small PET container manufacturing facility.
     In October 1996, the Company sold the net assets of a U.S. aerosol can manufacturing business for cash of $41.3 million and a $3.0 million note. In connection with this sale, the Company recognized a loss of $3.3 million ($4.4 million after tax, including the effect of non-deductible goodwill, or 14 cents per share). The aerosol business was included in consolidated results and within the packaging segment through the date of sale. Ball also recorded a pretax charge of $17.7 million ($11.0 million after tax or 37 cents per share) in 1996 in connection with actions to consolidate its metal packaging operations, including costs to close facilities, write-down assets to net realizable value and eliminate certain administrative positions within this segment.
     Ball sold its equity investment in Datum Inc. (Datum), a time and frequency measurement device business, in the first half of 1997 for cash of approximately $26.2 million, resulting in a pretax gain of $11.7 million ($7.1 million after tax or 23 cents per share). Ball's share of Datum's earnings under the equity method of accounting were $0.5 million in 1997 and a loss of $0.2 million in 1996.
     In the fourth quarter of 1997, Ball disposed of or wrote down to estimated net realizable value certain equity investments, resulting in a net pretax gain of $0.3 million. The Company's equity in the net earnings of these affiliates was not significant in 1997 and 1996.
     In 1994, the Company formed EarthWatch, Incorporated (EarthWatch), which in 1995 acquired WorldView, Inc., to commercialize certain proprietary technologies by serving the market for satellite-based remote sensing images of the Earth. Through December 31, 1995, the Company invested approximately $21 million in EarthWatch. During 1996, EarthWatch was reincorporated in Delaware as EarthWatch Incorporated (EarthWatch). As of December 31, 1996, EarthWatch had experienced extended product development and deployment delays and expected to incur significant product development losses into the future, exceeding Ball's investment. Although Ball was a 49 percent equity owner of EarthWatch at year end 1996, and had contracted to design satellites for that company, the remaining carrying value of the investment was written to zero. Accordingly, Ball recorded a pretax charge of $15.0 million ($9.3 million after tax or 31 cents per share), in the fourth quarter of 1996 which is reflected as a part of equity in losses of affiliates. EarthWatch continued to incur losses through 1998. Ball has no commitments to provide further equity or debt financing to EarthWatch beyond its investment to date, but continues to assess its options with respect to EarthWatch. Ball Aerospace & Technologies Corp. has agreed to produce satellites and instruments for EarthWatch.
     In 1996, the Company sold its 42 percent interest in Ball-Foster Glass Container Co., L.L.C. (Ball-Foster), exiting the glass packaging business. Ball-Foster was formed in 1995 from the glass businesses acquired from Ball and Foster-Forbes, a division of American National Can Company. The financial effects of these transactions, as well as the results of the glass business, have been segregated in the accompanying financial statements as discontinued operations. See "Discontinued Operations" for additional information regarding these transactions.

Consolidated Sales and Earnings
Ball's operations are organized along its product lines and include two segments
- the packaging segment and the aerospace and technologies segment. The following table summarizes the results of these two segments:

(dollars in millions)                                     1998          1997          1996
                                                       ----------    ----------    ----------
Net Sales
North American Metal Beverage                           $1,603.2      $1,106.9      $1,173.5
North American Metal Food                                  486.2         481.6         512.0
Plastics                                                   219.1         153.0          56.3
International                                              225.3         248.3          80.3
                                                       ----------    ----------    ----------
   Total packaging                                       2,533.8       1,989.8       1,822.1
Aerospace and technologies                                 362.6         398.7         362.3
                                                       ----------    ----------    ----------
   Consolidated net sales                               $2,896.4      $2,388.5      $2,184.4
                                                       ==========    ==========    ==========

Operating Earnings
Packaging                                               $  164.7      $  108.3      $   57.6
Plant closures, dispositions and other costs               (56.2)         (3.0)        (21.0)
                                                       ----------    ----------    ----------
   Total packaging                                         108.5         105.3          36.6
Aerospace and technologies                                  30.4          34.0          31.4
                                                       ----------    ----------    ----------
   Consolidated operating earnings                      $  138.9      $  139.3      $   68.0
                                                       ==========    ==========    ==========

Packaging Segment
The packaging segment includes the businesses that manufacture metal and PET (polyethylene terephthalate) containers, primarily for use in beverage and food packaging. The Company's packaging operations are located in and serve North America (the U.S. and Canada) and Asia (primarily the PRC). Packaging operations in the U.S. have increased as a result of the plants acquired in 1998. Operations in Asia have also increased as a result of the early 1997 acquisition of a controlling interest in M.C. Packaging.

North American Metal Beverage Containers
Sales for Ball's North American metal beverage container business, which represented approximately 63 percent of segment sales in 1998, increased significantly in comparison to 1997 and 1996. Excluding the effects of the additional sales from the acquired plants, the increase over 1997 was approximately 6.5 percent reflecting new customer commitments and strong soft drink industry demand. Sales in 1997 decreased approximately 5.7 percent compared to 1996 due partially to the lower cost of aluminum can sheet, which was passed on to the customer through formula pricing, combined with a decrease of approximately 3.5 percent in 1997 shipments compared to 1996. The decrease in can shipments in 1997 reflected the reduction in Ball's metal beverage container capacity as a result of discontinuing manufacturing at a Canadian facility and the full year effects of converting a U.S. metal beverage container line to a two-piece food container line. U.S. and Canadian industry shipments of metal beverage containers increased an estimated 2.2 percent in 1998 and 1.6 percent in 1997. The Company estimates that its North American metal beverage container shipments, as a percentage of total U.S. and Canadian shipments for metal beverage containers, would have been approximately 34 percent (on a pro forma basis assuming the inclusion of shipments from the acquired plants for a full year) compared to 17 percent in both 1997 and 1996 (on a historical basis) based on publicly available industry information.
     Earnings attributable to North American metal beverage containers improved in 1998 compared to 1997 and 1996. Excluding the effects of the acquired plants, other factors contributing to the increase included lower inventory carrying costs and reduced production costs coupled with the improved efficiencies realized upon completion over the three year period of project work begun in 1995 to convert to smaller diameter ends and to lightweight cans and ends.

North American Metal Food Containers
North American metal food container sales, which comprised approximately 19 percent of 1998 segment sales, rose slightly compared to 1997. Excluding $36.6 million of sales in 1996 from the aerosol can business, sales in this product line increased 2.3 percent in 1998 and 1.3 percent in 1997 over 1996. The increases in 1998 and 1997, excluding aerosol can sales in 1996, were the result of lower shipments to salmon can customers being offset by increased shipments to customers for other food products. The increase in 1998 was realized despite the overall downturn in industry shipments due to adverse crop conditions. Ball estimates that its North American metal food container shipments were approximately 14 percent of total U.S. and Canadian metal food container shipments in 1998, 1997 and 1996, based on publicly available industry information.
     Operating earnings attributable to North American metal food containers declined in 1998 compared to 1997. Earnings declined due in large part to reduced salmon can volumes (primarily the result of a Canadian government imposed ban on commercial salmon fishing) and the effects of a strike in a Canadian facility. Comparing 1997 to 1996, earnings attributable to North American metal food containers improved, due in part to the closure of a higher-cost operating facility late in 1996, and to improved productivity and quality.

North American PET Containers
Sales of PET containers have increased steadily over the three-year period. The increase in 1998 included additional sales from new business acquired in the third quarter of 1997 as well as higher production capacity due to the first full year of operations of an East Coast plant. Sales in 1997 compared to 1996 reflect the start-up of two manufacturing facilities in 1997, plus the additional sales from the new Brunswick business. In both 1998 and 1997, the continued promotion of metal cans by major soft drink companies and lower than forecasted sales by non-soft drink customers were reflected in lower than expected sales for the business.
     Improved operating results in 1998 were due to increased sales, the elimination of costs incurred in 1997 related to start-up operations in the Eastern United States and the Midwest, and a nonrecurring charge in 1997 from the closure of a small PET container manufacturing facility.

International Packaging Operations
Sales within the international packaging businesses in 1998 were comprised of the consolidated sales of FTB Packaging, including M.C. Packaging, and revenues from royalties and technical services to licensees. Sales within the international packaging operations declined in 1998 by approximately nine percent after increasing significantly in 1997 compared to 1996. Sales within the PRC have been negatively affected by a soft metal beverage container market combined with lower pricing resulting from current industry over capacity. The PRC market has also been affected by uncertainty in the Asian financial markets which has resulted in a decrease in exports of Company products from Hong Kong to other Asian countries. Earnings from consolidated international operations in 1998 reflect the impact of lower pricing and lower volumes. During the fourth quarter of 1998, the Company announced that it will close two can plants in the PRC, remove certain equipment from service and take other actions to reduce costs and streamline operations. The Company's preliminary estimate of costs to close the two plants and related actions resulted in a fourth quarter pretax charge of $56.2 million ($31.4 million after tax or $1.03 per share).

Aerospace and Technologies Segment
The sales reduction in the aerospace and technologies segment from 1997 to 1998 reflects, in large part, temporarily reduced activity in connection with certain government programs and the unusually strong demand in the first half of 1997 for certain telecommunications equipment and related products. Demand for those products in 1998 returned to more normal levels. The operating earnings decrease in 1998 reflected the effect of lower sales in 1998 and, by comparison, the inclusion in the first half of 1997 of one-time early delivery incentives earned in connection with telecommunications products.
     Sales and earnings for 1997 increased compared to 1996 in both the aerospace systems division and telecommunications products division. The higher sales and earnings in aerospace systems reflected growth in several programs, as well as the start-up of several new programs and award fees for the successful 1997 launch of second generation replacement instruments for the Hubble Space Telescope. Within telecommunications, earnings increased significantly, in part due to a one-time early delivery incentive earned related to one contract, and increased fixed cost coverage related to the increased production volume.
     Sales to the U.S. government, either as a prime contractor or as a subcontractor, represented approximately 90 percent, 87 percent and 91 percent of segment sales in 1998, 1997 and 1996, respectively. Within aerospace systems, industry trends have not changed significantly, with Department of Defense and NASA budgets remaining relatively flat. However, there is a growing worldwide market for commercial space activities, and Ball believes there are significant international opportunities in which the Company could participate. Consolidation in the industry continues and there is strong competition for business. Backlog for the aerospace and technologies segment at December 31, 1998 and 1997, was approximately $296 million and $267 million, respectively. Year-to-year comparisons of backlog are not necessarily indicative of the trend of future operations.

Interest and Taxes
Interest expense increased to $78.6 million in 1998, compared to $53.5 million in 1997 and $33.3 million in 1996. The increase in total interest cost in 1998 compared to 1997 was largely attributable to the additional debt associated with the Acquisition. The increase in total interest cost in 1997 compared to 1996 was primarily a result of the acquisition and consolidation of M.C. Packaging.
     Ball's consolidated effective income tax rate was 32.2 percent in 1998, compared to 37.2 percent in 1997 and 24.3 percent in 1996. The lower tax rate for 1998 compared to 1997 is largely attributed to the settlement of various issues with taxing authorities partially offset by the net tax effects of foreign operations. The lower rate for 1996 compared to 1997 was primarily attributable to the effect of a 1996 refund for tax credits recognized by the Company after the Internal Revenue Service concurred with Ball's position regarding creditable cost of research and development. In 1998 and 1997, the Company settled tax credit matters for years 1991 through 1995, and recorded additional credits. The benefit of the 1996 tax credits was partially offset by the effect of a tax/book investment basis difference related to the sale of the aerosol business.

Results of Equity Affiliates
Equity earnings in affiliates are largely attributable to equity investments in the PRC, Thailand and Brazil. Equity in earnings of affiliates increased in 1998 to $5.6 million compared to equity in losses of $0.7 million in 1997. The improved results in 1998 reflect the effects of the strengthening of the Thai baht and reduced start-up costs compared to 1997 when operations of certain affiliates in Brazil, Thailand and the PRC began.
     Equity in losses of affiliates in 1996 of $9.5 million included a charge of $15.0 million ($9.3 million after tax or 31 cents per share) to write to zero the Company's investment in EarthWatch. In addition, the Company's share of EarthWatch's operating losses were $3.0 million in 1996. Ball's share of the net earnings from other equity affiliates were $2.8 million in 1996, primarily from Ball's Pacific Rim equity affiliates. In 1996, start-up operating costs associated with new investments in Brazil and Thailand reduced earnings.

Other Items
Consolidated selling, product development and general and administrative expenses were $136.5 million, $125.0 million and $81.0 million for 1998, 1997 and 1996, respectively. Higher consolidated general and administrative expenses in 1998 compared to 1997 were due partially to the additional costs associated with the acquired plants, including salaries and interim administrative support. Also contributing to the increase were higher performance-based compensation costs. Lower consolidated general and administrative expenses in 1996 compared to 1997 were due, in large part, to lower performance-based compensation costs coupled with higher income in 1996 from the temporary investment of proceeds from dispositions, including that of the glass business. Consolidated general and administrative expenses in 1997 include the operating costs of M.C. Packaging, which was acquired in early 1997, as well as those costs attributable to other facilities in the PRC.
     In connection with the Acquisition, the Company refinanced approximately $521.9 million of its existing debt and, as a result, recorded a pre-tax charge for early extinguishment of the debt of approximately $19.9 million ($12.1 million after tax or 40 cents per share).
     Also, in 1998, the Company adopted SOP No. 98-5, "Reporting on the Costs of Start-Up Activities," in advance of its required 1999 implementation date. SOP No. 98-5 requires that costs of start-up activities and organizational costs, as defined, be expensed as incurred. In accordance with this statement, the Company recorded an after-tax charge to earnings of approximately $3.3 million (11 cents per share), retroactive to January 1, 1998, representing the cumulative effect of this change in accounting on prior years.
     In October 1996, the Company sold its 42 percent investment in Ball-Foster to Compagnie de Saint Gobain (Saint-Gobain) for $190 million in cash, exiting the glass packaging business. Ball-Foster was formed in September 1995 with Saint-Gobain, acquiring the assets of Ball Glass Container Corporation (Ball Glass), a wholly owned subsidiary of Ball, for approximately $338 million in cash, and those of Foster-Forbes. Concurrent with the sale of Ball Glass to Ball-Foster, Ball acquired its 42 percent investment in Ball-Foster for $180.6 million in cash. The financial effects of these transactions, as well as the results of the glass business, have been segregated in the accompanying financial statements as discontinued operations.
     Earnings from discontinued operations in 1996 of $11.1 million, or 36 cents per share, were comprised primarily of the net gain of $24.1 million ($13.2 million after tax or 43 cents per share) resulting from the sale of Ball's remaining interest in Ball-Foster.

Financial Position, Liquidity and Capital Resources
Cash flow from continuing operations increased to $387.1 million in 1998 compared to $143.5 million in 1997 and $84.3 million in 1996. The increases in 1998 and 1997 resulted primarily from improved operating results within North America and a reduction in the cash used for working capital.
     Capital expenditures, excluding effects of business acquisitions and dispositions, were $84.2 million, $97.7 million and $196.1 million in 1998, 1997 and 1996, respectively. Spending in 1998, 1997 and 1996 included approximately $24 million, $16 million and $75 million, respectively, for Ball's PET container business. Spending in 1997 also included amounts to complete two new metal packaging plants in the PRC, as well as spending within M.C. Packaging. Capital expenditures in 1996 included the conversion of metal beverage plant equipment to meet specifications for smaller diameter ends. Other capital projects in 1996 included the conversion of a metal beverage container line to the manufacture of two-piece metal food containers and a technology upgrade related to the manufacture of salmon cans in Canada. In 1999 total capital spending and investments are anticipated to be approximately $155 million.
     Premiums on company-owned life insurance were approximately $6 million for each of the three years ended December 31, 1998, 1997 and 1996. Amounts in the consolidated statement of cash flows represent net cash flows from this program, including policy loans of approximately $11 million in 1998 and $10 million in each of 1997 and 1996, and partial withdrawals from the cash value of the policies of approximately $9 million in 1998 and $22 million in 1997.
     Debt at December 31, 1998, increased $583.5 million to $1,356.6 million from $773.1 million at year end 1997, while cash and temporary investments increased from $25.5 million at year end 1997 to $34.0 million at December 31, 1998. The increase in debt was primarily due to the additional borrowings in connection with the Acquisition. Consolidated debt-to-total capitalization increased to 67.7 percent at December 31, 1998, from 53.0 percent at year end 1997.
     In connection with the Acquisition, the Company refinanced approximately $521.9 million of its existing debt and, as a result, recorded an extraordinary charge from the early extinguishment of debt of approximately $12.1 million (40 cents per share), net of related income tax benefit. The acquisition and the refinancing, including related costs, were financed with a placement of $300.0 million in 7.75% Senior Notes, $250.0 million in 8.25% Senior Subordinated Notes and approximately $808.2 million from a Senior Credit Facility.
     The Senior Notes, which are due August 1, 2006, are unsecured, rank senior to the Company's subordinated debt and are guaranteed on a senior basis by certain of the Company's domestic subsidiaries. The Senior Subordinated Notes, which are due August 1, 2008, also are unsecured, rank subordinate to existing and future senior debt of the Company and are guaranteed by certain of the Company's domestic subsidiaries. Both note agreements contain certain covenants and restrictions, including, among other things, restrictions on the incurrence of additional indebtedness and the payment of dividends.
     The Company offered to exchange the Senior Notes and Senior Subordinated Notes. The offer expired on January 27, 1999, at which time all of the notes had been exchanged. The terms of the new notes are substantially identical in all respects (including principal amount, interest rate, maturity, ranking and covenant restrictions) to the terms of the notes for which they were exchanged except that the new notes are registered under the Securities Act of 1933, as amended, and therefore are not subject to certain restrictions on transfer except as described in the Prospectus for the Exchange Offer. The note agreements provide that if the new notes are assigned investment grade ratings and the Company is not in default, certain covenant restrictions will be suspended.
     The Senior Credit Facility is comprised of three separate facilities, two term loans and a revolving credit facility. The first term loan provided the Company with $350.0 million and matures in August 2004. The second term loan provided the Company with $200.0 million and matures in March 2006. Both term loans are payable in quarterly installments beginning in March 1999. The revolving credit facility provides the Company with up to $650.0 million, of which $150.0 million is available for a period of 364 days, renewable for another 364 days from the current termination date at the option of the Company and participating lenders. The remainder matures in August 2004. The Senior Credit Facility bears interest at variable rates, is guaranteed by certain of the Company's domestic subsidiaries and contains certain covenants and restrictions including, among other things, restrictions on the incurrence of additional indebtedness and the payment of dividends. In addition, all amounts outstanding under the Senior Credit Facility are secured by (1) a pledge of 100 percent of the stock owned by the Company of its direct and indirect majority-owned domestic subsidiaries and (2) a pledge of 65 percent of the stock owned by the Company of certain foreign subsidiaries.
     In Asia, FTB Packaging, including M.C. Packaging, had short-term uncommitted credit facilities of approximately $198 million, of which $70.6 million was outstanding at December 31, 1998.
     A receivables sales agreement provides for the ongoing, revolving sale of a designated pool of trade accounts receivable of Ball's U.S. packaging businesses. In December 1998, the designated pool of receivables was increased to provide for sales of up to $125 million from the previous amount of $75 million. Net funds received from the sale of the accounts receivable totaled $122.5 million and $65.9 million at December 31, 1998 and 1997, respectively. Fees incurred in connection with the sale of accounts receivable, which are included in general and administrative expenses, totaled $4.0 million in each of 1998 and 1997 and $3.7 million in 1996.
     Cash dividends paid on common stock in 1998, 1997 and 1996 were 60 cents per share each year.

Financial and Derivative Instruments and Risk Management
The Company is subject to various risks and uncertainties due to the competitive nature of the industries in which Ball participates, its operations in developing markets outside the U.S., changing commodity prices and changing capital markets.

Policies and Procedures
In the ordinary course of business, the Company employs established risk management policies and procedures to reduce its exposure to commodity price changes, changes in interest rates and fluctuations in foreign currencies. The Company's objective in managing its exposure to commodity price changes is to limit the impact of commodity price changes on earnings and cash flow through arrangements with suppliers, and, at times, through the use of certain derivative instruments designated as hedges. The Company's objective in managing its exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flow and to lower its overall borrowing costs. To achieve these objectives, the Company primarily uses interest rate swaps, collars and options to manage the Company's mix of floating and fixed-rate debt between a minimum and maximum percentage, which is set by policy. The Company's objective in managing its exposure to foreign currency fluctuations is to protect foreign cash flow and reduce earnings volatility associated with foreign exchange rate changes.
     Unrealized losses on forward contracts under these agreements are recorded in the balance sheet as other current liabilities. Realized gains/losses from hedges are classified in the income statement consistent with accounting treatment of the item being hedged. The Company accrues the differential for interest rate swaps to be paid or received under these agreements as adjustments to interest expense over the lives of the swaps. Gains and losses upon the early termination of swap agreements are deferred in long-term liabilities and amortized as an adjustment to interest expense over the remaining term of the agreement.
     The Company has estimated its market risk exposure using sensitivity analysis. Market risk exposure has been defined as the change in fair value of a derivative instrument assuming a hypothetical 10 percent adverse change in market prices or rates. The results of the sensitivity analyses are summarized below. Actual changes in market prices or rates may differ from hypothetical changes.

Interest Rate Risk
Interest rate instruments held by the Company at December 31, 1998 and 1997, included pay-floating, pay-fixed interest rate swaps, interest rate collars and swaption contracts. Pay-fixed swaps effectively convert floating rate obligations to fixed rate instruments. Pay-floating swaps effectively convert fixed-rate obligations to variable rate instruments. Swap agreements expire in one to eight years.
     Interest rate swap agreements outstanding at December 31, 1998, had notional amounts of $10 million at a floating rate and $528 million at a fixed rate, or a net fixed position of $518 million. At December 31, 1997, these agreements had notional amounts of $145 million at a floating rate and $326 million at a fixed rate, or a net fixed-rate position of $181 million. Floating rate agreements with notional amounts of $55 million at December 31, 1997, included an interest rate floor. The Company also entered into an interest rate collar agreement in 1998 with a notional amount of $100 million.
     The related notional amounts of interest rate swaps and options serve as the basis for computing the cash flow under these agreements but do not represent the Company's exposure through its use of these instruments. Although these instruments involve varying degrees of credit and interest risk, the counter parties to the agreements involve financial institutions which are expected to perform fully under the terms of the agreements.
     Based on the Company's interest rate exposure at December 31, 1998, assumed floating rate debt levels throughout 1999 and the effects of derivative instruments, a 10 percent change in interest rates could have an estimated $2 million impact on earnings over a one year period. Actual results may vary based on actual changes in market prices and rates.
     The fair value of all non-derivative financial instruments approximates their carrying amounts with the exception of long-term debt. Rates currently available to the Company for loans with similar terms and maturities are used to estimate the fair value of long-term debt based on discounted cash flows. The fair value of derivatives generally reflects the estimated amounts that Ball would pay or receive upon termination of the contracts at December 31, 1998 and 1997, taking into account any unrealized gains and losses on open contracts.

                                                              1998                            1997
                                                   --------------------------      --------------------------
                                                    Carrying          Fair          Carrying          Fair
(dollars in millions)                                Amount           Value          Amount           Value
                                                   ----------      ----------      ----------      ----------
Long-term debt                                      $1,286.0        $1,280.1        $ 464.8          $484.2
Unrealized net loss on derivative
   contracts relating to debt                             --             1.5             --             1.2

Exchange Rate Risk
The Company's foreign currency risk exposure results from fluctuating currency exchange rates, primarily the strengthening of the U.S. dollar against the Hong Kong dollar, Canadian dollar, Chinese renminbi, Thai baht and Brazilian real. The Company faces currency exposure that arises from translating the results of its global operations and maintaining U.S. dollar debt and payables. The Company uses forward contracts to manage its foreign currency exposures and, as a result, gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets and liabilities. At December 31, 1998, the notional amount of the Company's foreign exchange risk management contracts, net of notional amounts of contracts with counterparties against which the Company has the legal right of offset, was $100 million. The fair value of these contracts as of December 31, 1998 was $(4.5) million.
     Considering the Company's derivative financial instruments outstanding at December 31, 1998, and the currency exposures, a hypothetical 10 percent weakening in the exchange rates compared to the U.S. dollar could have an estimated $3 million impact on earnings over a one year period. Actual changes in market prices or rates may differ from hypothetical changes.
     In January 1999, the Brazilian government changed its monetary policy, causing the Brazilian real to devalue. At that time, the Company did not expect that the after-tax effect of the currency devaluation would have a significant impact on the Company's consolidated earnings. However, the Brazilian real continues to be volatile and actual results may differ based on future events.
     In early July 1997, the government of Thailand changed its monetary policy to no longer peg the Thai baht to the U.S. dollar. As a result, the Company recorded a loss of $3.2 million, or 11 cents per share, comprised primarily of the unrealized loss attributable to approximately $23 million of U.S. dollar denominated debt held by its 40 percent equity affiliate in Thailand.

New Accounting Pronouncements
Effective January 1, 1998, Ball adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." See the "Shareholders' Equity" note for information regarding SFAS No. 130. The company also adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," in 1998. See the "Business Segment Information" note for information regarding SFAS No. 131 and the "Pension and Other Postretirement and Postemployment Benefits" note for information regarding SFAS No. 132.
     During the fourth quarter of 1998, Ball adopted Statement of Position (SOP) No. 98-5, "Reporting on the Costs of Start-Up Activities," in advance of its required 1999 implementation date. SOP No. 98-5 requires that costs of start-up activities and organizational costs, as defined, be expensed as incurred. In accordance with this statement, the Company recorded an after-tax charge to earnings of approximately $3.3 million (11 cents per share), retroactive to January 1, 1998, representing the cumulative effect on prior years of this change in accounting.
     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," essentially requires all derivatives to be recorded on the balance sheet at fair value and establishes new accounting practices for hedge instruments. The statement will be effective for Ball in 2000. The effect, if any, of adopting this standard has not yet been determined. SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," establishes new accounting and reporting standards for the costs of computer software developed or obtained for internal use and is effective for Ball in 1999. The effect, if any, of adopting this standard has not yet been determined.

Contingencies

Year 2000 Systems Review
Many computer systems and other equipment with embedded chips or processors use only two digits to represent the year and, as a result, they may be unable to process accurately certain data before, during or after the year 2000. As a result, business and governmental entities are at risk for possible miscalculations or system failures causing disruptions in their operations. This is commonly known as the Year 2000 issue and can arise at any point in the Company's supply, manufacturing, processing, distribution and financial chains.
     Over the course of the past several years, systems installations, upgrades and enhancements were performed by the Company in the ordinary course of business with attention given to Year 2000 matters. As a result, when the formal Year 2000 program was instituted in 1996, many of the Year 2000 matters potentially affecting the Company had either been resolved or were near resolution. The program currently in effect was instituted to make the remaining software and systems Year 2000 compliant in time to minimize any significant negative effects on operations and is divided into six major phases: (1) project initiation, (2) awareness, (3) assessment, (4) remediation, (5) testing and (6) contingency planning. The program covers information systems infrastructure, financial and administrative systems, process control and manufacturing operating systems and the compliance profiles of significant vendors, lenders and customers. As of February, 1999, the Company estimated that the program was 80 to 90 percent complete with regard to critical systems and completion of the entire project is on target for mid to late 1999. International operations, for the most part, are following the U.S. program and international joint venture operations are being assessed.
     Because most of the Company's efforts were initiated to address specific business requirements or to stay technologically current, it is difficult to quantify costs incurred solely in conjunction with the Year 2000 project. However, certain incremental costs of approximately $2 million have been identified, including the purchase of software to manage the project, software to check personal computer hardware and software compliance, and contractor assistance. All such costs, and any future costs, are being funded through operating cash flows.
     Ball relies on third party suppliers for raw materials, water, utilities, transportation, banking and other key services. The inability of principal suppliers, including utilities, to be Year 2000 ready could result in delays in product deliveries from such suppliers and disrupt the Company's ability to supply its products. Ball's review program includes efforts to evaluate the status of suppliers' and customers' efforts, including but not limited to questionnaires, as a means of identifying risk. None of the suppliers contacted to date have indicated any compliance issues. However, the replies indicate that most suppliers, vendors and customers will not provide any assurance that they will be Year 2000 compliant.
     A worst-case scenario for the Company with respect to the Year 2000 issue could be the failure of either a critical vendor or the Company's manufacturing and information systems. Such failures could result in temporary production outages and lost sales and profits.
     The Company is developing contingency plans intended to mitigate the possible disruption of business operations that may result from external third party Year 2000 issues. Such plans may include accelerating raw material delivery schedules, increasing finished good inventory levels, securing alternate sources of supply, adjusting facility shut-down and start-up schedules and other appropriate measures. The Company is currently prioritizing critical systems and intends to have its contingency plans in place by the end of the second quarter of 1999. The contingency plans and related cost estimates will be refined as additional information becomes available.
     Due to the general uncertainty inherent in the Year 2000 issue, resulting in part from the uncertainty of the Year 2000 readiness of the third-party suppliers and customers, the Company is unable to determine whether the consequences of Year 2000 failures will have a material impact on the Company's results of operations, liquidity or financial condition. However, the Company believes that, with the recent implementation of new business systems and completion of the program as scheduled, the possibility of significant interruptions of normal operations should be reduced.
     The discussion of the Company's efforts, and management's expectations, relating to Year 2000 compliance contain forward-looking statements. The Company's ability to achieve Year 2000 compliance and the level of associated incremental costs could be adversely impacted by, among other things, the availability and cost of programming and testing resources, the ability of suppliers and customers to bring their systems into Year 2000 compliance, and unanticipated problems identified in the ongoing compliance review.
     The information contained herein regarding the Company's efforts to deal with the Year 2000 problem apply to all of the Company's products and services. Such statements are intended as Year 2000 Statements and Year 2000 Readiness Disclosures and are subject to the Year 2000 Information Readiness Disclosure Act.

Other
Ball is subject to various risks and uncertainties in the ordinary course of business due, in part, to the competitive nature of the industries in which the Company participates, its operations in developing markets outside the U.S., changing commodity prices for the materials used in the manufacture of its products, and changing capital markets. Where practicable, Ball attempts to reduce these risks and uncertainties through the establishment of risk management policies and procedures including, at times, the use of certain derivative financial instruments.
     The Company was not in default of any loan agreement at December 31, 1998, and has met all payment obligations. However, Latapack-Ball Embalagens Ltda. (Latapack-Ball), the Company's 50 percent owned equity affiliate in Brazil, was in noncompliance with certain financial ratio provisions, including current ratio, under a fixed term loan agreement of which $50.8 million was outstanding at year end. Latapack-Ball has requested a waiver from the lender in respect of the noncompliance.
     The U.S. government is disputing the Company's claim to recoverability (by means of allocation to government contracts) of reimbursed costs associated with Ball's Employee Stock Ownership Plan (ESOP) for fiscal years 1989 through 1995, as well as the corresponding prospective costs accrued after 1995. The government will not reimburse the Company for disputed ESOP expenses incurred or accrued after 1995. A deferred payment agreement for the costs reimbursed through 1996 was entered into between the government and Ball. On October 10, 1995, the Company filed its complaint before the Armed Services Board of Contract Appeals (ASBCA) seeking final adjudication of this matter. Trial before the ASBCA was conducted in January 1997. Since that time, the Defense Contract Audit Agency (DCAA) has issued a Draft Audit Report disallowing a portion of the Company's ESOP costs for 1994 through 1997 on the asserted basis that the Company's dividend contributions to the ESOP do not constitute allowable deferred compensation. The Draft Audit Report takes the position that the disallowance is not covered by the pending decision by the ASBCA. While the outcome of the trial or the audit is not yet known, the Company's information at this time does not indicate that this matter will have a material, adverse effect upon financial condition, results of operations or competitive position of the Company.
     From time to time, the Company is subject to routine litigation incidental to its business. Additionally, the U.S. Environmental Protection Agency has designated Ball as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. However, the Company's information at this time does not indicate that these matters will have a material, adverse effect upon financial condition, results of operations, capital expenditures or competitive position of the Company.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Future events could affect these estimates.
     The U.S. economy and the Company have experienced minor general inflation during the past several years. Management believes that evaluation of Ball's performance during the periods covered by these consolidated financial statements should be based upon historical financial statements.

Forward-Looking Statements
The Company has made certain forward-looking statements in this annual report relating to market growth, increases in market shares, total shareholder return, improved earnings, positive cash flow, technology upgrades and international market expansion, among others. These forward-looking statements represent the Company's goals and are based on certain assumptions and estimates regarding the worldwide economy, specific industry technological innovations, industry competitive activity, interest rates, capital expenditures, pricing, currency movements, product introductions, and the development of certain domestic and international markets. Some factors that could cause the Company's actual results or outcomes to differ materially from those discussed in the forward-looking statements include, but are not limited to, fluctuation in customer growth and demand; the weather; fuel costs and availability; regulatory action; federal and state legislation; interest rates; labor strikes; boycotts; litigation involving antitrust, intellectual property, consumer and other issues; maintenance and capital expenditures; local economic conditions; the authorization and control over the availability of government contracts and the nature and continuation of those contracts and related services provided thereunder; the success or lack of success of the satellite launches and business of EarthWatch; the devaluation of international currencies; the ability to obtain adequate credit resources for foreseeable financing requirements of the Company's businesses; the inability of the Company to achieve Year 2000 readiness; and, the ability of the Company to acquire other businesses. If the Company's assumptions and estimates are incorrect, or if it is unable to achieve its goals, then the Company's actual performance could vary materially from those goals expressed or implied in the forward-looking statements.

Five-Year Review of Selected Financial Data
Ball Corporation and Subsidiaries

----------------------------------------------    ------------    ------------    ------------    ------------    ------------
(dollars in millions except per share amounts)        1998            1997            1996            1995            1994
----------------------------------------------    ------------    ------------    ------------    ------------    ------------
Net sales                                           $2,896.4        $2,388.5        $2,184.4        $2,045.8        $1,842.8
Net income (loss) from:
   Continuing operations (1)                           $32.0           $58.3           $13.1           $51.9           $64.0
   Discontinued operations                                -               -             11.1           (70.5)            9.0
Net income (loss) before cumulative
   effect of accounting change                          32.0            58.3            24.2           (18.6)           73.0
Extraordinary item, net of tax benefit                 (12.1)             -               -               -               -
Cumulative effect of accounting
   change, net of tax benefit                           (3.3)             -               -               -               -
Net income (loss)  (1)                                  16.6            58.3            24.2           (18.6)           73.0
Preferred dividends, net of tax benefit                 (2.8)           (2.8)           (2.9)           (3.1)           (3.2)
Net earnings (loss) attributable to common
   shareholders                                        $13.8           $55.5           $21.3          $(21.7)          $69.8
Return on average common shareholders'
   equity                                                2.3%            9.3%            3.7%           (3.7)%          12.1%
----------------------------------------------    ------------    ------------    ------------    ------------    ------------
Per share of common stock:
   Earnings (loss) from:
     Continuing operations (1)                         $0.96           $1.84           $0.34           $1.63           $2.05
     Discontinued operations                             -               -              0.36           (2.35)           0.30
   Earnings (loss) before extraordinary
     item and cumulative effect of
     accounting change                                  0.96            1.84            0.70           (0.72)           2.35
   Extraordinary item, net of tax benefit              (0.40)            -               -               -               -
   Cumulative effect of accounting
     change,   net of tax benefit (2)                  (0.11)            -               -               -               -
   Earnings (loss)                                     $0.45           $1.84           $0.70          $(0.72)          $2.35
   Cash dividends                                       0.60            0.60            0.60            0.60            0.60
   Book value                                          19.52           20.23           19.22           18.84           20.25
   Market value                                       45 3/4          35 3/8          26 1/4          27 3/4          31 1/2
Annual return to common shareholders (3)                31.4%           37.4%           (3.2)%         (10.2)%           6.4%
Weighted average common
   shares outstanding (000s)                          30,388          30,234          30,314          30,024          29,662
----------------------------------------------    ------------    ------------    ------------    ------------    ------------
Diluted earnings (loss) per share:
   Earnings (loss) from: (4)
     Continuing operations (1)                         $0.91           $1.74           $0.34           $1.54           $1.93
     Discontinued operations                             -               -              0.34           (2.18)           0.28
   Earnings (loss) before extraordinary
     item and cumulative effect of
     accounting change                                  0.91            1.74            0.68           (0.64)           2.21
   Extraordinary item, net of tax benefit              (0.37)            -               -               -               -
   Cumulative effect of accounting change,
        net of tax benefit (2)                         (0.10)            -               -               -               -
   Earnings (loss)                                     $0.44           $1.74           $0.68          $(0.64)          $2.21
Diluted weighted average common
   shares outstanding (000s)                          32,592          32,311          32,335          32,312          31,902
----------------------------------------------    ------------    ------------    ------------    ------------    ------------
Property, plant and equipment additions                $84.2           $97.7          $196.1          $178.9           $41.3
Depreciation                                           140.4           110.0            88.1            75.5            75.5
Working capital                                        198.0           (39.7)          255.6            77.3            56.9
Current ratio                                           1.29            0.95            1.50            1.16            1.14
Total assets                                        $2,854.8        $2,090.1        $1,700.8        $1,614.0        $1,631.9
Total interest bearing debt and capital
   lease obligations (5)                             1,356.6           773.1           582.9           475.4           493.7
Common shareholders' equity                            594.6           611.3           586.7           567.5           604.8
Total capitalization (5)                             2,003.2         1,459.0         1,194.3         1,064.1         1,126.5
Debt-to-total capitalization (5)                        67.7%           53.0%           48.8%           44.7%           43.8%
----------------------------------------------    ------------    ------------    ------------    ------------    ------------

(1) Includes the effect of a change in 1995 to the LIFO method of accounting of $17.1 million ($10.4 million after tax or 35 cents per share).
(2)  See the notes to the Consolidated Financial Statements.
(3)  Change  in  stock  price  plus  dividend  yield  assuming  reinvestment  of dividends.
(4) In 1995, the assumed conversion of preferred stock and exercise of stock options resulted in a dilutive effect on continuing operations. Accordingly, the diluted loss per share amounts are required to be used for discontinued operations, resulting in a lower total loss per share than the loss per common share.
(5)  Includes amounts attributed to discontinued operations.

Quarterly Stock Prices and Dividends

Quarterly prices for the company's common stock, as reported on the composite tape, and quarterly dividends in 1998 and 1997 were:

                  1998                                                         1997
                  1st            2nd             3rd            4th            1st            2nd            3rd            4th
                 Quarter       Quarter         Quarter        Quarter        Quarter        Quarter        Quarter        Quarter
               ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------
High            35 11/16       40 15/16       47 15/16        46 1/8         27 3/4         30 3/4         36 1/8           39
Low             29 13/16        32 3/8         28 5/8        28 15/16        23 3/4         25 1/4         29 3/16        31 3/16
Dividends         .15            .15            .15            .15            .15            .15            .15            .15