Form 10-K, Exhibit 13
period 1999-12-31
BALL CORP
filed 2000-03-30
CIK 9389

Exhibit 13.1

Consolidated Statements of Earnings
Ball Corporation and Subsidiaries

                                                                                             Years ended December 31,
                                                                               ---------------------------------------------------
($ in millions, except per share amounts)                                           1999               1998               1997
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                         $3,584.2           $2,896.4           $2,388.5
----------------------------------------------------------------------------------------------------------------------------------
Costs and expenses

     Cost of sales (excluding depreciation and amortization)                       2,988.0            2,438.4            2,022.0
     Depreciation and amortization (Notes 7 and 8)                                   162.9              145.0              117.5
     Selling and administrative                                                      140.9              119.4              106.1
     Receivable securitization fees and product development (Note 5)                  13.6               13.8               12.5
     Headquarters relocation, plant closures, dispositions
       and other costs (Note 4)                                                        -                 73.9               (9.0)
                                                                               -------------      -------------      -------------
                                                                                   3,305.4            2,790.5            2,249.1
----------------------------------------------------------------------------------------------------------------------------------
Earnings before interest and taxes                                                   278.8              105.9              139.4
----------------------------------------------------------------------------------------------------------------------------------
Interest expense (Note 9)                                                            107.6               78.6               53.5
                                                                               -------------      -------------      -------------
Earnings before taxes                                                                171.2               27.3               85.9
Provision for taxes (Note 12)                                                        (64.9)              (8.8)             (32.0)
Minority interests                                                                    (1.9)               7.9                5.1
Equity in (losses) earnings of affiliates                                             (0.2)               5.6               (0.7)
                                                                               -------------      -------------      -------------
Earnings before extraordinary item and accounting change                             104.2               32.0               58.3
Extraordinary loss from early debt extinguishment, net of tax                          -                (12.1)               -
Cumulative effect of accounting change for start-up costs, net of tax                  -                 (3.3)               -
                                                                               -------------      -------------      -------------
Net earnings                                                                         104.2               16.6               58.3
   Preferred dividends, net of tax                                                    (2.7)              (2.8)              (2.8)
----------------------------------------------------------------------------------------------------------------------------------
Earnings attributable to common shareholders                                     $   101.5          $    13.8          $    55.5
----------------------------------------------------------------------------------------------------------------------------------

Earnings per common share before extraordinary item and accounting
   change (Note 15)                                                              $    3.36          $    0.96          $    1.84
Extraordinary loss from early debt extinguishment, net of tax                         -                 (0.40)              -
Cumulative effect of accounting change for start-up costs, net of tax                 -                 (0.11)              -
                                                                               -------------      -------------      -------------
Earnings per common share                                                        $    3.36          $    0.45          $    1.84
                                                                               =============      =============      =============
Diluted earnings per share before extraordinary item and accounting
   change (Note 15)                                                              $    3.15          $    0.91          $    1.74
Extraordinary loss from early debt extinguishment, net of tax                         -                 (0.37)              -
Cumulative effect of accounting change for start-up costs, net of tax                 -                 (0.10)              -
                                                                               -------------      -------------      -------------
Diluted earnings per share                                                       $    3.15          $    0.44          $    1.74
                                                                               =============      =============      =============

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets
Ball Corporation and Subsidiaries

                                                                                             December 31,
                                                                                    ------------------------------
($ in millions)                                                                         1999             1998
                                                                                    -------------    -------------
Assets
Current assets
   Cash and temporary investments                                                      $   35.8         $   34.0
   Receivables, net (Note 5)                                                              220.2            273.5
   Inventories, net (Note 6)                                                              565.9            483.8
   Deferred taxes and prepaid expenses (Note 12)                                           73.9             94.3
                                                                                    -------------    -------------
     Total current assets                                                                 895.8            885.6

Property, plant and equipment, net (Note 7)                                             1,121.2          1,174.4
Goodwill and other assets (Notes 3 and 8)                                                 715.1            794.8
                                                                                    -------------    -------------
     Total Assets                                                                      $2,732.1         $2,854.8
                                                                                    =============    =============

Liabilities and Shareholders' Equity
Current liabilities
   Short-term debt and current portion of long-term debt (Note 9)                      $  104.0         $  126.8
   Accounts payable                                                                       345.5            350.3
   Salaries, wages and accrued employee benefits                                          114.7             97.1
   Other current liabilities                                                              105.9            113.4
                                                                                    -------------    -------------
     Total current liabilities                                                            670.1            687.6

Long-term debt (Note 9)                                                                 1,092.7          1,229.8
Employee benefit obligations, deferred taxes and other liabilities
   (Notes 12 and 13)                                                                      258.7            290.7
                                                                                    -------------    -------------
     Total liabilities                                                                  2,021.5          2,208.1
                                                                                    -------------    -------------

Contingencies (Note 17)
Minority interests                                                                         19.7             24.4
                                                                                    -------------    -------------

Shareholders' Equity (Note 14)
   Series B ESOP Convertible Preferred Stock                                               56.2             57.2
   Unearned compensation  -  ESOP                                                         (20.5)           (29.5)
                                                                                    -------------    -------------
     Preferred shareholder's equity                                                        35.7             27.7
                                                                                    -------------    -------------
   Common stock (35,849,778 shares issued - 1999;
     34,859,636 shares issued - 1998)                                                     413.0            368.4
   Retained earnings                                                                      481.2            397.9
   Accumulated other comprehensive loss                                                   (26.7)           (31.7)
   Treasury stock, at cost (6,032,651 shares - 1999; 4,404,758
     shares - 1998)                                                                      (212.3)          (140.0)
                                                                                    -------------    -------------
     Common shareholders' equity                                                          655.2            594.6
                                                                                    -------------    -------------
     Total shareholders' equity                                                           690.9            622.3
                                                                                    -------------    -------------
     Total Liabilities and Shareholders' Equity                                        $2,732.1         $2,854.8
                                                                                    =============    =============

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows
Ball Corporation and Subsidiaries

                                                                                            Years ended December 31,
                                                                               ---------------------------------------------------
($ in millions)                                                                     1999               1998               1997
                                                                               -------------      -------------      -------------
Cash Flows from Operating Activities
   Net earnings                                                                   $ 104.2            $  16.6            $  58.3
   Noncash charges to net earnings:
      Depreciation and amortization                                                 162.9              145.0              117.5
      Deferred taxes                                                                 34.3               (7.6)              17.1
      Headquarters relocation, plant closures, dispositions and
        other costs                                                                   -                 60.9               (9.0)
      Extraordinary loss from early debt extinguishment                               -                 19.9                -
      Other, net                                                                      6.1               (7.2)               2.2
   Working capital changes, excluding effects of acquisitions and dispositions:
      Receivables                                                                    53.5               93.9              (15.5)
      Inventories                                                                   (49.1)              27.7              (33.4)
      Accounts payable                                                               (5.1)              54.7               (2.1)
      Other, net                                                                     (0.8)             (16.8)               8.4
                                                                               -------------      -------------      -------------
       Net cash provided by operating activities                                    306.0              387.1              143.5
                                                                               -------------      -------------      -------------

Cash Flows from Investing Activities
   Additions to property, plant and equipment                                      (107.0)             (84.2)             (97.7)
   Acquisitions, net of cash acquired                                                 -               (838.4)            (202.7)
   Investments in and advances to affiliates                                         (1.3)              (2.2)             (11.2)
   Proceeds from sale of businesses                                                   -                  -                 31.1
   Other, net                                                                        15.6                9.7               29.6
                                                                               -------------      -------------      -------------
       Net cash used in investing activities                                        (92.7)            (915.1)            (250.9)
                                                                               -------------      -------------      -------------

Cash Flows from Financing Activities
   Long-term borrowings                                                              23.1            1,180.4                2.4
   Repayments of long-term borrowings                                              (161.0)            (357.8)             (76.9)
   Debt issuance costs                                                                -                (28.9)               -
   Debt prepayment costs                                                              -                (17.5)               -
   Change in short-term borrowings                                                  (13.2)            (203.3)              72.0
   Common and preferred dividends                                                   (22.5)             (22.7)             (22.9)
   Proceeds from issuance of common stock under
     various employee and shareholder plans                                          36.8               31.5               21.7
   Acquisitions of treasury stock                                                   (72.3)             (34.9)             (32.1)
   Other, net                                                                        (2.4)             (10.3)              (0.5)
                                                                               -------------      -------------      -------------
       Net cash (used in) provided by financing activities                         (211.5)             536.5              (36.3)
                                                                               -------------      -------------      -------------

Net Change in Cash and Temporary Investments                                          1.8                8.5             (143.7)
Cash and temporary investments - beginning of year                                   34.0               25.5              169.2
                                                                               -------------      -------------      -------------
Cash and Temporary Investments - End of Year                                      $  35.8            $  34.0            $  25.5
                                                                               =============      =============      =============

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Earnings Ball Corporation and Subsidiaries

                                                          Number of Shares                         Years ended December 31,
                                                           (in thousands)                              ($ in millions)
                                                 1999           1998           1997           1999           1998           1997
                                            -------------  -------------  -------------  -------------  -------------  -------------
Series B ESOP Convertible
  Preferred Stock
   Balance, beginning of year                    1,587          1,635          1,681        $  57.2        $  59.9        $  61.7
   Shares retired                                  (57)           (48)           (46)          (1.0)          (2.7)          (1.8)
                                            -------------  -------------  -------------  -------------  -------------  -------------
   Balance, end of year                          1,530          1,587          1,635        $  56.2        $  57.2        $  59.9
                                            =============  =============  =============  =============  =============  =============

Unearned Compensation - ESOP
   Balance, beginning of year                                                               $ (29.5)       $ (37.0)       $ (44.0)
   Amortization                                                                                 9.0            7.5            7.0
                                                                                         -------------  -------------  -------------
   Balance, end of year                                                                     $ (20.5)       $ (29.5)       $ (37.0)
                                                                                         =============  =============  =============
Common Stock
   Balance, beginning of year                   34,860         33,759         32,977        $ 368.4        $ 336.9        $ 315.2
   Shares issued for stock options and
     other employee and shareholder stock
     plans less shares exchanged                   990          1,101            782           44.6           31.5           21.7
                                            -------------  -------------  -------------  -------------  -------------  -------------
   Balance, end of year                         35,850         34,860         33,759        $ 413.0        $ 368.4        $ 336.9
                                            =============  =============  =============  =============  =============  =============
Retained Earnings
   Balance, beginning of year                                                               $ 397.9        $ 402.3        $ 365.2
   Net earnings                                                                               104.2           16.6           58.3
   Common dividends                                                                           (18.2)         (18.2)         (18.4)
   Preferred dividends, net of tax                                                             (2.7)          (2.8)          (2.8)
                                                                                         -------------  -------------  -------------
   Balance, end of year                                                                     $ 481.2        $ 397.9        $ 402.3
                                                                                         =============  =============  =============
Treasury Stock
   Balance, beginning of year                   (4,405)        (3,540)        (2,458)       $(140.0)       $(105.1)       $ (73.0)
   Shares reacquired                            (1,628)          (865)        (1,082)         (72.3)         (34.9)         (32.1)
                                            -------------  -------------  -------------  -------------  -------------  -------------
   Balance, end of year                         (6,033)        (4,405)        (3,540)       $(212.3)       $(140.0)       $(105.1)
                                            =============  =============  =============  =============  =============  =============

                                                                            Years ended December 31,
                                            ----------------------------------------------------------------------------------------
($ in millions)                                         1999                          1998                          1997
                                            ----------------------------  ----------------------------  ----------------------------
                                                            Accumulated                   Accumulated                   Accumulated
                                                               Other                        Other                          Other
                                            Comprehensive  Comprehensive  Comprehensive  Comprehensive  Comprehensive  Comprehensive
                                              Earnings         Loss          Earnings        Loss          Earnings        Loss
                                            -------------  -------------  -------------  -------------  -------------  -------------
Comprehensive Earnings (Loss)
   Balance, beginning of year                                 $ (31.7)                      $ (22.8)                      $ (20.7)
   Net earnings                                $ 104.2                       $  16.6                       $  58.3
                                            -------------                 -------------                 -------------
   Foreign currency translation adjustment         4.0                          (7.7)                         (2.6)
   Minimum pension liability adjustment,
     net of tax                                    1.0                          (1.2)                          0.5
                                            -------------                 -------------                 -------------
   Other comprehensive earnings (loss)             5.0            5.0           (8.9)          (8.9)          (2.1)          (2.1)
                                            -------------                 -------------                 -------------
   Comprehensive earnings                      $ 109.2                       $   7.7                       $  56.2
                                            =============  -------------  =============  -------------  =============  -------------
   Balance, end of year                                       $ (26.7)                      $ (31.7)                      $ (22.8)
                                                           =============                 =============                 =============

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Ball Corporation and Subsidiaries

1.  Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Ball Corporation and its controlled affiliates in which it holds a majority equity position (collectively, Ball or the Company). Investments in 20 percent through 50 percent-owned affiliates are accounted for by the equity method where Ball exercises significant influence over operating and financial affairs. Otherwise, investments are included at cost. Differences between the carrying amounts of equity investments and the Company's interest in underlying net assets are amortized over periods benefited. Significant intercompany transactions are eliminated. The results of subsidiaries and equity affiliates in Asia and South America are reflected in the consolidated financial statements on a one-month lag.

Reclassifications

Certain prior year amounts have been reclassified in order to conform with the current year presentation.

Use of Estimates

Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingencies and reported amounts of revenues and expenses. Actual results could differ from these estimates.

Foreign Currency Translation

Assets and liabilities of foreign operations, where the local currency is the functional currency, are translated using period-end exchange rates, and revenues and expenses are translated using average exchange rates during each period. Translation gains and losses are reported in accumulated other comprehensive loss as a component of common shareholders' equity.

Revenue Recognition

Sales of products in the packaging segment are recognized primarily upon the unconditional shipment of products. In the case of long-term contracts within the aerospace and technologies segment, sales are recognized under the cost-to-cost, percentage-of-completion method. Certain U.S. government contracts contain profit incentives based upon performance relative to predetermined targets or cost performance. Profit incentives are recorded when there is sufficient information to assess anticipated contract performance. Provision for estimated contract losses, if any, is made in the period that such losses are determined.

Temporary Investments

Temporary investments are considered cash equivalents if original maturities are three months or less.

Derivative Financial Instruments

The company uses derivative financial instruments primarily for the purpose of hedging exposures to fluctuations in interest rates, foreign currency exchange rates, raw materials purchasing and the common share repurchase program. Accrual accounting is applied for financial instruments classified as hedges. Costs of hedging instruments are deferred as a cost adjustment, or deferred and amortized as a yield adjustment, over the term of the hedging agreement. Gains and losses on early terminations of derivative financial instruments related to debt are deferred and amortized as yield adjustments. Deferred gains and losses related to exchange rate forwards are recognized as cost adjustments of the related purchase or sale transaction. If a financial instrument no longer qualifies as an effective hedge, the instrument is recorded at fair market value.

Inventories

Inventories are stated at the lower of cost or market. The cost for certain U.S. metal beverage container inventories and substantially all inventories within the U.S. metal food container business is determined using the last-in, first-out (LIFO) method of accounting. The cost for remaining inventories is determined using the first-in, first-out (FIFO) method.

Depreciation and Amortization

Depreciation is provided using the straight-line method in amounts sufficient to amortize the cost of the properties over their estimated useful lives (buildings and improvements - 15 to 40 years; machinery and equipment - 5 to 15 years). Goodwill is amortized using the straight-line method over 40 years. The Company evaluates long-lived assets, including goodwill and other intangibles, when significant economic events suggest that they may be impaired or may not be fully recoverable or the depreciation or amortization period should be reconsidered. In estimating the useful lives, consideration is given to the factors in paragraphs 27 through 32 of Accounting Principles Board (APB) No. 17. As part of the valuation process, the Company considers the fair value and cash flow measurement techniques described in paragraphs 6 through 10 of Statement of Financial Accounting Standards (SFAS) No. 121. Undiscounted cash flows serve as a basis for determination of realizability or impairment.

Taxes on Income

Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each balance sheet date, based upon enacted income tax laws and tax rates. Income tax expense or benefit is provided based on earnings reported in the financial statements. The provision for income tax expense or benefit differs from the amounts of income taxes currently payable because certain items of income and expense included in the consolidated financial statements are recognized in different time periods by taxing authorities. Deferred tax assets and operating loss and tax credit carryforwards are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that any portion of these tax attributes will not be realized.

Employee Stock Ownership Plan

Ball records the cost of its Employee Stock Ownership Plan (ESOP) using the shares allocated transitional method under which the annual pretax cost of the ESOP, including preferred dividends, approximates program funding. Compensation and interest components of ESOP cost are included in net earnings; preferred dividends, net of related tax benefits, are shown as a reduction from net earnings. Unearned compensation recorded within the accompanying balance sheet and related to the ESOP is reduced as the principal of the guaranteed ESOP notes is amortized.

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

New Accounting Pronouncements

Statement of Position (SOP) No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," establishes new accounting and reporting standards for the costs of computer software developed or obtained for internal use and was effective for Ball in 1999. The adoption of SOP No. 98-1 did not have a significant impact on the Company's results of operations or financial condition in 1999.

     During the fourth quarter of 1998, Ball adopted SOP No. 98-5, "Reporting on the Costs of Start-Up Activities," in advance of its required 1999 implementation date. SOP No. 98-5 requires that costs of start-up activities and organizational costs, as defined, be expensed as incurred. In accordance with this statement, the Company recorded an after-tax charge to earnings of approximately $3.3 million (11 cents per share), retroactive to January 1, 1998, representing the cumulative effect of this change in accounting on prior years.

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," essentially requires all derivatives to be recorded on the balance sheet at fair value and establishes new accounting practices for hedge instruments. In June 1999 SFAS No. 137 was issued to defer the effective date of SFAS No. 133 by one year. As a result, SFAS No. 133 will not be effective for Ball until 2001. The effect, if any, of adopting this standard has not yet been determined.

2.  Business Segment Information

Ball's operations are organized along its product lines and include two segments
- the packaging segment and the aerospace and technologies segment. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. See notes 3 and 4 for information regarding transactions affecting segment results.

Packaging

The packaging segment includes the manufacture and sale of metal and PET (polyethylene terephthalate) containers, primarily for use in beverage and food packaging. The Company's consolidated packaging operations are located in and serve North America (the U.S. and Canada) and Asia, primarily the People's Republic of China (PRC). Packaging operations in the U.S. have increased as a result of the August 1998 acquisition of the North American beverage can manufacturing business of Reynolds Metals Company. Operations in Asia also have increased as a result of the early 1997 acquisition of a controlling interest in Ball Asia Pacific Limited, formerly M.C. Packaging (Hong Kong) Limited. The results of both operations are included within the packaging segment since their acquisition dates. Ball also has investments in packaging companies in Brazil and Thailand which are accounted for under the equity method, and, accordingly, those results are not included in segment earnings or assets.

Aerospace and Technologies

The aerospace and technologies segment includes civil space systems, defense systems, commercial space operations, commercial products and technologies, systems engineering services, advanced antenna and video systems and engineering technology products.

Summary of Business by Segment
($ in millions)                                                                    1999                1998                1997
                                                                              --------------      --------------      --------------
Net Sales

Packaging                                                                       $ 3,201.2           $ 2,533.8           $ 1,989.8
Aerospace and technologies                                                          383.0               362.6               398.7
                                                                              --------------      --------------      --------------
   Consolidated net sales                                                       $ 3,584.2           $ 2,896.4           $ 2,388.5
                                                                              ==============      ==============      ==============

Earnings Before Interest and Taxes
Packaging                                                                       $   276.7           $   164.7           $   108.3
Plant closures, dispositions and other costs (Note 4)                                 -                 (56.2)               (3.0)
                                                                              --------------      --------------      --------------
   Total packaging                                                                  276.7               108.5               105.3
Aerospace and technologies                                                           24.9                30.4                34.0
                                                                              --------------      --------------      --------------

Segment earnings before interest and taxes                                          301.6               138.9               139.3
Headquarters relocation costs (Note 4)                                                -                 (17.7)                -
Corporate undistributed expenses                                                    (22.8)              (15.3)              (11.9)
Dispositions and other (Note 4)                                                       -                   -                  12.0
                                                                              --------------      --------------      --------------
Earnings before interest and taxes                                                  278.8               105.9               139.4
Interest expense                                                                   (107.6)              (78.6)              (53.5)
Provision for income tax expense                                                    (64.9)               (8.8)              (32.0)
Minority interests                                                                   (1.9)                7.9                 5.1
Equity in (losses) earnings of affiliates                                            (0.2)                5.6                (0.7)
                                                                              --------------      --------------      --------------
   Consolidated earnings before extraordinary item and
     accounting change                                                          $   104.2           $    32.0           $    58.3
                                                                              ==============      ==============      ==============

Depreciation and Amortization

Packaging                                                                       $   146.4           $   125.8           $   101.4
Aerospace and technologies                                                           13.5                15.0                14.3
                                                                              --------------      --------------      --------------
   Segment depreciation and amortization                                            159.9               140.8               115.7
Corporate                                                                             3.0                 4.2                 1.8
                                                                              --------------      --------------      --------------
   Consolidated depreciation and amortization                                   $   162.9           $   145.0           $   117.5
                                                                              ==============      ==============      ==============

Net Investment

Packaging                                                                       $ 1,319.7           $ 1,164.3           $ 1,088.5
Aerospace and technologies                                                          161.6               143.5               126.6
                                                                              --------------      --------------      --------------
   Segment net investment                                                         1,481.3             1,307.8             1,215.1
Corporate net investment and eliminations                                          (790.4)             (685.5)             (580.9)
                                                                              --------------      --------------      --------------
   Consolidated net investment                                                  $   690.9           $   622.3           $   634.2
                                                                              ==============      ==============      ==============

Investments in Equity Affiliates

Packaging                                                                       $    79.0           $    80.9           $    74.5
Aerospace and technologies                                                            2.3                 -                   -
                                                                              --------------      --------------      --------------
   Segment investments in equity affiliates                                          81.3                80.9                74.5
Corporate                                                                             -                   -                   -
                                                                              --------------      --------------      --------------
   Consolidated investments in equity affiliates                                $    81.3           $    80.9           $    74.5
                                                                              ==============      ==============      ==============

Property, Plant and Equipment Additions

Packaging                                                                       $    95.8           $    63.7           $    75.7
Aerospace and technologies                                                           10.1                17.2                18.6
                                                                              --------------      --------------      --------------
   Segment property, plant and equipment additions                                  105.9                80.9                94.3
Corporate                                                                             1.1                 3.3                 3.4
                                                                              --------------      --------------      --------------
    Consolidated property, plant and equipment additions                        $   107.0           $    84.2           $    97.7
                                                                              ==============      ==============      ==============

Financial data segmented by geographic area is provided below.

Summary of Net Sales by Geographic Area

($ in millions)                     U.S.          Other (1)       Consolidated
                                ------------     ------------     ------------
   1999                          $3,128.3         $  455.9         $ 3,584.2
   1998                           2,449.5            446.9           2,896.4
   1997                           1,888.9            499.6           2,388.5

(1) Includes the Company's net sales in the PRC and Canada, neither of which are significant, intercompany eliminations and other.

Summary of Long-Lived Assets(1) by Geographic Area

($ in millions)       U.S.             PRC           Other (2)      Consolidated
                 ------------     ------------     ------------     ------------
   1999            $1,701.6         $  352.0         $ (217.3)        $1,836.3
   1998             1,763.2            369.3           (163.3)         1,969.2
   1997               972.4            465.5           (145.9)         1,292.0

(1) Long-lived   assets  primarily  consist of  property,  plant and  equipment, goodwill and other  intangible  assets.
(2) Includes  the  Company's   long-lived   assets  in  Canada,  which  are  not
    significant,  intercompany  eliminations  and other.

Major Customers

Packaging segment sales to Miller Brewing Company, a customer since a 1998 acquisition, represented approximately 15 percent of net sales in 1999 and less than 10 percent in 1998. Sales to PepsiCo, Inc., and affiliates represented approximately 13 percent of consolidated net sales in 1999, 15 percent of consolidated net sales in 1998 and 12 percent of consolidated net sales in 1997. Sales to Coca-Cola and affiliates represented 11 percent of consolidated net sales in 1999, 10 percent of consolidated net sales in 1998 and less than 10 percent in 1997. Sales to all bottlers of Pepsi-Cola and Coca-Cola branded beverages comprised approximately 35 percent of consolidated net sales in 1999, 40 percent of consolidated net sales in 1998 and 36 percent of consolidated net sales in 1997. Sales to various U.S. government agencies by the aerospace and technologies segment, either as a prime contractor or as a subcontractor, represented approximately 9 percent, 11 percent and 14 percent of consolidated net sales in 1999, 1998 and 1997, respectively.

3.  Acquisitions

Metal Beverage Container Manufacturing Business

On August 10, 1998, Ball acquired substantially all the assets and assumed certain liabilities of the North American beverage can manufacturing business of Reynolds Metals Company (Acquisition) for approximately $745.4 million, before a refundable incentive loan of $39 million, a working capital adjustment of an additional $40.1 million and transaction costs. The assets acquired consisted largely of 16 plants in 12 states and Puerto Rico. The Acquisition has been accounted for as a purchase, with its results included in the Company's consolidated financial statements effective with the Acquisition.

     In connection with the Acquisition, the Company has provided $51.3 million in the opening balance sheet for certain costs of integrating the acquired business, including capacity consolidations. The Company finalized its integration plan during the third quarter of 1999, which includes the closure of the acquired Richmond, Virginia, headquarters facility in 1998, the closure of two plants in the first quarter of 1999 and the closure of a third plant which was phased out, beginning in the fourth quarter of 1999 and concluding in the first quarter of 2000. The plants and certain equipment are for sale. Employees of the closed facilities, primarily manufacturing and support personnel, were terminated after proper notification. Integration costs included $23.3 million for severance, supplemental unemployment, medical, relocation and other related termination benefits; $22.8 million for contractual pension and retirement obligations; and $5.2 million for other plant closure costs. The decrease of $5.5 million from the previously reported estimate was the result of finalizing actuarial calculations of employee benefit termination costs and refining other exit costs based upon economic factors within the geographic regions where the plants are located. These changes have been reflected as a reduction of goodwill. Subsequent increases in actual costs, if any, will be included in current period earnings, and decreases, if any, will result in a further reduction of goodwill.

     As of December 31, 1999, the Company has made payments of $10.5 million related to severance, supplemental unemployment, relocation and other termination costs and $3 million related to other plant closure costs. The carrying value of the fixed assets held for sale is approximately $21.5 million at December 31, 1999.

     The following table summarizes the integration costs associated with the Acquisition as provided for in the opening balance sheet:

                                                                         Pension and
                                                                            Other
($ in millions)                                         Employee        Postretirement       Other Exit
                                                        Severance          Benefits             Costs              Total
                                                     --------------     --------------     --------------     --------------
Final opening balance sheet amounts                      $ 23.3             $ 22.8             $  5.2             $ 51.3
Payments made                                             (10.5)               -                 (3.0)             (13.5)
Transfer to pension and other postretirement
     benefit accounts                                       -                (22.8)               -                (22.8)
                                                     --------------     --------------     --------------     --------------
Balance at December 31, 1999                             $ 12.8             $  -               $  2.2             $ 15.0
                                                     ==============     ==============     ==============     ==============

     The following is a summary of the net assets acquired which includes the final purchase accounting adjustments including final asset valuations, purchase price allocations, estimated integration and capacity consolidation costs and transaction costs. As part of the acquired asset valuation and purchase price allocation process, approximately $336.8 million has been assigned to goodwill.

($ in millions)

Total assets                                                   $ 937.9
Less liabilities assumed:
   Current liabilities                                            65.7
   Long-term liabilities                                          86.7
                                                             -----------
Net assets acquired                                              785.5
Incentive loan                                                    39.0
Transaction costs                                                 13.9
                                                             -----------
Total consideration                                            $ 838.4
                                                             ===========

     The following unaudited pro forma consolidated results of operations have been prepared as if the Acquisition had occurred as of January 1, 1997. The pro forma results are not necessarily indicative of the actual results that would have occurred had the Acquisition been in effect for the periods presented, nor are they necessarily indicative of the results that may be obtained in the future:

                                                                           Years ended December 31,
                                                                        -----------------------------
($ in millions, except per share amounts)                                   1998             1997
                                                                        ------------     ------------
Net sales                                                                $ 3,667.9        $ 3,581.2
Net earnings                                                                  31.5             47.9
Earnings attributable to common shareholders                                  28.7             45.1
Earnings per common share, including accounting change                        0.94             1.49
Diluted earnings per share, including accounting change                       0.90             1.42

     Pro forma adjustments include increased interest expense related to incremental borrowings used to finance the Acquisition, the amortization of goodwill, the change in depreciation expense on plant and equipment based on estimated useful lives partially offset by increased fair values, and the elimination of the extraordinary loss on early debt extinguishment. Pro forma results exclude anticipated synergies.

Other Acquisitions

In early 1997 Ball acquired approximately 75 percent of Ball Asia Pacific Limited for approximately $179.7 million. During 1998 and 1999, the Company purchased all of the remaining direct and indirect minority interests in Ball Asia Pacific Limited. In the third quarter of 1997, the Company acquired certain PET container assets for approximately $42.7 million from Brunswick Container Corporation.

4.  Headquarters Relocation, Plant Closures, Dispositions and Other Costs

The following table summarizes the transaction gains and losses in connection with the headquarters relocation, plant closures in the PRC, dispositions and other non-acquisition-related charges included in the consolidated statement of earnings.

($ in millions)                                              Pretax Gain
                                                                (Loss)
                                                          ------------------
1998
Headquarters relocation                                         $(17.7)
Plant closings and other costs                                   (56.2)
                                                           ------------------
                                                                $(73.9)
                                                           ==================

1997
Sale of investment in Datum                                     $ 11.7
Plant closing                                                     (3.0)
Disposition and write-down of equity investments                   0.3
                                                           ------------------
                                                               $   9.0
                                                           ==================

1998
In February 1998 Ball announced that it would relocate its corporate headquarters to an existing company-owned building in Broomfield, Colorado. In connection with the relocation, which has been completed, the Company recorded a pretax charge in 1998 of $17.7 million ($10.8 million after tax or 36 cents per share), primarily for employee-related costs, substantially all of which were paid by the end of that year.

     During the last quarter of 1998, the Company announced the closure of two of its plants located in the PRC and removed from service manufacturing equipment at a third plant. The actions were taken largely to address industry overcapacity and were completed in the first half of 1999. The Company's preliminary estimates included a $56.2 million, largely noncash, charge in the fourth quarter of 1998 to write down to net realizable value certain buildings and equipment by $22.8 million, goodwill by $15.3 million, inventory by $2.5 million and machinery spare parts by $3.5 million, as well as $12.1 million for other assets and related costs. The total after-tax effect of the estimated plant closings and other costs was a loss of $31.4 million ($1.03 per share). Estimated fair market values of the assets were determined by management and engineering support staff based on a market approach. The carrying value of the fixed assets held for sale is approximately $10 million at December 31, 1999. In 1999 the Company entered into an agreement to sell a plant in Hong Kong at a loss of approximately $2.8 million, which was offset by income of $2.3 million primarily related to cash collections on certain receivables which were fully reserved in 1998. The net charge of $0.5 million is included in cost of sales in the consolidated statement of earnings. Net cash proceeds from the sale of the building and collection of the receivables were $7.1 million. Further changes to the estimates, if any, will be reflected as adjustments to the current year's earnings.

     The activity related to the 1998 charge for plant closings and other costs is summarized below:

                                          Inventory/                                        Other
($ in millions)                          Spare Parts     Fixed Assets      Goodwill      Assets/Costs       Total
                                         ------------    ------------    ------------    ------------    ------------
Charge to earnings in 1998                 $  6.0          $ 22.8          $ 15.3          $ 12.1          $ 56.2
Charges (recoveries) during 1999             (0.3)            2.8             -              (2.0)            0.5
Payments/transfers                            -               -             (15.3)           (0.5)          (15.8)
Utilization                                  (0.7)           (2.8)            -              (3.7)           (7.2)
                                        ------------    ------------    ------------    ------------    ------------
Balance at December 31, 1999               $  5.0          $ 22.8          $  -            $  5.9          $ 33.7
                                        ============    ============    ============    ============    ============

1997
In the first half of 1997, the Company sold its interest in the common stock of Datum Inc. (Datum) for approximately $26.2 million, recording a pretax gain of $11.7 million. Ball acquired its interest in Datum in connection with the 1995 disposition of its Efratom time and frequency measurement devices business. The Company owned approximately 32 percent of Datum. Ball's share of Datum's earnings under the equity method of accounting was $0.5 million and $0.3 million in 1997 and 1995, respectively, and a loss of $0.2 million in 1996.

     In the second quarter of 1997, the Company recorded a pretax charge of $3 million to close a small PET container manufacturing plant in connection with the acquisition of certain PET container manufacturing assets. Operations ceased during that quarter.

     In the fourth quarter of 1997, Ball disposed of and wrote down to estimated net realizable value certain equity investments, resulting in a net pretax gain of $0.3 million. The Company's equity in the net earnings of these affiliates was not significant in 1997.

     The net after-tax effect of the 1997 transactions was a gain of $5 million (16 cents per share).

5.  Accounts Receivable

Accounts  receivable  are  net  of   an   allowance  for  doubtful  accounts  of
$8.8 million and $7.0 million at December 31, 1999, and 1998, respectively.

Trade Accounts Receivable Securitization Agreement

A  securitization  agreement  provides  for  the  ongoing,  revolving  sale of a designated pool of trade accounts receivable of Ball's U.S. packaging businesses. In December 1998 the designated pool of receivables was increased to provide for sales of up to $125 million from the previous amount of $75 million. Net funds received from the sale of the accounts receivable totaled $122.5 million at both December 31, 1999, and 1998. Fees incurred in connection with the sale of accounts receivable totaled $7 million in 1999 and $4 million in each of 1998 and 1997.

Accounts Receivable in Connection with Long-Term Contracts

Net accounts receivable under long-term contracts, due primarily from agencies of the U.S. government, were $83.8 million and $76.1 million at December 31, 1999, and 1998, respectively, and include unbilled amounts representing revenue earned but contractually not yet billable of $40.5 million and $44.2 million, respectively. The average length of the long-term contracts is approximately three years and the average length remaining on those contracts at December 31, 1999, was approximately 15 months. Approximately $13.3 million of unbilled receivables at December 31, 1999, is expected to be collected after one year and is related to fees and cost withholds that will be paid largely upon completion of milestones or other contract terms as well as final overhead rate settlements.

6.  Inventories
                                                          December 31,
                                                 -------------------------------
($ in millions)                                       1999             1998
                                                 -------------    --------------
Raw materials and supplies                          $ 238.0          $ 131.2
Work in process and finished goods                    327.9            352.6
                                                 -------------    --------------
                                                    $ 565.9          $ 483.8
                                                 =============    ==============

    Approximately 58 percent and 39 percent of total inventories at December 31, 1999, and 1998, respectively, were valued using the LIFO method of accounting. Inventories at December 31, 1999, would have been $4.1 million lower than the reported amount if the FIFO method of accounting, which approximates replacement cost, had been used for those inventories. At December 31, 1998, LIFO cost approximated replacement cost.

7.  Property, Plant and Equipment

                                                          December 31,
                                                 -------------------------------
($ in millions)                                       1999              1998
                                                 --------------    -------------
Land                                                $  61.6           $  62.2
Buildings                                             433.6             410.5
Machinery and equipment                             1,439.4           1,410.2
                                                 --------------    -------------
                                                    1,934.6           1,882.9
Accumulated depreciation                             (813.4)           (708.5)
                                                 --------------    -------------
                                                   $1,121.2          $1,174.4
                                                 ==============    =============

     Depreciation expense amounted to $143.8 million, $130.8 million and $110 for the years ended December 31, 1999, 1998 and 1997, respectively.

8.  Goodwill and Other Assets

                                                          December 31,
                                                 -------------------------------
($ in millions)                                       1999              1998
                                                 --------------    -------------
                                                    $ 482.9           $ 555.9
Investments in affiliates                              81.3              80.9
Other                                                 150.9             158.0
                                                 --------------    -------------
                                                    $ 715.1           $ 794.8
                                                 ==============    =============

     Goodwill  is  net  of  accumulated   amortization  of   $41.9  million  and
$28.9 million at December 31, 1999, and 1998, respectively. Total amortization expense amounted to $19.1 million, $14.2 million and $7.5 million for the years ended December 31, 1999, 1998 and 1997, respectively, of which $13.4 million, $7.4 million and $4.7 million related to the amortization of goodwill.

9.  Debt and Interest Costs

Short-term debt consisted of Asian bank facilities in U.S. dollars and PRC currencies, all without recourse to Ball Corporation and its North American subsidiaries. Approximately $57.2 million and $70.6 million were outstanding under these facilities at December 31, 1999, and 1998, respectively. The weighted average rate of the outstanding facilities was 6.8 percent at December 31, 1999, and 7.4 percent at December 31, 1998.

     Long-term debt at December 31 consisted of the following:

($ in millions)                                                                             1999           1998
                                                                                         ----------     ----------
Notes Payable
   7.75% Senior Notes due August 2006                                                     $  300.0       $  300.0
   8.25% Senior Subordinated Notes due August 2008                                           250.0          250.0
   Senior Credit Facility:
     Term Loan A due August 2004 (1999 - 7%; 1998 - 7.188%)                                  330.0          350.0
     Term Loan B due March 2006 (1999 - 8%; 1998 - 7.563%)                                   198.0          200.0
     Revolving credit facility (1998 - 7.188% weighted average rate)                           -             80.0
   Floating rate notes due through 2002 (1998 - 6.25% to 7.56%) (1)                            -             48.2

Industrial Development Revenue Bonds
   Floating rates due through 2011 (1999 - 5.35%; 1998 - 4.1% to 4.3%)                        27.1           27.1

ESOP Debt Guarantee
   9.23% installment notes due through 1999                                                    -              4.4
   9.60% installment note due 1999 through 2001                                               20.5           25.1
Other                                                                                         13.9            1.2
                                                                                         ----------     ----------
                                                                                           1,139.5        1,286.0
Less: Current portion of long-term debt                                                       46.8           56.2
                                                                                         ----------     ----------
                                                                                          $1,092.7       $1,229.8
                                                                                         ==========     ==========

(1)  U.S. dollar-denominated notes issued by Ball's Asian subsidiary and its consolidated affiliates.

     In connection with the Acquisition in 1998, the Company refinanced approximately $521.9 million of its existing debt and, as a result, recorded an after-tax extraordinary charge from the early extinguishment of debt of approximately $12.1 million (40 cents per share). The Acquisition and the refinancing, including related costs, were financed with a placement of $300 million in 7.75% Senior Notes due in 2006, $250 million in 8.25% Senior Subordinated Notes due in 2008 and approximately $808.2 million from a Senior Credit Facility. The Senior Credit Facility bears interest at variable rates and is comprised of four separate facilities: (1) Term Loan A for $350 million due in 2004, (2) Term Loan B for $200 million due in 2006, (3) a revolving credit facility which provides the Company with up to $600 million, comprised of a $150 million, 364-day annually renewable facility and a $450 million long-term committed facility expiring in 2004 and (4) a $50 million long-term committed Canadian facility. At December 31, 1999, approximately $585 million was available under the revolving credit facilities.

     All of the Senior Notes and Senior Subordinated Notes were exchanged as of January 27, 1999. The terms of the new notes are substantially identical in all respects (including principal amount, interest rate, maturity, ranking and covenant restrictions) to the terms of the notes for which they were exchanged except that the new notes are registered under the Securities Act of 1933, as amended, and therefore are not subject to certain restrictions on transfer except as described in the Prospectus for the Exchange Offer. The note agreements provide that if the new notes are assigned investment grade ratings and the Company is not in default, certain covenant restrictions will be suspended.

     The Senior Notes, Senior Subordinated Notes and Senior Credit Facility agreements are guaranteed on a full, unconditional and joint and several basis by certain of the Company's domestic wholly owned subsidiaries. All amounts outstanding under the Senior Credit Facility are secured by (1) a pledge of 100 percent of the stock owned by the Company of its direct and indirect majority-owned domestic subsidiaries and (2) a pledge of the Company's stock, owned directly or indirectly, of certain foreign subsidiaries which equals 65 percent of the stock of each such foreign subsidiary. Separate financial statements for the guarantor subsidiaries and the non-guarantor subsidiaries are not presented because management has determined that such financial statements would not be material to investors. Condensed, consolidating financial information for the Company, segregating the guarantor subsidiaries and non-guarantor subsidiaries, are provided below.

     Ball's Asian  subsidiary  and its  consolidated  affiliates  had short-term
uncommitted   credit   facilities of   approximately   $113  million,  of  which
$57.2 million was outstanding at December 31, 1999.

     Fixed-term debt in the PRC at year end 1998 included approximately $48.2 million of floating rate notes issued by the Company's consolidated Asian affiliates. There were no amounts outstanding under these agreements at December 31, 1999.

     Maturities  of   all  fixed  long-term   debt  obligations  outstanding  at
December 31, 1999, are $46.8 million, $69.5 million, $69.3 million, $89.3 million and $102.5 million for the years ending December 31, 2000, through 2004, respectively, and $762.1 million thereafter.

     Ball issues letters of credit in the ordinary course of business to secure liabilities recorded in connection with the Company's deferred compensation program, industrial development revenue bonds and insurance arrangements, of which $64.8 million were outstanding at December 31, 1999. The Company's Asian subsidiary also issues letters of credit in the ordinary course of business in connection with supplier arrangements and provides guarantees to secure bank financing for its affiliates. At year end, approximately $14.2 million of letters of credit were outstanding associated with these arrangements. Ball also has provided a completion guarantee representing 50 percent of the $44 million of debt issued by the Company's Brazilian joint venture to fund the construction of facilities. ESOP debt represents borrowings by the trust for the Ball-sponsored ESOP which have been irrevocably guaranteed by the Company.

     The U.S. note agreements, bank credit agreement, ESOP debt guarantee and industrial development revenue bond agreements contain certain restrictions relating to dividends, investments, guarantees and the incurrence of additional indebtedness.

     A summary of total interest cost paid and accrued follows:

($ in millions)                            1999           1998           1997
                                        ----------     ----------     ----------
Interest costs                           $ 109.6         $ 80.9         $ 57.9
Amounts capitalized                         (2.0)          (2.3)          (4.4)
                                        ----------     ----------     ----------
   Interest expense                      $ 107.6         $ 78.6         $ 53.5
                                        ==========     ==========     ==========
Interest paid during the year            $ 111.2         $ 63.3         $ 53.9
                                        ==========     ==========     ==========

Subsidiary Guarantees of Debt

The Company's Senior Notes, Senior Subordinated Notes and Senior Credit Facility agreements are guaranteed on a full, unconditional, and joint and several basis by certain of the Company's wholly owned domestic subsidiaries. The following is condensed, consolidating financial information for the Company, segregating the guarantor subsidiaries and non-guarantor subsidiaries, as of December 31, 1999 and 1998 and for the years ended December 31, 1999, 1998 and 1997 (in millions of dollars). Certain prior-year amounts have been reclassified in order to conform with the current year presentation. Separate financial statements for the guarantor subsidiaries and the non-guarantor subsidiaries are not presented because management has determined that such financial statements would not be material to investors.

                                                                      CONSOLIDATED BALANCE SHEET
                                          -----------------------------------------------------------------------------------
                                                                           December 31, 1999
                                          -----------------------------------------------------------------------------------
                                                Ball          Guarantor      Non-Guarantor     Eliminating     Consolidated
                                            Corporation      Subsidiaries    Subsidiaries      Adjustments         Total
                                          ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Current assets
  Cash and temporary investments           $      13.6      $       0.2      $      22.0      $       -        $      35.8
  Accounts receivable, net                         4.1            151.7             64.4              -              220.2
  Inventories, net                                 -              452.1            113.8              -              565.9
  Deferred income tax benefits and
    prepaid expenses                             129.2             94.8             13.0           (163.1)            73.9
                                          ---------------  ---------------  ---------------  ---------------  ---------------
    Total current assets                         146.9            698.8            213.2           (163.1)           895.8
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Property, plant and equipment, at cost            25.4          1,525.5            383.7              -            1,934.6
Accumulated depreciation                         (13.5)          (697.5)          (102.4)             -             (813.4)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
                                                  11.9            828.0            281.3              -            1,121.2
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Investment in subsidiaries                     1,412.4            337.7             10.3         (1,760.4)             -
Investment in affiliates                           9.0              2.3             70.0              -               81.3
Goodwill, net                                      -              365.2            117.7              -              482.9
Other assets                                      88.9             37.5             24.5              -              150.9
                                          ---------------  ---------------  ---------------  ---------------  ---------------
                                           $   1,669.1      $   2,269.5      $     717.0      $  (1,923.5)     $   2,732.1
                                          ===============  ===============  ===============  ===============  ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Short-term debt and current portion
    of long-term debt                      $      46.8      $       -        $      57.2      $       -        $     104.0
  Accounts payable                                 4.5            285.3             55.7              -              345.5
  Salaries and wages                               7.3             99.1              8.3              -              114.7
  Other current liabilities                       35.0            193.3             40.7           (163.1)           105.9
                                          ---------------  ---------------  ---------------  ---------------  ---------------
    Total current liabilities                     93.6            577.7            161.9           (163.1)           670.1

Long-term debt                                 1,068.7             24.0              -                -            1,092.7
Intercompany borrowings                         (302.6)           199.1            103.5              -                -
Employee benefit obligations, deferred
  income taxes and other                         118.5             83.1             57.1              -              258.7
                                          ---------------  ---------------  ---------------  ---------------  ---------------
    Total liabilities                            978.2            883.9            322.5           (163.1)         2,021.5
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Contingencies
Minority interests                                 -                -               19.7              -               19.7
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Shareholders' equity
  Series B ESOP Convertible Preferred
    Stock                                         56.2              -                -                -               56.2
  Convertible preferred stock                      -                -              179.6           (179.6)             -
  Unearned compensation - ESOP                   (20.5)             -                -                -              (20.5)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
    Preferred shareholders' equity                35.7              -              179.6           (179.6)            35.7
                                          ---------------  ---------------  ---------------  ---------------  ---------------
  Common stock                                   413.0          1,155.7            240.9         (1,396.6)           413.0
  Retained earnings                              481.2            231.2            (23.7)          (207.5)           481.2
  Accumulated other comprehensive loss           (26.7)            (1.3)           (22.0)            23.3            (26.7)
  Treasury stock, at cost                       (212.3)             -                -                -             (212.3)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
    Common shareholders' equity                  655.2          1,385.6            195.2         (1,580.8)           655.2
                                          ---------------  ---------------  ---------------  ---------------  ---------------
       Total shareholders' equity                690.9          1,385.6            374.8         (1,760.4)           690.9
                                          ---------------  ---------------  ---------------  ---------------  ---------------
                                           $   1,669.1      $   2,269.5      $     717.0      $  (1,923.5)     $   2,732.1
                                          ===============  ===============  ===============  ===============  ===============

                                                                      CONSOLIDATED BALANCE SHEET
                                          -----------------------------------------------------------------------------------
                                                                           December 31, 1998
                                          -----------------------------------------------------------------------------------
                                                Ball          Guarantor      Non-Guarantor     Eliminating     Consolidated
                                            Corporation      Subsidiaries    Subsidiaries      Adjustments         Total
                                          ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Current assets
  Cash and temporary investments           $      11.6      $       0.5      $      21.9      $       -         $      34.0
  Accounts receivable, net                         3.5            194.1             75.9              -              273.5
  Inventories, net                                 -              382.5            101.3              -              483.8
  Deferred income tax benefits and
    prepaid expenses                              (2.0)            76.9             19.4              -               94.3
                                          ---------------  ---------------  ---------------  ---------------  ---------------
    Total current assets                          13.1            654.0            218.5              -              885.6
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Property, plant and equipment, at cost            35.5          1,471.5            375.9              -            1,882.9
Accumulated depreciation                         (19.8)          (606.0)           (82.7)             -             (708.5)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
                                                  15.7            865.5            293.2              -            1,174.4
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Investment in subsidiaries                     1,241.2              0.7              4.8         (1,246.7)             -
Investment in affiliates                           5.8              2.2             72.9              -               80.9
Goodwill, net                                      -              431.1            124.8              -              555.9
Other assets                                      97.1             42.5             18.4              -              158.0
                                          ---------------  ---------------  ---------------  ---------------  ---------------
                                           $   1,372.9      $   1,996.0      $     732.6      $  (1,246.7)     $   2,854.8
                                          ===============  ===============  ===============  ===============  ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Short-term debt and current portion
    of long-term debt                      $      31.1      $       -        $      95.7      $       -        $     126.8
  Accounts payable                                48.3            251.2             50.8              -              350.3
  Salaries and wages                              14.1             75.1              7.9              -               97.1
  Other current liabilities                      (50.7)           121.7             42.4              -              113.4
                                          ---------------  ---------------  ---------------  ---------------  ---------------
    Total current liabilities                     42.8            448.0            196.8              -              687.6

Long-term debt                                 1,195.4             10.5             23.9              -            1,229.8
Intercompany borrowings                         (596.6)           477.3            119.3              -                -
Employee benefit obligations, deferred
  income taxes and other                         109.0            126.5             55.2              -              290.7
                                          ---------------  ---------------  ---------------  ---------------  ---------------
    Total liabilities                            750.6          1,062.3            395.2              -            2,208.1
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Contingencies
Minority interests                                 -                -               24.4              -               24.4
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Shareholders' equity
  Series B ESOP Convertible Preferred
    Stock                                         57.2              -                -                -               57.2
  Convertible preferred stock                      -                -              174.6           (174.6)             -
  Unearned compensation - ESOP                   (29.5)             -                -                -              (29.5)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
    Preferred shareholders' equity                27.7              -              174.6           (174.6)            27.7
                                          ---------------  ---------------  ---------------  ---------------  ---------------
  Common stock                                   368.4            821.7            187.9         (1,009.6)           368.4
  Retained earnings                              397.9            114.3            (24.5)           (89.8)           397.9
  Accumulated other comprehensive loss           (31.7)            (2.3)           (25.0)            27.3            (31.7)
  Treasury stock, at cost                       (140.0)             -                -                -             (140.0)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
   Common shareholders' equity                   594.6            933.7            138.4         (1,072.1)           594.6
                                          ---------------  ---------------  ---------------  ---------------  ---------------
       Total shareholders' equity                622.3            933.7            313.0         (1,246.7)           622.3
                                          ---------------  ---------------  ---------------  ---------------  ---------------
                                           $   1,372.9      $   1,996.0      $     732.6      $  (1,246.7)     $   2,854.8
                                          ===============  ===============  ===============  ===============  ===============

                                                                   CONSOLIDATED STATEMENT OF EARNINGS
                                          -----------------------------------------------------------------------------------
                                                                  For the Year Ended December 31, 1999
                                          -----------------------------------------------------------------------------------
                                                Ball          Guarantor      Non-Guarantor     Eliminating     Consolidated
                                            Corporation      Subsidiaries    Subsidiaries      Adjustments         Total
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Net sales                                  $       -        $   3,381.0      $     451.5      $    (248.3)     $   3,584.2
Costs and expenses
  Cost of sales (excluding depreciation
    and amortization)                              -            2,863.0            373.3           (248.3)         2,988.0
  Depreciation and amortization                    3.0            130.1             29.8              -              162.9
  Selling and administrative                      15.3             97.5             28.1              -              140.9
  Receivable securitization fees and
    product development                            -               13.5              0.1              -               13.6
  Interest expense                                60.8             37.3              9.5              -              107.6
  Equity in earnings of subsidiaries            (119.4)             -                -              119.4              -
  Corporate allocations                          (49.7)            49.7              -                -                -
                                          ---------------  ---------------  ---------------  ---------------  ---------------
                                                 (90.0)         3,191.1            440.8           (128.9)         3,413.0
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Earnings (loss) before taxes                      90.0            189.9             10.7           (119.4)           171.2
Provision for taxes                               13.9            (72.7)            (6.1)             -              (64.9)
Minority interests                                 -                -               (1.9)             -               (1.9)
Equity in earnings (losses) of affiliates          0.3             (0.2)            (0.3)             -               (0.2)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Net earnings (loss)                              104.2            117.0              2.4           (119.4)           104.2
Preferred dividends, net of tax                   (2.7)             -                -                -               (2.7)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Earnings (loss) attributable to common
  shareholders                             $     101.5      $     117.0      $       2.4      $    (119.4)     $     101.5
                                          ===============  ===============  ===============  ===============  ===============

                                                                   CONSOLIDATED STATEMENT OF EARNINGS
                                          -----------------------------------------------------------------------------------
                                                                  For the Year Ended December 31, 1998
                                          -----------------------------------------------------------------------------------
                                                Ball          Guarantor      Non-Guarantor     Eliminating     Consolidated
                                            Corporation      Subsidiaries    Subsidiaries      Adjustments         Total
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Net sales                                  $       -        $   2,685.6      $     451.1      $    (240.3)     $   2,896.4
Costs and expenses
  Cost of sales (excluding depreciation
    and amortization)                              -            2,300.3            378.4           (240.3)         2,438.4
  Depreciation and amortization                    4.2            108.6             32.2              -              145.0
  Selling and administrative                      14.3             75.9             29.2              -              119.4
  Receivable securitization fees
    and product development                        -               13.7              0.1              -               13.8
  Headquarters relocation, plant closures,
    dispositions and other costs                  17.7              -               56.2              -               73.9
  Interest expense                                52.7              8.3             17.6              -               78.6
  Equity in earnings of subsidiaries             (15.1)             -                -               15.1              -
  Corporate allocations                          (45.3)            45.3              -                -                -
                                          ---------------  ---------------  ---------------  ---------------  ---------------
                                                  28.5          2,552.1            513.7           (225.2)         2,869.1
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Earnings (loss) before taxes                     (28.5)           133.5            (62.6)           (15.1)            27.3
Provision for taxes                               47.0            (47.9)            (7.9)             -               (8.8)
Minority interests                                 -                -                7.9              -                7.9
Equity in (losses) earnings of affiliates         (0.7)             -                6.3              -                5.6
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Earnings (loss) before extraordinary
  item and accounting change                      17.8             85.6            (56.3)           (15.1)            32.0
Extraordinary loss from early debt
  extinguishment, net of tax                      (1.2)           (10.9)             -                -              (12.1)
Cumulative effect of accounting
  change, net of tax                               -               (1.8)            (1.5)             -               (3.3)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Net earnings (loss)                               16.6             72.9            (57.8)           (15.1)            16.6
Preferred dividends, net of tax                   (2.8)             -                -                -               (2.8)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Earnings (loss) attributable to common
  shareholders                             $      13.8      $      72.9      $     (57.8)     $     (15.1)     $      13.8
                                          ===============  ===============  ===============  ===============  ===============

                                                                   CONSOLIDATED STATEMENT OF EARNINGS
                                          -----------------------------------------------------------------------------------
                                                                  For the Year Ended December 31, 1997
                                          -----------------------------------------------------------------------------------
                                                Ball          Guarantor      Non-Guarantor     Eliminating     Consolidated
                                            Corporation      Subsidiaries    Subsidiaries      Adjustments         Total
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Net sales                                  $       -        $   2,156.7      $     503.2      $    (271.4)     $   2,388.5
Costs and expenses
  Cost of sales (excluding depreciation
    and amortization)                              -            1,873.0            420.4           (271.4)         2,022.0
  Depreciation and amortization                    1.2             86.3             30.0              -              117.5
  Selling and administrative                       0.2             78.7             27.2              -              106.1
  Receivable securitization fees
    and product development                        -               12.3              0.2              -               12.5
  Net gain on dispositions                         4.1            (13.1)             -                -               (9.0)
  Interest expense                                32.7             (1.5)            22.3              -               53.5
  Equity in earnings of subsidiaries             (62.8)             -                -               62.8              -
  Corporate allocations                          (25.6)            25.6              -                -                -
                                          ---------------  ---------------  ---------------  ---------------  ---------------
                                                 (50.2)         2,061.3            500.1           (208.6)         2,302.6
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Earnings (loss) before taxes                      50.2             95.4              3.1            (62.8)            85.9
Provision for taxes                                7.9            (31.5)            (8.4)             -              (32.0)
Minority interests                                 -                -                5.1              -                5.1
Equity in earnings (losses) of affiliates          0.2              1.3             (2.2)             -               (0.7)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Net earnings (loss)                               58.3             65.2             (2.4)           (62.8)            58.3
Preferred dividends, net of tax                   (2.8)             -                -                -               (2.8)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Earnings (loss) attributable to common
  shareholders                             $      55.5      $      65.2      $      (2.4)     $     (62.8)     $      55.5
                                          ===============  ===============  ===============  ===============  ===============

                                                                  CONSOLIDATED STATEMENT OF CASH FLOWS
                                          -----------------------------------------------------------------------------------
                                                                  For the Year Ended December 31, 1999
                                          -----------------------------------------------------------------------------------
                                                Ball          Guarantor      Non-Guarantor     Eliminating     Consolidated
                                            Corporation      Subsidiaries    Subsidiaries      Adjustments         Total
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Cash flows from operating activities
  Net earnings (loss)                      $     104.2      $     117.0      $       2.4      $    (119.4)     $     104.2
  Noncash charges to net earnings:
    Depreciation and amortization                  3.0            130.1             29.8              -              162.9
    Deferred income taxes                          8.0             24.6              1.7              -               34.3
    Equity earnings of subsidiaries             (119.4)             -                -              119.4              -
    Other, net                                    21.4            (15.3)             -                -                6.1
    Changes in working capital
       components                                (94.7)            94.8             (1.6)             -               (1.5)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
       Net cash (used in) provided by
         operating activities                    (77.5)           351.2             32.3              -              306.0
                                          ---------------  ---------------  ---------------  ---------------  ---------------

Cash flows from investing activities
  Additions to property, plant and
    equipment                                     (1.1)           (95.1)           (10.8)             -             (107.0)
  Investments in and advances to
    affiliates                                   238.5           (275.0)            36.5              -                -
  Other, net                                       4.6              5.4              4.3              -               14.3
                                          ---------------  ---------------  ---------------  ---------------  ---------------
    Net cash provided by (used in)
       investing activities                      242.0           (364.7)            30.0              -              (92.7)
                                          ---------------  ---------------  ---------------  ---------------  ---------------

Cash flows from financing activities
  Long-term borrowings                             -               13.9              9.2              -               23.1
  Repayments of long-term borrowings            (102.0)            (0.4)           (58.6)             -             (161.0)
  Change in short-term borrowings                  -                -              (13.2)             -              (13.2)
  Common and preferred dividends                 (22.5)             -                -                -              (22.5)
  Proceeds from issuance of common
    stock under various employee and
    shareholder plans                             36.8              -                -                -               36.8
  Acquisitions of treasury stock                 (72.3)             -                -                -              (72.3)
  Other, net                                      (2.5)            (0.3)             0.4              -               (2.4)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
    Net cash (used in) provided by
       financing activities                     (162.5)            13.2            (62.2)             -             (211.5)
                                          ---------------  ---------------  ---------------  ---------------  ---------------

Net change in cash and temporary
  investments                                      2.0             (0.3)             0.1              -                1.8
Cash and temporary investments -
  beginning of year                               11.6              0.5             21.9              -               34.0
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Cash and temporary investments -
  end of year                              $      13.6      $       0.2      $      22.0      $       -        $      35.8
                                          ===============  ===============  ===============  ===============  ===============

                                                                  CONSOLIDATED STATEMENT OF CASH FLOWS
                                          -----------------------------------------------------------------------------------
                                                                  For the Year Ended December 31, 1998
                                          -----------------------------------------------------------------------------------
                                                Ball          Guarantor      Non-Guarantor     Eliminating     Consolidated
                                            Corporation      Subsidiaries    Subsidiaries      Adjustments         Total
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Cash flows from operating activities
  Net earnings (loss)                      $      16.6      $      72.9      $     (57.8)     $     (15.1)     $      16.6
  Noncash charges to net earnings:
    Depreciation and amortization                  4.2            108.6             32.2              -              145.0
    Headquarters relocation, plant
       closures, dispositions and
       other costs                                 4.7              -               56.2              -               60.9
    Extraordinary loss from early debt
       extinguishment                              2.0             17.9              -                -               19.9
    Equity earnings of subsidiaries              (15.1)             -                -               15.1              -
    Other, net                                   (18.6)            16.6            (12.8)             -              (14.8)
    Changes in working capital
       components, excluding effects of
       acquisitions                               25.0            119.6             14.9              -              159.5
                                          ---------------  ---------------  ---------------  ---------------  ---------------
       Net cash provided by operating
         activities                               18.8            335.6             32.7              -              387.1
                                          ---------------  ---------------  ---------------  ---------------  ---------------

Cash flows from investing activities
  Additions to property, plant and
    equipment                                     (3.3)           (68.7)           (12.2)             -              (84.2)
  Acquisitions, net of cash acquired             (15.5)          (822.9)             -                -             (838.4)
  Investments in and advances to
    affiliates, net                             (948.2)           895.3             50.7              -               (2.2)
  Intercompany capital contributions
     and transactions                            (75.5)             -               75.5              -                -
  Other, net                                      (5.0)             2.7             12.0              -                9.7
                                          ---------------  ---------------  ---------------  ---------------  ---------------
    Net cash (used in) provided by
       investing activities                   (1,047.5)             6.4            126.0              -             (915.1)
                                          ---------------  ---------------  ---------------  ---------------  ---------------

Cash flows from financing activities
  Long-term borrowings                         1,310.0              0.4              -                             1,310.4
  Repayments of long-term borrowings            (130.3)          (323.2)           (34.3)             -             (487.8)
  Debt issuance costs                            (28.9)             -                -                               (28.9)
  Debt prepayment costs                            -              (17.5)             -                               (17.5)
  Change in short-term borrowings                (85.5)             -             (117.8)             -             (203.3)
  Common and preferred dividends                 (22.7)             -                -                -              (22.7)
  Proceeds from issuance of common
    stock under various employee and
    shareholder plans                             31.5              -                -                -               31.5
  Acquisitions of treasury stock                 (34.9)             -                -                -              (34.9)
  Other, net                                      (3.1)            (1.7)            (5.5)             -              (10.3)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
    Net cash provided by (used in)
       financing activities                    1,036.1           (342.0)          (157.6)             -              536.5
                                          ---------------  ---------------  ---------------  ---------------  ---------------

Net change in cash and temporary
  investments                                      7.4              -                1.1              -                8.5
Cash and temporary investments -
  beginning of year                                4.2              0.5             20.8              -               25.5
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Cash and temporary investments -
  end of year                              $      11.6      $       0.5      $      21.9      $       -        $      34.0
                                          ===============  ===============  ===============  ===============  ===============

                                                                  CONSOLIDATED STATEMENT OF CASH FLOWS
                                          -----------------------------------------------------------------------------------
                                                                  For the Year Ended December 31, 1997
                                          -----------------------------------------------------------------------------------
                                                Ball          Guarantor      Non-Guarantor     Eliminating     Consolidated
                                            Corporation      Subsidiaries    Subsidiaries      Adjustments         Total
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Cash flows from operating activities
  Net earnings (loss)                      $      58.3      $      65.2      $      (2.4)     $     (62.8)     $      58.3
  Noncash charges to net earnings:
    Depreciation and amortization                  1.2             86.3             30.0              -              117.5
    Dispositions and other                         4.1            (13.1)             -                -               (9.0)
    Equity earnings of subsidiaries              (62.8)             -                -               62.8              -
    Other, net                                    (0.7)            19.0              1.0              -               19.3
    Changes in working capital
       components, excluding effect of
       acquisitions                               20.3            (60.2)            (2.7)             -              (42.6)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
       Net cash provided by operating
         activities                               20.4             97.2             25.9              -              143.5
                                          ---------------  ---------------  ---------------  ---------------  ---------------

Cash flows from investing activities
  Additions to property, plant and
    equipment                                     (2.3)           (62.0)           (33.4)             -              (97.7)
  Acquisitions, net of cash acquired               -              (42.7)          (160.0)             -             (202.7)
  Investments in and advances to
    affiliates, net                                0.7              -              (11.9)             -              (11.2)
  Intercompany capital contributions
    and transactions                            (252.4)            37.2            215.2              -                -
  Proceeds from sale of other
    businesses, net                                -               31.1              -                -               31.1
  Other, net                                      27.8            (10.7)            12.5              -               29.6
                                          ---------------  ---------------  ---------------  ---------------  ---------------
    Net cash (used in) provided by
       investing activities                     (226.2)           (47.1)            22.4              -             (250.9)
                                          ---------------  ---------------  ---------------  ---------------  ---------------

Cash flows from financing activities
  Net change in long-term debt                    (0.8)           (50.0)           (23.7)             -              (74.5)
  Net change in short-term debt                   85.5              -              (13.5)             -               72.0
  Common and preferred dividends                 (22.9)             -                -                -              (22.9)
  Net proceeds from issuance of common
    stock under various employee and
    shareholder plans                             21.7              -                -                -               21.7
  Acquisitions of treasury stock                 (32.1)             -                -                -              (32.1)
  Other, net                                      (1.0)            (0.1)             0.6              -               (0.5)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
    Net cash provided by (used in)
       financing activities                       50.4            (50.1)           (36.6)             -              (36.3)
                                          ---------------  ---------------  ---------------  ---------------  ---------------

Net change in cash and temporary
  investments                                   (155.4)             -               11.7              -             (143.7)
Cash and temporary investments -
  beginning of year                              159.6              0.5              9.1              -              169.2
                                          ---------------  ---------------  ---------------  ---------------  ---------------
Cash and temporary investments -
  end of year                              $       4.2      $       0.5      $      20.8      $       -        $      25.5
                                          ===============  ===============  ===============  ===============  ===============

10.  Financial and Derivative Instruments and Risk Management

The Company is subject to various risks and uncertainties due to the competitive nature of the industries in which it participates, its operations in developing markets outside the U.S., changing commodity prices and changing capital markets.

Policies and Procedures

In the ordinary course of business, the Company employs established risk management policies and procedures to reduce its exposure to commodity price changes, changes in interest rates, fluctuations in foreign currencies and the Company's common share repurchase program. The Company's objective in managing its exposure to commodity price changes is to limit the impact of raw material price changes on earnings and cash flow through arrangements with customers and suppliers and, at times, through the use of certain derivative instruments such as options and forward contracts designated as hedges. The Company's objective in managing its exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flow and to lower its overall borrowing costs. To achieve these objectives, the Company primarily uses interest rate swaps, collars and options to manage the Company's mix of floating and fixed-rate debt between a minimum and maximum percentage, which is set by policy. The Company's objective in managing its exposure to foreign currency fluctuations is to protect foreign cash flow and reduce earnings volatility associated with foreign exchange rate changes.

     Unrealized losses on foreign exchange forward contracts are recorded in the balance sheet as other current liabilities. Realized gains/losses from hedges are classified in the income statement consistent with accounting treatment of the item being hedged. The Company accrues the differential for interest rate swaps to be paid or received under these agreements as adjustments to interest expense over the lives of the swaps. Gains and losses upon the early termination of swap agreements are deferred in long-term liabilities and amortized as an adjustment to interest expense over the remaining term of the agreement.

Commodity Price Risk

The Company primarily manages the commodity price risk in connection with market price fluctuations of aluminum by entering into customer sales contracts for cans and ends which include aluminum-based pricing terms which consider price fluctuations under its commercial supply contracts for aluminum purchases. The terms include "band" pricing where there is an upper and lower limit, a fixed price or only an upper limit to the aluminum component pricing. This matched pricing affects substantially all of our North American metal beverage packaging net sales. The Company also, at times, uses certain derivative instruments such as option and forward contracts to hedge commodity price risk. At December 31, 1999, the Company had aluminum forward contracts with notional amounts of $163 million hedging the aluminum in the fixed price sales contracts. Forward contract agreements expire in less than one year and up to two years. The fair value of these contracts at December 31, 1999, was $2.1 million. At December 31, 1998, the Company did not have any outstanding commodity option or forward contracts.

Interest Rate Risk

Interest rate instruments held by the Company at December 31, 1999, and 1998, included pay-floating and pay-fixed interest rate swaps, interest rate collars and swaption contracts. Pay-fixed swaps effectively convert floating rate obligations to fixed-rate instruments. Pay-floating swaps effectively convert fixed-rate obligations to variable-rate instruments. Swap agreements expire in one to six years.

     Interest rate swap agreements outstanding at December 31, 1999, had notional amounts of $10 million at a floating rate and $475 million at a fixed rate, or a net fixed position of $465 million. At December 31, 1998, these agreements had notional amounts of $10 million at a floating rate and $528 million at a fixed rate, or a net fixed-rate position of $518 million. The Company also entered into an interest rate collar agreement in 1998 with a notional amount of $100 million.

     The related notional amounts of interest rate swaps and options serve as the basis for computing the cash flow under these agreements, but do not represent the Company's exposure through its use of these instruments. Although these instruments involve varying degrees of credit and interest risk, the counterparties to the agreements involve financial institutions which are expected to perform fully under the terms of the agreements.

     The fair value of all non-derivative financial instruments approximates their carrying amounts with the exception of long-term debt. Rates currently available to the Company for loans with similar terms and maturities are used to estimate the fair value of long-term debt based on discounted cash flows. The fair value of derivatives generally reflects the estimated amounts that Ball would pay or receive upon termination of the contracts at December 31, 1999, and 1998, taking into account any unrealized gains and losses on open contracts.

                                                                1999                              1998
                                                   -----------------------------     -----------------------------
                                                     Carrying           Fair           Carrying           Fair
($ in millions)                                       Amount            Value           Amount            Value
                                                   ------------     ------------     ------------     ------------
Long-term debt                                       $1,139.5         $1,124.6         $1,286.0          $1,280.1
Unrealized net gain (loss) on derivative
   contracts relating to debt                             -                8.0              -                (1.5)

Exchange Rate Risk

The Company's foreign currency risk exposure results from fluctuating currency exchange rates, primarily the strengthening of the U.S. dollar against the Hong Kong dollar, Canadian dollar, Chinese renminbi, Thai baht and Brazilian real. The Company faces currency exposure that arises from translating the results of its global operations and maintaining U.S. dollar debt and payables. The Company uses forward contracts to manage its foreign currency exposures, and, as a result, gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets and liabilities. At December 31, 1999, the notional amount of the Company's foreign exchange risk management contracts, net of notional amounts of contracts with counterparties against which the Company has the legal right of offset, was $60 million. The fair value of these contracts as of December 31, 1999, was $(0.8) million.

     In January 1999 the Brazilian government changed its monetary policy, causing the Brazilian real to devalue. The after-tax effect of the currency devaluation did not have a significant impact on the Company's consolidated earnings. However, the Brazilian real continues to be volatile, and actual results may differ based on future events.

     In early July 1997, the government of Thailand changed its monetary policy to no longer peg the Thai baht to the U.S. dollar. As a result, the Company recorded a loss that year of $3.2 million, or 11 cents per share, comprised primarily of the unrealized loss attributable to approximately $23 million of U.S. dollar-denominated debt held by its 40 percent equity affiliate in Thailand.

Equity

In connection with the Company's common share repurchase program, the Company sells put options which give the purchaser of those options the right to sell shares of the Company's common stock to the Company on specified dates at specified prices upon the exercise of those options. The put option contracts allow the Company to determine the method of settlement - cash or shares. As such, the contracts are considered equity instruments, and changes in the fair value are not recognized in the Company's financial statements. The Company's objective in selling put options is to lower the average purchase price of acquired shares in connection with the share repurchase program. During 1999 the Company received $1.3 million in premiums for these options. The premiums are shown as a reduction in treasury stock. As of December 31, 1999, there were put options outstanding for 200,000 shares, with strike prices ranging from $41 to $46.97 (the weighted average strike price was $44.77).

11.  Leases

The Company leases warehousing and manufacturing space and certain manufacturing equipment, primarily within the packaging segment, and office space, primarily within the aerospace and technologies segment. Under certain of these lease arrangements,  Ball  has the  option  to  purchase  the  leased  facilities  and equipment for a total purchase price at the end of the lease term of approximately $96.3 million. If the Company elects not to purchase the facilities and equipment and does not enter into a new lease arrangement, Ball has guaranteed the lessors a minimum residual value of approximately $77.2 million and may incur other incremental costs to discontinue or relocate the business activities associated with these leased assets. These agreements contain certain restrictions relating to dividends, investments and borrowings. Total noncancellable operating leases in effect at December 31, 1999, require rental payments of $40.7 million, $33.8 million, $16.3 million, $10.8 million and $8.4 million for the years 2000 through 2004, respectively, and $15.9 million combined for all years thereafter. Lease expense for all operating leases was $44.8 million, $38.5 million and $34.7 million in 1999, 1998 and 1997, respectively.

12.  Taxes on Income

The amounts of earnings (losses) before income taxes by national jurisdiction follow:

($ in millions)                            1999           1998           1997
                                        ----------     ----------     ----------
U.S.                                      $161.5         $ 89.6         $ 82.4
Foreign                                      9.7          (62.3)           3.5
                                        ----------     ----------     ----------
                                         $ 171.2         $ 27.3         $ 85.9
                                        ==========     ==========    ===========

The provision for income tax expense (benefit) was as follows:

($ in millions)                            1999           1998           1997
                                        ----------     ----------     ----------
Current
   U.S.                                   $ 23.5         $  7.6         $  9.3
   State and local                           2.2            2.8            2.2
   Foreign                                   4.9            6.0            3.4
                                        ----------     ----------     ----------
     Total current                          30.6           16.4           14.9
                                        ----------     ----------     ----------
Deferred
   U.S.                                     28.7           (8.1)          10.6
   State and local                           4.6           (1.6)           2.2
   Foreign                                   1.0            2.1            4.3
                                        ----------     ----------     ----------
     Total deferred                         34.3           (7.6)          17.1
                                        ----------     ----------     ----------
Provision for income taxes                $ 64.9         $  8.8         $ 32.0
                                        ==========     ==========     ==========

     The provision for income taxes recorded within the consolidated statement of earnings differs from the amount of income tax expense determined by applying the U.S. statutory federal income tax rate to pretax earnings as a result of the following:

($ in millions)                            1999           1998           1997
                                        ----------     ----------     ----------
Statutory U.S. federal income tax        $  59.9         $  9.6        $  30.1
Increase (decrease) due to:
   Company-owned life insurance             (2.1)          (5.2)          (6.2)
   Research and development tax
      credits                               (3.0)          (2.9)          (2.5)
   Tax effects of foreign operations
      and royalty income                     2.9            9.4            8.0
   State and local income taxes, net         4.4            0.8            2.9
   Other, net                                2.8           (2.9)          (0.3)
                                        ----------     ----------     ----------
Provision for income tax expense         $  64.9         $  8.8        $  32.0
                                        ==========     ==========     ==========
Effective income tax rate expressed
   as a percentage of pretax earnings       37.9%          32.2%          37.2%
                                        ==========     ==========     ==========

     Effective in 1999 the Company elected to treat certain investments in the PRC as partnerships for U.S. tax purposes, resulting in an estimated capital loss, for tax purposes, of $65 million with a potential tax benefit of $25 million. As a result of the Company's existing net capital loss position, and considering currently determinable carryback and carryforward opportunities, a tax valuation allowance of $21.6 million has been recognized. At December 31, 1999, the Company has alternative minimum tax credits of $12.8 million which may be carried forward indefinitely.

     Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of controlled foreign corporations where such earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might become payable upon the eventual remittance of the foreign earnings for which no provision has been made.

     The significant components of deferred tax assets and liabilities at December 31 were:

($ in millions)                                         1999            1998
                                                    ------------    ------------
Deferred tax assets:
   Deferred compensation                              $ (28.3)        $ (23.7)
   Accrued employee benefits                            (62.2)          (58.0)
   Plant closure costs                                  (31.6)          (37.6)
   Other                                                (48.0)          (58.0)
                                                    ------------    ------------
Total deferred tax assets                              (170.1)         (177.3)
                                                    ------------    ------------

Deferred tax liabilities:
   Depreciation                                         121.6           114.9
   Other                                                 36.2            20.6
                                                    ------------    ------------
Total deferred tax liabilities                          157.8           135.5
                                                    ------------    ------------
Net deferred tax asset                                $ (12.3)        $ (41.8)
                                                    ============    ============

     Net income tax payments were $29.6 million, $20.5 million and $4.2 million for 1999, 1998 and 1997, respectively.

13.  Pension and Other Postretirement and Postemployment Benefits

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

     The Company sponsors defined benefit and defined contribution postretirement health care and life insurance plans for substantially all U.S. and Canadian employees. Employees may also qualify for long-term disability, medical and life insurance continuation and other postemployment benefits upon termination of active employment prior to retirement. All of the Ball-sponsored plans are unfunded and, with the exception of life insurance benefits, are self-insured.

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

An analysis of the change in benefit accruals for 1999 and 1998 follows:

                                                                                            Other Postretirement
                                                             Pension Benefits                     Benefits
                                                       ----------------------------    ----------------------------
($ in millions)                                            1999            1998            1999            1998
                                                       ------------    ------------    ------------    ------------
Change in benefit obligation:
   Benefit obligation at beginning of year               $ 422.1         $ 336.6         $  91.7         $  60.4
   Service cost                                             14.2            10.5             1.7             1.0
   Interest cost                                            29.1            26.1             6.5             4.9
   Benefits paid                                           (13.1)          (20.8)           (4.1)           (3.0)
   Net actuarial (gain) loss                               (46.0)           29.1            (5.6)           (1.9)
   Business acquisition                                      2.6            42.7             2.4            31.4
   Other, net                                                9.4            (2.1)            4.7            (1.1)
                                                       ------------    ------------    ------------    ------------
   Benefit obligation at end of year                       418.3           422.1            97.3            91.7
                                                       ------------    ------------    ------------    ------------

Change in plan assets:
   Fair value of assets at beginning of year               419.2           364.3             -               -
   Actual return on plan assets                             12.9            51.6             -               -
   Employer contributions                                   25.1            13.7             4.0             2.9
   Benefits paid                                           (25.7)          (20.8)           (4.1)           (3.0)
   Business acquisition                                      -              14.6             -               -
   Other, net                                                3.8            (4.2)            0.1             0.1
                                                       ------------    ------------    ------------    ------------
   Fair value of assets at end of year                     435.3           419.2             -               -
                                                       ------------    ------------    ------------    ------------
   Funded status                                            17.0            (2.9)          (97.3)          (91.7)

Unrecognized net actuarial loss (gain)                       8.1            18.0            (7.8)           (2.8)
Unrecognized prior service cost                             12.7             8.3             4.3             0.7
Unrecognized transition asset                               (3.7)           (6.7)            -               -
                                                       ------------    ------------    ------------    ------------
Prepaid (accrued) benefit cost                           $  34.1         $  16.7         $(100.8)        $ (93.8)
                                                       ============    ============    ============    ============

Amounts recognized in the balance sheet consist of:

                                                             Pension Benefits                  Other Benefits
                                                       ----------------------------    ----------------------------
($ in millions)                                            1999            1998            1999            1998
                                                       ------------    ------------    ------------    ------------
Prepaid benefit cost                                     $  55.2         $  46.4         $   -           $   -
Accrued benefit liability                                  (33.7)          (40.8)         (100.8)          (93.8)
Intangible asset                                             9.3             6.6             -               -
Accumulated other comprehensive earnings                     3.3             4.5             -               -
                                                       ------------    ------------    ------------    ------------
Net amount recognized                                    $  34.1         $  16.7         $(100.8)        $ (93.8)
                                                       ============    ============    ============    ============

Components of net periodic benefit cost were:

                                                     Pension Benefits                  Other Postretirement Benefits
                                         --------------------------------------    --------------------------------------
($ in millions)                             1999          1998          1997          1999          1998          1997
                                         ----------    ----------    ----------    ----------    ----------    ----------
Service Cost                              $  14.2       $  10.5       $   8.3       $   1.7       $   1.0       $   0.5
Interest Cost                                29.1          26.1          24.1           6.5           4.9           4.4
Expected return on plan assets              (37.6)        (35.5)        (32.4)          -             -             -
Amortization of prior service cost            1.1           1.1           0.9           -             -             -
Amortization of transition asset             (3.2)         (3.2)         (3.2)          -             -             -
Curtailment loss                              0.5           -             -             -             -             -
Recognized net actuarial loss (gain)          1.7           1.3           0.8          (0.3)         (0.3)         (0.1)
                                         ----------    ----------    ----------    ----------    ----------    ----------
Net periodic benefit cost                     5.8           0.3          (1.5)          7.9           5.6           4.8
Expense of defined contribution plans         0.7           0.6           0.6           -             -             -
                                         ----------    ----------    ----------    ----------    ----------    ----------
Net periodic benefit cost                 $   6.5       $   0.9       $  (0.9)      $   7.9       $   5.6       $   4.8
                                         ==========    ==========    ==========    ==========    ==========    ==========

Weighted average assumptions at December 31 were:

                                                     Pension Benefits                   Other Postretirement Benefits
                                          --------------------------------------    --------------------------------------
                                             1999          1998          1997          1999          1998          1997
                                          ----------    ----------    ----------    ----------    ----------    ----------
Discount rate                                7.84%         7.00%         7.50%         7.82%          7.00%         7.50%
Rate of compensation increase                3.33%         3.33%         4.00%          N/A            N/A           N/A
Expected long-term rates of return on
   assets                                    9.82%        10.79%        10.79%          N/A            N/A           N/A

     The expected long-term rates of return on assets are calculated by applying the expected rate of return to a market related value of plan assets at the beginning of the year, adjusted for the weighted average expected contributions and benefit payments. The market related value of plan assets used to calculate the expected return on plan assets was $382.8 million, $329.5 million and $300.4 million for 1999, 1998 and 1997, respectively.

     For pension plans, accumulated gains and losses in excess of a 10 percent corridor, the prior service cost and the transition asset are being amortized on a straight-line basis from the date recognized over the average remaining service period of active participants. For other postretirement benefits, the 10 percent corridor is not used for accumulated actuarial gains and losses, and they are amortized over 10 years.

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $136.4 million, $135.3 million and $105.2 million, respectively, as of December 31, 1999.

     For the U.S. and Canadian plans at December 31, 1999, net health care cost trend rates of 6 percent and 7.5 percent, respectively, were used for pre-65 benefits and 5.5 percent and 7.5 percent, respectively, were used for post-65 benefits for 2000. Trend rates for U.S. plans were assumed to decrease to
5.5 percent by 2001 for  pre-65  benefits  and for  post-65  benefits  remain at
5.5 percent in subsequent years. Trend rates for Canadian plans for pre-65 and post-65 benefits were assumed to decrease to 3.5 percent by 2004 and remain at this level in subsequent years.

     Assumed health care cost trend rates can have a significant effect on the amounts reported for the health care plan. A one percentage point change in assumed health care cost trend rates would increase or decrease the total of service and interest cost by approximately $0.2 million and the postretirement benefit obligation by approximately $3.4 million.

     The additional minimum pension liability, less related intangible asset, was recognized net of tax benefits as a component of shareholders' equity within accumulated other comprehensive loss.

Other Benefit Plans

Effective January 1, 1996, substantially all employees within the Company's aerospace and technologies segment who participate in Ball's 401(k) salary conversion plan receive a performance-based matching cash contribution of up to 4 percent of base salary. Ball did not record any compensation related to this match in 1999, but did record $1.6 million and $4.1 million in compensation expense in 1998 and 1997, respectively. In addition, substantially all U.S. salaried employees and certain U.S. nonunion hourly employees who participate in Ball's 401(k) salary conversion plan automatically participate in the Company's ESOP through an employer matching contribution. Cash contributions to the ESOP trust, including preferred dividends, are used to service the ESOP debt and were $11.6 million in 1999, $10.7 million in 1998 and $10.6 million in 1997. Interest paid by the ESOP trust for its borrowings was $2.6 million, $3.3 million and $3.6 million for 1999, 1998 and 1997, respectively.

14.  Shareholders' Equity

At December 31, 1999, the Company had 120 million shares of common stock and 15 million shares of preferred stock authorized, both without par value. Preferred stock includes 600,000 authorized but unissued shares designated as Series A Junior Participating Preferred Stock and 2,100,000 authorized shares designated as Series B ESOP Convertible Preferred Stock (ESOP Preferred).

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

     Common shares were reserved at December 31, 1999, for future issuance under the employee stock purchase, stock option, dividend reinvestment and restricted stock plans, as well as to meet conversion requirements of the ESOP Preferred.

     In  connection   with  the  employee   stock  purchase  plan,  the  Company
contributes 20 percent of up to $500 of each participating employee's monthly payroll deduction toward the purchase of the Company's common stock. Company contributions for this plan were approximately $1.8 million in 1999, $1.6 million in 1998 and $1.5 million in 1997.

Accumulated Other Comprehensive Loss

The activity related to accumulated other comprehensive loss was as follows:

                                                    Minimum         Accumulated
                                   Foreign          Pension            Other
                                   Currency        Liability       Comprehensive
($ in millions)                   Translation     (net of tax)          Loss
                                 -------------    -------------    -------------
December 31, 1996                  $ (18.3)         $  (2.4)         $ (20.7)
1997 Change                           (2.6)             0.5             (2.1)
                                 -------------    -------------    -------------
December 31, 1997                    (20.9)            (1.9)           (22.8)
1998 Change                           (7.7)            (1.2)            (8.9)
                                 -------------    -------------    -------------
December 31, 1998                    (28.6)            (3.1)           (31.7)
1999 Change                            4.0              1.0              5.0
                                 -------------    -------------    -------------
December 31, 1999                  $ (24.6)         $  (2.1)         $ (26.7)
                                 =============    =============    =============

     The minimum pension  liability  component of other  comprehensive  earnings
(loss) is presented net of related tax expense (benefit) of $0.7 million, $(0.4) million and $0.4 million for the years ended December 31, 1999, 1998 and 1997, respectively. No tax benefit has been provided on the foreign currency translation loss component for any period, as the undistributed earnings of the Company's foreign investments will continue to be reinvested.

Stock Options and Restricted Shares

The Company has several stock option plans under which options to purchase shares of common stock have been granted to officers and key employees of Ball at the market value of the stock at the date of grant. Payment must be made at the time of exercise in cash or with shares of stock owned by the option holder, which are valued at fair market value on the date exercised. Options terminate 10 years from date of grant. Tier A options are exercisable in four equal installments commencing one year from date of grant, with the exception of certain Tier A options granted in 1998, which become exercisable after the Company's common stock price reaches specified prices for 10 consecutive days, or at the end of five years, whichever comes first. Tier B options vested at the date of grant, and were exercisable after the Company's common stock price closed at or above a target price of $50 per share for 10 consecutive days, which occurred in April 1999. Approximately $4.7 million was recorded as compensation expense in the second quarter of 1999 in connection with the Tier B options becoming exercisable, and common stock was increased accordingly. The target stock price was adjusted based on a compounded annual growth rate of
7.5 percent for individuals retiring prior to the options becoming exercisable.

     The Company also granted 130,000 shares of restricted stock to certain management employees during 1998 at a price of $35 per share. Restrictions on these shares lapse in tranches based on the Company achieving certain standards of performance or at the end of seven years, whichever comes first.

A summary of stock option activity for the years ended December 31 follows:

                                            1999                       1998                     1997
                                  ------------------------- ------------------------- -------------------------
                                                 Weighted                  Weighted                  Weighted
                                                 Average                   Average                   Average
                                    Number of    Exercise     Number of    Exercise     Number of    Exercise
                                     Shares       Price        Shares       Price        Shares       Price
                                  ------------ ------------ ------------ ------------ ------------ ------------
Outstanding at beginning of
    year                           2,163,396      $30.884    1,754,298      $27.223    1,801,074      $27.222
Tier A options exercised            (394,283)      29.626     (332,594)      26.981     (219,750)      26.002
Tier B options exercised             (55,500)      24.375      (38,000)      24.375      (20,000)      24.375
Tier A options granted               301,100       53.861      822,300       36.738      306,000       26.592
Tier B options granted                     -        -                -        -           15,000       25.625
Tier A options canceled              (87,918)      36.633      (42,608)      29.378     (113,026)      28.542
Tier B options canceled                    -        -                -        -          (15,000)      24.375
                                  ------------              ------------              ------------
Outstanding at end of year          1,926,795      34.657    2,163,396       30.884    1,754,298       27.223
                                  ------------              ------------              ------------
Exercisable at end of year          1,087,045      29.955      743,671       28.555      855,923       28.120
                                  ------------              ------------              ------------
Reserved for future grants          2,128,130                2,360,056                 3,295,948
                                  ------------              ------------              ------------

Additional information regarding options outstanding at December 31, 1999, follows:

                                                           Exercise Price Range
                                        -----------------------------------------------------------------------
                                         $24.375 - $26.375   $26.625 - $35.000   $35.625 - $55.125      Total
Number of options outstanding                 500,399             597,376             829,020         1,926,795
Weighted average exercise price              $ 24.862            $ 30.941            $ 43.248          $ 34.657
Weighted average remaining contractual
   life                                     5.7 years           7.0 years           8.2 years         7.2 years

Number of shares exercisable                  445,024             403,376             238,645         1,087,045
Weighted average exercise price              $ 24.908            $ 31.511            $ 36.737          $ 29.955

     These options cannot be traded in any equity market. However, based on the Black-Scholes option pricing model, adapted for use in valuing compensatory stock options in accordance with SFAS No. 123, Tier A options granted in 1999, 1998 and 1997 have estimated weighted average fair values at the date of grant of $17.32 per share, $10.73 per share and $7.06 per share, respectively. Under the same methodology, Tier B options granted during 1997 have an estimated weighted average fair value at the date of grant of $8.54 per share. The actual value an employee may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. Consequently, there is no assurance that the value realized by an employee will be at or near the value estimated. The fair values were estimated using the following weighted average assumptions:

                                         1999 Grants   1998 Grants   1997 Grants
                                         -----------   -----------   -----------
Expected dividend yield                      1.52%         1.31%         2.33%
Expected stock price volatility             29.80%        25.34%        23.32%
Risk-free interest rate                      5.34%         5.21%         6.75%
Expected life of options                  5.5 years     5.3 years     5.12 years

     Ball accounts for its stock-based employee compensation programs using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." If Ball had elected to recognize compensation based upon the calculated fair value of the options granted after 1994, pro forma net earnings and earnings per share would have been:

                                                                        Years ended December 31,
                                                                    --------------------------------
($ in millions, except per share amounts)                             1999        1998        1997
                                                                    --------    --------    --------
As reported:
   Net earnings                                                      $ 104.2     $  16.6      $ 58.3
   Earnings per common share                                            3.36        0.45        1.84
   Diluted earnings per share                                           3.15        0.44        1.74

Pro forma results:
   Net earnings                                                      $ 100.6     $  14.3      $ 57.0
   Earnings per common share                                            3.24        0.38        1.79
   Diluted earnings per share                                           3.04        0.37        1.70

15.  Earnings per Share

The following table provides additional information on the computation of earnings per share amounts.

                                                                        Years ended December 31,
                                                                    --------------------------------
($ in millions, except per share amounts)                             1999        1998        1997
                                                                    --------    --------    --------
Earnings per Common Share
Earnings before extraordinary item and accounting change            $ 104.2     $  32.0     $  58.3
Extraordinary loss from early debt extinguishment, net of tax           -         (12.1)        -
Cumulative effect of accounting change for start-up costs,
   net of tax                                                           -          (3.3)        -
                                                                    --------    --------    --------
Net earnings                                                          104.2        16.6        58.3
Preferred dividends, net of tax                                        (2.7)       (2.8)       (2.8)
                                                                    --------    --------    --------
Earnings attributable to common shareholders                        $ 101.5     $  13.8     $  55.5
                                                                    ========    ========    ========
Weighted average common shares (000s)                                30,170      30,388      30,234
                                                                    ========    ========    ========
Earnings per common share:
   Earnings before extraordinary item and accounting change         $  3.36     $  0.96     $  1.84
   Extraordinary loss, net of tax                                      -          (0.40)       -
   Cumulative effect of accounting change, net of tax                  -          (0.11)       -
                                                                    --------    --------    --------
   Earnings per common share                                        $  3.36     $  0.45     $  1.84
                                                                    ========    ========    ========
Diluted Earnings per Share
Earnings before extraordinary item and accounting change            $ 104.2     $  32.0     $  58.3
Extraordinary loss from early debt extinguishment, net of tax           -         (12.1)        -
Cumulative effect of accounting change for start-up costs,
   net of tax                                                           -          (3.3)        -
                                                                    --------    --------    --------
Net earnings                                                          104.2        16.6        58.3
Adjustments for deemed ESOP cash contribution
   in lieu of the ESOP Preferred dividend                              (2.0)       (2.1)       (2.1)
                                                                    --------    --------    --------
Adjusted earnings attributable to common shareholders               $ 102.2     $  14.5     $  56.2
                                                                    ========    ========    ========
Weighted average common shares (000s)                                30,170      30,388      30,234
Effect of dilutive securities:
   Dilutive effect of stock options                                     476         338         165
   Common shares issuable upon conversion of the ESOP
       Preferred stock                                                1,804       1,866       1,912
                                                                    --------    --------    --------
Weighted average shares applicable to diluted earnings
     per share                                                       32,450      32,592      32,311
                                                                    ========    ========    ========
Diluted earnings per share:
   Earnings before extraordinary item and accounting change         $  3.15     $  0.91     $  1.74
   Extraordinary loss, net of tax                                      -          (0.37)       -
   Cumulative effect of accounting change, net of tax                  -          (0.10)       -
                                                                    --------    --------    --------
   Diluted earnings per share                                       $  3.15     $  0.44     $  1.74
                                                                    ========    ========    ========

     The following options have been excluded from the computation of the diluted earnings per share calculation since they were anti-dilutive (i.e., the exercise price exceeded the average common stock price for the year):

Exercise Price       Expiration            1999               1998               1997
--------------     --------------     --------------     --------------     --------------
  $  32.000             2003                    -                  -            128,000
     35.625             2005                    -                  -            194,000
     44.313             2008                    -            120,000                  -
     55.125             2009              259,650                  -                  -
     Various            Various                 -              4,000              6,000
                                      --------------     --------------     --------------
     Total                                259,650            124,000            328,000
                                      ==============     ==============     ==============

16.  Research and Development

Research and development costs are expensed as incurred in connection with the Company's internal programs for the development of products and processes. Costs incurred in connection with these programs amounted to $14 million, $23.7 million and $22.2 million for the years 1999, 1998 and 1997, respectively.

17.  Contingencies

The Company is subject to various risks and uncertainties in the ordinary course of business due, in part, to the competitive nature of the industries in which Ball participates, its operations in developing markets outside the U.S., changing commodity prices for the materials used in the manufacture of its products and changing capital markets. Where practicable, the Company attempts to reduce these risks and uncertainties through the establishment of risk management policies and procedures, including, at times, the use of certain derivative financial instruments.

     The U.S. government is disputing the Company's claim to recoverability (by means of allocation to government contracts) of reimbursed costs associated with Ball's ESOP for fiscal years 1989 through 1995, as well as the corresponding prospective costs accrued after 1995. The government will not reimburse the Company for disputed ESOP expenses incurred or accrued after 1995. A deferred payment agreement for the costs reimbursed through 1995 was entered into between the government and Ball. On October 10, 1995, the Company filed its complaint before the Armed Services Board of Contract Appeals (ASBCA) seeking final adjudication of this matter. Trial before the ASBCA was conducted in January 1997. Since that time, the Defense Contract Audit Agency (DCAA) has issued a Draft Audit Report disallowing a portion of the Company's ESOP costs for 1994 through 1997 on the asserted basis that the Company's dividend contributions to the ESOP do not constitute allowable deferred compensation. The Draft Audit Report takes the position that the disallowance is not covered by the pending decision by the ASBCA. However, more recently, Ball's Corporate Administrative Contracting Officer has resolved the DCAA's disallowance in Ball's favor and has incorporated this favorable resolution into a Memorandum of Agreement with Ball to close out cost claims for years 1994 through 1997. While the outcome of the trial is not yet known, the Company's information at this time does not indicate that this matter will have a material adverse effect upon the liquidity, results of operations or financial condition of the Company.

     From time to time, the Company is subject to routine litigation incident to its business. Additionally, the U.S. Environmental Protection Agency has designated Ball as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. However, the Company's information at this time does not indicate that these matters will have a material adverse effect upon the liquidity, results of operations or financial condition of the Company.

18.  Quarterly Results of Operations (Unaudited)

The Company's fiscal quarters end on the Sunday nearest the calendar quarter end. The fiscal years end on December 31.

1999 Quarterly Information
Fluctuations in sales and earnings for the quarters in 1999 reflected the normal seasonality of the business as well as the number of days in each fiscal quarter.

1998 Quarterly Information

In the first quarter, Ball announced that it would relocate its corporate headquarters to Broomfield, Colorado. The relocation resulted in total charges of $17.7 million which were recorded over the course of the year. During the third quarter, the Company acquired certain assets of the North American beverage can manufacturing business of Reynolds Metals Company, which significantly increased Ball's metal beverage container operations in the U.S. In connection with the Acquisition, the Company refinanced approximately $521.9 million of its debt and, as a result, recorded an after-tax extraordinary loss from early debt extinguishment of approximately $12.1 million (40 cents per share). In the fourth quarter, Ball announced its intention to close two of the acquired plants as well as two plants in the PRC. The closure of the acquired plants is being accounted for as part of the Acquisition without a charge to earnings. In connection with the PRC plant closures and related costs, the Company recorded a pretax charge of approximately $56.2 million ($31.4 million after tax or $1.03 per share). Also during the fourth quarter, Ball adopted SOP No. 98-5, "Reporting on the Costs of Start-Up Activities," in advance of its required 1999 implementation date and, as a result, recorded an after-tax charge to earnings of approximately $3.3 million (11 cents per share), retroactive to January 1, 1998, representing the cumulative effect on prior years of this change in accounting.

($ in millions except per share amounts)             First         Second          Third         Fourth
                                                    Quarter        Quarter        Quarter        Quarter         Total
                                                  -----------    -----------    -----------    -----------    -----------
1999
Net sales                                            $ 820.3        $ 979.0        $ 991.6        $ 793.3       $3,584.2
                                                  -----------    -----------    -----------    -----------    -----------
Gross profit(1)                                         94.2          126.7          133.0          104.9          458.8
                                                  -----------    -----------    -----------    -----------    -----------
Net earnings                                            15.7           32.0           37.0           19.5          104.2
Preferred dividends, net of tax                         (0.7)          (0.7)          (0.6)          (0.7)          (2.7)
                                                  -----------    -----------    -----------    -----------    -----------
Earnings attributable to common shareholders         $  15.0        $  31.3        $  36.4        $  18.8       $  101.5
                                                  ===========    ===========    ===========    ===========    ===========

Earnings per common share                            $  0.50        $  1.03        $  1.21        $  0.63       $   3.36
                                                  ===========    ===========    ===========    ===========    ===========

Diluted earnings per share                           $  0.47        $  0.96        $  1.13        $  0.59       $   3.15
                                                  ===========    ===========    ===========    ===========    ===========
1998
Net sales                                            $ 549.7        $ 645.6        $ 859.2        $ 841.9       $2,896.4
                                                  -----------    -----------    -----------    -----------    -----------
Gross profit(1)                                         58.5           76.8          101.9           97.0          334.2
                                                  -----------    -----------    -----------    -----------    -----------
Earnings (loss) before extraordinary item
   and accounting change                                 5.5           19.2           25.2          (17.9)          32.0
Extraordinary loss from early debt
   extinguishment, net of tax                            -              -            (12.1)           -            (12.1)
Cumulative effect of accounting change for
   start-up costs, net of tax                           (3.3)           -              -              -             (3.3)
                                                  -----------    -----------    -----------    -----------    -----------
Net earnings (loss)                                      2.2           19.2           13.1          (17.9)          16.6
Preferred dividends, net of tax                         (0.7)          (0.7)          (0.7)          (0.7)          (2.8)
                                                  -----------    -----------    -----------    -----------    -----------
Earnings (loss) attributable to common
   shareholders                                      $   1.5        $  18.5        $  12.4        $ (18.6)      $   13.8
                                                  ===========    ===========    ===========    ===========    ===========
Earnings (loss) per common share:
   Earnings (loss) before extraordinary item
     and accounting change                           $  0.16        $  0.61        $  0.80        $ (0.61)      $   0.96
   Extraordinary loss from early debt
     extinguishment, net of tax                         -              -             (0.40)          -             (0.40)
   Cumulative effect of accounting change, net
     of tax                                            (0.11)          -              -              -             (0.11)
                                                  -----------    -----------    -----------    -----------    -----------
   Earnings (loss) per common share                  $  0.05        $  0.61        $  0.40        $ (0.61)      $   0.45
                                                  ===========    ===========    ===========    ===========    ===========
Diluted earnings (loss) per share:
   Earnings (loss) before extraordinary item
     and accounting change                           $  0.15        $  0.58        $  0.75        $ (0.61)      $   0.91
   Extraordinary loss from early debt
     extinguishment, net of tax                         -              -             (0.37)          -             (0.37)
   Cumulative effect of accounting change, net
     of tax                                            (0.10)          -              -              -             (0.10)
                                                  -----------    -----------    -----------    -----------    -----------
   Diluted earnings (loss) per share                 $  0.05        $  0.58        $  0.38        $ (0.61)      $   0.44
                                                  ===========    ===========    ===========    ===========    ===========

(1) Gross profit is shown after depreciation and amortization of $137.4 million and $136.7 million for the years ended December 31, 1999, and 1998, respectively.

     Earnings per share calculations for each quarter are based on the weighted average shares outstanding for that period. As a result, the sum of the quarterly amounts may not equal the annual earnings per share amount. The diluted loss per share in the fourth quarter of 1998 is the same as the net loss per common share because the assumed exercise of stock options and conversion of the ESOP Preferred stock would have been antidilutive.

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

     In fulfilling its responsibility for the integrity of financial information, management maintains and relies upon a system of internal control which is designated to provide reasonable assurance that assets are safeguarded from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and that transactions are properly recorded to permit the preparation of reliable financial statements in all material respects. To assure the continuing effectiveness of the system of internal controls and to maintain a climate in which such controls can be effective, management establishes and communicates appropriate written policies and procedures; carefully selects, trains and develops qualified personnel; maintains an organizational structure that provides clearly defined lines of responsibility, appropriate delegation of authority and segregation of duties; and maintains a continuous program of internal audits with appropriate management follow-up. Company policies concerning use of corporate assets and conflicts of interest, which require employees to maintain the highest ethical and legal standards in their conduct of the Company's business, are important elements of the internal control system.

     The board of directors oversees management's administration of Company financial reporting practices, internal controls and the preparation of the consolidated financial statements through its audit committee, which is composed entirely of independent directors. The audit committee meets periodically with representatives of management, Company internal audit and PricewaterhouseCoopers LLP to review the scope and results of audit work, the adequacy of internal controls and the quality of financial reporting. PricewaterhouseCoopers LLP and Company internal audit have direct access to the audit committee and the opportunity to meet the committee without management present to assure a free discussion of the results of their work and audit findings.

George A. Sissel                              R. David Hoover
Chairman and Chief Executive Officer          Vice Chairman, President and Chief
                                                Financial Officer

Report of Independent Accountants
To the Board of Directors and Shareholders
Ball Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of shareholders' equity and comprehensive earnings present fairly, in all material respects, the financial position of Ball Corporation and its subsidiaries at December 31, 1999, and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Denver, Colorado
January 26, 2000

Management's Discussion and Analysis of Financial Condition and Results of Operations
Ball Corporation and Subsidiaries

Management's discussion and analysis should be read in conjunction with the consolidated financial statements and the accompanying notes. Ball Corporation and subsidiaries are referred to collectively as "Ball" or the "Company" in the following discussion and analysis.

Overview

Ball significantly increased its North American metal beverage container product line when it acquired substantially all of the assets of the North American beverage container operations of Reynolds Metals Company (Acquisition) in the second half of 1998. In connection with the Acquisition, the Company refinanced the majority of its outstanding debt, which resulted in an extraordinary charge in connection with the early extinguishment of that debt. As part of Ball's comprehensive program to improve earnings, cash flows and operating efficiencies, the Company closed two of the acquired plants and is in the process of closing a third. Two plants in the PRC also were closed, and manufacturing equipment was removed from service at a third plant. Also during 1998 the Company relocated its corporate headquarters to an existing company-owned building in Colorado.

     During 1997 the Company consolidated operations within its North American metal packaging product lines to reduce costs and increase efficiency, permanently discontinuing manufacturing operations at three food container facilities and a Canadian metal beverage container manufacturing facility and eliminating certain administrative positions within these operations. Ball also entered the polyethylene terephthalate (PET) plastic container business, beginning in 1995 with the construction of a pilot line and research and development center, and currently operates four multi-line manufacturing facilities.

Acquisitions

On August 10, 1998, Ball acquired substantially all the assets and assumed certain liabilities of the North American beverage can manufacturing business of Reynolds Metals Company for approximately $745.4 million, before a refundable incentive loan of $39 million, a working capital adjustment of an additional $40.1 million and transaction costs. The assets acquired consisted largely of 16 plants in 12 states and Puerto Rico. The Acquisition has been accounted for as a purchase, with its results included in the Company's consolidated financial statements effective with the Acquisition.

     In connection with the Acquisition, the Company has provided $51.3 million in the opening balance sheet for certain costs of integrating the acquired business, including capacity consolidations. The Company finalized its integration plan during the third quarter of 1999, which includes the closure of the acquired Richmond, Virginia, headquarters facility in 1998, the closure of two plants in the first quarter of 1999 and the closure of a third plant which was phased out, beginning in the fourth quarter of 1999 and concluding in the first quarter of 2000. Integration costs included $23.3 million for severance, supplemental unemployment, medical, relocation and other related termination benefits; $22.8 million for contractual pension and retirement obligations; and $5.2 million for other plant closure costs. The decrease of $5.5 million from the previously reported estimate, which was the result of finalizing actuarial calculations of employee benefit termination costs and refining other exit costs, has been reflected as a reduction of goodwill. Subsequent increases in actual costs, if any, will be included in current period earnings, and decreases, if any, will result in a further reduction of goodwill.

     As of December 31, 1999, the Company has made payments of $10.5 million related to severance, supplemental unemployment, relocation and other termination costs and $3 million related to other plant closure costs. The carrying value of the fixed assets held for sale is approximately $21.5 million at December 31, 1999.

     In early 1997 Ball acquired approximately 75 percent of Ball Asia Pacific Limited, formerly M.C. Packaging (Hong Kong) Limited, for approximately $179.7 million. During 1998 and 1999, the Company purchased all of the remaining direct and indirect minority interests in Ball Asia Pacific Limited. In the third quarter of 1997, the Company acquired certain PET container assets for approximately $42.7 million from Brunswick Container Corporation.

Dispositions and Other Transactions

In connection with an announcement in December 1998 to close two plants and take other actions in the PRC, the Company recorded a pretax charge of $56.2 million ($31.4 million after tax or $1.03 per share) as a preliminary estimate of the related costs to write down to net realizable value certain buildings and equipment by $22.8 million, goodwill by $15.3 million, inventory by $2.5 million and machinery spare parts by $3.5 million, as well as $12.1 million for other assets and related costs. The carrying value of the fixed assets held for sale is approximately $10 million at December 31, 1999. Also during 1998 the Company relocated its corporate headquarters to an existing company-owned building in Broomfield, Colorado, resulting in a pretax charge of $17.7 million ($10.8 million after tax or 36 cents per share).

     In the second quarter of 1997, the Company recorded a pretax charge of $3 million ($1.8 million after tax or six cents per share) for the closure of a small PET container manufacturing facility.

     Ball sold its equity investment in Datum Inc. (Datum), a time and frequency measurement device business, in the first half of 1997 for cash of approximately $26.2 million, resulting in a pretax gain of $11.7 million ($7.1 million after tax or 23 cents per share). Ball's share of Datum's earnings under the equity method of accounting was $0.5 million in 1997.

     In the fourth quarter of 1997, Ball disposed of or wrote down to estimated net realizable value certain equity investments, resulting in a net pretax gain of $0.3 million. The Company's equity in the net earnings of these affiliates was not significant in 1997.

Consolidated Sales and Earnings

Ball's operations are organized along its product lines and include two segments
- the packaging segment and the aerospace and technologies segment. The following table summarizes the results of these two segments:

($ in millions)                                                   1999            1998            1997
                                                              ------------    ------------    ------------
Net Sales
Packaging                                                       $3,201.2        $2,533.8        $1,989.8
Aerospace and technologies                                         383.0           362.6           398.7
                                                              ------------    ------------    ------------
   Consolidated net sales                                       $3,584.2        $2,896.4        $2,388.5
                                                              ============    ============    ============

Earnings Before Interest and Taxes
Packaging                                                       $  276.7        $  164.7        $  108.3
Plant closures, dispositions and other costs                         -             (56.2)           (3.0)
                                                              ------------    ------------    ------------
   Total packaging                                                 276.7           108.5           105.3
Aerospace and technologies                                          24.9            30.4            34.0
                                                              ------------    ------------    ------------
   Consolidated segment operating earnings                      $  301.6        $  138.9        $  139.3
                                                              ============    ============    ============

Packaging Segment

The packaging segment includes the manufacture and sale of metal and PET containers for use in beverage and food packaging. The Company's packaging operations are located in and serve North America (the U.S. and Canada) and Asia (primarily the PRC). Packaging operations in the U.S. have increased as a result of a 1998 acquisition, while operations in Asia have also increased as a result of the early 1997 acquisition of a controlling interest in Ball Asia Pacific Limited.

     Packaging segment sales were up significantly in 1999 compared to 1998 largely as a result of the incremental business from the Acquisition in the second half of 1998. Segment operating margins increased to 8.6 percent in 1999 from 6.5 percent in 1998 and 5.4 percent in 1997, excluding the effects of plant closures and disposition costs. The improvement in margins reflects the increased volume in each line of business, improved production efficiencies and reduced fixed and variable costs in connection with plant closures in the U.S. and the PRC.

     North American metal beverage can sales, which represented approximately 70 percent of segment sales in 1999, increased approximately 40 percent compared to 1998, which was higher than 1997 net sales by approximately 45 percent. The increase in 1999 compared to 1998 primarily was due to the additional sales volume from the acquired plants, as well as Ball's original plants running at full capacity, partially offset by the effect on revenues of lower aluminum commodity prices. The higher sales in 1998 compared to 1997 reflected new customer commitments and strong soft drink industry demand. Ball's beverage can shipments increased approximately 42 percent in 1999, primarily as a result of the Acquisition. Based on publicly available industry information, the Company estimates that shipments for the metal beverage container product line were approximately 35 percent of total U.S. and Canadian shipments.

     North American metal food container sales, which comprised approximately 16 percent of segment sales in 1999, increased approximately 4 percent over 1998 and 5 percent over 1997. This increase was the result of stronger sales in seasonal and nonseasonal lines with the Alaskan salmon catch and the harvest and pack conditions in the Midwest both being better during 1999. For the first time, shipments from the metal food container product line exceeded five billion units, which the Company estimates to be approximately 16 percent of total U.S. and Canadian metal food container shipments in 1999, based on publicly available industry information.

     Sales in the plastic (PET) container product line have increased steadily over the three-year period with 1999 exceeding 1998 by approximately 7 percent, which exceeded 1997 by approximately 43 percent. The increase in 1999 over 1998 largely was due to additional volume from a recently expanded facility while the increase in 1998 over 1997 included additional sales from new business acquired in the third quarter of 1997 as well as higher production capacity due to the first full year of operations of an East Coast plant. While the sales mix in the plastic container product line continues to be weighted primarily toward carbonated soft drinks and water, the Company is developing plastic beer bottles using a multi-layer technology and is introducing this beverage package in limited markets.

     Sales within the international packaging product line in 1999 were comprised of the sales within the PRC as well as revenues from technical services to licensees. Sales for this product line decreased approximately 5 percent in 1999 compared to 1998 and approximately 14 percent from 1997. The closure of two plants in the PRC during the first quarter of 1999 contributed to the lower sales for the year. Sales within the PRC have been negatively affected by a soft metal beverage container market combined with industry overcapacity.

Aerospace and Technologies Segment

Sales in the aerospace and technologies segment increased in 1999 in comparison to 1998 as a result of increased program activity. Earnings results were lower due largely to costs to develop antennas which employ Ball technology for wireless personal communications systems. The related sales have not yet been realized to offset these costs, which were planned as part of the Company's strategy to extend into commercial markets key technologies it has developed in governmental business.

     The sales reduction in the aerospace and technologies segment from 1997 to 1998 reflects, in large part, reduced activity in connection with certain government programs and the unusually strong demand in the first half of 1997 for certain telecommunications equipment and related products. Demand for those products in 1998 returned to more normal levels. The operating earnings decrease in 1998 reflected the effect of lower sales in 1998 and, by comparison, the inclusion in the first half of 1997 of one-time early delivery incentives earned in connection with telecommunications products.

     Sales to the U.S. government, either as a prime contractor or as a subcontractor, represented approximately 86 percent, 90 percent and 87 percent of segment sales in 1999, 1998 and 1997, respectively. Major industry trends have not changed significantly, with Department of Defense and NASA budgets remaining relatively flat. However, there is a growing worldwide market for commercial space activities. Consolidation in the industry continues, and there is strong competition for business. Backlog for the aerospace and technologies segment at December 31, 1999, and 1998, was approximately $346 million and
$296 million, respectively. Year-to-year comparisons of backlog are not necessarily indicative of the trend of future operations.

Interest and Taxes

Interest expense increased to $107.6 million in 1999, compared to $78.6 million in 1998 and $53.5 million in 1997. The increase in total interest cost in 1999 compared to 1998 was largely attributable to the additional debt associated with the 1998 Acquisition for a full year.

     Ball's consolidated effective income tax rate was 37.9 percent in 1999, compared to 32.2 percent in 1998 and 37.2 percent in 1997. The higher tax rate for 1999 compared to 1998 is primarily related to the phase-in effects of the previously reported 1996 legislated changes in the tax treatment of the costs of company-owned life insurance, the impact of a full year of goodwill amortization related to the book and tax basis differences of the assets and liabilities in the Acquisition and the favorable settlement in 1998 of various issues with taxing authorities, all of which were partially offset by the net tax effects of foreign operations. The lower tax rate for 1998 compared to 1997 is largely attributed to the 1998 settlement of various issues with taxing authorities.

Results of Equity Affiliates

Equity earnings in affiliates are largely attributable to equity investments in the PRC, Thailand and Brazil. Equity in losses of affiliates was $0.2 million in 1999 compared to equity in earnings of $5.6 million in 1998 and equity in losses of $0.7 million in 1997. Results in Thailand for 1999 were hampered by slow domestic sales coupled with the disruption of that business' export sales. The improved results in 1998 compared to 1997 reflect the effects of the strengthening of the Thai baht and reduced start-up costs compared to 1997 when operations of certain affiliates in Brazil, Thailand and the PRC began.

Other Items

Combined selling and administrative and receivable securitization fees and product development expenses were $154.5 million, $133.2 million and $118.6 million for 1999, 1998 and 1997, respectively. Higher consolidated selling and administrative expenses in 1999 and 1998 (for a partial year) compared to 1997 were due partially to the additional costs associated with the plants acquired in August 1998, including salaries and interim administrative support. Also contributing to the increase were higher incentive compensation costs and, in 1999, a nonrecurring $4.7 million charge in the second quarter associated with an executive stock option grant which vested in April when the Company's closing stock price reached specified levels. Common stock was increased accordingly.

     In connection with the Acquisition, the Company refinanced approximately $521.9 million of its existing debt and, as a result, recorded a pretax charge for early extinguishment of the debt of approximately $19.9 million ($12.1 million after tax or 40 cents per share).

     Also, in 1998 the Company adopted SOP No. 98-5, "Reporting on the Costs of Start-Up Activities," in advance of its required 1999 implementation date. SOP No. 98-5 requires that costs of start-up activities and organizational costs, as defined, be expensed as incurred. In accordance with this statement, the Company recorded an after-tax charge to earnings of approximately $3.3 million (11 cents per share), retroactive to January 1, 1998, representing the cumulative effect of this change in accounting on prior years.

Financial Position, Liquidity and Capital Resources

Cash flows from operating activities were $306 million in 1999 compared to $387.1 million in 1998 and $143.5 million in 1997. The decrease in 1999 from 1998 was largely due to improved operating results and higher collections on receivables offset by higher inventories, primarily due to purchases of aluminum late in 1999 in anticipation of a price increase. The increase in 1998 compared to 1997 resulted primarily from improved operating results in North America and a reduction in the cash used for working capital.

     Capital expenditures, excluding effects of business acquisitions and dispositions, were $107 million, $84.2 million and $97.7 million in 1999, 1998 and 1997, respectively. Higher spending in 1999 compared to 1998 was primarily related to the Acquisition. Spending in 1997 included amounts to complete two new metal packaging plants in the PRC, as well as spending within Ball Asia Pacific Limited. In 2000 total capital spending and investments are anticipated to be approximately $150 million.

     Debt at December 31, 1999, decreased $159.9 million to $1,196.7 million from $1,356.6 million at year end 1998, while cash and temporary investments increased slightly. The reduction in debt was due largely to improved earnings and cash collections on receivables, partially offset by increased aluminum raw material inventories. Consolidated debt-to-total capitalization improved to
62.7 percent at December 31, 1999, from 67.7 percent at year end 1998.

     In connection with the Acquisition in 1998, the Company refinanced approximately $521.9 million of its existing debt and, as a result, recorded an after-tax extraordinary charge from the early extinguishment of debt of approximately $12.1 million (40 cents per share). The Acquisition and the refinancing, including related costs, were financed with a placement of $300 million in 7.75% Senior Notes due in 2006, $250 million in 8.25% Senior Subordinated Notes due in 2008 and approximately $808.2 million from a Senior Credit Facility. The Senior Credit Facility bears interest at variable rates and is comprised of four separate facilities: (1) Term Loan A for $350 million due in 2004, (2) Term Loan B for $200 million due in 2006, (3) a revolving credit facility which provides the Company with up to $650 million, comprised of a $150 million, 364-day annually renewable facility and a $450 million long-term committed facility expiring in 2004 and (4) a $50 million long-term committed Canadian facility. At December 31, 1999, approximately $585 million was available under the revolving credit facilities.

     All of the Senior Notes and Senior Subordinated Notes were exchanged as of January 27, 1999. The terms of the new notes are substantially identical in all respects (including principal amount, interest rate, maturity, ranking and covenant restrictions) to the terms of the notes for which they were exchanged except that the new notes are registered under the Securities Act of 1933, as amended, and therefore are not subject to certain restrictions on transfer except as described in the Prospectus for the Exchange Offer. The note agreements provide that if the new notes are assigned investment grade ratings and the Company is not in default, certain covenant restrictions will be suspended.

     The Senior Notes, Senior Subordinated Notes and Senior Credit Facility agreements are guaranteed on a full, unconditional and joint and several basis by certain of the Company's domestic wholly owned subsidiaries. All amounts outstanding under the Senior Credit Facility are secured by (1) a pledge of 100 percent of the stock owned by the Company of its direct and indirect majority-owned domestic subsidiaries and (2) a pledge of the Company's stock, owned directly or indirectly, of certain foreign subsidiaries which equals 65 percent of the stock of each such foreign subsidiary. Separate financial statements for the guarantor subsidiaries and the non-guarantor subsidiaries are not presented because management has determined that such financial statements would not be material to investors. Condensed, consolidating financial information for the Company, segregating the guarantor subsidiaries and non-guarantor subsidiaries, will be provided as a separate exhibit to the Company's Form 10-K for the year ended December 31, 1999.

     Ball's Asian  subsidiary  and its  consolidated  affiliates  had short-term
uncommitted   credit   facilities  of   approximately  $113  million,  of  which
$57.2 million was outstanding at December 31, 1999.

     The U.S. note agreements, bank credit agreement, ESOP debt guarantee and industrial development revenue bond agreements contain certain restrictions relating to dividends, investments, guarantees and the incurrence of additional indebtedness.

     A securitization agreement provides for the ongoing, revolving sale of a designated pool of trade accounts receivable of Ball's U.S. packaging businesses. In December 1998 the designated pool of receivables was increased to provide for sales of up to $125 million from the previous amount of $75 million. Net funds received from the sale of the accounts receivable totaled $122.5 million at both December 31, 1999, and 1998. Fees incurred in connection with the sale of accounts receivable totaled $7 million in 1999 and $4 million in each of 1998 and 1997.

     Cash dividends paid on common stock in 1999, 1998 and 1997 were 60 cents per share each year.

Financial and Derivative Instruments and Risk Management

The Company is subject to various risks and uncertainties due to the competitive nature of the industries in which it participates, its operations in developing markets outside the U.S., changing commodity prices and changing capital markets.

Policies and Procedures

In the ordinary course of business, the Company employs established risk management policies and procedures to reduce its exposure to commodity price changes, changes in interest rates, fluctuations in foreign currencies and the Company's common share repurchase program. The Company's objective in managing its exposure to commodity price changes is to limit the impact of raw material price changes on earnings and cash flow through arrangements with customers and suppliers and, at times, through the use of certain derivative instruments such as options and forward contracts designated as hedges. The Company's objective in managing its exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flow and to lower its overall borrowing costs. To achieve these objectives, the Company primarily uses interest rate swaps, collars and options to manage the Company's mix of floating and fixed-rate debt between a minimum and maximum percentage, which is set by policy. The Company's objective in managing its exposure to foreign currency fluctuations is to protect foreign cash flow and reduce earnings volatility associated with foreign exchange rate changes.

     Unrealized losses on foreign exchange forward contracts are recorded in the balance sheet as other current liabilities. Realized gains/losses from hedges are classified in the income statement consistent with accounting treatment of the item being hedged. The Company accrues the differential for interest rate swaps to be paid or received under these agreements as adjustments to interest expense over the lives of the swaps. Gains and losses upon the early termination of swap agreements are deferred in long-term liabilities and amortized as an adjustment to interest expense over the remaining term of the agreement.

     The Company has estimated its market risk exposure using sensitivity analysis. Market risk exposure has been defined as the changes in fair value of a derivative instrument assuming a hypothetical 10 percent adverse change in market prices or rates. The results of the sensitivity analysis are summarized below. Actual changes in market prices or rates may differ from hypothetical changes.

Commodity Price Risk

The Company primarily manages the commodity price risk in connection with market price fluctuations of aluminum by entering into customer sales contracts for cans and ends which include aluminum-based pricing terms which consider price fluctuations under its commercial supply contracts for aluminum purchases. The terms include "band" pricing where there is an upper and lower limit, a fixed price or only an upper limit to the aluminum component pricing. This matched pricing affects substantially all of the Company's North American metal beverage packaging net sales. The Company also, at times, uses certain derivative instruments such as option and forward contracts to hedge commodity price risk. At December 31, 1999, the Company had aluminum forward contracts with notional amounts of $163 million hedging the aluminum in the fixed price sales contracts. Forward contract agreements expire in less than one year and up to two years. The fair value of these contracts at December 31, 1999, was $2.1 million. At December 31, 1998, the Company did not have any outstanding commodity option or forward contracts.

     Considering the Company's commodity price exposures and the effects of derivative instruments, a hypothetical 10 percent change in commodity prices would not have a material impact on earnings, cash flow or financial position over a one-year period. Actual changes in market prices may differ from hypothetical changes.

Interest Rate Risk

Interest rate instruments held by the Company at December 31, 1999, and 1998, included pay-floating and pay-fixed interest rate swaps, interest rate collars and swaption contracts. Pay-fixed swaps effectively convert floating rate obligations to fixed-rate instruments. Pay-floating swaps effectively convert fixed-rate obligations to variable-rate instruments. Swap agreements expire in one to six years.

     Interest rate swap agreements outstanding at December 31, 1999, had notional amounts of $10 million at a floating rate and $475 million at a fixed rate, or a net fixed position of $465 million. At December 31, 1998, these agreements had notional amounts of $10 million at a floating rate and $528 million at a fixed rate, or a net fixed-rate position of $518 million. The Company also entered into an interest rate collar agreement in 1998 with a notional amount of $100 million.

     The related notional amounts of interest rate swaps and options serve as the basis for computing the cash flow under these agreements, but do not represent the Company's exposure through its use of these instruments. Although these instruments involve varying degrees of credit and interest risk, the counterparties to the agreements involve financial institutions which are expected to perform fully under the terms of the agreements.

     Based on the Company's interest rate exposure at December 31, 1999, assumed floating rate debt levels throughout 2000 and the effects of derivative instruments, a 10 percent change in interest rates could have an estimated $1.9 million after-tax impact on earnings over a one-year period. Actual results may vary based on actual changes in market prices and rates. The estimated impact over a one-year period was $2 million after tax as of December 31, 1998.

     The fair value of all non-derivative financial instruments approximates their carrying amounts with the exception of long-term debt. Rates currently available to the Company for loans with similar terms and maturities are used to estimate the fair value of long-term debt based on discounted cash flows. The fair value of derivatives generally reflects the estimated amounts that Ball would pay or receive upon termination of the contracts at December 31, 1999, and 1998, taking into account any unrealized gains and losses on open contracts.

                                                               1999                              1998
                                                   -----------------------------     -----------------------------
                                                     Carrying           Fair           Carrying           Fair
($ in millions)                                       Amount            Value           Amount            Value
                                                   ------------     ------------     ------------     ------------
Long-term debt                                       $1,139.5         $1,124.6         $1,286.0         $1,280.1
Unrealized net gain (loss) on derivative
   contracts relating to debt                             -                8.0              -               (1.5)

Exchange Rate Risk

The Company's foreign currency risk exposure results from fluctuating currency exchange rates, primarily the strengthening of the U.S. dollar against the Hong Kong dollar, Canadian dollar, Chinese renminbi, Thai baht and Brazilian real. The Company faces currency exposure that arises from translating the results of its global operations and maintaining U.S. dollar debt and payables. The Company uses forward contracts to manage its foreign currency exposures, and, as a result, gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets and liabilities. At December 31, 1999, the notional amount of the Company's foreign exchange risk management contracts, net of notional amounts of contracts with counterparties against which the Company has the legal right of offset, was $60 million. The fair value of these contracts as of December 31, 1999, was $(0.8) million.

     Considering the Company's derivative financial instruments outstanding at December 31, 1999, and the currency exposures, a hypothetical 10 percent unfavorable change in the exchange rates, compared to the U.S. dollar, could have an estimated $2 million after-tax detrimental impact on earnings over a one-year period. Actual changes in market prices or rates may differ from hypothetical changes. The estimated impact over a one-year period was $3 million after tax as of December 31, 1998.

     In January 1999, the Brazilian government changed its monetary policy, causing the Brazilian real to devalue. The after-tax effect of the currency devaluation did not have a significant impact on the Company's consolidated earnings. However, the Brazilian real continues to be volatile, and actual results may differ based on future events.

     In early July 1997, the government of Thailand changed its monetary policy to no longer peg the Thai baht to the U.S. dollar. As a result, the Company recorded a loss that year of $3.2 million, or 11 cents per share, comprised primarily of the unrealized loss attributable to approximately $23 million of U.S. dollar-denominated debt held by its 40 percent equity affiliate in Thailand.

Equity

In connection with the Company's share repurchase program, the Company sells put options which give the purchaser of those options the right to sell shares of the Company's common stock to the Company on specified dates at specified prices upon the exercise of those options. The put option contracts allow the Company to determine the method of settlement - cash or shares. As such, the contracts are considered equity instruments, and changes in the fair value are not recognized in the Company's financial statements. The Company's objective in selling put options is to lower the average purchase price of acquired shares in connection with the share repurchase program. During 1999 the Company received $1.3 million in premiums for these options. The premiums are shown as a reduction in treasury stock. As of December 31, 1999, there were put options outstanding for 200,000 shares, with strike prices ranging from $41 to $46.97 (the weighted average strike price was $44.77).

New Accounting Pronouncements

Statement of Position (SOP) No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," establishes new accounting and reporting standards for the costs of computer software developed or obtained for internal use and was effective for Ball in 1999. The adoption of SOP No. 98-1 did not have a significant impact on the Company's results on operations or financial condition in 1999.

     During the fourth quarter of 1998, Ball adopted SOP No. 98-5, "Reporting on the Costs of Start-Up Activities," in advance of its required 1999 implementation date. SOP No. 98-5 requires that costs of start-up activities and organizational costs, as defined, be expensed as incurred. In accordance with this statement, the Company recorded an after-tax charge to earnings of approximately $3.3 million (11 cents per share), retroactive to January 1, 1998, representing the cumulative effect of this change in accounting on prior years.

     Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," essentially requires all derivatives to be recorded on the balance sheet at fair value and establishes new accounting practices for hedge instruments. In June 1999 SFAS No. 137 was issued to defer the effective date of SFAS No. 133 by one year. As a result, SFAS No. 133 will not be effective for Ball until 2001. The effect, if any, of adopting this standard has not yet been determined.

Contingencies

Year 2000 Systems Review

Prior to January 1, 2000, many computer systems and other equipment with embedded chips or processors used only two digits to represent the year and, as a result, there was concern that the computer systems would be unable to process accurately certain data before, during or after the year 2000. This was commonly known as the Year 2000 issue which could have arisen at any point in the company's supply, manufacturing, processing, distribution and financial chains. As of February 2000, the Company can report that there have been no material adverse consequences or significant interruptions of normal operations as a result of Year 2000 problems.

     Over the course of the past several years, systems installations, upgrades and enhancements were performed by the Company in the ordinary course of business with attention given to Year 2000 matters. As a result, when the formal Year 2000 program was instituted in 1996, many of the Year 2000 matters potentially affecting the Company had either been resolved or were near resolution. The formal program was instituted to make the remaining software and systems Year 2000 compliant in time to minimize significant negative effects on operations and was divided into five major phases: (1) project initiation,
(2)  awareness,   (3)  assessment,   (4)  remediation   and   (5)  testing   and
implementation.

     The program also was divided into two major efforts: (1) corporate and the packaging segment (both North America and international) and (2) the aerospace and technologies segment. Within these two areas, the Company identified certain information technology systems as significant, which included manufacturing applications, financial systems, human resources systems, environmental control systems and quality systems, among others. All phases, including testing, were completed for all identified significant systems by December 31, 1999.

     The Company's foreign technology licensees and 50 percent or less joint ventures were provided with Ball's formal compliance program and encouraged to follow the North American procedures.

     Because most of the Company's efforts were initiated to address specific business requirements or to stay technologically current, it was difficult to quantify costs incurred solely in conjunction with the Year 2000 project. However, certain incremental costs of approximately $3 million were incurred and identified, including contractor assistance, the purchase of software to manage the project and software to check personal computer hardware and software compliance.

     Ball relies on third-party suppliers for raw materials, water, utilities, transportation, banking and other key services. The possibility of principal suppliers, including utilities, experiencing Year 2000-related problems could result in delays in product or service deliveries from such suppliers and disrupt the Company's ability to supply its products or services. To assess the risks associated with both customers and vendors not being ready, Ball assigned each supplier a level of importance (critical, important or not important). The Company provided "critical" and "important" third parties with questionnaires, all of which either responded or were interviewed by telephone as of December 31, 1999. "Critical" third parties were defined as those who are sole-source suppliers or who most likely would have an impact on Ball's ability to conduct business if interruptions of supplies occurred for less than 10 days. "Important" third parties were defined as those which would only have an impact on the Company's ability to conduct business if interruptions of supplies or services exceeded 10 days.

     Based on these procedures, as well as the Company's meetings with its larger customers, there was no indication that the third parties would not be Year 2000 compliant. However, neither the U.S. government nor the PRC government confirmed Year 2000 readiness.

     Prior to January 1, 2000, Ball was unable to determine the effect on the Company of the uncertainty inherent in the Year 2000 issue associated with the readiness of suppliers and customers. However, as of February 2000, the Company has not experienced any significant disruptions or adverse consequences related to supplier or customer preparedness.

     The Company developed contingency plans intended to mitigate the possible disruption of business operations that could result from third-party Year 2000 issues. Such plans include accelerating raw material delivery schedules, increasing finished goods inventory levels, securing alternate sources of supply, adjusting facility shutdown and start-up schedules and other appropriate measures. The Company's contingency planning was completed by the end of 1999. While it has not been necessary to implement the plans, they can be implemented should they be required in the future.

     A worst-case scenario for the Company with respect to the Year 2000 issue could have been the failure of either a critical vendor or the Company's manufacturing and information systems. Such failures could have resulted in production outages and lost sales and profits. As of February 2000, there have been no such failures.

     The discussion of the Company's efforts and management's expectations relating to Year 2000 compliance contains forward-looking statements. The Company's ability to achieve Year 2000 compliance and the level of associated incremental costs could be adversely impacted by, among other things, the possibility of suppliers and customers experiencing Year 2000-related disruptions, the U.S., PRC and other governments' readiness and unanticipated problems identified in the ongoing compliance program. However, as of February 2000, the Company does not believe that it will experience any material or significant interruptions in its normal operations as the result of Year 2000 compliance issues. The Company will continue to monitor and assess its systems and, where necessary, remediate Year 2000 compliance problems.

     The information contained herein regarding the Company's efforts to deal with the Year 2000 problem applies to all of the Company's products and services. Such statements are intended as Year 2000 Statements and Year 2000 Readiness Disclosures and are subject to the Year 2000 Information Readiness Disclosure Act.

Other

The Company is subject to various risks and uncertainties in the ordinary course of business due, in part, to the competitive nature of the industries in which Ball participates, its operations in developing markets outside the U.S., changing commodity prices for the materials used in the manufacture of its products and changing capital markets. Where practicable, the Company attempts to reduce these risks and uncertainties through the establishment of risk management policies and procedures, including, at times, the use of certain derivative financial instruments.

     The U.S. government is disputing the Company's claim to recoverability (by means of allocation to government contracts) of reimbursed costs associated with Ball's ESOP for fiscal years 1989 through 1995, as well as the corresponding prospective costs accrued after 1995. The government will not reimburse the Company for disputed ESOP expenses incurred or accrued after 1995. A deferred payment agreement for the costs reimbursed through 1995 was entered into between the government and Ball. On October 10, 1995, the Company filed its complaint before the Armed Services Board of Contract Appeals (ASBCA) seeking final adjudication of this matter. Trial before the ASBCA was conducted in January 1997. Since that time, the Defense Contract Audit Agency (DCAA) has issued a Draft Audit Report disallowing a portion of the Company's ESOP costs for 1994 through 1997 on the asserted basis that the Company's dividend contributions to the ESOP do not constitute allowable deferred compensation. The Draft Audit Report takes the position that the disallowance is not covered by the pending decision by the ASBCA. However, more recently, Ball's Corporate Administrative Contracting Officer has resolved the DCAA's disallowance in Ball's favor and has incorporated this favorable resolution into a Memorandum of Agreement with Ball to close out cost claims for years 1994 through 1997. While the outcome of the trial is not yet known, the Company's information at this time does not indicate that this matter will have a material adverse effect upon the liquidity, results of operations or financial condition of the Company.

     From time to time, the Company is subject to routine litigation incident to its business. Additionally, the U.S. Environmental Protection Agency has designated Ball as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. However, the Company's information at this time does not indicate that these matters will have a material adverse effect upon the liquidity, results of operations or financial condition of the Company.

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

Forward-Looking Statements

The Company has made certain forward-looking statements in this annual report relating to market growth, increases in market shares, total shareholder return, improved earnings, positive cash flow, technology upgrades and international market expansion, among others. These forward-looking statements represent the Company's goals and are based on certain assumptions and estimates regarding the worldwide economy, specific industry technological innovations, industry competitive activity, interest rates, capital expenditures, pricing, currency movements, product introductions, and the development of certain domestic and international markets. Some factors that could cause the Company's actual results or outcomes to differ materially from those discussed in the forward-looking statements include, but are not limited to, fluctuation in customer growth and demand; the weather; fuel costs and availability; regulatory action; federal and state legislation; interest rates; labor strikes; boycotts; litigation involving antitrust, intellectual property, consumer and other issues; maintenance and capital expenditures; local economic conditions; the authorization and control over the availability of government contracts and the nature and continuation of those contracts and related services provided thereunder; the success or lack of success of satellite launches and the businesses and governments associated with the launches; the devaluation of international currencies; the ability to obtain adequate credit resources for foreseeable financing requirements of the Company's businesses; the inability of the Company to achieve Year 2000 readiness; and, the ability of the Company to acquire other businesses. If the Company's assumptions and estimates are incorrect, or if it is unable to achieve its goals, then the Company's actual performance could vary materially from those goals expressed or implied in the forward-looking statements.

Five-Year Review of Selected Financial Data
Ball Corporation and Subsidiaries

-------------------------------------------    ------------    ------------    ------------    ------------    ------------
($ in millions, except per share amounts)          1999            1998            1997            1996            1995
-------------------------------------------    ------------    ------------    ------------    ------------    ------------
Net sales                                        $3,584.2        $2,896.4        $2,388.5        $2,184.4        $2,045.8
Earnings (loss) from:
   Continuing operations (1)                        104.2            32.0            58.3            13.1            51.9
   Discontinued operations                            -               -               -              11.1           (70.5)
Earnings (loss) before cumulative effect
   of accounting change                             104.2            32.0            58.3            24.2           (18.6)
Extraordinary item, net of tax                        -             (12.1)            -               -               -
Cumulative effect of accounting
   change, net of tax                                 -              (3.3)            -               -               -
Net earnings (loss)  (1)                            104.2            16.6            58.3            24.2           (18.6)
Preferred dividends, net of tax                      (2.7)           (2.8)           (2.8)           (2.9)           (3.1)
Earnings (loss) attributable to common
   shareholders                                    $101.5           $13.8           $55.5           $21.3          $(21.7)
Return on average common shareholders'
   equity                                            16.2%            2.3%            9.3%            3.7%           (3.7)%
-------------------------------------------    ------------    ------------    ------------    ------------    ------------
Earnings per common share:
   Earnings (loss) from:
     Continuing operations (1)                      $3.36           $0.96           $1.84           $0.34           $1.63
     Discontinued operations                         -               -               -               0.36           (2.35)
   Earnings (loss) before extraordinary
     item and cumulative effect of
     accounting change                               3.36            0.96            1.84            0.70           (0.72)
   Extraordinary item, net of tax                    -              (0.40)           -               -               -
   Cumulative effect of accounting
     change,   net of tax (2)                        -              (0.11)           -               -               -
   Earnings (loss) per common share                 $3.36           $0.45           $1.84           $0.70          $(0.72)
   Cash dividends                                    0.60            0.60            0.60            0.60            0.60
   Book value                                       21.97           19.52           20.23           19.22           18.84
   Market value                                     39 3/8          45 3/4          35 3/8          26 1/4          27 3/4
Annual return to common shareholders (3)           (12.7)%          31.4%           37.4%           (3.2)%         (10.2)%
Weighted average common shares
   outstanding (000s)                               30,170          30,388          30,234          30,314          30,024
-------------------------------------------    ------------    ------------    ------------    ------------    ------------
Diluted earnings (loss) per share:
   Earnings (loss) from: (4)
     Continuing operations (1)                      $3.15           $0.91          $1.74           $0.34           $1.54
     Discontinued operations                         -               -              -               0.34           (2.18)
   Earnings (loss) before extraordinary
     item and cumulative effect of
     accounting change                               3.15            0.91           1.74            0.68           (0.64)
   Extraordinary item, net of tax                    -              (0.37)          -               -               -
   Cumulative effect of accounting
     change, net of tax (2)                          -              (0.10)          -               -               -
   Diluted earnings (loss) per share                $3.15           $0.44          $1.74           $0.68          $(0.64)
Diluted weighted average common
   shares outstanding (000s)                       32,450          32,592         32,311          32,335          32,312
-------------------------------------------    ------------    ------------    ------------    ------------    ------------
Property, plant and equipment additions            $107.0           $84.2          $97.7          $196.1          $178.9
Depreciation and amortization                       162.9           145.0          117.5            93.5            78.7
Total assets                                      2,732.1         2,854.8        2,090.1         1,700.8         1,614.0
Total interest bearing debt and capital
   lease obligations (5)                          1,196.7         1,356.6          773.1           582.9           475.4
Common shareholders' equity                         655.2           594.6          611.3           586.7           567.5
Total capitalization (5)                          1,907.3         2,003.2        1,459.0         1,194.3         1,064.1
Debt-to-total capitalization (5)                     62.7%           67.7%          53.0%           48.8%           44.7%
-------------------------------------------    ------------    ------------    ------------    ------------    ------------

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

Quarterly Stock Prices and Dividends

Quarterly prices for the Company's common stock, as reported on the composite tape, and quarterly dividends in 1999 and 1998 were:

              1999                                                 1998
               1st          2nd          3rd          4th           1st          2nd          3rd          4th
             Quarter      Quarter      Quarter      Quarter       Quarter      Quarter      Quarter      Quarter
             -------      -------      -------      -------       -------      -------      -------      -------
High        46 15/16      59 1/8       52 7/16      44 1/4       35 11/16      40 15/16    47 15/16      46 1/8
Low          39 1/4       42 1/4       42 9/16      35 3/8       29 13/16      32 3/8       28 5/8      28 15/16
Dividends      .15          .15          .15          .15           .15          .15          .15          .15