Form 10-K, Exhibit 13
period 2000-12-31
BALL CORP
filed 2001-03-30
CIK 9389

                                                                                                   Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Ball Corporation and Subsidiaries

Management's discussion and analysis should be read in conjunction with the consolidated financial statements and the accompanying notes. Ball Corporation and subsidiaries are referred to collectively as "Ball" or "the company" or "we" and "our" in the following discussion and analysis.

Consolidated Sales and Earnings

Ball's operations are organized along its product lines and include two segments - the packaging segment and the aerospace and technologies segment.

Packaging Segment

The packaging segment includes metal and PET (polyethylene terephthalate) plastic containers, primarily used in beverage and food packaging. Our packaging operations are located in and serve North America (the U.S. and Canada) and Asia, primarily the People's
Republic of China (PRC). Packaging segment sales were flat compared to 1999. Operating margins, excluding the business consolidation charge in 2000, were slightly improved compared to 1999 with improved production efficiencies and cost reductions being partially offset by price/cost compression. Packaging segment sales were up significantly in 1999 compared to 1998, largely the result of the incremental business from an acquisition of beverage can manufacturing assets in the second half of 1998.

North American metal beverage container sales, which represented approximately 68 percent of segment sales in 2000, decreased
3 percent in comparison to 1999. The decrease in 2000 compared to 1999 was due to lower shipments, partially offset by higher aluminum prices passed through to customers. At the end of the second quarter, we ceased production at one of our beverage can manufacturing facilities due to industry overcapacity and unattractive pricing. In addition, a manufacturing line in British Columbia ceased production near the end of 2000, for which a provision was made as part of the second quarter business consolidation charge. During the first quarter of 2000, we closed an acquired aluminum beverage can plant in Tampa and began operation of a new, high-speed production line in our other Tampa plant. The sales increase in 1999 compared to 1998 was due to the additional sales volume from the plants acquired in a 1998 beverage can manufacturing acquisition. Based on publicly available industry information, we estimate that shipments in 2000 for our metal beverage container product line were approximately 32 percent of total U.S. and Canadian shipments.

North American metal food container sales, which comprised approximately 17 percent of segment sales in 2000, increased 10 percent over 1999 and 14 percent over 1998. The increase in 2000 was the result of volume gains, including sales to our joint venture partner, ConAgra Grocery Products Company. The 1999 increase was due to stronger sales in seasonal and nonseasonal lines, with the
Pacific salmon catch and the harvest in the Midwest both higher year over year. In 1999 shipments from the metal food container product line exceeded five billion units for the first time. We estimate our 2000 shipments of 5.3 billion units to be approximately
18 percent of total U.S. and Canadian metal food container shipments, based on publicly available industry information.

During the second quarter of 2000, Ball and ConAgra Grocery Products Company formed a joint venture food can manufacturing company,
Ball Western Can Company. Ball receives management fees and accounts for the results of its 50 percent-owned investment under the equity method.

Sales in the plastic container product line, which comprised approximately 8 percent of segment sales in 2000, have increased steadily over the last three years. Plastic container sales in 2000 exceeded 1999 by approximately 4 percent, which exceeded 1998 by approximately 9 percent. The 2000 increase was due to the pass-through of higher resin prices, while the 1999 increase was due to higher sales volumes. The sales mix continues to be weighted heavily toward carbonated soft drink and water containers. Plastic beer containers are being tested by several of our customers and we are developing plastic containers for the single serve juice market.

International packaging sales are comprised of the sales within the PRC as well as revenues from technical services provided to Ball licensees. International packaging sales decreased approximately 2 percent in the PRC in 2000 compared to 1999, which was lower than
1998 by 5 percent. The closure of two plants in the PRC during the first quarter of 1999 contributed to the lower sales in that year.
Sales and operating margins within the PRC continue to be affected negatively by a soft metal beverage container market combined with industry overcapacity.

Aerospace and Technologies Segment

The aerospace and technologies segment had lower sales in 2000 compared to 1999 as a result of the completion of some programs and delays in the start-up and funding of new programs. Despite the decrease in sales, earnings in 2000 were higher as a result of the favorable settlement regarding costs associated with the company's ESOP as well as better than anticipated margins at the completion of certain contracts. Sales increased in 1999 in comparison to 1998 as a result of increased program activity. Earnings in 1999 were lower due in part to costs to develop antennas for wireless personal communications systems that employ Ball technology.

Sales to the U.S. government, either as a prime contractor or as a subcontractor, represented approximately 85 percent, 86 percent and 90 percent of segment sales in 2000, 1999 and 1998, respectively. Major industry trends have not changed significantly, with
Department of Defense and NASA budgets remaining relatively flat. However, there is a growing worldwide market for commercial space activities. Consolidation in the industry continues, and there is strong competition for business. Backlog for the aerospace and technologies segment at December 31, 2000 and 1999, was approximately $351 million and $346 million, respectively. Year-to-year comparisons of backlog are not necessarily indicative of the trend of future operations.

For additional information regarding the company's segments, see the summary of business segment information in Note 2 accompanying the consolidated financial statements.

Selling and Administrative Expenses

Selling and administrative expenses were $141.9 million, $140.9 million and $119.4 million for 2000, 1999 and 1998, respectively.
Higher consolidated selling and administrative expenses in 1999 compared to 1998 were due partially to the additional costs associated with the plants acquired in August 1998, including salaries and interim administrative support. Also contributing to the increase were higher performance-based incentive compensation costs and, in 1999, a nonrecurring $4.7 million charge in the second quarter associated with an executive stock option grant which vested in April when the company's closing stock price reached specified levels. Excluding the $4.7 million stock option compensation charge in 1999, higher selling and administrative expenses in
2000 included increases in compensation and related costs.

Interest and Taxes

Consolidated interest expense was $95.2 million in 2000 compared to $107.6 million in 1999 and $78.6 million in 1998. The 2000 decrease is attributable to a lower level of average borrowings during the year, as well as increased capitalization of interest, largely in connection with our Tampa plant expansion, offset by higher short-term interest rates. We maintained a higher percentage of long-term debt at lower fixed rates in 2000 as a result of fixing certain previously floating rate debt through the use of derivative instruments. The increase in 1999 interest costs over 1998 was attributable to a full year of the higher debt levels associated with the August 1998 beverage can acquisition.

Ball's consolidated effective income tax rate was 37.6 percent in 2000 compared to 37.9 percent in 1999 and 32.2 percent in 1998. The slightly lower effective income tax rate in 2000 is primarily the result of the favorable resolution during the year of certain prior years' federal and state tax matters, partially offset by nondeductible goodwill included in the second quarter charge for business consolidation costs.

The higher tax rate for 1999 compared to 1998 is related to the phase-in effects of the previously reported 1996 legislated changes in the tax treatment of the costs of company-owned life insurance, the impact of a full year of goodwill amortization related to the book and tax basis differences of acquired assets and liabilities and the favorable settlement in 1998 of various issues with taxing authorities, all of which were partially offset by the effects of foreign operations.

Minority Interests and Results of Equity Affiliates

Minority interests' share of losses was $1 million for 2000, compared to their share of income of $1.9 million in 1999 and their share of losses of $7.9 million in 1998. The losses in 2000 and 1998 reflect the minority share of the charges for plant closures in the PRC recorded in those years.

Equity in the earnings of affiliates is attributable to investments in the PRC, Thailand and Brazil. Results were losses of
$3.9 million in 2000 and $0.2 million in 1999 and income of $5.6 million in 1998. Brazil's losses in 2000 were the result of unfavorable currency hedging transactions, while losses in the PRC reflect the continued effects of excess capacity in the industry, coupled with higher metal costs relative to the previous year and the impact of business consolidation costs. Thailand incurred a small loss in both 2000 and 1999.

Other Items

The company recorded an $83.4 million pretax charge ($55 million after tax, minority interests and equity earnings impacts, or $1.77 per diluted share) in the second quarter for packaging business consolidation and investment exit activities. The charge includes costs associated with the permanent closure of a beverage can manufacturing facility in the U.S., the elimination of food and beverage can manufacturing capacity at two locations in Canada, the consolidation of production capacity in the PRC and the write-down to net realizable value of an investment in a Russian beverage can manufacturing joint venture. These actions, which are expected to be completed during 2001, are largely the result of improved operating efficiencies throughout our packaging business and are consistent with our strategy to keep manufacturing costs low. Additional details about the business consolidation and investment exit activities are provided in Note 3 to the consolidated financial statements.

Also during the second quarter, we favorably resolved certain state and federal tax matters related to prior years that reduced the overall tax provision by $2.3 million (7 cents per diluted share).

On April 3, 2000, the Armed Services Board of Contract Appeals sustained our claim to recoverability of costs associated with our
Employee Stock Ownership Plan for fiscal years beginning in 1989, and the time frame for the U.S. government to file an appeal expired in August. As a result, in the third quarter we recognized earnings of approximately $7 million ($4.3 million after tax or
14 cents per diluted share) related to this matter.

In connection with a beverage can manufacturing acquisition in 1998, the company provided $51.3 million in the opening balance sheet for the costs of integrating the acquired business, which included the closure of a headquarters facility and three plants. The employees have been terminated, and the former headquarters facility and two of the three plants have been sold. The third plant and certain equipment remain for sale. Additional details about the acquisition are provided in Note 4 to the consolidated financial statements.

Also in connection with the acquisition, we refinanced $521.9 million of our existing debt and, as a result, recorded a pretax charge for early extinguishment of the debt of $19.9 million ($12.1 million after tax or 37 cents per diluted share).

During the fourth quarter of 1998, the company announced the closure of two of its plants located in the PRC and removed from service manufacturing equipment at a third plant. The actions resulted in a $56.2 million, largely noncash, charge in 1998, primarily for the write-down to net realizable value of fixed assets, goodwill and other assets. Also in 1998 we relocated our corporate headquarters to an existing company-owned building in Broomfield, Colorado. In connection with the relocation, which has been completed, the company recorded a pretax charge in 1998 of $17.7 million, primarily for employee-related costs.

In 1998 the company also adopted SOP No. 98-5, "Reporting on the Costs of Start-Up Activities," in advance of its required 1999 implementation date. SOP No. 98-5 requires that costs of start-up activities and organizational costs, as defined, be expensed as incurred. In accordance with this statement, we recorded an after-tax charge to earnings of $3.3 million (11 cents per share), retroactive to January 1, 1998, representing the cumulative effect of this change in accounting on prior years.

Financial Condition, Liquidity and Capital Resources

Cash flows from operating activities were $176.5 million in 2000 compared to $306 million in 1999 and $387.1 million in 1998. The decrease in 2000 from 1999 was the result of higher accounts receivable and inventory balances, partially offset by higher earnings, excluding the business consolidation charge. The decrease in 1999 from 1998 was due to improved operating results and higher collections on receivables offset by higher inventories, primarily due to purchases of aluminum late in 1999 in anticipation of a price increase. Additionally, free cash flow has increased accordingly.

Free cash flow is the cash remaining from operations before working capital changes, reduced by capital spending and dividends, and is used to pay down debt, repurchase shares and finance working capital. We focus on increasing free cash flow to achieve our primary objective of maximizing shareholder value over time. The consolidated statements of our cash flows are summarized as follows:

($ in millions)                                                    2000             1999            1998
                                                              -------------     ------------    ------------
Operating cash flows                                           $    176.5        $   306.0       $   387.1
Working capital changes                                             130.1              1.5          (159.5)
Capital spending                                                    (98.7)          (107.0)          (84.2)
Dividends                                                           (21.6)           (22.5)          (22.7)
                                                              -------------     ------------    ------------
   Free cash flow                                                   186.3            178.0           120.7

Business acquisitions                                                 -                -            (838.4)
Debt borrowings (repayments)                                        (48.0)          (151.1)          619.3
Share repurchases, net of issuances                                 (60.9)           (35.5)           (3.4)
Working capital changes                                            (130.1)            (1.5)          159.5
Other                                                                42.5             11.9           (49.2)
                                                              -------------     ------------    ------------
   Net change in cash and temporary investments                $    (10.2)       $     1.8       $     8.5
                                                              =============     ============    ============

Capital expenditures, excluding effects of business acquisitions and dispositions, were $98.7 million, $107 million and $84.2 million in 2000, 1999 and 1998, respectively. Higher spending in 1999 compared to 1998 was largely related to the additional plants acquired in 1998. Capital spending is expected to be approximately $100 million in 2001.

Debt at December 31, 2000, decreased $59.4 million to $1,137.3 million from $1,196.7 million at year end 1999, while cash and temporary investments were reduced slightly. Consolidated debt-to-total capitalization improved to 62 percent at December 31, 2000, from 62.7 percent at year end 1999.

Debt includes $300 million of 7.75% Senior Notes due in 2006, $250 million of 8.25% Senior Subordinated Notes due in 2008 and borrowings under a Senior Credit Facility, which bear interest at variable rates. At December 31, 2000, $559 million was available under the revolving credit facility portion of the Senior Credit Facility.

Ball Asia Pacific Holdings Limited and its consolidated subsidiaries had short-term uncommitted credit facilities of approximately
$110 million at the end of the year, of which $58.5 million was outstanding at December 31, 2000.

A receivables sales agreement provides for the ongoing, revolving sale of a designated pool of trade accounts receivable of Ball's
U.S. packaging operations, up to $125 million. Net funds received from the sale of the accounts receivable totaled $122.5 million at
December 31, 2000 and 1999.

The company was not in default of any loan agreement at December 31, 2000, and has met all payment obligations. The U.S. note agreements, bank credit agreement, ESOP debt guarantee and industrial development revenue bond agreements contain certain restrictions relating to dividends, investments, guarantees and the incurrence of additional indebtedness.

Additional details about the company's receivables sales agreement and debt are available in Notes 5 and 9, respectively, accompanying the consolidated financial statements.

Cash dividends paid on common stock in 2000, 1999 and 1998 were 60 cents per share each year.

Financial Instruments and Risk Management

In the ordinary course of business, we employ established risk management policies and procedures to reduce our exposure to commodity price changes, changes in interest rates, fluctuations in foreign currencies and the company's common share repurchase program.

We have estimated our market risk exposure using sensitivity analysis. Market risk exposure has been defined as the changes in fair value of a derivative instrument assuming a hypothetical 10 percent adverse change in market prices or rates. The results of the sensitivity analysis are summarized below. Actual changes in market prices or rates may differ from hypothetical changes.

Commodity Price Risk

We primarily manage our commodity price risk in connection with market price fluctuations of aluminum by entering into customer sales contracts for cans and ends, which include aluminum-based pricing terms that consider price fluctuations under our commercial supply contracts for aluminum purchases. The terms include "band" pricing where there is an upper and lower limit, a fixed price or only an upper limit to the aluminum component pricing. This matched pricing affects substantially all of our North American metal beverage packaging net sales. We also, at times, use certain derivative instruments such as option and forward contracts to hedge commodity price risk.

Considering the effects of derivative instruments, the market's ability to accept price increases and the company's North American and international commodity price exposures to aluminum, a hypothetical 10 percent adverse change in the company's North American and international aluminum prices could have an estimated $1.9 million impact on earnings over a one-year period. Considering the same factors, a hypothetical 10 percent adverse change in the prices of steel and resin could have an estimated $4.7 million impact on earnings over the same period. Actual results may vary based on actual changes in market prices and rates.

Interest Rate Risk

Our objective in managing exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we use a variety of interest rate swaps, collars and options to manage our mix of floating and fixed-rate debt. Interest rate instruments held by the company at December 31, 2000 and
1999, included pay-floating and pay-fixed interest rate swaps, interest rate caps and swaption contracts. Pay-fixed swaps effectively convert floating rate obligations to fixed rate instruments. Pay-floating swaps effectively convert fixed-rate obligations to variable rate instruments. Swap agreements expire at various times up to five years.

The related notional amounts of interest rate swaps and options serve as the basis for computing the cash flow under these agreements but do not represent our exposure through the use of these instruments. Although these instruments involve varying degrees of credit and interest risk, the counter parties to the agreements involve financial institutions, which are expected to perform fully under the terms of the agreements.

Based on our interest rate exposure at December 31, 2000, assumed floating rate debt levels throughout 2001 and the effects of derivative instruments, a 10 percent change in interest rates could have an estimated $2.3 million impact on earnings over a one-year period. Actual results may vary based on actual changes in market prices and rates.

Exchange Rate Risk

Our objective in managing exposure to foreign currency fluctuations is to protect foreign cash flow and reduce earnings volatility associated with foreign exchange rate changes. Our primary foreign currency risk exposures result from the strengthening of the U.S.
dollar against the Hong Kong dollar, Canadian dollar, Chinese renminbi, Thai baht and Brazilian real. We face currency exposures that arise from translating the results of our global operations and maintaining U.S. dollar debt and payables in foreign countries. We primarily use forward contracts to manage our foreign currency exposures and, as a result, gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets and liabilities.

Considering the company's derivative financial instruments outstanding at December 31, 2000, and the currency exposures, a hypothetical 10 percent unfavorable change in the exchange rates compared to the U.S. dollar could have an estimated $7.4 million impact on earnings over a one-year period. Actual changes in market prices or rates may differ from hypothetical changes.

Equity

In connection with the company's ongoing share repurchase program, the company sells put options which give the purchaser of those options the right to sell shares of the company's common stock to the company on specified dates at specified prices upon the exercise of those options. The put option contracts allow us to determine the method of settlement, either in cash or shares. As such, the contracts are considered equity instruments and changes in the fair value are not recognized in the company's financial statements. Our objective in selling put options is to lower the average purchase price of acquired shares in connection with the share repurchase program.

In 2000 the company entered into a forward share repurchase agreement to purchase shares of the company's common stock. During the year we purchased 580,300 shares under the agreement at an average price of $34.50, and in January 2001 we purchased the 510,500 shares remaining under the agreement at an average price of $35.16.

New Accounting Pronouncement

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, an amendment of SFAS 133, essentially require all derivatives to be recorded on the balance sheet at fair value and establish new accounting practices for hedge instruments. In connection with the adoption of these statements, which became effective for Ball on January 1, 2001, we expect the cumulative earnings effect of this change in accounting to be insignificant.

For information regarding other recent accounting pronouncements, see Note 1 to the consolidated financial statements.

Contingencies

The company is subject to various risks and uncertainties in the ordinary course of business due, in part, to the competitive nature of the industries in which we participate, our operations in developing markets outside the U.S., changing commodity prices for the materials used in the manufacture of our products and changing capital markets. Where practicable, we attempt to reduce these risks and uncertainties through the establishment of risk management policies and procedures, including, at times, the use of derivative financial instruments as explained above.

From time to time, the company is subject to routine litigation incident to its business. Additionally, the U.S. Environmental
Protection Agency has designated Ball as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. Our information at this time does not indicate that these matters will have a material adverse effect upon the liquidity, results of operations or financial condition of the company.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future events could affect these estimates.

The U.S. economy and the company have experienced minor general inflation during the past several years. Management believes that evaluation of Ball's performance during the periods covered by these consolidated financial statements should be based upon historical financial statements.

Forward-Looking Statements

We have made certain forward-looking statements in this annual report. These forward-looking statements represent goals and are based on certain assumptions and estimates regarding the worldwide economy, specific industry technological innovations, industry capacity and competitive activity, interest rates, capital expenditures, pricing, currency movements, product introductions, and the development of certain domestic and international markets. Some factors that could cause our actual results or outcomes to differ materially from those discussed in the forward-looking statements include, but are not limited to, fluctuation in customer growth and demand; the weather; vegetable and fish yields; fuel and energy costs and availability; regulatory action; federal and state legislation; interest rates; labor strikes; boycotts; litigation involving antitrust, intellectual property, consumer and other issues; maintenance and capital expenditures; local economic conditions; the authorization and control over the availability of government contracts and the nature and continuation of those contracts and related services provided thereunder; the success or lack of success of satellite launches and the businesses and governments associated with the launches; the fluctuation of international currencies; the ability to obtain adequate credit resources for foreseeable financing requirements of our businesses; and the ability of the company to acquire or divest of other businesses. If our assumptions and estimates are incorrect, or if we are unable to achieve our goals, then actual performance could vary materially from goals expressed or implied in forward-looking statements.

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

The board of directors oversees management's administration of company reporting practices, internal controls and the preparation of the consolidated financial statements with the assistance of its audit committee, which is subject to regulation by the Securities and Exchange Commission and the New York Stock Exchange (the Exchange). The board of directors has adopted an audit committee charter that governs the work of the audit committee and meets the requirements of the Exchange.

R. David Hoover                                      Raymond J. Seabrook
President and Chief Executive Officer                Senior Vice President and Chief Financial Officer

Report of Independent Accountants
To the Board of Directors and Shareholders
Ball Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of shareholders' equity and comprehensive earnings present fairly, in all material respects, the financial position of Ball Corporation and its subsidiaries at December 31, 2000, and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Denver, Colorado
January 24, 2001

Consolidated Statements of Earnings
Ball Corporation and Subsidiaries

                                                                       Years ended December 31,
                                                           -----------------------------------------------
($ in millions, except per share amounts)                       2000             1999             1998
----------------------------------------------------------------------------------------------------------
Net sales                                                     $3,664.7         $3,707.2         $2,995.7
----------------------------------------------------------------------------------------------------------
Costs and expenses
   Cost of sales (excluding depreciation and amortization)     3,064.1          3,111.0          2,537.7
   Depreciation and amortization (Notes 7 and 8)                 159.1            162.9            145.0
   Business consolidation costs and other (Note 3)                76.4              -               73.9
   Selling and administrative                                    141.9            140.9            119.4
   Receivable securitization fees and product development
      (Note 5)                                                    14.1             13.6             13.8
                                                           -------------    -------------    -------------
                                                               3,455.6          3,428.4          2,889.8
----------------------------------------------------------------------------------------------------------
Earnings before interest and taxes                               209.1            278.8            105.9
----------------------------------------------------------------------------------------------------------
Interest expense (Note 9)                                         95.2            107.6             78.6
                                                           -------------    -------------     ------------
Earnings before taxes                                            113.9            171.2             27.3
Provision for taxes (Note 11)                                    (42.8)           (64.9)            (8.8)
Minority interests                                                 1.0             (1.9)             7.9
Equity in net results of affiliates                               (3.9)            (0.2)             5.6
                                                           -------------    -------------    -------------
Earnings before extraordinary item and accounting change          68.2            104.2             32.0
Early debt extinguishment costs, net of tax                        -                -              (12.1)
Cumulative effect of accounting change for start-up
   costs, net of tax                                               -                -               (3.3)
                                                           -------------    -------------    -------------
Net earnings                                                      68.2            104.2             16.6
   Preferred dividends, net of tax                                (2.6)            (2.7)            (2.8)
----------------------------------------------------------------------------------------------------------
Earnings attributable to common shareholders                  $   65.6         $  101.5         $   13.8
----------------------------------------------------------------------------------------------------------
Basic earnings per share before extraordinary item and
   accounting change (Note 14)                                $    2.26        $    3.36        $    0.96
Early debt extinguishment costs, net of tax                        -                -               (0.40)
Cumulative effect of accounting change for start-up
   costs, net of tax                                               -                -               (0.11)
                                                           -------------    -------------    -------------
Basic earnings per share                                      $    2.26        $    3.36        $    0.45
                                                           =============    =============    =============
Diluted earnings per share before extraordinary item and
   accounting change (Note 14)                                $    2.14        $    3.15        $    0.91
Early debt extinguishment costs, net of tax                        -                -               (0.37)
Cumulative effect of accounting change for start-up costs,
   net of tax                                                      -                -               (0.10)
                                                           -------------    -------------    -------------
Diluted earnings per share                                    $    2.14        $    3.15        $    0.44
                                                           =============    =============    =============

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets
Ball Corporation and Subsidiaries

                                                                                      December 31,
                                                                              --------------------------
($ in millions)                                                                   2000          1999
                                                                              ------------  ------------
Assets
Current assets
   Cash and temporary investments                                              $     25.6    $     35.8
   Receivables, net (Note 5)                                                        230.2         220.2
   Inventories, net (Note 6)                                                        627.5         565.9
   Deferred taxes and prepaid expenses (Note 11)                                     86.0          73.9
                                                                              ------------  ------------
      Total current assets                                                          969.3         895.8

Property, plant and equipment, net (Note 7)                                       1,003.7       1,121.2
Goodwill and other assets (Notes 4 and 8)                                           676.8         715.1
                                                                              ------------  ------------
      Total Assets                                                             $  2,649.8    $  2,732.1
                                                                              ============  ============
Liabilities and Shareholders' Equity
Current liabilities
   Short-term debt and current portion of long-term debt (Note 9)              $    125.7    $    104.0
   Accounts payable                                                                 332.1         345.5
   Accrued employee costs and other current liabilities                             201.3         220.6
                                                                              ------------  ------------
      Total current liabilities                                                     659.1         670.1

Long-term debt (Note 9)                                                           1,011.6       1,092.7
Employee benefit obligations, deferred taxes and other liabilities
   (Notes 11 and 12)                                                                281.8         258.7
                                                                              ------------  ------------
      Total liabilities                                                           1,952.5       2,021.5
                                                                              ------------  ------------
Contingencies (Note 17)
Minority interests                                                                   14.9          19.7
                                                                              ------------  ------------
Shareholders' Equity (Note 13)
   Series B ESOP Convertible Preferred Stock                                         53.4          56.2
   Unearned compensation - ESOP                                                     (10.6)        (20.5)
                                                                              ------------  ------------
      Preferred shareholder's equity                                                 42.8          35.7
                                                                              ------------  ------------
   Common stock (36,773,381 shares issued - 2000;
      35,849,778 shares issued - 1999                                               443.9         413.0
   Retained earnings                                                                529.3         481.2
   Accumulated other comprehensive loss                                             (29.7)        (26.7)
      Treasury stock, at cost (8,724,380 shares - 2000;
         6,032,651 shares - 1999)                                                  (303.9)       (212.3)
                                                                              ------------  ------------
      Common shareholders' equity                                                   639.6         655.2
                                                                              ------------  ------------
      Total shareholders' equity                                                    682.4         690.9
                                                                              ------------  ------------
      Total Liabilities and Shareholders' Equity                               $  2,649.8    $  2,732.1
                                                                              ============  ============

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows
Ball Corporation and Subsidiaries

                                                                              Years ended December 31,
                                                                  -----------------------------------------------
($ in millions)                                                       2000              1999             1998
                                                                  ------------      ------------     ------------

Cash Flows from Operating Activities
Net earnings                                                        $  68.2           $ 104.2          $  16.6
Noncash charges to net earnings:
   Depreciation and amortization                                      159.1             162.9            145.0
   Deferred taxes                                                       9.8              34.3             (7.6)
   Business consolidation costs net of related equity and
      minority interest effects                                        81.3               -               60.9
   Early debt extinguishment costs                                      -                 -               19.9
   Other, net                                                         (11.8)              6.1             (7.2)
Working capital changes, excluding effects of
   acquisitions and dispositions:
   Receivables                                                         (9.8)             53.5             93.9
   Inventories                                                        (73.8)            (49.1)            27.7
   Accounts payable                                                   (12.5)             (5.1)            54.7
   Other, net                                                         (34.0)             (0.8)           (16.8)
                                                                  ------------      ------------     ------------
      Net cash provided by operating activities                       176.5             306.0            387.1
                                                                  ------------      ------------     ------------
Cash Flows from Investing Activities
   Additions to property, plant and equipment                         (98.7)           (107.0)           (84.2)
   Acquisitions, net of cash acquired                                   -                 -             (838.4)
   Incentive loan receipts                                             17.4               7.6              -
   Other, net                                                          28.8               6.7              7.5
                                                                  ------------      ------------     ------------
      Net cash used in investing activities                           (52.5)            (92.7)          (915.1)
                                                                  ------------      ------------     ------------
Cash Flows from Financing Activities
   Long-term borrowings                                                 -                23.1          1,180.4
   Repayments of long-term borrowings                                 (50.9)           (161.0)          (357.8)
   Change in short-term borrowings                                      2.9             (13.2)          (203.3)
   Debt issuance costs                                                  -                 -              (28.9)
   Debt prepayment costs                                                -                 -              (17.5)
   Common and preferred dividends                                     (21.6)            (22.5)           (22.7)
   Proceeds from issuance of common stock under
      various employee and shareholder plans                           30.7              36.8             31.5
   Acquisitions of treasury stock                                     (91.6)            (72.3)           (34.9)
   Other, net                                                          (3.7)             (2.4)           (10.3)
                                                                  ------------      ------------     ------------
      Net cash provided by (used in) financing activities            (134.2)           (211.5)           536.5
                                                                  ------------      ------------     ------------
Net Change in Cash and Temporary Investments                          (10.2)              1.8              8.5
Cash and Temporary Investments - Beginning of Year                     35.8              34.0             25.5
                                                                  ------------      ------------     ------------
Cash and Temporary Investments - End of Year                        $  25.6           $  35.8          $  34.0
                                                                  ============      ============     ============

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Earnings
Ball Corporation and Subsidiaries

                                                       Number of Shares                        Years ended December 31,
                                                        (in thousands)                             ($ in millions)
                                               2000           1999          1998           2000          1999           1998
                                            -----------    ----------    ----------     ----------    ----------     ----------

Series B ESOP Convertible Preferred Stock
   Balance, beginning of year                  1,530          1,587         1,635        $  56.2       $  57.2        $  59.9
   Shares retired                                (76)           (57)          (48)          (2.8)         (1.0)          (2.7)
                                            -----------    ----------    ----------     ----------    ----------     ----------
   Balance, end of year                        1,454          1,530         1,587        $  53.4       $  56.2        $  57.2
                                            ===========    ==========    ==========     ==========    ==========     ==========

Unearned Compensation - ESOP
   Balance, beginning of year                                                            $ (20.5)      $ (29.5)       $ (37.0)
   Amortization                                                                              9.9           9.0            7.5
                                                                                        ----------    ----------     ----------
   Balance, end of year                                                                  $ (10.6)      $ (20.5)       $ (29.5)
                                                                                        ==========    ==========     ==========
Common Stock
   Balance, beginning of year                 35,850         34,860        33,759        $ 413.0       $ 368.4        $ 336.9
   Shares issued for stock options and
      other employee and shareholder stock
      plans less shares exchanged                923            990         1,101           30.9          44.6           31.5
                                            -----------    ----------    ----------     ----------    ----------     ----------
   Balance, end of year                       36,773         35,850        34,860        $ 443.9       $ 413.0        $ 368.4
                                            ===========    ==========    ==========     ==========    ==========     ==========
Retained Earnings
   Balance, beginning of year                                                            $ 481.2       $ 397.9        $ 402.3
   Net earnings                                                                             68.2         104.2           16.6
   Common dividends                                                                        (17.5)        (18.2)         (18.2)
   Preferred dividends, net of tax                                                          (2.6)         (2.7)          (2.8)
                                                                                        ----------    ----------     ----------
   Balance, end of year                                                                  $ 529.3       $ 481.2        $ 397.9
                                                                                        ==========    ==========     ==========
Treasury Stock
   Balance, beginning of year                 (6,033)        (4,405)       (3,540)       $(212.3)      $(140.0)       $(105.1)
   Shares reacquired                          (2,691)        (1,628)         (865)         (91.6)        (72.3)         (34.9)
                                            -----------    ----------    ----------     ----------    ----------     ----------
   Balance, end of year                       (8,724)        (6,033)       (4,405)       $(303.9)      $(212.3)       $(140.0)
                                            ===========    ==========    ==========     ==========    ==========     ==========

                                                                       Years ended December 31,
                                            -----------------------------------------------------------------------------------
($ in millions)                                         2000                        1999                       1998
                                            --------------------------- --------------------------- ---------------------------
                                                           Accumulated                 Accumulated                 Accumulated
                                                              Other                       Other                       Other
                                            Comprehensive Comprehensive Comprehensive Comprehensive Comprehensive Comprehensive
                                              Earnings        Loss        Earnings        Loss        Earnings        Loss
                                            ------------- ------------- ------------- ------------- ------------- -------------
Comprehensive Earnings (Loss)
   Balance, beginning of year                               $ (26.7)                    $ (31.7)                    $  (22.8)
   Net earnings                               $   68.2                    $  104.2                    $   16.6
                                            -------------               -------------               -------------
   Foreign currency translation adjustment        (3.2)                        4.0                        (7.7)
   Minimum pension liability adjustment,
      net of tax                                   0.2                         1.0                        (1.2)
                                                                        -------------               -------------
                                            -------------
   Other comprehensive earnings (loss)            (3.0)        (3.0)           5.0          5.0           (8.9)         (8.9)
                                            -------------               -------------               -------------
   Comprehensive earnings                     $   65.2                    $  109.2                    $    7.7
                                            =============               =============               =============
                                                          -------------               -------------               -------------
   Balance, end of year                                     $ (29.7)                    $ (26.7)                    $  (31.7)
                                                          =============               =============               =============

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
Ball Corporation and Subsidiaries

1.  Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Ball Corporation and its controlled affiliates (collectively, Ball, the company, we or our). Investments in 20 percent through 50 percent-owned affiliates are accounted for by the equity method where
Ball does not control, but exercises significant influence over, operating and financial affairs. Otherwise, investments are included at cost. Differences between the carrying amounts of equity investments and the company's interest in underlying net assets are amortized over periods benefited. Significant intercompany transactions are eliminated. The results of subsidiaries and equity affiliates in Asia and South America are reflected in the consolidated financial statements on a one-month lag.

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

Revenue Recognition

Sales of products in the packaging segment are recognized upon the shipment of products. In the case of long-term contracts within the aerospace and technologies segment, sales are recognized under the cost-to-cost, percentage-of-completion method. Certain U.S.
government contracts contain profit incentives based upon technical and cost performance relative to predetermined targets. Profit incentives are recorded when there is sufficient information to assess anticipated contract performance. Provision for estimated contract losses, if any, is made in the period that such losses are determined.

Temporary Investments

Temporary investments are considered cash equivalents if original maturities are three months or less.

Derivative Financial Instruments

The company uses derivative financial instruments for the purpose of hedging exposures to fluctuations in interest rates, foreign currency exchange rates, raw materials purchasing and the common share repurchase program. Accrual accounting is applied for financial instruments classified as hedges. Costs of hedging instruments are deferred as a cost adjustment, or deferred and amortized as a yield adjustment, over the term of the hedging agreement. Gains and losses on early terminations of derivative financial instruments related to debt are deferred and amortized as yield adjustments. Deferred gains and losses related to exchange rate forwards are recognized as cost adjustments of the related purchase or sale transaction. If a financial instrument no longer qualifies as an effective hedge, the instrument is recorded at fair market value.

Inventories

Inventories are stated at the lower of cost or market. The cost for certain U.S. metal beverage container inventories and substantially all inventories within the U.S. metal food container business is determined using the last-in, first-out (LIFO) method of accounting. The cost for remaining inventories is determined using the first-in, first-out (FIFO) method.

Depreciation and Amortization

Depreciation is provided using the straight-line method in amounts sufficient to amortize the cost of the properties over their estimated useful lives (buildings and improvements - 15 to 40 years; machinery and equipment - 5 to 15 years). Goodwill is amortized using the straight-line method over 40 years. The company evaluates long-lived assets, including goodwill and other intangibles, when significant economic events suggest that they may be impaired or may not be fully recoverable or the depreciation or amortization period should be reconsidered. In estimating the useful lives, consideration is given to the factors in Accounting Principles Board
(APB) Opinion No. 17. As part of the valuation process, the company considers the fair value and cash flow measurement techniques described in Statement of Financial Accounting Standards (SFAS) No. 121. Undiscounted cash flows serve as a basis for determination of realizability or impairment.

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

Employee Stock Ownership Plan

Ball records the cost of its Employee Stock Ownership Plan (ESOP) using the shares allocated transitional method under which the annual pretax cost of the ESOP, including preferred dividends, approximates program funding. Compensation and interest components of
ESOP cost are included in net earnings. Preferred dividends, net of related tax benefits, are shown as a reduction from net earnings. Unearned compensation recorded within the accompanying balance sheet and related to the ESOP is reduced as the principal of the guaranteed ESOP notes is amortized.

Earnings Per Share

Basic earnings per share are computed by dividing the net earnings attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if the
Series B ESOP Convertible Preferred Stock (ESOP Preferred) was converted into additional outstanding common shares and outstanding dilutive stock options were exercised. In the diluted computation, net earnings attributable to common shareholders are adjusted for additional ESOP contributions which would be required if the ESOP Preferred was converted to common shares. This computation excludes the tax benefit of deductible common dividends upon the assumed conversion of the ESOP Preferred.

New Accounting Pronouncements

During the fourth quarter of 1998, Ball adopted Statement of Position (SOP) No. 98-5, "Reporting on the Costs of Start-Up
Activities," in advance of its required 1999 implementation date. SOP No. 98-5 requires that costs of start-up activities and organizational costs, as defined, be expensed as incurred. In accordance with this statement, we recorded an after-tax charge to earnings of approximately $3.3 million (11 cents per share), retroactive to January 1, 1998, representing the cumulative effect of this change in accounting on prior years.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, an amendment of SFAS 133, essentially require all derivatives to be recorded on the balance sheet at fair value and establish new accounting practices for hedge instruments. In connection with the adoption of these statements, which became effective for Ball on January 1, 2001, we expect the cumulative earnings effect of this change in accounting to be insignificant.

Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation - an
Interpretation of Accounting Principles Board Opinion No. 25," clarifies certain issues related to the accounting for stock compensation and was effective for Ball as of the beginning of the third quarter of 2000. This interpretation did not have an effect on our reported results in 2000.

Staff Accounting Bulletin (SAB) No. 101, which was issued by the U.S. Securities and Exchange Commission, provides guidance on the recognition, presentation and disclosure of revenue in the financial statements and became effective for Ball in the fourth quarter of 2000. The adoption of this guidance had no effect on our results in 2000.

The Emerging Issues Task Force (EITF) reached a consensus in September on a portion of Issue No. 00-10, "Accounting for Shipping and
Handling Fees and Costs," which requires companies to report shipping and handling fees and costs as a component of cost of sales.
The effect of this guidance resulted only in offsetting increases in net sales and cost of sales in the consolidated statement of earnings and accompanying notes. The reclassifications of $126.9 million, $123 million and $99.3 million for 2000, 1999 and 1998, respectively, were reflected in all periods shown for comparative purposes.

2.  Business Segment Information

Ball's operations are organized along its product lines and include two segments - the packaging segment and the aerospace and technologies segment. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. See Notes 3 and 4 for information regarding transactions affecting segment results.

Packaging

The packaging segment includes the manufacture and sale of metal and PET (polyethylene terephthalate) plastic containers, primarily for use in beverage and food packaging. Our consolidated packaging operations are located in and serve North America (the U.S. and
Canada) and Asia, primarily the People's Republic of China (PRC). We also have investments in packaging companies in the PRC, Brazil and Thailand, which are accounted for under the equity method, and, accordingly, those results are not included in segment earnings or assets.

Aerospace and Technologies

The aerospace and technologies segment includes civil space systems, defense systems, commercial space operations, commercial products and technologies, systems engineering services and advanced antenna and video systems.

Major Customers

Packaging segment sales to Miller Brewing Company, a customer since an August 1998 acquisition, represented approximately 15 percent of net sales in both 2000 and 1999 and less than 10 percent in 1998. Sales to PepsiCo, Inc., and affiliates represented approximately
14 percent of consolidated net sales in 2000, 13 percent of consolidated net sales in 1999 and 15 percent of consolidated net sales in 1998. Sales to the Coca-Cola Company and affiliates represented 11 percent of consolidated net sales in 2000 and 1999 and
10 percent of consolidated net sales in 1998. Sales to all bottlers of Pepsi-Cola and Coca-Cola branded beverages comprised approximately 35 percent of consolidated net sales in 2000 and 1999 and 40 percent of consolidated net sales in 1998. Sales to various U.S. government agencies by the aerospace and technologies segment, either as a prime contractor or as a subcontractor, represented approximately 9 percent of consolidated net sales in 2000 and 1999 and 11 percent of consolidated net sales in 1998.

Financial data segmented by geographic area is provided below.

Summary of Net Sales by Geographic Area

($ in millions)                        U.S.        Other(1)        Consolidated
                                 ---------------   ---------------   ---------------
   2000                             $ 3,195.9         $   468.8         $ 3,664.7
   1999                               3,237.1             470.1           3,707.2
   1998                               2,537.5             458.2           2,995.7

(1)  Includes the company's net sales in the PRC and Canada, neither of which are significant, intercompany eliminations and other.

Summary of Long-Lived Assets(1) by Geographic Area

($ in millions)                        U.S.              PRC            Other(2)        Consolidated
                                 ---------------   ---------------   ---------------   ---------------
   2000                             $ 1,565.5         $   301.8         $  (186.8)        $ 1,680.5
   1999                               1,701.6             352.0            (217.3)          1,836.3
   1998                               1,763.2             369.3            (163.3)          1,969.2

(1)  Long-lived assets primarily consist of property, plant and equipment, goodwill and other intangible assets.
(2)  Includes the company's long-lived assets in Canada, which are not significant, intercompany eliminations and other.

Summary of Business by Segment

($ in millions)                                                         2000           1999           1998
                                                                   -------------  -------------  -------------
Net Sales
North American metal beverage                                        $ 2,245.5      $ 2,326.4      $ 1,660.9
North American metal food                                                576.4          524.1          505.2
North American plastic containers                                        265.7          255.4          235.2
International                                                            214.1          218.3          231.8
                                                                   -------------  -------------  -------------
   Total packaging                                                     3,301.7        3,324.2        2,633.1

Aerospace and technologies                                               363.0          383.0          362.6
                                                                   -------------  -------------  -------------
   Consolidated net sales                                            $ 3,664.7      $ 3,707.2      $ 2,995.7
                                                                   =============  =============  =============
Consolidated Earnings
Packaging                                                            $   278.4      $   276.7      $   164.7
Business consolidation costs and other (Note 3)                          (83.4)           -            (56.2)
                                                                   -------------  -------------  -------------
   Total packaging                                                       195.0          276.7          108.5
                                                                   -------------  -------------  -------------

Aerospace and technologies                                                29.0           24.9           30.4
ESOP settlement (Note 3)                                                   7.0            -              -
                                                                   -------------  -------------  -------------
   Total aerospace and technologies                                       36.0           24.9           30.4
                                                                   -------------  -------------  -------------

Segment earnings before interest and taxes                               231.0          301.6          138.9
Headquarters relocation costs (Note 3)                                     -              -            (17.7)
Corporate undistributed expenses                                         (21.9)         (22.8)         (15.3)
                                                                   -------------  -------------  -------------
Earnings before interest and taxes                                       209.1          278.8          105.9
Interest expense                                                         (95.2)        (107.6)         (78.6)
Provision for taxes                                                      (42.8)         (64.9)          (8.8)
Minority interests                                                         1.0           (1.9)           7.9
Equity in net results of affiliates                                       (3.9)          (0.2)           5.6
                                                                   -------------  -------------  -------------
   Consolidated earnings before extraordinary item and
      accounting change                                              $    68.2      $   104.2      $    32.0
                                                                   =============  =============  =============
Depreciation and Amortization
Packaging                                                            $   143.9      $   146.4      $   125.8
Aerospace and technologies                                                13.0           13.5           15.0
                                                                   -------------  -------------  -------------
   Segment depreciation and amortization                                 156.9          159.9          140.8
Corporate                                                                  2.2            3.0            4.2
                                                                   -------------  -------------  -------------
   Consolidated depreciation and amortization                        $   159.1      $   162.9      $   145.0
                                                                   =============  =============  =============
Net Investment
Packaging                                                            $ 1,410.9      $ 1,319.7      $ 1,164.3
Aerospace and technologies                                               181.8          161.6          143.5
                                                                   -------------  -------------  -------------
   Segment net investment                                              1,592.7        1,481.3        1,307.8
Corporate net investment and eliminations                               (910.3)        (790.4)        (685.5)
                                                                   -------------  -------------  -------------
   Consolidated net investment                                       $   682.4      $   690.9      $   622.3
                                                                   =============  =============  =============
Investments in Equity Affiliates
Packaging                                                            $    65.6      $    79.0      $    80.9
Aerospace and technologies                                                15.6            2.3            -
                                                                   -------------  -------------  -------------
   Consolidated investments in equity affiliates                     $    81.2      $    81.3      $    80.9
                                                                   =============  =============  =============
Property, Plant and Equipment Additions
Packaging                                                            $    85.9      $    95.8      $    63.7
Aerospace and technologies                                                12.0           10.1           17.2
                                                                   -------------  -------------  -------------
   Segment property, plant and equipment additions                        97.9          105.9           80.9
Corporate                                                                  0.8            1.1            3.3
                                                                   -------------  -------------  -------------
   Consolidated property, plant and equipment additions              $    98.7      $   107.0      $    84.2
                                                                   =============  =============  =============

3.  Business Consolidation Costs and Other

2000

The company recorded an $83.4 million pretax charge ($55 million after tax, minority interests and equity earnings impacts, or $1.77 per diluted share) in the second quarter for packaging business consolidation and investment exit activities expected to be completed during 2001. The charge includes costs associated with the permanent closure of a beverage can manufacturing facility in the U.S., the elimination of food and beverage can manufacturing capacity at two locations in Canada, the consolidation of production capacity in the PRC and the write-down to net realizable value of certain equity investments, primarily related to a beverage can manufacturing joint venture in Russia.

The $83.4 million charge included (1) $43.9 million for the write-down of fixed assets held for sale and related machinery spare parts inventory to estimated net realizable value, including estimated costs to sell; (2) $9 million for severance, supplemental unemployment and other related benefits, substantially all of which are related to the termination of 321 manufacturing and administrative employees in the U.S. and Canada; (3) $14.3 million for contractual pension and retirement obligations which have been included in the appropriate liability accounts; (4) $5.4 million for the write-down of goodwill associated with the closed PRC plant;
(5) $8.2 million for the write-down of equity investments; and (6) $2.6 million for other assets and consolidation costs.
Approximately $21 million of the charge will require cash payments, offset by $26 million of tax benefits. Of the $43.9 million fixed asset write-down, $34.3 million relates to Canada and the PRC. The carrying value of the remaining fixed assets held for sale at
December 31, 2000, was $2.1 million. Subsequent changes to the estimated costs of business consolidations, if any, will be included in current-period earnings.

The following table summarizes the activity related to the plant closing costs recorded during 2000:

                                                                 Pension and
($ in millions)                     Fixed                           Other                          Other
                                   Assets/        Employee      Post-retirement    Equity         Assets/
                                 Spare Parts       Costs          Obligations    Investments       Costs          Total
                                -------------   ------------   ---------------   ------------   ------------   ------------
Charge to earnings in second
   quarter 2000                   $  43.9         $   9.0        $     14.3        $   8.2        $   8.0        $  83.4
Payments                              -              (4.1)              -              -             (0.9)          (5.0)
Transfers and adjustments to
   liabilities                        -               -               (14.3)           -              -            (14.3)
Transfers and adjustments to
   assets to reflect
   estimated realizable values      (43.9)            -                 -             (8.2)          (6.8)         (58.9)
                                -------------   ------------   ---------------   ------------   ------------   ------------
Balance at December 31, 2000      $   -           $   4.9        $      -          $   -          $   0.3        $   5.2
                                =============   ============   ===============   ============   ============   ============

On April 3, 2000, the Armed Services Board of Contract Appeals sustained the company's claim to recoverability of costs associated with Ball's ESOP for fiscal years beginning in 1989, and the time frame for the U.S. government to file an appeal expired in August
2000. As a result, in the third quarter we recognized earnings of approximately $7 million ($4.3 million after tax or 14 cents per diluted share) related to this matter.

Also during the second quarter, the company resolved favorably state and federal tax matters related to prior years that reduced the overall tax provision by $2.3 million (7 cents per diluted share).

1998

In 1998 we relocated our corporate headquarters to an existing company-owned building in Broomfield, Colorado. In connection with the relocation, which has been completed, the company recorded a pretax charge of $17.7 million, primarily for employee-related costs.

During the last quarter of 1998, we announced the closure of two of our plants located in the PRC and removed from service manufacturing equipment at a third plant. The actions resulted in a $56.2 million, largely noncash, charge in 1998, primarily for the write down to net realizable value of fixed assets, goodwill and other assets. The carrying value of the remaining fixed assets held for sale at December 31, 2000, was $3.5 million.

4.  Acquisition

Metal Beverage

On August 10, 1998, Ball acquired substantially all the assets and assumed certain liabilities of the North American beverage can manufacturing business of Reynolds Metals Company for approximately $745.4 million, before a refundable incentive loan of
$39 million, a working capital adjustment of an additional $40.1 million and transaction costs. The assets acquired consisted largely of 16 plants in 12 states and Puerto Rico. The acquisition has been accounted for as a purchase, with its results included in our consolidated financial statements effective with the acquisition.

In connection with the acquisition, the company provided $51.3 million in the opening balance sheet for the costs of integrating the acquired business, which included the closure of a headquarters facility and three plants. Included within the $51.3 million was
$22.8 million in pension and other postretirement benefits liabilities, $23.3 million for severance, supplemental unemployment, medical, relocation and other related termination benefits and $5.2 million for other plant closure costs. The former headquarters facility and two of the three plants have been sold. The third plant and certain equipment remain for sale. Employees of the closed facilities, primarily comprised of manufacturing and support personnel, have been terminated with certain benefits continuing in accordance with contractual provisions. The carrying value of the fixed assets remaining for sale at December 31, 2000, was approximately $10.4 million. Subsequent increases in actual costs, if any, will be included in current period earnings, and decreases, if any, will result in a reduction of goodwill.

The following table summarizes the year-to-date activity related to the remaining integration costs associated with the acquisition:

($ in millions)                                        Employee        Other Exit
                                                       Severance          Costs            Total
                                                     ------------     ------------     ------------
Balance at December 31, 1999                            $  12.8          $   2.2          $  15.0
Reclassification of prior-period payments                   -                1.6              1.6
Payments made                                              (4.7)            (2.9)            (7.6)
                                                     ------------     ------------     ------------
Balance at December 31, 2000                            $   8.1          $   0.9          $   9.0
                                                     ============     ============     ============

5.  Accounts Receivable

Accounts receivable are net of an allowance for doubtful accounts of $15.1 million and $8.8 million at December 31, 2000 and 1999, respectively.

Trade Accounts Receivable Securitization Agreement

A securitization agreement provides for the ongoing, revolving sale of a designated pool of U.S. packaging trade accounts receivable, up to $125 million. Net funds received from the sale of the accounts receivable totaled $122.5 million at both December 31, 2000 and
1999. Fees incurred in connection with the sale of accounts receivable totaled $8.4 million in 2000, $7 million in 1999 and
$4 million in 1998.

Accounts Receivable in Connection with Long-Term Contracts

Net accounts receivable under long-term contracts, due primarily from agencies of the U.S. government, were $100.1 million and
$83.8 million at December 31, 2000 and 1999, respectively, and include unbilled amounts representing revenue earned but contractually not yet billable of $47.2 million and $40.5 million, respectively. The average length of the long-term contracts is approximately three years and the average length remaining on those contracts at December 31, 2000, was approximately 13 months. Approximately
$7.4 million of unbilled receivables at December 31, 2000, is expected to be collected after one year and is related to fees and cost withholds that will be paid largely upon completion of milestones or other contract terms, as well as final overhead rate settlements.

6.  Inventories

                                                                 December 31,
                                                       -------------------------------
($ in millions)                                            2000              1999
                                                       -------------     -------------
Raw materials and supplies                                $ 214.9           $ 238.0
Work in process and finished goods                          412.6             327.9
                                                       -------------     -------------
                                                          $ 627.5           $ 565.9
                                                       =============     =============

Approximately 41 percent and 42 percent of total inventories at December 31, 2000 and 1999, respectively, were valued using the LIFO method of accounting. Inventories at December 31, 2000 and 1999 would have been $5.7 million higher and $4.1 million lower, respectively, than the reported amounts if the FIFO method of accounting, which approximates replacement cost, had been used for those inventories.

7.  Property, Plant and Equipment

                                                                                    December 31,
                                                                        -------------------------------------
($ in millions)                                                               2000                 1999
                                                                        ----------------     ----------------

Land                                                                      $      52.1          $      61.6
Buildings                                                                       438.9                433.6
Machinery and equipment                                                       1,410.2              1,439.4
                                                                        ----------------     ----------------
                                                                              1,901.2              1,934.6
Accumulated depreciation                                                       (897.5)              (813.4)
                                                                        ----------------     ----------------
                                                                          $   1,003.7          $   1,121.2
                                                                        ================     ================

Depreciation expense amounted to $142.2 million, $143.8 million and $130.8 million for the years ended December 31, 2000, 1999 and
1998, respectively.

8.  Goodwill and Other Assets

                                                                                    December 31,
                                                                        -------------------------------------
($ in millions)                                                               2000                 1999
                                                                        ----------------     ----------------

Goodwill (net of accumulated amortization of $54.5 and $41.9 at           $     436.8          $     482.9
   December 31, 2000 and 1999, respectively)
Investments in affiliates                                                        81.2                 81.3
Prepaid pension                                                                  67.1                 60.5
Other                                                                            91.7                 90.4
                                                                        ----------------     ----------------
                                                                          $     676.8          $     715.1
                                                                        ================     ================

Total amortization expense, including goodwill amortization, amounted to $16.9 million, $19.1 million and $14.2 million for the years ended December 31, 2000, 1999 and 1998, respectively, of which $12.6 million, $13.4 million and $7.4 million related to the amortization of goodwill.

9.  Debt and Interest Costs

Short-term debt consisted of non-recourse Asian bank facilities of which $58.5 million and $57.2 million were outstanding under these facilities at December 31, 2000 and 1999, respectively. The weighted average rate of the outstanding facilities was 6.5 percent at
December 31, 2000, and 6.8 percent at December 31, 1999.

Long-term debt at December 31 consisted of the following:

($ in millions)                                                        2000            1999
                                                                   ------------    ------------
Notes Payable
   7.75% Senior Notes due August 2006                               $    300.0      $    300.0
   8.25% Senior Subordinated Notes due August 2008                       250.0           250.0
   Senior Credit Facility:
      Term Loan A due August 2004 (2000 - 7.5%; 1999 - 7%)               295.0           330.0
      Term Loan B due March 2006 (2000 - 8.5%; 1999 - 8%)                196.0           198.0
Industrial Development Revenue Bonds
   Floating rates due through 2011 (2000 - 5%; 1999 - 5.35%)              27.1            27.1
ESOP Debt Guarantee
   9.60% installment note due through December 2001                       10.7            20.5
Other                                                                      -              13.9
                                                                   ------------    ------------
                                                                       1,078.8         1,139.5
Less:  Current portion of long-term debt                                  67.2            46.8
                                                                   ------------    ------------
                                                                    $  1,011.6      $  1,092.7
                                                                   ============    ============

In connection with an acquisition in 1998, the company refinanced $521.9 million of its existing debt and, as a result, recorded an after-tax extraordinary charge for the early extinguishment of debt of $12.1 million (37 cents per diluted share).

The acquisition and related costs were financed with a placement of $300 million in 7.75% Senior Notes due in 2006, $250 million in
8.25% Senior Subordinated Notes due in 2008 and $808.2 million from a Senior Credit Facility. The Senior Credit Facility bears interest at variable rates and is comprised of the following: (1) Term Loan A due in installments through August 2004, (2) Term
Loan B due in installments through March 2006; (3) a revolving credit facility which provides us with up to $585 million, comprised of a $135 million, 364-day annually renewable facility and a $450 million long-term committed facility expiring in August 2004; and
(4) a $50 million long-term committed Canadian facility expiring in November 2002. At December 31, 2000, $559 million was available under the revolving credit facilities.

The Senior Notes, Senior Subordinated Notes and Senior Credit Facility agreements are guaranteed on a full, unconditional and joint and several basis by certain of the company's domestic wholly owned subsidiaries. All amounts outstanding under the Senior Credit
Facility are secured by (1) a pledge of 100 percent of the stock owned by the company in its direct and indirect majority-owned domestic subsidiaries and (2) a pledge of the company's stock, owned directly or indirectly, of certain foreign subsidiaries, which equals 65 percent of the stock of each such foreign subsidiary. Separate financial statements for the guarantor subsidiaries and the non-guarantor subsidiaries are not presented because management has determined that such financial statements would not be material to investors. Condensed, consolidating financial information for the company, segregating the guarantor subsidiaries and non-guarantor subsidiaries, will be provided in an exhibit to our Form 10-K for the year ended December 31, 2000.

Ball's Asian subsidiary and its consolidated affiliates had short-term uncommitted credit facilities of approximately $110 million, of which $58.5 million was outstanding at December 31, 2000.

Maturities of all fixed long-term debt obligations outstanding at December 31, 2000, are $67.2 million, $67 million, $87 million,
$100.1 million and $10 million for the years ending December 31, 2001 through 2005, respectively, and $747.5 million thereafter.

Ball issues letters of credit in the ordinary course of business to secure liabilities recorded in connection with the company's deferred compensation program, industrial development revenue bonds and insurance arrangements, of which $75.8 million were outstanding at December 31, 2000. Ball also has provided a completion guarantee representing 50 percent of the $37.3 million of debt issued by our Brazilian joint venture to fund the construction of facilities. ESOP debt represents borrowings by the trust for the
Ball-sponsored ESOP which have been irrevocably guaranteed by the company.

The company was not in default of any loan agreement at December 31, 2000, and has met all payment obligations. The U.S. note agreements, bank credit agreement, ESOP debt guarantee and industrial development revenue bond agreements contain certain restrictions relating to dividends, share repurchases, investments, guarantees and the incurrence of additional indebtedness.

A summary of total interest cost paid and accrued follows:

($ in millions)                              2000            1999           1998
                                         ------------   -------------   ------------
Interest costs                             $  98.5        $  109.6        $  80.9
Amounts capitalized                           (3.3)           (2.0)          (2.3)
                                         ------------   -------------   ------------
Interest expense                           $  95.2        $  107.6        $  78.6
                                         ============   =============   ============
Interest paid during the year              $  96.8        $  111.2        $  63.3
                                         ============   =============   ============

Subsidiary Guarantees of Debt

The Company's Senior Notes, Senior Subordinated Notes and Senior Credit Facility agreements are guaranteed on a full, unconditional, and joint and several basis by certain of the Company's wholly owned domestic subsidiaries. The following is condensed, consolidating financial information for the Company, segregating the guarantor subsidiaries and non-guarantor subsidiaries, as of December 31, 2000 and 1999, and for the years ended December 31, 2000, 1999 and 1998 (in millions of dollars). Certain prior-year amounts have been reclassified in order to conform with the current year presentation. Separate financial statements for the guarantor subsidiaries and the non-guarantor subsidiaries are not presented because management has determined that such financial statements would not be material to investors.

                                                                   CONSOLIDATED BALANCE SHEET
                                          ------------------------------------------------------------------------------
                                                                        December 31, 2000
                                          ------------------------------------------------------------------------------
                                               Ball          Guarantor    Non-Guarantor    Eliminating     Consolidated
                                           Corporation     Subsidiaries   Subsidiaries     Adjustments        Total
                                          --------------  --------------  --------------  --------------  --------------
 ASSETS
 Current assets
    Cash and temporary investments         $      12.3     $       0.2     $      13.1     $       -       $      25.6
    Accounts receivable, net                       3.0           171.4            55.8             -             230.2
    Inventories, net                               -             498.8           128.7             -             627.5
    Deferred income tax benefits and
       prepaid expenses                          197.5           114.7             6.2          (232.4)           86.0
                                          --------------  --------------  --------------  --------------  --------------
       Total current assets                      212.8           785.1           203.8          (232.4)          969.3
                                          --------------  --------------  --------------  --------------  --------------
 Property, plant and equipment, at cost           25.8         1,534.8           340.6             -           1,901.2
 Accumulated depreciation                        (15.2)         (768.2)         (114.1)            -            (897.5)
                                          --------------  --------------  --------------  --------------  --------------
                                                  10.6           766.6           226.5             -           1,003.7
                                          --------------  --------------  --------------  --------------  --------------
 Investment in subsidiaries                    1,476.5           340.0             9.8        (1,826.3)            -
 Investment in affiliates                          7.8            15.7            57.7             -              81.2
 Goodwill, net                                     -             338.8            98.0             -             436.8
 Other assets                                     81.0            43.9            33.9             -             158.8
                                          --------------  --------------  --------------  --------------  --------------
                                           $   1,788.7     $   2,290.1     $     629.7     $  (2,058.7)    $   2,649.8
                                          ==============  ==============  ==============  ==============  ==============
 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities
    Short-term debt and current portion
       of long-term debt                   $      67.2     $       -       $      58.5     $       -       $     125.7
    Accounts payable                               7.4           262.8            61.9             -             332.1
    Salaries and wages                            10.6           100.6             7.4             -             118.6
    Other current liabilities                     34.9           248.9            31.3          (232.4)           82.7
                                          --------------  --------------  --------------  --------------  --------------
       Total current liabilities                 120.1           612.3           159.1          (232.4)          659.1

 Long-term debt                                1,001.5            10.1             -               -           1,011.6
 Intercompany borrowings                        (142.1)           59.8            82.3             -               -
 Employee benefit obligations, deferred
    income taxes and other                       126.8            98.5            56.5             -             281.8
                                          --------------  --------------  --------------  --------------  --------------
       Total liabilities                       1,106.3           780.7           297.9          (232.4)        1,952.5
                                          --------------  --------------  --------------  --------------  --------------
 Contingencies
 Minority interests                                -               -              14.9             -              14.9
                                          --------------  --------------  --------------  --------------  --------------
 Shareholders' equity
    Series B ESOP Convertible Preferred
       Stock                                      53.4             -               -               -              53.4
    Convertible preferred stock                    -               -             179.6          (179.6)            -
    Unearned compensation - ESOP                 (10.6)            -               -               -             (10.6)
                                          --------------  --------------  --------------  --------------  --------------
       Preferred shareholders' equity             42.8             -             179.6          (179.6)           42.8
                                          --------------  --------------  --------------  --------------  --------------
    Common stock                                 443.9         1,155.7           239.7        (1,395.4)          443.9
    Retained earnings                            529.3           355.7           (78.6)         (277.1)          529.3
    Accumulated other comprehensive loss         (29.7)           (2.0)          (23.8)           25.8           (29.7)
    Treasury stock, at cost                     (303.9)            -               -               -            (303.9)
                                          --------------  --------------  --------------  --------------  --------------
       Common shareholders' equity               639.6         1,509.4           137.3        (1,646.7)          639.6
                                          --------------  --------------  --------------  --------------  --------------
          Total shareholders' equity             682.4         1,509.4           316.9        (1,826.3)          682.4
                                          --------------  --------------  --------------  --------------  --------------
                                           $   1,788.7     $   2,290.1     $     629.7     $  (2,058.7)    $   2,649.8
                                          ==============  ==============  ==============  ==============  ==============

                                                                   CONSOLIDATED BALANCE SHEET
                                          ------------------------------------------------------------------------------
                                                                        December 31, 1999
                                          ------------------------------------------------------------------------------
                                               Ball          Guarantor    Non-Guarantor    Eliminating     Consolidated
                                           Corporation     Subsidiaries   Subsidiaries     Adjustments        Total
                                          --------------  --------------  --------------  --------------  --------------
 ASSETS
 Current assets
    Cash and temporary investments         $      13.6     $       0.2     $      22.0     $       -       $      35.8
    Accounts receivable, net                       4.1           151.7            64.4             -             220.2
    Inventories, net                               -             452.1           113.8             -             565.9
    Deferred income tax benefits and
       prepaid expenses                          129.2            94.8            13.0          (163.1)           73.9
                                          --------------  --------------  --------------  --------------  --------------
       Total current assets                      146.9           698.8           213.2          (163.1)          895.8
                                          --------------  --------------  --------------  --------------  --------------
 Property, plant and equipment, at cost           25.4         1,525.5           383.7             -           1,934.6
 Accumulated depreciation                        (13.5)         (697.5)         (102.4)            -            (813.4)
                                          --------------  --------------  --------------  --------------  --------------
                                                  11.9           828.0           281.3             -           1,121.2
                                          --------------  --------------  --------------  --------------  --------------
 Investment in subsidiaries                    1,412.4           337.7            10.3        (1,760.4)            -
 Investment in affiliates                          9.0             2.3            70.0             -              81.3
 Goodwill, net                                     -             365.2           117.7             -             482.9
 Other assets                                     88.9            37.5            24.5             -             150.9
                                          --------------  --------------  --------------  --------------  --------------
                                           $   1,669.1     $   2,269.5     $     717.0     $  (1,923.5)    $   2,732.1
                                          ==============  ==============  ==============  ==============  ==============
 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities
    Short-term debt and current portion
       of long-term debt                   $      46.8     $       -       $      57.2     $       -       $     104.0
    Accounts payable                               4.5           285.3            55.7             -             345.5
    Salaries and wages                             7.3            99.1             8.3             -             114.7
    Other current liabilities                     35.0           193.3            40.7          (163.1)          105.9
                                          --------------  --------------  --------------  --------------  --------------
       Total current liabilities                  93.6           577.7           161.9          (163.1)          670.1

 Long-term debt                                1,068.7            24.0             -               -           1,092.7
 Intercompany borrowings                        (302.6)          199.1           103.5             -               -
 Employee benefit obligations, deferred
    income taxes and other                       118.5            83.1            57.1             -             258.7
                                          --------------  --------------  --------------  --------------  --------------
       Total liabilities                         978.2           883.9           322.5          (163.1)        2,021.5
                                          --------------  --------------  --------------  --------------  --------------
 Contingencies
 Minority interests                                -               -              19.7             -              19.7
                                          --------------  --------------  --------------  --------------  --------------
 Shareholders' equity
    Series B ESOP Convertible Preferred
       Stock                                      56.2             -               -               -              56.2
    Convertible preferred stock                    -               -             179.6          (179.6)            -
    Unearned compensation - ESOP                 (20.5)            -               -               -             (20.5)
                                          --------------  --------------  --------------  --------------  --------------
       Preferred shareholders' equity             35.7             -             179.6          (179.6)           35.7
                                          --------------  --------------  --------------  --------------  --------------
    Common stock                                 413.0         1,155.7           240.9        (1,396.6)          413.0
    Retained earnings                            481.2           231.2           (23.7)         (207.5)          481.2
    Accumulated other comprehensive loss         (26.7)           (1.3)          (22.0)           23.3           (26.7)
    Treasury stock, at cost                     (212.3)            -               -               -            (212.3)
                                          --------------  --------------  --------------  --------------  --------------
       Common shareholders' equity               655.2         1,385.6           195.2        (1,580.8)          655.2
                                          --------------  --------------  --------------  --------------  --------------
          Total shareholders' equity             690.9         1,385.6           374.8        (1,760.4)          690.9
                                          --------------  --------------  --------------  --------------  --------------
                                           $   1,669.1     $   2,269.5     $     717.0     $  (1,923.5)    $   2,732.1
                                          ==============  ==============  ==============  ==============  ==============

                                                               CONSOLIDATED STATEMENT OF EARNINGS
                                          ------------------------------------------------------------------------------
                                                              For the Year Ended December 31, 2000
                                          ------------------------------------------------------------------------------
                                               Ball          Guarantor    Non-Guarantor    Eliminating     Consolidated
                                           Corporation     Subsidiaries   Subsidiaries     Adjustments        Total
                                          --------------  --------------  --------------  --------------  --------------

 Net sales                                 $       -       $   3,460.4     $     454.2     $    (249.9)    $   3,664.7
 Costs and expenses
    Cost of sales (excluding depreciation
       and amortization)                           -           2,933.5           380.5          (249.9)        3,064.1
    Depreciation and amortization                  2.2           128.1            28.8             -             159.1
    Business consolidation costs and other         2.3            15.1            59.0             -              76.4
    Selling and administrative                    30.4           100.9            10.6             -             141.9
    Receivable securitization fees and
       product development                         -              13.9             0.2             -              14.1
    Interest expense                              82.1             7.8             5.3             -              95.2
    Equity in earnings of subsidiaries           (90.8)            -               -              90.8             -
    Corporate allocations                        (60.2)           60.2             -               -               -
                                          --------------  --------------  --------------  --------------  --------------
                                                 (34.0)        3,259.5           484.4          (159.1)        3,550.8
                                          --------------  --------------  --------------  --------------  --------------
 Earnings (loss) before taxes                     34.0           200.9           (30.2)          (90.8)          113.9
 Provision for taxes                              34.5           (75.1)           (2.2)            -             (42.8)
 Minority interests                                -               -               1.0             -               1.0
 Equity in earnings (losses) of
    affiliates                                    (0.3)           (1.3)           (2.3)            -              (3.9)
                                          --------------  --------------  --------------  --------------  --------------
 Net earnings (loss)                              68.2           124.5           (33.7)          (90.8)           68.2
 Preferred dividends, net of tax                  (2.6)            -               -               -              (2.6)
                                          --------------  --------------  --------------  --------------  --------------
 Earnings (loss) attributable to common
    shareholders                           $      65.6     $     124.5     $     (33.7)    $     (90.8)    $      65.6
                                          ==============  ==============  ==============  ==============  ==============

                                                               CONSOLIDATED STATEMENT OF EARNINGS
                                          ------------------------------------------------------------------------------
                                                              For the Year Ended December 31, 1999
                                          ------------------------------------------------------------------------------
                                               Ball          Guarantor    Non-Guarantor    Eliminating     Consolidated
                                           Corporation     Subsidiaries   Subsidiaries     Adjustments        Total
                                          --------------  --------------  --------------  --------------  --------------

 Net sales                                 $       -       $   3,498.6     $     456.9     $    (248.3)    $   3,707.2
 Costs and expenses
    Cost of sales (excluding depreciation
       and amortization)                           -           2,980.6           378.7          (248.3)        3,111.0
    Depreciation and amortization                  3.0           130.1            29.8             -             162.9
    Selling and administrative                    15.3            97.5            28.1             -             140.9
    Receivable securitization fees and
       product development                         -              13.5             0.1             -              13.6
    Interest expense                              60.8            37.3             9.5             -             107.6
    Equity in earnings of subsidiaries          (119.4)            -               -             119.4             -
    Corporate allocations                        (49.7)           49.7             -               -               -
                                          --------------  --------------  --------------  --------------  --------------
                                                 (90.0)        3,308.7           446.2          (128.9)        3,536.0
                                          --------------  --------------  --------------  --------------  --------------
 Earnings (loss) before taxes                     90.0           189.9            10.7          (119.4)          171.2
 Provision for taxes                              13.9           (72.7)           (6.1)            -             (64.9)
 Minority interests                                -               -              (1.9)            -              (1.9)
 Equity in earnings (losses) of
    affiliates                                     0.3            (0.2)           (0.3)            -              (0.2)
                                          --------------  --------------  --------------  --------------  --------------
 Net earnings (loss)                             104.2           117.0             2.4          (119.4)          104.2
 Preferred dividends, net of tax                  (2.7)            -               -               -              (2.7)
                                          --------------  --------------  --------------  --------------  --------------
 Earnings (loss) attributable to common
    shareholders                           $     101.5     $     117.0     $       2.4     $    (119.4)    $     101.5
                                          ==============  ==============  ==============  ==============  ==============

                                                               CONSOLIDATED STATEMENT OF EARNINGS
                                          ------------------------------------------------------------------------------
                                                              For the Year Ended December 31, 1998
                                          ------------------------------------------------------------------------------
                                               Ball          Guarantor    Non-Guarantor    Eliminating     Consolidated
                                           Corporation     Subsidiaries   Subsidiaries     Adjustments        Total
                                          --------------  --------------  --------------  --------------  --------------

 Net sales                                 $       -       $   2,780.5     $     455.5     $    (240.3)    $   2,995.7
 Costs and expenses
    Cost of sales (excluding depreciation
       and amortization)                           -           2,395.2           382.8          (240.3)        2,537.7
    Depreciation and amortization                  4.2           108.6            32.2             -             145.0
    Selling and administrative                    14.3            75.9            29.2             -             119.4
    Receivable securitization fees and
       product development                         -              13.7             0.1             -              13.8
    Headquarters relocation, plant
       closures, dispositions and other
       costs                                      17.7             -              56.2             -              73.9
    Interest expense                              52.7             8.3            17.6             -              78.6
    Equity in earnings of subsidiaries           (15.1)            -               -              15.1             -
    Corporate allocations                        (45.3)           45.3             -               -               -
                                          --------------  --------------  --------------  --------------  --------------
                                                  28.5         2,647.0           518.1          (225.2)        2,968.4
                                          --------------  --------------  --------------  --------------  --------------
 Earnings (loss) before taxes                    (28.5)          133.5           (62.6)          (15.1)           27.3
 Provision for taxes                              47.0           (47.9)           (7.9)            -              (8.8)
 Minority interests                                -               -               7.9             -               7.9
 Equity in (losses) earnings of
    affiliates                                    (0.7)            -               6.3             -               5.6
                                          --------------  --------------  --------------  --------------  --------------
 Earnings (loss) before extraordinary
    item and accounting change                    17.8            85.6           (56.3)          (15.1)           32.0
 Extraordinary loss from early debt
    extinguishment, net of tax                    (1.2)          (10.9)            -               -             (12.1)
 Cumulative effect of accounting change,
    net of tax                                     -              (1.8)           (1.5)            -              (3.3)
                                          --------------  --------------  --------------  --------------  --------------
 Net earnings (loss)                              16.6            72.9           (57.8)          (15.1)           16.6
 Preferred dividends, net of tax                  (2.8)            -               -               -              (2.8)
                                          --------------  --------------  --------------  --------------  --------------
 Earnings (loss) attributable to common
    shareholders                           $      13.8     $      72.9     $     (57.8)    $     (15.1)    $      13.8
                                          ==============  ==============  ==============  ==============  ==============

                                                               CONSOLIDATED STATEMENT OF CASH FLOWS
                                          ------------------------------------------------------------------------------
                                                              For the Year Ended December 31, 2000
                                          ------------------------------------------------------------------------------
                                               Ball          Guarantor    Non-Guarantor    Eliminating     Consolidated
                                           Corporation     Subsidiaries   Subsidiaries     Adjustments        Total
                                          --------------  --------------  --------------  --------------  --------------
 Cash flows from operating activities
    Net earnings (loss)                    $      68.2     $     124.5     $     (33.7)    $     (90.8)    $      68.2
    Noncash charges to net earnings:
       Depreciation and amortization               2.2           128.1            28.8             -             159.1
       Business consolidation costs, net
          of related equity and minority
          interest effects                         2.3            22.1            56.9             -              81.3
       Deferred income taxes                     (28.2)           42.1            (4.1)            -               9.8
       Equity earnings of subsidiaries           (90.8)            -               -              90.8             -
       Other, net                                 10.4           (21.0)           (1.2)            -             (11.8)
       Changes in working capital
          components                             (13.8)          (91.6)          (24.7)            -            (130.1)
                                          --------------  --------------  --------------  --------------  --------------
          Net cash (used in) provided
             by operating activities             (49.7)          204.2            22.0             -             176.5
                                          --------------  --------------  --------------  --------------  --------------
 Cash flows from investing activities
    Additions to property, plant and
       equipment                                  (0.8)          (85.4)          (12.5)            -             (98.7)
    Investments in and advances to
       affiliates                                153.6          (141.4)          (12.2)            -               -
    Other, net                                    17.9            36.5            (8.2)            -              46.2
                                          --------------  --------------  --------------  --------------  --------------
       Net cash provided by (used in)
          investing activities                   170.7          (190.3)          (32.9)            -             (52.5)
                                          --------------  --------------  --------------  --------------  --------------
 Cash flows from financing activities
    Repayments of long-term borrowings           (37.0)          (13.9)            -               -             (50.9)
    Change in short-term borrowings                -               -               2.9             -               2.9
    Common and preferred dividends               (21.6)            -               -               -             (21.6)
    Proceeds from issuance of common
       stock under various employee and
       shareholder plans                          30.7             -               -               -              30.7
    Acquisitions of treasury stock               (91.6)            -               -               -             (91.6)
    Other, net                                    (2.8)            -              (0.9)            -              (3.7)
                                          --------------  --------------  --------------  --------------  --------------
       Net cash (used in) provided by
          financing activities                  (122.3)          (13.9)            2.0             -            (134.2)
                                          --------------  --------------  --------------  --------------  --------------
 Net change in cash and temporary
    investments                                   (1.3)            -              (8.9)            -             (10.2)
    Cash and temporary investments -
       beginning of year                          13.6             0.2            22.0             -              35.8
                                          --------------  --------------  --------------  --------------  --------------
    Cash and temporary investments -
       end of year                         $      12.3     $       0.2     $      13.1     $       -       $      25.6
                                          ==============  ==============  ==============  ==============  ==============

                                                               CONSOLIDATED STATEMENT OF CASH FLOWS
                                          ------------------------------------------------------------------------------
                                                              For the Year Ended December 31, 1999
                                          ------------------------------------------------------------------------------
                                               Ball          Guarantor    Non-Guarantor    Eliminating     Consolidated
                                           Corporation     Subsidiaries   Subsidiaries     Adjustments        Total
                                          --------------  --------------  --------------  --------------  --------------
 Cash flows from operating activities
    Net earnings (loss)                    $     104.2     $     117.0     $       2.4     $    (119.4)    $     104.2
    Noncash charges to net earnings:
       Depreciation and amortization               3.0           130.1            29.8             -             162.9
       Deferred income taxes                       8.0            24.6             1.7             -              34.3
       Equity earnings of subsidiaries          (119.4)            -               -             119.4             -
       Other, net                                 21.4           (15.3)            -               -               6.1
       Changes in working capital
          components                             (94.7)           94.8            (1.6)            -              (1.5)
                                          --------------  --------------  --------------  --------------  --------------
          Net cash (used in) provided
             by operating activities             (77.5)          351.2            32.3             -             306.0
                                          --------------  --------------  --------------  --------------  --------------
 Cash flows from investing activities
    Additions to property, plant and
       equipment                                  (1.1)          (95.1)          (10.8)            -            (107.0)
    Investments in and advances to
       affiliates                                238.5          (275.0)           36.5             -               -
    Other, net                                     4.6             5.4             4.3             -              14.3
                                          --------------  --------------  --------------  --------------  --------------
       Net cash provided by (used in)
          investing activities                   242.0          (364.7)           30.0             -             (92.7)
                                          --------------  --------------  --------------  --------------  --------------
 Cash flows from financing activities
    Long-term borrowings                           -              13.9             9.2             -              23.1
    Repayments of long-term borrowings          (102.0)           (0.4)          (58.6)            -            (161.0)
    Change in short-term borrowings                -               -             (13.2)            -             (13.2)
    Common and preferred dividends               (22.5)            -               -               -             (22.5)
    Proceeds from issuance of common
       stock under various employee and
       shareholder plans                          36.8             -               -               -              36.8
    Acquisitions of treasury stock               (72.3)            -               -               -             (72.3)
    Other, net                                    (2.5)           (0.3)            0.4             -              (2.4)
                                          --------------  --------------  --------------  --------------  --------------
       Net cash (used in) provided by
          financing activities                  (162.5)           13.2           (62.2)            -            (211.5)
                                          --------------  --------------  --------------  --------------  --------------
 Net change in cash and temporary
    investments                                    2.0            (0.3)            0.1             -               1.8
    Cash and temporary investments -
       beginning of year                          11.6             0.5            21.9             -              34.0
                                          --------------  --------------  --------------  --------------  --------------
    Cash and temporary investments -
       end of year                         $      13.6     $       0.2     $      22.0     $       -       $      35.8
                                          ==============  ==============  ==============  ==============  ==============

                                                               CONSOLIDATED STATEMENT OF CASH FLOWS
                                          ------------------------------------------------------------------------------
                                                              For the Year Ended December 31, 1998
                                          ------------------------------------------------------------------------------
                                               Ball          Guarantor    Non-Guarantor    Eliminating     Consolidated
                                           Corporation     Subsidiaries   Subsidiaries     Adjustments        Total
                                          --------------  --------------  --------------  --------------  --------------
 Cash flows from operating activities
    Net earnings (loss)                    $     16.6      $      72.9     $     (57.8)    $     (15.1)    $      16.6
    Noncash charges to net earnings:
       Depreciation and amortization               4.2           108.6            32.2             -             145.0
       Headquarters relocation, plant
          closures, dispositions and
          other costs                              4.7             -              56.2             -              60.9
       Extraordinary loss from early
          debt extinguishment                      2.0            17.9             -               -              19.9
       Equity earnings of subsidiaries           (15.1)            -               -              15.1             -
       Other, net                                (18.6)           16.6           (12.8)            -             (14.8)
       Changes in working capital
          components, excluding effect
          of acquisitions                         25.0           119.6            14.9             -             159.5
                                          --------------  --------------  --------------  --------------  --------------
          Net cash provided by operating
             activities                           18.8           335.6            32.7             -             387.1
                                          --------------  --------------  --------------  --------------  --------------
 Cash flows from investing activities
    Additions to property, plant and
       equipment                                  (3.3)          (68.7)          (12.2)            -             (84.2)
    Acquisitions, net of cash acquired           (15.5)         (822.9)            -               -            (838.4)
    Investments in and advances to
       affiliates, net                          (948.2)          895.3            50.7             -              (2.2)
    Intercompany capital contributions
       and transactions                          (75.5)            -              75.5             -               -
    Other, net                                    (5.0)            2.7            12.0             -               9.7
                                          --------------  --------------  --------------  --------------  --------------
       Net cash (used in) provided by
          investing activities                (1,047.5)            6.4           126.0             -            (915.1)
                                          --------------  --------------  --------------  --------------  --------------
 Cash flows from financing activities
    Long-term borrowings                       1,310.0             0.4             -                           1,310.4
    Repayments of long-term borrowings          (130.3)         (323.2)          (34.3)            -            (487.8)
    Debt issuance costs                          (28.9)            -               -                             (28.9)
    Debt prepayment costs                          -             (17.5)            -                             (17.5)
    Change in short-term borrowings              (85.5)            -            (117.8)            -            (203.3)
    Common and preferred dividends               (22.7)            -               -               -             (22.7)
    Proceeds from issuance of common
       stock under various employee and
       shareholder plans                          31.5             -               -               -              31.5
    Acquisitions of treasury stock               (34.9)            -               -               -             (34.9)
    Other, net                                    (3.1)           (1.7)           (5.5)            -             (10.3)
                                          --------------  --------------  --------------  --------------  --------------
       Net cash provided by (used in)
          financing activities                 1,036.1          (342.0)         (157.6)            -             536.5
                                          --------------  --------------  --------------  --------------  --------------
 Net change in cash and temporary
    investments                                    7.4             -               1.1             -               8.5
    Cash and temporary investments -
       beginning of period                         4.2             0.5            20.8             -              25.5
                                          --------------  --------------  --------------  --------------  --------------
    Cash and temporary investments -
       end of period                       $      11.6     $       0.5     $      21.9     $       -       $      34.0
                                          ==============  ==============  ==============  ==============  ==============

10.  Leases

The company leases warehousing and manufacturing space and certain manufacturing equipment, primarily within the packaging segment, and office space, primarily within the aerospace and technologies segment. Under certain of these lease arrangements, we have the option to purchase the leased facilities and equipment for a total purchase price at the end of the lease term of approximately
$96.3 million. If we elect not to purchase the facilities and equipment and do not enter into a new lease arrangement, Ball has guaranteed the lessors a minimum residual value of approximately $77.2 million and may incur other incremental costs to discontinue or relocate the business activities associated with these leased assets. These agreements contain certain restrictions relating to dividends, investments and borrowings. Total noncancellable operating leases in effect at December 31, 2000, require rental payments of $46.6 million, $43.9 million, $38.7 million, $35.4 million and $33.2 million for the years 2001 through 2005, respectively, and
$32.8 million combined for all years thereafter. Lease expense for all operating leases was $63.4 million, $44.8 million and
$38.5 million in 2000, 1999 and 1998, respectively.

11.  Taxes on Income

The amounts of earnings (losses) before income taxes by national jurisdiction follow:

($ in millions)                                                 2000             1999             1998
                                                            -------------    -------------    -------------
U.S.                                                          $  144.0         $  161.5         $   89.6
Foreign                                                          (30.1)             9.7            (62.3)
                                                            -------------    -------------    -------------
                                                              $  113.9         $  171.2         $   27.3
                                                            =============    =============    =============

The provision for income tax expense (benefit) was as follows:

($ in millions)                                                 2000             1999             1998
                                                            -------------    -------------    -------------
Current
   U.S.                                                       $   28.5         $   23.5         $    7.6
   State and local                                                 0.9              2.2              2.8
   Foreign                                                         3.6              4.9              6.0
                                                            -------------    -------------    -------------
      Total current                                               33.0             30.6             16.4
                                                            -------------    -------------    -------------
Deferred
   U.S.                                                           12.8             28.7             (8.1)
   State and local                                                 2.5              4.6             (1.6)
   Foreign                                                        (5.5)             1.0              2.1
                                                            -------------    -------------    -------------
      Total deferred                                               9.8             34.3             (7.6)
                                                            -------------    -------------    -------------
Provision for income taxes                                    $   42.8         $   64.9         $    8.8
                                                            =============    =============    =============

The provision for income taxes recorded within the consolidated statement of earnings differs from the amount of income tax expense determined by applying the U.S. statutory federal income tax rate to pretax earnings as a result of the following:

($ in millions)                                                 2000             1999             1998
                                                            -------------    -------------    -------------

Statutory U.S. federal income tax                             $   39.8         $   59.9         $    9.6
   Increase (decrease) due to:
      Company-owned life insurance                                (3.1)            (2.1)            (5.2)
      Research and development tax credits                        (3.1)            (3.0)            (2.9)
      Foreign operations and royalty income                        4.5              2.9              9.4
      State and local taxes, net                                   1.9              4.4              0.8
      Other, net                                                   2.8              2.8             (2.9)
                                                            -------------    -------------    -------------
   Provision for taxes                                        $   42.8         $   64.9         $    8.8
                                                            =============    =============    =============
Effective tax rate expressed as a percentage of
   pretax earnings                                                37.6%            37.9%            32.2%
                                                            =============    =============    =============

At December 31, 2000, the company had capital loss carryforwards, expiring in 2004, of $67.5 million with a related tax benefit of
$26.4 million. That benefit has been fully offset by a valuation allowance. Additionally, alternative minimum tax credits of
$22.1 million, which may be carried forward indefinitely, are available.

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

Net income tax payments were $28.8 million, $29.6 million and $20.5 million for 2000, 1999 and 1998, respectively.

The significant components of deferred tax assets and liabilities at December 31 were:

($ in millions)                                                        2000              1999
                                                                   -------------     -------------
Deferred tax assets:
   Deferred compensation                                              $ (35.2)          $ (28.3)
   Accrued employee benefits                                            (63.3)            (62.2)
   Plant closure costs                                                  (38.4)            (31.6)
   Other                                                                (43.6)            (48.0)
                                                                   -------------     -------------
Total deferred tax assets                                              (180.5)           (170.1)
                                                                   -------------     -------------
Deferred tax liabilities:
   Depreciation                                                         139.5             121.6
   Other                                                                 36.6              36.2
                                                                   -------------     -------------
Total deferred tax liabilities                                          176.1             157.8
                                                                   -------------     -------------
Net deferred tax asset                                                $  (4.4)          $ (12.3)
                                                                   =============     =============

12.  Pension and Other Postretirement and Postemployment Benefits

The company's noncontributory pension plans cover substantially all U.S. and Canadian employees meeting certain eligibility requirements. The defined benefit plans for salaried employees provide pension benefits based on employee compensation and years of service. In addition, the plan covering salaried employees in Canada includes a defined contribution feature. Plans for hourly employees provide benefits based on fixed rates for each year of service. Our policy is to fund the plans on a current basis to the extent deductible under existing tax laws and regulations and in amounts sufficient to satisfy statutory funding requirements. Plan assets consist primarily of common stocks and fixed income securities.

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

An analysis of the change in benefit accruals for 2000 and 1999 follows:

                                                                                             Other Postretirement
                                                             Pension Benefits                      Benefits
                                                       -----------------------------     -----------------------------
($ in millions)                                            2000             1999             2000             1999
                                                       ------------     ------------     ------------     ------------
Change in benefit obligation:
   Benefit obligation at beginning of year               $  418.3         $  422.1         $   97.3         $   91.7
   Service cost                                              12.4             14.2              1.9              1.7
   Interest cost                                             32.0             29.1              7.6              6.5
   Benefits paid                                            (18.7)           (13.1)            (3.9)            (4.1)
   Net actuarial gain                                        (1.8)           (46.0)            (6.1)            (5.6)
   Special termination                                       11.4              -                1.7              -
   Business acquisition                                       -                2.6              -                2.4
   Other, net                                                 2.1              9.4             (0.4)             4.7
                                                       ------------     ------------     ------------     ------------
   Benefit obligation at end of year                        455.7            418.3             98.1             97.3
                                                       ------------     ------------     ------------     ------------
Change in plan assets:
   Fair value of assets at beginning of year                435.4            419.2              -                -
   Actual return on plan assets                              30.8             12.9              -                -
   Employer contributions                                    21.9             25.1              3.8              4.0
   Benefits paid                                            (18.7)           (25.7)            (3.9)            (4.1)
   Other, net                                                (2.1)             3.8              0.1              0.1
                                                       ------------     ------------     ------------     ------------
   Fair value of assets at end of year                      467.3            435.3              -                -
                                                       ------------     ------------     ------------     ------------
   Funded status                                             11.6             17.0            (98.1)           (97.3)

Unrecognized net actuarial loss (gain)                       16.5              8.1            (11.9)            (7.8)
Unrecognized prior service cost                              14.9             12.7              4.0              4.3
Unrecognized transition asset                                (0.6)            (3.7)             -                -
                                                       ------------     ------------     ------------     ------------
Prepaid (accrued) benefit cost                           $   42.4         $   34.1         $ (106.0)       $  (100.8)
                                                       ============     ============     ============     ============

Amounts recognized in the balance sheet consist of:

                                                                                             Other Postretirement
                                                             Pension Benefits                      Benefits
                                                       -----------------------------     -----------------------------
($ in millions)                                            2000             1999             2000             1999
                                                       ------------     ------------     ------------     ------------
Prepaid benefit cost                                     $   56.2         $   55.2         $    -           $    -
Accrued benefit liability                                   (30.0)           (33.7)          (106.0)          (100.8)
Intangible asset                                             12.9              9.3              -                -
Accumulated other comprehensive earnings                      3.3              3.3              -                -
                                                       ------------     ------------     ------------     ------------
Net amount recognized                                    $   42.4         $   34.1         $ (106.0)        $ (100.8)
                                                       ============     ============     ============     ============

Components of net periodic benefit cost were:

                                                    Pension Benefits             Other Postretirement Benefits
                                           ----------------------------------  ----------------------------------
($ in millions)                               2000        1999        1998        2000        1999        1998
                                           ----------  ----------  ----------  ----------  ----------  ----------
Service cost                                $  12.4     $  14.2     $  10.5     $   1.9     $   1.7     $   1.0
Interest cost                                  32.0        29.1        26.1         7.6         6.5         4.9
Expected return on plan assets                (42.3)      (37.6)      (35.5)        -           -           -
Amortization of prior service cost              1.4         1.1         1.1         0.3         -           -
Amortization of transition asset               (3.1)       (3.2)       (3.2)        -           -           -
Curtailment loss                                7.9         0.5         -           -           -           -
Recognized net actuarial loss (gain)            0.7         1.7         1.3        (0.7)       (0.3)       (0.3)
                                           ----------  ----------  ----------  ----------  ----------  ----------
Net periodic benefit cost                       9.0         5.8         0.3         9.1         7.9         5.6
Expense of defined contribution plans           0.7         0.7         0.6         -           -           -
                                           ----------  ----------  ----------  ----------  ----------  ----------
Net periodic benefit cost                   $   9.7     $   6.5     $   0.9     $   9.1     $   7.9     $   5.6
                                           ==========  ==========  ==========  ==========  ==========  ==========

Weighted average assumptions at the measurement date were:

                                                    Pension Benefits             Other Postretirement Benefits
                                           ----------------------------------  ----------------------------------
($ in millions)                               2000        1999        1998        2000        1999        1998
                                           ----------  ----------  ----------  ----------  ----------  ----------
Discount rate                                7.84%       7.84%       7.00%       7.85%       7.82%       7.00%
Rate of compensation increase                3.30%       3.33%       3.33%        N/A         N/A         N/A
Expected long-term rates of return on        9.81%       9.82%       10.79%       N/A         N/A         N/A
   assets

The expected long-term rates of return on assets are calculated by applying the expected rate of return to a market related value of plan assets at the beginning of the year, adjusted for the weighted average expected contributions and benefit payments. The market related value of plan assets used to calculate expected return was $433.9 million at September 30, 2000, $382.8 million at
December 31, 1999, and $329.5 million at December 31, 1998. The measurement date for determining the market related value of plan assets was changed during 2000 from December 31 to September 30 in order to utilize more timely and accurate data. This change had an insignificant impact on the 2000 financial statements.

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

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $143 million, $141.9 million and $112.4 million, respectively, as of December 31,
2000.

For the U.S. plans at December 31, 2000, a 5.5 percent health care cost trend rate was used for pre-65 and post-65 benefits, and trend rates were assumed to remain level for 2001 and subsequent years. For the Canadian plans, a 7 percent health care cost trend rate was used, which was assumed to decrease to 4.5 percent by 2006 and remain at that level in subsequent years.

Health care cost trend rates can have an effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would increase or decrease the total of service and interest cost by approximately $0.3 million and the postretirement benefit obligation by approximately $3.2 million.

The additional minimum pension liability, less related intangible asset, was recognized net of tax benefits as a component of shareholders' equity within accumulated other comprehensive loss.

Other Benefit Plans

Substantially all employees within the company's aerospace and technologies segment who participate in Ball's 401(k) salary conversion plan receive a performance-based matching cash contribution of up to 4 percent of base salary. The company recorded
$1.9 million, zero and $1.6 million in 2000, 1999 and 1998, respectively, as compensation related to this match. In addition, substantially all U.S. salaried employees and certain U.S. nonunion hourly employees who participate in Ball's 401(k) salary conversion plan automatically participate in the company's ESOP through an employer matching contribution. Cash contributions to the
ESOP trust, including preferred dividends, are used to service the ESOP debt and were $11.5 million in 2000, $11.6 million in 1999 and $10.7 million in 1998. Interest paid by the ESOP trust for its borrowings was $1.7 million, $2.6 million and $3.3 million for
2000, 1999 and 1998, respectively.

13.  Shareholders' Equity

At December 31, 2000, the company had 120 million shares of common stock and 15 million shares of preferred stock authorized, both without par value. Preferred stock includes 600,000 authorized but unissued shares designated as Series A Junior Participating
Preferred Stock and 2,100,000 authorized shares designated as Series B ESOP Convertible Preferred Stock.

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

Under the company's successor Shareholder Rights Plan, one Preferred Stock Purchase Right (Right) is attached to each outstanding share of Ball Corporation common stock. Subject to adjustment, each Right entitles the registered holder to purchase from the company one one-thousandth of a share of Series A Junior Participating Preferred Stock of the company at an exercise price of $130 per Right.
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

Common shares were reserved at December 31, 2000, for future issuance under the employee stock purchase, stock option, dividend reinvestment and restricted stock plans, as well as to meet conversion requirements of the ESOP Preferred.

In connection with the employee stock purchase plan, the company contributes 20 percent of up to $500 of each participating employee's monthly payroll deduction toward the purchase of Ball Corporation common stock. Company contributions for this plan were approximately $1.9 million in 2000, $1.8 million in 1999 and $1.6 million in 1998.

Accumulated Other Comprehensive Loss

The activity related to accumulated other comprehensive loss was as follows:

                                                                              Minimum             Accumulated
                                                         Foreign              Pension                Other
($ in millions)                                          Currency            Liability           Comprehensive
                                                        Translation         (net of tax)             Loss
                                                     -----------------    -----------------    -----------------
December 31, 1997                                       $   (20.9)           $    (1.9)           $   (22.8)
1998 change                                                  (7.7)                (1.2)                (8.9)
                                                     -----------------    -----------------    -----------------
December 31, 1998                                           (28.6)                (3.1)               (31.7)
1999 change                                                   4.0                  1.0                  5.0
                                                     -----------------    -----------------    -----------------
December 31, 1999                                           (24.6)                (2.1)               (26.7)
2000 change                                                  (3.2)                 0.2                 (3.0)
                                                     -----------------    -----------------    -----------------
December 31, 2000                                       $   (27.8)           $    (1.9)           $   (29.7)
                                                     =================    =================    =================

The minimum pension liability component of other comprehensive earnings (loss) is presented net of related tax expense (benefit) of
$1.4 million, $0.7 million and $(0.4) million for the years ended December 31, 2000, 1999 and 1998, respectively. No tax benefit has been provided on the foreign currency translation loss component for any period, as the undistributed earnings of the company's foreign investments will continue to be reinvested.

Stock Options and Restricted Shares

The company has several stock option plans under which options to purchase shares of common stock have been granted to officers and key employees at the market value of the stock at the date of grant. Payment must be made at the time of exercise in cash or with shares of stock owned by the option holder, which are valued at fair market value on the date exercised. Options terminate 10 years from date of grant. Tier A options are exercisable in four equal installments commencing one year from date of grant, with the exception of certain Tier A options granted in 1998, which become exercisable after the company's common stock price reaches specified prices for 10 consecutive days, or at the end of five years, whichever comes first. Tier B options vested at the date of grant, and were exercisable after the company's common stock price closed at or above a target price of $50 per share for
10 consecutive days, which occurred in April 1999. Approximately $4.7 million was recorded as compensation expense in the second quarter of 1999 in connection with the Tier B options becoming exercisable, and common stock was increased accordingly. The target stock price was adjusted based on a compounded annual growth rate of 7.5 percent for individuals retiring prior to the options becoming exercisable.

The company also granted 130,000 shares of restricted stock to certain management employees during 1998 at a price of $35 per share.
Restrictions on these shares lapse in tranches based on the company achieving certain standards of performance or at the end of seven years, whichever comes first.

A summary of stock option activity for the years ended December 31 follows:

                                             2000                        1999                        1998
                                  --------------------------  --------------------------  --------------------------
                                                  Weighted                    Weighted                    Weighted
                                                  Average                     Average                     Average
                                   Number of      Exercise     Number of      Exercise     Number of      Exercise
                                     Shares        Price         Shares       Price          Shares       Price
                                  ------------  ------------  ------------  ------------  ------------  ------------

Outstanding at beginning of year   1,926,795      $ 34.657     2,163,396      $ 30.884     1,754,298      $ 27.223
Tier A options exercised             (92,292)       26.705      (394,283)       29.626      (332,594)       26.981
Tier B options exercised                -             -          (55,500)       24.375       (38,000)       24.375
Tier A options granted               380,375        33.063       301,100        53.861       822,300        36.738
Tier A options canceled              (60,623)       39.012       (87,918)       36.633       (42,608)       29.378
                                  ------------                ------------                ------------
Outstanding at end of year         2,154,255        34.594     1,926,795        34.657     2,163,396        30.884
                                  ------------                ------------                ------------
Exercisable at end of year         1,258,490        31.727     1,087,045        29.955       743,671        28.555
                                  ------------                ------------                ------------
Reserved for future grants         1,783,489                   2,128,130                   2,360,056
                                  ------------                ------------                ------------

Additional information regarding options outstanding at December 31, 2000, follows:

                                                            Exercise Price Range
                                     -------------------------------------------------------------------
                                      $24.375 - $26.625       $28.250 - $35.000       $35.625 - $55.125        Total
                                     -------------------     -------------------     -------------------     ---------
Number of options outstanding               641,388                 726,433                 786,434          2,154,255
Weighted average exercise price             $25.368                 $33.400                 $43.221            $34.594
Weighted average remaining                6.4 years               8.7 years               8.2 years          7.9 years
   contractual life

Number of shares exercisable                584,763                 278,783                 394,944          1,258,490
Weighted average exercise price             $25.250                 $33.439                 $40.106            $31.727

These options cannot be traded in any equity market. However, based on the Black-Scholes option pricing model, adapted for use in valuing compensatory stock options in accordance with SFAS No. 123, Tier A options granted in 2000, 1999 and 1998 have estimated weighted average fair values at the date of grant of $12.16 per share, $17.32 per share and $10.73 per share, respectively. Under the same methodology, Tier B options granted during 1997 have an estimated weighted average fair value at the date of grant of $8.54 per share. The actual value an employee may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. Consequently, there is no assurance that the value realized by an employee will be at or near the value estimated. The fair values were estimated using the following weighted average assumptions:

                                                    2000 Grants        1999 Grants        1998 Grants
                                                  ---------------    ---------------    ---------------
Expected dividend yield                                  1.30%              1.52%              1.31%
Expected stock price volatility                         32.43%             29.80%             25.34%
Risk-free interest rate                                  6.36%              5.34%              5.21%
Expected life of options                             5.5 years          5.5 years          5.3 years

Ball accounts for its stock-based employee compensation programs using the intrinsic value method prescribed by APB Opinion No. 25,
"Accounting for Stock Issued to Employees." If we had elected to recognize compensation based upon the calculated fair value of the options granted after 1994, pro forma net earnings and earnings per share would have been:

                                                     Years ended December 31,
                                            ----------------------------------------
($ in millions, except per share amounts)       2000          1999          1998
                                            ------------  ------------  ------------
As reported:
   Net earnings                              $    68.2     $   104.2     $    16.6
   Basic earnings per share                       2.26          3.36          0.45
   Diluted earnings per share                     2.14          3.15          0.44

Pro forma results:
   Net earnings                              $    65.6     $   100.6     $    14.3
   Basic earnings per share                       2.17          3.24          0.38
   Diluted earnings per share                     2.06          3.04          0.37

14.  Earnings per Share

The following table provides additional information on the computation of earnings per share amounts.

                                                                               Years ended December 31,
                                                                  --------------------------------------------------
($ in millions, except per share amounts)                              2000              1999              1998
                                                                  --------------    --------------    --------------
Basic earnings per Share
Earnings before extraordinary item and accounting change            $    68.2         $   104.2         $    32.0
Early debt extinguishment costs, net of tax                               -                 -               (12.1)
Cumulative effect of accounting change for start-up costs,
   net of tax                                                             -                 -                (3.3)
                                                                  --------------    --------------    --------------
Net earnings                                                             68.2             104.2              16.6
Preferred dividends, net of tax                                          (2.6)             (2.7)             (2.8)
                                                                  --------------    --------------    --------------
Earnings attributable to common shareholders                        $    65.6         $   101.5         $    13.8
                                                                  ==============    ==============    ==============
Weighted average common shares (000s)                                  29,040            30,170            30,388
                                                                  ==============    ==============    ==============
Basic earnings per share:
   Earnings before extraordinary item and accounting change         $    2.26        $     3.36        $     0.96
   Early debt extinguishment costs, net of tax                            -                 -               (0.40)
   Cumulative effect of accounting change, net of tax                     -                 -               (0.11)
                                                                  --------------    --------------    --------------
   Basic earnings per share                                         $    2.26        $     3.36        $     0.45
                                                                  ==============    ==============    ==============
Diluted Earnings per Share
Earnings before extraordinary item and accounting change            $    68.2         $   104.2         $    32.0
Early debt extinguishment costs, net of tax                               -                 -               (12.1)
Cumulative effect of accounting change for start-up costs,
   net of tax                                                             -                 -                (3.3)
                                                                  --------------    --------------    --------------
Net earnings                                                             68.2             104.2              16.6
Adjustments for deemed ESOP cash contribution
   in lieu of the ESOP Preferred dividend                                (2.0)             (2.0)             (2.1)
                                                                  --------------    --------------    --------------
Adjusted earnings attributable to common shareholders               $    66.2         $   102.2         $    14.5
                                                                  ==============    ==============    ==============
Weighted average common shares (000s)                                  29,040            30,170            30,388
Effect of dilutive securities:
   Dilutive effect of stock options                                       256               476               338
   Common shares issuable upon conversion of the
      ESOP Preferred stock                                              1,721             1,804             1,866
                                                                  --------------    --------------    --------------
Weighted average shares applicable to diluted earnings per share       31,017            32,450            32,592
                                                                  ==============    ==============    ==============
Diluted earnings per share:
   Earnings before extraordinary item and accounting change         $    2.14        $     3.15        $     0.91
   Early debt extinguishment costs, net of tax                            -                 -               (0.37)
   Cumulative effect of accounting change, net of tax                     -                 -               (0.10)
                                                                  --------------    --------------    --------------
   Diluted earnings per share                                       $    2.14        $     3.15        $     0.44
                                                                  ==============    ==============    ==============

The following options have been excluded for the respective years from the computation of the diluted earnings per share calculation since they were anti-dilutive (i.e., the exercise price exceeded the average common stock price for the year):

         Exercise Price          Expiration              2000               1999                1998
       ------------------      ---------------      --------------     --------------      --------------

          $  35.000                  2008                245,000                 -                  -
             35.625                  2005                128,850                 -                  -
             35.938                  2008                280,550                 -                  -
             44.313                  2008                 98,750                 -            120,000
             55.125                  2009                242,338           259,650                  -
             Various                Various               35,946                 -              4,000
                                                    --------------     --------------      --------------
             Total                                     1,031,434           259,650            124,000
                                                    ==============     ==============      ==============

15.  Financial Instruments and Risk Management

The company is subject to various risks and uncertainties due to our operations and business activities, changing commodity prices and changing capital markets.

Policies and Procedures

In the ordinary course of business, the company employs established risk management policies and procedures to reduce exposure to commodity price changes, changes in interest rates, fluctuations in foreign currencies and the company's common share repurchase program. Our objective in managing our exposure to commodity price changes is to limit the impact of raw material price changes on earnings and cash flow through arrangements with customers and suppliers, and, at times, through the use of certain derivative instruments such as options and forward contracts designated as hedges. Our objective in managing our exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we primarily use interest rate swaps, collars and options to manage our mix of floating and fixed-rate debt. Our objective in managing our exposure to foreign currency fluctuations is to protect foreign cash flow and reduce earnings volatility associated with foreign exchange rate changes.

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

Commodity Price Risk

The company primarily manages the commodity price risk in connection with market price fluctuations of aluminum by entering into customer sales contracts for cans and ends, which include aluminum-based pricing terms which consider price fluctuations under our commercial supply contracts for aluminum purchases. The terms include "band" pricing where there is an upper and lower limit, a fixed price or only an upper limit to the aluminum component pricing. This matched pricing affects substantially all of our North
American metal beverage packaging net sales. The company also, at times, uses certain derivative instruments such as option and forward contracts to hedge commodity price risk. At December 31, 2000, the company had aluminum forward contracts with notional amounts of $124 million hedging its aluminum purchase contracts. These forward contract agreements expire in less than one year.
The fair value of these contracts at December 31, 2000, was $(2.4) million. The company's equity joint ventures also had aluminum forward contracts with notional amounts of $20 million hedging aluminum purchase contracts. These forward contract agreements expire at various times up to two years. The fair value of these contracts at December 31, 2000, was $0.2 million. At December 31, 1999, the company had aluminum forward contracts with notional amounts of $163 million hedging the aluminum in the fixed price sales contracts. The fair value of these contracts at December 31, 1999, was $2.1 million.

Interest Rate Risk

Interest rate instruments held by the company at December 31, 2000 and 1999, included pay-floating and pay-fixed interest rate swaps, interest rate caps and swaption contracts. Pay-fixed swaps effectively convert floating rate obligations to fixed rate instruments.
Pay-floating swaps effectively convert fixed-rate obligations to variable rate instruments. Swap agreements expire at various times up to five years.

Interest rate swap agreements outstanding at December 31, 2000, had notional amounts of $10 million at a floating rate and
$154 million at a fixed rate, or a net fixed position of $144 million. The company also entered into an interest rate cap agreement in 2000 with a notional amount of $10 million. At December 31, 1999, the agreements had notional amounts of $10 million at a floating rate and $475 million at a fixed rate, or a net fixed position of $465 million.

The related notional amounts of interest rate swaps and options serve as the basis for computing the cash flow under these agreements but do not represent the company's exposure through its use of these instruments. Although these instruments involve varying degrees of credit and interest risk, the counter parties to the agreements involve financial institutions, which are expected to perform fully under the terms of the agreements.

The fair value of all non-derivative financial instruments approximates their carrying amounts with the exception of long-term debt.
Rates currently available to the company for loans with similar terms and maturities are used to estimate the fair value of long-term debt based on discounted cash flows. The fair value of derivatives generally reflects the estimated amounts that we would pay or receive upon termination of the contracts at December 31, 2000 and 1999, taking into account any unrealized gains and losses on open contracts.

                                                      2000                                1999
                                        --------------------------------    -----------------------------
                                           Carrying           Fair             Carrying           Fair
($ in millions)                             Amount            Value             Amount            Value
                                        --------------    --------------    --------------    --------------
Long-term debt                            $  1,078.8        $  1,059.4        $  1,139.5        $  1,124.6
Unrealized net gain on derivative
   contracts relating to debt                    -                 1.3               -                 8.0

Exchange Rate Risk

The company's foreign currency risk exposure results from fluctuating currency exchange rates, primarily the strengthening of the
U.S. dollar against the Hong Kong dollar, Canadian dollar, Chinese renminbi, Thai baht and Brazilian real. The company faces currency exposure that arises from translating the results of its global operations and maintaining U.S. dollar debt and payables in foreign countries. The company primarily uses forward contracts to manage its foreign currency exposures and, as a result, gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets and liabilities. At
December 31, 2000, the notional amounts of the company's foreign exchange risk management contracts, net of notional amounts of contracts with counterparties against which the company has the legal right of offset, were $7.7 million for the Brazilian Real,
$1.3 million for the Euro and $0.5 million for the Thai baht. The fair value of these contracts as of December 31, 2000 was
$0.2 million.

Equity

In connection with the company's ongoing share repurchase program, we sell put options which give the purchaser of those options the right to sell shares of the company's common stock to the company on specified dates at specified prices upon the exercise of those options. The put option contracts allow the company to determine the method of settlement, either in cash or shares. As such, the contracts are considered equity instruments and changes in the fair value are not recognized in our financial statements. The company's objective in selling put options is to lower the average purchase price of acquired shares in connection with the share repurchase program. During 1999 we received $1.3 million in premiums for option contracts and in 2000 we paid $1.2 million to settle in cash those contracts that either matured with no value or were not purchased. As of December 31, 2000, there was one put option contract outstanding for 50,000 shares with a strike price of $45.06. The premiums received are shown as a reduction in treasury stock.

Also in connection with the ongoing share repurchase program, the company entered into a forward share repurchase agreement in 2000 to purchase shares of the company's common stock. During 2000 we purchased 580,300 shares under the agreement at an average price of
$34.50. In January 2001 we purchased the 510,500 shares remaining under the agreement at an average price of $35.16.

New Accounting Pronouncement

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, an amendment of SFAS 133, essentially require all derivatives to be recorded on the balance sheet at fair value and establish new accounting practices for hedge instruments. In connection with the adoption of these statements, which became effective for Ball on January 1, 2001, we expect the cumulative earnings effect of this change in accounting to be insignificant.

16.  Research and Development

Research and development costs are expensed as incurred in connection with the company's internal programs for the development of products and processes. Costs incurred in connection with these programs, a portion of which is included in cost of sales, amounted to $14.4 million, $14 million and $23.7 million for the years 2000, 1999 and 1998, respectively.

17.  Contingencies

The company is subject to various risks and uncertainties in the ordinary course of business due, in part, to the competitive nature of the industries in which we participate, our operations in developing markets outside the U.S., changing commodity prices for the materials used in the manufacture of our products and changing capital markets. Where practicable, we attempt to reduce these risks and uncertainties through the establishment of risk management policies and procedures, including, at times, the use of certain derivative financial instruments.

From time to time, the company is subject to routine litigation incident to its business. Additionally, the U.S. Environmental
Protection Agency has designated Ball as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. Our information at this time does not indicate that these matters will have a material adverse effect upon the liquidity, results of operations or financial condition of the company.

18.  Quarterly Results of Operations (Unaudited)

The company's fiscal quarters end on the Sunday nearest the calendar quarter end. The fiscal years end on December 31.

2000 Quarterly Information

The company recorded an $83.4 million pretax charge ($55 million after tax, minority interests and equity earnings impacts) in the second quarter for packaging business consolidation and investment exit activities. Additional details about the charge and related activities are provided in Note 3.

1999 Quarterly Information

Fluctuations in sales and earnings for the quarters in 1999 reflected the normal seasonality of the business as well as the number of days in each fiscal quarter.

($ in millions except per share amounts)           First          Second         Third          Fourth
                                                   Quarter        Quarter        Quarter        Quarter         Total
                                                 -----------    -----------    -----------    -----------    -----------
2000
Net sales(1)                                      $  846.0       $  995.0       $  996.0       $  827.7       $3,664.7
                                                 -----------    -----------    -----------    -----------    -----------
Gross profit(2)                                      102.6          127.0          134.1          103.1          466.8
                                                 -----------    -----------    -----------    -----------    -----------
Net earnings                                          20.0          (15.4)          44.5           19.1           68.2
Preferred dividends, net of tax                       (0.6)          (0.7)          (0.6)          (0.7)          (2.6)
                                                 -----------    -----------    -----------    -----------    -----------
Earnings (loss) attributable to common
   shareholders                                   $   19.4       $  (16.1)      $   43.9       $   18.4       $   65.6
                                                 ===========    ===========    ===========    ===========    ===========
Basic earnings (loss) per share                   $   0.65       $  (0.55)      $   1.52       $   0.65       $   2.26
                                                 ===========    ===========    ===========    ===========    ===========
Diluted earnings (loss) per share                 $   0.62       $  (0.55)      $   1.43       $   0.62       $   2.14
                                                 ===========    ===========    ===========    ===========    ===========
1999
Net sales(1)                                      $  848.7       $1,011.3       $1,026.5       $  820.7       $3,707.2
                                                 -----------    -----------    -----------    -----------    -----------
Gross profit(2)                                       94.2          126.7          133.0          104.9          458.8
                                                 -----------    -----------    -----------    -----------    -----------
Net earnings                                          15.7           32.0           37.0           19.5          104.2
Preferred dividends, net of tax                       (0.7)          (0.7)          (0.6)          (0.7)          (2.7)
                                                 -----------    -----------    -----------    -----------    -----------
Earnings attributable to common shareholders      $   15.0       $   31.3       $   36.4       $   18.8       $  101.5
                                                 ===========    ===========    ===========    ===========    ===========
Basic earnings per share                          $   0.50       $   1.03       $   1.21       $   0.63       $   3.36
                                                 ===========    ===========    ===========    ===========    ===========
Diluted earnings per share                        $   0.47       $   0.96       $   1.13       $   0.59       $   3.15
                                                 ===========    ===========    ===========    ===========    ===========

(1)  EITF No. 00-10, which requires that shipping and handling fees be reported as a component of cost of sales, was adopted in the fourth quarter of 2000. The effect of this guidance resulted in offsetting increases in sales and cost of sales for both years.
     See Note 1 for more details.
(2)  Gross profit is shown after depreciation and amortization of $133.8 million and $137.4 million for the years ended
     December 31, 2000 and 1999, respectively.

Earnings per share calculations for each quarter are based on the weighted average shares outstanding for that period. As a result, the sum of the quarterly amounts may not equal the annual earnings per share amount. The diluted loss per share in the second quarter of 2000 is the same as the net loss per basic share because the assumed exercise of stock options and conversion of the ESOP
Preferred stock would have been antidilutive.

Five-Year Review of Selected Financial Data
Ball Corporation and Subsidiaries

   -----------------------------------------  ------------   ------------   ------------   ------------   ------------
   ($ in millions, except per share amounts)      2000           1999           1998           1997           1996
   -----------------------------------------  ------------   ------------   ------------   ------------   ------------
   Net sales                                   $ 3,664.7      $ 3,707.2      $ 2,995.7      $ 2,464.5      $ 2,252.7
   Earnings from:
      Continuing operations                         68.2          104.2           32.0           58.3           13.1
      Discontinued operations                        -              -              -              -             11.1
   Earnings before cumulative effect of
      accounting change                             68.2          104.2           32.0           58.3           24.2
   Early debt extinguishment costs,
      net of tax                                     -              -            (12.1)           -              -
   Cumulative effect of accounting
      change, net of tax(1)                          -              -             (3.3)           -              -
   Net earnings                                     68.2          104.2           16.6           58.3           24.2
   Preferred dividends, net of tax                  (2.6)          (2.7)          (2.8)          (2.8)          (2.9)
   Earnings (loss) attributable to
      common shareholders                      $    65.6      $   101.5      $    13.8      $    55.5      $    21.3
   Return on average common
      shareholders' equity                         10.1%          16.2%           2.3%           9.3%           3.7%
   -----------------------------------------  ------------   ------------   ------------   ------------   ------------
   Earnings per common share:
      Earnings from:
         Continuing operations                 $    2.26      $    3.36      $    0.96      $    1.84      $    0.34
         Discontinued operations                     -              -              -              -             0.36
      Earnings before extraordinary
         item and cumulative effect of
         accounting change                          2.26           3.36           0.96           1.84           0.70
      Early debt extinguishment costs,
         net of tax                                  -              -            (0.40)           -              -
      Cumulative effect of accounting
         change, net of tax(1)                       -              -            (0.11)           -              -
      Earnings per common share                $    2.26      $    3.36      $    0.45      $    1.84      $    0.70
   Weighted average common shares
      outstanding (000s)                          29,040         30,170         30,388         30,234         30,314
   -----------------------------------------  ------------   ------------   ------------   ------------   ------------
   Diluted earnings per share:
      Earnings from:
         Continuing operations                 $    2.14      $    3.15      $    0.91      $    1.74      $    0.34
         Discontinued operations                      -             -              -              -             0.34
      Earnings before extraordinary
         item and cumulative effect of
         accounting change                          2.14           3.15           0.91           1.74           0.68
      Early debt extinguishment costs,
         net of tax                                  -              -            (0.37)           -              -
      Cumulative effect of accounting
         change, net of tax(1)                       -              -            (0.10)           -              -
      Diluted earnings per share               $    2.14      $    3.15      $    0.44      $    1.74      $    0.68
   Diluted weighted average common
      shares outstanding (000s)                   31,017         32,450         32,592         32,311         32,335
   -----------------------------------------  ------------   ------------   ------------   ------------   ------------
   Property, plant and equipment
      additions                                $    98.7      $   107.0      $    84.2      $    97.7      $   196.1
   Depreciation and amortization               $   159.1      $   162.9      $   145.0      $   117.5      $    93.5
   Total assets                                $ 2,649.8      $ 2,732.1      $ 2,854.8      $ 2,090.1      $ 1,700.8
   Total interest bearing debt and
      capital lease obligations(3)             $ 1,137.3      $ 1,196.7      $ 1,356.6      $   773.1      $   582.9
   Common shareholders' equity                 $   639.6      $   655.2      $   594.6      $   611.3      $   586.7
   Total capitalization(3)                     $ 1,834.6      $ 1,907.3      $ 2,003.2      $ 1,459.0      $ 1,194.3
   Debt-to-total capitalization(3)                 62.0%          62.7%          67.7%          53.0%          48.8%
   Cash dividends                              $    0.60      $    0.60      $    0.60      $    0.60      $    0.60
   Book value                                  $   22.80      $   21.97      $   19.52      $   20.23      $   19.22
   Market value                                $   46.06      $   39.38      $   45.75      $   35.38      $   26.25
   Annual return to common shareholders(2)         19.2%        (12.7)%          31.4%          37.4%         (3.2)%
   -----------------------------------------  ------------   ------------   ------------   ------------   ------------

   (1)  See the notes to the consolidated financial statements.
   (2)  Change in stock price plus dividend yield assuming reinvestment of dividends.
   (3)  Includes amounts attributed to discontinued operations.

Quarterly Stock Prices and Dividends

Quarterly prices for the company's common stock, as reported on the composite tape, were:

               2000                                                1999
                1st          2nd          3rd          4th          1st          2nd          3rd          4th
              Quarter      Quarter      Quarter      Quarter      Quarter      Quarter      Quarter      Quarter
             ---------    ---------    ---------    ---------    ---------    ---------    ---------    ---------
High          $ 43.25      $ 37.63      $ 36.38      $ 47.94      $ 46.94      $ 59.13      $ 52.44      $ 44.25
Low             26.00        29.25        31.13        28.56        39.25        42.25        42.56        35.38

A common stock dividend of $0.15 per share was paid in each of the 2000 and 1999 quarters.