Form 10-K, Exhibit 13
period 2001-12-31
BALL CORP
filed 2002-03-28
CIK 9389

Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Ball Corporation and Subsidiaries

Ball Corporation and subsidiaries are referred to collectively as "Ball" or "the company" or "we" and "our" in the following discussion and analysis.

Management's discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying notes, including that in connection with the company's significant accounting policies defined in Note 1.

Recent Developments
On January 23, 2002, the company's board of directors declared a two-for-one split of our stock, increased the next quarterly dividend and authorized the additional repurchase of common shares.  The stock split was effective February 22, 2002, for all shareholders of record on February 1, 2002.  As a result of the stock split, all amounts related to earnings per share and share prices have been retroactively restated as if the split had occurred as of January 1, 1999.

Consolidated Sales and Earnings
Ball's operations are organized along its product lines and include two segments - the packaging segment and the aerospace and technologies segment.  The packaging segment includes metal container products used primarily in beverage and food packaging and PET
(polyethylene terephthalate) plastic container products used principally in beverage packaging.  Our packaging operations are located primarily in North America (the U.S. and Canada).

Packaging Segment
North American metal beverage container sales, which represented approximately 67 percent of segment sales in 2001, were 3 percent lower than in 2000.  The decrease was due to lower soft drink container shipments and lower selling prices.  While manufacturing cost controls are yielding favorable results, operating margins were lower due to lower beverage can selling prices and higher unit costs as a result of planned inventory reductions.  In mid-December 2001 we ceased production at the Moultrie, Georgia, beverage can plant; its production of one billion cans per year is expected to be consolidated into other Ball plants.  Based on publicly available industry information, we estimate that shipments in 2001 for our metal beverage container product line were approximately
31 percent of total U.S. and Canadian shipments, compared to 32 percent in 2000.
     The 3 percent decrease in 2000 sales compared to those in 1999 was due to lower shipments, partially offset by higher aluminum prices passed through to customers.  During the first quarter of 2000, we closed a beverage can plant in Tampa and began operation of a new, high-speed production line in a second plant in Tampa.  At the end of the second quarter of 2000, we closed another beverage can plant in the Southeast due to industry overcapacity and unattractive pricing.  Near the end of 2000, a beverage can manufacturing line in British Columbia was decommissioned.
     On January 1, 2002, we entered into a 50/50 joint venture agreement with Coors Brewing Company (Coors) for the manufacture and supply of essentially all of the 4.5 billion beverage cans and ends used by Coors annually.  Ball will account for the joint venture under the equity method of accounting.  In addition to beverage cans supplied to Coors from the joint venture, Ball will supply
Coors with beverage cans manufactured in other wholly-owned Ball facilities.
     North American metal food container sales, which comprised approximately 19 percent of segment sales in 2001, were 8 percent higher than those in 2000 and 10 percent higher than in 1999.  Sales in 2001 reflected volume gains from several customers, including ConAgra Grocery Products Company, and strong salmon and pre-season vegetable can sales.  The increase in 2000 from 1999 was primarily the result of volume gains.  We estimate our 2001 shipments of 5.6 billion cans to be approximately 17 percent of total U.S. and Canadian metal food container shipments, based on publicly available industry information.
     Plastic bottle sales, approximately 9 percent of segment sales in 2001, increased 10 percent from 2000 sales, which were higher than 1999 sales by 4 percent.  Plastic bottle sales are predominantly to water and carbonated soft drink customers.  Shipments were significantly higher in 2001 than in 2000 although selling prices were lower.  This product line has also experienced higher than planned freight, warehousing and utility costs, particularly on the West Coast, resulting in lower operating margins in 2001.  The
2000 sales increase compared to 1999 was due to the pass-through of higher resin prices.
     International packaging sales are comprised of the sales within the People's Republic of China (PRC) as well as revenues from technical services provided to Ball licensees.  Sales and operating margins in the PRC were lower in 2001 due to the weak market there as well as the business consolidation actions being taken.  See the discussion under "Other Items" for information regarding our China operations.

Aerospace and Technologies Segment
Sales in the aerospace and technologies segment were 15 percent higher than in 2000, due in part to customer requested acceleration of certain programs into 2001 from 2002.  Excluding the charge to exit product lines discussed under "Other Items," as well as a favorable Employee Stock Ownership Plan (ESOP) litigation settlement in 2000, the improvement in operating margins was due to strong sales in our U.S. government business.  The aerospace and technologies segment had lower sales in 2000 compared to 1999 as a result of the completion of some programs and delays in the start-up and funding of new programs.  Despite the decrease in sales and excluding the favorable ESOP litigation settlement, earnings in 2000 were higher as a result of better than anticipated margins at the completion of certain long-term contracts.
     Sales to the U.S. government, either directly as a prime contractor or indirectly as a subcontractor, represented approximately
92 percent, 85 percent and 86 percent of segment sales in 2001, 2000 and 1999, respectively.  Consolidation in the industry continues, and there is strong competition for business.  Backlog for the aerospace and technologies segment at December 31, 2001 and 2000, was approximately $431 million and $351 million, respectively.  Year-to-year comparisons of backlog are not necessarily indicative of the trend of future operations.
     For additional information regarding the company's segments, see the summary of business segment information in Note 2 accompanying the consolidated financial statements.

Selling and Administrative Expenses
Selling and administrative expenses were $135.6 million, $138.9 million and $140.9 million for 2001, 2000 and 1999, respectively.
Lower expenses in 2001 compared to 2000 were largely related to lower performance-based compensation.  Higher selling and administrative expenses in 1999 reflect, in large part, $4.7 million of performance-based compensation recorded in connection with a program since ended.

Interest and Taxes
Consolidated interest expense was $88.3 million in 2001 compared to $95.2 million in 2000 and $107.6 million in 1999.  The decrease in 2001 was attributable to lower interest rates and borrowings, partially offset by lower capitalized interest.  The 2000 decrease compared to 1999 was the result of a lower level of average borrowings during the year, as well as higher capitalization of interest, largely in connection with our Tampa plant expansion, offset by higher short-term interest rates.  We maintained a higher percentage of long-term debt at lower fixed rates in 2000 as a result of fixing certain previously floating rate debt through the use of financial instruments.
     Ball's consolidated effective income tax benefit rate for 2001 was 8.6 percent as compared to the provision of 37.6 percent in
2000 and 37.9 percent in 1999.  The decreased benefit in 2001, compared to that calculated using the federal statutory rate of
35 percent, is primarily the result of the taxable characteristics of the China restructuring, in particular nondeductible goodwill.
Excluding the effects of the restructuring in both 2001 and 2000, and the ESOP settlement in 2000, the effective income tax rate would have been approximately 35 percent for both years.  The lower 2001 and 2000 adjusted effective tax rate as compared to 1999 is primarily the result of the favorable effects of implementing strategies which have reduced overall state taxes and negative effects of foreign operations.

Results of Equity Affiliates
Equity in the earnings of affiliates is attributable to our 50 percent ownership investment in Brazil and, to a lesser extent, our minority-owned investments in the PRC and Thailand.  Earnings were $4 million in 2001 compared to losses of $3.9 million and
$0.2 million in 2000 and 1999, respectively.  The equity earnings improvement in 2001 was due to our operations in Brazil.  Brazil's losses in 2000 were the result of the unfavorable effect of foreign currency transactions, while losses in the PRC reflected the continued effects of excess capacity in the industry, coupled with higher metal costs relative to the previous year and the impact of business consolidation costs.  Thailand incurred a small loss in all three years.

Other Items
We took a number of actions in 2001 to address overcapacity in the industries in which we operate and to improve production efficiencies.  In the first quarter of 2001, we began an extensive review of options available to us in connection with our investment in the PRC.  Based upon that review, we announced in June 2001 a plan to exit the general line metal can business in the
PRC and to further reduce our PRC beverage can manufacturing capacity by closing two plants.  We have since sold the general line business, closed one beverage can plant and are in the process of closing the second.  Based on current estimates, positive cash flow of approximately $29 million, after tax recoveries, is expected upon the completion of this reorganization plan.  Also in June
2001, we ceased operations in two commercial developmental product lines in our aerospace and technologies business.  In mid-
December 2001 we closed our Moultrie, Georgia, beverage can plant.  To affect these actions, pre-tax charges totaling
$271.2 million were recorded in 2001.
     Actions taken during 2000 resulted in a charge in the second quarter for packaging business consolidation and investment exit activities.  The charge included costs associated with the closure of two beverage can facilities, the elimination of a beverage can production line and the write-down to net realizable value of certain international equity investments.
     The charges recorded were based on the estimates of Ball management, actuaries and other independent parties and were developed from information available at the time.  Actual outcomes may vary from the estimates, and, as required, changes, if any, have been or will be reflected in current period earnings or as a reduction of goodwill.  Additional details about our business consolidation and acquisition-related activities and associated costs are provided in Note 3 accompanying the consolidated financial statements.
     During the second quarter of 2000, we favorably resolved certain state and federal tax matters related to prior years that reduced the overall tax provision by $2.3 million.
     In 2000 the Armed Services Board of Contract Appeals sustained our claim to recoverability of costs associated with our ESOP for fiscal years beginning in 1989.  As a result, in the third quarter of 2000 we recognized earnings of approximately $7 million
($4.3 million after tax) related to this matter.

Financial Condition, Liquidity and Capital Resources
Cash flows from operating activities were $320.8 million in 2001 compared to $176.5 million in 2000 and $306 million in 1999.  The increase in 2001 from 2000 was due to planned inventory reductions and lower accounts receivable, partially offset by a decrease in accounts payable.  The decrease in 2000 from 1999 was primarily the result of higher accounts receivable and inventory balances.
     Free cash flow is the cash remaining from operations reduced by capital spending.  We focus on increasing free cash flow as an element in our effort to achieve our primary objective of maximizing shareholder value.
     The consolidated statements of our cash flows are summarized as follows:

($ in millions)                                                   2001              2000            1999
                                                              -------------     ------------    ------------

Operating cash flows                                            $   320.8         $   176.5      $   306.0
Capital spending                                                    (68.5)            (98.7)        (107.0)
                                                              -------------     ------------    ------------
   Free cash flow                                                   252.3              77.8          199.0
                                                              -------------     ------------    ------------

Acquisitions of previously leased assets and a PET
   manufacturing business                                           (77.9)              -              -
Debt repayments                                                     (62.3)            (48.0)        (151.1)
Share repurchases, net of issuances                                 (53.8)            (60.9)         (35.5)
Common and preferred dividends                                      (20.4)            (21.6)         (22.5)
Other                                                                19.6              42.5           11.9
                                                              -------------     ------------    ------------
   Net change in cash and temporary investments                 $    57.5         $   (10.2)     $     1.8
                                                              =============     ============    ============

     Capital expenditures, excluding the effects of business acquisitions and lease buyouts, were $68.5 million, $98.7 million and
$107 million in 2001, 2000 and 1999, respectively, and are expected to be approximately $130 million in 2002.
     Cash payments required for debt maturities and rental payments under noncancellable operating leases in effect at December 31,
2001, are $97.6 million, $109.7 million, $114.7 million, $15.4 million and $488.3 million for the years 2002 through 2006, respectively, and $268.6 million combined for all years thereafter.
     Debt at December 31, 2001, decreased $73.2 million to $1,064.1 million from $1,137.3 million at year end 2000, while cash and temporary investments increased by $57.5 million.  Consolidated debt-to-total capitalization increased to 67.4 percent at
December 31, 2001, from 62 percent at year end 2000.  Capitalization, which we define as the total of debt, minority interests and shareholders' equity, decreased during 2001 due largely to the charges taken in June and December for business consolidation activities as well as our repurchase of company common shares.  At December 31, 2001, approximately $596 million was available under the revolving credit facility portion of the Senior Credit Facility.  Ball Asia Pacific Holdings Limited and its consolidated subsidiaries had non-recourse short-term uncommitted credit facilities of approximately $87 million at the end of the year, of which
$48 million was outstanding.
     A receivables sales agreement provides for the ongoing, revolving sale of a designated pool of trade accounts receivable of
Ball's U.S. packaging operations, up to $125 million.  Net funds received from the sale of the accounts receivable totaled
$122.5 million at December 31, 2001 and 2000, and are reflected as a reduction of accounts receivable in the consolidated balance sheet.  In November 2001 we amended the restrictions in our financing agreements to allow for the sale of up to $200 million of designated accounts receivable.
     The company was not in default of any loan agreement at December 31, 2001, and has met all payment obligations.  The U.S. note agreements, bank credit agreement and industrial development revenue bond agreements contain certain restrictions relating to dividends, investments, financial ratios, guarantees and the incurrence of additional indebtedness.
     Additional details about the company's receivables sales agreement and debt are available in Notes 5 and 9, respectively, accompanying the consolidated financial statements.
     Annual cash dividends paid on common stock in 2001, 2000 and 1999 were 30 cents per share each year.

Financial Instruments and Risk Management
In the ordinary course of business, we reduce our exposure to commodity price changes, changes in interest rates, fluctuations in foreign currencies and the company's common share repurchase program through established risk management practices.
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
     Considering the effects of derivative instruments, the market's ability to accept price increases and the company's North
American and international commodity price exposures to aluminum, a hypothetical 10 percent adverse change in the company's North
American and international aluminum prices could have an estimated $2 million impact on net earnings over a one-year period.
However, subsequent to December 31, 2001, the company entered into financial derivative contracts which would significantly reduce this hypothetical amount.  Actual results may vary based on actual changes in market prices and rates and the timing of these changes.
     Steel can sales contracts incorporate annually negotiated metal costs, and plastic container sales contracts include provisions to pass through resin cost changes.  As a result, we believe we have minimal, if any, exposure related to changes in the costs of these commodities.

Interest Rate Risk
Our objective in managing exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs.  To achieve these objectives, we use a variety of interest rate swaps, collars and options to manage our mix of floating and fixed-rate debt.  Interest rate instruments held by the company at December 31, 2001 and
2000, included pay-floating and pay-fixed interest rate swaps, interest rate caps and swaption contracts.  Pay-fixed swaps convert floating rate obligations to fixed rate instruments.  Pay-floating swaps convert fixed-rate obligations to variable rate instruments.  Swap agreements expire at various times up to five years.
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
     Based on our interest rate exposure at December 31, 2001, assumed floating rate debt levels throughout 2002 and the effects of derivative instruments, a 100 basis point change in interest rates could have an estimated $2 million impact on net earnings over a one-year period.  Actual results may vary based on actual changes in market prices and rates and the timing of these changes.

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
     Considering the company's derivative financial instruments outstanding at December 31, 2001, and the currency exposures, a hypothetical 10 percent unfavorable change in the exchange rates compared to the U.S. dollar could have an estimated $7 million impact on net earnings over a one-year period.  However, subsequent to December 31, 2001, the company entered into financial derivative contracts which would significantly reduce this hypothetical amount.  Actual changes in market prices or rates may differ from hypothetical changes.

Shareholders' Equity
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
     In 2001 we entered into a forward share repurchase agreement to purchase shares of the company's common stock. In January 2002, we purchased 736,800 shares under this agreement at an average price of $33.58 per share.  We also entered into a share repurchase agreement during 2000 under which we purchased 1,160,600 shares during the year at an average price of $17.25, and the remainder of
1,021,000 shares in January 2001 at an average price of $17.58 per share.

New Accounting Pronouncement
Effective January 1, 2001, we adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative
Instruments and Hedging Activities, and SFAS No. 138, an amendment of SFAS No. 133.  These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.  All derivative instruments, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value.  The effective portions of changes in the fair value of derivative instruments designated as cash flow hedges are recorded in other comprehensive earnings and are recognized in earnings when the hedged item affects earnings.
Ineffective portions of changes in the fair value of cash flow hedges are recognized in current period earnings.
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

Forward-Looking Statements
The company has made or implied certain forward-looking statements in this annual report.  These forward-looking statements represent the company's goals and could vary materially from those expressed or implied.  Some factors that could cause the company's actual results or outcomes to differ materially from those discussed in the forward-looking statements include, but are not limited to, fluctuation in customer growth and demand; product introductions; insufficient production capacity; overcapacity in foreign and domestic metal and plastic container industry production facilities and its impact on pricing and financial results;
lack of productivity improvement or production cost reductions; the weather; vegetable and fishing yields; power and natural resource costs; difficulty in obtaining supplies and energy, such as gas and electric power; shortages in and pricing of raw materials; changes in the pricing of the company's products and services; competition in pricing and the possible decrease in, or loss of, sales resulting therefrom; loss of profitability and plant closures; insufficient or reduced cash flow; transportation costs; the inability to continue the purchase of the company's common shares; the ability to obtain adequate credit resources for foreseeable financing requirements of the company's businesses and to satisfy the resulting credit obligations; regulatory action;
federal and state legislation; increases in interest rates; labor strikes; increases in various employee benefits and labor costs;
boycotts; litigation involving antitrust; intellectual property, consumer and other issues; maintenance and capital expenditures;
goodwill impairment; local economic conditions; the authorization, funding and availability of government contracts and the nature and continuation of those contracts and related services provided thereunder; international business and market risks such as the devaluation of international currencies; terrorist activity or war that disrupts the company's production or supply, or pricing of raw materials used in the production of the company's goods and services, and/or disrupts the ability of the company to obtain adequate credit resources for the foreseeable financing requirements of the company's businesses; and successful or unsuccessful acquisitions, joint ventures or divestitures.  If the company is unable to achieve its goals, then the company's actual performance could vary materially from those goals expressed or implied in the forward-looking statements.

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
     In fulfilling its responsibility for the integrity of financial information, management maintains and relies upon a system of internal control which is designated to provide reasonable assurance that assets are safeguarded from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and that transactions are properly recorded to permit the preparation of reliable financial statements in all material respects.  To assure the continuing effectiveness of the system of internal controls and to maintain a climate in which such controls can be effective, management establishes and communicates appropriate written policies and procedures; selects, trains and develops qualified personnel;
maintains an organizational structure that provides defined lines of responsibility, appropriate delegation of authority and segregation of duties; and maintains a continuous program of internal audits with appropriate management follow-up.  Company policies concerning use of corporate assets and conflicts of interest, which require employees to maintain the highest ethical and legal standards in their conduct of the company's business, are important elements of the internal control system.
     The board of directors oversees management's administration of company reporting practices, internal controls and the preparation of the consolidated financial statements with the assistance of its audit committee, which is subject to regulation by the Securities and Exchange Commission and the New York Stock Exchange (the Exchange).  The board of directors has adopted an audit committee charter that governs the work of the audit committee and is structured to meet the requirements of the Exchange.

R. David Hoover                                      Raymond J. Seabrook
President and Chief Executive Officer                Senior Vice President and Chief Financial Officer

Report of Independent Accountants
To the Board of Directors and Shareholders
Ball Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of shareholders' equity and comprehensive earnings present fairly, in all material respects, the financial position of Ball
Corporation and its subsidiaries at December 31, 2001, and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United
States of America.  These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Denver, Colorado
January 22, 2002, except for Note 14 as to which the date is February 22, 2002

Consolidated Statements of Earnings
Ball Corporation and Subsidiaries

                                                                                     Years ended December 31,
                                                                          -------------------------------------------------
($ in millions, except per share amounts)                                     2001              2000              1999

---------------------------------------------------------------------------------------------------------------------------

Net sales                                                                    $3,686.1          $3,664.7          $3,707.2

---------------------------------------------------------------------------------------------------------------------------

Costs and expenses
   Cost of sales (excluding depreciation and amortization)                    3,142.2           3,067.1           3,111.0
   Depreciation and amortization (Notes 7 and 8)                                152.5             159.1             162.9
   Business consolidation costs and other (Note 3)                              271.2              76.4               -
   Selling and administrative                                                   135.6             138.9             140.9
   Receivable securitization fees and product development (Note 5)               10.0              14.1              13.6
                                                                          --------------    -------------     -------------
                                                                              3,711.5           3,455.6           3,428.4

---------------------------------------------------------------------------------------------------------------------------

Earnings (loss) before interest and taxes                                       (25.4)            209.1             278.8

---------------------------------------------------------------------------------------------------------------------------

Interest expense (Note 9)                                                        88.3              95.2             107.6
                                                                          --------------    -------------     -------------

Earnings (loss) before taxes                                                   (113.7)            113.9             171.2
Tax provision (Note 11)                                                           9.7             (42.8)            (64.9)
Minority interests                                                                0.8               1.0              (1.9)
Equity in results of affiliates                                                   4.0              (3.9)             (0.2)
                                                                          --------------    -------------     -------------
Net earnings (loss)                                                             (99.2)             68.2             104.2
   Preferred dividends, net of tax                                               (2.0)             (2.6)             (2.7)
---------------------------------------------------------------------------------------------------------------------------

Earnings (loss) attributable to common shareholders                          $ (101.2)         $   65.6          $  101.5

---------------------------------------------------------------------------------------------------------------------------

Basic earnings (loss) per share (Note 15) (a)                                $   (1.85)        $    1.13         $    1.68
                                                                          ==============    =============     =============

Diluted earnings (loss) per share (Note 15) (a)                              $   (1.85)        $    1.07         $    1.58
                                                                          ==============    =============     =============

(a) Per share amounts have been retroactively restated for the two-for-one stock split discussed in Note 14.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets
Ball Corporation and Subsidiaries

                                                                                                 December 31,
                                                                                         ------------------------------
($ in millions)                                                                              2001             2000
                                                                                         -------------    -------------

Assets
Current assets
   Cash and temporary investments                                                         $     83.1       $    25.6
   Receivables, net (Note 5)                                                                   172.0           230.2
   Inventories, net (Note 6)                                                                   449.3           627.5
   Deferred taxes and prepaid expenses (Note 11)                                                89.1            86.0
                                                                                         -------------    -------------
     Total current assets                                                                      793.5           969.3

Property, plant and equipment, net (Note 7)                                                    904.4         1,003.7
Goodwill and other assets (Notes 3 and 8)                                                      615.7           676.8
                                                                                         -------------    -------------
     Total Assets                                                                         $  2,313.6       $ 2,649.8
                                                                                         =============    =============

Liabilities and Shareholders' Equity
Current liabilities
   Short-term debt and current portion of long-term debt (Note 9)                         $    115.0       $   125.7
   Accounts payable                                                                            258.5           332.1
   Accrued employee costs and other current liabilities                                        201.2           201.3
                                                                                         -------------    -------------
     Total current liabilities                                                                 574.7           659.1

Long-term debt (Note 9)                                                                        949.1         1,011.6
Employee benefit obligations, deferred taxes and other liabilities
   (Notes 11 and 12)                                                                           276.0           281.8
                                                                                         -------------    -------------
     Total liabilities                                                                       1,799.8         1,952.5
                                                                                         -------------    -------------

Contingencies (Note 19)
Minority interests                                                                               9.7            14.9
                                                                                         -------------    -------------

Shareholders' Equity (Note 13)
   Series B ESOP Convertible Preferred Stock                                                     -              53.4
   Unearned compensation - ESOP                                                                  -             (10.6)
                                                                                         -------------    -------------
     Preferred shareholder's equity                                                              -              42.8
                                                                                         -------------    -------------
   Common stock (75,707,774 shares issued - 2001;
     73,546,762 shares issued - 2000) (a)                                                      478.9           443.9
   Retained earnings                                                                           410.0           529.3
   Accumulated other comprehensive loss                                                        (43.7)          (29.7)
   Treasury stock, at cost (17,890,596 shares - 2001;
     17,448,760 shares - 2000) (a)                                                            (341.1)         (303.9)
                                                                                         -------------    -------------
     Common shareholders' equity                                                               504.1           639.6
                                                                                         -------------    -------------
     Total shareholders' equity                                                                504.1           682.4
                                                                                         -------------    -------------
     Total Liabilities and Shareholders' Equity                                           $  2,313.6        $2,649.8
                                                                                         =============    =============

(a) Share amounts have been retroactively restated for the two-for-one stock split discussed in Note 14.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows
Ball Corporation and Subsidiaries

                                                                                Years ended December 31,
                                                                     ------------------------------------------------
($ in millions)                                                          2001              2000             1999
                                                                     -------------     -------------    -------------

Cash Flows from Operating Activities
Net earnings                                                          $  (99.2)          $  68.2          $ 104.2
Noncash charges to net earnings:
   Depreciation and amortization                                         152.5             159.1            162.9
   Business consolidation costs net of related equity and
     minority interest effects                                           268.7              81.3              -
   Deferred taxes                                                          2.5               9.8             34.3
   Other, net                                                            (46.6)            (11.8)             6.1
Working capital changes, excluding effects of
   acquisitions and dispositions:
   Receivables                                                            33.9              (9.8)            53.5
   Inventories                                                           155.8             (73.8)           (49.1)
   Accounts payable                                                      (71.8)            (12.5)            (5.1)
   Accrued salaries and wages                                            (37.9)             15.1             19.3
   Other, net                                                            (37.1)            (49.1)           (20.1)
                                                                     -------------     -------------    -------------
       Net cash provided by operating activities                         320.8             176.5            306.0
                                                                     -------------     -------------    -------------

Cash Flows from Investing Activities
   Additions to property, plant and equipment                            (68.5)            (98.7)          (107.0)
   Acquisitions of previously leased assets and a PET
     manufacturing business                                              (77.9)              -                -
   Incentive loan receipts and other, net                                 23.5              46.2             14.3
                                                                     -------------     -------------    -------------
       Net cash used in investing activities                            (122.9)            (52.5)           (92.7)
                                                                     -------------     -------------    -------------

Cash Flows from Financing Activities
   Long-term borrowings                                                    -                 -               23.1
   Repayments of long-term borrowings                                    (52.0)            (50.9)          (161.0)
   Change in short-term borrowings                                       (10.3)              2.9            (13.2)
   Common and preferred dividends                                        (20.4)            (21.6)           (22.5)
   Proceeds from issuance of common stock under
     various employee and shareholder plans                               32.1              30.7             36.8
   Acquisitions of treasury stock                                        (85.9)            (91.6)           (72.3)
   Other, net                                                             (3.9)             (3.7)            (2.4)
                                                                     -------------     -------------    -------------
       Net cash provided by (used in) financing activities              (140.4)           (134.2)          (211.5)
                                                                     -------------     -------------    -------------

Net Change in Cash and Temporary Investments                              57.5             (10.2)             1.8
Cash and Temporary Investments - Beginning of Year                        25.6              35.8             34.0
                                                                     -------------     -------------    -------------
Cash and Temporary Investments - End of Year                          $   83.1           $  25.6          $  35.8
                                                                     =============     =============    =============

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Earnings
Ball Corporation and Subsidiaries

                                                         Number of Shares                        Years ended December 31,
                                                          (in thousands)                             ($ in millions)
                                                 2001          2000          1999           2001          2000           1999
                                              -----------    ----------    ----------     ---------     ----------    -----------

Series B ESOP Convertible
  Preferred Stock
   Balance, beginning of year                    1,454          1,530         1,587       $   53.4      $   56.2       $   57.2
   Shares converted or retired                  (1,454)           (76)          (57)         (53.4)         (2.8)          (1.0)
                                              -----------    ----------    ----------     ---------     ----------     ----------
   Balance, end of year                             -           1,454         1,530       $    -        $   53.4       $   56.2
                                              ===========    ==========    ==========     =========     ==========     ==========

Unearned Compensation - ESOP
   Balance, beginning of year                                                             $  (10.6)     $  (20.5)      $  (29.5)
   Amortization                                                                               10.6           9.9            9.0
                                                                                          ---------     ----------     ----------
   Balance, end of year                                                                   $    -        $  (10.6)      $  (20.5)
                                                                                          =========     ==========     ==========

Common Stock (a)
   Balance, beginning of year                   73,546         71,700        69,720       $  443.9      $  413.0       $  368.4
   Shares issued for stock options and
     other employee and shareholder stock
     plans less shares exchanged, and other
                                                 2,162          1,846         1,980           35.0          30.9           44.6
                                              -----------    ----------    ----------     ---------     ----------     ----------
   Balance, end of year                         75,708         73,546        71,700       $  478.9      $  443.9       $  413.0
                                              ===========    ==========    ==========     =========     ==========     ==========

Retained Earnings
   Balance, beginning of year                                                             $  529.3      $  481.2       $  397.9
   Net earnings (loss)                                                                       (99.2)         68.2          104.2
   Common dividends                                                                          (16.5)        (17.5)         (18.2)
   Preferred dividends, net of tax                                                            (2.0)         (2.6)          (2.7)
   ESOP/treasury stock conversion                                                             (1.6)          -              -
                                                                                          ---------     ----------     ----------
   Balance, end of year                                                                   $  410.0      $  529.3       $  481.2
                                                                                          =========     ==========     ==========

Treasury Stock (a)
   Balance, beginning of year                  (17,448)        (12,066)      (8,810)      $ (303.9)      $(212.3)       $(140.0)
   Shares reacquired                            (3,566)         (5,382)      (3,256)         (85.9)        (91.6)         (72.3)
   ESOP/treasury stock conversion                3,124              -            -            48.7           -              -
                                              -----------    ----------    ----------     ---------     ----------     ----------
   Balance, end of year                        (17,890)        (17,448)     (12,066)      $ (341.1)     $ (303.9)      $ (212.3)
                                              ===========    ==========    ==========     =========     ==========     ==========

      (a)  Share amounts have been retroactively restated for the two-for-one stock split discussed in Note 14.

                                                                         Years ended December 31,
                                          ---------------------------------------------------------------------------------------
($ in millions)                                      2001                          2000                          1999
                                          ----------------------------  ---------------------------- ------------------------------
                                                          Accumulated                   Accumulated                    Accumulated
                                                            Other                         Other                          Other
                                          Comprehensive  Comprehensive  Comprehensive  Comprehensive  Comprehensive   Comprehensive
                                             Earnings        Loss          Earnings        Loss          Earnings         Loss
                                          -------------  -------------  -------------  ------------- --------------  ---------------

   Comprehensive Earnings (Loss)
   Balance, beginning of year                              $ (29.7)                       $ (26.7)                      $ (31.7)
   Net earnings (loss)                      $  (99.2)                      $  68.2                      $ 104.2
                                          -------------                 -------------                --------------
   Foreign currency translation
     adjustment                                 (2.1)                         (3.2)                         4.0
   Minimum pension liability adjustment,        (3.8)                          0.2                          1.0
     net of tax
   Effective financial derivatives
     (Note 16)                                  (8.1)                          -                            -
                                          -------------                 -------------                --------------
   Other comprehensive earnings (loss)         (14.0)        (14.0)           (3.0)          (3.0)          5.0             5.0
                                          -------------                 -------------                --------------
   Comprehensive earnings (loss)            $ (113.2)                      $  65.2                      $ 109.2
                                          =============  -------------  =============  ------------  ==============  ---------------
   Balance, end of year                                    $ (43.7)                       $ (29.7)                      $ (26.7)
                                                         =============                 =============                 ===============

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
Ball Corporation and Subsidiaries

1.  Significant Accounting Policies

Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the accounts of Ball Corporation and its controlled affiliates (collectively, Ball, the company, we or our).  Investments in 20 percent through 50 percent-owned affiliates are accounted for by the equity method where Ball does not control, but exercises significant influence over, operating and financial affairs.  Otherwise, investments are included at cost.  Differences between the carrying amounts of equity investments and the company's interest in underlying net assets are amortized over periods benefited.  Significant intercompany transactions are eliminated.  The results of subsidiaries and equity affiliates in Asia are reflected in the consolidated financial statements on a one-month lag.

Subsequent Event
On January 23, 2002, the company declared a two-for-one stock split of its common stock.  See Note 14 for additional information.

Reclassifications
Certain prior year amounts have been reclassified in order to conform with the current year presentation.

Use of Estimates
Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingencies and reported amounts of revenues and expenses.  These estimates are based on historical experience and various other assumptions believed to be reasonable under the circumstances.  Actual results could differ from these estimates under different assumptions or conditions.

Foreign Currency Translation
Assets and liabilities of foreign operations, where the local currency is the functional currency, are translated using period-end exchange rates, and revenues and expenses are translated using average exchange rates during each period.  Translation gains and losses are reported in accumulated other comprehensive loss as a component of common shareholders' equity.

Revenue Recognition
Sales of products in the packaging segment are recognized upon the transfer of title.  In the case of long-term contracts within the aerospace and technologies segment, sales are recognized under the cost-to-cost, percentage-of-completion method.  Certain U.S.
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

Derivative Financial Instruments
The company uses derivative financial instruments for the purpose of hedging exposures to fluctuations in interest rates, foreign currency exchange rates, raw materials purchasing and the common share repurchase program.  As required under the guidelines of
Statement of Financial Accounting Standards (SFAS) No. 133, all of the company' s derivative instruments are recorded in the consolidated balance sheet at fair value.  For a derivative designated as a fair value hedge of a recognized asset or liability, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged.  For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive loss and subsequently reclassified into earnings when the forecasted transaction affects earnings.  The ineffective portion of the gain or loss associated with a cash flow hedge is reported in earnings immediately.

Inventories
Inventories are stated at the lower of cost or market.  The cost of the aluminum component of U.S. metal beverage container inventories and substantially all inventories within the U.S. metal food container business is determined using the last-in, first-out (LIFO) method of accounting.  The cost of remaining inventories is determined using the first-in, first-out (FIFO) method.

Depreciation and Amortization
Depreciation is provided using the straight-line method in amounts sufficient to amortize the cost of the properties over their estimated useful lives (buildings and improvements - 15 to 40 years; machinery and equipment - 5 to 15 years).  Through the end of
2001, goodwill was amortized using the straight-line method over 40 years.  However, in accordance with SFAS No. 142 (discussed further in the "New Accounting Pronouncements" section) beginning on January 1, 2002, goodwill will no longer be amortized.  The company evaluates long-lived assets, including goodwill and other intangibles, when events suggest that they may be impaired or may not be fully recoverable or the depreciation or amortization period should be reconsidered.  Beginning in 2002, impairment will be evaluated in accordance with the guidelines to be considered under SFAS No. 142.

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

Employee Stock Ownership Plan
On December 14, 2001, Ball's Employee Stock Ownership Plan (ESOP) trust paid the remaining balance of the ESOP loan.  At that time, the company discontinued matching the ESOP participants' contributions to the 401(k).  All of the preferred shares were converted into the company's common shares and distributed to the participants.  Prior to that date, the cost of the ESOP was recorded using the shares allocated transitional method under which the annual pretax cost of the ESOP, including preferred dividends, approximated program funding.  Compensation and interest components of ESOP cost were included in net earnings and preferred dividends, net of related tax benefits, were shown as a reduction from net earnings.

Earnings Per Share
Basic earnings per share are computed by dividing the net earnings attributable to common shareholders by the weighted average number of common shares outstanding for the period.  Shares converted under the ESOP plan are included after December 14, 2001.
Diluted earnings per share reflect the potential dilution that could occur if outstanding dilutive stock options were exercised, and prior to final repayment of the ESOP loan by the trust, also included the assumed conversion of the Series B ESOP Convertible
Preferred Stock into additional outstanding common shares as well as the related earnings adjustment.

New Accounting Pronouncements
In August 2001 the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of
Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to
Be Disposed Of." This statement is effective for Ball beginning January 1, 2002.  The company believes there will be no impact upon adoption of this standard.
     The FASB recently issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets."
SFAS No. 141 requires that the purchase method be used for business combinations.  Its provisions became effective for acquisitions after June 30, 2001.  SFAS No. 142 establishes accounting guidelines for intangible assets acquired outside of a business combination.  It also addresses how goodwill and other intangible assets are to be accounted for after initial recognition in the financial statements.  In general goodwill and certain intangible assets will no longer be amortized but will be tested periodically for impairment.  Resulting write-downs, if any, will be recognized in the statement of earnings.  This statement became effective for Ball beginning January 1, 2002.  We are evaluating the impact on the company's results from adopting SFAS No. 142.  At this time, we do not anticipate impairment charges upon its adoption and 2000 net earnings are expected to improve by $8 million with the cessation of amortization.
     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, an amendment of SFAS 133, essentially require all derivatives to be recorded on the balance sheet at fair value and establish new accounting practices for hedge instruments.  The adoption of these statements, which became effective for Ball on January 1, 2001, has not had a significant impact on the company's earnings or financial condition.
     Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -
an Interpretation of Accounting Principles Board Opinion No. 25," clarifies certain issues related to the accounting for stock compensation and was effective for Ball as of the beginning of the third quarter of 2000.  This interpretation did not have an effect on our reported results in 2001 or 2000.
     Staff Accounting Bulletin (SAB) No. 101, which was issued by the U.S. Securities and Exchange Commission, provides guidance on the recognition, presentation and disclosure of revenue in the financial statements and became effective for Ball in the fourth quarter of 2000.  The adoption of this guidance had an insignificant effect on our results in 2001 and 2000.
     The Emerging Issues Task Force (EITF) reached a consensus in September on a portion of Issue No. 00-10, "Accounting for
Shipping and Handling Fees and Costs," which requires companies to report shipping and handling fees and costs as a component of cost of sales.  The effect of this guidance resulted in offsetting increases in net sales and cost of sales in the consolidated statement of earnings and accompanying notes.  Reclassifications of $126.9 million and $123 million for 2000 and 1999, respectively, were reflected in those periods for comparative purposes.

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

Aerospace and Technologies
The aerospace and technologies segment includes defense systems, civil space systems and commercial space operations.

Major Customers
Packaging segment sales to Miller Brewing Company represented approximately 16 percent of net sales in 2001 and 15 percent in both
2000 and 1999.  Sales to PepsiCo, Inc., and affiliates represented approximately 13 percent, 14 percent and 13 percent of consolidated net sales in 2001, 2000 and 1999, respectively.  Sales to the Coca-Cola Company and affiliates represented 7 percent of consolidated net sales in 2001 and 11 percent in 2000 and 1999.  Sales to all bottlers of Pepsi-Cola and Coca-Cola branded beverages comprised approximately 31 percent of consolidated net sales in 2001 and 35 percent of consolidated net sales in 2000 and 1999.
Sales to various U.S. government agencies by the aerospace and technologies segment, either as a prime contractor or as a subcontractor, represented approximately 10 percent of consolidated net sales in 2001 and 9 percent of consolidated net sales in
2000 and 1999.
     Financial data segmented by geographic area is provided below.

Summary of Net Sales by Geographic Area

($ in millions)                                            U.S.           Other (a)        Consolidated
                                                       -------------   --------------    ----------------

   2001                                                  $ 3,264.3        $ 421.8          $ 3,686.1
   2000                                                    3,195.9          468.8            3,664.7
   1999                                                    3,237.1          470.1            3,707.2

Summary of Long-Lived Assets(b) by Geographic Area

($ in millions)                                  U.S.              PRC           Other (c)        Consolidated
                                            -------------    ---------------   -------------     --------------

   2001                                       $ 1,351.9         $ 123.0          $  45.2           $ 1,520.1
   2000                                         1,565.5           301.8           (186.8)            1,680.5
   1999                                         1,701.6           352.0           (217.3)            1,836.3

(a)  Includes the company's net sales in the PRC and Canada, neither of which are significant, intercompany eliminations and other.
(b)  Long-lived assets primarily consist of property, plant and equipment, goodwill and other intangible assets.
(c)  Includes the company's long-lived assets in Canada, which are not significant, intercompany eliminations and other.

Summary of Business by Segment

($ in millions)                                                              2001            2000           1999
                                                                          ------------    -----------    -----------
Net Sales
North American metal beverage                                               $ 2,178.6      $ 2,245.5      $ 2,326.4
North American metal food                                                       625.3          576.4          524.1
North American plastic containers                                               292.7          265.7          255.4
International (Note 3)                                                          170.6          214.1          218.3
                                                                          ------------    -----------    -----------
   Total packaging                                                            3,267.2        3,301.7        3,324.2

Aerospace and technologies                                                      418.9          363.0          383.0
                                                                          ------------    -----------    -----------
   Consolidated net sales                                                   $ 3,686.1      $ 3,664.7      $ 3,707.2
                                                                          ============    ===========    ===========

Consolidated Earnings
Packaging                                                                   $   241.3      $   278.4      $   276.7
Business consolidation costs and other (Note 3)                                (257.4)         (83.4)           -
                                                                          ------------    -----------    -----------
   Total packaging                                                              (16.1)         195.0          276.7
                                                                          ------------    -----------    -----------

Aerospace and technologies                                                       31.5           29.0           24.9
Business consolidation costs in 2001 and ESOP settlement
   in 2000 (Note 3)                                                             (13.8)           7.0            -
                                                                          ------------    -----------    -----------
   Total aerospace and technologies                                              17.7           36.0           24.9
                                                                          ------------    -----------    -----------

Segment earnings before interest and taxes                                        1.6          231.0          301.6
Corporate undistributed expenses                                                (27.0)         (21.9)         (22.8)
                                                                          ------------    -----------    -----------
Earnings (loss) before interest and taxes                                       (25.4)         209.1          278.8
Interest expense                                                                (88.3)         (95.2)        (107.6)
Provision for taxes                                                               9.7          (42.8)         (64.9)
Minority interests                                                                0.8            1.0           (1.9)
Equity in net results of affiliates                                               4.0           (3.9)          (0.2)
                                                                          ------------    -----------    -----------
   Consolidated earnings (loss)                                             $   (99.2)     $    68.2      $   104.2
                                                                          ============    ===========    ===========

Depreciation and Amortization
Packaging                                                                   $   138.1      $   143.9      $   146.4
Aerospace and technologies                                                       12.4           13.0           13.5
                                                                          ------------    -----------    -----------
   Segment depreciation and amortization                                        150.5          156.9          159.9
Corporate                                                                         2.0            2.2            3.0
                                                                          ------------    -----------    -----------
   Consolidated depreciation and amortization                               $   152.5      $   159.1      $   162.9
                                                                          ============    ===========    ===========

Net Investment
Packaging                                                                   $ 1,504.4      $ 1,410.9      $ 1,319.7
Aerospace and technologies                                                      190.5          181.8          161.6
                                                                          ------------    -----------    -----------
   Segment net investment                                                     1,694.9        1,592.7        1,481.3
Corporate net investment and eliminations                                    (1,190.8)        (910.3)        (790.4)
                                                                          ------------    -----------    -----------
   Consolidated net investment                                              $   504.1      $   682.4      $   690.9
                                                                          ============    ===========    ===========

Investments in Equity Affiliates
Packaging                                                                   $    53.7      $    65.6      $    79.0
Aerospace and technologies                                                       15.1           15.6            2.3
                                                                          ------------    -----------    -----------
   Consolidated investments in equity affiliates                            $    68.8      $    81.2      $    81.3
                                                                          ============    ===========    ===========

Property, Plant and Equipment Additions
Packaging                                                                   $    53.5      $    85.9      $    95.8
Aerospace and technologies                                                       11.8           12.0           10.1
                                                                          ------------    -----------    -----------
   Segment property, plant and equipment additions                               65.3           97.9          105.9
Corporate                                                                         3.2            0.8            1.1
                                                                          ------------    -----------    -----------
    Consolidated property, plant and equipment additions                    $    68.5      $    98.7      $   107.0
                                                                          ============    ===========    ===========

3.  Business Consolidation Costs and Other
In June 2001 Ball announced the reorganization of its PRC packaging business.  As a part of the reorganization plan, we have exited the general line metal can business and have closed one PRC beverage can plant.  We are in the process of closing another PRC beverage can plant and relocating production equipment.  The remaining actions are expected to be completed during 2002.  A
$237.7 million pretax charge ($185 million after tax and minority interest impact) was recorded in connection with this reorganization.  The charge was comprised of: (1) $90.3 million to write-down fixed assets and related spare parts held for sale to net realizable value, including estimated cost to sell; (2) $64.4 million of goodwill to estimated recoverable amounts; (3) $28.8 million for the acquisition of minority partner interests and write off of unrecoverable equity investments; (4) $24 million of accounts receivable deemed uncollectible and inventories deemed unsalable, both as a direct result of the exit plan; (5) $13 million of severance cost and other employee benefits and (6) $17.2 million of decommissioning costs, miscellaneous taxes and other exit costs.  Based on current estimates, positive cash flow of approximately $29 million, including tax recoveries, is expected upon the completion of the reorganization plan.  Revenues from the general line metal can business were approximately $20.4 million through
August 2001, $45 million for the year 2000 and $41.2 million in 1999.
     Also in the second quarter of 2001, we ceased operations in two commercial developmental product lines in our aerospace and technologies business.  A pretax charge of $16 million ($9.7 million after tax) was recorded in the second quarter of 2001.  The charge was comprised of: (1) $10 million of accounts receivable deemed uncollectible and inventories deemed unsalable, both as a direct result of the exit plan; (2) $2 million to write-down fixed assets held for sale to net realizable value, including estimated costs to sell; (3) $3.6 million of decommissioning and other exit costs and (4) $0.4 million of severance and other employee benefit costs.
     In November 2001 Ball announced the closure of its Moultrie, Georgia, plant to address overcapacity in the aluminum beverage can industry in North America.  The plant was closed in December and the company recorded a charge of $24.7 million ($15 million after tax).  The charge included: (1) $15.8 million for the write-down of fixed assets held for sale and related machinery spare parts inventory to estimated net realizable value, including estimated costs to sell; (2) $4.7 million for severance and other employee benefit costs; (3) $3.2 million for other assets and decommissioning costs; and (4) $1 million for contractual pension and retirement obligations which have been included in the appropriate liability accounts.  Based on current estimates, positive cash flow of approximately $4 million, including tax recoveries, is expected upon completion of the plant closure.  This charge was offset in part by the reversal of $7.2 million ($4.5 million after tax) of the June 2001 restructuring charge, primarily due to original estimates exceeding net actual costs as activities are concluded.

The 2001 charges are comprised of:

                                                                   Acquisition
($ in millions)                         Fixed                      of Minority       Pension/       Other
                                       Assets/                       Partner         Employee      Assets/
                                     Spare Parts     Goodwill       Interests         Costs         Costs        Total
                                     -----------    ----------    -------------    -----------    ---------    ----------

Charge to earnings in second
   quarter 2001:
   PRC                                 $  90.3        $  64.4       $   28.8         $  13.0       $ 41.2       $ 237.7
   Aerospace and technologies              2.0            -              -               0.4         13.6          16.0
Charge/reversal to earnings in
   fourth quarter 2001:
   North America packaging                15.8            -              -               5.7          3.2          24.7
   PRC                                    (7.2)           -             (0.9)           (3.5)         6.6          (5.0)
   Aerospace and technologies             (0.1)           -              -              (0.3)        (1.8)         (2.2)
                                     -----------    ----------    -------------    -----------    ---------    ----------
                                         100.8           64.4           27.9            15.3         62.8         271.2

Payments                                   -              -            (10.4)           (5.6)        (3.6)        (19.6)
Transfers to assets to reflect
   estimated realizable values          (100.8)         (64.4)         (19.4)            -          (40.3)       (224.9)
Transfers to liabilities                   -              -              1.9            (1.0)        (2.3)         (1.4)
                                     -----------    ----------    -------------    -----------    ---------    ----------
Balance at December 31, 2001           $   -          $   -         $    -           $   8.7       $ 16.6       $  25.3
                                     ===========    ==========    =============    ===========    =========    ==========

     Severance and other benefit costs are associated with the termination of 1,592 employees, primarily manufacturing and administrative personnel.  The carrying value of fixed assets remaining for sale in connection with the 2001 charges is
$1.1 million.
     In the second quarter of 2000, the company recorded an $83.4 million pretax charge ($55 million after tax, minority interests and equity earnings impacts) for packaging business consolidation and investment exit activities in North America and the PRC.  The consolidation plan is complete and one plant and a portion of the equipment remain for sale.  The $83.4 million charge included:
(1) $43.9 million for the write-down to estimated net realizable value of fixed assets held for sale and related spare parts inventory; (2) $9 million for severance, supplemental unemployment and other related benefits; (3) $14.3 million for contractual pension and retirement obligations which have been included in the appropriate liability accounts; (4) $5.4 million for the write-down of goodwill associated with the closed PRC plant; (5) $8.2 million for the write-down of equity investments and
(6) $2.6 million for other assets and consolidation costs.
     The carrying value of fixed assets remaining for sale in connection with the 2000 business exit activities, as well as the remaining integration activities related to a 1998 acquisition, was approximately $6.1 million at December 31, 2001.  Of the
$14.2 million of severance and other estimated liabilities accrued as exit costs at December 31, 2000, $9.2 million has been paid and $4.1 million has been reclassified as a reduction of goodwill.  The remaining accrued employee severance and other exit costs at
December 31, 2001, were less than $1 million.
     Subsequent changes to the estimated costs of the 2001 and 2000 business consolidation activities, if any, will be included in current-period earnings.
     During the third quarter of 2000, the company recognized cost recovery of approximately $7 million (approximately $4.3 million after tax) related to the Armed Services Board of Contract Appeals upholding the company's claim to recoverability of costs associated with Ball's ESOP for fiscal years beginning in 1989.

4.  Acquisition
On December 28, 2001, Ball acquired substantially all of the assets of Wis-Pak Plastics, Inc. (Wis-Pak) for approximately $27.5 million.  Additional payments of up to $10 million in total, including interest, are contingent upon the future performance of the acquired business through 2006.  The contingent purchase price component will be recognized as the performance levels are achieved.
Under the acquisition agreement, Ball entered into a ten-year  agreement to supply 100 percent of Wis-Pak's annual PET container requirements, which are currently 550 million containers.  The acquisition is not significant to the packaging segment's financial statements.
     Subsequent increases in actual costs, if any, associated with the company's acquisitions will be included in current-period earnings while subsequent decreases, if any, will result in a reduction in goodwill.

5.  Accounts Receivable
Accounts receivable are net of an allowance for doubtful accounts of $13.5 million at December 31, 2001, and $15.1 million at
December 31, 2000.
     A trade accounts receivable securitization agreement provides for the ongoing, revolving sale of a designated pool of U.S.
packaging trade accounts receivable, up to $125 million.  Net funds received from the sale of the accounts receivable totaled
$122.5 million at both December 31, 2001 and 2000, and are reflected as a reduction in accounts receivable in the consolidated balance sheet.  Fees incurred in connection with the sale of accounts receivable totaled $5.5 million in 2001, $8.4 million in 2000 and $7 million in 1999.
     Net accounts receivable under long-term contracts, due primarily from agencies of the U.S. government, were $60.7 million and
$100.1 million at December 31, 2001 and 2000, respectively, and include unbilled amounts representing revenue earned but contractually not yet billable of $19.9 million and $47.2 million, respectively.  The average length of the long-term contracts is approximately three years and the average length remaining on those contracts at December 31, 2001, was approximately 13 months.
Approximately $3.6 million of unbilled receivables at December 31, 2001, is expected to be collected after one year and is related to fees and cost withholds that will be paid upon completion of milestones or other contract terms, as well as final overhead rate settlements.

6.  Inventories

                                                                                            December 31,
                                                                                  -------------------------------
($ in millions)                                                                       2001             2000
                                                                                  -------------    --------------

Raw materials and supplies                                                           $ 148.9          $ 214.9
Work in process and finished goods                                                     300.4            412.6
                                                                                  -------------    --------------
                                                                                     $ 449.3          $ 627.5
                                                                                  =============    ==============

     Approximately 40 percent and 41 percent of total inventories at December 31, 2001 and 2000, respectively, were valued using the
LIFO method of accounting.  Inventories at December 31, 2001 and 2000 would have been $3.5 million and $5.7 million higher, respectively, than the reported amounts if the FIFO method of accounting, which approximates replacement cost, had been used for those inventories.

7.  Property, Plant and Equipment

                                                                                          December 31,
                                                                                -------------------------------
($ in millions)                                                                     2001              2000
                                                                                --------------    -------------

Land                                                                             $     49.5        $     52.1
Buildings                                                                             456.8             438.9
Machinery and equipment                                                             1,398.5           1,410.2
                                                                                --------------    -------------
                                                                                    1,904.8           1,901.2
Accumulated depreciation                                                           (1,000.4)           (897.5)
                                                                                --------------    -------------
                                                                                 $    904.4        $  1,003.7
                                                                                ==============    =============

     Depreciation expense amounted to $137.9 million, $142.2 million and $143.8 million for the years ended December 31, 2001, 2000 and 1999, respectively.  The significant reduction in property, plant and equipment during 2001 as a result of reorganization activities in the PRC and North America (discussed in Note 3) was offset by the acquisition of previously leased assets and the assets obtained in the acquisition of Wis-Pak (discussed in Note 4).

8.  Goodwill and Other Assets

                                                                                          December 31,
                                                                                -------------------------------
($ in millions)                                                                     2001              2000
                                                                                --------------    -------------

Goodwill (net of accumulated amortization of $65.2 and $54.5 at
  December 31, 2001, and 2000, respectively)                                       $ 357.8           $ 436.8
Investments in affiliates                                                             68.8              81.2
Prepaid pension                                                                      101.0              67.1
Other                                                                                 88.1              91.7
                                                                                --------------    -------------
                                                                                   $ 615.7           $ 676.8
                                                                                ==============    =============

      Total amortization expense, including that in connection with goodwill, amounted to $14.6 million, $16.9 million and
$19.1 million for the years ended December 31, 2001, 2000 and 1999, respectively, of which $10.7 million, $12.6 million and
$13.4 million related to the amortization of goodwill.  Goodwill of $64.4 million was written off in connection with the business consolidation in the PRC as discussed in Note 3.  The remaining reduction in goodwill since December 31, 2000, is the result of cost allocation adjustments related to past acquisitions as required in accordance with generally accepted accounting principles, offset in large part by the initial estimate of goodwill in connection with the Wis-Pak acquisition (discussed in Note 4).

9.  Debt and Interest Costs
Short-term debt consisted of non-recourse Asian bank facilities of which $48 million and $58.5 million were outstanding at
December 31, 2001 and 2000, respectively.  The weighted average interest rate of the outstanding facilities was 5.7 percent at
December 31, 2001, and 6.5 percent at December 31, 2000.
     Long-term debt at December 31 consisted of the following:

($ in millions)                                                                             2001            2000
                                                                                         -----------     -----------

Notes Payable
   7.75% Senior Notes due August 2006                                                     $  300.0        $  300.0
   8.25% Senior Subordinated Notes due August 2008                                           250.0           250.0
   Senior Credit Facility:
     Term Loan A due August 2004 (2001 - 2.8125%; 2000 - 7.5%)                               245.0           295.0
     Term Loan B due March 2006 (2001 - 3.8125%; 2000 - 8.5%)                                194.0           196.0
Industrial Development Revenue Bonds
   Floating rates due through 2011 (2001 - 1.45%; 2000 - 5%)                                  27.1            27.1
ESOP Debt Guarantee
   9.60% installment note due through 2001                                                      -             10.7
                                                                                         -----------     -----------
                                                                                           1,016.1         1,078.8
Less: Current portion of long-term debt                                                      (67.0)          (67.2)
                                                                                         -----------     -----------
                                                                                          $  949.1        $1,011.6
                                                                                         ===========     ===========

     The company's Senior Credit Facility bears interest at variable rates and is comprised of the following: (1) Term Loan A due in installments through August 2004; (2) Term Loan B due in installments through March 2006; (3) a revolving credit facility which provides us with up to $575 million revolving credit facility, comprised of a $125 million, 364-day annually renewable facility and a $450 million long-term committed facility expiring in August 2004; and (4) a $50 million long-term committed Canadian facility expiring in November 2002.  At December 31, 2001, $596 million was available under the revolving credit facilities, after allowing for outstanding letters of credit.
     The Senior Notes, Senior Subordinated Notes and Senior Credit Facility agreements are guaranteed on a full, unconditional and joint and several basis by certain of the company's domestic wholly-owned subsidiaries.  All amounts outstanding under the Senior
Credit Facility are secured by: (1) a pledge of 100 percent of the stock owned by the company in its direct and indirect majority-owned domestic subsidiaries and (2) a pledge of the company's stock, owned directly or indirectly, of certain foreign subsidiaries, which equals 65 percent of the stock of each such foreign subsidiary.  Separate financial statements for the guarantor subsidiaries and the non-guarantor subsidiaries are not presented because management has determined that such financial statements would not be material to investors.  Condensed, consolidating financial information for the company, segregating the guarantor subsidiaries and non-guarantor subsidiaries, will be provided in an exhibit to our Form 10-K for the year ended December 31, 2001.
     Ball's subsidiary and its consolidated affiliates in the PRC had short-term uncommitted credit facilities of approximately
$87 million, of which $48 million was outstanding at December 31, 2001.
     Maturities of all fixed long-term debt obligations outstanding at December 31, 2001, are $67 million, $87 million,
$100.1 million, $10 million and $486 million for the years ending December 31, 2002 through 2006, respectively, and $266 million thereafter.
     Ball issues letters of credit in the ordinary course of business to secure liabilities recorded in connection with industrial development revenue bonds and insurance arrangements, of which $28.6 million were outstanding at December 31, 2001.  Ball also has provided a completion guarantee representing 50 percent of the $30.5 million of debt issued by our Brazilian joint venture to fund the construction of facilities.
     The company was not in default of any loan agreement at December 31, 2001, and has met all payment obligations.  The U.S. note agreements, bank credit agreement and industrial development revenue bond agreements contain certain restrictions relating to dividends, share repurchases, investments, financial ratios, guarantees and the incurrence of additional indebtedness.
     A summary of total interest cost paid and accrued follows:

($ in millions)                                                     2001              2000             1999
                                                                -------------     -------------    -------------

Interest costs                                                     $  89.7           $  98.5          $ 109.6
Amounts capitalized                                                   (1.4)             (3.3)            (2.0)
                                                                -------------     -------------    -------------
Interest expense                                                   $  88.3           $  95.2          $ 107.6
                                                                =============     =============    =============
Interest paid during the year                                      $  89.0           $  96.8          $ 111.2
                                                                =============     =============    =============

Subsidiary Guarantees of Debt
The Company's Senior Notes, Senior Subordinated Notes and Senior Credit Facility agreements are guaranteed on a full, unconditional, and joint and several basis by certain of the Company's wholly owned domestic subsidiaries.  The following is condensed, consolidating financial information for the Company, segregating the guarantor subsidiaries and non-guarantor subsidiaries, as of
December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000 and 1999 (in millions of dollars).  Certain prior-year amounts have been reclassified in order to conform with the current year presentation.  Separate financial statements for the guarantor subsidiaries and the non-guarantor subsidiaries are not presented because management has determined that such financial statements would not be material to investors.

                                                                   CONSOLIDATED BALANCE SHEET
                                          ------------------------------------------------------------------------------
                                                                        December 31, 2001
                                          ------------------------------------------------------------------------------
                                              Ball         Guarantor      Non-Guarantor     Eliminating   Consolidated
                                           Corporation    Subsidiaries    Subsidiaries      Adjustments       Total
                                          --------------  -------------  ----------------  -------------- --------------
 ASSETS
 Current assets
   Cash and temporary investments          $      52.7     $       0.4    $       30.0     $         -       $     83.1
   Accounts receivable, net                        1.6           142.6            27.8               -            172.0
   Inventories, net                                -             375.5            73.8               -            449.3
   Deferred income tax benefits and
     prepaid expenses                            183.3           126.2             1.6            (222.0)          89.1
                                          --------------  -------------  ----------------  -------------- --------------
     Total current assets                        237.6           644.7           133.2            (222.0)         793.5
                                          --------------  -------------  ----------------  -------------- --------------

 Property, plant and equipment, at cost           25.9         1,620.2           258.7               -          1,904.8
 Accumulated depreciation                        (13.8)         (870.8)         (115.8)              -         (1,000.4)
                                          --------------  -------------  ----------------  -------------- --------------
                                                  12.1           749.4           142.9               -            904.4
                                          --------------  -------------  ----------------  -------------- --------------

 Investment in subsidiaries                    1,637.8            57.9             9.8          (1,705.5)           -
 Investment in affiliates                          7.4            15.3            46.1               -             68.8
 Goodwill, net                                     -             326.6            31.2               -            357.8
 Other assets                                    106.2            65.5            17.4               -            189.1
                                          --------------  -------------  ----------------  -------------- --------------
                                           $   2,001.1     $   1,859.4    $      380.6      $   (1,927.5)    $  2,313.6
                                          ==============  =============  ================  ============== ==============

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities
   Short-term debt and current portion
     of long-term debt                     $      67.0     $       -      $       48.0      $        -       $    115.0
   Accounts payable                                4.1           215.7            38.7               -            258.5
   Salaries and wages                              8.9            76.5             5.6               -             91.0
   Other current liabilities                      45.5           248.4            38.3            (222.0)         110.2
                                          --------------  -------------  ----------------  -------------- --------------
     Total current liabilities                   125.5           540.6           130.6            (222.0)         574.7

 Long-term debt                                  939.0            10.1    -                          -            949.1
 Intercompany borrowings                         308.2           291.7            98.9            (698.8)           -
 Employee benefit obligations, deferred
   income taxes and other                        124.3            95.4            56.3               -            276.0
                                          --------------  -------------  ----------------  -------------- --------------
     Total liabilities                         1,497.0           937.8           285.8            (920.8)       1,799.8
                                          --------------  -------------  ----------------  -------------- --------------

 Contingencies
 Minority interests                                -               -               9.7               -              9.7
                                          --------------  -------------  ----------------  -------------- --------------
 Shareholders' equity
   Convertible preferred stock                     -               -             179.6            (179.6)           -
                                          --------------  -------------  ----------------  -------------- --------------
     Preferred shareholders' equity                -               -             179.6            (179.6)           -
                                          --------------  -------------  ----------------  -------------- --------------

   Common stock                                  478.9           724.5           239.2            (963.7)         478.9
   Retained earnings                             410.0           207.8          (304.7)             96.9          410.0
   Accumulated other comprehensive loss
                                                 (43.7)          (10.7)          (29.0)             39.7          (43.7)
   Treasury stock, at cost                      (341.1)            -               -                 -           (341.1)
                                          --------------  -------------  ----------------  -------------- --------------
     Common shareholders' equity                 504.1           921.6           (94.5)           (827.1)         504.1
                                          --------------  -------------  ----------------  -------------- --------------
        Total shareholders' equity               504.1           921.6            85.1          (1,006.7)         504.1
                                          --------------  -------------  ----------------  -------------- --------------
                                           $   2,001.1     $   1,859.4    $      380.6      $   (1,927.5)    $  2,313.6
                                          ==============  =============  ================  ============== ==============

                                                                   CONSOLIDATED BALANCE SHEET
                                          ------------------------------------------------------------------------------
                                                                        December 31, 2000
                                          ------------------------------------------------------------------------------
                                              Ball         Guarantor      Non-Guarantor     Eliminating   Consolidated
                                           Corporation    Subsidiaries    Subsidiaries      Adjustments        Total
                                          --------------  -------------  ----------------  -------------- --------------
 ASSETS
 Current assets
   Cash and temporary investments          $      12.3     $       0.2    $       13.1      $        -      $     25.6
   Accounts receivable, net                        3.0           171.4            55.8               -           230.2
   Inventories, net                                -             498.8           128.7               -           627.5
   Deferred income tax benefits and
     prepaid expenses                            197.5           114.7             6.2            (232.4)         86.0
                                          --------------  -------------  ----------------  -------------- --------------
     Total current assets                        212.8           785.1           203.8            (232.4)        969.3
                                          --------------  -------------  ----------------  -------------- --------------

 Property, plant and equipment, at cost           25.8         1,534.8           340.6               -         1,901.2
 Accumulated depreciation                        (15.2)         (768.2)         (114.1)              -          (897.5)
                                          --------------  -------------  ----------------  -------------- --------------
                                                  10.6           766.6           226.5               -         1,003.7
                                          --------------  -------------  ----------------  -------------- --------------

 Investment in subsidiaries                    1,476.5           340.0             9.8          (1,826.3)          -
 Investment in affiliates                          7.8            15.7            57.7               -            81.2
 Goodwill, net                                     -             338.8            98.0               -           436.8
 Other assets                                     81.0            43.9            33.9               -           158.8
                                          --------------  -------------  ----------------  -------------- --------------
                                           $   1,788.7     $   2,290.1    $      629.7      $   (2,058.7)   $  2,649.8
                                          ==============  =============  ================  ============== ==============

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities
   Short-term debt and current portion
     of long-term debt                     $      67.2     $       -      $       58.5      $        -      $    125.7
   Accounts payable                                7.4           262.8            61.9               -           332.1
   Salaries and wages                             10.6           100.6             7.4               -           118.6
   Other current liabilities                      34.9           248.9            31.3            (232.4)         82.7
                                          --------------  -------------  ----------------  -------------- --------------
     Total current liabilities                   120.1           612.3           159.1            (232.4)        659.1

 Long-term debt                                1,001.5            10.1             -                 -         1,011.6
 Intercompany borrowings                        (142.1)           59.8            82.3               -             -
 Employee benefit obligations, deferred
   income taxes and other                        126.8            98.5            56.5               -           281.8
                                          --------------  -------------  ----------------  -------------- --------------
     Total liabilities                         1,106.3           780.7           297.9            (232.4)      1,952.5
                                          --------------  -------------  ----------------  -------------- --------------

 Contingencies
 Minority interests                                -               -              14.9               -            14.9
                                          --------------  -------------  ----------------  -------------- --------------
 Shareholders' equity
   Series B ESOP Convertible Preferred
     Stock                                        53.4             -               -                 -            53.4
   Convertible preferred stock                     -               -             179.6            (179.6)          -
   Unearned compensation - ESOP                  (10.6)            -               -                 -           (10.6)
                                          --------------  -------------  ----------------  -------------- --------------
     Preferred shareholders' equity               42.8             -             179.6            (179.6)         42.8
                                          --------------  -------------  ----------------  -------------- --------------

   Common stock                                  443.9         1,155.7           239.7          (1,395.4)        443.9
   Retained earnings                             529.3           355.7           (78.6)           (277.1)        529.3
   Accumulated other comprehensive loss
                                                 (29.7)           (2.0)          (23.8)             25.8         (29.7)
   Treasury stock, at cost                      (303.9)            -               -                 -          (303.9)
                                          --------------  -------------  ----------------  -------------- --------------
     Common shareholders' equity                 639.6         1,509.4           137.3          (1,646.7)        639.6
                                          --------------  -------------  ----------------  -------------- --------------
        Total shareholders' equity               682.4         1,509.4           316.9          (1,826.3)        682.4
                                          --------------  -------------  ----------------  -------------- --------------
                                           $   1,788.7     $   2,290.1    $      629.7      $   (2,058.7)   $  2,649.8
                                          ==============  =============  ================  ============== ==============

                                                               CONSOLIDATED STATEMENT OF EARNINGS
                                          -----------------------------------------------------------------------------
                                                              For the Year Ended December 31, 2001
                                          -----------------------------------------------------------------------------
                                              Ball          Guarantor     Non-Guarantor     Eliminating   Consolidated
                                           Corporation    Subsidiaries    Subsidiaries      Adjustments       Total
                                          -------------  -------------- ----------------  -------------- --------------

 Net sales                                   $     -       $  3,523.2     $     415.1       $    (252.2)    $  3,686.1
 Costs and expenses
   Cost of sales (excluding depreciation
     and amortization)                             -          3,037.3           357.1            (252.2)       3,142.2
   Depreciation and amortization                   2.0          128.3            22.2               -            152.5
   Business consolidation costs and other
                                                   -             38.7           232.5               -            271.2
   Selling and administrative                     20.8           90.2            24.6               -            135.6
   Receivable securitization fees and
     product development                           -             10.3            (0.3)              -             10.0
   Interest expense                               42.8           39.9             5.6               -             88.3
   Equity in earnings of subsidiaries            106.6            -               -              (106.6)           -
   Corporate allocations                         (59.9)          59.9             -                 -              -
                                          -------------  -------------- ----------------  -------------- --------------
                                                 112.3        3,404.6           641.7            (358.8)       3,799.8
                                          -------------  -------------- ----------------  -------------- --------------
 Earnings (loss) before taxes                   (112.3)         118.6          (226.6)            106.6         (113.7)
 Provision for taxes                              13.4            1.1            (4.8)              -              9.7
 Minority interests                                -              -               0.8               -              0.8
 Equity in earnings (losses) of                   (0.3)          (0.2)            4.5               -              4.0
   affiliates
                                          -------------  -------------- ----------------  -------------- --------------
 Net earnings (loss)                             (99.2)         119.5          (226.1)            106.6          (99.2)
 Preferred dividends, net of tax                  (2.0)           -               -                 -             (2.0)
                                          -------------  -------------- ----------------  -------------- --------------
 Earnings (loss) attributable to common
   shareholders                              $  (101.2)    $    119.5     $    (226.1)      $     106.6     $   (101.2)
                                          =============  ============== ================  ============== ==============

                                                               CONSOLIDATED STATEMENT OF EARNINGS
                                          -----------------------------------------------------------------------------
                                                              For the Year Ended December 31, 2000
                                          -----------------------------------------------------------------------------
                                              Ball         Guarantor     Non-Guarantor     Eliminating   Consolidated
                                          Corporation    Subsidiaries    Subsidiaries      Adjustments       Total
                                          -------------  -------------- ----------------  -------------- --------------

 Net sales                                   $     -       $  3,460.4     $     454.2       $    (249.9)    $  3,664.7
 Costs and expenses
   Cost of sales (excluding depreciation
     and amortization)                             -          2,936.5           380.5            (249.9)       3,067.1
   Depreciation and amortization                   2.2          128.1            28.8               -            159.1
   Business consolidation costs and other
                                                   2.3           15.1            59.0               -             76.4
   Selling and administrative                     30.4           97.9            10.6               -            138.9
   Receivable securitization fees and
     product development                           -             13.9             0.2               -             14.1
   Interest expense                               82.1            7.8             5.3               -             95.2
   Equity in earnings of subsidiaries            (90.8)           -               -                90.8            -
   Corporate allocations                         (60.2)          60.2             -                 -              -
                                          -------------  -------------- ----------------  -------------- --------------
                                                 (34.0)       3,259.5           484.4            (159.1)       3,550.8
                                          -------------  -------------- ----------------  -------------- --------------
 Earnings (loss) before taxes                     34.0          200.9           (30.2)            (90.8)         113.9
 Provision for taxes                              34.5          (75.1)           (2.2)              -            (42.8)
 Minority interests                                -              -               1.0               -              1.0
 Equity in earnings (losses) of                   (0.3)          (1.3)           (2.3)              -             (3.9)
   affiliates
                                          -------------  -------------- ----------------  -------------- --------------
 Net earnings (loss)                              68.2          124.5           (33.7)            (90.8)          68.2
 Preferred dividends, net of tax                  (2.6)           -               -                 -             (2.6)
                                          -------------  -------------- ----------------  -------------- --------------
 Earnings (loss) attributable to common
   shareholders                              $    65.6     $    124.5     $     (33.7)      $     (90.8)    $     65.6
                                          =============  ============== ================  ============== ==============

                                                               CONSOLIDATED STATEMENT OF EARNINGS
                                          -----------------------------------------------------------------------------
                                                              For the Year Ended December 31, 1999
                                          -----------------------------------------------------------------------------
                                              Ball         Guarantor     Non-Guarantor     Eliminating   Consolidated
                                          Corporation    Subsidiaries    Subsidiaries      Adjustments       Total
                                          -------------  -------------- ----------------  -------------- --------------

 Net sales                                   $     -       $  3,498.6     $     456.9       $    (248.3)    $  3,707.2
 Costs and expenses
   Cost of sales (excluding depreciation
     and amortization)                             -          2,980.6           378.7            (248.3)       3,111.0
   Depreciation and amortization                   3.0          130.1            29.8               -            162.9
   Selling and administrative                     15.3           97.5            28.1               -            140.9
   Receivable securitization fees and
     product development                           -             13.5             0.1               -             13.6
   Interest expense                               60.8           37.3             9.5               -            107.6
   Equity in earnings of subsidiaries           (119.4)           -               -               119.4            -
   Corporate allocations                         (49.7)          49.7             -                 -              -
                                          -------------  -------------- ----------------  -------------- --------------
                                                 (90.0)       3,308.7           446.2            (128.9)       3,536.0
                                          -------------  -------------- ----------------  -------------- --------------
 Earnings (loss) before taxes                     90.0          189.9            10.7            (119.4)         171.2
 Provision for taxes                              13.9          (72.7)           (6.1)              -            (64.9)
 Minority interests                                -              -              (1.9)              -             (1.9)
 Equity in earnings (losses) of
   affiliates                                      0.3           (0.2)           (0.3)              -             (0.2)
                                          -------------  -------------- ----------------  -------------- --------------
 Net earnings (loss)                             104.2          117.0             2.4            (119.4)         104.2
 Preferred dividends, net of tax                  (2.7)           -               -                 -             (2.7)
                                          -------------  -------------- ----------------  -------------- --------------
 Earnings (loss) attributable to common
   shareholders                              $   101.5     $    117.0     $       2.4       $    (119.4)    $    101.5
                                          =============  ============== ================  ============== ==============

                                                              CONSOLIDATED STATEMENT OF CASH FLOWS
                                          -----------------------------------------------------------------------------
                                                              For the Year Ended December 31, 2001
                                          -----------------------------------------------------------------------------
                                              Ball         Guarantor     Non-Guarantor     Eliminating   Consolidated
                                          Corporation    Subsidiaries    Subsidiaries      Adjustments       Total
                                          -------------  -------------- ----------------  -------------- --------------

 Cash flows from operating activities
   Net earnings (loss)                       $   (99.2)    $    119.5     $    (226.1)      $     106.6     $    (99.2)
   Noncash charges to net earnings:
     Depreciation and amortization                 2.0          128.3            22.2               -            152.5
     Business consolidation
        costs, net of related equity
        and minority interest effects              -             38.7           230.0               -            268.7
   Deferred income taxes                         (71.0)          69.6             3.9               -              2.5
     Equity earnings of subsidiaries             106.6            -               -              (106.6)           -
     Other, net                                   10.4          (55.0)           (2.0)              -            (46.6)
     Changes in working capital
        components                                54.4           (4.0)           (7.5)              -             42.9
                                          -------------  -------------- ----------------  -------------- --------------
        Net cash (used in) provided by
          operating activities                     3.2          297.1            20.5               -            320.8
                                          -------------  -------------- ----------------  -------------- --------------

 Cash flows from investing activities
   Additions to property, plant and
     equipment                                    (3.2)         (52.7)          (12.6)              -            (68.5)
   Acquisitions of previously leased
     assets and a PET manufacturing
     business                                      -            (77.9)            -                 -            (77.9)
   Investments in and advances to
     affiliates                                  168.2         (184.8)           16.6               -              -
   Other, net                                      2.1           18.5             2.9               -             23.5
                                          -------------  -------------- ----------------  -------------- --------------
     Net cash provided by (used in)
        investing activities                     167.1         (296.9)            6.9               -           (122.9)
                                          -------------  -------------- ----------------  -------------- --------------

 Cash flows from financing activities
   Repayments of long-term borrowings            (52.0)           -               -                 -            (52.0)
   Change in short-term borrowings                 -              -             (10.3)              -            (10.3)
   Common and preferred dividends                (20.4)           -               -                 -            (20.4)
   Proceeds from issuance of common
     stock under various employee
     and shareholder plans                        32.1            -               -                 -             32.1
   Acquisitions of treasury stock                (85.9)           -               -                 -            (85.9)
   Other, net                                     (3.7)           -              (0.2)              -             (3.9)
                                          -------------  -------------- ----------------  -------------- --------------
     Net cash (used in) provided by
        financing activities                    (129.9)           -             (10.5)              -           (140.4)
                                          -------------  -------------- ----------------  -------------- --------------

 Net change in cash and temporary
   investments                                    40.4            0.2            16.9               -             57.5
   Cash and temporary investments -
     beginning of year                            12.3            0.2            13.1               -             25.6
                                          -------------  -------------- ----------------  -------------- --------------
   Cash and temporary investments -
     end of year                             $    52.7     $      0.4     $      30.0        $      -       $     83.1
                                          =============  ============== ================  ============== ==============

                                                              CONSOLIDATED STATEMENT OF CASH FLOWS
                                          -----------------------------------------------------------------------------
                                                              For the Year Ended December 31, 2000
                                          -----------------------------------------------------------------------------
                                              Ball         Guarantor     Non-Guarantor     Eliminating   Consolidated
                                          Corporation    Subsidiaries    Subsidiaries      Adjustments       Total
                                          -------------  -------------- ----------------  -------------- --------------

 Cash flows from operating activities
   Net earnings (loss)                       $    68.2     $    124.5     $     (33.7)      $     (90.8)    $     68.2
   Noncash charges to net earnings:
     Depreciation and amortization                 2.2          128.1            28.8               -            159.1
     Business consolidation
        costs,        net of related
        equity and     minority interest           2.3           22.1            56.9               -             81.3
        effects
     Deferred income taxes                       (28.2)          42.1            (4.1)              -              9.8
     Equity earnings of subsidiaries             (90.8)           -               -                90.8            -
     Other, net                                   10.4          (21.0)           (1.2)              -            (11.8)
     Changes in working capital
        components                               (13.8)         (91.6)          (24.7)              -           (130.1)
                                          -------------  -------------- ----------------  -------------- --------------
        Net cash (used in) provided by
          operating activities                   (49.7)         204.2            22.0               -            176.5
                                          -------------  -------------- ----------------  -------------- --------------

 Cash flows from investing activities
   Additions to property, plant and
     equipment                                    (0.8)         (85.4)          (12.5)              -            (98.7)
   Investments in and advances to
     affiliates                                  153.6         (141.4)          (12.2)              -              -
   Other, net                                     17.9           36.5            (8.2)              -             46.2
                                          -------------  -------------- ----------------  -------------- --------------
     Net cash provided by (used in)
        investing activities                     170.7         (190.3)          (32.9)              -            (52.5)
                                          -------------  -------------- ----------------  -------------- --------------

 Cash flows from financing activities
   Repayments of long-term borrowings            (37.0)         (13.9)            -                 -            (50.9)
   Change in short-term borrowings                 -              -               2.9               -              2.9
   Common and preferred dividends                (21.6)           -               -                 -            (21.6)
   Proceeds from issuance of common
     stock under various employee
     and shareholder plans                        30.7            -               -                 -             30.7
   Acquisitions of treasury stock                (91.6)           -               -                 -            (91.6)
   Other, net                                     (2.8)           -              (0.9)              -             (3.7)
                                          -------------  -------------- ----------------  -------------- --------------
     Net cash (used in) provided by
        financing activities                    (122.3)         (13.9)            2.0               -           (134.2)
                                          -------------  -------------- ----------------  -------------- --------------

 Net change in cash and temporary
   investments                                    (1.3)           -              (8.9)              -            (10.2)
   Cash and temporary investments -
     beginning of year                            13.6            0.2            22.0               -             35.8
                                          -------------  -------------- ----------------  -------------- --------------
   Cash and temporary investments -
     end of year                             $    12.3     $      0.2     $      13.1        $      -       $     25.6
                                          =============  ============== ================  ============== ==============

                                                              CONSOLIDATED STATEMENT OF CASH FLOWS
                                          -----------------------------------------------------------------------------
                                                              For the Year Ended December 31, 1999
                                          -----------------------------------------------------------------------------
                                              Ball         Guarantor     Non-Guarantor     Eliminating   Consolidated
                                          Corporation    Subsidiaries    Subsidiaries      Adjustments       Total
                                          -------------  -------------- ----------------  -------------- --------------

 Cash flows from operating activities
   Net earnings (loss)                       $   104.2     $    117.0     $       2.4       $    (119.4)    $    104.2
   Noncash charges to net earnings:
     Depreciation and amortization                 3.0          130.1            29.8               -            162.9
     Deferred income taxes                         8.0           24.6             1.7               -             34.3
     Equity earnings of subsidiaries            (119.4)           -               -               119.4            -
     Other, net                                   21.4          (15.3)            -                 -              6.1
     Changes in working capital
        components                               (94.7)          94.8            (1.6)              -             (1.5)
                                          -------------  -------------- ----------------  -------------- --------------
        Net cash (used in) provided by
          operating activities                   (77.5)         351.2            32.3               -            306.0
                                          -------------  -------------- ----------------  -------------- --------------

 Cash flows from investing activities
   Additions to property, plant and
     equipment                                    (1.1)         (95.1)          (10.8)              -           (107.0)
   Investments in and advances to
     affiliates                                  238.5         (275.0)           36.5               -              -
   Other, net                                      4.6            5.4             4.3               -             14.3
                                          -------------  -------------- ----------------  -------------- --------------
     Net cash provided by (used in)
        investing activities                     242.0         (364.7)           30.0               -            (92.7)
                                          -------------  -------------- ----------------  -------------- --------------

 Cash flows from financing activities
   Long-term borrowings                            -             13.9             9.2               -             23.1
   Repayments of long-term borrowings           (102.0)          (0.4)          (58.6)              -           (161.0)
   Change in short-term borrowings                 -              -             (13.2)              -            (13.2)
   Common and preferred dividends                (22.5)           -               -                 -            (22.5)
   Proceeds from issuance of common
     stock under various employee
     and shareholder plans                        36.8            -               -                 -             36.8
   Acquisitions of treasury stock                (72.3)           -               -                 -            (72.3)
   Other, net                                     (2.5)          (0.3)            0.4               -             (2.4)
                                          -------------  -------------- ----------------  -------------- --------------
     Net cash (used in) provided by
        financing activities                    (162.5)          13.2           (62.2)              -           (211.5)
                                          -------------  -------------- ----------------  -------------- --------------

 Net change in cash and temporary
   investments                                     2.0           (0.3)            0.1               -              1.8
   Cash and temporary investments -
     beginning of year                            11.6            0.5            21.9               -             34.0
                                          -------------  -------------- ----------------  -------------- --------------
   Cash and temporary investments -
     end of year                             $    13.6     $      0.2     $      22.0        $      -       $     35.8
                                          =============  ============== ================  ============== ==============

10.  Leases
The company leases warehousing and manufacturing space and certain manufacturing equipment, primarily within the packaging segment, and office space, primarily within the aerospace and technologies segment.  Under certain of these lease arrangements, we have the option to purchase the leased facilities and equipment for a total purchase price at the end of the lease term of approximately
$40.6 million.  If we elect not to purchase the facilities and equipment and do not enter into a new lease arrangement, Ball will be required to compensate the lessors for the difference between a guaranteed minimum residual value of approximately $30.9 million and the fair market value of the assets, if less.  Ball may also incur other incremental costs to discontinue or relocate the business activities associated with these leased assets.  These agreements contain certain restrictions relating to dividends, investments and borrowings.  Total noncancellable operating leases in effect at December 31, 2001, require rental payments of $30.6 million,
$22.7 million, $14.6 million, $5.4 million and $2.3 million for the years 2002 through 2006, respectively, and $2.6 million combined for all years thereafter.  Lease expense for all operating leases was $58.1 million, $63.4 million and $44.8 million in 2001, 2000 and 1999, respectively.

11.  Taxes on Income
The amounts of earnings (losses) before income taxes by national jurisdiction follow:

($ in millions)                                                     2001              2000             1999
                                                                -------------     -------------    -------------
U.S.                                                              $  112.8           $ 144.0          $ 161.5
Foreign                                                             (226.5)            (30.1)             9.7
                                                                -------------     -------------    -------------
                                                                  $ (113.7)          $ 113.9          $ 171.2
                                                                =============     =============    =============

The provision for income tax expense (benefit) was as follows:

($ in millions)                                                     2001              2000             1999
                                                                -------------     -------------    -------------
Current
   U.S.                                                             $ (5.3)           $ 28.5           $ 23.5
   State and local                                                    (7.7)              0.9              2.2
   Foreign                                                             0.8               3.6              4.9
                                                                -------------     -------------    -------------
     Total current                                                   (12.2)             33.0             30.6
                                                                -------------     -------------    -------------
Deferred
   U.S.                                                               (8.2)             12.8             28.7
   State and local                                                     6.9               2.5              4.6
   Foreign                                                             3.8              (5.5)             1.0
                                                                -------------     -------------    -------------
     Total deferred                                                    2.5               9.8             34.3
                                                                -------------     -------------    -------------
Provision for income taxes                                          $ (9.7)           $ 42.8           $ 64.9
                                                                =============     =============    =============

     The current and deferred U.S. benefits above include the offsetting effects of a $34 million minimum tax credit reclassified from current to deferred since full realization is expected in 2002 and beyond.
     The income tax benefit or expense recorded within the consolidated statement of earnings differs from the amount of benefit or expense determined by applying the U.S. statutory tax rate to pretax earnings as a result of the following:

($ in millions)                                                     2001              2000             1999
                                                                -------------     -------------    -------------

Statutory U.S. federal income tax                                  $ (39.8)           $ 39.8          $  59.9
Increase (decrease) due to:
   Company-owned life insurance                                       (2.9)             (3.1)            (2.1)
   Research and development tax credits                               (1.3)             (3.1)            (3.0)
   Foreign operations and royalty income                               1.0               3.2              2.9
   U.S. tax effects of China restructuring and
     nondeductible goodwill                                           28.6               1.3               -
   State and local taxes, net                                          2.8               1.9              4.4
   Other, net                                                          1.9               2.8              2.8
                                                                -------------     -------------    -------------
Provision for taxes                                                $  (9.7)           $ 42.8          $  64.9
                                                                =============     =============    =============
Effective tax rate expressed as a percentage of pretax
earnings                                                              (8.6)%            37.6%            37.9%
                                                                =============     =============    =============

     At December 31, 2001, the company had capital loss carryforwards, expiring in 2004, of $23.7 million with a related tax benefit of $9.3 million.  That benefit has been fully offset by a valuation allowance as the company currently does not anticipate capital gains in the carryforward period to allow realization of the tax benefit.
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
     Net income tax payments were $0.2 million, $28.8 million and $29.6 million for 2001, 2000 and 1999, respectively.
     The significant components of deferred tax assets and liabilities at December 31 were:

($ in millions)                                                                       2001             2000
                                                                                  -------------    -------------
Deferred tax assets:
   Deferred compensation                                                             $ (37.8)         $ (35.2)
   Accrued employee benefits                                                           (62.1)           (63.3)
   Plant closure costs                                                                 (49.3)           (38.4)
   Minimum tax credits                                                                 (34.0)             -
   Other                                                                               (45.5)           (43.6)
                                                                                  -------------    -------------
Total deferred tax assets                                                             (228.7)          (180.5)
                                                                                  -------------    -------------

Deferred tax liabilities:
   Depreciation                                                                        161.6            139.5
   Other                                                                                59.7             36.6
                                                                                  -------------    -------------
Total deferred tax liabilities                                                         221.3            176.1
                                                                                  -------------    -------------

Net deferred tax asset                                                               $  (7.4)         $  (4.4)
                                                                                  =============    =============

12.  Pension and Other Postemployment Benefits
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
salaried and substantially all nonunion hourly employees retiring after January 1, 1993.  Life insurance benefits are non-
contributory.  Ball has no commitments to increase benefits provided by any of the postemployment benefit plans.

An analysis of the change in benefit accruals for 2001 and 2000 follows:

                                                                                            Other Postemployment
                                                             Pension Benefits                     Benefits
                                                       -----------------------------     ---------------------------
($ in millions)                                            2001            2000             2001            2000
                                                       -------------    ------------     -----------     -----------

Change in benefit obligation:
   Benefit obligation at beginning of year                $ 455.7          $ 418.3          $  99.4        $  97.3
   Service cost                                              13.1             12.4              2.4            1.9
   Interest cost                                             34.4             32.0              7.6            7.6
   Benefits paid                                            (29.0)           (18.7)            (5.1)          (3.9)
   Net actuarial (gain) loss                                 25.5             (1.8)             7.9           (6.1)
   Special termination                                        -               11.4              -              1.7
   Other, net                                                10.7              2.1             (0.9)           0.9
                                                       -------------    ------------     -----------     -----------
   Benefit obligation at end of year                        510.4            455.7            111.3           99.4
                                                       -------------    ------------     -----------     -----------

Change in plan assets:
   Fair value of assets at beginning of year                466.7            435.4              -              -
   Actual return on plan assets                             (44.4)            30.8              -              -
   Employer contributions                                    26.9             21.9              5.1            3.8
   Benefits paid                                            (29.0)           (18.7)            (5.1)          (3.9)
   Other, net                                                (4.3)            (2.1)             -              0.1
                                                       -------------    ------------     ------------    -----------
   Fair value of assets at the measurement date             415.9            467.3              -               -
   Additional contributions                                  32.2              -                1.3            1.3
                                                       -------------    ------------     -----------     -----------

   Funded status                                            (62.3)            11.6           (110.0)         (98.1)

Unrecognized net actuarial loss (gain)                      130.5             16.5             (3.2)         (11.9)
Unrecognized prior service cost                              28.0             14.9              3.6            4.0
Unrecognized transition asset                                 -               (0.6)             -               -
                                                       -------------    ------------     -----------     -----------
Prepaid (accrued) benefit cost                            $  96.2          $  42.4         $ (109.6)      $ (106.0)
                                                       =============    ============     ===========     ===========

Amounts recognized in the balance sheet consist of:

                                                                                            Other Postemployment
                                                             Pension Benefits                     Benefits
                                                       -----------------------------     ---------------------------
($ in millions)                                            2001            2000             2001            2000
                                                       -------------    ------------     -----------     -----------

Prepaid benefit cost                                     $  105.7          $  56.2         $    -          $    -
Accrued benefit liability                                   (31.5)           (30.0)          (109.6)         (106.0)
Intangible asset                                             13.2             12.9              -               -
Accumulated other comprehensive loss                          8.8              3.3              -               -
                                                       -------------    ------------     -----------     -----------
Net amount recognized                                    $   96.2          $  42.4         $ (109.6)       $ (106.0)
                                                       =============    ============     ===========     ===========

Components of net periodic benefit cost were:

                                                  Pension Benefits               Other Postemployment Benefits
                                          ------------------------------------  -----------------------------------
($ in millions)                               2001        2000         1999        2001        2000         1999
                                          ----------- ----------- ------------  ----------- ----------- -----------

Service cost                                $  13.1     $  12.4      $  14.2      $  2.4      $  1.9       $  1.7
Interest cost                                  34.4        32.0         29.1         7.6         7.6          6.5
Expected return on plan assets                (45.1)      (42.3)       (37.6)        -           -            -
Amortization of prior service cost              1.4         1.4          1.1         0.4         0.3          -
Amortization of transition asset               (0.6)       (3.1)        (3.2)        -           -            -
Curtailment loss                                0.4         7.9          0.5         -           -            -
Recognized net actuarial loss (gain)            0.4         0.7          1.7        (0.9)       (0.7)        (0.3)
                                          ----------- ----------- ------------  ----------- ----------- -----------
Net periodic benefit cost                       4.0         9.0          5.8         9.5         9.1          7.9
Expense of defined contribution plans           0.6         0.7          0.7         -           -            -
                                          ----------- ----------- ------------- ----------- ----------- -----------
Net periodic benefit cost                   $   4.6     $   9.7      $   6.5      $  9.5      $  9.1       $  7.9
                                          =========== =========== ============= =========== =========== ===========

Weighted average assumptions at the measurement date were:

                                                  Pension Benefits               Other Postemployment Benefits
                                         ------------------------------------ ------------------------------------
                                             2001        2000        1999         2001        2000         1999
                                         -----------  ----------- ----------- ----------- ------------ -----------

Discount rate                                7.39%       7.84%       7.84%        7.43%       7.85%        7.82%
Rate of compensation increase                3.30%       3.30%       3.33%        N/A         N/A          N/A
Expected long-term rates of return on
   assets                                    9.62%       9.81%       9.82%        N/A         N/A          N/A

     The expected long-term rates of return on assets are calculated by applying the expected rate of return to a market related value of plan assets at the beginning of the year, adjusted for the weighted average expected contributions and benefit payments.
The market related value of plan assets used to calculate expected return was $479.8 million at September 30, 2001, $433.9 million at September 30, 2000, and $382.8 million at December 31, 1999.  The measurement date for determining the market related value of plan assets was changed during 2000 from December 31 to September 30 in order to utilize more timely and accurate data in determining pension estimates.  This change had an insignificant impact on the 2000 financial statements.
     For pension plans, accumulated gains and losses in excess of a 10 percent corridor, the prior service cost and the transition asset are being amortized on a straight-line basis from the date recognized over the average remaining service period of active participants.  For other postemployment benefits, the 10 percent corridor is not used for accumulated actuarial gains and losses, and they are amortized over 10 years.
     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $94.1 million, $92.9 million and $60.7 million, respectively, as of
December 31, 2001.
     For the U.S. health care plans at December 31, 2001, a 5.5 percent health care cost trend rate was used for pre-65 and post-65 benefits, and trend rates were assumed to remain level for 2002 and subsequent years.  For the Canadian plans, a 6.5 percent health care cost trend rate was used, which was assumed to decrease to 4.5 percent by 2006 and remain at that level in subsequent years.
     Health care cost trend rates can have an effect on the amounts reported for the health care plan.  A one-percentage point change in assumed health care cost trend rates would increase or decrease the total of service and interest cost by approximately
$0.3 million and the postemployment benefit obligation by approximately $3.6 million.
     The additional minimum pension liability, less related intangible asset, was recognized net of tax benefits as a component of shareholders' equity within accumulated other comprehensive loss.

Other Benefit Plans
Substantially all employees within the company's aerospace and technologies segment who participate in Ball's 401(k) salary conversion plan receive a performance-based matching cash contribution of up to 4 percent of base salary.  The company was required to contribute $1.9 million of additional compensation related to this program for the year 2000.  In addition, prior to the payment of the ESOP loan by the trust on December 14, 2001 (discussed in Note 13), substantially all U.S. salaried employees and certain
U.S. nonunion hourly employees who participate in Ball's 401(k) salary conversion plan automatically participated in the company's
ESOP through an employer matching contribution.  Cash contributions to the ESOP trust, including preferred dividends, were used to service the ESOP debt and were $11.4 million in 2001, $11.5 million in 2000 and $11.6 million in 1999.  Interest paid by the ESOP trust for its borrowings was $0.7 million, $1.7 million and $2.6 million for 2001, 2000 and 1999, respectively.  Subsequent to the payment of the ESOP loan by the trust on December 14, 2001, the company began matching employee contributions to the company's
401(k) with shares of Ball common stock beginning on January 1, 2002.  Matching contributions are limited to 50 percent of up to
6 percent of a participant's annual salary.

13.  Shareholders' Equity
At December 31, 2001, the company had 120 million shares of common stock and 15 million shares of preferred stock authorized, both without par value.  Preferred stock includes 600,000 authorized but unissued shares designated as Series A Junior Participating
Preferred Stock.
     In accordance with plan provisions, effective December 14, 2001, the ESOP loan was paid by the trust and each related preferred share was converted into 1.1552 common shares, which were issued out of treasury stock.  These common shares have been transferred to the company's 401(k) plan under which the employees have the option to convert them to other investments.
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
     Common shares were reserved at December 31, 2001, for future issuance under the employee stock purchase, stock option, dividend reinvestment and restricted stock plans.
     In connection with the employee stock purchase plan, the company contributes 20 percent of up to $500 of each participating employee's monthly payroll deduction toward the purchase of Ball Corporation common stock.  Company contributions for this plan were approximately $1.8 million in 2001, $1.9 million in 2000 and $1.8 million in 1999.

Accumulated Other Comprehensive Loss
The activity related to accumulated other comprehensive loss was as follows:

                                                                Minimum                           Accumulated
                                                Foreign         Pension         Effective            Other
                                                Currency       Liability        Financial        Comprehensive
($ in millions)                               Translation    (net of tax)     Derivatives(a)          Loss
                                              -----------    ------------    ---------------    ---------------

December 31, 1998                                $ (28.6)      $  (3.1)          $   -                $ (31.7)
1999 change                                          4.0           1.0               -                    5.0
                                              ----------     ------------    ---------------    ---------------
December 31, 1999                                  (24.6)         (2.1)              -                  (26.7)
2000 change                                         (3.2)          0.2               -                   (3.0)
                                              ----------     ------------    ---------------    ---------------
December 31, 2000                                  (27.8)         (1.9)              -                  (29.7)
2001 change                                         (2.1)         (3.8)             (8.1)               (14.0)
                                              ----------     ------------    ---------------    ---------------
December 31, 2001                               $   29.9       $  (5.7)          $  (8.1)             $ (43.7)
                                              ===========    ============    ===============    ===============

(a)  Please refer to Note 16 for a discussion of the company's use of derivative financial instruments.

     The minimum pension liability component of other comprehensive earnings (loss) is presented net of related tax expense of
$2.1 million, $1.4 million and $0.7 million for the years ended December 31, 2001, 2000 and 1999, respectively.  No tax benefit has been provided on the foreign currency translation loss component for any period, as the undistributed earnings of the company's foreign investments will continue to be reinvested.

Stock Options and Restricted Shares
The company has several stock option plans under which options to purchase shares of common stock have been granted to officers and key employees at the market value of the stock at the date of grant.  Payment must be made at the time of exercise in cash or with shares of stock owned by the option holder, which are valued at fair market value on the date exercised.  Options terminate 10 years from date of grant.  Tier A options are exercisable in four equal installments commencing one year from date of grant, with the exception of certain Tier A options granted in 1998, which became exercisable in October 2001 after the company's common stock price reached $30 or greater for 10 consecutive days.  Tier B options vested in April 1999 when the company's stock price closed at specified levels.  Approximately $4.7 million was recorded as compensation expense at the time the Tier B options became exercisable, and common stock was increased accordingly.
     Ball adopted a Deposit Share Program in March 2001 that, by matching purchased shares with restricted shares, encourages certain senior management employees and outside directors to invest in Ball stock.  Participants have until March 2003 to acquire shares in order to receive the matching restricted shares grants.  Restrictions on the matching shares lapse at the end of four years from date of grant, or earlier if established share ownership guidelines are met and if the qualifying purchased shares are not sold or transferred prior to that time.  There are a total of 548,000 shares available for grant under this program, of which
325,534 were granted as of December 31, 2001.  This plan is accounted for as a variable plan where expense is recorded based upon the current market price of the company's common stock until restrictions lapse.  The effect of this program has not been significant to earnings or financial position during the year.
     The company also granted 260,000 shares of restricted stock to certain management employees during 1998 at a price of $17.50 per share.  Restrictions on these shares lapsed in tranches during 2000, 2001 and early 2002 based on the company achieving certain standards of performance.

A summary of stock option activity for the years ended December 31 follows (retroactively restated for the two-for-one stock split discussed in Note 14):

                                             2001                         2000                          1999
                                  ---------------------------  ---------------------------   ----------------------------
                                                  Weighted                     Weighted                       Weighted
                                                  Average                       Average                       Average
                                   Number of      Exercise       Number of     Exercise        Number of      Exercise
                                     Shares        Price          Shares         Price          Shares         Price
                                  ------------- -------------  -------------- ------------   -------------- -------------

Outstanding at beginning of
    year                            4,308,510     $17.297        3,853,590      $17.329        4,326,792      $15.442
Tier A options exercised           (1,186,986)     15.513         (184,584)      13.352         (788,566)      14.813
Tier B options exercised             (215,000)     12.188             -            -            (111,000)      12.188
Tier A options granted                976,684      21.960          760,750       16.531          602,200       26.930
Tier A options canceled               (99,670)     20.857         (121,246)      19.506         (175,836)      18.317
                                  -------------                --------------                --------------
Outstanding at end of year          3,783,538      19.252        4,308,510       17.297        3,853,590       17.329
                                  -------------                --------------                --------------
Exercisable at end of year          1,951,746      17.567        2,516,980       15.863        2,174,090       14.978
                                  -------------                --------------                --------------
Reserved for future grants          2,315,876                    3,566,978                     4,256,260
                                  -------------                --------------                --------------

Additional information regarding options outstanding at December 31, 2001, follows (retroactively restated for the two-for-one stock split discussed in Note 14):

                                                            Exercise Price Range
                                        -------------------------------------------------------------
                                         $12.188 - $16.531   $17.500 - $17.969   $21.225 - $27.563      Total
                                        ------------------   -----------------   -----------------      -----
  Number of options outstanding               1,190,570             991,198           1,601,770       3,783,538
  Weighted average exercise price                14.900              17.724              23.432          19.252
  Weighted average remaining
    contractual life                         6.57 years          6.08 years          8.39 years      7.22 years

  Number of shares exercisable                  721,692             882,548             347,506       1,951,746
  Weighted average exercise price                13.840              17.694              24.985          17.567

     These options cannot be traded in any equity market.  However, based on the Black-Scholes option pricing model, adapted for use in valuing compensatory stock options in accordance with SFAS No. 123, Tier A options granted in 2001, 2000 and 1999 have estimated weighted average fair values at the date of grant of $7.80 per share $6.08 per share and $8.66 per share, respectively.  Under the same methodology, Tier B options granted during 1997 have an estimated weighted average fair value at the date of grant of $4.27 per share.  The actual value an employee may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised.  Consequently, there is no assurance that the value realized by an employee will be at or near the value estimated.  The fair values were estimated using the following weighted average assumptions:

                                                     2001 Grants          2000 Grants         1999 Grants
                                                  ----------------     ----------------    -----------------

Expected dividend yield                                  0.91%                1.30%               1.52%
Expected stock price volatility                         33.75%               32.43%              29.80%
Risk-free interest rate                                  4.84%                6.36%               5.34%
Expected life of options                              5.25 years           5.5 years           5.5 years

     Ball accounts for its stock-based employee compensation programs using the intrinsic value method prescribed by APB Opinion No.
25, "Accounting for Stock Issued to Employees." If we had elected to recognize compensation based upon the calculated fair value of the options granted after 1994, pro forma net earnings and earnings per share would have been:

                                                                       Years ended December 31,
                                                          ---------------------------------------------------
($ in millions, except per share amounts)                    2001                2000               1999
                                                          ------------       -------------       ------------

As reported:
   Net earnings (loss)                                     $ (99.2)            $ 68.2             $ 104.2
   Basic earnings (loss) per share                            (1.85)              1.13                1.68
   Diluted earnings (loss) per share                          (1.85)              1.07                1.58

Pro forma results:
   Net earnings (loss)                                     $(102.8)            $ 65.6             $ 100.6
   Basic earnings (loss) per share                            (1.92)              1.09                1.62
   Diluted earnings (loss) per share                          (1.92)              1.03                1.52

14.  Subsequent Event - Two-for-One Stock Split
On January 23, 2002, the company's board of directors declared a two-for-one split of our stock, increased the next quarterly dividend and authorized the repurchase of additional common shares.  The stock split was effective February 22, 2002, for all shareholders of record on February 1, 2002.  As a result of the stock split, all amounts related to earnings, options and outstanding shares have been retroactively restated as if the split had occurred as of January 1, 1999.

15.  Earnings per Share
The following table provides additional information on the computation of earnings per share amounts.  Share and per share information have been retroactively restated for the two-for-one stock split discussed in Note 14.

                                                                                 Years ended December 31,
                                                                      -----------------------------------------------
($ in millions, except per share amounts)                                 2001             2000             1999
                                                                      -------------     ------------     ------------

Basic Earnings per Share
Net earnings (loss)                                                      $   (99.2)        $   68.2         $  104.2
Preferred dividends, net of tax                                               (2.0)            (2.6)            (2.7)
                                                                      -------------     ------------     ------------
Earnings (loss) attributable to common shareholders                      $  (101.2)        $   65.6         $  101.5
                                                                      =============     ============     ============

Weighted average common shares (000s)                                       54,880           58,080           60,340
                                                                      =============     ============     ============

Basic earnings (loss) per share                                          $   (1.85)        $    1.13        $    1.68
                                                                      =============     ============     ============

Diluted Earnings per Share
Net earnings (loss)                                                      $   (99.2)        $   68.2         $  104.2
Adjustments for deemed ESOP cash contribution
   in lieu of the ESOP Preferred dividend                                     (1.4)            (2.0)           (2.0)
                                                                      -------------     ------------     ------------
Adjusted earnings (loss) attributable to common shareholders             $  (100.6)        $   66.2         $ 102.2
                                                                      =============     ============     ============

Weighted average common shares (000s)                                       54,880           58,080           60,340
Effect of dilutive securities:
   Dilutive effect of stock options and restricted shares                      896              512              952
   Common shares issuable upon conversion of the ESOP
       Preferred stock                                                       3,082            3,442            3,608
                                                                      -------------     ------------     ------------
Weighted average shares applicable to diluted earnings
     per share                                                              58,858           62,034           64,900
                                                                      =============     ============     ============

Diluted earnings (loss) per share                                        $   (1.85)       $    1.07        $    1.58
                                                                      =============     ============     ============

     The following options have been excluded for the respective years from the computation of the diluted earnings per share calculation since they were anti-dilutive (i.e., the exercise price exceeded the average closing market price of common stock for the year):

         Exercise Price         Expiration            2001              2000                1999
       ------------------      --------------     -------------     --------------      -------------

          $  17.500                  2008                    -           490,000                   -
             17.813                  2005                    -           257,700                   -
             17.969                  2008                    -           561,100                   -
             22.156                  2008                    -           197,500                   -
             27.563                  2009              403,470           484,676             519,300
             Various               Various                   -            71,892                   -
                                                  -------------     --------------      -------------
             Total                                     403,470         2,062,868             519,300
                                                  =============     ==============      =============

16.  Financial Instruments and Risk Management

Policies and Procedures
In the ordinary course of business we employ established risk management policies and procedures to reduce our exposure to commodity price changes, changes in interest rates, fluctuations in foreign currencies and the company's common share repurchase program.
     Unrealized gains and losses on outstanding derivative contracts are recorded in the balance sheet as other current assets or other current liabilities.  The effective portion of cash flow hedges is recorded in other comprehensive earnings and the ineffective portion, if any, is charged directly against earnings.  For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item.  Realized gains and losses from hedges are classified in the income statement consistent with the accounting treatment of the item being hedged. Gains and losses upon the early termination of effective derivative contracts are deferred in other comprehensive earnings and amortized to earnings in the same period as the originally hedged item affects earnings.

Commodity Price Risk
Our objective in managing our exposure to commodity price changes is to limit the impact of raw material price changes on earnings and cash flow through arrangements with customers and suppliers, and, at times, through the use of certain derivative instruments such as options and forward contracts designated as hedges.  We manage our commodity price risk in connection with market price fluctuations of aluminum primarily by entering into can and end sales contracts, which include aluminum-based pricing terms that consider price fluctuations under our commercial supply contracts for aluminum purchases.  The terms include "band" pricing where there is an upper and lower limit, a fixed price or only an upper limit to the aluminum component pricing.  This matched pricing affects substantially all of our North American metal beverage packaging net sales.
     At December 31, 2001, the company had aluminum forward contracts with notional amounts of $249 million hedging its aluminum purchase contracts.  These forward contract agreements expire in less than one year and up to three years.  Included in share-
holders' equity at December 31, 2001, within accumulated other comprehensive loss, is a net loss of $5 million associated with these contracts, $6 million of which is expected to be recognized in the consolidated statement of earnings during 2002 and will be offset by higher revenue from fixed price sales contracts.  At December 31, 2000, the company had aluminum forward contracts with notional amounts of $124 million hedging the aluminum in the aluminum purchase contracts.
     The company's equity joint ventures also had aluminum forward contracts with notional amounts of $29 million and $20 million hedging aluminum purchase contracts at December 31, 2001 and 2000, respectively.  The forward contract agreements at December 31,
2001, expire at various times up to two years.

Interest Rate Risk
Our objective in managing our exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs.  We manage this primarily through the use of cash flow hedges and, at times, derivatives that limit the cash flow impact but not necessarily the earnings impact in cases where they do not qualify for favorable accounting treatment.  To achieve these objectives, we use a variety of interest rate swaps, collars and options to manage our mix of floating and fixed-rate debt.  Interest rate instruments held by the company at December 31, 2001, included pay-floating and pay-fixed interest rate swaps and swaption contracts.  Pay-fixed swaps convert floating rate obligations to fixed rate instruments.
Pay-floating swaps convert fixed-rate obligations to variable rate instruments.  Swap agreements expire at various times up to five years.  Although these instruments involve varying degrees of credit and interest risk, the counter parties to the agreements involve financial institutions, which are expected to perform fully under the terms of the agreements.

     Interest rate swap agreements outstanding at December 31, 2001, had notional amounts of $210 million at a floating rate and
$442 million at a fixed rate, or a net fixed position of $232 million.  Approximately $3 million of loss associated with these contracts is included in other accumulated comprehensive loss at December 31, 2001.  Of this amount approximately $1 million is expected to be recognized in the consolidated statement of earnings during 2002.  At December 31, 2000, the agreements had notional amounts of $10 million at a floating rate and $154 million at a fixed rate, or a net fixed position of $144 million.
     The fair value of all non-derivative financial instruments approximates their carrying amounts with the exception of long-term debt.  Rates currently available to the company for loans with similar terms and maturities are used to estimate the fair value of long-term debt based on discounted cash flows.  The fair value of derivatives generally reflects the estimated amounts that we would pay or receive upon termination of the contracts at December 31, 2001 and 2000, taking into account any unrealized gains and losses on open contracts.

                                                               2001                               2000
                                                   ------------------------------     -----------------------------
                                                     Carrying           Fair            Carrying          Fair
($ in millions)                                       Amount            Value            Amount           Value
                                                   -------------     ------------     ------------     ------------
Long-term debt                                      $ 1,016.1         $ 1,042.2        $ 1,078.8        $ 1,059.4
Unrealized net gain (loss) on derivative
   contracts relating to debt                            -                 (6.1)             -                1.3

Exchange Rate Risk
Our objective in managing exposure to foreign currency fluctuations is to protect foreign cash flow and reduce earnings volatility associated with foreign exchange rate changes through the use of cash flow hedges.  Our primary foreign currency risk exposures result from the strengthening of the U.S. dollar against the Hong Kong dollar, Canadian dollar, Chinese renminbi, Thai baht and
Brazilian real.  We face currency exposures in our global operations as a result of maintaining U.S. dollar debt and payables in these foreign countries.  We use forward contracts to manage our foreign currency exposures and, as a result, gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets and liabilities.

Shareholders' Equity
In connection with the company's ongoing share repurchase program, from time to time we sell put options which give the purchaser of those options the right to sell shares of the company's common stock to the company on specified dates at specified prices upon the exercise of those options.  The put option contracts allow us to determine the method of settlement, either in cash or shares.  As such, the contracts are considered equity instruments and changes in the fair value are not recognized in our financial statements.
Our objective in selling put options is to lower the average purchase price of acquired shares in connection with the share repurchase program.  At December 31, 2001, there were put option contracts outstanding for 250,000 shares at an average price of
$29.04 per share.  During 2001 we received $0.6 million in premiums for option contracts of which all are still outstanding.  The premiums received are shown as a reduction in treasury stock.
     Also in connection with the ongoing share repurchase program, in 2001 we entered into a forward share repurchase agreement to purchase shares of the company's common stock.  In January 2002, we purchased 736,800 shares under this agreement at an average price of $33.58 per share.  We also entered into a share repurchase agreement during 2000 under which we purchased 1,160,600 shares during the year at an average price of $17.25, and the remainder of 1,021,000 shares in January 2001 at an average price of $17.58 per share.

New Accounting Pronouncement
Effective January 1, 2001, we adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative
Instruments and Hedging Activities," and SFAS No. 138, an amendment of SFAS No.133.  These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.  All derivative instruments, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value.  The effective portions of changes in the fair value of derivative instruments designated as cash flow hedges are recorded in other comprehensive earnings and are recognized in earnings when the hedged item affects earnings.
Ineffective portions of changes in the fair value of cash flow hedges are recognized in current period earnings.  The adoption of this standard did not have a significant impact on the company's earnings or financial position.

17.  Quarterly Results of Operations (Unaudited)
The company's fiscal quarters end on the Sunday nearest the calendar quarter end.  The fiscal years end on December 31.

2001 Quarterly Information
During the second quarter of 2001, the company recorded a $237.7 million pretax charge ($185 million after tax and minority interest impact) for the reorganization of its business in the PRC as well as a $16 million pretax charge associated with the cessation of operations in two commercial aerospace and technologies segment developmental product lines.  A fourth quarter pretax charge of
$24.7 million was recorded in connection with the closure of a comparatively high cost beverage can manufacturing facility, which was partially offset by a $7.2 million reversal of the charges taken in the second quarter for the PRC and aerospace and technologies business consolidation activities.

2000 Quarterly Information
The company recorded an $83.4 million pretax charge ($55 million after tax, minority interests and equity earnings impacts) in the second quarter for packaging business consolidation and investment exit activities.  Additional details about the charge, credits and related activities are provided in Note 3.

($ in millions except per share amounts)             First         Second           Third          Fourth
                                                    Quarter        Quarter         Quarter         Quarter           Total
                                                  -----------    -----------     ------------    ------------     ------------

2001
Net sales (a)                                      $  850.0       $  992.6        $ 1,000.5       $   843.0        $ 3,686.1
                                                  -----------    -----------     ------------    ------------     ------------
Gross profit (b)                                       95.1          107.0            116.1            94.9            413.1
                                                  -----------    -----------     ------------    ------------     ------------
Net earnings (loss)                                    18.5         (162.1)            36.3             8.1            (99.2)
Preferred dividends, net of tax                        (0.6)          (0.6)            (0.6)           (0.2)            (2.0)
                                                  -----------    -----------     ------------    ------------     ------------
Earnings (loss) attributable to common
   shareholders                                    $   17.9       $  162.7)       $    35.7       $     7.9        $  (101.2)
                                                  ===========    ===========     ============    ============     ============

Basic earnings (loss) per share (c)                $    0.33      $   (2.96)      $    0.65       $     0.14       $    (1.85)
                                                  ===========    ============    ============    ============     ============

Diluted earnings (loss) per share (c)              $    0.31      $   (2.96)      $    0.61       $     0.14       $    (1.85)
                                                  ===========    ===========     ============    ============     ============

2000
Net sales (a)                                      $  846.0       $  995.0        $   996.0       $   827.7        $ 3,664.7
                                                  -----------    -----------     ------------    ------------     ------------
Gross profit (b)                                      102.6          127.0            134.1           103.1            466.8
                                                  -----------    -----------     ------------    ------------     ------------
Net earnings                                           20.0          (15.4)            44.5            19.1             68.2
Preferred dividends, net of tax                        (0.6)          (0.7)            (0.6)           (0.7)            (2.6)
                                                  -----------    -----------     ------------    ------------     ------------
Earnings attributable to common shareholders
                                                   $   19.4       $  (16.1)       $    43.9       $    18.4        $    65.6
                                                  ===========    ===========     ============    ============     ============

Basic earnings (loss) per share (c)                $    0.33      $   (0.27)      $     0.76      $     0.33       $     1.13
                                                  ===========    ===========     ============    ============     ============

Diluted earnings (loss) per share (c)              $    0.31      $   (0.27)      $     0.71      $     0.31       $     1.07
                                                  ===========    ===========     ============    ============     ============

(a)  EITF No. 00-10, which requires that shipping and handling fees be reported as a component of cost of sales, was adopted in the fourth quarter of 2000.  The effect of this guidance resulted in offsetting increases in sales and cost of sales for both years.
     See Note 1 for more details.
(b)  Gross profit is shown after depreciation and amortization of $130.8 million and $133.8 million for the years ended December 31,
     2001, and 2000, respectively.
(c)  Amounts have been retroactively restated for the two-for-one stock split discussed in Note 14.

     Earnings per share calculations for each quarter are based on the weighted average shares outstanding for that period.  As a result, the sum of the quarterly amounts may not equal the annual earnings per share amount.  The diluted loss per share for the year 2001 and the second quarters of 2001 and 2000 is the same as the net loss per basic share because the assumed exercise of dilutive securities would have been antidilutive, in effect reducing losses per share.

18.  Research and Development
Research and development costs are expensed as incurred in connection with the company's internal programs for the development of products and processes.  Costs incurred in connection with these programs, a portion of which is included in cost of sales, amounted to $14.9 million, $14.4 million and $14 million for the years 2001, 2000 and 1999, respectively.  The majority of these costs were incurred in the company's aerospace and technologies segment.

19.  Contingencies
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

   Five-Year Review of Selected Financial Data
   Ball Corporation and Subsidiaries

   -------------------------------------------    -------------    ------------    -------------    -------------     -------------
   ($ in millions, except per share amounts)           2001            2000             1999             1998              1997
   -------------------------------------------    -------------    ------------    -------------    -------------     -------------
   Net sales                                         $3,686.1         $3,664.7        $3,707.2         $2,995.7          $2,464.5

   Earnings (loss) before extraordinary item
      and cumulative effect of accounting            $  (99.2)        $   68.2        $  104.2         $   32.0          $   58.3
      change
   Early debt extinguishment costs, net of tax            -                -               -              (12.1)              -

   Cumulative effect of accounting change,
      net of tax                                          -                -               -               (3.3)              -
                                                  -------------    ------------    -------------    -------------     -------------
   Net earnings (loss)                                  (99.2)            68.2           104.2             16.6              58.3
   Preferred dividends, net of tax                       (2.0)            (2.6)           (2.7)            (2.8)             (2.8)
                                                  -------------    ------------    -------------    -------------     -------------
    Earnings (loss) attributable to common
      shareholders                                   $ (101.2)        $   65.6        $  101.5         $   13.8          $   55.5
                                                  =============    ============    =============    =============     =============
    Return on average common shareholders'
      equity                                            (17.7)%           10.1%           16.2%             2.3%              9.3%
   -------------------------------------------    -------------    ------------    -------------    -------------     -------------

   Basic earnings per share: (1)
      Earnings (loss) before extraordinary
        item and cumulative effect of
        accounting change                            $   (1.85)       $    1.13       $    1.68        $    0.48         $    0.92
      Early debt extinguishment costs, net                -                -               -               (0.20)             -
        of tax
      Cumulative effect of accounting
        change,   net of tax                              -                -               -               (0.05)             -
                                                  -------------    ------------    -------------    -------------     -------------
      Basic earnings (loss) per share                $   (1.85)       $    1.13       $    1.68        $    0.23         $    0.92
                                                  =============    ============    =============    =============     =============
   Weighted average common shares
        outstanding (000s) (1)                          54,880          58,080           60,340           60,776            60,468
----------------------------------------------    -------------    ------------    -------------    -------------     -------------

   Diluted earnings per share: (1)
      Earnings (loss) before extraordinary
        item and cumulative effect of
        accounting change                            $   (1.85)       $    1.07       $    1.58        $    0.46         $    0.87
      Early debt extinguishment costs, net                -                -               -               (0.19)             -
        of tax
      Cumulative effect of accounting
        change, net of tax                                -                -               -               (0.05)             -
                                                  -------------    ------------    -------------    -------------     -------------
      Diluted earnings (loss) per share              $   (1.85)       $    1.07       $    1.58        $    0.22         $    0.87
                                                  =============    ============    =============    =============     =============
   Diluted weighted average common
        shares outstanding (000s) (1)                  58,858           62,034           64,900           65,184            64,622
   -------------------------------------------    -------------    ------------    -------------    -------------     -------------

   Property, plant and equipment additions           $   68.5         $   98.7        $  107.0         $   84.2          $   97.7
   Depreciation and amortization                     $  152.5         $  159.1        $  162.9         $  145.0          $  117.5
   Total assets                                      $2,313.6         $2,649.8        $2,732.1         $2,854.8          $2,090.1
   Total interest bearing debt and capital
      lease obligations                              $1,064.1         $1,137.3        $1,196.7         $1,356.6          $  773.1
   Common shareholders' equity                       $  504.1         $  639.6        $  655.2         $  594.6          $  611.3
   Total capitalization                              $1,577.9         $1,834.6        $1,907.3         $2,003.2          $1,459.0
   Debt-to-total capitalization                          67.4%            62.0%           62.7%            67.7%             53.0%
   Cash dividends (1)                                $    0.30        $    0.30       $    0.30        $    0.30         $    0.30
   Book value (1)                                    $    8.72        $   11.40       $   10.99        $    9.76         $   10.11
   Market value (1)                                  $   35.35        $   23.03       $   19.69        $   22.88         $   17.69
   Annual return to common shareholders (2)              55.3%            19.2%          (12.7)%           31.4%             37.4%
   Working capital                                   $  218.8         $  310.2        $  225.7         $  198.0          $  (39.7)
   Current ratio                                          1.38             1.47            1.34             1.29              0.95
   -------------------------------------------    -------------    ------------    -------------    -------------     -------------

   (1)  Amounts have been retroactively restated for a two-for-one stock split, which as effective on February 22, 2002.
   (2)  Change in stock price plus dividend yield assuming reinvestment of dividends.

Quarterly Stock Prices and Dividends

Quarterly prices for the company's common stock, as reported on the composite tape, were:

                 2001                                                            2002
                  1st            2nd            3rd            4th                1st            2nd            3rd           4th
                Quarter        Quarter        Quarter        Quarter            Quarter        Quarter        Quarter       Quarter
               ---------      ---------      ---------      ---------          ---------      ---------      ---------     ---------
 High          $ 24.41        $ 25.58        $ 30.60        $ 36.06            $ 21.63        $ 18.82        $ 18.19       $  23.97
 Low             19.04          21.05          23.03          27.63              13.00          14.63          15.57          14.28

Amounts have been retroactivity restated for a two-for-one stock split, which was effective on February 22, 2002.
A common stock dividend of $0.15 per share was paid in each of the 2001 and 2000 quarters.