Form 10-K, Exhibit 13
period 2002-12-31
BALL CORP
filed 2003-03-27
CIK 9389

Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Ball Corporation and Subsidiaries

Ball Corporation and subsidiaries are referred to collectively as "Ball" or "the company" or "we" and "our" in the following discussion and analysis.

Management's discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying notes, including that in connection with the company's significant and critical accounting policies defined in Note 1.

Recent Developments
On December 19, 2002, Ball acquired 100 percent of the outstanding shares of Schmalbach-Lubeca GmbH (a European beverage can manufacturer) for an initial cash purchase price of €922.3 million (approximately $948 million), plus acquisition costs of $11.6 million, refinancing costs of $28.1 million and the assumption of approximately
$20 million of debt and $11 million of unencumbered cash. In addition, the company assumed approximately
$300 million of ongoing pension liabilities. The final acquisition price will be reduced by working capital and other adjustments estimated to be $23.9 million. With this acquisition, now known as Ball Packaging Europe, we became the world's largest manufacturer of metal beverage cans with the ability to produce over 45 billion cans annually, and we gained entry into the growing European beverage can market, of which Ball Packaging Europe's share was approximately 31 percent in 2002. In addition, we believe that in the first year of combined operations, the acquisition will be accretive to our earnings per share and provide us returns on capital invested in excess of our weighted average cost of capital.
     Ball Packaging Europe and its operations consist of 10 beverage can plants and two beverage can end plants, a technical center in Bonn, Germany, and the European headquarters in Ratingen, Germany. Of the 12 plants, four are located in Germany, four in the United Kingdom, two in France and one each in the Netherlands and Poland. In total the newly acquired plants produce approximately 12 billion cans annually, with 60 percent being produced from steel and 40 percent from aluminum. On a pro forma basis, the acquisition significantly increases our 2002 sales from $3.8 billion to $4.9 billion.
     In connection with the acquisition, we refinanced the company and, as a result, recorded an after-tax extraordinary charge from the early extinguishment of debt of $3.2 million (6 cents per diluted share). The refinancing, including related costs, was completed with the placement of $300 million in 6.875% senior notes due
2012 and $1.1 billion from borrowings under new long-term multi-currency senior credit facilities. Approximately
$580 million of existing long-term debt remained in place.
     For additional information regarding our European acquisition and the related financing activities, see
Notes 3 and 9 accompanying the consolidated financial statements.

Consolidated Sales and Earnings
Ball's operations are organized along its product lines and include three segments - North American packaging, international packaging and aerospace and technologies.

North American Packaging
North American packaging consists of operations located in the U.S. and Canada, which manufacture metal container products used primarily in beverage and food packaging and PET (polyethylene terephthalate) plastic container products used principally in beverage packaging. This segment accounted for 84 percent of consolidated net sales in the year ended December 31, 2002. However, this percentage will decrease in 2003 due to the addition of Ball
Packaging Europe.
     North American metal beverage container sales, which represented approximately 70 percent of segment sales in 2002, were 3 percent higher than in 2001. The increase was largely due to beverage can price increases in 2002 compared to the prior year. Sales also increased in 2002 compared to 2001 as a result of Ball's agreement with
Coors Brewing Company (Coors), effective January 1, 2002, under which substantially all of Coors' can requirements for its Shenandoah, Virginia, filling location are manufactured at Ball facilities and sold to
Coors. Sales under this agreement began in the first quarter of 2002. North American beverage operating margins were higher as a result of plants operating at near full capacity coupled with improved sales prices. In mid-December 2001 we ceased production at the Moultrie, Georgia, beverage can plant; its production of one billion cans per year was consolidated into other Ball plants. Based on publicly available industry information, we estimate that shipments for our metal beverage container product line were approximately 31 percent of total
U.S. and Canadian shipments in 2002 and 2001.
     Sales in 2001 decreased 3 percent compared to those in 2000 due to lower soft drink container shipments and lower selling prices. While manufacturing cost controls in 2001 yielded favorable results, operating margins were lower in 2001 than in 2000 due to lower beverage can selling prices and higher unit costs as a result of reduced plant production for planned inventory reductions.
     Through Rocky Mountain Metal Container, LLC, a 50/50 joint venture which is accounted for as an equity investment, Ball and Coors operate Coors' can and end facilities in Golden, Colorado. The joint venture supplies
Coors with approximately 3.6 billion beverage cans and ends annually for its Golden, Colorado, and Memphis,
Tennessee, breweries under agreements which commenced in January 2002.
     North American metal food container sales, which comprised approximately 19 percent of segment sales in
2002, were essentially flat compared to those in 2001, which were at record levels. These results were achieved despite a combination of droughts and floods in the U.S., which negatively impacted our fruit and vegetable processor customers, and the lowest salmon pack in the Pacific Northwest in over a decade. Operating margins were lower largely due to product mix and start-up costs associated with the new two-piece food can line in our
Milwaukee plant discussed below. Sales in 2001, which were 8 percent higher than those in 2000, reflected volume gains from several customers, including ConAgra Grocery Products Company (ConAgra), and strong salmon and pre-season vegetable can sales. We estimate our 2002 shipments of 5.6 billion cans to be approximately 16 percent of total U.S. and Canadian metal food container shipments, based on publicly available industry information.
     During the second quarter of 2000, Ball and ConAgra formed a joint venture food can manufacturing company,
Ball Western Can Company, LLC (Ball Western). Ball receives management fees and accounts for the results of its
50 percent-owned investment under the equity method. On December 30, 2002, ConAgra notified Ball of its desire to terminate and dissolve the Ball Western joint venture effective January 1, 2004. Ball and ConAgra are engaged in ongoing discussions to evaluate various options.
     We recently signed a multi-year contract with Abbott Laboratories' Ross Products Division (Ross), the makers of a broad range of infant formulas. Ross will exit a portion of its self-manufacturing operations in early 2003.
To accommodate this new business and convert some of our existing three-piece food can customers to two-piece cans, we are adding a new two-piece steel food can line in our Milwaukee beverage can plant capable of producing approximately 1.2 billion cans per year, as well as a new 225,000-square-foot warehouse addition. These capital additions are scheduled for completion in early 2003 and are expected to cost approximately $43 million.
     Plastic bottle sales, approximately 11 percent of segment sales in 2002, increased 21 percent from 2001 sales, which were higher than 2000 sales by 10 percent. The increase in sales in 2002, which are predominantly to water and carbonated soft drink customers, was driven by internal growth as well as the company's acquisition of
Wis-Pak Plastics, Inc. (Wis-Pak) in December 2001. Overall operating margins also improved as a result of lower energy, freight and warehousing costs, despite higher operating costs and increased freight between plants in the third quarter as a result of extremely low inventory levels. Four new plastic bottle blow-molding production lines were added to our facilities throughout 2002 to help meet the increased demand. The increase in 2001 sales compared to those in 2000 was the result of significantly higher shipments partially offset by lower selling prices. Operating margins were lower in 2001 compared to 2000 due to higher than planned freight, warehousing and utility costs, particularly on the West Coast.

International Packaging
International packaging includes the production of metal beverage container products manufactured in Europe and
Asia as well as plastic containers in Asia.
      The European metal beverage operations, which represent approximately 31 percent of the total European market, are located in Germany, the United Kingdom, France, the Netherlands and Poland. These operations were acquired by Ball on December 19, 2002. Therefore, sales and earnings included in our consolidated 2002 results were minimal. On a pro forma basis, however, sales would have been approximately $1.1 billion for the year, or
22 percent of pro forma consolidated net sales.
     Our operations in Germany are subject to packaging legislation that exempts one-way containers from a mandatory deposit fee as long as returnable containers maintain at least a 72 percent market share. After the market share dropped below this mandated level, regulators imposed a mandatory deposit fee on cans and other non-refillable containers effective January 1, 2003, although an effective container return system is not expected to be in place until October 2003, at the earliest. It is too soon to determine the long-term impact the deposit fee will have on sales in Germany, but in the interim, we have temporarily reduced production at our
German plants in response to lower demand.
     Sales in Asia, primarily within the People's Republic of China (PRC), were lower due to the sale of the general line can business and other PRC restructuring efforts that commenced in the second half of 2001. However, operating earnings improved by more than $11 million compared to 2001 due to the business consolidation actions begun in mid-2001. Both sales and operating margins in the PRC were lower in 2001 due to the weak market there as well as the business consolidation actions being taken. See the discussion under "Other Items" for information regarding our China operations.

Aerospace and Technologies
Sales in the aerospace and technologies segment were 17 percent higher than in 2001, primarily in defense and civil space operations. The increase is due to a combination of newly awarded contracts and additions to previously awarded contracts. During 2002 Ball was selected as part of a team to build NASA's James Webb Space
Telescope. The improvement in operating earnings in 2002 was primarily the result of the strong sales, which were driven by growth in our U.S. government business, and by the disposition of two unprofitable aerospace product lines in 2001. Sales in 2001 were 15 percent higher than in 2000, due in part to customer requested acceleration of certain programs into 2001 from 2002. The improvement in 2001 operating margins was due to strong sales but also included a charge to exit product lines, as well as a favorable Employee Stock Ownership Plan (ESOP)
litigation result in 2000 (both discussed in "Other Items").
     Sales to the U.S. government, either directly as a prime contractor or indirectly as a subcontractor, represented approximately 96 percent, 92 percent and 85 percent of segment sales in 2002, 2001 and 2000, respectively. Backlog for the aerospace and technologies segment at December 31, 2002 and 2001, was approximately
$497 million and $431 million, respectively. Year-to-year comparisons of backlog are not necessarily indicative of the trend of future operations.
     For additional information regarding the company's segments, see the summary of business segment information in Note 2 accompanying the consolidated financial statements.

Selling and Administrative Expenses
Selling and administrative expenses were $165.9 million, $135.6 million and $138.9 million for 2002, 2001 and
2000, respectively. Higher expenses in 2002 compared to 2001 were largely related to higher employee incentives, increased pension and medical costs and additions to environmental reserves. In addition, 401(k) plan costs previously accounted for as preferred stock dividends under the company's leveraged employee stock ownership plan that expired at the end of 2001 are included in selling and administrative costs beginning in 2002. Included in employee incentive costs were $4.7 million of higher expense associated with the company's deposit share program, which is discussed in further detail in Note 13 to the consolidated financial statements. In addition, in the third quarter we reduced our U.S. pension plan asset return assumptions to a long-term rate of 9 percent. The change in the return on pension asset assumption resulted in approximately $3.7 million higher pension expense for the year.
     Based on current assumptions, pension expense for 2003 is anticipated to increase approximately $12 million compared to 2002, a portion of which will be included in cost of sales. A further reduction of the plan asset return assumption by one half of a percentage point would result in additional expense of approximately
$2.6 million ($1.6 million after tax). Additional information regarding the company's pension plans is provided in
Note 12 accompanying the consolidated financial statements.

Interest and Taxes
Consolidated interest expense was $75.6 million in 2002 compared to $88.3 million in 2001 and $95.2 million in
2000. The decrease in 2002 from 2001 was primarily the result of lower interest rates and average borrowings. The decrease in 2001 from 2000 was also attributable to lower interest rates and average borrowings but was partially offset by lower capitalized interest.
     Ball's consolidated effective income tax rate was 35.6 percent in 2002 compared to a benefit rate of
8.6 percent for 2001 and a provision rate of 37.6 percent in 2000. Excluding the effect of business consolidation costs in 2001, Ball's effective income tax rate was approximately 35 percent for all three years. The lower benefit rate of 8.6 percent on the loss in 2001 was largely the result of nondeductible goodwill as well as unrealized capital losses included in the second quarter 2001 charge for business consolidation costs in the PRC.

Results of Equity Affiliates
Equity in the earnings of affiliates is attributable to our 50 percent ownership in packaging investments in
North America and Brazil and, to a lesser extent, an aerospace business and our minority-owned packaging investments in the PRC and Thailand. Earnings were $9.3 million in 2002 compared to earnings of $4 million in
2001 and losses of $3.9 million in 2000 with improvements reported by all joint ventures.  Our investment in
Thailand was reduced to approximately 7 percent in the fourth quarter of 2002 as a result of a sale of a portion of the company's shares, with minimal financial impact, and dilution by the investment from a new partner. The investment was accounted for under the cost method after our ownership dilution. The equity earnings improvement in 2001 from 2000 was due primarily to our operations in Brazil. Equity losses in 2000 were the result of
Brazil's losses due to the unfavorable effect of foreign currency transactions, while 2000 losses in the PRC reflected the continued effects of excess capacity in the industry, coupled with higher metal costs relative to the previous year, and the impact of business consolidation costs.

Other Items
Beginning on January 1, 2002, goodwill was no longer amortized in accordance with Statement of Financial
Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." The cessation of amortization improved 2002 net earnings by $9.1 million after tax, or 16 cents per diluted share, as compared to 2001. See further discussion in Note 8 accompanying the consolidated financial statements.
      In December 2002 Ball announced it would relocate its plastics office and research and development facility from Atlanta, Georgia, to Colorado. In connection with the relocation, we recorded a pretax charge in 2002 of
$1.6 million ($1 million after tax) for employee-related and decommissioning costs and impairment of the leasehold improvements related to a leased facility. The office relocation is expected to be completed in 2003 and the R&D facility by the end of 2004. Also in the fourth quarter of 2002, we recorded a $2.5 million after-tax charge to write off an aerospace equity investment. These charges were offset by recording $6.4 million of income
($4 million after tax) related primarily to the restructuring charge taken in 2001 for business consolidation activities for the China packaging business and the aerospace and technology business. This amount was largely the result of cash proceeds realized on assets and the release of unrequired reserves. The increase in net earnings related to the above actions was $2.3 million ($0.5 million after tax).
     We took a number of actions in 2001 to address overcapacity in the industries in which we operate and to improve production efficiencies. In June 2001 we announced a plan to exit the general line metal can business in the PRC and to further reduce our PRC beverage can manufacturing capacity by closing two plants. We have since sold the general line business, closed one beverage can plant and are in the process of relocating production equipment in China that will facilitate the closure of a second plant in 2003 and complete the restructuring plan.  Also in June 2001, we ceased operations in two commercial developmental product lines in our aerospace and technologies business. In December 2001 we closed our Moultrie, Georgia, beverage can plant. To effect these actions, pre-tax charges totaling $271.2 million ($205.2 million after tax) were recorded in 2001.
     Actions taken during 2000 resulted in a pretax charge of $83.4 million in the second quarter for packaging business consolidation and investment exit activities that have been completed. The charge included costs associated with the closure of two beverage can facilities, the elimination of a beverage can production line and the write-down to net realizable value of certain international equity investments.
     The charges recorded were based on the estimates of Ball management, actuaries and other independent parties and were developed from information available at the time. Actual outcomes may vary from the estimates, and, as required, changes, if any, have been or will be reflected in current period earnings. Additional details about our business consolidation activities and associated costs are provided in Note 4 accompanying the consolidated financial statements.
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

Subsequent Event
On February 25, 2003, the company announced it would close its Blytheville, Arkansas, metal food container plant to address decreased demand for three-piece welded cans. The plant will be closed in the second quarter of 2003 and its operations will be consolidated into the Springdale, Arkansas, plant. The business consolidation will result in a charge of approximately $2.1 million ($1.3 million after tax) including $0.7 million of employee severance and benefit costs and $1.4 million related to decommissioning costs and an impairment charge on the fixed assets. These actions are not expected to have a significant impact on the ongoing financial results of the operations.

New Accounting Pronouncements
For information regarding recent accounting pronouncements, see Note 1 to the consolidated financial statements.

Financial Condition, Liquidity and Capital Resources
Cash flows from operating activities were $452.3 million in 2002 compared to $320.8 million in 2001 and
$176.5 million in 2000. The increase in 2002 from 2001 includes the working capital effects of higher accrued employee incentive costs, higher taxes currently payable and higher year-end trade accounts payable. The cash outflow for the acquisition of Ball Packaging Europe in 2002 is net of acquired cash of approximately $145.4 million, which includes approximately $134 million for an accrued withholding tax obligation paid out in early
January 2003. The increase in cash flows from operating activities from 2000 to 2001 was due to planned inventory reductions and lower accounts receivable, partially offset by a decrease in accounts payable.
     Free cash flow is the cash generated from operations reduced by capital spending, excluding acquisitions of previously leased assets. We focus on increasing free cash flow as an element in our effort to achieve our primary objective of maximizing shareholder value as well as to evaluate strategic investment opportunities and our ability to service and incur debt.

     Our consolidated statements of cash flows are summarized as follows:

($ in millions)                                                        2002               2001              2000
                                                                   ------------       ------------      ------------

Operating cash flows                                                 $   452.3          $   320.8         $   176.5
Capital spending                                                        (158.4)             (68.5)            (98.7)
                                                                   ------------       ------------      ------------
   Free cash flow                                                        293.9              252.3              77.8
                                                                   ------------       ------------      ------------

Business acquisitions                                                   (813.8)             (27.4)              -
Acquisitions of previously leased assets                                 (43.1)             (50.5)              -
Long-term borrowings                                                   1,300.5                -                 -
Debt repayments                                                         (441.7)             (62.3)            (48.0)
Debt issuance costs                                                      (28.1)               -                 -
Share repurchases, net of issuances                                      (69.1)             (53.8)            (60.9)
Common and preferred dividends                                           (20.4)             (20.4)            (21.6)
Other                                                                     (2.1)              19.6              42.5
                                                                   ------------       ------------      ------------
   Net change in cash and cash equivalents                           $   176.1          $    57.5         $   (10.2)
                                                                   ============       ============      ============

      Major capital projects in 2002 included the addition of four plastic bottle blow molding production lines in three different plants and a two-piece steel food can line in our Milwaukee beverage plant. Capital expenditures are expected to be approximately $200 million in 2003, including $40 million for Ball Packaging
Europe.
      Cash payments required for debt maturities and rental payments under noncancellable operating leases in effect at December 31, 2002, are $92.9 million, $89.9 million, $86.5 million, $374.7 million and $173 million for the years 2003 through 2007, respectively, and $1,205.2 million combined for all years thereafter.
     Debt at December 31, 2002, increased $916.9 million to $1,981 million from $1,064.1 million at year-end
2001, while cash and cash equivalents increased by $176.1 million. The increase in debt was primarily due to the additional borrowings in connection with the acquisition of Ball Packaging Europe. The increase in cash was largely due to cash included in the opening balance sheet of Ball Packaging Europe. Consolidated net debt to capitalization increased to 77.5 percent at December 31, 2002, from 65.6 percent at year-end 2001. Capitalization is defined as the total of net debt, minority interests and shareholders' equity, the latter of which decreased at December 31, 2002, due in part to the repurchase of common shares and the recognition of additional minimum pension liability adjustments for certain of our pension plans. Net debt is total debt less cash and cash equivalents. The pension adjustments, which were necessary due to the use of a lower discount rate and poor stock market performance causing lower than expected pension plan asset performance, resulted in an $85.9 million increase in long-term liabilities and a $99.2 million after-tax reduction of shareholders' equity in the consolidated balance sheet.
     In connection with the acquisition of Ball Packaging Europe, we refinanced approximately $389 million of our existing debt and, as a result, recorded an extraordinary after-tax charge from the early extinguishment of debt of $3.2 million (6 cents per diluted share). The acquisition and the refinancing, included related costs, were financed with the placement of $300 million in 6.875% senior notes due 2012 and borrowings under new long-term multi-currency senior credit facilities of $350 million, €500 million and £79 million (approximately $1.1 billion in total).
     Ball has offered to exchange the 6.875% notes with the terms of the new notes being substantially the same in all respects to the terms of the notes for which they will be exchanged except that the new notes will be registered under the Securities Act of 1933, as amended.
     A receivables sales agreement provides for the ongoing, revolving sale of a designated pool of trade accounts receivable of Ball's U.S. packaging operations. In June 2002 the designated pool of receivables was increased to provide for sales of up to $178.5 million from the previous amount of $125 million. Net funds received from the sale of the accounts receivable totaled $122.5 million at December 31, 2002 and 2001, and are reflected as a reduction of accounts receivable in the consolidated balance sheet.
     Ball Packaging Europe also sells a portion of its trade accounts receivable as part of an asset backed securitization program that does not qualify as off-balance sheet financing under the provisions of SFAS No. 140.
As a result, the receivables sold under this program are included in trade accounts receivable and the related liability is included in short-term debt on the consolidated balance sheet. Net funds received from the sale of the accounts receivable under this program totaled $20.9 million at December 31, 2002.
     At December 31, 2002, approximately $309 million was available under the revolving credit facility portions of the new multi-currency senior credit facilities. Ball Asia Pacific Holdings Limited and its consolidated subsidiaries had non-recourse short-term uncommitted credit facilities of approximately $80 million at the end of the year, of which $47 million was outstanding.
     The company was not in default of any loan agreement at December 31, 2002, and has met all payment obligations. The U.S. note agreements, bank credit agreement and industrial development revenue bond agreements contain certain restrictions relating to dividends, investments, financial ratios, guarantees and the incurrence of additional indebtedness.
     Additional details about the company's receivables sales agreement and debt are available in Notes 5 and 9, respectively, accompanying the consolidated financial statements.
     Annual cash dividends paid on common stock were 36 cents per share in 2002 and 30 cents per share in each of
2001 and 2000.

Financial Instruments and Risk Management
In the ordinary course of business, we employ established risk management policies and procedures to reduce our exposure to commodity price changes, changes in interest rates, fluctuations in foreign currencies and fluctuations in prices of the company's common stock in regard to the common share repurchase program. Although the instruments utilized involve varying degrees of credit and interest risk, the counter parties to the agreements are financial institutions, which are expected to perform fully under the terms of the agreements.
     We have estimated our market risk exposure using sensitivity analysis. Market risk exposure has been defined as the changes in fair value of a derivative instrument assuming a hypothetical 10 percent adverse change in market prices or rates. The results of the sensitivity analysis are summarized below. Actual changes in market prices or rates may differ from hypothetical changes.

Commodity Price Risk
We manage our commodity price risk in connection with market price fluctuations of aluminum primarily by entering into can and end sales contracts, which include aluminum-based pricing terms that consider price fluctuations under our commercial supply contracts for aluminum purchases. The terms include "band" pricing where there is an upper and lower limit, a fixed price or only an upper limit to the aluminum component pricing. This matched pricing affects substantially all of our North American metal beverage packaging net sales. We also, at times, use certain derivative instruments such as option and forward contracts as cash flow hedges of commodity price risk.
     Considering the effects of derivative instruments, the market's ability to accept price increases and the company's commodity price exposures to aluminum, a hypothetical 10 percent adverse change in the company's aluminum prices could have an estimated $3 million after-tax reduction of net earnings over a one year period.
Actual results may vary based on actual changes in market prices and rates.
     Steel can sales contracts incorporate annually negotiated metal costs, and plastic container sales contracts include provisions to pass through resin cost changes. As a result, we believe we have minimal, if any, exposure related to changes in the costs of these commodities.

Interest Rate Risk
Our objective in managing exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we use a variety of interest rate swaps, collars and options to manage our mix of floating and fixed-rate debt. Interest rate instruments held by the company at December 31, 2002 and 2001, included pay-floating and pay-fixed interest rate swaps and interest rate caps. Pay-fixed swaps effectively convert variable rate obligations to fixed rate instruments. Pay-floating swaps effectively convert fixed-rate obligations to variable rate instruments. Swap agreements expire at various times up to four years.
     Based on our interest rate exposure at December 31, 2002, assumed floating rate debt levels throughout 2003 and the effects of derivative instruments, a 100 basis point increase in interest rates could have an estimated
$6 million after-tax reduction of net earnings over a one-year period. Actual results may vary based on actual changes in market prices and rates and the timing of these changes.

Foreign Currency Exchange Rate Risk
Our objective in managing exposure to foreign currency fluctuations is to protect foreign cash flow and reduce earnings volatility associated with foreign exchange rate changes through the use of cash flow hedges. Our primary foreign currency risk exposures result from the strengthening of the U.S. dollar against the European euro, British pound, Canadian dollar and Chinese renminbi. We face currency exposures in our global operations as a result of maintaining U.S. dollar debt and payables in foreign countries. We use forward contracts to manage our foreign currency exposures and, as a result, gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets and liabilities.
     Considering the company's derivative financial instruments outstanding at December 31, 2002, and the currency exposures, a hypothetical 10 percent reduction in foreign currency exchange rates compared to the U.S.
dollar could have an estimated $24 million after-tax reduction of net earnings over a one-year period if the company is unable to pass along these increases to its customers. Actual changes in market prices or rates may differ from hypothetical changes.

Common Share Repurchase Program
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
     In 2001 we entered into a forward share repurchase agreement to purchase shares of the company's common stock. Under this agreement, we purchased 736,800 shares in January 2002 an average price of $33.58 per share;
313,400 shares in April 2002 at an average price of $38.95 per share; 195,600 shares in July 2002 at an average price of $45.49 per share and 189,900 shares in December 2002 at an average price of $45.67 per share.

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
     The company produces satellites and space instrumentation for, among others, NASA and the scientific community. The company also produces navigation and cryogenic equipment that are standard equipment on every space shuttle mission. At this time, the company anticipates minimal effect on its results from the loss of the space shuttle Columbia on February 1, 2003.
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

Forward-Looking Statements
The company has made or implied certain forward-looking statements in this annual report which are made as of the end of the time frame covered by this report. These forward-looking statements represent the company's goals and could vary materially from those expressed or implied. From time-to-time we also provide oral or written forward-looking statements in other materials we release to the public. As time passes, the relevance and accuracy of forward-looking statements may change. Some factors that could cause the company's actual results or outcomes to differ materially from those discussed in the forward-looking statements include, but are not limited to: fluctuation in customer growth and demand, particularly during the months when the demand for metal beverage beer and soft drink cans is heaviest; product introductions; insufficient production capacity; overcapacity in foreign and domestic metal and plastic container industry production facilities and its impact on pricing and financial results; lack of productivity improvement or production cost reductions; the weather; fruit, vegetable and fishing yields; power and natural resource costs; difficulty in obtaining supplies and energy, such as gas and electric power; shortages in and pricing of raw materials, particularly resin, steel and aluminum and the ability or inability to include or pass on to customers changes in raw material costs; changes in the pricing of the company's products and services; competition in pricing and the possible decrease in, or loss of, sales resulting therefrom; loss of profitability and plant closures; insufficient or reduced cash flow; transportation costs; the inability to continue the purchase of the company's common shares; the ability to obtain adequate credit resources for foreseeable financing requirements of the company's businesses and to satisfy the resulting credit obligations; regulatory action or federal and state legislation including mandated corporate governance and financial reporting laws; the German mandatory deposit or other restrictive packaging legislation such as recycling laws; increases in interest rates, particularly on floating rate debt of the company; labor strikes;
increases in various employee benefits and labor costs, specifically pension, medical and health care costs incurred in the countries in which Ball has operations; rates of return projected and earned on assets of the company's defined benefit retirement plans; boycotts; litigation; antitrust, intellectual property, consumer and other issues; maintenance and capital expenditures; goodwill impairment; the effect of LIFO accounting on earnings; changes in generally accepted accounting principles or their interpretation; local economic conditions;
the authorization, funding and availability of government contracts and the nature and continuation of those contracts and related services provided thereunder; technical uncertainty associated with performance of aerospace and technologies segment contracts; the ability to promptly invoice and collect accounts receivable from customers, particularly from governmental agencies; international business and market risks such as the devaluation of international currencies; pricing and ability or inability to sell scrap associated with the production of metal containers; international business risks (including foreign exchange rates) in the United
States, Europe and particularly in developing countries such as China and Brazil; foreign exchange rate of the
U.S. dollar against the European euro, British pound, Polish zloty, Hong Kong dollar, Canadian dollar, Chinese renminbi and Brazilian real; terrorist activity or war that disrupts the company's production, supply, or pricing of raw materials used in the production of the company's goods and services, including increased energy costs, and/or disrupts the ability of the company to obtain adequate credit resources for the foreseeable financing requirements of the company's businesses; and successful or unsuccessful acquisitions, joint ventures or divestitures and the integration activities associated therewith, including the integration and operation of the business of Schmalbach-Lubeca GmbH, now known as Ball Packaging Europe.  If the company is unable to achieve its goals, then the company's actual performance could vary materially from those goals expressed or implied in the forward-looking statements.  The company does not intend to publicly update forward-looking statements except as it deems necessary at quarterly or annual earnings reports.  You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports to the Securities and Exchange
Commission.

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
     In fulfilling its responsibility for the integrity of financial information, management maintains and relies upon a system of internal controls which is designated to provide reasonable assurance that assets are safeguarded from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and that transactions are properly recorded to permit the preparation of reliable financial statements in all material respects. To assure the continuing effectiveness of the system of internal controls and to maintain a climate in which such controls can be effective, management establishes and communicates appropriate written policies and procedures; selects, trains and develops qualified personnel; maintains an organizational structure that provides defined lines of responsibility, appropriate delegation of authority and segregation of duties; and maintains a continuous program of internal audits with appropriate management follow-up. Company policies concerning use of corporate assets and conflicts of interest, which require employees to maintain the highest ethical and legal standards in their conduct of the company's business, are important elements of the internal control system.
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

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of shareholders' equity and comprehensive earnings present fairly, in all material respects, the financial position of Ball Corporation and its subsidiaries at December 31, 2002, and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     As discussed in Note 12 to the consolidated financial statements, the company changed the measurement date for determining the fair value of pension plan assets and plan obligations from September 30 to December 31.

PricewaterhouseCoopers LLP
Denver, Colorado
January 21, 2003

Consolidated Statements of Earnings
Ball Corporation and Subsidiaries

                                                                                     Years ended December 31,
                                                                          -------------------------------------------------
($ in millions, except per share amounts)                                      2002              2001              2000

---------------------------------------------------------------------------------------------------------------------------
Net sales                                                                   $ 3,858.9         $ 3,686.1         $ 3,664.7
---------------------------------------------------------------------------------------------------------------------------

Costs and expenses
   Cost of sales (excluding depreciation and amortization)                    3,230.4           3,142.2           3,067.1
   Depreciation and amortization (Notes 7 and 8)                                149.2             152.5             159.1
   Business consolidation costs and other (Note 4)                               (2.3)            271.2              76.4
   Selling and administrative                                                   165.9             135.6             138.9
   Receivable securitization fees and other (Note 5)                              4.7              10.0              14.1
                                                                          -------------     -------------     -------------
                                                                              3,547.9           3,711.5           3,455.6
---------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before interest and taxes                                       311.0             (25.4)            209.1
---------------------------------------------------------------------------------------------------------------------------

Interest expense (Note 9)                                                        75.6              88.3              95.2
                                                                          -------------     -------------     -------------

Earnings (loss) before taxes                                                    235.4            (113.7)            113.9
Tax provision (Note 11)                                                         (83.9)              9.7             (42.8)
Minority interests                                                               (1.5)              0.8               1.0
Equity in results of affiliates                                                   9.3               4.0              (3.9)
                                                                          -------------     -------------     -------------
Earnings (loss) before extraordinary item                                       159.3             (99.2)             68.2
   Extraordinary loss from early debt extinguishment, net of tax                 (3.2)              -                 -
                                                                          -------------     -------------     -------------
Net earnings (loss)                                                             156.1             (99.2)             68.2
   Preferred dividends, net of tax                                                -                (2.0)             (2.6)

---------------------------------------------------------------------------------------------------------------------------
Earnings (loss) attributable to common shareholders                         $   156.1         $  (101.2)        $    65.6
---------------------------------------------------------------------------------------------------------------------------

Basic earnings (loss) per share (Note 14)
   Basic earnings (loss) per share before extraordinary item                $    2.83         $ (1.85)(a)       $  1.13(a)
   Extraordinary loss from early debt extinguishment, net of tax                (0.06)             -                 -
                                                                          --------------    -------------     -------------
   Basic earnings (loss) per share                                          $    2.77         $ (1.85)(a)       $  1.13(a)
                                                                          ==============    =============     =============

Diluted earnings (loss) per share (Note 14)
   Diluted earnings (loss) per share before extraordinary item              $    2.77         $ (1.85)(a)       $  1.07(a)
   Extraordinary loss from early debt extinguishment, net of tax                (0.06)             -                 -
                                                                          --------------    -------------     -------------
   Diluted earnings (loss) per share                                        $    2.71         $ (1.85)(a)       $  1.07(a)
                                                                          ==============    =============     =============

(a) Per share amounts have been retroactively restated for the two-for-one stock split discussed in Note 13.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets
Ball Corporation and Subsidiaries

                                                                                                 December 31,
                                                                                         ------------------------------
($ in millions)                                                                              2002             2001
                                                                                         -------------    -------------

Assets
Current assets
   Cash and cash equivalents                                                               $   259.2        $    83.1
   Receivables, net (Note 5)                                                                   345.9            172.0
   Inventories, net (Note 6)                                                                   552.5            449.3
   Deferred taxes and prepaid expenses (Note 11)                                                66.9             89.1
                                                                                         -------------    -------------
     Total current assets                                                                    1,224.5            793.5

Property, plant and equipment, net (Note 7)                                                  1,445.9            904.4
Goodwill (Notes 3, 4 and 8)                                                                  1,148.1            357.8
Other assets (Notes 3, 4 and 8)                                                                313.9            257.9
                                                                                         -------------    -------------
     Total Assets                                                                          $ 4,132.4        $ 2,313.6
                                                                                         =============    =============

Liabilities and Shareholders' Equity
Current liabilities
   Short-term debt and current portion of long-term debt (Note 9)                          $   127.0        $   115.0
   Accounts payable                                                                            439.6            258.5
   Accrued employee costs                                                                      147.1             91.0
   Income taxes payable                                                                         54.1              -
   Other current liabilities                                                                   301.1            110.2
                                                                                         -------------    -------------
     Total current liabilities                                                               1,068.9            574.7

Long-term debt (Note 9)                                                                      1,854.0            949.1
Employee benefit obligations (Note 12)                                                         646.5            235.0
Deferred taxes and other liabilities (Note 11)                                                  64.5             41.0
                                                                                         -------------    -------------
     Total liabilities                                                                       3,633.9          1,799.8
                                                                                         -------------    -------------

Contingencies (Note 18)
Minority interests                                                                               5.6              9.7
                                                                                         -------------    -------------

Shareholders' Equity (Note 13)
   Common stock (77,200,656 shares issued - 2002;
     75,707,774 shares issued - 2001) (a)                                                      514.5            478.9
   Retained earnings                                                                           562.0            410.0
   Accumulated other comprehensive loss                                                       (138.3)          (43.7)
   Treasury stock, at cost (20,455,296 shares - 2002;
     17,890,596 shares - 2001) (a)                                                            (445.3)          (341.1)
                                                                                         -------------    -------------
     Total shareholders' equity                                                                492.9            504.1
                                                                                         -------------    -------------
     Total Liabilities and Shareholders' Equity                                            $ 4,132.4        $ 2,313.6
                                                                                         =============    =============

(a) Share amounts at December 31, 2001, have been retroactively restated for the two-for-one stock split discussed in Note 13.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows
Ball Corporation and Subsidiaries

                                                                                Years ended December 31,
                                                                     ------------------------------------------------
($ in millions)                                                          2002              2001             2000
                                                                     -------------     -------------    -------------

Cash Flows from Operating Activities
Net earnings (loss)                                                    $  156.1          $ (99.2)         $  68.2
Noncash charges to net earnings:
   Depreciation and amortization                                          149.2            152.5            159.1
   Business consolidation costs and other, net of related
     equity and minority interest effects                                   2.1            268.7             81.3
   Extraordinary loss from early debt extinguishment                        5.2              -                -
   Deferred taxes                                                          30.7              2.5              9.8
   Contributions to defined benefit plans                                 (56.4)           (57.8)           (22.7)
   Other, net                                                              13.1             11.2             10.9
Working capital changes, excluding effects of
   acquisitions:
   Receivables                                                             35.2             33.9             (9.8)
   Inventories                                                             12.4            155.8            (73.8)
   Accounts payable                                                        37.8            (71.8)           (12.5)
   Accrued salaries and wages                                              37.9            (37.9)            15.1
   Income taxes payable                                                    35.1            (12.1)             9.3
   Other, net                                                              (6.1)           (25.0)           (58.4)
                                                                     -------------     -------------    -------------
       Net cash provided by operating activities                          452.3            320.8            176.5
                                                                     -------------     -------------    -------------

Cash Flows from Investing Activities
   Additions to property, plant and equipment                            (158.4)           (68.5)           (98.7)
   Business acquisitions (Note 3)                                        (813.8)           (27.4)             -
   Acquisitions of previously leased assets                               (43.1)           (50.5)             -
   Incentive loan receipts and other, net                                  (5.9)            23.5             46.2
                                                                     -------------     -------------    -------------
       Net cash used in investing activities                           (1,021.2)          (122.9)           (52.5)
                                                                     -------------     -------------    -------------

Cash Flows from Financing Activities
   Long-term borrowings                                                 1,300.5              -                -
   Repayments of long-term borrowings                                    (440.4)           (52.0)           (50.9)
   Change in short-term borrowings                                         (1.3)           (10.3)             2.9
   Debt issuance costs                                                    (28.1)             -                -
   Common and preferred dividends                                         (20.4)           (20.4)           (21.6)
   Proceeds from issuance of common stock under
     various employee and shareholder plans                                35.0             32.1             30.7
   Acquisitions of treasury stock                                        (104.1)           (85.9)           (91.6)
   Other, net                                                               0.2             (3.9)            (3.7)
                                                                     -------------     -------------    -------------
       Net cash provided by (used in) financing activities                741.4           (140.4)          (134.2)
                                                                     -------------     -------------    -------------

Effect of exchange rate changes on cash                                     3.6              -                -

Net Change in Cash and Cash Equivalents                                   176.1             57.5            (10.2)
Cash and Cash Equivalents - Beginning of Year                              83.1             25.6             35.8
                                                                     -------------     -------------    -------------
Cash and Cash Equivalents - End of Year                                $  259.2          $  83.1          $  25.6
                                                                     =============     =============    =============

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Earnings
Ball Corporation and Subsidiaries

                                                         Number of Shares                        Years ended December 31,
                                                          (in thousands)                             ($ in millions)
                                                 2002           2001           2000           2002           2001           2000
                                              ----------     ----------     ----------     ----------     ----------     ----------

Series B ESOP Convertible
  Preferred Stock
   Balance, beginning of year                       -           1,454         1,530         $   -          $  53.4        $  56.2
   Shares converted or retired                      -          (1,454)          (76)            -            (53.4)          (2.8)
                                              ----------     ----------     ----------     ----------     ----------     ----------
   Balance, end of year                             -              -          1,454         $   -          $   -          $  53.4
                                              ==========     ==========     ==========     ==========     ==========     ==========

Unearned Compensation - ESOP
   Balance, beginning of year                                                               $   -          $(10.6)        $ (20.5)
   Amortization                                                                                 -            10.6             9.9
                                                                                           ----------     ----------     ----------
   Balance, end of year                                                                     $   -          $  -           $ (10.6)
                                                                                           ==========     ==========     ==========

Common Stock (a)
   Balance, beginning of year                   75,708         73,546        71,700         $ 478.9        $ 443.9        $ 413.0
   Shares issued for stock options and
     other employee and shareholder stock
     plans less shares exchanged, and other
                                                 1,493          2,162         1,846            35.6           35.0           30.9
                                              ----------     ----------     ----------     ----------     ----------     ----------
   Balance, end of year                         77,201         75,708        73,546         $ 514.5        $ 478.9        $ 443.9
                                              ==========     ==========     ==========     ==========     ==========     ==========

Retained Earnings
   Balance, beginning of year                                                               $ 410.0        $ 529.3        $ 481.2
   Net earnings (loss)                                                                        156.1          (99.2)          68.2
   Common dividends                                                                           (20.4)         (16.5)         (17.5)
   Tax benefit from option exercises                                                           16.3            -              -
   Preferred dividends, net of tax                                                              -             (2.0)          (2.6)
   ESOP/treasury stock conversion                                                               -             (1.6)           -
                                                                                           ----------     ----------     ----------
   Balance, end of year                                                                     $ 562.0        $ 410.0        $ 529.3
                                                                                           ==========     ==========     ==========

Treasury Stock (a)
   Balance, beginning of year                  (17,890)       (17,448)        (12,066)      $(341.1)       $(303.9)       $(212.3)
   Shares reacquired                            (2,565)        (3,566)         (5,382)       (104.2)         (85.9)         (91.6)
   ESOP/treasury stock conversion                   -           3,124              -            -             48.7            -
                                              ----------     ----------     ----------     ----------     ----------     ----------
   Balance, end of year                        (20,455)       (17,890)        (17,448)      $(445.3)       $(341.1)       $(303.9)
                                              ==========     ==========     ==========     ==========     ==========     ==========

(a)  Share amounts in 2001 and 2000 have been retroactively restated for the two-for-one stock split discussed in Note 13.

                                                                           Years ended December 31,
                                            ------------------------------------------------------------------------------------
($ in millions)                                         2002                        2001                        2000
                                            ---------------------------- --------------------------- ---------------------------
                                                            Accumulated                 Accumulated                 Accumulated
                                                               Other                       Other                       Other
                                            Comprehensive  Comprehensive Comprehensive Comprehensive Comprehensive Comprehensive
                                              Earnings         Loss        Earnings        Loss        Earnings        Loss
                                            -------------- ------------- ------------- ------------- ------------- -------------

Comprehensive Earnings (Loss)
   Balance, beginning of year                                $ (43.7)                   $ (29.7)                    $ (26.7)
   Net earnings (loss)                        $ 156.1                     $ (99.2)                    $  68.2
                                            --------------               -------------               -------------
   Foreign currency translation adjustment        7.0                        (2.1)                       (3.2)
   Minimum pension liability adjustment,        (99.2)                       (3.8)                        0.2
     net of tax
   Effective financial derivatives (Note 15)     (2.4)                       (8.1)                        -
                                            --------------               -------------               -------------
   Other comprehensive loss                     (94.6)         (94.6)       (14.0)        (14.0)         (3.0)         (3.0)
                                            --------------               -------------               -------------
   Comprehensive earnings (loss)                 61.5                     $(113.2)                    $  65.2
                                            ============== ------------- ============= ------------- ============= -------------
   Balance, end of year                                      $(138.3)                   $ (43.7)                    $ (29.7)
                                                           =============               =============               =============

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
Ball Corporation and Subsidiaries

1.  Significant and Critical Accounting Policies

Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the accounts of Ball Corporation and its controlled subsidiaries
(collectively, Ball, the company, we or our). Investments in 20 percent through 50 percent-owned affiliates are accounted for by the equity method where Ball does not control, but exercises significant influence over, operating and financial affairs. Otherwise, investments are included at cost. Significant intercompany transactions are eliminated. The results of subsidiaries and equity affiliates in Asia are reflected in the consolidated financial statements on a one-month lag.

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

Revenue Recognition
Sales of products in the packaging segments are recognized when delivery has occurred and title has transferred, there is persuasive evidence of an agreement or arrangement, the price is fixed and determinable, and collection is reasonably assured. In the case of long-term contracts within the aerospace and technologies segment, sales are recognized under the cost-to-cost, percentage-of-completion method. Certain U.S. government contracts contain profit incentives based upon technical and cost performance relative to predetermined targets. Profit incentives are recorded when there is sufficient information to assess anticipated contract performance. Provision for estimated contract losses, if any, is made in the period that such losses are determined.

Cash Equivalents
Cash equivalents have original maturities of three months or less.

Derivative Financial Instruments
The company uses derivative financial instruments for the purpose of hedging exposures to fluctuations in interest rates, foreign currency exchange rates, raw materials purchasing and the common share repurchase program. As required under the guidelines of Statement of Financial Accounting Standards (SFAS) No. 133, all of
the company's derivative instruments are recorded in the consolidated balance sheet at fair value. For a derivative designated as a fair value hedge of a recognized asset or liability, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive loss and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss associated with a cash flow hedge is reported in earnings immediately.
     Realized gains and losses from hedges are classified in the income statement consistent with the accounting treatment of the item being hedged. Gains and losses upon the early termination of effective derivative contracts are deferred in other comprehensive earnings and amortized to earnings in the same period as the originally hedged items affect earnings.

Inventories
Inventories are stated at the lower of cost or market. The cost of the aluminum component of U.S. metal beverage container inventories and substantially all inventories within the U.S. metal food container business is determined using the last-in, first-out (LIFO) method of accounting. The cost of remaining inventories is determined using the first-in, first-out (FIFO) method.

Depreciation and Amortization
Depreciation and amortization is provided using the straight-line method in amounts sufficient to amortize the cost of the assets over their estimated useful lives (buildings and improvements - 15 to 40 years; machinery and equipment - 5 to 15 years; other intangible assets - approximately 7.5 years, weighted average). Through the end of 2001, goodwill was amortized using the straight-line method over 40 years. However, in accordance with
SFAS No. 142 (discussed further in the "New Accounting Pronouncements" section) beginning on January 1, 2002, goodwill is no longer amortized. The company evaluates long-lived assets, including goodwill and other intangible
asset.s, in accordance with the guidelines of SFAS No. 142 and SFAS No. 144 (discussed further in the "New
Accounting Pronouncements" section).
     Deferred financing costs are amortized over the terms of the related facilities and the associated expense is reported as part of interest expense.

Taxes on Income
Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each balance sheet date, based upon enacted income tax laws and tax rates. Income tax expense or benefit is provided based on earnings reported in the financial statements.
The provision for income tax expense or benefit differs from the amounts of income taxes currently payable because certain items of income and expense included in the consolidated financial statements are recognized in different time periods by taxing authorities. Deferred tax assets and operating loss, capital loss and tax credit carryforwards are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that any portion of these tax attributes will not be realized.

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

Stock-Based Compensation
Ball has a variety of restricted stock and stock option plans. With the exception of the company's deposit share program, which is accounted for as a variable plan and is discussed in Note 13, the compensation cost associated with restricted stock grants is calculated using the fair value at the date of grant and amortized over the restriction period. Expense related to stock options is calculated using the intrinsic value method under the guidelines of Accounting Principles Board (APB) Opinion No. 25, and is therefore not included in the consolidated statements of earnings. Ball's earnings as reported include after-tax stock-based compensation of $4.2 million,
$2.4 million and $1 million for the years ended December 31, 2002, 2001 and 2000, respectively. If the fair value based method had been used, after-tax stock-based compensation would have been $8 million, $6 million and
$3.6 million for the same three periods, respectively. Further details regarding the expense calculated under the fair value based method are provided in Note 13.

New Accounting Pronouncements
In December 2002 the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based
Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123." SFAS No. 148 amends
SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement became effective for Ball at the end of 2002. The company is not adopting the voluntary accounting changes of SFAS No. 123. See Note 13 for the required disclosures under SFAS Nos. 123 and 148.
     In May 2002 the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, amendment of
FASB Statement No. 13, and Technical Corrections as of April 2002." This statement affects Ball primarily in its rescission of SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," which required all such gains and losses be reported as extraordinary items. Under SFAS No. 145, these items are to be reported as extraordinary items only if they meet the requirements established under APB Opinion No. 30. This statement is not effective for Ball until 2003 but will require that amounts previously reported as extraordinary items be reevaluated in accordance with APB No. 30 and reclassified as appropriate.  In 2002 Ball recognized a $3.2 million after-tax charge for early debt extinguishment. In 2003 this charge will be reclassified for comparative purposes under the guidelines of SFAS No. 145 to reflect $5.2 million more interest expense and a $2 million lower provision for income taxes in the fourth quarter than was reported in 2002.
     In June 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal
Activities," which is effective for Ball in 2003 on a prospective basis. The statement supersedes Emerging Issues
Task Force (EITF) Issue No. 94-3 and revises the definition of the incurrence and timing of a liability associated with an exit or disposal activity not related to a newly acquired entity. This statement had no impact on our consolidated financial statements.
     In August 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived
Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived
Assets to Be Disposed Of." Ball adopted this statement effective January 1, 2002; there was no impact upon adoption.
     The FASB recently issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other
Intangible Assets." SFAS No. 141 requires that the purchase method be used for business combinations. Its provisions became effective for acquisitions after June 30, 2001. SFAS No. 142 establishes accounting guidelines for intangible assets acquired outside of a business combination. It also addresses how goodwill and other intangible assets are to be accounted for after initial recognition in the financial statements. In general goodwill and certain intangible assets are no longer amortized but are tested periodically for impairment.
Resulting write-downs, if any, are recognized in the statement of earnings. The adoption of this statement on
January 1, 2002, did not result in any impairment charges. The cessation of goodwill amortization in 2002 increased net earnings by $9.1 million (16 cents per diluted share) compared to 2001 net earnings.
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
     The EITF reached a consensus on a portion of Issue No. 00-10, "Accounting for Shipping and Handling Fees and
Costs," which requires companies to report shipping and handling fees and costs as a component of cost of sales.
The effect of this guidance resulted in offsetting increases in net sales and cost of sales in the consolidated statement of earnings and accompanying notes. Reclassifications of $126.9 million were reflected in 2000 for comparative purposes.

2.  Business Segment Information
Ball's operations are organized along its product lines and, subsequent to the acquisition of a European beverage can manufacturing business in December 2002, include three segments - North American packaging, international packaging and aerospace and technologies. We have investments in all three segments that are accounted for under the equity method, and, accordingly, those results are not included in segment earnings or assets.
Reclassifications have been made to prior-year segment information for comparative purposes. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. See
Notes 3 and 4 for information regarding transactions affecting segment results.

North American Packaging
North American packaging consists of operations in the U.S. and Canada, which manufacture metal and PET
(polyethylene terephthalate) plastic containers, primarily for use in beverage and food packaging.

International Packaging
International packaging, with operations in several countries in Europe and the PRC, includes the manufacture and sale of metal beverage container products in Europe and Asia, as well as plastic containers in Asia.

Aerospace and Technologies
Aerospace and technologies includes defense systems, civil space systems and commercial space operations.

Major Customers
Packaging sales to Miller Brewing Company represented approximately 15 percent of net sales in 2002, 16 percent in 2001 and 15 percent in 2000. Sales to PepsiCo, Inc., and affiliates represented approximately 11 percent,
13 percent and 14 percent of consolidated net sales in 2002, 2001 and 2000, respectively. Sales to the Coca-Cola
Company and affiliates represented 8 percent of consolidated net sales in 2002, 7 percent in 2001 and 11 percent in 2000. Sales to all bottlers of Pepsi-Cola and Coca-Cola branded beverages comprised approximately 32 percent of consolidated net sales in 2002, 31 percent in 2001 and 35 percent in 2000. Sales to various U.S. government agencies by the aerospace and technologies segment, either as a prime contractor or as a subcontractor, represented approximately 12 percent of consolidated net sales in 2002, 10 percent in 2001 and 9 percent in 2000.
     Financial data segmented by geographic area are provided below.

Summary of Net Sales by Geographic Area

($ in millions)                                           U.S.           Other (a)      Consolidated
                                                      ------------     ------------     ------------
   2002                                                $ 3,473.2        $ 385.7          $ 3,858.9
   2001                                                  3,264.3          421.8            3,686.1
   2000                                                  3,195.9          468.8            3,664.7

Summary of Long-Lived Assets(b) by Geographic Area

($ in millions)                          U.S.           Germany            PRC            Other (c)      Consolidated
                                     ------------     ------------     ------------     ------------     ------------

   2002                               $ 1,717.7        $ 1,017.0        $ 119.3          $  53.9          $ 2,907.9
   2001                                 1,351.9              -            123.0             45.2            1,520.1
   2000                                 1,565.5              -            301.8           (186.8)           1,680.5

(a)  Includes the company's net sales in the PRC, Canada and European countries, none of which was significant, intercompany eliminations and other.
(b)  Long-lived assets primarily consist of property, plant and equipment, goodwill and other intangible assets.
(c)  Includes the company's long-lived assets in Canada and certain European countries, none of which was significant, intercompany eliminations and other.

Summary of Business by Segment

($ in millions)                                                           2002             2001             2000
                                                                      ------------     ------------     ------------
Net Sales
North American metal beverage                                           $2,254.8         $2,186.3         $2,255.3
North American metal food                                                  625.5            625.3            576.4
North American plastic containers                                          355.2            292.7            265.7
                                                                      ------------     ------------     ------------
   Total North American packaging                                        3,235.5          3,104.3          3,097.4

Europe metal beverage (Note 3)                                              11.1             -                -
Asia metal beverage and plastic containers                                 121.1            162.9            204.3
                                                                      ------------     ------------     ------------
   Total international packaging                                           132.2            162.9            204.3

Aerospace and technologies                                                 491.2            418.9            363.0
                                                                      ------------     ------------     ------------
   Consolidated net sales                                               $3,858.9         $3,686.1         $3,664.7
                                                                      ============     ============     ============

Consolidated Earnings
North American packaging                                                $  297.2         $  247.3         $  280.4
Business consolidation costs and other (Note 4)                             (2.3)           (24.7)           (40.3)
                                                                      ------------     ------------     ------------
   Total North American packaging                                          294.9            222.6            240.1
                                                                      ------------     ------------     ------------

International packaging                                                      4.1             (6.0)        $   (2.0)
Business consolidation costs and other (Note 4)                              5.1           (232.7)           (43.1)
                                                                      ------------     ------------     ------------
   Total international packaging                                             9.2           (238.7)           (45.1)
                                                                      ------------     ------------     ------------

Aerospace and technologies                                                  39.4             31.5             29.0
Business consolidation costs and other (Note 4)                             (0.5)           (13.8)             7.0
                                                                      ------------     ------------     ------------
   Total aerospace and technologies                                         38.9             17.7             36.0
                                                                      ------------     ------------     ------------

Segment earnings before interest and taxes                                 343.0              1.6            231.0
Corporate undistributed expenses                                           (32.0)           (27.0)           (21.9)
                                                                      ------------     ------------     ------------
Earnings (loss) before interest and taxes                                  311.0            (25.4)           209.1
Interest expense                                                           (75.6)           (88.3)           (95.2)
Provision for taxes                                                        (83.9)             9.7            (42.8)
Minority interests                                                          (1.5)             0.8              1.0
Equity in net results of affiliates                                          9.3              4.0             (3.9)
                                                                      ------------     ------------     ------------
   Consolidated earnings (loss) before extraordinary item               $  159.3         $  (99.2)        $   68.2
                                                                      ============     ============     ============
Depreciation and Amortization
North American packaging                                                $  124.9         $  124.6         $  125.2
International packaging                                                      9.9             13.5             18.7
Aerospace and technologies                                                  12.3             12.4             13.0
                                                                      ------------     ------------     ------------
   Segment depreciation and amortization                                   147.1            150.5            156.9
Corporate                                                                    2.1              2.0              2.2
                                                                      ------------     ------------     ------------
   Consolidated depreciation and amortization                           $  149.2         $  152.5         $  159.1
                                                                      ============     ============     ============

Total Assets
North American packaging                                                $2,023.0         $1,666.6         $1,862.1
International packaging                                                  2,025.9            213.5            455.3
Aerospace and technologies                                                 248.5            179.8            211.6
                                                                      ------------     ------------     ------------
   Segment assets                                                        4,297.4          2,059.9          2,529.0
Corporate assets net of eliminations                                      (165.0)           253.7            120.8
                                                                      ------------     ------------     ------------
   Consolidated assets                                                  $4,132.4         $2,313.6         $2,649.8
                                                                      ============     ============     ============

Investments in Equity Affiliates
North American packaging                                                $    5.2         $    0.2         $    0.2
International packaging                                                     59.7             53.5             65.4
Aerospace and technologies                                                  13.4             15.1             15.6
                                                                      ------------     ------------     ------------
   Consolidated investments in equity affiliates                        $   78.3         $   68.8         $   81.2
                                                                      ============     ============     ============

Property, Plant and Equipment Additions
North American packaging                                                $  126.5         $   50.4         $   79.0
International packaging                                                      6.2              3.1              6.9
Aerospace and technologies                                                  17.0             11.8             12.0
                                                                      ------------     ------------     ------------
   Segment property, plant and equipment additions                         149.7             65.3             97.9
Corporate                                                                    8.7              3.2              0.8
                                                                      ------------     ------------     ------------
    Consolidated property, plant and equipment additions                $  158.4         $   68.5         $   98.7
                                                                      ============     ============     ============

3.  Acquisitions

Schmalbach-Lubeca
On December 19, 2002, Ball acquired 100 percent of the outstanding shares of Schmalbach-Lubeca GmbH (a European beverage can manufacturer) for an initial cash purchase price of €922.3 million (approximately $948 million), plus acquisition costs of $11.6 million, refinancing costs of $28.1 million and the assumption of approximately
$20 million of debt and approximately $11 million of unencumbered cash. The company also assumed approximately
$300 million of ongoing pension liabilities. In addition, at closing Ball acquired approximately €131 million of cash and assumed a €131 million withholding tax liability, which was subsequently paid in January 2003.
     The final acquisition price will be reduced by a working capital adjustment estimated to be $23.9 million.
The acquisition has been accounted for as a purchase, and accordingly, its results have been included in our consolidated financial statements effective from December 19, 2002.
     With this acquisition, now known as Ball Packaging Europe, we expanded our presence in the global beverage container market, enhanced our customer base and gained entry into the growing European market.
     Ball Packaging Europe and its operations consist of 10 beverage can plants and two beverage can end plants, a technical center in Bonn, Germany, and an office in Ratingen, Germany. Of the 12 plants, four are located in
Germany, four in the United Kingdom, two in France and one each in the Netherlands and Poland.
     Following is a summary of the net assets acquired using preliminary fair values. The valuation of certain assets and liabilities by management and third-party experts is still in process and therefore, the actual fair values may vary from the preliminary estimates.

($ in millions)

Cash                                                                                              $  145.4
Property, plant and equipment                                                                        487.5
Goodwill                                                                                             774.3
Other intangible assets                                                                               52.0
Other assets, primarily current                                                                      310.1
Pension liabilities assumed                                                                         (300.0)
Other liabilities assumed                                                                           (510.1)
                                                                                               ---------------
  Net assets acquired                                                                                959.2
Estimated working capital adjustment                                                                 (23.9)
                                                                                               ---------------
                                                                                                  $  935.3
                                                                                               ===============

     Ball Packaging Europe's customer relationships were identified as a valuable intangible asset by an independent valuation firm and assigned a fair value of €50.6 million (approximately $52 million). This intangible asset is being amortized over seven years based on the valuation firm's estimates. Goodwill related to
Ball Packaging Europe is included in the international packaging segment. Both goodwill and the intangible asset are nondeductible under European local country corporate tax laws but will generally be deductible in computing earnings and profits for U.S. tax purposes.
     The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition had occurred as of January 1 in each of the periods presented. The pro forma results are not necessarily indicative of the actual results that would have occurred had the acquisition been in effect for the periods presented, nor are they necessarily indicative of the results that may be obtained in the future.

                                                                                    Year Ended December 31,
                                                                                ------------------------------
($ in millions)                                                                     2002              2001
                                                                                -------------     ------------

Net sales                                                                       $ 4,910.3         $ 4,540.8
Net earnings (loss) before extraordinary item                                       233.9             (61.9)
Net earnings (loss)                                                                 230.7             (61.9)
Net earnings (loss) attributable to common shareholders                             230.7             (63.9)
Basic earnings (loss) per share                                                      4.10             (1.16)
Diluted earnings (loss) per share                                                    4.01             (1.16)

     Pro forma adjustments primarily include the after-tax effect of increased interest expense related to incremental borrowings used to finance the acquisition. The adjustments also include the after-tax effects of amortization of the customer relationship intangible asset and decreased depreciation expense on plant and equipment based on extended useful lives partially offset by increased fair values.
     Subsequent increases or decreases in actual costs during the allocation period, if any, associated with
Ball's acquisition of Schmalbach-Lubeca GmbH will be reflected in goodwill.

Wis-Pak Plastics
On December 28, 2001, Ball acquired substantially all of the assets of Wis-Pak Plastics, Inc. (Wis-Pak) for approximately $27 million. Additional payments of up to $10 million in total, plus interest, are contingent upon the future performance of the acquired business through 2006. Approximately $2.5 million of these contingent payments, including interest, were payable at the end of 2002 and are reflected as an increase in goodwill in the consolidated balance sheet. Under the acquisition agreement, Ball entered into a ten-year agreement to supply 100 percent of Wis-Pak's annual PET container requirements, which are currently 550 million containers. The acquisition is not significant to the North American packaging segment's financial statements. The company closed one of the two acquired plants during 2002; the after-tax cash costs associated with this closure were approximately $1 million and were substantially paid by the end of 2002.

4.  Business Consolidation Costs and Other

2002
In December 2002 Ball announced it would relocate its plastics office and research and development facility from
Atlanta, Georgia, to Colorado. In connection with the relocation, a pretax charge of $1.6 million ($1 million after tax) was recorded in the fourth quarter of 2002, including $0.8 million for employee benefit costs and
$0.8 million for decommissioning costs and the impairment of leasehold improvements related to a leased facility.
Minimal costs were incurred during 2002. The office relocation is expected to be completed in 2003 and the R&D facility by the end of 2004. Also in the fourth quarter of 2002, we recorded a $2.5 million after-tax charge to write off an unrecoverable equity investment in an aerospace company.
     These charges were offset by recording $6.4 million of income ($4 million after tax) related to various other restructuring activities initiated in prior years (as described below). Income of $5.9 million was recorded related to the 2001 China and North America restructuring activities, primarily the result of cash proceeds on asset dispositions and accounts receivable previously deemed uncollectible and employee benefit and severance accruals no longer required as exit activities near conclusion. Income of $2 million was recorded related to the
2001 aerospace charge as a result of exit costs no longer required due to the sale of one of the exited product lines. The above was somewhat offset by a net charge of $1.5 million to further write down to net realizable value certain assets remaining for sale and additional severance costs for 2000 and 1998 restructuring activities. The increase in net earnings related to all of the above 2002 actions was $2.3 million ($0.5 million after tax).

2001
In June 2001 Ball announced the reorganization of its PRC packaging business. As a part of the reorganization plan, we have exited the general line metal can business and have closed one PRC beverage can plant. We are in the process of relocating production equipment in China that will facilitate the closure of a second plant in
2003 and complete the restructuring plan.  A $237.7 million pretax charge ($185 million after tax and minority interest impact) was recorded in connection with this reorganization. The charge was comprised of: (1) $90.3 million to write-down fixed assets and related spare parts held for sale to net realizable value, including estimated costs to sell; (2) $64.4 million of goodwill to estimated recoverable amounts; (3) $28.8 million for the acquisition of minority partner interests and write off of unrecoverable equity investments; (4) $24 million of accounts receivable deemed uncollectible and inventories deemed unsaleable, both as a direct result of the exit plan; (5) $13 million of severance cost and other employee benefits and (6) $17.2 million of decommissioning costs, miscellaneous taxes and other exit costs.
     Also in the second quarter of 2001, we ceased operations in two commercial developmental product lines in our aerospace and technologies business. A pretax charge of $16 million ($9.7 million after tax) was recorded in the second quarter of 2001. The charge was comprised of: (1) $10 million of accounts receivable deemed uncollectible and inventories deemed unsaleable, both as a direct result of the exit plan; (2) $2 million to write-down fixed assets held for sale to net realizable value, including estimated costs to sell; (3) $3.6 million of decommissioning and other exit costs and (4) $0.4 million of severance and other employee benefit costs. These actions were completed during the fourth quarter of 2002.
     In November 2001 Ball announced the closure of its Moultrie, Georgia, plant to address overcapacity in the aluminum beverage can industry in North America. The plant was closed in December 2001 and the company recorded a charge of $24.7 million ($15 million after tax). The charge included: (1) $15.8 million for the write-down of fixed assets held for sale and related machinery spare parts inventory to estimated net realizable value, including estimated costs to sell; (2) $4.7 million for severance and other employee benefit costs; (3) $3.2 million for other assets and decommissioning costs; and (4) $1 million for contractual pension and retirement obligations which have been included in the appropriate liability accounts.
     This charge was offset in part by recording $7.2 million of income ($4.5 million after tax), primarily due to original estimates related to the June 2001 charge exceeding net actual costs as activities were concluded.
     Severance and other benefit costs related to the above actions in the PRC and the U.S. are associated with
1,592 former employees, primarily manufacturing and administrative personnel.

     The following table summarizes the 2002 activity related to the 2001 restructuring and plant closing costs:

                                                                  Pension/
($ in millions)                              Fixed Assets/        Employee            Other
                                              Spare Parts           Costs          Assets/Costs           Total
                                            --------------     --------------     --------------     --------------

Balance at December 31, 2001                  $   -              $   8.7            $ 16.6             $ 25.3
Charge (income) in fourth quarter 2002:
   North America packaging                       (0.8)               -                 -                 (0.8)
   PRC                                            0.1               (1.4)             (3.8)              (5.1)
   Aerospace and technologies                     -                  -                (2.0)              (2.0)
                                            --------------     --------------     --------------     --------------
   Net charge/reversal                           (0.7)              (1.4)             (5.8)              (7.9)

Payments                                          -                 (4.0)             (5.7)              (9.7)
Transfers to assets to reflect estimated
   realizable values                              0.7                -                 3.8                4.5
Transfers to liabilities                          -                  -                (2.2)              (2.2)
                                            --------------     --------------     --------------     --------------
Balance at December 31, 2002                  $   -              $   3.3            $  6.7             $ 10.0
                                            ==============     ==============     ==============     ==============

2000
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
     The carrying value of fixed assets remaining for sale in connection with the 2000 business exit activities, as well as the remaining integration activities related to a 1998 acquisition, was approximately $3.3 million at
December 31, 2002. The remaining accrued employee severance and other exit costs at December 31, 2002, were approximately $1.6 million including an additional provision in 2002.
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
     Subsequent changes to the estimated costs of the 2002, 2001 and 2000 business consolidation activities, if any, will be included in current-period earnings.

5.  Accounts Receivable
Accounts receivable are net of an allowance for doubtful accounts of $13.6 million at December 31, 2002, and
$13.5 million at December 31, 2001.
     A trade accounts receivable securitization agreement provides for the ongoing, revolving sale of a designated pool of trade accounts receivable of Ball's U.S. packaging operations. In June 2002 the designated pool of receivables was increased to provide for sales of up to $178.5 million from the previous amount of
$125 million. Net funds received from the sale of the accounts receivable totaled $122.5 million at December 31,
2002 and 2001, and are reflected as a reduction in accounts receivable in the consolidated balance sheets. Fees incurred in connection with the sale of accounts receivable, which were progressively lower over the three-year period presented due to decreases in interest rates, totaled $3 million in 2002, $5.5 million in 2001 and
$8.4 million in 2000.
     Ball Packaging Europe sells a portion of its trade accounts receivable as part of an asset backed securitization program, which does not qualify as off-balance sheet financing under the provisions of
SFAS No. 140. As a result, the receivables sold under this program are included in trade accounts receivable and the related liability is included in short-term debt on the balance sheet. Net funds received from the sale of the accounts receivable under this program totaled $20.9 million at December 31, 2002.
     Net accounts receivable under long-term contracts, due primarily from agencies of the U.S. government, were
$86.3 million and $60.7 million at December 31, 2002 and 2001, respectively, and include unbilled amounts representing revenue earned but contractually not yet billable of $30.8 million and $19.9 million, respectively.
The average length of the long-term contracts is approximately three years and the average length remaining on those contracts at December 31, 2002, was approximately 14 months. Approximately $3.7 million of unbilled receivables at December 31, 2002, is expected to be collected after one year and is related to fees and cost withholds that will be paid upon completion of milestones or other contract terms, as well as final overhead rate settlements.

6.  Inventories

                                                                                        December 31,
                                                                             ---------------------------------
($ in millions)                                                                   2002               2001
                                                                             --------------     --------------

Raw materials and supplies                                                     $  183.0           $  148.9
Work in process and finished goods                                                369.5              300.4
                                                                             --------------     --------------
                                                                               $  552.5           $  449.3
                                                                             ==============     ==============

     Approximately 32 percent and 40 percent of total inventories at December 31, 2002 and 2001, respectively, were valued using the LIFO method of accounting. The percentage decreased at the end of 2002 from 2001 levels due to the acquisition of Ball Packaging Europe which values its inventories on a FIFO basis. Inventories at
December 31, 2002 and 2001 would have been $2.4 million lower and $3.5 million higher, respectively, than the reported amounts if the FIFO method of accounting, which approximates replacement cost, had been used for those inventories.

7.  Property, Plant and Equipment

                                                                                       December 31,
                                                                             ---------------------------------
($ in millions)                                                                   2002               2001
                                                                             --------------     --------------

Land                                                                           $   69.9           $   49.5
Buildings                                                                         609.5              456.8
Machinery and equipment                                                         1,847.9            1,398.5
                                                                             --------------     --------------
                                                                                2,527.3            1,904.8
Accumulated depreciation                                                       (1,081.4)          (1,000.4)
                                                                             --------------     --------------
                                                                               $1,445.9           $  904.4
                                                                             ==============     ==============

     Depreciation expense amounted to $145.3 million, $137.9 million and $142.2 million for the years ended
December 31, 2002, 2001 and 2000, respectively. The increase in property, plant and equipment during 2002 included $495.7 million related to the Ball Packaging Europe acquisition (discussed in Note 3) and $43.1 million for the acquisition of previously leased assets.

8.  Goodwill and Other Assets

                                                                                        December 31,
                                                                             ---------------------------------
($ in millions)                                                                   2002               2001
                                                                             --------------     --------------

Goodwill (net of accumulated amortization of $70.1 and $69.8 at
  December 31, 2002, and 2001, respectively)                                   $1,148.1           $  357.8
                                                                             --------------     --------------

Investments in affiliates                                                          78.3               68.8
Prepaid pension                                                                    88.9              112.8
Other intangibles (net of accumulated amortization of $16.6
  and $12.7 at December 31, 2002 and 2001, respectively)                           65.6               11.1
Other                                                                              81.1               65.2
                                                                             --------------     --------------
  Other assets                                                                    313.9              257.9
                                                                             --------------     --------------
                                                                               $1,462.0           $  615.7
                                                                             ==============     ==============

     Total amortization expense amounted to $3.9 million, $14.6 million and $16.9 million for the years ended
December 31, 2002, 2001 and 2000, respectively, of which $10.7 million and $12.6 million related to the amortization of goodwill in 2001 and 2000, respectively. Based on intangible assets and foreign exchange rates as of December 31, 2002, total annual intangible asset amortization expense is expected to be $11.1 million in 2003,
$9.6 million in 2004 and $8.6 million in each of the three years thereafter. The increase in goodwill and other intangibles is primarily related to the acquisition of Ball Packaging Europe discussed in Note 3.
     In accordance with SFAS No. 142, which Ball adopted on January 1, 2002, goodwill is no longer amortized but rather tested periodically for impairment. There was no impairment of goodwill in 2002. The following table summarizes the pro forma earnings and per share impact if goodwill had not been amortized during 2001 and 2000:

($ in millions, except per share amounts)                          2002                 2001                2000
                                                              -------------        -------------        -------------

Net earnings (loss) as reported                                 $  156.1             $  (99.2)            $  68.2
Add back goodwill amortization, net of tax                           -                    9.1                10.7
                                                              -------------        -------------        -------------
Pro forma net earnings (loss)                                   $  156.1             $  (90.1)            $  78.9
                                                              =============        =============        =============

Basic earnings per share:
  Basic earnings (loss) per share as reported                   $    2.77            $   (1.85)           $   1.13
  Add back goodwill amortization, net of tax                         -                    0.17                0.18
                                                              -------------        -------------        -------------
  Pro forma basic earnings (loss) per share                     $    2.77            $   (1.68)           $   1.31
                                                              =============        =============        =============

Diluted earnings per share:
  Diluted earnings (loss) per share as reported                 $    2.71            $   (1.85)           $   1.07
  Add back goodwill amortization, net of tax                         -                    0.15                0.17
                                                              -------------        -------------        -------------
  Pro forma diluted earnings (loss) per share                   $    2.71            $   (1.70)           $   1.24
                                                              =============        =============        =============

9.  Debt and Interest Costs
Short-term debt includes non-recourse Asian bank facilities of which $47.1 million and $48 million were outstanding at December 31, 2002 and 2001, respectively. The weighted average interest rate of the outstanding short-term facilities was 4.7 percent at December 31, 2002, and 5.7 percent at December 31, 2001. Also included in 2002 was $20.9 million of debt associated with Ball Packaging Europe's accounts receivable securitization program with a year-end weighted average interest rate of 3.5 percent.
     Long-term debt at December 31 consisted of the following:

($ in millions)                                                                         2002               2001
                                                                                    ------------      ------------

Notes Payable
   7.75% Senior Notes due August 2006                                                $  300.0          $   300.0
   8.25% Senior Subordinated Notes due August 2008                                      250.0              250.0
   6.875% Senior Notes due December 2012                                                300.0                -
Senior Credit Facilities
   Term Loan A, Euro denominated due December 2007 (5.25%)                              126.0                -
   Term Loan A, British sterling denominated due December 2007 (6.30%)                  127.2                -
   Term Loan B, Euro denominated due December 2009 (5.75%)                              308.7                -
   Term Loan B, U.S. dollar denominated due December 2009 (3.66%)                       350.0                -
   Multi-currency revolver, U.S. dollar equivalent (4.825% weighted
     average at year end)                                                               100.3                -
   Term Loan A due August 2004 (2.8125%)                                                  -                245.0
   Term Loan B due March 2006 (3.8125%)                                                   -                194.0
Industrial Development Revenue Bonds
   Floating rates due through 2011 (2002 - 1.60%; 2001 - 1.70%)                          27.1               27.1
Other                                                                                    23.7                -
                                                                                    ------------      ------------
                                                                                      1,913.0            1,016.1
Less: Current portion of long-term debt                                                 (59.0)             (67.0)
                                                                                    ------------      ------------
                                                                                     $1,854.0          $   949.1
                                                                                    ============      ============

     In connection with the acquisition of Ball Packaging Europe on December 19, 2002, Ball refinanced
$389 million of its existing debt and, as a result, recorded an after-tax extraordinary charge for the early extinguishment of debt of $3.2 million (6 cents per diluted share).
     Ball has offered to exchange the new 6.875% notes with the terms of the new notes being substantially identical in all respects (including principal amount, interest rate, maturity, ranking and covenant restrictions) to the terms of the notes for which they will be exchanged except that the new notes will be registered under the Securities Act of 1933, as amended.
     The new senior credit facilities bear interest at variable rates and are comprised of the following:
(1) $250 million Term Loan A, denominated in euros and/or British pounds, due in installments through December
2007; (2) $300 million Term Loan B, denominated in euros, due in installments through December 2009;
(3) $350 million Term Loan B, denominated in U.S. dollars, due in installments through December 2009; (4) a multi-currency long-term revolving credit facility which provides the company with up to the equivalent of
$415 million and (5) a Canadian long-term revolving credit facility which provides the company with up to the equivalent of $35 million. Both revolving credit facilities expire in 2007. At December 31, 2002, approximately
$309 million was available under the revolving credit facilities.
     Financing costs of $28.1 million were incurred with the placement of the new senior credit facilities and senior notes. These costs are included in other assets on the consolidated balance sheet and are being amortized to earnings on a straight-line basis over the remaining lives of the related facilities.
     The company's previous senior credit facilities bore interest at variable rates and were comprised of the following: (1) Term Loan A due in installments through August 2004; (2) Term Loan B due in installments through
March 2006; (3) a $575 million revolving credit facility, comprised of a $125 million, 364-day annually renewable facility which expired in August 2002 and a $450 million long-term committed facility expiring in August 2004;
and (4) a $50 million long-term committed Canadian facility which expired in November 2002.
     Ball's subsidiary and its consolidated affiliates in the PRC had short-term uncommitted credit facilities of approximately $80 million, of which $47.1 million was outstanding at December 31, 2002.
     Maturities of all fixed long-term debt obligations outstanding at December 31, 2002, are $59 million,
$62 million, $66.9 million, $363 million and $166 million for the years ending December 31, 2003 through 2007, respectively, and $1,196.1 million thereafter.
     Ball issues letters of credit in the ordinary course of business to secure liabilities recorded in connection with industrial development revenue bonds and insurance arrangements, of which $41.2 million and
$28.6 million were outstanding at December 31, 2002 and 2001, respectively.
     The company was not in default of any loan agreement at December 31, 2002, and has met all payment obligations. The U.S. note agreements, bank credit agreement and industrial development revenue bond agreements contain certain restrictions relating to dividends, share repurchases, investments, financial ratios, guarantees and the incurrence of additional indebtedness.
     A summary of total interest cost paid and accrued follows:

($ in millions)                                                 2002              2001              2000
                                                            -------------     -------------     -------------

Interest costs                                                 $  78.0           $  89.7           $  98.5
Amounts capitalized                                               (2.4)             (1.4)             (3.3)
                                                            -------------     -------------     -------------
Interest expense                                               $  75.6           $  88.3           $  95.2
                                                            =============     =============     =============
Interest paid during the year                                  $  74.3           $  89.0           $  96.8
                                                            =============     =============     =============

Subsidiary Guarantees of Debt
The senior notes, senior subordinated notes and senior credit facilities are guaranteed on a full, unconditional and joint and several basis by certain of the company's domestic wholly-owned subsidiaries. All amounts outstanding under the senior credit facilities are secured by: (1) a pledge of 100 percent of the stock owned by the company in its material direct and indirect majority-owned domestic subsidiaries and (2) a pledge of the company's stock, owned directly or indirectly, of certain foreign subsidiaries, which equals 65 percent of the stock of each such foreign subsidiary. The following is condensed, consolidating financial information for the company, segregating the guarantor subsidiaries and non-guarantor subsidiaries, as of December 31, 2002 and 2001, and for the years ended December 31, 2002, 2001 and 2000 (in millions of dollars). Certain prior-year amounts have been reclassified in order to conform with the current year presentation. Separate financial statements for the guarantor subsidiaries and the non-guarantor subsidiaries are not presented because management has determined that such financial statements would not be material to investors.

                                                                       CONSOLIDATED BALANCE SHEET
                                          -----------------------------------------------------------------------------------
                                                                           December 31, 2002
                                          -----------------------------------------------------------------------------------
                                                Ball          Guarantor      Non-Guarantor     Eliminating     Consolidated
                                            Corporation      Subsidiaries     Subsidiaries     Adjustments         Total
                                          ---------------  ---------------  ---------------  ---------------  ---------------
 ASSETS
 Current assets
   Cash and temporary investments          $      47.6      $       0.3       $     211.3     $       -        $      259.2
   Accounts receivable, net                        0.8            155.3             189.8             -               345.9
   Inventories, net                                -              362.1             190.4             -               552.5
   Deferred income tax benefits and
     prepaid expenses                            247.3            137.4               1.6          (319.4)             66.9
                                          ---------------  ---------------  ---------------  ---------------  ---------------
     Total current assets                        295.7            655.1             593.1          (319.4)          1,224.5
                                          ---------------  ---------------  ---------------  ---------------  ---------------

 Property, plant and equipment, at cost           33.4          1,749.9             744.0             -             2,527.3
 Accumulated depreciation                        (15.0)          (945.2)           (121.2)            -            (1,081.4)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
                                                  18.4            804.7             622.8             -             1,445.9
                                          ---------------  ---------------  ---------------  ---------------  ---------------

 Investment in subsidiaries                    1,736.9            380.8               9.8        (2,127.5)              -
 Investment in affiliates                          5.8             18.6              53.9             -                78.3
 Goodwill, net                                     -              319.9             828.2             -             1,148.1
 Other assets                                     38.5            112.1              85.0             -               235.6
                                          ---------------  ---------------  ---------------  ---------------  ---------------
                                           $   2,095.3      $   2,291.2      $    2,192.8     $  (2,446.9)     $    4,132.4
                                          ===============  ===============  ===============  ===============  ===============

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities
   Short-term debt and current portion
     of long-term debt                     $       3.5      $       -        $      123.5     $       -        $      127.0
   Accounts payable                                9.9            252.3             177.4             -               439.6
   Accrued employee costs                         15.5            109.3              22.3             -               147.1
   Income taxes payable                            -              307.9              65.6          (319.4)             54.1
   Other current liabilities                      49.1             35.2             216.8             -               301.1
                                          ---------------  ---------------  ---------------  ---------------  ---------------
     Total current liabilities                    78.0            704.7             605.6          (319.4)          1,068.9

 Long-term debt                                1,317.9             10.1             526.0             -             1,854.0
 Intercompany borrowings                         112.3            390.5             196.1          (698.9)              -
 Employee benefit obligations                    121.8            173.8             350.9             -               646.5
 Deferred income taxes and other                 (27.6)            (1.3)             93.4             -                64.5
                                          ---------------  ---------------  ---------------  ---------------  ---------------
     Total liabilities                         1,602.4          1,277.8           1,772.0        (1,018.3)          3,633.9
                                          ---------------  ---------------  ---------------  ---------------  ---------------

 Contingencies
 Minority interests                                -                -                 5.6             -                 5.6
                                          ---------------  ---------------  ---------------  ---------------  ---------------
 Shareholders' equity
   Convertible preferred stock                     -                -               179.6          (179.6)              -
                                          ---------------  ---------------  ---------------  ---------------  ---------------
     Preferred shareholders' equity                -                -               179.6          (179.6)              -
                                          ---------------  ---------------  ---------------  ---------------  ---------------

   Common stock                                  514.5            724.6             563.2        (1,287.8)            514.5
   Retained earnings                             562.0            364.9            (293.6)          (71.3)            562.0
   Accumulated other comprehensive loss
                                                (138.3)           (76.1)            (34.0)          110.1            (138.3)
   Treasury stock, at cost                      (445.3)             -                 -               -              (445.3)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
     Common shareholders' equity                 492.9          1,013.4             235.6        (1,249.0)            492.9
                                          ---------------  ---------------  ---------------  ---------------  ---------------
        Total shareholders' equity               492.9          1,013.4             415.2        (1,428.6)            492.9
                                          ---------------  ---------------  ---------------  ---------------  ---------------
                                           $   2,095.3      $   2,291.2      $    2,192.8     $  (2,446.9)     $    4,132.4
                                          ===============  ===============  ===============  ===============  ===============

                                                                       CONSOLIDATED BALANCE SHEET
                                          -----------------------------------------------------------------------------------
                                                                           December 31, 2001
                                          -----------------------------------------------------------------------------------
                                               Ball           Guarantor      Non-Guarantor     Eliminating      Consolidated
                                            Corporation      Subsidiaries     Subsidiaries     Adjustments          Total
                                          ---------------  ---------------  ---------------  ---------------  ---------------
 ASSETS
 Current assets
   Cash and temporary investments          $      52.7      $       0.4      $       30.0     $       -        $       83.1
   Accounts receivable, net                        1.6            142.6              27.8             -               172.0
   Inventories, net                                -              375.5              73.8             -               449.3
   Deferred income tax benefits and
     prepaid expenses                            183.3            126.2               1.6          (222.0)             89.1
                                          ---------------  ---------------  ---------------  ---------------  ---------------
     Total current assets                        237.6            644.7             133.2          (222.0)            793.5
                                          ---------------  ---------------  ---------------  ---------------  ---------------

 Property, plant and equipment, at cost           25.9          1,620.2             258.7             -             1,904.8
 Accumulated depreciation                        (13.8)          (870.8)           (115.8)            -            (1,000.4)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
                                                  12.1            749.4             142.9             -               904.4
                                          ---------------  ---------------  ---------------  ---------------  ---------------

 Investment in subsidiaries                    1,637.8             57.9               9.8        (1,705.5)              -
 Investment in affiliates                          7.4             15.3              46.1             -                68.8
 Goodwill, net                                     -              326.6              31.2             -               357.8
 Other assets                                    106.2             65.5              17.4             -               189.1
                                          ---------------  ---------------  ---------------  ---------------  ---------------
                                           $   2,001.1      $   1,859.4      $      380.6     $  (1,927.5)     $    2,313.6
                                          ===============  ===============  ===============  ===============  ===============

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities
   Short-term debt and current portion
     of long-term debt                     $      67.0      $       -        $       48.0     $       -        $      115.0
   Accounts payable                                4.1            215.7              38.7             -               258.5
   Accrued employee costs                          8.9             76.5               5.6             -                91.0
   Other current liabilities                      45.5            248.4              38.3          (222.0)            110.2
                                          ---------------  ---------------  ---------------  ---------------  ---------------
     Total current liabilities                   125.5            540.6             130.6          (222.0)            574.7

 Long-term debt                                  939.0             10.1               -               -               949.1
 Intercompany borrowings                         308.2            291.7              98.9          (698.8)              -
 Employee benefit obligations                    147.1             68.5              19.4             -               235.0
 Deferred income taxes and other                 (22.8)            26.9              36.9             -                41.0
                                          ---------------  ---------------  ---------------  ---------------  ---------------
     Total liabilities                         1,497.0            937.8             285.8          (920.8)          1,799.8
                                          ---------------  ---------------  ---------------  ---------------  ---------------

 Contingencies
 Minority interests                                -                -                 9.7             -                 9.7
                                          ---------------  ---------------  ---------------  ---------------  ---------------
 Shareholders' equity
   Convertible preferred stock                     -                -               179.6          (179.6)              -
                                          ---------------  ---------------  ---------------  ---------------  ---------------
     Preferred shareholders' equity                -                -               179.6          (179.6)              -
                                          ---------------  ---------------  ---------------  ---------------  ---------------

   Common stock                                  478.9            724.5             239.2          (963.7)            478.9
   Retained earnings                             410.0            207.8            (304.7)           96.9             410.0
   Accumulated other comprehensive loss
                                                 (43.7)           (10.7)            (29.0)           39.7             (43.7)
   Treasury stock, at cost                      (341.1)             -                 -               -              (341.1)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
     Common shareholders' equity                 504.1            921.6             (94.5)         (827.1)            504.1
                                          ---------------  ---------------  ---------------  ---------------  ---------------
        Total shareholders' equity               504.1            921.6              85.1        (1,006.7)            504.1
                                          ---------------  ---------------  ---------------  ---------------  ---------------
                                           $   2,001.1      $   1,859.4      $      380.6     $  (1,927.5)     $    2,313.6
                                          ===============  ===============  ===============  ===============  ===============

                                                                  CONSOLIDATED STATEMENT OF EARNINGS
                                          -----------------------------------------------------------------------------------
                                                                 For the Year Ended December 31, 2002
                                          -----------------------------------------------------------------------------------
                                                Ball          Guarantor      Non-Guarantor     Eliminating      Consolidated
                                            Corporation      Subsidiaries     Subsidiaries     Adjustments          Total
                                          ---------------  ---------------  ---------------  ---------------  ---------------

 Net sales                                 $       -        $   3,726.7      $      366.2     $    (234.0)     $    3,858.9
 Costs and expenses
   Cost of sales (excluding depreciation
     and amortization)                             -            3,150.2             314.2          (234.0)          3,230.4
   Depreciation and amortization                   2.1            128.8              18.3             -               149.2
   Business consolidation costs and other          -                0.6              (2.9)            -                (2.3)
   Selling and administrative                     29.5            115.4              21.0             -               165.9
   Receivable securitization fees and
     other                                         -                4.6               0.1             -                 4.7
   Interest expense                               51.2             14.4              10.0             -                75.6
   Equity in earnings of subsidiaries           (168.2)             -                 -             168.2               -
   Corporate allocations                         (61.4)            61.4               -               -                 -
                                          ---------------  ---------------  ---------------  ---------------  ---------------
                                                (146.8)         3,475.4             360.7           (65.8)          3,623.5
                                          ---------------  ---------------  ---------------  ---------------  ---------------
 Earnings (loss) before taxes                    146.8            251.3               5.5          (168.2)            235.4
 Provision for taxes                              12.7            (95.8)             (0.8)            -               (83.9)
 Minority interests                                -                -                (1.5)            -                (1.5)
 Equity in earnings (losses) of                   (0.2)             1.6               7.9             -                 9.3
   affiliates                             ---------------  ---------------  ---------------  ---------------  ---------------
 Net earnings (loss) before
   extraordinary item                            159.3            157.1              11.1          (168.2)            159.3
 Extraordinary loss from early debt
   extinguishment, net of tax                     (3.2)             -                 -               -                (3.2)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
 Net earnings (loss)                       $     156.1      $     157.1      $       11.1     $    (168.2)     $      156.1
                                          ===============  ===============  ===============  ===============  ===============

                                                                     CONSOLIDATED STATEMENT OF EARNINGS
                                          -----------------------------------------------------------------------------------
                                                                    For the Year Ended December 31, 2001
                                          -----------------------------------------------------------------------------------
                                                Ball          Guarantor      Non-Guarantor     Eliminating      Consolidated
                                            Corporation      Subsidiaries     Subsidiaries     Adjustments          Total
                                          ---------------  ---------------  ---------------  ---------------  ---------------

 Net sales                                 $       -        $   3,523.2      $      415.1     $    (252.2)     $    3,686.1
 Costs and expenses
   Cost of sales (excluding depreciation
     and amortization)                             -            3,037.3             357.1          (252.2)          3,142.2
   Depreciation and amortization                   2.0            128.3              22.2             -               152.5
   Business consolidation costs and other          -               38.7             232.5             -               271.2
   Selling and administrative                     20.8             90.2              24.6             -               135.6
   Receivable securitization fees and
     other                                         -               10.3              (0.3)            -                10.0
   Interest expense                               42.8             39.9               5.6             -                88.3
   Equity in earnings of subsidiaries            106.6              -                 -            (106.6)              -
   Corporate allocations                         (59.9)            59.9               -               -                 -
                                          ---------------  ---------------  ---------------  ---------------  ---------------
                                                 112.3          3,404.6             641.7          (358.8)          3,799.8
                                          ---------------  ---------------  ---------------  ---------------  ---------------
 Earnings (loss) before taxes                   (112.3)           118.6            (226.6)          106.6            (113.7)
 Provision for taxes                              13.4              1.1              (4.8)            -                 9.7
 Minority interests                                -                -                 0.8             -                 0.8
 Equity in earnings (losses) of                   (0.3)            (0.2)              4.5             -                 4.0
   affiliates                             ---------------  ---------------  ---------------  ---------------  ---------------
 Net earnings (loss)                             (99.2)           119.5            (226.1)          106.6            (99.2)
 Preferred dividends, net of tax                  (2.0)             -                 -               -               (2.0)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
 Earnings (loss) attributable to common
   shareholders                            $    (101.2)     $     119.5      $     (226.1)    $     106.6      $     (101.2)
                                          ===============  ===============  ===============  ===============  ===============

                                                                     CONSOLIDATED STATEMENT OF EARNINGS
                                          -----------------------------------------------------------------------------------
                                                                    For the Year Ended December 31, 2000
                                          -----------------------------------------------------------------------------------
                                                Ball          Guarantor      Non-Guarantor     Eliminating      Consolidated
                                            Corporation      Subsidiaries     Subsidiaries     Adjustments          Total
                                          ---------------  ---------------  ---------------  ---------------  ---------------

 Net sales                                 $       -        $   3,460.4      $      454.2     $    (249.9)     $    3,664.7
 Costs and expenses
   Cost of sales (excluding depreciation
     and amortization)                             -            2,936.5             380.5          (249.9)          3,067.1
   Depreciation and amortization                   2.2            128.1              28.8             -               159.1
   Business consolidation costs and other          2.3             15.1              59.0             -                76.4
   Selling and administrative                     30.4             97.9              10.6             -               138.9
   Receivable securitization fees and
     other                                         -               13.9               0.2             -                14.1
   Interest expense                               82.1              7.8               5.3             -                95.2
   Equity in earnings of subsidiaries            (90.8)             -                 -              90.8               -
   Corporate allocations                         (60.2)            60.2               -               -                 -
                                          ---------------  ---------------  ---------------  ---------------  ---------------
                                                 (34.0)         3,259.5             484.4          (159.1)          3,550.8
                                          ---------------  ---------------  ---------------  ---------------  ---------------
 Earnings (loss) before taxes                     34.0            200.9             (30.2)          (90.8)            113.9
 Provision for taxes                              34.5            (75.1)             (2.2)            -               (42.8)
 Minority interests                                -                -                 1.0             -                 1.0
 Equity in earnings (losses) of                   (0.3)            (1.3)             (2.3)            -                (3.9)
   affiliates
                                          ---------------  ---------------  ---------------  ---------------  ---------------
 Net earnings (loss)                              68.2            124.5             (33.7)          (90.8)             68.2
 Preferred dividends, net of tax                  (2.6)             -                 -               -                (2.6)
                                          ---------------  ---------------  ---------------  --------------   ---------------
 Earnings (loss) attributable to common
   shareholders                            $      65.6      $     124.5      $      (33.7)    $     (90.8)     $       65.6
                                          ===============  ===============  ===============  ===============  ===============

                                                                  CONSOLIDATED STATEMENT OF CASH FLOWS
                                          -----------------------------------------------------------------------------------
                                                                  For the Year Ended December 31, 2002
                                          -----------------------------------------------------------------------------------
                                                Ball          Guarantor      Non-Guarantor     Eliminating      Consolidated
                                            Corporation      Subsidiaries     Subsidiaries     Adjustments          Total
                                          ---------------  ---------------  ---------------  ---------------  ---------------
 Cash flows from operating activities
   Net earnings (loss)                     $     156.1      $     157.1      $       11.1     $    (168.2)     $      156.1
   Noncash charges to net earnings:
     Depreciation and amortization                 2.1            128.8              18.3             -               149.2
     Business consolidation
        costs, net of related equity
        and minority interest effects              -                0.6               1.5             -                 2.1
     Extraordinary loss from early debt
        extinguishment                             5.2              -                 -               -                 5.2
     Deferred income taxes                        16.5             15.4              (1.2)            -                30.7
     Contributions to defined benefit
        plans                                      -              (54.2)             (2.2)            -               (56.4)
     Equity earnings of subsidiaries            (168.2)             -                 -             168.2               -
     Other, net                                   20.5             (1.0)             (6.4)            -                13.1
     Changes in working capital
        components                                2.9             116.3              33.1             -               152.3
                                          ---------------  ---------------  ---------------  ---------------  ---------------
        Net cash (used in) provided by
          operating activities                    35.1            363.0              54.2             -               452.3
                                          ---------------  ---------------  ---------------  ---------------  ---------------

 Cash flows from investing activities
   Additions to property, plant and
     equipment                                    (8.7)          (140.6)             (9.1)            -              (158.4)
   Business acquisitions                           -             (813.8)              -               -              (813.8)
   Acquisitions of previously leased
     assets                                        -              (43.1)              -               -               (43.1)
   Investments in and advances to
     affiliates                                 (232.6)           613.9            (381.3)            -                 -
   Other, net                                     (2.2)            20.5             (24.2)            -                (5.9)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
     Net cash provided by (used in)
        investing activities                    (243.5)          (363.1)           (414.6)            -            (1,021.2)
                                          ---------------  ---------------  ---------------  ---------------  ---------------

 Cash flows from financing activities
   Long-term borrowings                          748.4              -               552.1             -             1,300.5
   Repayments of long-term borrowings           (439.1)             -                (1.3)            -              (440.4)
   Change in short-term borrowings                 -                -                (1.3)            -                (1.3)
   Debt issuance costs                           (16.5)             -               (11.6)            -               (28.1)
   Common and preferred dividends                (20.4)             -                 -               -               (20.4)
   Proceeds from issuance of common
     stock under various employee
     and shareholder plans                        35.0              -                 -               -                35.0
   Acquisitions of treasury stock               (104.1)             -                 -               -              (104.1)
   Other, net                                      -                -                 0.2             -                 0.2
                                          ---------------  ---------------  ---------------  ---------------  ---------------
     Net cash (used in) provided by
        financing activities                     203.3              -               538.1             -               741.4
                                          ---------------  ---------------  ---------------- ---------------  ---------------

 Effect of exchange rate changes on cash           -                -                 3.6             -                 3.6

 Net change in cash and temporary
   investments                                    (5.1)            (0.1)            181.3             -               176.1
   Cash and temporary investments -
     beginning of year                            52.7              0.4              30.0             -                83.1
                                          ---------------  ---------------  ---------------  ---------------  ---------------
   Cash and temporary investments -
     end of year                           $      47.6      $       0.3      $      211.3     $       -        $      259.2
                                          ===============  ===============  ===============  ===============  ===============

                                                                  CONSOLIDATED STATEMENT OF CASH FLOWS
                                          -----------------------------------------------------------------------------------
                                                                  For the Year Ended December 31, 2001
                                          -----------------------------------------------------------------------------------
                                               Ball           Guarantor      Non-Guarantor     Eliminating      Consolidated
                                            Corporation      Subsidiaries     Subsidiaries     Adjustments          Total
                                          ---------------  ---------------  ---------------  ---------------  ---------------

 Cash flows from operating activities
   Net earnings (loss)                     $     (99.2)     $     119.5      $     (226.1)    $     106.6      $      (99.2)
   Noncash charges to net earnings:
     Depreciation and amortization                 2.0            128.3              22.2             -               152.5
     Business consolidation
        costs, net of related
        equity and minority interest               -               38.7             230.0             -               268.7
        effects
     Deferred income taxes                       (71.0)            69.6               3.9             -                 2.5
     Contributions to defined benefit
        plans                                     (4.1)           (52.0)             (1.7)            -               (57.8)
     Equity earnings of subsidiaries             106.6              -                 -            (106.6)              -
     Other, net                                   14.5             (3.0)             (0.3)            -                11.2
     Changes in working capital
        components                                54.4             (4.0)             (7.5)            -                42.9
                                          ---------------  ---------------  ---------------  ---------------  ---------------
        Net cash (used in) provided by
          operating activities                     3.2            297.1              20.5             -               320.8
                                          ---------------  ---------------  ---------------  ---------------  ---------------

 Cash flows from investing activities
   Additions to property, plant and
     equipment                                    (3.2)           (52.7)            (12.6)            -               (68.5)
   Acquisitions of previously leased
     assets and a PET manufacturing
     business                                      -              (77.9)              -               -               (77.9)
   Investments in and advances to
     affiliates                                  168.2           (184.8)             16.6             -                 -
   Other, net                                      2.1             18.5               2.9             -                23.5
                                          ---------------  ---------------  ---------------  ---------------  ---------------
     Net cash provided by (used in)
        investing activities                     167.1           (296.9)              6.9             -              (122.9)
                                          ---------------  ---------------  ---------------  ---------------  ---------------

 Cash flows from financing activities
   Repayments of long-term borrowings            (52.0)             -                 -               -               (52.0)
   Change in short-term borrowings                 -                -               (10.3)            -               (10.3)
   Common and preferred dividends                (20.4)             -                 -               -               (20.4)
   Proceeds from issuance of common
     stock under various employee
     and shareholder plans                        32.1              -                 -               -                32.1
   Acquisitions of treasury stock                (85.9)             -                 -               -               (85.9)
   Other, net                                     (3.7)             -                (0.2)            -                (3.9)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
     Net cash (used in) provided by
        financing activities                    (129.9)             -               (10.5)            -              (140.4)
                                          ---------------  ---------------  ---------------  ---------------  ---------------

 Net change in cash and temporary
   investments                                    40.4              0.2              16.9             -                57.5
   Cash and temporary investments -
     beginning of year                            12.3              0.2              13.1             -                25.6
                                          ---------------  ---------------  ---------------  ---------------  ---------------
   Cash and temporary investments -
     end of year                           $      52.7      $       0.4      $       30.0     $       -        $       83.1
                                          ===============  ===============  ===============  ===============  ===============

                                                                  CONSOLIDATED STATEMENT OF CASH FLOWS
                                          -----------------------------------------------------------------------------------
                                                                  For the Year Ended December 31, 2000
                                          -----------------------------------------------------------------------------------
                                                Ball          Guarantor      Non-Guarantor     Eliminating      Consolidated
                                            Corporation      Subsidiaries     Subsidiaries     Adjustments          Total
                                          ---------------  ---------------  ---------------  ---------------  ---------------

 Cash flows from operating activities
   Net earnings (loss)                     $      68.2      $     124.5      $      (33.7)    $     (90.8)     $       68.2
   Noncash charges to net earnings:
     Depreciation and amortization                 2.2            128.1              28.8             -               159.1
     Business consolidation
        costs, net of related
        equity and minority interest               2.3             22.1              56.9             -                81.3
        effects
     Deferred income taxes                       (28.2)            42.1              (4.1)            -                 9.8
     Contributions to defined benefit
        plans                                      -              (19.1)             (3.6)            -               (22.7)
     Equity earnings of subsidiaries             (90.8)             -                 -              90.8               -
     Other, net                                   10.4             (1.9)              2.4             -                10.9
     Changes in working capital
        components                               (13.8)           (91.6)            (24.7)            -              (130.1)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
        Net cash (used in) provided by
          operating activities                   (49.7)           204.2              22.0             -               176.5
                                          ---------------  ---------------  ---------------  ---------------  ---------------

 Cash flows from investing activities
   Additions to property, plant and
     equipment                                    (0.8)           (85.4)            (12.5)            -               (98.7)
   Investments in and advances to
     affiliates                                  153.6           (141.4)            (12.2)            -                 -
   Other, net                                     17.9             36.5              (8.2)            -                46.2
                                          ---------------  ---------------  ---------------  ---------------  ---------------
     Net cash provided by (used in)
        investing activities                     170.7           (190.3)            (32.9)            -               (52.5)
                                          ---------------  ---------------  ---------------  ---------------  ---------------

 Cash flows from financing activities
   Repayments of long-term borrowings            (37.0)           (13.9)              -               -               (50.9)
   Change in short-term borrowings                 -                -                 2.9             -                 2.9
   Common and preferred dividends                (21.6)             -                 -               -               (21.6)
   Proceeds from issuance of common
     stock under various employee
     and shareholder plans                        30.7              -                 -               -                30.7
   Acquisitions of treasury stock                (91.6)             -                 -               -               (91.6)
   Other, net                                     (2.8)             -                (0.9)            -                (3.7)
                                          ---------------  ---------------  ---------------  ---------------  ---------------
     Net cash (used in) provided by
        financing activities                    (122.3)           (13.9)              2.0             -              (134.2)
                                          ---------------  ---------------  ---------------  ---------------  ---------------

 Net change in cash and temporary
   investments                                    (1.3)             -                (8.9)            -               (10.2)
   Cash and temporary investments -
     beginning of year                            13.6              0.2              22.0             -                35.8
                                          ---------------  ---------------  ---------------  ---------------  ---------------
   Cash and temporary investments -
     end of year                           $      12.3      $       0.2      $       13.1     $       -        $       25.6
                                          ===============  ===============  ===============  ===============  ===============

10.  Leases
The company leases warehousing and manufacturing space and certain equipment, primarily within the packaging segments, and office space, primarily within the aerospace and technologies segment. We previously leased manufacturing equipment under leases which qualified as operating leases for book purposes and capital leases for tax purposes, commonly known as synthetic leases. Under the terms of these agreements, we had the option to purchase the leased facilities and equipment at the end of the lease term, or if we elected not to do so, to compensate the lessors for the difference between a guaranteed minimum residual value and the fair market value of the assets, if less. During 2001 we purchased some of these leased assets for a total of $50.5 million and during 2002 we purchased all of the remaining assets for $43.1 million.
     Total noncancellable operating leases in effect at December 31, 2002, require rental payments of
$33.9 million, $27.9 million, $19.6 million, $11.7 million and $7 million for the years 2003 through 2007, respectively, and $9.1 million combined for all years thereafter. Lease expense for all operating leases was
$50.7 million, $58.1 million and $63.4 million in 2002, 2001 and 2000, respectively.

11.  Taxes on Income
The amounts of earnings (losses) before income taxes by national jurisdiction follow:

($ in millions)                                                  2002              2001            2000
                                                             -------------    -------------    -------------

U.S.                                                           $  229.6         $   112.8        $  144.0
Foreign                                                             5.8            (226.5)          (30.1)
                                                             -------------    -------------    -------------
                                                               $  235.4         $  (113.7)       $  113.9
                                                             =============    =============    =============

The provision for income tax expense (benefit) was as follows:

($ in millions)                                                  2002              2001            2000
                                                             -------------    -------------    -------------
Current
   U.S.                                                        $   49.1         $    (5.3)       $   28.5
   State and local                                                  7.1              (7.7)            0.9
   Foreign                                                          2.1               0.8             3.6
                                                             -------------    -------------    -------------
     Total current                                                 58.3             (12.2)           33.0
                                                             -------------    -------------    -------------
Deferred
   U.S.                                                            23.4              (8.2)           12.8
   State and local                                                  3.4               6.9             2.5
   Foreign                                                         (1.2)              3.8            (5.5)
                                                             -------------    -------------    -------------
     Total deferred                                                25.6               2.5             9.8
                                                             -------------    -------------    -------------
Provision for income taxes                                     $   83.9         $    (9.7)       $   42.8
                                                             =============    =============    =============

     The 2001 current and deferred U.S. benefits above include the offsetting effects of a $34 million minimum tax credit reclassified from current to deferred since full realization is expected in 2004 and beyond.
     The income tax provision recorded within the consolidated statements of earnings differs from the provision determined by applying the U.S. statutory tax rate to pretax earnings as a result of the following:

($ in millions)                                                  2002              2001            2000
                                                             -------------    -------------    -------------

Statutory U.S. federal income tax                              $   82.4         $   (39.8)       $   39.8
Increase (decrease) due to:
   Company-owned life insurance                                    (2.5)             (2.9)           (3.1)
   Research and development tax credits                            (1.3)             (1.3)           (3.1)
   Foreign operations and royalty income                           (0.2)              1.0             3.2
   U.S. tax effects of China restructuring and
     nondeductible goodwill                                         -                28.6             1.3
   State and local taxes, net                                       7.0               2.8             1.9
   Other, net                                                      (1.5)              1.9             2.8
                                                             -------------    -------------    -------------
Provision for taxes                                            $   83.9         $    (9.7)       $   42.8
                                                             =============    =============    =============
Effective tax rate expressed as a
   percentage of pretax earnings                                   35.6%            (8.6)%          37.6%
                                                             =============    =============    =============

     At December 31, 2002, the company had capital loss carryforwards, expiring in 2004, of $20.5 million with a related tax benefit of $8 million. That benefit has been fully offset by a valuation allowance as the company currently does not anticipate capital gains in the carryforward period to allow realization of the tax benefit.
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
     Net income tax payments were $16.2 million, $0.2 million and $28.8 million for 2002, 2001 and 2000, respectively.
     The significant components of deferred tax assets and liabilities at December 31 were:

($ in millions)                                                                    2002            2001
                                                                              -------------    -------------
Deferred tax assets:
   Deferred compensation                                                        $   (43.5)       $  (37.8)
   Accrued employee benefits                                                        (62.1)          (62.1)
   Plant closure costs                                                              (43.7)          (49.3)
   Alternative minimum tax credits                                                  (34.0)          (34.0)
   Accrued pensions                                                                 (26.7)            -
   Other                                                                            (44.0)          (33.6)
                                                                              -------------    -------------
Total deferred tax assets                                                          (254.0)         (216.8)
                                                                              -------------    -------------

Deferred tax liabilities:
   Depreciation                                                                     237.5           149.7
   Accrued pensions                                                                   -              31.4
   Other                                                                             33.2            28.3
                                                                              -------------    -------------
Total deferred tax liabilities                                                      270.7           209.4
                                                                              -------------    -------------

Net deferred tax (asset) liability                                              $    16.7        $   (7.4)
                                                                              =============    =============

     The net change in deferred taxes during 2002 is primarily attributable to the inclusion of deferred taxes related to the acquisition of Ball Packaging Europe, net of the deferred tax component of the additional minimum pension liability adjustment.
     At December 31, 2002, Ball Packaging Europe and subsidiaries had net operating loss carryforwards, with no expiration date, of $47 million with a related tax benefit of $17 million. That benefit has been offset by a valuation allowance of $10 million due to the uncertainty of ultimate realization. Any future tax benefit related to these net operating loss carryforwards will be recognized as a reduction in goodwill.

12.  Pension and Other Postemployment Benefits
The company's pension plans cover substantially all U.S., Canadian and European employees meeting certain eligibility requirements. The defined benefit plans for salaried employees, as well as those for hourly employees in Germany and the United Kingdom, provide pension benefits based on employee compensation and years of service.
In addition, the plan covering salaried employees in Canada includes a defined contribution feature. Plans for
North American hourly employees provide benefits based on fixed rates for each year of service. The German plans are not funded but the company maintains book reserves that are generally tax deductible. With the exception of the German plans, our policy is to fund the plans on a current basis to the extent deductible under existing tax laws and regulations and in amounts at least sufficient to satisfy statutory funding requirements. Plan assets consist primarily of common stocks and fixed income securities.
     The company sponsors defined benefit and defined contribution postretirement health care and life insurance plans for substantially all U.S. and Canadian employees. Employees may also qualify for long-term disability, medical and life insurance continuation and other postemployment benefits upon termination of active employment prior to retirement. All of the Ball-sponsored postretirement health care and life insurance plans are unfunded and, with the exception of life insurance benefits, are self-insured.
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

     An analysis of the change in benefit accruals for 2002 and 2001 follows:

                                                                                             Other Postemployment
                                                             Pension Benefits                      Benefits
                                                       -----------------------------     -----------------------------
($ in millions)                                            2002             2001             2002            2001
                                                       ------------     ------------     ------------     ------------

Change in benefit obligation:
   Benefit obligation at beginning of year               $  510.4         $  455.7         $  111.3        $   99.4
   Service cost                                              16.1             13.1              1.8             2.4
   Interest cost                                             37.8             34.4              8.2             7.6
   Benefits paid                                            (37.6)           (29.0)           (10.0)           (5.1)
   Net actuarial (gain) loss                                 90.0             25.5             23.8             7.9
   Acquisition of Ball Packaging Europe                     357.0              -                -               -
   Other, net                                                 7.2             10.7              0.2            (0.9)
                                                       ------------     ------------     ------------     ------------
   Benefit obligation at end of year                        980.9            510.4            135.3           111.3
                                                       ------------     ------------     ------------     ------------

Change in plan assets:
   Fair value of assets at prior measurement date           415.9            466.7              -               -
   Actual return on plan assets                               1.9            (44.4)             -               -
   Employer contributions                                    89.1             26.9             10.0             5.1
   Benefits paid                                            (37.6)           (29.0)           (10.0)           (5.1)
   Acquisition of Ball Packaging Europe                      57.4              -                -               -
   Other, net                                                 0.7             (4.3)             -               -
                                                       ------------     ------------     ------------     ------------
   Fair value of assets at the measurement date             527.4            415.9              -               -
   Additional contributions                                   -               32.2              -               1.3
                                                       ------------     ------------     ------------     ------------

   Funded status                                           (453.5)           (62.3)          (135.3)         (110.0)

Unrecognized net actuarial loss (gain)                      264.8            130.5             20.7            (3.2)
Unrecognized prior service cost                              31.3             28.0              3.3             3.6
                                                       ------------     ------------     ------------     ------------
Prepaid (accrued) benefit cost                           $ (157.4)        $   96.2        $  (111.3)       $ (109.6)
                                                       ============     ============     ============     ============

Amounts recognized in the balance sheet consist of:

                                                                                             Other Postemployment
                                                             Pension Benefits                      Benefits
                                                       -----------------------------     -----------------------------
($ in millions)                                            2002             2001             2002            2001
                                                       ------------     ------------     ------------     ------------

Prepaid benefit cost                                     $   57.7         $  105.7         $    -           $   -
Accrued benefit liability                                  (417.6)           (31.5)          (111.3)         (109.6)
Intangible asset                                             31.2             13.2              -               -
Deferred tax benefit associated with other
   comprehensive loss                                        66.5              3.2              -               -
Accumulated other comprehensive loss,
   net of tax effect                                        104.8              5.6              -               -
                                                       ------------     ------------     ------------     ------------
Net amount recognized                                    $ (157.4)        $   96.2         $ (111.3)        $(109.6)
                                                       ============     ============     ============     ============

Components of net periodic benefit cost were:

                                                  Pension Benefits               Other Postemployment Benefits
                                         ----------------------------------   ----------------------------------
($ in millions)                             2002        2001        2000         2002        2001        2000
                                         ----------  ----------  ----------   ----------  ----------  ----------

Service cost                               $  16.1     $  13.1     $  12.4      $   1.8     $   2.4     $   1.9
Interest cost                                 37.8        34.4        32.0          8.3         7.6         7.6
Expected return on plan assets               (46.7)      (45.1)      (42.3)         -           -           -
Amortization of prior service cost             2.8         1.4         1.4          0.3         0.4         0.3
Amortization of transition asset               -          (0.6)       (3.1)         -           -           -
Curtailment loss                               0.2         0.4         7.9          -           -           -
Recognized net actuarial loss (gain)           0.8         0.4         0.7          0.2        (0.9)       (0.7)
                                         ----------  ----------  ----------   ----------  ----------  ----------
Net periodic benefit cost                     11.0         4.0         9.0         10.6         9.5         9.1
Expense of defined contribution plans          7.6         0.6         0.7          -           -           -
                                         ----------  ----------  ----------   ----------  ----------  ----------
Net periodic benefit cost                  $  18.6     $   4.6     $   9.7      $  10.6     $   9.5     $   9.1
                                         ==========  ==========  ==========   ==========  ==========  ==========

Weighted average assumptions for the North American plans at the measurement date were:

                                                  Pension Benefits               Other Postemployment Benefits
                                         ----------------------------------   ----------------------------------
                                            2002        2001        2000         2002        2001        2000
                                         ----------  ----------  ----------   ----------  ----------  ----------

Discount rate                               6.71%       7.39%       7.84%        6.72%       7.43%       7.85%
Rate of compensation increase               3.34%       3.30%       3.30%         N/A         N/A         N/A
Expected long-term rates of return on
   assets                                   8.86%       9.62%       9.81%         N/A         N/A         N/A

     Weighted average assumptions for the European plans included a discount rate of 5.5 percent; salary increases between 3.25 percent and 4 percent; pension increases between 2 percent and 2.5 percent; and an expected long-term rate of return on assets in the United Kingdom of 7 percent.
     The expected long-term rates of return on assets are calculated by applying the expected rate of return to a market related value of plan assets at the beginning of the year, adjusted for the weighted average expected contributions and benefit payments. For the North American plans, the market related value of plan assets used to calculate expected return was $501.6 million at December 31, 2002, $479.8 million at September 30, 2001, and
$433.9 million at September 30, 2000. For the United Kingdom plan, the market related value of plan assets was equal to the fair market value of plan assets at December 31, 2002.
     During 2002 the measurement date for determining the fair value of plan assets and obligations was changed from September 30 to December 31 for several reasons: (1) December 31 better reflects the company's financial position at year end; (2) the European plans have historically had a December 31 measurement date; and
(3) reliable trustee information is now available in a more timely manner. The change in measurement date was not significant to Ball's net earnings but resulted in a $41 million reduction of the required minimum pension liability adjustment, including the effect of a fourth quarter contribution of $37 million, which brought one of the company's defined benefit plans into a fully funded status. The additional minimum pension liability, less related intangible asset, was recognized net of tax benefits as a component of shareholders' equity within accumulated other comprehensive loss.
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
     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $796.1 million, $730.9 million and $363.6 million, respectively, as of December 31, 2002.
     For the U.S. health care plans at December 31, 2002, a 9 percent health care cost trend rate was used for pre-65 and post-65 benefits, and trend rates were assumed to decrease by one-half of one percent per year until
2011 when they reach 5 percent and remain level thereafter.  For the Canadian plans, a 6 percent health care cost trend rate was used, which was assumed to decrease to 4.5 percent by 2006 and remain at that level in subsequent years.
     Health care cost trend rates can have an effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would increase or decrease the total of service and interest cost by approximately $0.3 million and the postemployment benefit obligation by approximately $3.7 million.

Other Benefit Plans
Prior to the payment of the ESOP loan by the trust on December 14, 2001 (discussed in Note 13), substantially all
U.S. salaried employees and certain U.S. nonunion hourly employees who participate in Ball's 401(k) salary conversion plan automatically participated in the company's ESOP through an employer matching contribution. Cash contributions to the ESOP trust, including preferred dividends, were used to service the ESOP debt and were
$11.4 million in 2001 and $11.5 million in 2000. Interest paid by the ESOP trust for its borrowings was
$0.7 million and $1.7 million for 2001 and 2000, respectively. Subsequent to the payment of the ESOP loan by the trust on December 14, 2001, the company began matching employee contributions to the company's 401(k) with shares of Ball common stock beginning on January 1, 2002. Matching contributions are limited to 50 percent of up to
6 percent of a participant's annual salary. The expense associated with the company match amounted to $7 million for the year ended December 31, 2002.
     In addition, substantially all employees within the company's aerospace and technologies segment who participate in Ball's 401(k) salary conversion plan receive a performance-based matching cash contribution of up to 4 percent of base salary. The company contributed $4.8 million and $1.9 million of additional compensation related to this program for the years 2002 and 2000, respectively.

13.  Shareholders' Equity
At December 31, 2002, the company had 120 million shares of common stock and 15 million shares of preferred stock authorized, both without par value. Preferred stock includes 600,000 authorized but unissued shares designated as
Series A Junior Participating Preferred Stock.
     On January 23, 2002, the company's board of directors declared a two-for-one split of our stock and authorized the repurchase of additional common shares. The stock split was effective February 22, 2002, for all shareholders of record on February 1, 2002. As a result of the stock split, all amounts prior to the split related to earnings, options and outstanding shares have been retroactively restated as if the split had occurred as of January 1, 2000.
     In accordance with plan provisions, effective December 14, 2001, the ESOP loan was paid by the trust and each related preferred share was converted into 1.1552 common shares, which were issued out of treasury stock.
These common shares were transferred to the company's 401(k) plan under which the employees have the option to convert them to other investments.
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
Company contributions for this plan were approximately $1.9 million in 2002, $1.8 million in 2001 and
$1.9 million in 2000.

Accumulated Other Comprehensive Loss
The activity related to accumulated other comprehensive loss was as follows:

                                                              Minimum                            Accumulated
                                             Foreign          Pension           Effective           Other
                                            Currency         Liability          Financial       Comprehensive
($ in millions)                            Translation      (net of tax)      Derivatives(a)        Loss
                                         ---------------   ---------------   ---------------   ---------------

December 31, 1999                          $    (24.6)       $     (2.1)        $     -          $    (26.7)
2000 change                                      (3.2)              0.2               -                (3.0)
                                         ---------------   ---------------   ---------------   ---------------
December 31, 2000                               (27.8)             (1.9)              -               (29.7)
2001 change                                      (2.1)             (3.8)             (8.1)            (14.0)
                                         ---------------   ---------------   ---------------   ---------------
December 31, 2001                               (29.9)             (5.7)             (8.1)            (43.7)
2002 change                                       7.0             (99.2)             (2.4)            (94.6)
                                         ---------------   ---------------   ---------------   ---------------
December 31, 2002                          $    (22.9)       $   (104.9)        $   (10.5)       $   (138.3)
                                         ===============   ===============   ===============   ===============

(a)  Please refer to Note 15 for a discussion of the company's use of derivative financial instruments.

     The minimum pension liability component of other comprehensive loss increased significantly in 2002 due to poor stock market performance causing lower than expected pension plan assets and the use of a lower discount rate in the determination of benefit obligations (presented in further detail in Note 12). The change in the minimum pension liability is presented net of related tax benefit of $63.3 million, $2.1 million and $1.4 million for the years ended December 31, 2002, 2001 and 2000, respectively. No tax benefit has been provided on the foreign currency translation loss component for any period, as the undistributed earnings of the company's foreign investments will continue to be reinvested.

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
     Ball adopted a Deposit Share Program in March 2001 that, by matching purchased shares with restricted shares, encourages certain senior management employees and outside directors to invest in Ball stock. In general, participants have until March 2003 to acquire shares in order to receive the matching restricted shares grants.
Also, in general, restrictions on the matching shares lapse at the end of four years from date of grant, or earlier if established share ownership guidelines are met and if the qualifying purchased shares are not sold or transferred prior to that time. As of December 31, 2002, there were a total of 586,643 shares available for grant under this program, of which 478,877 have been granted. This plan is accounted for as a variable plan where expense is recorded based upon the current market price of the company's common stock until restrictions lapse.
The company recorded $6 million and $1.3 million of expense in connection with this program in 2002 and 2001, respectively. The increase in 2002 compared to 2001 is the result of the timing of the share grants as well as the higher price of Ball stock.
     The company also granted 260,000 shares of restricted stock to certain management employees during 1998 at a price of $17.50 per share. By December 31, 2001, all restrictions on these shares had lapsed based on the company achieving certain standards of performance.
     A summary of stock option activity for the years ended December 31 follows (retroactively restated for the two-for-one stock split):

                                             2002                         2001                         2000
                                  ---------------------------  ---------------------------  ---------------------------
                                                  Weighted                     Weighted                      Weighted
                                                   Average                      Average                       Average
                                    Number of     Exercise       Number of     Exercise       Number of      Exercise
                                     Shares        Price          Shares        Price          Shares         Price
                                  ------------- -------------  ------------- -------------  ------------- -------------

Outstanding at beginning of year    3,783,538      $19.252       4,308,510      $17.297       3,853,590      $17.329
Tier A options exercised             (864,670)      18.521      (1,186,986)      15.513        (184,584)      13.352
Tier B options exercised             (161,000)      12.188        (215,000)      12.188           -             -
Tier A options granted                559,350       47.490         976,684       21.960         760,750       16.531
Tier A options canceled              (108,471)      24.000         (99,670)      20.857        (121,246)      19.506
                                  -------------                -------------                -------------
Outstanding at end of year          3,208,747       24.565       3,783,538       19.252       4,308,510       17.297
                                  -------------                -------------                -------------
Exercisable at end of year          1,581,302       19.033       1,951,746       17.567       2,516,980       15.863
                                  -------------                -------------                -------------
Reserved for future grants          1,647,279                    2,315,876                    3,566,978
                                  -------------                -------------                -------------

Additional information regarding options outstanding at December 31, 2002, follows:

                                                            Exercise Price Range
                                     -------------------------------------------------------------
                                         $12.188-$17.969     $21.225-$27.563         $47.490           Total

  Number of options outstanding             1,382,517           1,278,730            547,500         3,208,747
  Weighted average exercise price             $16.780             $23.168            $47.490           $24.565
  Weighted average remaining
    contractual life                       5.76 years          7.46 years         9.32 years        7.04 years

  Number of shares exercisable              1,089,263             492,039                 -          1,581,302
  Weighted average exercise price             $16.847             $23.873                 -            $19.033

     These options cannot be traded in any equity market. However, based on the Black-Scholes option pricing model, adapted for use in valuing compensatory stock options in accordance with SFAS No. 123, Tier A options granted in 2002, 2001 and 2000 have estimated weighted average fair values at the date of grant of $16.57,
$7.80 per share and $6.08 per share, respectively. Under the same methodology, Tier B options granted during 1997 have an estimated weighted average fair value at the date of grant of $4.27 per share. The actual value an employee may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. Consequently, there is no assurance that the value realized by an employee will be at or near the value estimated. The fair values were estimated using the following weighted average assumptions:

                                                    2002 Grants          2001 Grants          2000 Grants
                                                  ----------------     ----------------     ----------------

Expected dividend yield                                  0.70%                0.91%                1.30%
Expected stock price volatility                         34.92%               33.75%               32.43%
Risk-free interest rate                                  4.57%                4.84%                6.36%
Expected life of options                            4.75 years           5.25 years            5.5 years

     Ball accounts for its stock-based employee compensation programs using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." If we had elected to recognize compensation based upon the calculated fair value of the options granted after 1994, pro forma net earnings and earnings per share would have been:

                                                                        Years ended December 31,
                                                          --------------------------------------------------
($ in millions, except per share amounts)                     2002               2001               2000
                                                          ------------       ------------       ------------

As reported:
   Stock-based compensation cost, net of tax                $   4.2            $   2.4            $   1.0
   Net earnings (loss)                                        156.1              (99.2)              68.2
   Basic earnings (loss) per share                             2.77              (1.85)              1.13
   Diluted earnings (loss) per share                           2.71              (1.85)              1.07

Pro forma results:
   Stock-based compensation cost, net of tax                $   8.0            $   6.0            $   3.6
   Net earnings (loss)                                        152.3             (102.8)              65.6
   Basic earnings (loss) per share                             2.71              (1.92)              1.09
   Diluted earnings (loss) per share                           2.64              (1.92)              1.03

14.  Earnings per Share
The following table provides additional information on the computation of earnings per share amounts. Share and per share information have been retroactively restated for the two-for-one stock split discussed in Note 13.

                                                                              Years ended December 31,
                                                                   ----------------------------------------------
($ in millions, except per share amounts)                              2002             2001             2000
                                                                   ------------     ------------     ------------

Basic Earnings per Share
Earnings (loss) before extraordinary item                            $   159.3        $   (99.2)       $    68.2
Extraordinary loss from early debt extinguishment, net of tax             (3.2)             -                -
                                                                   ------------     ------------     ------------
Net earnings (loss)                                                      156.1            (99.2)            68.2
Preferred dividends, net of tax                                            -               (2.0)            (2.6)
                                                                   ------------     ------------     ------------
Earnings (loss) attributable to common shareholders                  $   156.1        $  (101.2)       $    65.6
                                                                   ============     ============     ============

Weighted average common shares (000s)                                   56,317           54,880           58,080
                                                                   ============     ============     ============

Basic earnings per share:
  Earnings (loss) before extraordinary item                          $    2.83        $   (1.85)       $    1.13
  Extraordinary loss from early debt extinguishment, net of tax          (0.06)             -                -
                                                                   ------------     ------------     ------------
  Basic earnings (loss) per share                                    $    2.77        $   (1.85)       $    1.13
                                                                   ============     ============     ============

Diluted Earnings per Share
Earnings (loss) before extraordinary item                            $   159.3        $   (99.2)       $    68.2
Extraordinary loss from early debt extinguishment, net of tax             (3.2)             -                -
                                                                   ------------     ------------     ------------
Net earnings (loss)                                                      156.1            (99.2)            68.2
Adjustments for deemed ESOP cash contribution
   in lieu of the ESOP Preferred dividend                                  -               (1.4)            (2.0)
                                                                   ------------     ------------     ------------
Adjusted earnings (loss) attributable to common shareholders         $   156.1        $  (100.6)       $    66.2
                                                                   ============     ============     ============

Weighted average common shares (000s)                                   56,317           54,880           58,080
Effect of dilutive securities:
   Dilutive effect of stock options and restricted shares                1,221              896              512
   Common shares issuable upon conversion of the
       ESOP Preferred stock                                                -              3,082            3,442
                                                                   ------------     ------------     ------------
Weighted average shares applicable to diluted earnings per share        57,538           58,858           62,034
                                                                   ============     ============     ============

Diluted earnings per share:
  Earnings (loss) per share before extraordinary item                $    2.77        $   (1.85)       $    1.07
  Extraordinary loss from early debt extinguishment, net of tax          (0.06)            -                -
                                                                   ------------     ------------     ------------
  Diluted earnings (loss) per share                                  $    2.71        $   (1.85)       $    1.07
                                                                   ============     ============     ============

     The following options have been excluded for the respective years from the computation of the diluted earnings per share calculation since they were anti-dilutive (i.e., the exercise price exceeded the average closing market price of common stock for the year):

        Exercise Price        Expiration            2002                2001                2000
       ---------------     ---------------     ---------------     ---------------     ---------------

         $  17.500              2008                      -                   -             490,000
            17.813              2005                      -                   -             257,700
            17.969              2008                      -                   -             561,100
            22.156              2008                      -                   -             197,500
            27.563              2009                      -             403,470             484,676
            47.490              2012                459,750                   -                   -
            Various             Various                   -                   -              71,892
                                               ---------------     ---------------     ---------------
            Total                                   459,750             403,470           2,062,868
                                               ===============     ===============     ===============

15.  Financial Instruments and Risk Management

Policies and Procedures
In the ordinary course of business, we employ established risk management policies and procedures to reduce our exposure to commodity price changes, changes in interest rates, fluctuations in foreign currencies and the company's common share repurchase program. Although the instruments utilized involve varying degrees of credit and interest risk, the counter parties to the agreements are financial institutions, which are expected to perform fully under the terms of the agreements.

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
     At December 31, 2002, the company had aluminum forward contracts with notional amounts of $321 million hedging its aluminum purchase contracts. These forward contract agreements expire in less than one year and up to two years. Included in shareholders' equity at December 31, 2002, within accumulated other comprehensive loss, is a net loss of $10 million associated with these contracts, $9 million of which is expected to be recognized in the consolidated statement of earnings during 2003 and will be offset by higher revenue from customer fixed price sales contracts. At December 31, 2001, the company had aluminum forward contracts with notional amounts of
$249 million hedging the aluminum in the aluminum purchase contracts.
     The company's equity joint ventures also had aluminum forward contracts with notional amounts of $25 million and $29 million hedging aluminum purchase contracts at December 31, 2002 and 2001, respectively. The forward contract agreements at December 31, 2002, expire at various times within one year.

Interest Rate Risk
Our objective in managing our exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we use a variety of interest rate swaps, collars and options to manage our mix of floating and fixed-rate debt. Interest rate instruments held by the company at December 31, 2002, included pay-floating and pay-fixed interest rate swaps and interest rate caps. Pay-fixed swaps effectively convert variable rate obligations to fixed rate instruments. Pay-floating swaps effectively convert fixed-rate obligations to variable rate instruments. Swap agreements expire at various times up to four years.
     Interest rate swap agreements outstanding at December 31, 2002, had notional amounts of $75 million at a floating rate and $185 million at a fixed rate, or a net fixed position of $110 million. Approximately
$0.2 million of net loss associated with these contracts is included in other accumulated comprehensive loss at
December 31, 2002. Of this amount approximately $0.7 million is expected to be recognized in the consolidated statement of earnings during 2003. The company also had an interest rate cap on Eurolibor interest rates with a notional amount of €50 million. The fair value was not material at December 31, 2002. At December 31, 2001, the agreements had notional amounts of $210 million at a floating rate and $442 million at a fixed rate, or a net fixed position of $232 million.
     The fair value of all non-derivative financial instruments approximates their carrying amounts with the exception of long-term debt. Rates currently available to the company for loans with similar terms and maturities are used to estimate the fair value of long-term debt based on discounted cash flows. The fair value of derivatives generally reflects the estimated amounts that we would pay or receive upon termination of the contracts at December 31, 2002 and 2001, taking into account any unrealized gains and losses on open contracts.

                                                               2002                               2001
                                                  ------------------------------     -------------------------------
                                                    Carrying           Fair            Carrying           Fair
($ in millions)                                      Amount            Value            Amount            Value
                                                  ------------      ------------     ------------      -------------
Long-term debt                                      $ 1,913.0         $ 1,943.4        $ 1,016.1         $ 1,042.2
Unrealized net loss on derivative
   contracts relating to debt                             -                (1.7)             -                (6.1)

Foreign Currency Exchange Rate Risk
Our objective in managing exposure to foreign currency fluctuations is to protect foreign cash flow and reduce earnings volatility associated with foreign exchange rate changes through the use of cash flow hedges. Our primary foreign currency risk exposures result from the strengthening of the U.S. dollar against the euro,
British pound, Canadian dollar and Chinese renminbi. We face currency exposures in our global operations as a result of maintaining U.S. dollar debt and payables in foreign countries. We use forward contracts to manage our foreign currency exposures and, as a result, gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets and liabilities. Contracts outstanding at December 31,
2002, expire in less than one year and their fair value was not significant.

Common Share Repurchase Program
In connection with the company's ongoing share repurchase program, from time to time we sell put options which give the purchaser of those options the right to sell shares of the company's common stock to the company on specified dates at specified prices upon the exercise of those options. The put option contracts allow us to determine the method of settlement, either in cash or shares.  As such, the contracts are considered equity instruments and changes in the fair value are not recognized in our financial statements. Our objective in selling put options is to lower the average purchase price of acquired shares in connection with the share repurchase program. At December 31, 2002, there were put option contracts outstanding for 100,000 shares at an
average price of $46.50 per share.   During 2002 we received $0.7 million in premiums for option contracts of which all are still outstanding.  The premiums received are shown as a reduction in treasury stock.
     Also in connection with the ongoing share repurchase program, in 2001 we entered into a forward share repurchase agreement to purchase shares of the company's common stock.  Under this agreement, we purchased
736,800 shares in January 2002 an average price of $33.58 per share; 313,400 shares in April 2002 at an average price of $38.95 per share; 195,600 shares in July 2002 at an average price of $45.49 per share and 189,900 shares in December 2002 at an average price of $45.67 per share. No commitments to purchase shares existed at
December 31, 2002.

16.  Quarterly Results of Operations (Unaudited)
The company's fiscal quarters end on the Sunday nearest the calendar quarter end. The fiscal years end on
December 31.

2002 Quarterly Information
The fourth quarter of 2002 included income of $2.3 million related to business consolidation activities and an after-tax extraordinary loss from the early extinguishment of debt of $3.2 million. Other than these two items, fluctuations in sales and earnings for the quarters in 2002 reflected the normal seasonality of the business as well as the number of days in each fiscal quarter.

2001 Quarterly Information
During the second quarter of 2001, the company recorded a $237.7 million pretax charge ($185 million after tax and minority interest impact) for the reorganization of its business in the PRC as well as a $16 million pretax charge associated with the cessation of operations in two commercial aerospace and technologies developmental product lines. A fourth quarter pretax charge of $24.7 million was recorded in connection with the closure of a comparatively high cost beverage can manufacturing facility. This charge was partially offset by a $7.2 million
($4 million after tax) reversal of the second quarter 2001 charge, primarily due to original estimates exceeding actual net costs as activities were concluded.

($ in millions except per share amounts)          First         Second          Third          Fourth
                                                 Quarter        Quarter        Quarter         Quarter         Total
                                               -----------    -----------    -----------     -----------    -----------
2002
Net sales                                       $   875.9      $ 1,034.2      $ 1,038.6       $   910.2      $ 3,858.9
                                               -----------    -----------    -----------     -----------    -----------
Gross profit(a)                                      97.3          137.0          138.4           118.2          490.9
                                               -----------    -----------    -----------     -----------    -----------
Earnings before extraordinary item                   27.5           49.9           50.0            31.9          159.3
Extraordinary loss from early debt
   extinguishment, net of tax                         -              -              -              (3.2)          (3.2)
                                               -----------    -----------    -----------     -----------    -----------
Net earnings                                    $    27.5      $    49.9      $    50.0       $    28.7      $   156.1
                                               ===========    ===========    ===========     ===========    ===========
Basic earnings per share:
   Earnings before extraordinary item           $    0.49      $    0.89      $    0.89       $    0.57      $    2.83
   Extraordinary loss from early debt
     extinguishment, net of tax                       -              -              -             (0.06)         (0.06)
                                               -----------    -----------    -----------     -----------    -----------
   Basic earnings per share                     $    0.49      $    0.89      $    0.89       $    0.51      $    2.77
                                               ===========    ===========    ===========     ===========    ===========

Diluted earnings per share:
   Earnings before extraordinary item           $    0.48      $    0.87      $    0.87       $    0.56      $    2.77
   Extraordinary loss from early debt
     extinguishment, net of tax                       -              -              -             (0.06)         (0.06)
                                               -----------    ----------- -- ----------- --- ----------- -- -----------
   Diluted earnings per share                   $    0.48      $    0.87      $    0.87       $    0.50      $    2.71
                                               ===========    ===========    ===========     ===========    ===========

2001
Net sales                                       $   850.0      $   992.6      $ 1,000.5       $   843.0      $ 3,686.1
                                               -----------    -----------    -----------     -----------    -----------
Gross profit(a)                                      95.1          107.0          116.1            94.9          413.1
                                               -----------    -----------    -----------     -----------    -----------
Net earnings (loss)                                  18.5         (162.1)          36.3             8.1          (99.2)
Preferred dividends, net of tax                      (0.6)          (0.6)          (0.6)           (0.2)          (2.0)
                                               -----------    -----------    -----------     -----------    -----------
Earnings (loss) attributable to common
   shareholders                                 $    17.9      $  (162.7)     $    35.7       $     7.9      $  (101.2)
                                               ===========    ===========    ===========     ===========    ===========

Basic earnings (loss) per share (b)             $    0.33      $   (2.96)     $    0.65       $    0.14      $   (1.85)
                                               ===========    ===========    ===========     ===========    ===========

Diluted earnings (loss) per share (b)           $    0.31      $   (2.96)     $    0.61       $    0.14      $   (1.85)
                                               ===========    ===========    ===========     ===========    ===========

(a)  Gross profit is shown after depreciation and amortization of $137.6 million and $130.8 million for the years ended December 31, 2002 and 2001, respectively.
(b)  Amounts have been retroactively restated for the two-for-one stock split discussed in Note 13.

     Earnings per share calculations for each quarter are based on the weighted average shares outstanding for that period. As a result, the sum of the quarterly amounts may not equal the annual earnings per share amount.
The diluted loss per share for the year 2001 and the second quarter of 2001 is the same as the net loss per basic share because the assumed exercise of dilutive securities would have been antidilutive, in effect reducing losses per share.

17.  Research and Development
Research and development costs are expensed as incurred in connection with the company's internal programs for the development of products and processes. Costs incurred in connection with these programs, the majority of which is included in cost of sales, amounted to $18.8 million, $14.9 million and $14.4 million for the years
2002, 2001 and 2000, respectively. The majority of these costs were incurred in the company's aerospace and technologies segment.

18.  Contingencies
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
     The company produces satellites and space instrumentation for, among others, NASA and the scientific community. The company also produces navigation and cryogenic equipment that are standard equipment on every space shuttle mission. At this time, the company anticipates minimal effect on its results from the loss of the space shuttle Columbia on February 1, 2003.
     Our operations in Germany are subject to packaging legislation that exempts one-way containers from a mandatory deposit fee as long as returnable containers maintain at least a 72 percent market share. After the market share dropped below this mandated level, regulators imposed a mandatory deposit fee on cans and other non-refillable containers effective January 1, 2003, although an effective container return system is not expected to be in place until October 2003, at the earliest. It is too soon to determine the long-term impact the deposit fee will have on sales in Germany, but in the interim, we temporarily reduced production at our German plants in response to lower demand.

Five-Year Review of Selected Financial Data
Ball Corporation and Subsidiaries

--------------------------------------------    ----------    ----------    ----------    ----------    ----------
($ in millions, except per share amounts)          2002          2001          2000          1999          1998
--------------------------------------------    ----------    ----------    ----------    ----------    ----------

Net sales                                        $3,858.9      $3,686.1      $3,664.7      $3,707.2      $2,995.7

Earnings (loss) before extraordinary item
  and cumulative effect of accounting               159.3         (99.2)         68.2         104.2          32.0
  change (1)
Early debt extinguishment costs, net of tax          (3.2)          -             -             -           (12.1)
Cumulative effect of accounting
  change, net of tax                                  -             -             -             -            (3.3)
                                                ----------    ----------    ----------    ----------    ----------
Net earnings (loss) (1)                             156.1         (99.2)         68.2         104.2          16.6
Preferred dividends, net of tax                       -            (2.0)         (2.6)         (2.7)         (2.8)
                                                ----------    ----------    ----------    ----------    ----------
Earnings (loss) attributable to common
  shareholders (1)                               $  156.1      $ (101.2)     $   65.6      $  101.5      $   13.8
                                                ==========    ==========    ==========    ==========    ==========
Return on average common shareholders' equity       31.3%       (17.7)%         10.1%         16.2%          2.3%
--------------------------------------------    ----------    ----------    ----------    ----------    ----------

Basic earnings per share: (1)(2)
Earnings (loss) before extraordinary item
  and cumulative effect of accounting            $   2.83      $  (1.85)     $   1.13      $   1.68      $   0.48
  change
Early debt extinguishment costs, net of tax         (0.06)            -             -             -         (0.20)
Cumulative effect of accounting
  change, net of tax                                    -             -             -             -         (0.05)
                                                ----------    ----------    ----------    ----------    ----------
Basic earnings (loss) per share                  $   2.77      $  (1.85)     $   1.13      $   1.68      $   0.23
                                                ==========    ==========    ==========    ==========    ==========
Weighted average common shares outstanding
  (000s) (2)                                       56,317        54,880        58,080        60,340        60,776
--------------------------------------------    ----------    ----------    ----------    ----------    ----------

Diluted earnings per share: (1)(2)
Earnings (loss) before extraordinary item
  and cumulative effect of accounting            $   2.77      $  (1.85)     $   1.07      $   1.58      $   0.46
  change
Early debt extinguishment costs, net of tax         (0.06)            -             -             -         (0.19)
Cumulative effect of accounting
  change, net of tax                                    -             -             -             -         (0.05)
                                                ----------    ----------    ----------    ----------    ----------
Diluted earnings (loss) per share                $   2.71      $  (1.85)     $   1.07      $   1.58      $   0.22
                                                ==========    ==========    ==========    ==========    ==========
Diluted weighted average common
  shares outstanding (000s) (2)                    57,538        58,858        62,034        64,900        65,184
--------------------------------------------    ----------    ----------    ----------    ----------    ----------

Property, plant and equipment additions          $  158.4      $   68.5      $   98.7      $  107.0      $   84.2
Depreciation and amortization                    $  149.2      $  152.5      $  159.1      $  162.9      $  145.0
Total assets                                     $4,132.4      $2,313.6      $2,649.8      $2,732.1      $2,854.8
Total interest bearing debt and capital
  lease obligations                              $1,981.0      $1,064.1      $1,137.3      $1,196.7      $1,356.6
Common shareholders' equity                      $  492.9      $  504.1      $  639.6      $  655.2      $  594.6
Capitalization (3)                               $2,220.3      $1,494.8      $1,808.7      $1,871.5      $1,969.2
Net debt to capitalization (3)                      77.5%         65.6%         60.6%         60.9%         66.0%
Cash dividends (2)                               $   0.36      $   0.30      $   0.30      $   0.30      $   0.30
Book value (2)                                   $   8.69      $   8.72      $  11.40      $  10.99      $   9.76
Market value (2)                                 $  51.19      $  35.35         23.03         19.69      $  22.88
Annual return to common shareholders (4)            46.0%         55.3%         19.2%       (12.7)%         31.4%
Working capital                                  $  155.6      $  218.8      $  310.2      $  225.7      $  198.0
Current ratio                                        1.15          1.38          1.47          1.34          1.29
--------------------------------------------    ----------    ----------    ----------    ----------    ----------

(1)  Includes business consolidation costs and other items affecting comparability of pretax income of $2.3 million in 2002 and pretax expense of $271.2 million, $76.4 million and $73.9 million in 2001, 2000 and 1998, respectively.
(2)  Amounts have been retroactively restated for a two-for-one stock split, which was effective on February 22, 2002.
(3)  Capitalization is defined as the total of net debt, minority interests and shareholders' equity. Net debt is total debt less cash and cash equivalents.
(4)  Change in stock price plus dividend yield assuming reinvestment of dividends.

Quarterly Stock Prices and Dividends

Quarterly prices for the company's common stock, as reported on the composite tape, and quarterly dividends in 2002 and 2001 were:

                            2002                                      2001
                             1st      2nd      3rd     4th             1st      2nd      3rd      4th
                           Quarter  Quarter  Quarter  Quarter        Quarter  Quarter  Quarter  Quarter
                           -------  -------  -------  -------        -------  -------  -------  -------
High                       $ 48.05  $ 51.89  $ 54.40  $ 53.09        $ 24.41  $ 25.58  $ 30.60  $ 36.06
Low                          32.60    38.85    32.82    44.88          19.04    21.05    23.03    27.63
Dividends per share           0.09     0.09     0.09     0.09          0.075    0.075    0.075    0.075

   Amounts have been retroactivity restated for a two-for-one stock split, which was effective on February 22, 2002.