Form 10-K, Exhibit 13
period 2003-12-31
BALL CORP
filed 2004-03-12
CIK 9389

Exhibit 13.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Ball Corporation and Subsidiaries

Ball Corporation and subsidiaries are referred to collectively as “Ball,” “the company,” “we” and “our” in the following discussion and analysis.

Management’s discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying notes.

Business Overview

Ball Corporation is one of the world’s leading suppliers of metal and plastic packaging to the beverage and food industries. Our packaging products are produced for a variety of end uses and are manufactured in 50 plants around the world. We also supply aerospace and other technologies and services to government and commercial customers.

        We sell our packaging products primarily to major beverage and food producers with which we have developed long-term customer relationships. This is evidenced by our high customer retention and our large number of long-term supply contracts. While we have diversified our customer base, we do sell a majority of our packaging products to relatively few major beverage and food companies in North America, Europe and the People’s Republic of China (PRC). Because of our customer concentration, our business, financial condition and results of operations could be adversely affected by the loss of a major customer or a change in a supply agreement with a major customer, although our long-term customer relationships and contracts mitigate this risk.

        The can manufacturing industry in the U.S. and Canada is relatively mature and industry share is gained or lost among a small group of competitors. Sales and earnings are improved by reducing our costs, developing and enhancing products and increasing pricing where possible. European demand, however, is still expanding, particularly in eastern and southern Europe. We plan to capitalize on this growth by building a new beverage can manufacturing plant in Belgrade, Serbia, which will service these rapidly growing regions.

        Following the acquisition of Ball Packaging Europe in December 2002, our revenues outside of North America now account for more than 20 percent of consolidated net sales. Prior to 2003, revenues and net earnings in the packaging segments were impacted more by weather patterns than by economic changes. However, due to the increase in our European revenues, our consolidated earnings have become more exposed to foreign exchange rate fluctuations. We attempt to mitigate this exposure through the use of derivative financial instruments, as discussed in the “Financial Instruments and Risk Management” section. The acquisition of Ball Packaging Europe also brought another challenge with the German government’s imposition at the beginning of 2003 of a mandatory deposit on most non-refillable beverage containers. The mandatory deposit situation, which is discussed in more detail in the “International Packaging” section, cost Ball Packaging Europe a significant loss of sales in 2003. While we are hopeful this situation will improve in the future, we are doing what we can to adjust in the interim.

        The primary customers for the products and services provided by our aerospace and technologies segment are U.S. government agencies or their prime contractors. These sales represented approximately 96 percent of segment sales in 2003 and 10 percent of Ball’s consolidated net sales. Our government work has increased significantly in recent years and our contracted backlog was at a record year-end level of $644 million at the end of 2003. It is possible that congressional budget reductions or changes in agency budgets could limit future funding and new contract awards.

        We recognize sales under long-term contracts in the aerospace and technologies segment using the cost-to-cost, percentage of completion method. Our contracts typically consist of approximately two-thirds cost-plus contracts, which are billed at our costs plus an agreed upon profit component, and approximately one-third fixed price contracts. Throughout the period of contract performance, we regularly reevaluate and, if necessary, revise our estimates of total contract revenue, total contract cost and progress toward completion. Because of contract payment schedules, limitations on funding and other contract terms, our sales and accounts receivable generally include amounts that have been earned but not yet billed.

        Management uses various measures to evaluate company performance. Among the financial measures we use are earnings before interest and taxes, or EBIT, earnings per share, return on investment, cost of capital, free cash flow (generally defined by the company as cash flow from operating activities less capital expenditures) and economic value added. Nonfinancial measures in the packaging segments include production spoilage rates, quality control measures and production and shipment volumes. Other measures used to evaluate performance in the aerospace and technologies segment include contract revenue realization, award and incentive fees realized, proposal win rates and backlog, including awarded, contracted and funded.

        We recognize that attracting and retaining quality employees is critically important to the success of Ball and, because of this, we work to pay employees competitively and encourage their ownership in the company’s common stock. For most management employees, a portion of compensation is at risk as an incentive, dependent upon operating performance. For more senior positions, more compensation is at risk. Through our employee stock purchase plan and 401(k) plan, which matches employee contributions in Ball common stock, many employees, regardless of organizational level, have additional opportunities to participate as Ball shareholders. In 2004 we are expanding our employee stock purchase program to Ball Packaging Europe employees.

Consolidated Sales and Earnings

Ball’s operations are organized along its product lines and include three segments – North American packaging, international packaging and aerospace and technologies. We also have investments in companies in the U.S., the PRC and Brazil, which are accounted for using the equity method of accounting, and accordingly, those results are not included in segment sales or earnings.

North American Packaging

North American packaging consists of operations located in the U.S. and Canada, which manufacture metal container products, used primarily in beverage and food packaging, and PET (polyethylene terephthalate) plastic container products, used principally in beverage packaging. This segment decreased from 84 percent of consolidated net sales in 2002 to 67 percent in 2003 due to the addition of Ball Packaging Europe.

Metal Beverage Container Sales

North American metal beverage container sales, which represented 69 percent of segment sales in 2003, were slightly higher than in 2002. Higher can end volumes related to Ball’s acquisition of Metal Packaging International, Inc. (MPI) in March 2003 (discussed below) were offset by the negative impact of adverse weather conditions in several regions of the country. Based on publicly available industry information, we estimate that shipments for our metal beverage container product line were approximately 31 percent of total U.S. and Canadian shipments in 2003.

        On March 11, 2003, we acquired MPI, a manufacturer of aluminum beverage can ends, for $28 million. MPI produced just over 2 billion beverage can ends per year, primarily for soft drink companies, and had sales of approximately $42 million in 2002. The former MPI plant, which was located in Northglenn, Colorado, was closed during the second quarter of 2003 and the volumes were consolidated into other Ball facilities.

        North American metal beverage container sales increased 3 percent in 2002 compared to 2001, partially as a result of Ball’s agreement with Coors Brewing Company (Coors), effective January 1, 2002, under which substantially all of Coors’ can requirements for its Shenandoah, Virginia, filling location are manufactured at Ball facilities and sold to Coors. Sales under this agreement began in the first quarter of 2002. North American beverage container operating margins were higher as a result of plants operating at or near full capacity coupled with improved sales prices. In mid-December 2001 we ceased production at the Moultrie, Georgia, beverage can plant; its production of one billion cans per year was consolidated into other Ball plants.

        Through Rocky Mountain Metal Container, LLC, a 50/50 joint venture which is accounted for as an equity investment, Ball and Coors operate Coors’ can and end manufacturing facilities in Golden, Colorado. The joint venture supplies Coors with beverage cans and ends for its Golden, Colorado, and Memphis, Tennessee, breweries and supplies ends to its Shenandoah, Virginia, filling location.

Metal Food Container Sales

North American metal food container sales, which comprised 20 percent of segment sales in 2003, were 3 percent higher than 2002 sales. Sales were unfavorably impacted by competitive pricing, wetter than normal weather in the Midwest growing region and by the extended start-up of a new two-piece food can line in our Milwaukee plant. The new line, which can produce over one billion cans per year, became fully operational during the fourth quarter of 2003. This capacity allows our food container plants to accommodate a multi-year contract with Abbot Laboratories’ Ross Products Division, the makers of a broad range of pediatric and adult nutritional products, as well as to convert some existing three-piece can products to two-piece food cans. We estimate our 2003 shipments of 5.8 billion cans to be approximately 17 percent of total U.S. and Canadian metal food container shipments, based on publicly available industry information.

        Metal food container sales in 2002 were essentially flat compared to those in 2001, which were at record levels. Sales in 2002 were affected by a combination of droughts and floods in the U.S., which negatively impacted our fruit and vegetable processor customers, and the lowest salmon pack in the Pacific Northwest in over a decade.

        The company is in purchase negotiations with ConAgra Grocery Products Company (ConAgra) related to the future of Ball Western Can Company, LLC, its 50/50 joint venture with Ball that operates a food can manufacturing plant in Oakdale, California. The joint venture had been scheduled to terminate on December 31, 2003, but has been extended while negotiations continue. The current negotiations contemplate Ball purchasing ConAgra’s interest in Ball Western Can and providing containers to ConAgra’s packaging locations in California under a long-term supply agreement. These negotiations are expected to be completed in the first quarter of 2004.

Plastic Container Sales

Plastic container sales, which accounted for 11 percent of segment sales in 2003, increased 6 percent compared to 2002 sales, which were higher than 2001 sales by 21 percent. The 2003 increase in sales, which are predominantly to water and carbonated soft drink customers, was made possible by the addition of four plastic bottle blow-molding production lines during the latter part of 2002. Competitive pricing pressure and cold and wet weather conditions on the East Coast and in the Midwest contributed to lower than expected sales. In response to the lower than anticipated sales, we reduced production at certain plants, and reduced the work force and idled some of the equipment at our Watertown, Wisconsin, plastic container plant. We estimate our 2003 shipments of 5.5 billion plastic containers to be approximately 8 percent of total U.S. and Canadian plastic container shipments.

        The increase in plastic container sales in 2002 compared to 2001 was driven by growth in production volumes as well as the company’s acquisition of Wis-Pak Plastics, Inc., in December 2001. Overall operating margins also improved as a result of lower energy, freight and warehousing costs, despite higher operating costs and increased freight between plants in the third quarter as a result of extremely low inventory levels.

North American Packaging Segment Earnings

Operating margins in the North American packaging segment were slightly lower in 2003 than in 2002. Operating margins in 2003 were negatively impacted by approximately $11 million of start-up costs associated with the new two-piece food can line in Milwaukee. Additionally, pricing pressures on food cans and plastic containers have eroded margins compared to 2002. Margins were slightly improved through operating efficiencies, lower spoilage and stringent cost management, particularly in our metal beverage container plants. The metal food and plastic container plants will continue to focus on improving segment margins in 2004 through similar cost reduction programs.

        The North American packaging earnings results over the past three years include various restructuring activities, which were undertaken to improve our operations. In February 2003 we announced the closure of our Blytheville, Arkansas, metal food container plant to address decreased demand for three-piece welded cans. The plant was closed in the second quarter of 2003 and its operations were consolidated into our Springdale, Arkansas plant. In connection with the closure, a charge of $1.9 million ($1.2 million after tax) was recorded in the first quarter of 2003, partially offset by a $0.5 million gain on the sale of a Canadian plant that was included in a restructuring charge taken in 2000. The $1.9 million charge included estimated employee costs, decommissioning costs and an impairment charge on related fixed assets.

        In December 2002 Ball announced the relocation of its plastic container office and research and development facility from Georgia to Colorado. In connection with the relocation, we recorded a pretax charge in 2002 of $1.6 million ($1 million after tax) for employee termination and decommissioning costs and impairment of the leasehold improvements. The office relocation was completed in 2003 and the R&D facility relocation is expected to be completed by the end of 2004. The cost of relocating employees is being charged to current period earnings and totaled $2.7 million in 2003.

        In December 2001 we closed our Moultrie, Georgia, beverage can plant to address overcapacity in the North American beverage can industry. A pretax charge of $24.7 million was recorded in 2001 in connection with this closure. A $1.6 million gain was recorded in the fourth quarter of 2003 when the facility was sold for more than the original estimate and final employee costs were less than anticipated.

International Packaging

International packaging includes the production and sale of metal beverage container products manufactured in Europe and Asia as well as plastic containers manufactured and sold in Asia. This segment increased from 3 percent of consolidated net sales in 2002 to 22 percent in 2003 due to the acquisition of Ball Packaging Europe on December 19, 2002.

Europe

Ball Packaging Europe, which represents approximately one-third of the total European metal beverage can manufacturing capacity, has manufacturing plants located in Germany, the United Kingdom, France, the Netherlands and Poland. European sales of $1 billion in 2003 benefited from a strong euro, but were negatively affected by the January 1, 2003, imposition of a mandatory deposit on one-way metal, PET and glass beverage containers (for beer, carbonated soft drinks and water) in Germany, where four of Ball Packaging Europe’s plants are located. While sales volumes to German customers from our European plants were down approximately 2.2 billion cans in 2003 from prior year levels, warm weather conditions in much of Europe and the continued growth in beverage can usage in eastern and southern Europe have helped to increase volumes in other countries. Ball plans to begin construction in 2004 on a new beverage can plant in Belgrade, Serbia, to serve the growing demand for beverage cans in southern and eastern Europe.

        Due to political and legal uncertainties in Germany, no nationwide system for returning the containers was in place at the time the mandatory deposit was imposed and many retailers stopped carrying beverages in non-refillable containers. The situation is not expected to improve until the deposit is eliminated by once again meeting the mandatory refill quotas or until it is resolved by various courts, intervention by the European Union or by the implementation of a nationwide return system. We have responded by reducing beverage can production at our German plants, implementing aggressive cost reduction measures, entering into price increase negotiations and increasing exports from Germany to other European nations. We also closed a plant in the United Kingdom, delayed capital investment projects in France and Poland and are converting one of our steel can production lines in Germany to aluminum in order to facilitate additional can exports.

PRC

Sales in the PRC in 2003 were relatively flat compared to 2002. Earnings before taxes were significantly improved over the prior year due largely to cost reduction initiatives resulting from the business consolidation actions taken in 2001 (discussed below). Sales in the PRC in 2002 were lower than those in 2001 due to the sale of the general line can business and other PRC restructuring efforts that commenced in the second half of 2001. However, operating earnings improved significantly compared to 2001 due to the business consolidation actions begun in mid-2001.

        In June 2001 we announced a plan to exit the general line metal can business in the PRC and to reduce our PRC beverage can manufacturing capacity by closing two plants. A $237.7 million pretax charge ($185 million after tax and minority interest impact) was recorded in connection with this reorganization. As a result of the realization on asset dispositions in excess of estimated realizable values, as well as employee benefit and severance accruals no longer required as some exit activities were completed, we recorded $3.3 million of earnings in the third quarter of 2003, $5.1 million in December 2002 and $5 million in the fourth quarter of 2001 related to the June 2001 charge. The restructuring activities in the PRC have been substantially completed with the liquidation of certain investments and the sale of certain assets still in process at December 31, 2003. See the discussion in Note 4 to the consolidated financial statements for further information regarding the restructuring of our China operations.

Aerospace and Technologies

Sales in the aerospace and technologies segment were 9 percent higher than in 2002, primarily in defense and commercial space operations. The increase is due to a combination of newly awarded contracts and additions to previously awarded contracts. The segment won some large, strategic contracts, delivered a great deal of sophisticated space and defense instrumentation and continued to sharpen its marketing focus. Operating margins also increased compared to 2002 as a result of strong operating performance and program completions. Two key program milestones and completions in 2003 added close to $8 million to sales and operating margins.

        Our customer, DigitalGlobe, Inc., in which we hold an equity investment, was selected for a contract to provide commercial imagery to the National Geospatial-Intelligence Agency and has selected us to provide the spacecraft and imaging camera for this program. Terms of the contract are not final, but we anticipate this will result in a significant contract for the segment. We also have been involved in four different components of the high-profile Mars Exploration Rovers mission.

        Aerospace and technologies sales in 2002 were 17 percent higher than in 2001, primarily in defense and civil space operations. The increase was due to a combination of newly awarded contracts and additions to previously awarded contracts. During 2002 Ball was selected as part of a team to build NASA’s James Webb Space Telescope. The improvement in operating earnings in 2002 was primarily the result of the strong sales, which were driven by growth in our U.S. government business, and by the disposition of two unprofitable aerospace product lines in 2001.

        In the second quarter of 2001, we ceased operations in two commercial developmental product lines in our aerospace and technologies segment for which we recorded a pretax charge of $16 million ($9.7 million after tax). After the sale of one of the exited product lines, a portion of the estimated exit costs were no longer required. As a result, earnings were recorded of $0.2 million in the third quarter of 2003, $2 million in December 2002 and $2.2 million in December 2001. Also in the fourth quarter of 2002, we recorded a $2.5 million after-tax charge to write off an equity investment in an aerospace company.

        Sales to the U.S. government, either directly as a prime contractor or indirectly as a subcontractor, represented approximately 96 percent of segment sales in 2003 and 2002 and 92 percent in 2001. Contracted backlog for the aerospace and technologies segment at December 31, 2003 and 2002, was $644 million and $497 million, respectively. Year-to-year comparisons of backlog are not necessarily indicative of the trend of future operations.

        For additional information regarding the company’s segments, see the summary of business segment information in Note 2 accompanying the consolidated financial statements. The charges recorded for business consolidation activities were based on the estimates of Ball management, actuaries and other independent parties and were developed from information available at the time. Actual outcomes may vary from the estimates, and, as required, changes, if any, have been or will be reflected in current period earnings. Additional details about our business consolidation activities and associated costs are provided in Note 4 accompanying the consolidated financial statements.

Selling and Administrative Expenses

Selling and administrative expenses were $221.6 million, $170.6 million and $145.6 million for 2003, 2002 and 2001, respectively. Approximately $48.1 million of the increase in 2003 compared to 2002 is related to the acquisition of Ball Packaging Europe in December 2002. The additional increase in 2003 is primarily the result of higher employee costs, incentives and higher pension expense, partially offset by lower expenses in the PRC. Included in employee incentive costs was $4.5 million of increased expense associated with the company’s deposit share program, which is discussed in further detail in Note 14 to the consolidated financial statements. In 2003 we reduced our U.S. pension plan long-term asset return assumption from 9 percent to 8.5 percent and our discount rate from 7.5 percent to 6.75 percent. The changes in the return on pension asset and discount rate assumptions, as well as actual asset performance, resulted in approximately $14.8 million higher North American pension expense for the year compared to 2002, most of which was included in cost of sales.

        Higher expenses in 2002 compared to 2001 were largely related to higher employee incentives, increased pension and medical costs and additions to environmental reserves. In addition, 401(k) plan costs previously accounted for as preferred stock dividends under the company’s leveraged employee stock ownership plan that expired at the end of 2001 are included in selling and administrative costs beginning in 2002. Included in employee incentive costs was $4.7 million of higher expense associated with the company’s deposit share program. Pension expense was higher by $3.7 million as a result of the reduction in the U.S. pension plan asset return assumptions to 9 percent.

        For the U.S. pension plans, we intend to maintain our current return on asset assumptions for 2004. Initially, the discount rate in the U.S. will be reduced from 6.75 percent to 6.25 percent. Based on these assumptions and poor plan asset performance in prior years, North American pension expense for 2004 is anticipated to increase approximately $8.3 million compared to 2003, most of which will be included in cost of sales. Pension expense in Europe is expected to increase by $1.4 million, for a consolidated increase of $9.7 million. A further reduction of the plan asset return assumption by one half of a percentage point would result in additional expense of approximately $3.3 million. Additional information regarding the company’s pension plans is provided in Note 13 accompanying the consolidated financial statements.

Interest and Taxes

Interest expense in 2003 includes $15.2 million of costs associated with the early redemption of the company’s 8.25% senior subordinated notes in August 2003. Interest expense in 2002 includes $5.2 million related to the refinancing of the company’s debt in connection with the acquisition of Ball Packaging Europe. Consolidated interest expense before the debt refinancing costs was $125.9 million in 2003, $75.6 million in 2002 and $88.3 million in 2001. The higher expense in 2003 was associated with the higher level of borrowings subsequent to the acquisition of Ball Packaging Europe. The decrease in 2002 from 2001 was primarily the result of lower interest rates and lower borrowings. The company’s consolidated average borrowing rate was 6.1 percent, 6.8 percent and 7.3 percent for the years ended December 31, 2003, 2002 and 2001, respectively.

        Ball’s consolidated effective income tax rate for 2003 decreased to 31.3 percent compared to 35.6 percent in 2002 as a result of a lower consolidated European income tax rate due primarily to lower profits in Germany, reflecting the impact of the refundable mandatory deposit on non-refillable containers imposed on January 1, 2003, and a tax holiday in Poland. Germany has the highest tax rate of the European countries in which Ball has operations. Excluding the effect of business consolidation costs in 2001, Ball’s effective income tax rate was approximately 35 percent for 2001. The tax benefit rate of 8.6 percent on the loss in 2001 was largely the result of nondeductible goodwill as well as unrealized capital losses included in the second quarter 2001 charge for business consolidation costs in the PRC.

Results of Equity Affiliates

Equity in the earnings of affiliates is attributable to our 50 percent ownership in packaging investments in North America and Brazil and, to a lesser extent, an aerospace business and our minority-owned packaging investments in the PRC and, prior to 2003, in Thailand. Earnings were $11.3 million in 2003, $9.3 million in 2002 and $4 million in 2001. The higher earnings in 2003 compared to 2002 were the result of improved earnings in our joint venture in Brazil, offset by lower earnings in our North American packaging joint ventures and our investment in Thailand no longer being accounted for under the equity method beginning in 2003. Our investment in Thailand was reduced from 40 percent to approximately 7 percent in the fourth quarter of 2002 as a result of a sale of a portion of the company’s shares, with minimal financial impact, and dilution by the investment from a new investor. Higher equity in the earnings of affiliates during 2002 compared to 2001 reflected improved earnings from all joint ventures.

New Accounting Pronouncements

For information regarding recent accounting pronouncements, see Note 1 to the consolidated financial statements.

Financial Condition, Liquidity and Capital Resources

Cash flows from operating activities were $364 million in 2003 compared to $452.3 million in 2002 and $320.8 million in 2001. The lower amount generated in 2003 included $138.3 million for the payment in January 2003 of an accrued withholding tax obligation related to the acquisition of Ball Packaging Europe (discussed further below) which was funded by the seller at the time of closing by the inclusion of €131 million of additional cash.

        Management internally uses a free cash flow measure: (1) to evaluate the company’s operating results, (2) for planning purposes, (3) to evaluate strategic investments and (4) to evaluate the company’s ability to incur and service debt. Free cash flow is not a defined term under U.S. generally accepted accounting principles and it should not be inferred that the entire free cash flow amount is available for discretionary expenditures. The company defines free cash flow as cash flow from operating activities less additions to property, plant and equipment (capital spending). Free cash flow is typically derived directly from the company’s cash flow statements; however, it may be adjusted for items that affect comparability between periods. An example of such an item excluded in 2003 is the $138.3 million withholding tax payment liability assumed in the acquisition of Ball Packaging Europe in December 2002 (discussed above). We believe this is not a comparable free cash flow outflow of the company as it was funded by the seller.

        Based on this, our consolidated free cash flow is summarized as follows:

($ in millions)	2003	2002	2001

Cash flows from operating activities	$364.0	$452.3	$320.8
Add back withholding tax payment related to the acquisition of
Ball Packaging Europe	138.3	--	--
Capital spending	(137.2)	(158.4)	(68.5)

Free cash flow	$365.1	$293.9	$252.3

        Free cash flow in 2003 was better than the forecasted range of $275 million to $300 million. Most of the unanticipated free cash flow came late in the fourth quarter as more customers took advantage of cash discounts for early payment of receivables, fixed asset spending levels were slightly lower than expected and strong year-end sales coupled with planned production curtailments significantly reduced inventory levels at the end of 2003. Receivables collections were also strong in the aerospace and technologies segment due in part to the efforts to collect payment on large invoices. Cash flow in 2003 also included higher earnings, lower accounts receivable and lower inventories but were offset by lower accounts payable. The increase in 2002 from 2001 includes the working capital effects of higher accrued employee incentive costs, higher taxes currently payable and higher year-end trade accounts payable. The cash outflow for the acquisition of Ball Packaging Europe in 2002 is net of acquired cash of approximately $145.4 million, which includes approximately €131 million for an accrued withholding tax obligation paid out in early January 2003.

        Capital spending of $137.2 million in 2003 was well below depreciation and amortization expense of $205.5 million. Capital spending was lower than expected in 2003, due in part to the delay of projects in Europe in response to the mandatory deposit situation in Germany.

        Based on information currently available, we estimate cash flows from operating activities for 2004 to be between $450 and $500 million, capital spending to be between $175 and $200 million and free cash flow to be between $275 and $300 million. The majority of the increase in capital spending in 2004 compared to 2003 is for the construction of a new beverage can manufacturing plant in Belgrade, Serbia.

        Cash payments required for debt maturities, rental payments under noncancellable operating leases and purchasing obligations in effect at December 31, 2003, are summarized in the following table:

($ in millions)	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt	$1,632.4	$66.8	$435.4	$79.4	$1,050.8
Capital lease obligations	10.4	1.5	3.0	2.4	3.5
Operating leases	160.9	44.1	58.2	27.8	30.8
Purchase obligations(a)	5,474.7	1,719.7	2,708.3	1,018.7	28.0

Total payments on contractual obligations	$7,278.4	$1,832.1	$3,204.9	$1,128.3	$1,113.1

(a)	The company’s purchase obligations include contracted amounts for aluminum, steel, plastic resin and other direct materials. Also included are commitments for purchases of natural gas and electric usage, aerospace and technologies contracts and other less significant items. In cases where variable prices and/or usage are involved, management’s best estimates have been used. Depending on the circumstances, early termination of the contracts may not result in penalties and, therefore, actual payments could vary significantly.

        Contributions to the company’s defined benefit pension plans, not including the unfunded German plans, are expected to be between $35 million and $40 million in 2004. This estimate may change based on plan asset performance.

        Interest-bearing debt at December 31, 2003, decreased $294.1 million to $1,686.9 million from $1,981 million at year-end 2002, and current liabilities, excluding current portion of debt, decreased by $188.4 million from the prior year. A portion of this debt reduction resulted in a $222.7 million reduction in cash and cash equivalents. The $294.1 million reduction in interest-bearing debt includes the net repayment of approximately $394 million of debt, partially offset by the non-cash translation exchange loss on the balance sheet due to the stronger euro and British pound. Cash at December 31, 2002, was unusually high due to cash included in the opening balance sheet of Ball Packaging Europe.

        At December 31, 2003, approximately $404 million was available under the revolving credit facility portions of the multi-currency senior credit facilities. The company also had $179.6 million of short-term uncommitted credit facilities available at the end of the year, of which $39.3 million was outstanding.

        During the fourth quarter of 2003, Ball repaid $160 million of the U.S. dollar denominated Term Loan B and €25 million of the euro denominated Term Loan B. At the time of the early repayment, the interest rate on the U.S. portion of the Term Loan B was reduced by 50 basis points. A pretax charge of $2.9 million ($1.9 million after tax) was recorded as interest expense during the fourth quarter of 2003, which represents the write off of the unamortized deferred financing costs associated with the repaid portion of the Term B loans. We anticipate that future cash flows will allow us to continue to pay down debt and reduce our overall borrowings.

        On August 8, 2003, Ball refinanced its 8.25% Senior Subordinated Notes through the private placement of $250 million of its 6.875% Senior Notes due 2012 at a price of 102% of the principal amount. The 6.875% interest rate on the notes will be offset by the amortization over the life of the notes of the $5 million issue premium paid to Ball on the issuance of the notes, resulting in an effective yield to maturity of 6.58% for the new notes. In connection with the refinancing of the higher interest debt, in the third quarter of 2003, a pretax charge of $15.2 million ($9.9 million after tax) was recorded as interest expense, which consisted of the payment of a $10.3 million call premium and the write off of $4.9 million of unamortized deferred financing costs.

        In 2003 the company exchanged the Senior Notes due 2012 for new notes that are substantially the same in all respects (including principal amount, interest rate, maturity, ranking and covenant restrictions) to the terms of the notes for which they were exchanged, except that the new notes are registered under the Securities Act of 1933, as amended, and therefore are not subject to certain restrictions on transfer which applied to the previous privately placed notes.

        In connection with the acquisition of Ball Packaging Europe, we refinanced approximately $389 million of our existing debt and, as a result, recorded in 2002 a pretax charge of $5.2 million ($3.2 million after tax). This charge, which represented the write off of unamortized deferred financing costs, has been reported as a component of interest expense.

        The company has a receivables sales agreement which provides for the ongoing, revolving sale of a designated pool of trade accounts receivable of Ball’s North American packaging operations, up to $175 million. The agreement qualifies as off-balance sheet financing under the provisions of Statement of Financial Accounting Standards (SFAS) No. 140. Net funds received from the sale of the accounts receivable totaled $175 million and $122.5 million at December 31, 2003 and 2002, respectively, and are reflected as a reduction of accounts receivable in the consolidated balance sheets.

        The company was not in default of any loan agreement at December 31, 2003, and has met all payment obligations. The U.S. note agreements, bank credit agreement and industrial development revenue bond agreements contain certain restrictions relating to dividends, investments, financial ratios, guarantees and the incurrence of additional indebtedness.

        Additional details about the company’s receivables sales agreement and debt are available in Notes 5 and 10, respectively, accompanying the consolidated financial statements.

        Annual cash dividends paid on common stock were 48 cents per share in 2003, 36 cents per share in 2002 and 30 cents per share in 2001. Ball increased its dividends for the third and fourth quarters of 2003 from nine to fifteen cents per share. This change resulted in $6.4 million of higher dividend payments in 2003 than in 2002.

Financial Instruments and Risk Management

In the ordinary course of business, we employ established risk management policies and procedures to reduce our exposure to commodity price changes, changes in interest rates, fluctuations in foreign currencies and fluctuations in prices of the company’s common stock in regard to common share repurchases. Although the instruments utilized involve varying degrees of credit and interest risk, the counter parties to the agreements are financial institutions, which are expected to perform fully under the terms of the agreements.

        We have estimated our market risk exposure using sensitivity analysis. Market risk exposure has been defined as the changes in fair value of a derivative instrument assuming a hypothetical 10 percent adverse change in market prices or rates. The results of the sensitivity analysis are summarized below. Actual changes in market prices or rates may differ from hypothetical changes.

Commodity Price Risk

We manage our commodity price risk in connection with market price fluctuations of aluminum primarily by entering into can and end sales contracts, which include aluminum-based pricing terms that consider price fluctuations under our commercial supply contracts for aluminum purchases. The terms include a fixed price or an upper limit to the aluminum component pricing. This matched pricing affects substantially all of our North American metal beverage packaging net sales. We also, at times, use certain derivative instruments such as option and forward contracts as cash flow hedges of commodity price risk that are matched to sales contract terms.

        North American steel can sales contracts incorporate annually negotiated metal costs, and plastic container sales contracts include provisions to pass through resin cost changes. As a result, we believe we have minimal, if any, exposure related to changes in the costs of these commodities.

        In Europe and Asia the company manages the aluminum and steel raw material commodity price risks through annual contracts for the purchase of the materials, as well as the sale of cans and ends, that reduce the company’s exposure to fluctuations in commodity prices within the current year. These purchase and sales contracts include fixed price, floating and pass through pricing arrangements. The company additionally uses forward and option contracts as cash flow hedges to manage future aluminum price risk and foreign exchange exposures to those sales contracts where there is not a pass through arrangement to minimize the company’s exposure to significant price changes.

        Considering the effects of derivative instruments, the market’s ability to accept price increases and the company’s commodity price exposures to aluminum, a hypothetical 10 percent adverse change in the company’s aluminum prices could have an estimated $9.3 million after-tax reduction of net earnings over a one-year period. Actual results may vary based on actual changes in market prices and rates.

        The company is also exposed to fluctuations in prices for utilities such as natural gas and electricity. A hypothetical 10 percent increase in our utility prices could have an estimated $4 million after-tax reduction of net earnings over a one-year period. Actual results may vary based on actual changes in market prices and rates.

Interest Rate Risk

Our objective in managing exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we use a variety of interest rate swaps to manage our mix of floating and fixed-rate debt. Interest rate instruments held by the company at December 31, 2003 and 2002, included pay-floating and pay-fixed interest rate swaps. Pay-fixed swaps effectively convert variable rate obligations to fixed rate instruments. Pay-floating swaps effectively convert fixed-rate obligations to variable rate instruments. Swap agreements expire at various times up to three years.

        Based on our interest rate exposure at December 31, 2003, assumed floating rate debt levels throughout 2004 and the effects of derivative instruments, a 100 basis point increase in interest rates could have an estimated $5.2 million after-tax reduction of net earnings over a one-year period. Actual results may vary based on actual changes in market prices and rates and the timing of these changes.

Foreign Currency Exchange Rate Risk

Our objective in managing exposure to foreign currency fluctuations is to protect foreign cash flows and earnings associated with foreign exchange rate changes through the use of cash flow hedges. In addition, we manage foreign earnings translation volatility through the use of foreign currency options. Our foreign currency translation risk results from the European euro, British pound, Canadian dollar, Polish zloty and Chinese renminbi. We face currency exposures in our global operations as a result of purchasing raw materials in U.S. dollars. Sales contracts are negotiated with customers to reflect cost changes and, where there is not a foreign exchange pass-through arrangement, the company uses forward and option contracts to manage foreign currency exposures.

        Considering the company’s derivative financial instruments outstanding at December 31, 2003, and the currency exposures, a hypothetical 10 percent reduction in foreign currency exchange rates compared to the U.S. dollar could have an estimated $13.4 million after-tax reduction of net earnings over a one-year period if the company is unable to pass along these increases to its customers. Actual changes in market prices or rates may differ from hypothetical changes.

Common Share Repurchases

In connection with the company’s ongoing share repurchases, the company sells put options which give the purchasers of those options the right to sell shares of the company’s common stock to the company on specified dates at specified prices upon the exercise of those options. Our objective in selling put options is to lower the average purchase price of acquired shares. The put option contracts allow us to determine the method of settlement, either in cash or shares. As such, prior to the adoption of SFAS No. 150 during the second quarter of 2003, the contracts were considered equity instruments and changes in the fair value were not recognized in our financial statements. Since the adoption of this accounting standard, which is required on a prospective basis, changes in the fair value are recognized in our net earnings. The impact on the 2003 consolidated financial statements since the adoption of SFAS No. 150 was not significant. There were no put option contracts outstanding at December 31, 2003. At December 31, 2002, there were put option contracts outstanding for 100,000 shares at an average price of $46.50 per share, all of which expired without value during 2003. During 2002 we received $0.7 million in premiums for option contracts, which were recorded as a reduction in treasury stock.

        In 2001 we entered into a forward share repurchase agreement to purchase shares of the company’s common stock. Under this agreement, we purchased 736,800 shares in January 2002 an average price of $33.58 per share; 313,400 shares in April 2002 at an average price of $38.95 per share; 195,600 shares in July 2002 at an average price of $45.49 per share and 189,900 shares in December 2002 at an average price of $45.67 per share.

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

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future events could affect these estimates. See Note 1 to the consolidated financial statements for a summary of the company’s critical and significant accounting policies.

        The U.S. economy and the company have experienced minor general inflation during the past several years. Management believes that evaluation of Ball’s performance during the periods covered by these consolidated financial statements should be based upon historical financial statements.

Forward-Looking Statements

The company has made or implied certain forward-looking statements in this annual report which are made as of the end of the period covered by this report. These forward-looking statements represent the company’s goals and could vary materially from those expressed or implied. From time-to-time we also provide oral or written forward-looking statements in other materials we release to the public. As time passes, the relevance and accuracy of forward-looking statements may change. Some factors that could cause the company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include, but are not limited to: fluctuation in customer and consumer growth and demand, particularly during the months when the demand for metal beverage cans is heaviest; product introductions; insufficient production capacity; overcapacity in foreign and domestic metal and plastic container industry production facilities and its impact on pricing and financial results; lack of productivity improvement or production cost reductions; the weather; fruit, vegetable and fishing yields; power and natural resource costs; difficulty in obtaining supplies and energy, such as gas and electric power; shortages in and pricing of raw materials, particularly resin, steel and aluminum and the ability or inability to include or pass on to customers changes in raw material costs; changes in the pricing of the company’s products and services; competition in pricing and the possible decrease in, or loss of, sales resulting therefrom; loss of profitability and plant closures; insufficient or reduced cash flow; transportation costs; the number and timing of the purchases of the company’s common shares; the ability to obtain adequate credit resources for foreseeable financing requirements of the company’s businesses and to satisfy the resulting credit obligations; regulatory action or federal and state legislation including mandated corporate governance and financial reporting laws; the German mandatory deposit or other restrictive packaging legislation such as recycling laws; environmental and workplace safety regulations; increases in interest rates, particularly on floating rate debt of the company; labor strikes; increases and trends in various employee benefits and labor costs, including pension, medical and health care costs incurred in the countries in which Ball has operations; rates of return projected and earned on assets and discount rates used to measure future obligations and expenses of the company’s defined benefit retirement plans; boycotts; litigation; antitrust, intellectual property, consumer and other issues; maintenance and capital expenditures; goodwill or other intangible asset impairment; the effect of LIFO accounting on earnings; changes in U.S. generally accepted accounting principles or their interpretation; local economic conditions; the authorization, funding and availability of contracts for the aerospace and technologies segment and the nature and continuation of those contracts and related services provided thereunder; technical uncertainty and schedule of performance associated with such segment contracts; the ability to invoice and collect accounts receivable related to such segment contracts in the ordinary course of business; pricing and ability or inability to sell scrap associated with the production of metal and plastic containers; international business and market risks (including foreign exchange rates and tax rates) in the United States, Europe and particularly in developing countries such as China and Brazil; foreign exchange rates of the U.S. dollar, European euro, British pound, Polish zloty, Hong Kong dollar, Canadian dollar, Chinese renminbi and Brazilian real; terrorist activity or war that disrupts the company’s production, supply, or pricing of the company’s good and services, including raw materials and energy costs, and/or disrupts the ability of the company to obtain adequate credit resources for the foreseeable financing requirements of the company’s businesses; and successful or unsuccessful acquisitions, joint ventures or divestitures and the integration activities associated therewith, including the integration and operation of Ball Packaging Europe. If the company is unable to achieve its goals, then the company’s actual performance could vary materially from those goals expressed or implied in the forward-looking statements. The company currently does not intend to publicly update forward-looking statements except as it deems necessary at quarterly or annual earnings reports. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports to the Securities and Exchange Commission.

Report of Management on Financial Statements

The consolidated financial statements contained in this annual report to shareholders are the responsibility of management. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles and, necessarily, include certain amounts based on management’s informed judgments and estimates. Future events could affect these judgments and estimates.

        In fulfilling its responsibility for the integrity of financial information, management maintains and relies upon a system of internal controls which is designed to provide reasonable assurance that assets are safeguarded from unauthorized use or disposition, that transactions are executed in accordance with management’s authorization and that transactions are properly recorded to permit the preparation of reliable financial statements in all material respects. To assure the continuing effectiveness of the system of internal controls and to maintain a climate in which such controls can be effective, management establishes and communicates appropriate written policies and procedures; selects, trains and develops qualified personnel; maintains an organizational structure that provides defined lines of responsibility, appropriate delegation of authority and segregation of duties; and maintains an ongoing program of internal audits with appropriate management follow-up. Company policies concerning use of corporate assets and conflicts of interest, which require employees to maintain the highest ethical and legal standards in their conduct of the company’s business, are important elements of the internal control system.

        The board of directors oversees management’s administration of company reporting practices, internal controls and the preparation of the consolidated financial statements with the assistance of its audit committee, which is subject to regulation by the Securities and Exchange Commission and the New York Stock Exchange (the Exchange). The board of directors has adopted an audit committee charter that governs the work of the audit committee and is structured to meet the requirements of the Exchange.

R. David Hoover                                                                                              Raymond J. Seabrook
Chairman, president and chief executive officer                                            Senior vice president and chief financial officer

Report of Independent Accountants

To the Board of Directors and Shareholders
Ball Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of shareholders’ equity and comprehensive earnings present fairly, in all material respects, the financial position of Ball Corporation and its subsidiaries at December 31, 2003, and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 13 to the consolidated financial statements, the Company changed the measurement date for determining the fair value of pension plan assets and plan obligations in 2002 from September 30 to December 31.

PricewaterhouseCoopers LLP
Denver, Colorado
February 23, 2004

Consolidated Statements of Earnings

Ball Corporation and Subsidiaries

	Years ended December 31,
($ in millions, except per share amounts)	2003	2002	2001
Net sales	$4,977.0	$3,858.9	$3,686.1

Costs and expenses
Cost of sales (excluding depreciation and amortization)	4,092.8	3,230.4	3,142.2
Depreciation and amortization (Notes 7, 8 and 9)	205.5	149.2	152.5
Business consolidation (gains) costs (Note 4)	(3.7)	(2.3)	271.2
Selling and administrative	221.6	170.6	145.6

	4,516.2	3,547.9	3,711.5

Earnings (loss) before interest and taxes	460.8	311.0	(25.4)

Interest expense (Note 10)
Interest expense before debt refinancing costs	125.9	75.6	88.3
Debt refinancing costs	15.2	5.2	--

Total interest expense	141.1	80.8	88.3

Earnings (loss) before taxes	319.7	230.2	(113.7)
Tax provision (Note 12)	(100.1)	(81.9)	9.7
Minority interests	(1.0)	(1.5)	0.8
Equity in results of affiliates	11.3	9.3	4.0

Net earnings (loss)	229.9	156.1	(99.2)
Preferred dividends, net of tax	--	--	(2.0)

Earnings (loss) attributable to common shareholders	$229.9	$156.1	$(101.2)

Earnings (loss) per share (Notes 14 and 15):
Basic	$4.12	$2.77	$(1.85)	(a)(b)
Diluted	$4.02	$2.71	$(1.85)	(a)(b)

Weighted average common shares outstanding (000s):
Basic	55,855	56,317	54,880	(b)
Diluted	57,137	57,538	54,880	(b)

Cash dividends declared and paid, per common share	$0.48	$0.36	$0.30	(a)

(a)	Per share amounts have been retroactively restated for the two-for-one stock split discussed in Note 14.
(b)	The diluted loss per share and diluted weighted average common shares outstanding are the same as the basic measures because the assumed exercise of stock options and conversion of Ball’s employee stock ownership plan preferred stock would have been antidilutive.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

Ball Corporation and Subsidiaries

($ in millions)	December 31,
	2003	2002

Assets
Current assets
Cash and cash equivalents	$36.5	$259.2
Receivables, net (Note 5)	250.1	345.9
Inventories, net (Note 6)	546.2	552.5
Deferred taxes and prepaid expenses (Note 12)	90.7	66.9

Total current assets	923.5	1,224.5
Property, plant and equipment, net (Note 7)	1,471.1	1,445.9
Goodwill (Notes 3, 4 and 8)	1,336.9	1,148.1
Other assets (Notes 3, 4 and 9)	338.1	313.9

Total Assets	$4,069.6	$4,132.4

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt and current portion of long-term debt (Note 10)	$107.6	$127.0
Accounts payable	349.7	439.6
Accrued employee costs	180.6	147.1
Income taxes payable	75.0	54.1
Other current liabilities	148.2	301.1

Total current liabilities	861.1	1,068.9
Long-term debt (Note 10)	1,579.3	1,854.0
Employee benefit obligations (Note 13)	701.7	646.5
Deferred taxes and other liabilities (Note 12)	113.5	64.5

Total liabilities	3,255.6	3,633.9

Contingencies (Note 19)
Minority interests	6.2	5.6

Shareholders' Equity (Note 14)
Common stock (77,942,355 shares issued - 2003;
77,200,656 shares issued - 2002)	567.3	530.8
Retained earnings	748.8	545.7
Accumulated other comprehensive loss	(1.4)	(138.3)
Treasury stock, at cost (21,553,003 shares - 2003;
20,455,296 shares - 2002)	(506.9)	(445.3)

Total shareholders' equity	807.8	492.9

Total Liabilities and Shareholders' Equity	$4,069.6	$4,132.4

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Ball Corporation and Subsidiaries

($ in millions)	Years ended December 31,
	2003	2002	2001

Cash Flows from Operating Activities
Net earnings (loss)	$229.9	$156.1	$(99.2)
Noncash charges to net earnings:
Depreciation and amortization	205.5	149.2	152.5
Business consolidation (gains) costs and other, net of related
equity and minority interest effects	(3.3)	2.1	268.7
Deferred taxes	17.8	25.6	2.5
Contributions to defined benefit plans	(34.1)	(56.4)	(57.8)
Other, net	29.2	13.1	11.2
Debt refinancing costs:
Debt prepayment costs	10.3	--	--
Noncash write off of unamortized deferred financing costs	4.9	5.2	--
Noncash write off of unamortized deferred financing costs
related to early payments of term loans	2.9	--	--
Working capital changes, excluding effects of acquisitions:
Withholding tax payment related to European acquisition
(Note 3)	(138.3)	--	--
Receivables	55.6	35.2	33.9
Inventories	38.5	12.4	155.8
Accounts payable	(112.6)	37.8	(71.8)
Accrued salaries and wages	32.8	37.9	(37.9)
Income taxes payable	46.1	40.2	(12.1)
Other, net	(21.2)	(6.1)	(25.0)

Cash provided by operating activities	364.0	452.3	320.8

Cash Flows from Investing Activities
Additions to property, plant and equipment	(137.2)	(158.4)	(68.5)
Business acquisitions, net of cash acquired (Note 3)	(28.0)	(813.8)	(27.4)
Ball Packaging Europe purchase price adjustments (Note 3)	39.8	--	--
Acquisitions of previously leased assets	--	(43.1)	(50.5)
Incentive loan receipts and other, net	1.6	(5.9)	23.5

Cash used in investing activities	(123.8)	(1,021.2)	(122.9)

Cash Flows from Financing Activities
Long-term borrowings	5.3	1,300.5	--
Repayments of long-term borrowings	(367.4)	(440.4)	(52.0)
Change in short-term borrowings	(31.6)	(1.3)	(10.3)
Debt prepayment costs	(10.3)	--	--
Debt issuance costs	(5.2)	(28.1)	--
Common and preferred dividends	(26.8)	(20.4)	(20.4)
Proceeds from issuance of common stock under
various employee and shareholder plans	35.5	35.0	32.1
Acquisitions of treasury stock	(63.4)	(104.1)	(85.9)
Other, net	--	0.2	(3.9)

Cash provided by (used in) financing activities	(463.9)	741.4	(140.4)

Effect of exchange rate changes on cash	1.0	3.6	--
Net Change in Cash and Cash Equivalents	(222.7)	176.1	57.5
Cash and Cash Equivalents - Beginning of Year	259.2	83.1	25.6

Cash and Cash Equivalents - End of Year	$36.5	$259.2	$83.1

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders’ Equity and Comprehensive Earnings

Ball Corporation and Subsidiaries

	Number of Shares (in thousands)			Years ended December 31, ($ in millions)
	2003	2002	2001	2003	2002	2001
Series B ESOP Convertible
Preferred Stock
Balance, beginning of year	--	--	1,454	$--	$--	$53.4
Shares converted or retired	--	--	(1,454)	--	--	(53.4)

Balance, end of year	--	--	--	$--	$--	$--

Unearned Compensation - ESOP
Balance, beginning of year				$--	$--	$(10.6)
Amortization				--	--	10.6

Balance, end of year				$--	$--	$--

Common Stock (a)
Balance, beginning of year	77,201	75,708	73,546	$530.8	$478.9	$443.9
Shares issued for stock options and
other employee and shareholder stock
plans less shares exchanged	741	1,493	2,162	28.8	35.6	35.0
Tax benefit from option exercises	--	--	--	7.7	16.3	--

Balance, end of year	77,942	77,201	75,708	$567.3	$530.8	$478.9

Retained Earnings
Balance, beginning of year				$545.7	$410.0	$529.3
Net earnings (loss)				229.9	156.1	(99.2)
Common dividends				(26.8)	(20.4)	(16.5)
Preferred dividends, net of tax				--	--	(2.0)
ESOP/treasury stock conversion				--	--	(1.6)

Balance, end of year				$748.8	$545.7	$410.0

Treasury Stock (a)
Balance, beginning of year	(20,455)	(17,890)	(17,448)	$(445.3)	$(341.1)	$(303.9)
Shares reacquired, net of reissues	(1,098)	(2,565)	(3,566)	(61.6)	(104.2)	(85.9)
ESOP/treasury stock conversion	--	--	3,124	--	--	48.7

Balance, end of year	(21,553)	(20,455)	(17,890)	$(506.9)	$(445.3)	$(341.1)

(a)	Share amounts in 2001 have been retroactively restated for the two-for-one stock split discussed in Note 14.

	Years ended December 31,
($ in millions)	2003		2002		2001
	Comprehensive Earnings	Accumulated Other Comprehensive Loss	Comprehensive Earnings	Accumulated Other Comprehensive Loss	Comprehensive Loss	Accumulated Other Comprehensive Loss

Comprehensive Earnings (Loss)
Balance, beginning of year		$(138.3)		$(43.7)		$(29.7)
Net earnings (loss)	$229.9		$156.1		$(99.2)

Foreign currency translation	103.6		7.0		(2.1)
adjustment
Minimum pension liability adjustment, net of tax	11.8		(99.2)		(3.8)
Effective financial derivatives (Note 16)	21.5		(2.4)		(8.1)

Other comprehensive earnings (loss)	136.9	136.9	(94.6)	(94.6)	(14.0)	(14.0)

Comprehensive earnings (loss)	$366.8		$ 61.5		$(113.2)

Balance, end of year		$ (1.4)		$(138.3)		$(43.7)

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Ball Corporation and Subsidiaries

1.    Significant and Critical Accounting Policies

In the application of U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingencies and reported amounts of revenues and expenses. These estimates are based on historical experience and various other assumptions believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

Critical Accounting Policies

The company considers certain accounting policies to be critical as they are most important to the depiction of the company’s financial condition and results of operations, and their application requires management’s most subjective judgment in making estimates about the effect of matters that are inherently uncertain. Following is a discussion of the accounting policies we consider critical to our financial statements.

Revenue Recognition in the Aerospace and Technologies Segment

Sales under long-term contracts in the aerospace and technologies segment are recognized under the cost-to-cost, percentage-of-completion method. This segment records sales using two types of long-term sales contracts – cost-plus sales contracts, which typically represent approximately two-thirds of our contracts, and fixed price sales contracts, which typically represent one-third of our contracts. A cost-plus sales contract is an agreement to perform the contract for cost plus an agreed upon profit component, whereas a fixed price sales contract is an agreement to complete the contract for a fixed price. Cost-plus sales contracts can have different types of fee arrangements, including fixed fee, cost, schedule and performance incentive fees, award fees or a combination thereof.

        During initial periods of sales contract performance, our estimates of base, incentive and other fees are set at or near the lowest probable level of profit. Throughout the period of contract performance, we regularly reevaluate and, if necessary, revise our estimates of total contract revenue, total contract cost and extent of progress toward completion. Provision for estimated contract losses, if any, is made in the period that such losses are determined to be probable. Our history indicates that the final adjustments made upon completion of our sales contracts have generally resulted in gains. Because of sales contract payment schedules, limitations on funding and contract terms, our sales and accounts receivable generally include amounts that have been earned but not yet billed. As a prime U.S. government contractor or subcontractor, the aerospace and technologies segment is subject to a high degree of regulation, financial review and oversight by the U.S. government.

Defined Benefit Pension Plans and Other Employee Benefits

The company has defined benefit plans that cover the majority of its employees, including those at Ball Packaging Europe, for which we assumed a portion of the assets and liabilities of the former Schmalbach-Lubeca GmbH Pension Plan when we acquired Ball Packaging Europe in December 2002. We also have postretirement plans that provide medical benefits and life insurance for retirees and eligible dependents. The accounting for these plans is subject to the guidance provided in Statement of Financial Accounting Standards (SFAS) No. 87, “Employers Accounting for Pensions,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions.” Both of these statements require that management make certain assumptions relating to the long-term rate of return on plan assets, discount rates used to measure future obligations and expenses, salary scale inflation rates, health care cost trend rates and other assumptions. We believe that the accounting estimates related to our pension and postretirement plans are critical accounting estimates because they are highly susceptible to change from period to period based on the performance of plan assets, actuarial valuations, market conditions and contracted benefit changes. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation. However, actual results may differ substantially from these assumptions.

        Plan liabilities are revalued annually based on updated assumptions and information about the individuals covered by the plan. For pension plans, accumulated gains and losses in excess of a 10 percent corridor, the prior service cost and the transition asset are amortized on a straight-line basis from the date recognized over the average remaining service period of active participants. For other postemployment benefits, the 10 percent corridor is not used.

        In addition to defined benefit and postretirement plans, the company maintains reserves for employee medical claims, up to our insurance stop-loss limit, and workers’ compensation claims. These are regularly evaluated and revised, as needed, based on a variety of information including historical experience, third party actuarial estimates and current employee statistics.

Goodwill and Other Intangible Asset Valuation

We evaluate the carrying value of goodwill and other indefinite-lived intangible assets annually, and we evaluate our other intangible assets whenever there is evidence that certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Significant judgments and assumptions are required in the evaluation of intangible assets for impairment, most significantly the estimated future cash flows to be generated by these assets. Changes in these estimates could have a material adverse effect on the assessment of our goodwill and other intangible assets, thereby requiring us to write down the assets.

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

Business Consolidation Costs

The company estimates its liabilities for business consolidation activities, which are approved by senior management, by accumulating detailed estimates of costs and asset sales proceeds, if any, for each business consolidation initiative. This includes the estimated costs of employee severance and related benefits, impairment of property and equipment and other assets, including estimates of realizable value, contract termination payments for leases, contractual obligations, and any other qualifying costs related to the exit plan. These estimated costs are grouped by specific projects within the overall exit plan and are then monitored on a monthly basis. Such disclosures represent management’s best estimates, but require assumptions about the plans that may change over time. Changes in estimates for individual locations are evaluated periodically to determine if a change in estimate is required for the overall restructuring plan. Subsequent changes to the original estimates are included in current period earnings and identified as business consolidation gains or losses.

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

Reclassifications

Certain prior year amounts have been reclassified in order to conform to the current year presentation.

Foreign Currency Translation

Assets and liabilities of foreign operations, where the local currency is the functional currency, are translated using period-end exchange rates, and revenues and expenses are translated using average exchange rates during each period. Translation gains and losses are reported in accumulated other comprehensive loss as a component of shareholders’ equity.

Revenue Recognition in the Packaging Segments

Sales of products in the packaging segments are recognized when delivery has occurred and title has transferred, there is persuasive evidence of an agreement or arrangement, the price is fixed and determinable, and collection is reasonably assured.

Cash Equivalents

Cash equivalents have original maturities of three months or less.

Derivative Financial Instruments

The company uses derivative financial instruments for the purpose of hedging exposures to fluctuations in interest rates, foreign currency exchange rates, raw materials purchasing and common share repurchases. The company’s derivative instruments are recorded in the consolidated balance sheet at fair value. For a derivative designated as a fair value hedge of a recognized asset or liability, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive loss and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss associated with a cash flow hedge is reported in earnings immediately.

        Realized gains and losses from hedges are classified in the income statement consistent with the accounting treatment of the item being hedged. Gains and losses upon the early termination of effective derivative contracts are deferred in accumulated other comprehensive loss and amortized to earnings in the same period as the originally hedged items affect earnings.

Inventories

Inventories are stated at the lower of cost or market. The cost of the aluminum component of U.S. metal beverage container inventories and substantially all inventories within the U.S. metal food container business is determined using the last-in, first-out (LIFO) method of accounting. The cost of remaining inventories is determined using the first-in, first-out (FIFO) method or acquisition cost.

Depreciation and Amortization

Depreciation and amortization is provided using the straight-line method in amounts sufficient to amortize the cost of the assets over their estimated useful lives (buildings and improvements – 15 to 40 years; machinery and equipment – 5 to 15 years; other intangible assets – approximately 6.5 years, weighted average). Through the end of 2001, goodwill was amortized using the straight-line method over 40 years. However, in accordance with SFAS No. 142 (discussed further in the “New Accounting Pronouncements” section) beginning on January 1, 2002, goodwill is no longer amortized. See Note 8 for a table summarizing pro forma net earnings and the per share impact if goodwill had not been amortized in 2001. The company evaluates long-lived assets, including goodwill and other intangible assets, in accordance with the guidelines of SFAS No. 142 and SFAS No. 144 (discussed further in the “New Accounting Pronouncements” section).

        Deferred financing costs are amortized over the terms of the related facilities and the associated expense is reported as part of interest expense. When debt is repaid prior to its maturity date, the write off of the remaining unamortized deferred financing costs is also reported as interest expense.

Environmental Reserves

We estimate the liability related to environmental matters based on, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We record our best estimate of a loss when the loss is considered probable. As additional information becomes available, we assess the potential liability related to our pending matters and revise our estimates.

Employee Stock Ownership Plan

On December 14, 2001, Ball’s Employee Stock Ownership Plan (ESOP) trust paid the remaining balance of the ESOP loan. At that time, the company discontinued matching the ESOP participants’ contributions to the 401(k). All of the preferred shares were converted into the company’s common shares and distributed to the participants. Prior to that date, the cost of the ESOP was recorded using the shares allocated transitional method under which the annual pretax cost of the ESOP, including preferred dividends, approximated program funding. Compensation and interest components of ESOP cost were included in net earnings and preferred dividends, net of related tax benefits, were shown as a reduction from net earnings.

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

Stock-Based Compensation

Ball has a variety of restricted stock and stock option plans. With the exception of the company’s deposit share program, which is accounted for as a variable plan and is discussed in Note 14, the compensation cost associated with restricted stock grants is calculated using the fair value at the date of grant and amortized over the restriction period. Expense related to stock options is calculated using the intrinsic value method under the guidelines of Accounting Principles Board (APB) Opinion No. 25, and is therefore not included in the consolidated statements of earnings. Ball’s earnings as reported include after-tax stock-based compensation of $7.6 million, $4.2 million and $2.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. If the fair value based method had been used, after-tax stock-based compensation would have been $8.8 million in 2003, $8 million in 2002 and $6 million in 2001, and diluted earnings per share would have been lower by $0.02, $0.07 and $0.07 for the same three periods, respectively. Further details regarding the expense calculated under the fair value based method are provided in Note 14.

New Accounting Pronouncements

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act) was signed into law. The Act expanded Medicare to include, for the first time, coverage for prescription drugs. Ball expects that this legislation may eventually reduce the company’s costs for its retiree medical programs. As permitted in Financial Accounting Standards Board (FASB) Staff Position FAS 106-1, Ball has elected to defer financial recognition of this legislation until the FASB issues final accounting guidance and various governmental and regulatory agencies provide the requirements that must be met to obtain these cost reductions, as well as the manner in which such savings should be measured. Final guidance could require the retroactive restatement of previously reported information.

        In December 2003 the FASB issued a revision of SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. This statement, which replaces the original SFAS No. 132, retains the original disclosures contained in the original pronouncement while requiring additional disclosures about plan assets, investment strategy, measurement date, plan obligations, cash flows and components of net periodic benefit cost recognized during interim periods. The statement is effective for Ball as of year-end 2003 and the new disclosures have been included in Note 13.

        In May 2003 the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This statement requires that certain financial instruments previously classified as equity be classified as liabilities or, in some cases, as assets. Prior to adoption of the standard during the second quarter of 2003, Ball accounted for premiums received on written put option contracts on its common shares as a reduction of equity because the company had the option to settle in either shares or cash. Upon adoption of this standard, which was done on a prospective basis, we now account for these premiums in the overall determination of fair market value of such contracts. The adoption of SFAS No. 150 did not have a significant effect on Ball’s consolidated financial statements in 2003.

        In April 2003 the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under SFAS No. 133. In general the statement was effective for Ball on a prospective basis for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after that date. Adopting this standard had no effect on Ball’s 2003 financial statements.

        In January 2003 the FASB issued Interpretation No. (FIN) 46, “Consolidation of Variable Interest Entities,” which it revised in December 2003. FIN 46 and the revision address the consolidation of entities if they possess certain characteristics. The adoption of this standard, which was effective for Ball in 2003, did not have a significant impact on Ball’s 2003 financial statements.

        In December 2002 the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement became effective for Ball at the end of 2002. The company is not adopting the voluntary accounting changes of SFAS No. 123. See Note 14 for the required disclosures under SFAS Nos. 123 and 148.

        In May 2002 the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, amendment of FASB Statement No. 13, and Technical Corrections as of April 2002.” This statement affects Ball primarily in its rescission of SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” which required all such gains and losses be reported as extraordinary items. Under SFAS No. 145, these items are to be reported as extraordinary items only if they meet the requirements established under APB Opinion No. 30. This statement became effective for Ball on January 1, 2003, and requires that amounts previously reported as extraordinary items be reevaluated in accordance with APB No. 30 and reclassified as appropriate. In its 2002 annual report, Ball originally reported a $3.2 million after-tax charge for early debt extinguishment as an extraordinary item. This charge has been reclassified for comparative purposes under the guidelines of SFAS No. 145 to reflect $5.2 million more interest expense and a $2 million lower provision for income taxes in the fourth quarter of 2002 than was previously reported.

        The FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that the purchase method be used for business combinations. Its provisions became effective for acquisitions after June 30, 2001. SFAS No. 142 establishes accounting guidelines for intangible assets acquired outside of a business combination. It also addresses how goodwill and other intangible assets are to be accounted for after initial recognition in the financial statements. In general goodwill and certain intangible assets are no longer amortized but are tested periodically for impairment. Resulting write-downs, if any, are recognized in the statement of earnings. The adoption of this statement on January 1, 2002, did not result in any impairment charges.

2.    Business Segment Information

Ball’s operations are organized and reviewed by management along its product lines in three reportable segments – North American packaging, international packaging and aerospace and technologies. We have investments in all three segments that are accounted for under the equity method of accounting, and, accordingly, those results are not included in segment sales or earnings. The accounting policies of the segments are the same as those described in the summary of significant and critical accounting policies. See Notes 3 and 4 for information regarding transactions affecting segment results.

North American Packaging

North American packaging consists of operations in the U.S. and Canada, which manufacture metal and PET (polyethylene terephthalate) plastic containers, primarily for use in beverage and food packaging.

International Packaging

International packaging, with operations in several countries in Europe and the People’s Republic of China (PRC), includes the manufacture and sale of metal beverage container products in Europe and Asia, as well as plastic containers in Asia.

Aerospace and Technologies

Aerospace and technologies includes the manufacture and sale of aerospace and other related products and services used primarily in the defense, civil space and commercial space industries.

Major Customers

Following is a summary of Ball’s major customers and their respective percentages of consolidated sales for the years ended December 31:

	2003	2002	2001
SABMiller plc	12%	15%	16%
PepsiCo, Inc. and affiliates	10%	13%	13%
All bottlers of Pepsi-Cola and Coca-Cola branded beverages	29%	32%	31%
U.S. government agencies and their prime contractors	10%	12%	10%

Financial data segmented by geographic area are provided below.

Summary of Net Sales by Geographic Area

($ in millions)
	U.S.	Other (a)	Consolidated

2003	$3,567.8	$1,409.2	$4,977.0
2002	3,473.2	385.7	3,858.9
2001	3,264.3	421.8	3,686.1

Summary of Long-Lived Assets(b) by Geographic Area

($ in millions)
	U.S.	Germany	Other (c)	Consolidated

2003	$2,002.3	$1,207.6	$(63.8)	$3,146.1
2002	1,717.7	1,017.0	173.2	2,907.9
2001	1,351.9	--	168.2	1,520.1

(a)	Includes the company’s net sales in the PRC, Canada and certain European countries, none of which was significant, intercompany eliminations and other.
(b)	Long-lived assets primarily consist of property, plant and equipment, goodwill and other intangible assets.
(c)	Includes the company's long-lived assets in the PRC, Canada and certain European countries, none of which was significant, intercompany eliminations and other.

Summary of Business by Segment

($ in millions)
	2003	2002	2001
Net Sales
North America metal beverage	$2,292.2	$2,254.8	$2,186.3
North America metal food	646.2	625.5	625.3
North America plastic containers	376.0	355.2	292.7

Total North American packaging	3,314.4	3,235.5	3,104.3
Europe metal beverage (Note 3)	1,007.0	11.1	--
Asia metal beverage and plastic containers	120.7	121.1	162.9

Total international packaging	1,127.7	132.2	162.9
Aerospace and technologies	534.9	491.2	418.9

Consolidated net sales	$4,977.0	$3,858.9	$3,686.1

Consolidated Earnings
North American packaging (a)	$282.9	$294.9	$222.6
International packaging (a)	158.6	9.2	(238.7)
Aerospace and technologies (a)	49.5	38.9	17.7

Segment earnings before interest and taxes	491.0	343.0	1.6
Corporate undistributed expenses	(30.2)	(32.0)	(27.0)

Earnings (loss) before interest and taxes	460.8	311.0	(25.4)
Interest expense	(141.1)	(80.8)	(88.3)
Tax provision	(100.1)	(81.9)	9.7
Minority interests	(1.0)	(1.5)	0.8
Equity in results of affiliates	11.3	9.3	4.0

Consolidated earnings (loss)	$229.9	$156.1	$(99.2)

Depreciation and Amortization
North American packaging	$127.5	$124.9	$124.6
International packaging	62.5	9.9	13.5
Aerospace and technologies	12.9	12.3	12.4

Segment depreciation and amortization	202.9	147.1	150.5
Corporate	2.6	2.1	2.0

Consolidated depreciation and amortization	$205.5	$149.2	$152.5

Total Assets
North American packaging	$2,165.7	$2,023.0	$1,666.6
International packaging	2,027.8	2,025.9	213.5
Aerospace and technologies	278.6	248.5	179.8

Segment assets	4,472.1	4,297.4	2,059.9
Corporate assets net of eliminations	(402.5)	(165.0)	253.7

Consolidated assets	$4,069.6	$4,132.4	$2,313.6

Investments in Equity Affiliates
North American packaging	$5.8	$5.2	$0.2
International packaging	64.2	59.7	53.5
Aerospace and technologies	22.8	13.4	15.1

Consolidated investments in equity affiliates	$92.8	$78.3	$68.8

Property, Plant and Equipment Additions
North American packaging	$90.7	$126.5	$50.4
International packaging	22.1	6.2	3.1
Aerospace and technologies	19.2	17.0	11.8

Segment property, plant and equipment additions	132.0	149.7	65.3
Corporate	5.2	8.7	3.2

Consolidated property, plant and equipment additions	$137.2	$158.4	$68.5

(a)     Includes the following business consolidation gains (costs):

($ in millions)	2003	2002	2001
North American packaging	$0.2	$(2.3)	$(24.7)
International packaging	3.3	5.1	(232.7)
Aerospace and technologies	0.2	(0.5)	(13.8)

	$3.7	$2.3	$(271.2)

3.    Acquisitions

Metal Packaging International (MPI)

On March 11, 2003, Ball acquired MPI, a manufacturer of aluminum beverage can ends, for $28 million. MPI produced just over 2 billion ends per year, primarily for soft drink companies, and had sales of approximately $42 million in 2002. The MPI plant, which had approximately 100 employees and was located in Northglenn, Colorado, was closed during the second quarter of 2003 and the volumes were consolidated into other Ball facilities. A liability of $1.6 million was recorded in the opening balance sheet for the plant closing costs, including $1.1 million for employee related costs and $0.5 million for decommissioning costs. Payments related to the liability totaled $1.1 million through December 31, 2003. The acquisition of MPI is not significant to the North American packaging segment.

Ball Packaging Europe

On December 19, 2002, Ball acquired 100 percent of the outstanding shares of Schmalbach-Lubeca GmbH (a European beverage can manufacturer) for an initial purchase price of €922.3 million at closing (approximately $948 million), plus acquisition costs of $11.6 million, refinancing costs of $28.1 million and the assumption of approximately $20 million of debt and approximately $145 million of cash. The company also assumed approximately $300 million of ongoing pension liabilities. In addition, at closing Ball assumed a €131 million withholding tax liability ($138.3 million at the time of payment), which was paid in January 2003 with cash provided by the seller at the time of the acquisition. The final purchase price was reduced in 2003 by $39.8 million for working capital and other purchase price adjustments, including the final valuation of pension liabilities.

        The acquisition has been accounted for as a purchase, and accordingly, its results have been included in our consolidated financial statements effective from December 19, 2002. With this acquisition, now known as Ball Packaging Europe, we expanded our presence in the global beverage container market, enhanced our customer base and gained entry into the growing European market.

        Ball Packaging Europe and its operations consist of nine beverage can plants and two beverage can end plants, a technical center in Bonn, Germany, and an office in Ratingen, Germany. Of the 11 plants, four are located in Germany, three in the United Kingdom, two in France and one each in the Netherlands and Poland. Ball Packaging Europe closed its plant in Runcorn, England, at the end of December 2003. The cost of the plant closure, along with costs associated with a line conversion and a line shut down at other plants, estimated to be €11.9 million in total, has been accounted for in the opening acquisition balance sheet. These costs include €8.7 million for employee termination costs and €3.2 million for decommissioning costs, of which €2.7 million were paid during 2003.

        Following is a summary of the net assets acquired:

($ in millions)

Cash	$145.4
Property, plant and equipment	483.1
Goodwill	765.0
Other intangible assets	52.0
Other assets, primarily current	301.9
Pension liabilities assumed	(310.0)
Other liabilities assumed	(468.5)

$968.9

        Ball Packaging Europe’s customer relationships were identified as a valuable intangible asset by an independent valuation firm and assigned a fair value of €50.6 million (approximately $52 million). This intangible asset is being amortized over seven years. Goodwill related to Ball Packaging Europe is included in the international packaging segment. Both goodwill and the intangible asset are nondeductible under European local country corporate tax laws but will generally be deductible in computing earnings and profits for U.S. tax purposes.

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

	Year Ended December 31,
($ in millions)	2002	2001
Net sales	$4,910.3	$4,540.8
Net earnings (loss)	230.7	(61.9)
Net earnings (loss) attributable to common shareholders	230.7	(63.9)
Basic earnings (loss) per share	4.10	(1.16)
Diluted earnings (loss) per share	4.01	(1.16)

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

Wis-Pak Plastics

On December 28, 2001, Ball acquired substantially all of the assets of Wis-Pak Plastics, Inc. (Wis-Pak) for approximately $27 million. Additional payments of up to $10 million in total, plus interest, are contingent upon the future performance of the acquired business through 2006. Approximately $4.9 million of these contingent payments, including interest, which have been paid or were payable at the end of 2003, are reflected as an increase in goodwill in the consolidated balance sheet. Under the acquisition agreement, Ball entered into a ten-year agreement to supply 100 percent of Wis-Pak’s annual PET container requirements, which are currently 550 million containers. The company closed one of the two acquired plants during 2002; the after-tax cash costs associated with this closure were approximately $1 million and were substantially paid by the end of 2002. The acquisition is not significant to the North American packaging segment’s financial statements.

4.    Business Consolidation Costs

North American Packaging

2003

In December 2003 Ball completed the sale of the Moultrie, Georgia, facility that was closed in December 2001. A gain of $1.6 million was recorded in connection with this sale and the completion of the Moultrie consolidation activities. In February 2003 Ball announced plans to close its Blytheville, Arkansas, metal food container plant to address decreased demand for three-piece welded cans. In connection with the closure, a charge of $1.9 million ($1.2 million after tax), partially offset by a $0.5 million gain ($0.3 million after tax) on the sale of a Canadian plant that was included in a restructuring charge taken in 2000, was recorded in the first quarter of 2003. The Blytheville plant was closed during the second quarter of 2003 and its operations were consolidated into the Springdale, Arkansas, plant. The remaining actions are expected to be completed in 2004. The $1.9 million charge included $0.8 million for employee severance and benefit costs and $1.1 million for decommissioning costs and an impairment charge on fixed assets. Payments and asset write-downs to reflect estimated realizable values totaling $1 million were made related to these charges during 2003.

2002

In December 2002 Ball announced it would relocate its plastics office and research and development facility from Atlanta, Georgia, to Colorado. In connection with the relocation, a pretax charge of $1.6 million ($1 million after tax) was recorded in the fourth quarter of 2002, including $0.8 million for employee severance and benefit costs and $0.8 million for decommissioning costs and the impairment of leasehold improvements. The office relocation was completed during 2003 and the R&D facility relocation is expected to be completed by the end of 2004. Relocation costs of $2.7 million were incurred in 2003 and charged to continuing operations. Also in December 2002, income of $0.8 million was recorded related to 2001 restructuring activities primarily related to proceeds on asset dispositions and employee benefit and severance accruals no longer required.

2001

In November 2001 Ball announced the closure of its Moultrie, Georgia, plant to address overcapacity in the aluminum beverage can industry in North America. The plant was closed in December 2001 and the company recorded a charge of $24.7 million ($15 million after tax). Details of the charge are summarized in the table below.

International Packaging

The company recorded $3.3 million of earnings in the third quarter of 2003, $5.1 million in December 2002 and $5 million in the fourth quarter of 2001 related to the reversal of portions of a charge taken in June 2001 for the PRC business consolidation activities as a result of the realization on asset dispositions in excess of estimated realizable values, as well as employee benefit and severance accruals no longer required as exit activities were completed. In June 2001 Ball announced the reorganization of its PRC packaging business, which included exiting the general line metal can business and closing two PRC beverage can plants. A $237.7 million pretax charge ($185 million after tax and minority interest impact) was recorded in connection with this reorganization. Details of the charge are included in the table below. The charge for other assets and costs was comprised of $24 million of accounts receivable deemed uncollectible and inventories deemed unsaleable, both as a direct result of the exit plan, and $17.2 million of decommissioning costs, miscellaneous taxes and other exit costs. The restructuring activities in the PRC have been substantially completed with the liquidation of certain investments and the sale of certain assets still in process at December 31, 2003.

Aerospace and Technologies

Earnings were recorded of $0.2 million in the third quarter of 2003, $2 million in December 2002 and $2.2 million in December 2001 related to the reversal of portions of a second quarter 2001 aerospace charge as a result of exit costs no longer required due to the sale of one of the exited product lines. Also in the fourth quarter of 2002, we recorded a $2.5 million after-tax charge to write off an equity investment in an aerospace company. In the second quarter of 2001, we ceased operations in two commercial developmental product lines in our aerospace and technologies business. A pretax charge of $16 million ($9.7 million after tax) was recorded in the second quarter of 2001. Details of the charge are included in the table below. The charge for other assets and costs was comprised of $10 million of accounts receivable deemed uncollectible and inventories deemed unsaleable, both as a direct result of the exit plan, and $3.6 million of decommissioning and other exit costs. These actions were substantially completed by the end of 2002.

        Severance and other benefit costs related to the above actions in the PRC and the U.S. are associated with 1,640 former employees, primarily manufacturing and administrative personnel. The following table summarizes the activity related to the restructuring and plant closing activities for 2001 through 2003:

($ in millions)	Fixed Assets/ Spare Parts	Goodwill	Minority Interests and Equity Investments	Pension/ Employee Costs	Other Assets/ Costs	Total
Charge to earnings in 2001:
PRC	$83.1	$64.4	$27.9	$9.5	$47.8	$232.7
North America packaging	15.8	--	--	5.7	3.2	24.7
Aerospace and technologies	1.9	--	--	0.1	11.8	13.8

	100.8	64.4	27.9	15.3	62.8	271.2
Payments	--	--	(10.4)	(5.6)	(3.6)	(19.6)
Transfers to assets to reflect estimated
realizable values	(100.8)	(64.4)	(19.4)	--	(40.3)	(224.9)
Transfers to liabilities	--	--	1.9	(1.0)	(2.3)	(1.4)

Balance at December 31, 2001	--	--	--	8.7	16.6	25.3
Charge (income) in 2002:
PRC	0.1	--	--	(1.4)	(3.8)	(5.1)
North America packaging	(0.8)	--	--	0.8	0.8	0.8
Aerospace and technologies	--	--	2.5	--	(2.0)	0.5

	(0.7)	--	2.5	(0.6)	(5.0)	(3.8)
Cash proceeds (payments)	0.4	--	--	(4.0)	(2.7)	(6.3)
Transfers to assets to reflect estimated
realizable values	0.3	--	(2.5)	--	0.8	(1.4)
Transfers to liabilities	--	--	--	--	(2.2)	(2.2)

Balance at December 31, 2002	--	--	--	4.1	7.5	11.6
Charge (income) in 2003:
PRC	(1.3)	--	(0.3)	--	(1.7)	(3.3)
North America packaging	0.3	--	--	--	--	0.3
Aerospace and technologies	--	--	--	--	(0.2)	(0.2)

	(1.0)	--	(0.3)	--	(1.9)	(3.2)
Cash proceeds (payments)	1.9	--	0.3	(1.4)	(0.3)	0.5
Transfers to assets to reflect estimated
realizable values	(0.9)	--	--	--	0.4	(0.5)

Balance at December 31, 2003	$--	$--	$--	$2.7	$5.7	$8.4

        Balances remaining at December 31, 2003, will be used as employee and other costs are paid and as the related companies are liquidated. The carrying value of fixed assets remaining for sale in connection with the business consolidation activities was approximately $1.6 million at December 31, 2003. The remaining accrued employee severance and other exit costs for business consolidation activities commenced prior to 2001 were approximately $0.6 million at December 31, 2003, including an additional charge in 2002 of $1.5 million for the further write down to net realizable value of assets remaining for sale. Subsequent changes to the estimated costs of the company’s business consolidation activities, if any, will be included in current-period earnings.

5.    Accounts Receivable

Accounts receivable are net of an allowance for doubtful accounts of $15.4 million at December 31, 2003, and $13.6 million at December 31, 2002.

        A receivables sales agreement provides for the ongoing, revolving sale of a designated pool of trade accounts receivable of Ball’s North American packaging operations, up to $175 million. The agreement qualifies as off-balance sheet financing under the provisions of SFAS No. 140. Net funds received from the sale of the accounts receivable totaled $175 million at December 31, 2003, and $122.5 million at December 31, 2002, and are reflected as a reduction of accounts receivable in the consolidated balance sheets. Fees incurred in connection with the sale of accounts receivable, which are reported as part of selling and administrative expenses, totaled $2.5 million in 2003, $3 million in 2002 and $5.5 million in 2001. The fees were progressively lower over the three-year period due largely to decreases in interest rates.

        Net accounts receivable under long-term contracts, due primarily from agencies of the U.S. government and their prime contractors, were $102.7 million and $86.3 million at December 31, 2003 and 2002, respectively, and include unbilled amounts representing revenue earned but contractually not yet billable of $13 million and $30.8 million, respectively. The average length of the long-term contracts is approximately three years and the average length remaining on those contracts at December 31, 2003, was approximately 15 months. Approximately $2.9 million of unbilled receivables at December 31, 2003, is expected to be collected after one year and is related to fees and cost withholds that will be paid upon completion of milestones or other contract terms, as well as final overhead rate settlements.

6.    Inventories

	December 31,
($ in millions)	2003	2002
Raw materials and supplies	$199.6	$183.0
Work in process and finished goods	346.6	369.5

	$546.2	$552.5

        Approximately 29 percent and 32 percent of total inventories at December 31, 2003 and 2002, respectively, were valued using the LIFO method of accounting. Inventories at December 31, 2003 and 2002 would have been $1.4 million higher and $2.4 million lower, respectively, than the reported amounts if the FIFO method of accounting, which approximates replacement cost, had been used for those inventories.

7.    Property, Plant and Equipment

	December 31,
($ in millions)	2003	2002
Land	$75.0	$69.9
Buildings	681.0	609.5
Machinery and equipment	1,980.9	1,847.9

	2,736.9	2,527.3
Accumulated depreciation	(1,265.8)	(1,081.4)

	$1,471.1	$1,445.9

        Property, plant and equipment are stated at historical cost. Depreciation expense amounted to $193 million, $145.3 million and $137.9 million for the years ended December 31, 2003, 2002 and 2001, respectively. The increase in property, plant and equipment during 2003 is the result of planned capital spending projects as well as the effects of foreign exchange rates.

        During 2003 the company entered into capital leases totaling $6.7 million. These capital leases are noncash transactions and, accordingly, have been excluded from the consolidated statement of cash flows.

8.    Goodwill

($ in millions)	North American Packaging	International Packaging	Total
Balance at December 31, 2002	$327.4	$820.7	$1,148.1
Business acquisition	17.4	--	17.4
Purchase price and other adjustments	2.4	3.6	6.0
Effects of foreign exchange rates	8.4	157.0	165.4

Balance at December 31, 2003	$355.6	$981.3	$1,336.9

        In accordance with SFAS No. 142, which Ball adopted on January 1, 2002, goodwill is no longer amortized but rather tested periodically for impairment. There was no impairment of goodwill in 2003 or 2002. Total amortization expense of goodwill amounted to $10.7 million for the year ended December 31, 2001.

        The following table summarizes the pro forma earnings and per share impact if goodwill had not been amortized during 2001:

($ in millions, except per share amounts)	2003	2002	2001
Net earnings (loss) as reported	$229.9	$156.1	$(99.2)
Add back goodwill amortization, net of tax	--	--	9.1

Pro forma net earnings (loss)	$229.9	$156.1	$(90.1)

Basic earnings per share:
Basic earnings (loss) per share as reported	$4.12	$2.77	$(1.85)
Add back goodwill amortization, net of tax	--	--	0.17

Pro forma basic earnings (loss) per share	$4.12	$2.77	$(1.68)

Diluted earnings per share:
Diluted earnings (loss) per share as reported	$4.02	$2.71	$(1.85)
Add back goodwill amortization, net of tax	--	--	0.15

Pro forma diluted earnings (loss) per share	$4.02	$2.71	$(1.70)

9.    Intangibles and Other Assets

	December 31,
($ in millions)	2003	2002
Intangibles and Other Assets:
Investments in affiliates	$92.8	$78.3
Prepaid pension and related intangible asset	91.2	88.9
Other intangibles (net of accumulated amortization of $30.1 and $16.6 at
December 31, 2003 and 2002, respectively)	66.7	65.6
Deferred financing costs	32.5	35.9
Other	54.9	45.2

	$338.1	$313.9

        Total amortization expense of other intangible assets amounted to $12.5 million, $3.9 million and $3.9 million for the years ended December 31, 2003, 2002 and 2001, respectively. The change in other intangibles from 2002 to 2003 included a reduction of $12.5 million for amortization expense and an increase of $13.6 million due to foreign exchange rates. Based on intangible assets and foreign exchange rates as of December 31, 2003, total annual intangible asset amortization expense is expected to be between $9.3 million and $11.2 million in each of the next five years.

10.    Debt and Interest Costs

Short-term debt at December 31, 2003, includes $39.3 million outstanding under uncommitted bank facilities totaling $179.6 million. At December 31, 2002, $47.1 million was outstanding under uncommitted bank facilities totaling $80 million. The weighted average interest rate of the outstanding short-term facilities was 3.24 percent at December 31, 2003, and 4.7 percent at December 31, 2002. Also included in 2002 was $20.9 million of debt associated with Ball Packaging Europe’s accounts receivable securitization program with a year-end weighted average interest rate of 3.5 percent. The European program was discontinued during 2003.

        Long-term debt at December 31 consisted of the following:

	2003		2002
(in millions)	In Local Currency	In U.S. $	In Local Currency	In U.S. $
Notes Payable
7.75% Senior Notes due August 2006	$ 300.0	$300.0	$ 300.0	$300.0
6.875% Senior Notes due December 2012
(excluding premium of $4.8 million in 2003)	$ 550.0	550.0	$ 300.0	300.0
8.25% Senior Subordinated Notes due August 2008	--	--	$ 250.0	250.0
Senior Credit Facilities
Term Loan A, Euro denominated due December
2007 (2003 - 4.14%; 2002 - 5.25%)	€ 96.0	120.8	€ 120.0	126.0

Term Loan A, British sterling denominated due
December 2007 (2003 - 6.04%; 2002 - 6.30%)	£ 63.2	112.9	£ 79.0	127.2
Term Loan B, Euro denominated due December
2009 (2003 - 4.64%; 2002 - 5.75%)	€ 266.1	334.7	€ 294.0	308.7
Term Loan B, U.S. dollar denominated due December
2009 (2003 - 2.92%; 2002 - 3.66%)	$ 186.9	186.9	$ 350.0	350.0
Multi-currency revolver, U.S. dollar equivalent
(3.50% weighted average at year end 2002)	--	--	$ 10.0	10.0
Multi-currency revolver, Euro equivalent
(4.97% weighted average at year end 2002)	--	--	€ 86.0	90.3
Industrial Development Revenue Bonds
Floating rates due through 2011 (2003 - 1.20%
to 1.35%; 2002 - 1.60%)	$ 27.1	27.1	$ 27.1	27.1
Other		15.2		23.7

		1,647.6		1,913.0
Less: Current portion of long-term debt		(68.3)		(59.0)

		$1,579.3		$1,854.0

        The senior credit facilities bear interest at variable rates and are comprised of the following: (1) Term Loan A, denominated in euros and British pounds, due in installments through December 2007; (2) Term Loan B, denominated in euros, due in installments through December 2009; (3) Term Loan B, denominated in U.S. dollars, due in installments through December 2009; (4) a multi-currency long-term revolving credit facility which provides the company with up to the equivalent of $415 million; and (5) a Canadian long-term revolving credit facility which provides the company with up to the equivalent of $35 million. Both revolving credit facilities expire in 2007. At December 31, 2003, approximately $404 million was available under the revolving credit facilities.

        During the fourth quarter of 2003, Ball repaid $160 million of the U.S. dollar denominated Term Loan B and €25 million of the euro denominated Term Loan B. At the time of the early repayment, the interest rate on the U.S. portion of the Term Loan B was reduced by 50 basis points. A pretax charge of $2.9 million ($1.9 million after tax) was recorded as interest expense during the fourth quarter of 2003 for the write off of the unamortized deferred financing costs associated with the repaid portion of the Term B loans.

        On August 8, 2003, Ball refinanced its 8.25% Senior Subordinated Notes due in 2008 through the private placement of $250 million of its 6.875% Senior Notes due in 2012 at a price of 102% of the principal amount. The 6.875% interest rate on the notes will be offset by the amortization over the life of the notes of the $5 million issue premium paid to Ball on the issuance of the notes, resulting in an effective yield to maturity of 6.58% for the new notes. In connection with the refinancing of the higher interest debt, in the third quarter of 2003, a pretax charge of $15.2 million ($9.9 million after tax) was recorded as interest expense, which consisted of the payment of a $10.3 million call premium and the write off of $4.9 million of unamortized financing costs.

        In connection with the acquisition of Ball Packaging Europe on December 19, 2002, Ball refinanced $389 million of its existing debt and wrote off to interest expense $5.2 million ($3.2 million after tax) of unamortized financing costs.

        Financing costs incurred with the placement of the senior credit facilities and senior notes totaled $5.2 million in 2003 and $28.1 million in 2002, of which $2.9 million was written off in 2003 in connection with early debt repayments. The remaining unamortized financing costs are included in other assets on the consolidated balance sheet and are being amortized to earnings on a straight-line basis over the remaining lives of the related facilities.

        The company exchanged the 6.875% Senior Notes due 2012 for new notes that are substantially the same in all respects (including principal amount, interest rate, maturity, ranking and covenant restrictions) to the terms of the notes for which they were exchanged, except that the new notes are registered under the Securities Act of 1933, as amended, and therefore are not subject to certain restrictions on transfer which applied to the previous privately placed notes.

        Maturities of all fixed long-term debt obligations outstanding at December 31, 2003, are $68.3 million, $73.2 million, $365.2 million, $72.2 million and $9.6 million for the years ending December 31, 2004 through 2008, respectively, and $1,054.3 million thereafter.

        Ball issues letters of credit in the ordinary course of business to secure liabilities recorded in connection with industrial development revenue bonds and insurance arrangements, of which $45.6 million and $41.2 million were outstanding at December 31, 2003 and 2002, respectively.

        The company was not in default of any loan agreement at December 31, 2003, and has met all payment obligations. The U.S. note agreements, bank credit agreement and industrial development revenue bond agreements contain certain restrictions relating to dividends, share repurchases, investments, financial ratios, guarantees and the incurrence of additional indebtedness.

        A summary of total interest cost paid and accrued follows:

($ in millions)	2003	2002	2001
Interest costs	$144.2	$83.2	$89.7
Amounts capitalized	(3.1)	(2.4)	(1.4)

Interest expense	$141.1	$80.8	$88.3

Interest paid during the year	$139.2	$74.3	$89.0

Subsidiary Guarantees of Debt

The notes payable and senior credit facilities are guaranteed on a full, unconditional and joint and several basis by certain of the company’s domestic wholly owned subsidiaries. Certain tranches of the senior credit facilities are similarly guaranteed by certain of the company’s wholly owned foreign subsidiaries. The senior credit facilities are secured by: (1) a pledge of 100 percent of the stock owned by the company in its material direct and indirect majority-owned domestic subsidiaries and (2) a pledge of the company’s stock, owned directly or indirectly, of certain foreign subsidiaries, which equals 65 percent of the stock of each such foreign subsidiary. The following is condensed, consolidating financial information for the company, segregating the guarantor subsidiaries and non-guarantor subsidiaries, as of December 31, 2003 and 2002, and for the years ended December 31, 2003, 2002 and 2001 (in millions of dollars). Certain prior-year amounts have been reclassified in order to conform to the current year presentation. Separate financial statements for the guarantor subsidiaries and the non-guarantor subsidiaries are not presented because management has determined that such financial statements would not be material to investors.

	CONSOLIDATED BALANCE SHEET
	December 31, 2003
	Ball Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Adjustments	Consolidated Total
ASSETS
Current assets
Cash and cash equivalents	$ 8.8	$ 0.9	$ 26.8	$ --	$ 36.5
Accounts receivable, net	1.2	107.4	141.5	--	250.1
Inventories, net	--	363.7	182.5	--	546.2
Deferred taxes and
prepaid expenses	(22.2)	446.2	16.9	(350.2)	90.7

Total current assets	(12.2)	918.2	367.7	(350.2)	923.5

Property, plant and equipment, at cost	36.5	1,836.5	863.9	--	2,736.9
Accumulated depreciation	(16.0)	(1,048.4)	(201.4)	--	(1,265.8)

	20.5	788.1	662.5	--	1,471.1

Investment in subsidiaries	1,855.8	511.2	8.5	(2,375.5)	--
Investment in affiliates	4.3	28.6	59.9	--	92.8
Goodwill, net	--	339.7	997.2	--	1,336.9
Other assets	37.9	104.1	103.3	--	245.3

	$1,906.3	$2,689.9	$2,199.1	$(2,725.7)	$4,069.6

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt and current portion
of long-term debt	$ 1.9	$ 4.5	$ 101.2	$ --	$ 107.6
Accounts payable	11.1	178.0	160.6	--	349.7
Accrued employee costs	15.7	134.5	30.4	--	180.6
Income taxes payable	--	379.9	45.3	(350.2)	75.0
Other current liabilities	44.4	26.6	77.2	--	148.2

Total current liabilities	73.1	723.5	414.7	(350.2)	861.1
Long-term debt	1,056.9	11.5	510.9	--	1,579.3
Intercompany borrowings	147.7	515.0	36.2	(698.9)	--
Employee benefit obligations	120.6	152.3	428.8	--	701.7
Deferred taxes and other liabilities	(299.8)	298.3	115.0	--	113.5

Total liabilities	1,098.5	1,700.6	1,505.6	(1,049.1)	3,255.6

Contingencies
Minority interests	--	--	6.2	--	6.2

Shareholders' equity
Convertible preferred stock	--	--	179.6	(179.6)	--

Preferred shareholders' equity	--	--	179.6	(179.6)	--

Common stock	567.3	726.0	687.6	(1,413.6)	567.3
Retained earnings	748.8	380.4	(263.8)	(116.6)	748.8
Accumulated other comprehensive loss
	(1.4)	(117.1)	83.9	33.2	(1.4)
Treasury stock, at cost	(506.9)	--	--	--	(506.9)

Common shareholders' equity	807.8	989.3	507.7	(1,497.0)	807.8

Total shareholders' equity	807.8	989.3	687.3	(1,676.6)	807.8

	$1,906.3	$2,689.9	$2,199.1	$(2,725.7)	$4,069.6

	CONSOLIDATED BALANCE SHEET
	December 31, 2002
	Ball Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Adjustments	Consolidated Total
ASSETS
Current assets
Cash and cash equivalents	$47.6	$0.3	$211.3	$--	$259.2
Accounts receivable, net	0.8	155.3	189.8	--	345.9
Inventories, net	--	362.1	190.4	--	552.5
Deferred taxes and
prepaid expenses	247.3	137.4	1.6	(319.4)	66.9

Total current assets	295.7	655.1	593.1	(319.4)	1,224.5

Property, plant and equipment, at cost	33.4	1,749.9	744.0	--	2,527.3
Accumulated depreciation	(15.0)	(945.2)	(121.2)	--	(1,081.4)

	18.4	804.7	622.8	--	1,445.9

Investment in subsidiaries	1,736.9	380.8	9.8	(2,127.5)	--
Investment in affiliates	5.8	18.6	53.9	--	78.3
Goodwill, net	--	319.9	828.2	--	1,148.1
Other assets	38.5	112.1	85.0	--	235.6

	$2,095.3	$2,291.2	$2,192.8	$(2,446.9)	$4,132.4

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt and current portion
of long-term debt	$3.5	$--	$123.5	$--	$127.0
Accounts payable	9.9	252.3	177.4	--	439.6
Accrued employee costs	15.5	109.3	22.3	--	147.1
Income taxes payable	--	307.9	65.6	(319.4)	54.1
Other current liabilities	49.1	35.2	216.8	--	301.1

Total current liabilities	78.0	704.7	605.6	(319.4)	1,068.9
Long-term debt	1,317.9	10.1	526.0	--	1,854.0
Intercompany borrowings	112.3	390.5	196.1	(698.9)	--
Employee benefit obligations	121.8	173.8	350.9	--	646.5
Deferred taxes and other liabilities	(27.6)	(1.3)	93.4	--	64.5

Total liabilities	1,602.4	1,277.8	1,772.0	(1,018.3)	3,633.9

Contingencies
Minority interests	--	--	5.6	--	5.6

Shareholders' equity
Convertible preferred stock	--	--	179.6	(179.6)	--

Preferred shareholders' equity	--	--	179.6	(179.6)	--

Common stock	530.8	724.6	563.2	(1,287.8)	530.8
Retained earnings	545.7	364.9	(293.6)	(71.3)	545.7
Accumulated other comprehensive loss
	(138.3)	(76.1)	(34.0)	110.1	(138.3)
Treasury stock, at cost	(445.3)	--	--	--	(445.3)

Common shareholders' equity	492.9	1,013.4	235.6	(1,249.0)	492.9

Total shareholders' equity	492.9	1,013.4	415.2	(1,428.6)	492.9

	$2,095.3	$2,291.2	$2,192.8	$(2,446.9)	$4,132.4

	CONSOLIDATED STATEMENT OF EARNINGS
	For the Year Ended December 31, 2003
	Ball Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Adjustments	Consolidated Total
Net sales	$--	$3,849.3	$1,378.5	$(250.8)	$4,977.0
Costs and expenses
Cost of sales (excluding depreciation
and amortization)	--	3,272.0	1,071.6	(250.8)	4,092.8
Depreciation and amortization	2.6	131.4	71.5	--	205.5
Business consolidation (gains) costs	--	0.1	(3.8)	--	(3.7)
Selling and administrative	30.0	129.2	62.4	--	221.6
Interest expense	48.7	47.1	45.3	--	141.1
Equity in earnings of subsidiaries	(242.0)	--	--	242.0	--
Corporate allocations	(63.1)	57.2	5.9	--	--

	(223.8)	3,637.0	1,252.9	(8.8)	4,657.3

Earnings (loss) before taxes	223.8	212.3	125.6	(242.0)	319.7
Provision for taxes	6.1	(75.1)	(31.1)	--	(100.1)
Minority interests	--	--	(1.0)	--	(1.0)
Equity in earnings of affiliates	--	1.4	9.9	--	11.3

Net earnings (loss)	$229.9	$138.6	$103.4	$(242.0)	$229.9

	CONSOLIDATED STATEMENT OF EARNINGS
	For the Year Ended December 31, 2002
	Ball Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Adjustments	Consolidated Total
Net sales	$--	$3,726.7	$366.2	$(234.0)	$3,858.9
Costs and expenses
Cost of sales (excluding depreciation
and amortization)	--	3,150.2	314.2	(234.0)	3,230.4
Depreciation and amortization	2.1	128.8	18.3	--	149.2
Business consolidation (gains) costs	--	0.6	(2.9)	--	(2.3)
Selling and administrative	29.5	120.0	21.1	--	170.6
Interest expense	56.4	14.4	10.0	--	80.8
Equity in earnings of subsidiaries	(168.2)	--	--	168.2	--
Corporate allocations	(61.4)	61.4	--	--	--

	(141.6)	3,475.4	360.7	(65.8)	3,628.7

Earnings (loss) before taxes	141.6	251.3	5.5	(168.2)	230.2
Provision for taxes	14.7	(95.8)	(0.8)	--	(81.9)
Minority interests	--	--	(1.5)	--	(1.5)
Equity in earnings (losses) of affiliates	(0.2)	1.6	7.9	--	9.3

Net earnings (loss)	$156.1	$157.1	$11.1	$(168.2)	$156.1

	CONSOLIDATED STATEMENT OF EARNINGS
	For the Year Ended December 31, 2001
	Ball Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Adjustments	Consolidated Total
Net sales	$--	$3,523.2	$415.1	$(252.2)	$3,686.1
Costs and expenses
Cost of sales (excluding depreciation
and amortization)	--	3,037.3	357.1	(252.2)	3,142.2
Depreciation and amortization	2.0	128.3	22.2	--	152.5
Business consolidation costs and other
	--	38.7	232.5	--	271.2
Selling and administrative	20.8	100.5	24.3	--	145.6
Interest expense	42.8	39.9	5.6	--	88.3
Equity in earnings of subsidiaries	106.6	--	--	(106.6)	--
Corporate allocations	(59.9)	59.9	--	--	--

	112.3	3,404.6	641.7	(358.8)	3,799.8

Earnings (loss) before taxes	(112.3)	118.6	(226.6)	106.6	(113.7)
Provision for taxes	13.4	1.1	(4.8)	--	9.7
Minority interests	--	--	0.8	--	0.8
Equity in earnings (losses) of affiliates	(0.3)	(0.2)	4.5	--	4.0

Net earnings (loss)	(99.2)	119.5	(226.1)	106.6	(99.2)
Preferred dividends, net of tax	(2.0)	--	--	--	(2.0)

Earnings (loss) attributable to common
shareholders	$(101.2)	$119.5	$(226.1)	$106.6	$(101.2)

	CONSOLIDATED STATEMENT OF CASH FLOWS
	For the Year Ended December 31, 2003
	Ball Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Adjustments		Consolidated Total

Cash flows from operating activities
Net earnings (loss)	$229.9	$138.6	$103.4	$(242.	0)	$229.9
Noncash charges to net earnings:
Depreciation and amortization	2.6	131.4	71.5	--		205.5
Business consolidation
costs, net of related
equity and minority interest	--	--	(3.3)	--		(3.3)
effects
Deferred taxes	(7.0)	32.6	(7.8)	--		17.8
Contributions to defined benefit
plans	(5.8)	(20.2)	(8.1)	--		(34.1)
Equity earnings of subsidiaries	(242.0)	--	--	242.0		--
Other, net	20.4	2.2	6.6	--		29.2
Debt refinancing costs:
Debt prepayment costs	10.3	--	--	--		10.3
Noncash write off of unamortized
deferred financing costs	4.9	--	--	--		4.9
Noncash write off of unamortized
deferred financing costs related
to early payments of term loans	2.5	--	0.4	--		2.9
Withholding tax payment related to
European acquisition	--	--	(138.3)	--		(138.3)
Changes in working capital
components	(5.3)	46.2	(1.7)	--		39.2

Net cash provided by
operating activities	10.5	330.8	22.7	--		364.0

Cash flows from investing activities
Additions to property, plant and
equipment	(5.2)	(108.2)	(23.8)	--		(137.2)
Business acquisitions, net of cash acquired	--	(28.0)	--	--		(28.0)
Purchase price adjustments	--	--	39.8	--		39.8
Investments in and advances to
affiliates	295.0	(199.0)	(96.0)	--		--
Other, net	(9.6)	5.0	6.2	--		1.6

Net cash provided by (used in)
investing activities	280.2	(330.2)	(73.8)	--		(123.8)

Cash flows from financing activities
Long-term borrowings	4.8	--	0.5	--		5.3
Repayments of long-term borrowings	(264.1)	--	(103.3)	--		(367.4)
Change in short-term borrowings	--	--	(31.6)	--		(31.6)
Debt prepayment costs	(10.3)	--	--	--		(10.3)
Debt issuance costs	(5.2)	--	--	--		(5.2)
Common and preferred dividends	(26.8)	--	--	--		(26.8)
Proceeds from issuance of common
stock under various employee
and shareholder plans	35.5	--	--	--		35.5
Acquisitions of treasury stock	(63.4)	--	--	--		(63.4)

Net cash used in
financing activities	(329.5)	--	(134.4)	--		(463.9)

Effect of exchange rate changes on cash
	--	--	1.0	--		1.0
Net change in cash and cash equivalents
	(38.8)	0.6	(184.5)	--		(222.7)
Cash and cash equivalents - beginning
of year	47.6	0.3	211.3	--		259.2

Cash and cash equivalents - end of
year	$8.8	$0.9	$26.8	$--		$36.5

	CONSOLIDATED STATEMENT OF CASH FLOWS
	For the Year Ended December 31, 2002
	Ball Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Adjustments	Consolidated Total
Cash flows from operating activities
Net earnings (loss)	$156.1	$157.1	$11.1	$(168.2)	$156.1
Noncash charges to net earnings:
Depreciation and amortization	2.1	128.8	18.3	--	149.2
Business consolidation costs,
net of related equity and
minority interest effects	--	0.6	1.5	--	2.1
Noncash write off of unamortized
deferred financing costs	5.2	--	--	--	5.2
Deferred taxes	11.4	15.4	(1.2)	--	25.6
Contributions to defined benefit
plans	--	(54.2)	(2.2)	--	(56.4)
Equity earnings of subsidiaries	(168.2)	--	--	168.2	--
Other, net	20.5	(1.0)	(6.4)	--	13.1
Changes in working capital
components	8.0	116.3	33.1	--	157.4

Net cash provided by
operating activities	35.1	363.0	54.2	--	452.3

Cash flows from investing activities
Additions to property, plant and
equipment	(8.7)	(140.6)	(9.1)	--	(158.4)
Business acquisitions, net of cash acquired	--	(813.8)	--	--	(813.8)
Acquisitions of previously leased
assets	--	(43.1)	--	--	(43.1)
Investments in and advances to
affiliates	(232.6)	613.9	(381.3)	--	--
Other, net	(2.2)	20.5	(24.2)	--	(5.9)

Net cash used in
investing activities	(243.5)	(363.1)	(414.6)	--	(1,021.2)

Cash flows from financing activities
Long-term borrowings	748.4	--	552.1	--	1,300.5
Repayments of long-term borrowings	(439.1)	--	(1.3)	--	(440.4)
Change in short-term borrowings	--	--	(1.3)	--	(1.3)
Debt issuance costs	(16.5)	--	(11.6)	--	(28.1)
Common and preferred dividends	(20.4)	--	--	--	(20.4)
Proceeds from issuance of common
stock under various employee and
shareholder plans	35.0	--	--	--	35.0
Acquisitions of treasury stock	(104.1)	--	--	--	(104.1)
Other, net	--	--	0.2	--	0.2

Net cash provided by
financing activities	203.3	--	538.1	--	741.4

Effect of exchange rate changes on cash
	--	--	3.6	--	3.6
Net change in cash and
cash equivalents	(5.1)	(0.1)	181.3	--	176.1
Cash and cash equivalents -
beginning of year	52.7	0.4	30.0	--	83.1

Cash and cash equivalents - end
of year	$47.6	$0.3	$211.3	$--	$259.2

	CONSOLIDATED STATEMENT OF CASH FLOWS
	For the Year Ended December 31, 2001
	Ball Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Adjustments	Consolidated Total
Cash flows from operating activities
Net earnings (loss)	$(99.2)	$119.5	$(226.1)	$106.6	$(99.2)
Noncash charges to net earnings:
Depreciation and amortization	2.0	128.3	22.2	--	152.5
Business consolidation costs, net
of related equity and minority
interest effects	--	38.7	230.0	--	268.7
Deferred taxes	(71.0)	69.6	3.9	--	2.5
Contributions to defined benefit
plans	(4.1)	(52.0)	(1.7)	--	(57.8)
Equity earnings of subsidiaries	106.6	--	--	(106.6)	--
Other, net	14.5	(3.0)	(0.3)	--	11.2
Changes in working capital
components	54.4	(4.0)	(7.5)	--	42.9

Net cash provided by
operating activities	3.2	297.1	20.5	--	320.8

Cash flows from investing activities
Additions to property, plant and
equipment	(3.2)	(52.7)	(12.6)	--	(68.5)
Acquisitions of previously leased
assets and a PET manufacturing
business	--	(77.9)	--	--	(77.9)
Investments in and advances to
affiliates	168.2	(184.8)	16.6	--	--
Other, net	2.1	18.5	2.9	--	23.5

Net cash provided by (used in)
investing activities	167.1	(296.9)	6.9	--	(122.9)

Cash flows from financing activities
Repayments of long-term borrowings	(52.0)	--	--	--	(52.0)
Change in short-term borrowings	--	--	(10.3)	--	(10.3)
Common and preferred dividends	(20.4)	--	--	--	(20.4)
Proceeds from issuance of common
stock under various employee and
shareholder plans	32.1	--	--	--	32.1
Acquisitions of treasury stock	(85.9)	--	--	--	(85.9)
Other, net	(3.7)	--	(0.2)	--	(3.9)

Net cash used in
financing activities	(129.9)	--	(10.5)	--	(140.4)

Net change in cash and
cash equivalents	40.4	0.2	16.9	--	57.5
Cash and cash equivalents -
beginning of year	12.3	0.2	13.1	--	25.6

Cash and cash equivalents - end
of year	$52.7	$0.4	$30.0	$--	$83.1

11.    Leases

The company leases warehousing and manufacturing space and certain equipment, primarily within the packaging segments, and office and technical space, primarily within the aerospace and technologies segment. During 2003 we entered into a lease which qualifies as an operating lease for book purposes and a capital lease for tax purposes. Under this lease arrangement, Ball has the option to purchase the leased equipment at the end of the lease term, or if we elect not to do so, to compensate the lessor for the difference between a guaranteed minimum residual value of $12.2 million and the fair market value of the asset, if less. The company had similar lease arrangements prior to 2003. During 2001 we purchased some of these leased assets for a total of $50.5 million and during 2002 we purchased all of the remaining assets for $43.1 million. Certain of the company’s leases in effect at December 31, 2003, include renewal options and/or escalation clauses for adjusting lease expense based on various factors.

        Total noncancellable operating leases in effect at December 31, 2003, require rental payments of $44.1 million, $34.6 million, $23.6 million, $16.6 million and $11.2 million for the years 2004 through 2008, respectively, and $30.8 million combined for all years thereafter. Lease expense for all operating leases was $64.8 million, $50.7 million and $58.1 million in 2003, 2002 and 2001, respectively.

12.    Taxes on Income

The amounts of earnings (losses) before income taxes by national jurisdiction follow:

($ in millions)	2003	2002	2001
U.S.	$187.8	$224.4	$112.8
Foreign	131.9	5.8	(226.5)

	$319.7	$230.2	$(113.7)

The provision for income tax expense (benefit) was as follows:

($ in millions)	2003	2002	2001
Current
U.S	$35.5	$47.4	$(5.3)
State and local	7.9	6.8	(7.7)
Foreign	38.9	2.1	0.8

Total current	82.3	56.3	(12.2)

Deferred
U.S	22.9	23.4	(8.2)
State and local	2.7	3.4	6.9
Foreign	(7.8)	(1.2)	3.8

Total deferred	17.8	25.6	2.5

Provision for income taxes	$100.1	$81.9	$(9.7)

        The 2001 current and deferred U.S. benefits above include the offsetting effects of a $34 million minimum tax credit reclassified from current to deferred since full realization is not expected before 2005.

        The income tax provision recorded within the consolidated statements of earnings differs from the provision determined by applying the U.S. statutory tax rate to pretax earnings as a result of the following:

($ in millions)	2003	2002	2001
Statutory U.S. federal income tax	$111.9	$80.6	$(39.8)
Increase (decrease) due to:
Foreign tax holiday	(8.4)	--	--
Company-owned life insurance	(4.8)	(2.5)	(2.9)
Tax rate differences	(5.5)	--	--
Research and development tax credits	(1.5)	(1.3)	(1.3)
U.S. tax effects of China restructuring and
nondeductible goodwill	--	--	28.6
State and local taxes, net	6.9	6.8	2.8
Other, net	1.5	(1.7)	2.9

Provision for taxes	$100.1	$81.9	$(9.7)

Effective tax rate expressed as a percentage of pretax
earnings	31.3%	35.6%	(8.6)%

        In 1995, Ball Packaging Europe’s Polish subsidiary was granted a tax holiday. Under the terms of the holiday, an exemption was granted on manufacturing earnings for up to €39.5 million of income tax. At December 31, 2003, the remaining tax holiday available to reduce future Polish tax liability was €14.8 million.

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

        Net income tax payments were $28.4 million, $16.2 million and $0.2 million for 2003, 2002 and 2001, respectively.

        The significant components of deferred tax assets and liabilities at December 31 were:

($ in millions)	2003	2002
Deferred tax assets:
Deferred compensation	$(42.9)	$(43.5)
Accrued employee benefits	(64.0)	(62.1)
Plant closure costs	(33.4)	(43.7)
Alternative minimum tax credits	(31.5)	(34.0)
Accrued pensions	(42.0)	(26.7)
Other	(67.6)	(44.0)

Total deferred tax assets	(281.4)	(254.0)

Deferred tax liabilities:
Depreciation	278.9	237.5
Goodwill and other intangible assets	38.0	13.6
Other	23.4	19.6

Total deferred tax liabilities	340.3	270.7

Net deferred tax liability	$58.9	$16.7

        The net change in deferred taxes during 2003 is primarily attributable to accelerated (including bonus) depreciation, the effects of foreign exchange rates and an increase in accrued pension liabilities.

        At December 31, 2003, the company, excluding Ball Packaging Europe, had capital loss carryforwards, expiring in 2004, of $20.5 million with a related tax benefit of $8 million. That benefit has been fully offset by a valuation allowance as the company currently does not anticipate capital gains in the carryforward period to allow realization of the tax benefit.

        At December 31, 2003, Ball Packaging Europe and subsidiaries had net operating loss carryforwards, with no expiration date, of $72.8 million with a related tax benefit of $23.2 million. That benefit has been offset by a valuation allowance of $15.1 million due to the uncertainty of ultimate realization. Any realization of the valuation allowance will be recognized as a reduction in goodwill.

13.    Employee Benefit Obligations

	December 31,
($ in millions)	2003	2002
Total defined benefit pension liability	$470.8	$417.6
Less current defined benefit pension liability	(24.6)	(10.3)

Long-term defined benefit pension liability	446.2	407.3
Retiree medical and other postemployment benefits	119.6	111.3
Deferred compensation plan	117.8	100.9
Other	18.1	27.0

	$701.7	$646.5

Defined Benefit Pension Plans

The company’s pension plans cover substantially all U.S., Canadian and European employees meeting certain eligibility requirements. The defined benefit plans for salaried employees, as well as those for hourly employees in Germany and the United Kingdom, provide pension benefits based on employee compensation and years of service. In addition, the plan covering salaried employees in Canada includes a defined contribution feature. Plans for North American hourly employees provide benefits based on fixed rates for each year of service. The German plans are not funded but the company maintains book reserves and annual additions to the reserves are generally tax deductible. With the exception of the German plans, our policy is to fund the plans on a current basis to the extent deductible under existing tax laws and regulations and in amounts at least sufficient to satisfy statutory funding requirements. Plan assets consist primarily of common stocks and fixed income securities. We also have defined benefit pension obligations in France and Austria, the assets and liabilities of which are insignificant.

        An analysis of the change in benefit accruals for 2003 and 2002 follows:

	2003				2002
($ in millions)	U.S.	Foreign		Total	U.S.	Foreign		Total
Change in projected benefit obligation:
Projected benefit obligation at prior
measurement date	$550.1	$430.8		$980.9	$441.9	$68.5		$510.4
Service cost	18.8	7.7		26.5	15.7	0.4		16.1
Interest cost	36.3	26.0		62.3	32.7	5.1		37.8
Benefits paid	(27.0)	(28.0)		(55.0)	(31.9)	(5.7)		(37.6)
Net actuarial loss	31.0	8.1		39.1	85.4	4.6		90.0
Acquisition of Ball Packaging Europe	--	--		--	--	357.0		357.0
Effect of foreign exchange rates	--	81.9		81.9	--	0.9		0.9
Ball Packaging Europe opening balance
sheet adjustments and other	3.6	17.4		21.0	6.3	--		6.3

Projected benefit obligation at year end	612.8	543.9		1,156.7	550.1	430.8		980.9

Change in plan assets:
Fair value of assets at prior
measurement date	405.2	122.2		527.4	351.9	64.0		415.9
Actual return on plan assets	83.1	17.7		100.8	(1.0)	2.9		1.9
Employer contributions	26.7	7.4		34.1	86.2	2.9		89.1
Benefits paid	(27.0)	(9.0)		(36.0)	(31.9)	(5.7)		(37.6)
Acquisition of Ball Packaging Europe	--	--		--	--	57.4		57.4
Effect of foreign exchange rates	--	21.4		21.4	--	0.7		0.7
Ball Packaging Europe opening balance
sheet adjustments and other	--	(1.3)		(1.3)	--	--		--

Fair value of assets at end of year	488.0	158.4		646.4	405.2	122.2		527.4

Funded status	(124.8)	(385.5	)(a)	(510.3)	(144.9)	(308.6	)(a)	(453.5)
Unrecognized net actuarial loss	221.9	29.6		251.5	240.8	24.0		264.8
Unrecognized prior service cost	30.7	4.8		35.5	30.0	1.3		31.3

Prepaid (accrued) benefit cost	$127.8	$(351.1)		$(223.3)	$125.9	$(283.3)		$(157.4)

(a)	The German plans are unfunded and, therefore, the liability is included in the sponsor company’s balance sheet and benefits are paid by the company to the participants. The German plans represented $323.2 million and $250.6 million of the total unfunded status at December 31, 2003 and 2002, respectively. The increase from 2002 to 2003 is primarily the result of foreign exchange rates.

Amounts recognized in the balance sheet at December 31 consisted of:

	2003			2002
($ in millions)	U.S.	Foreign	Total	U.S.	Foreign	Total
Prepaid benefit cost	$54.7	$1.2	$55.9	$56.8	$0.9	$57.7
Accrued benefit liability	(86.8)	(384.0)	(470.8)	(110.1)	(307.5)	(417.6)
Intangible asset	30.4	4.9	35.3	30.0	1.2	31.2
Deferred tax benefit associated with accumulated
other comprehensive loss	51.1	12.1	63.2	58.8	7.6	66.4
Accumulated other comprehensive loss,
net of tax effect	78.4	14.7	93.1	90.4	14.5	104.9

Net amount recognized	$127.8	$(351.1)	$(223.3)	$125.9	$(283.3)	$(157.4)

The accumulated benefit obligation for all U.S. defined benefit pension plans was $569.4 million and $511.8 million at December 31, 2003 and 2002, respectively. The accumulated benefit obligation for all foreign defined benefit pension plans was $506.2 million and $378.7 million at December 31, 2003 and 2002, respectively. Following is the information for defined benefit plans with an accumulated benefit obligation in excess of plan assets at December 31:

	2003			2002
($ in millions)	U.S.	Foreign	Total	U.S.	Foreign	Total
Projected benefit obligation	$422.9	$515.7	$938.6	$389.5	$406.6	$796.1
Accumulated benefit obligation	410.1	477.9	888.0	376.3	354.6	730.9
Fair value of plan assets	323.2	129.0	452.2	266.2	97.4	363.6

Components of net periodic benefit cost were:

	2003
($ in millions)	U.S.	Foreign	Total	2002(a)	2001(a)
Service cost	$18.8	$7.7	$26.5	$16.1	$13.1
Interest cost	36.3	26.0	62.3	37.8	34.4
Expected return on plan assets	(42.4)	(10.1)	(52.5)	(46.7)	(45.1)
Amortization of prior service cost	2.9	0.1	3.0	2.8	1.4
Amortization of transition asset	--	--	--	--	(0.6)
Curtailment loss	--	--	--	0.2	0.4
Recognized net actuarial loss	9.1	1.0	10.1	0.8	0.4

Net periodic benefit cost	$24.7	$24.7	$49.4	$11.0	$4.0

(a)	Net periodic benefit cost for the U.S. and foreign plans have been aggregated prior to 2003 since the cost associated with the foreign plans was insignificant prior to the acquisition of Ball Packaging Europe on December 19, 2002.

Weighted average assumptions used to determine benefit obligations for the North American plans at December 31 using the measurement dates of December 31, 2003, December 31, 2002, and September 30, 2001, for 2003, 2002 and 2001, respectively, were:

	U.S.			Canada
	2003	2002	2001	2003	2002	2001
Discount rate	6.25%	6.75%	7.50%	6.20%	6.37%	6.68%
Rate of compensation increase	3.33%	3.33%	3.33%	3.50%	3.50%	3.50%

Weighted average assumptions used to determine benefit obligations for the European pension plans at December 31 using the measurement dates of December 31, 2003, and December 31, 2002, for 2003 and 2002, respectively, were:

	United Kingdom		Germany
	2003	2002	2003	2002
Discount rate	5.50%	5.50%	5.25%	5.50%
Rate of compensation increase	4.00%	4.00%	3.00%	3.25%
Pension increases	2.50%	2.50%	2.00%	2.00%

Weighted average assumptions used to determine net periodic benefit cost for the North American plans for the years ended December 31 were:

	U.S.			Canada
	2003	2002	2001	2003	2002	2001
Discount rate	6.75%	7.50%	8.00%	6.37%	6.68%	6.68%
Rate of compensation increase	3.33%	3.33%	3.33%	3.50%	3.50%	3.50%
Expected long-term rates of return on
assets	8.50%	9.00%	9.88%	7.69%	8.00%	9.50%

Weighted average assumptions used to determine net periodic benefit cost for the European pension plans for the years ended December 31 were:

	United Kingdom		Germany
	2003	2002	2003	2002
Discount rate	5.50%	5.50%	5.50%	5.50%
Rate of compensation increase	4.00%	4.00%	3.25%	3.25%
Pension increases	2.50%	2.50%	2.00%	2.00%
Expected long-term rates of return on assets	7.00%	7.00%	N/A	N/A

        The assumption related to the expected long-term rate of return on plan assets reflects the average rate of earnings expected on the funds invested to provide for the benefits over the life of the plans. The assumption is based upon Ball’s pension plan asset allocations, investment strategies and the views of investment managers and other large pension plan sponsors. Some reliance was placed on historical asset returns for our plans. An asset-return generation model was used to project future asset returns using simulation and asset class correlation. The analysis includes expected future risk premiums, forward looking return expectations derived from the yield on long-term bonds and the price earnings ratios of major stock market indexes, expected inflation and real risk-free interest rate assumptions, and the fund’s expected asset allocation.

        The expected long-term rates of return on assets are calculated by applying the expected rate of return to a market related value of plan assets at the beginning of the year, adjusted for the weighted average expected contributions and benefit payments. For the North American plans, the market related value of plan assets used to calculate expected return was $570.4 million for 2003, $501.6 million for 2002 and $479.8 million for 2001. For the United Kingdom plan, the fair market value of plan assets was used to calculate the expected long-term rates of return on assets at December 31, 2003 and 2002.

        During 2002 the measurement date for determining the fair value of plan assets and obligations was changed from September 30 to December 31 for several reasons: (1) December 31 better reflects the company’s financial position at year end; (2) the European plans have historically had a December 31 measurement date; and (3) reliable trustee information is now available in a more timely manner. The change in measurement date was not significant to Ball’s net earnings but resulted in a $41 million reduction of the required minimum pension liability adjustment, including the effect of a fourth quarter contribution of $37 million, which brought one of the company’s defined benefit plans into a fully funded status. The additional minimum pension liability, less related intangible asset, was recognized net of tax benefits as a component of shareholders’ equity within accumulated other comprehensive loss. Included in other comprehensive earnings, net of related tax effect, was a decrease in the minimum liability of $11.8 million in 2003 and increases of $99.2 million and $3.8 million in 2002 and 2001, respectively.

        For pension plans, accumulated gains and losses in excess of a 10 percent corridor, the prior service cost and the transition asset are being amortized on a straight-line basis from the date recognized over the average remaining service period of active participants.

Defined Benefit Pension Plan Assets

Investment policies and strategies for the plan assets in the U.S., Canada and the United Kingdom are established by committees in each country and include the following common themes: (1) to invest the funds in accordance with applicable standards; (2) to provide for long-term growth of principal income without undue exposure to risk; (3) to minimize contributions to the plans; (4) to minimize and stabilize pension expense; and (5) to achieve a rate of return which is above the market average for each asset class over the long term. The investment committees are required to regularly, but no less frequently than once annually, review asset mix and asset performance, as well as the performance of the investment managers. Based on their reviews, which are generally conducted quarterly, investment policies and strategies are revised as appropriate.

        Target asset allocations are set using a minimum and maximum range for each asset category as a percent of the total funds market value. Following are the ranges established for the U.S. and Canadian plans as of December 31, 2003:

	U.S.	Canada
Cash and cash equivalents	0-10%	0-10%
Equity securities	30-75% (a)	15-35% (c)
Canadian equity securities	--	30-50%
Fixed income securities	25-60% (b)	25-45%
Alternative investments	0-10%	--

(a)	Equity securities may consist of up to 20 percent foreign equity securities.
(b)	Debt securities may include up to 20 percent high yield non-investment grade bonds.
(c)	The percentage of foreign equity securities must remain within the Canadian tax law for foreign property limits.

        The United Kingdom plan does not establish target asset allocations but relies on the advice of third-party investment managers and consultants. None of Ball’s defined benefit pension plans allow for investment in Ball common stock.

        The actual weighted average asset allocations for Ball’s defined benefit pension plans, which are within the established targets for each country, were as follows at December 31:

	2003	2002
Cash and cash equivalents	1%	9	%(a)
Equity securities	66%	58%
Fixed income securities	32%	32%
Other	1%	1%

	100%	100%

(a)     Includes a $37 million cash contribution made on December 31, 2002.

        Contributions to the company’s defined benefit pension plans, not including the unfunded German plans, are expected to be between $35 million and $40 million in 2004. This estimate may change based on plan asset performance.

Other Postemployment Benefits

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

        In Canada, the company provides supplemental medical and other benefits in conjunction with Canadian provincial health care plans. Most U.S. salaried employees who retired prior to 1993 are covered by noncontributory defined benefit medical plans with capped lifetime benefits. Ball provides a fixed subsidy toward each retiree’s future purchase of medical insurance for U.S. salaried and substantially all nonunion hourly employees retiring after January 1, 1993. Life insurance benefits are noncontributory. Ball has no commitments to increase benefits provided by any of the postemployment benefit plans.

        An analysis of the change in other postemployment benefit accruals for 2003 and 2002 follows:

	2003	2002
Change in projected benefit obligation:
Projected benefit obligation at prior measurement date	$135.3	$111.3
Service cost	2.1	1.8
Interest cost	9.0	8.2
Benefits paid	(7.9)	(10.0)
Net actuarial loss	20.7	23.8
Effect of foreign exchange rates	3.4	0.2

Projected benefit obligation at year end	162.6	135.3

Change in plan assets:
Fair value of assets at prior measurement date	--	--
Employer contributions	7.9	10.0
Benefits paid	(7.9)	(10.0)

Fair value of assets at end of year	--	--

Funded status	(162.6)	(135.3)
Unrecognized net actuarial loss	40.1	20.7
Unrecognized prior service cost	2.9	3.3

Accrued benefit cost	$(119.6)	(111.3)

Components of net periodic benefit cost were:
($ in millions)	2003	2002	2001
Service cost	$2.1	$1.8	$2.4
Interest cost	9.0	8.2	7.6
Amortization of prior service cost	0.4	0.4	0.4
Recognized net actuarial loss (gain)	2.0	0.2	(0.9)

Net periodic benefit cost	$13.5	$10.6	$9.5

        The assumptions used for the determination of benefit obligations and net periodic benefit cost were the same as used for the U.S. and Canadian defined benefit pension plans (included above). For other postemployment benefits, accumulated gains and losses, the prior service cost and the transition asset are being amortized over the average remaining service period of active participants.

        For the U.S. health care plans at December 31, 2003, an 8.5 percent health care cost trend rate was used for pre-65 and post-65 benefits, and trend rates were assumed to decrease by one-half of one percent per year until 2011 when they reach 5 percent and remain level thereafter. For the Canadian plans, an 8.5 percent health care cost trend rate was used, which was assumed to decrease to 4.5 percent by 2008 and remain at that level in subsequent years.

        Health care cost trend rates can have an effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would increase or decrease the total of service and interest cost by approximately $0.3 million and the postemployment benefit obligation by approximately $5 million.

Other Benefit Plans

Prior to the payment of the ESOP loan by the trust on December 14, 2001 (discussed in Note 14), substantially all U.S. salaried employees and certain U.S. nonunion hourly employees who participate in Ball’s 401(k) salary conversion plan automatically participated in the company’s ESOP through an employer matching contribution. Cash contributions to the ESOP trust, including preferred dividends, were used to service the ESOP debt and were $11.4 million in 2001. Interest paid by the ESOP trust for its borrowings was $0.7 million for 2001. Subsequent to the payment of the ESOP loan by the trust on December 14, 2001, the company began matching employee contributions to the company’s 401(k) with shares of Ball common stock beginning on January 1, 2002. Matching contributions are limited to 50 percent of up to 6 percent of a participant’s annual salary. The expense associated with the company match amounted to $11.7 million and $10.9 million for the years ended December 31, 2003 and 2002, respectively.

        In addition, substantially all employees within the company’s aerospace and technologies segment who participate in Ball’s 401(k) salary conversion plan receive a performance-based matching cash contribution of up to 4 percent of base salary. The company recognized $6 million and $4.8 million of additional compensation expense related to this program for the years 2003 and 2002, respectively.

14.    Shareholders’Equity

At December 31, 2003, the company had 240 million shares of common stock and 15 million shares of preferred stock authorized, both without par value. Preferred stock includes 600,000 authorized but unissued shares designated as Series A Junior Participating Preferred Stock.

        On January 23, 2002, the company’s board of directors declared a two-for-one split of our stock and authorized the repurchase of additional common shares. The stock split was effective February 22, 2002, for all shareholders of record on February 1, 2002. As a result of the stock split, all amounts prior to the split related to earnings, options and outstanding shares have been retroactively restated as if the split had occurred as of January 1, 2001.

        In accordance with plan provisions, effective December 14, 2001, the ESOP loan was paid by the trust and each related preferred share was converted into 1.1552 common shares, which were issued out of treasury stock. These common shares were transferred to the company’s 401(k) plan under which the employees have the option to convert them to other investments.

        Under the company’s successor Shareholder Rights Plan, one Preferred Stock Purchase Right (Right) is attached to each outstanding share of Ball Corporation common stock. Subject to adjustment, each Right entitles the registered holder to purchase from the company one one-thousandth of a share of Series A Junior Participating Preferred Stock of the company at an exercise price of $130 per Right. If a person or group acquires 15 percent or more of the company’s outstanding common stock (or upon occurrence of certain other events), the Rights (other than those held by the acquiring person) become exercisable and generally entitle the holder to purchase shares of Ball Corporation common stock at a 50 percent discount. The Rights, which expire in 2006, are redeemable by the company at a redemption price of one cent per Right and trade with the common stock. Exercise of such Rights would cause substantial dilution to a person or group attempting to acquire control of the company without the approval of Ball’s board of directors. The Rights would not interfere with any merger or other business combinations approved by the board of directors.

        Common shares were reserved at December 31, 2003, for future issuance under the employee stock purchase, stock option, dividend reinvestment and restricted stock plans.

        In connection with the employee stock purchase plan, the company contributes 20 percent of up to $500 of each participating employee’s monthly payroll deduction toward the purchase of Ball Corporation common stock. Company contributions for this plan were approximately $2.5 million in 2003, $1.9 million in 2002 and $1.8 million in 2001.

Accumulated Other Comprehensive Loss

The activity related to accumulated other comprehensive loss was as follows:

($ in millions)	Foreign Currency Translation	Minimum Pension Liability (net of tax)	Effective Financial Derivatives(a)	Accumulated Other Comprehensive Loss
December 31, 2000	$(27.8)	$(1.9)	$--	$(29.7)
2001 change	(2.1)	(3.8)	(8.1)	(14.0)

December 31, 2001	(29.9)	(5.7)	(8.1)	(43.7)
2002 change	7.0	(99.2)	(2.4)	(94.6)

December 31, 2002	(22.9)	(104.9)	(10.5)	(138.3)
2003 change	103.6	11.8	21.5	136.9

December 31, 2003	$80.7	$(93.1)	$11.0	$(1.4)

(a)     Please refer to Note 16 for a discussion of the company’s use of derivative financial instruments.

        The minimum pension liability component of other comprehensive loss increased significantly in 2002 due to poor stock market performance causing lower than expected pension plan assets and the use of a lower discount rate in the determination of benefit obligations (presented in further detail in Note 13). The change in the minimum pension liability is presented net of related tax expense of $7.7 million for the year ended December 31, 2003, and net of related tax benefit of $63.3 million and $2.1 million for the years ended December 31, 2002 and 2001, respectively. No tax benefit has been provided on the foreign currency translation loss component for any period, as the undistributed earnings of the company’s foreign investments will continue to be reinvested.

Stock Options and Restricted Shares

The company has several stock option plans under which options to purchase shares of common stock have been granted to officers and key employees at the market value of the stock at the date of grant. Payment must be made at the time of exercise in cash or with shares of stock owned by the option holder, which are valued at fair market value on the date exercised. Options issued through December 31, 2003, terminate 10 years from date of grant. Tier A options are exercisable in four equal installments commencing one year from date of grant, with the exception of certain Tier A options granted in 1998, which became exercisable in October 2001 after the company’s common stock price reached $30 or greater for 10 consecutive days.

        Ball adopted a Deposit Share Program in March 2001 that, by matching purchased shares with restricted shares, encourages certain senior management employees and outside directors to invest in Ball stock. Participants in the initial award had until March 2003 to acquire shares in order to receive the matching restricted shares grants. Also, in general, restrictions on the matching shares lapse at the end of four years from date of grant, or earlier if established share ownership guidelines are met and if the qualifying purchased shares are not sold or transferred prior to that time. As of December 31, 2003, a total of 532,209 shares were granted under this program and 49,816 were forfeited. This plan is accounted for as a variable plan where expense is recorded based upon the current market price of the company’s common stock until restrictions lapse. The company recorded $10.5 million, $6 million and $1.3 million of expense in connection with this program in 2003, 2002 and 2001, respectively. The variations in 2003 compared to 2002 and 2001 are the result of the timing of the share grants as well as the higher price of Ball stock. Ball guarantees loans made by a third party bank to certain participants in the deposit share program, of which $4.1 million was outstanding at December 31, 2003. In the event of a participant default, Ball would pursue payment from the participant.

        A summary of stock option activity for the years ended December 31 follows (retroactively restated for the two-for-one stock split):

	2003		2002		2001
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning
of year	3,208,747	$24.565	3,783,538	$19.252	4,308,510	$17.297
Tier A options exercised	(581,651)	19.704	(864,670)	18.521	(1,186,986)	15.513
Tier B options exercised	--	--	(161,000)	12.188	(215,000)	12.188
Tier A options granted	377,200	55.196	559,350	47.490	976,684	21.960
Tier A options canceled	(73,293)	27.534	(108,471)	24.000	(99,670)	20.857

Outstanding at end of year	2,931,003	29.398	3,208,747	24.565	3,783,538	19.252

Exercisable at end of year	1,613,163	21.970	1,581,302	19.033	1,951,746	17.567

Reserved for future grants	1,170,920		1,647,279		2,315,876

Additional information regarding options outstanding at December 31, 2003, follows:

	Exercise Price Range
	$12.188-$17.969	$21.225-27.563	$47.49-56.31	Total
Number of options outstanding	988,799	1,040,817	901,387	2,931,003
Weighted average exercise price	$16.705	$23.022	$50.685	$29.398
Weighted average remaining	4.91 years	6.52 years	8.75 years	6.66 years
contractual life
Number of shares exercisable	854,984	625,117	133,062	1,613,163
Weighted average exercise price	$16.732	$23.701	$47.49	$21.97

        These options cannot be traded in any equity market. However, based on the Black-Scholes option pricing model, adapted for use in valuing compensatory stock options in accordance with SFAS No. 123, options granted in 2003, 2002 and 2001 have estimated weighted average fair values at the date of grant of $17.25 per share, $16.57 per share and $7.80 per share, respectively. The actual value an employee may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. Consequently, there is no assurance that the value realized by an employee will be at or near the value estimated. The fair values were estimated using the following weighted average assumptions:

	2003 Grants	2002 Grants	2001 Grants
Expected dividend yield	0.84%	0.70%	0.91%
Expected stock price volatility	35.38%	34.92%	33.75%
Risk-free interest rate	2.87%	4.57%	4.84%
Expected life of options	4.75 years	4.75 years	5.25 years

        Ball accounts for its stock-based employee compensation programs using the intrinsic value method prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees.” If we had elected to recognize compensation based upon the calculated fair value of the options granted after 1994, pro forma net earnings and earnings per share would have been:

	Years ended December 31,
($ in millions, except per share amounts)	2003	2002	2001
Stock-based compensation as reported, net of tax	$7.6	$4.2	$2.4
Pro forma effect of fair value based method	1.2	3.8	3.6

Stock-based compensation as reported, net of tax	$8.8	$8.0	$6.0

Net earnings as reported	$229.9	$156.1	$(99.2)
Pro forma effect of fair value based method	(1.2)	(3.8)	(3.6)

Pro forma net earnings	$228.7	$152.3	$(102.8)

Basic earnings per share as reported	$4.12	$2.77	$(1.85)
Pro forma basic earnings per share	4.10	2.71	(1.92)

Diluted earnings per share as reported	$4.02	$2.71	$(1.85)
Pro forma diluted earnings per share	4.00	2.64	(1.92)

15.    Earnings per Share

The following table provides additional information on the computation of earnings per share amounts. Share and per share information have been retroactively restated for the two-for-one stock split discussed in Note 14.

	Years ended December 31,
($ in millions, except per share amounts)	2003	2002	2001
Diluted Earnings per Share:
Net earnings (loss)	$229.9	$156.1	$(99.2)
Adjustments for deemed ESOP cash contribution in
lieu of the ESOP Preferred dividend	--	--	(1.4)

Net earnings (loss) attributable to common shareholders	$229.9	$156.1	$(100.6)

Weighted average common shares (000s)	55,855	56,317	54,880
Effect of dilutive securities:
Dilutive effect of stock options and restricted shares	1,282	1,221	--	(a)
Common shares issuable upon conversion of the ESOP Preferred
stock	--	--	--	(a)

Weighted average shares applicable to diluted earnings per share
	57,137	57,538	54,880	(a)

Diluted earnings (loss) per share	$4.02	$2.71	$(1.85)	(a)

(a)	The diluted loss per share and diluted weighted average common shares outstanding are the same as the basic measures because the assumed exercise of stock options and conversion of Ball’s employee stock ownership plan preferred stock would have been antidilutive.

        The following options have been excluded for the respective years from the computation of the diluted earnings per share calculation since they were anti-dilutive (i.e., the exercise price exceeded the average closing market price of common stock for the year):

Exercise Price	Expiration	2003	2002	2001
$27.563	2009	--	--	403,470
47.490	2012	--	547,500	--
56.310	2013	319,700	--	--

Total		319,700	547,500	403,470

16.    Financial Instruments and Risk Management

Policies and Procedures

In the ordinary course of business, we employ established risk management policies and procedures to reduce our exposure to commodity price changes, changes in interest rates, fluctuations in foreign currencies and fluctuations in prices of the company’s common stock in regard to common share repurchases. Although the instruments utilized involve varying degrees of credit and interest risk, the counter parties to the agreements are financial institutions, which are expected to perform fully under the terms of the agreements.

Commodity Price Risk

We manage our North American commodity price risk in connection with market price fluctuations of aluminum primarily by entering into can and end sales contracts, which include aluminum-based pricing terms that consider price fluctuations under our commercial supply contracts for aluminum purchases. The terms include a fixed price or an upper limit to the aluminum component pricing. This matched pricing affects substantially all of our North American metal beverage container net sales. We also, at times, use certain derivative instruments such as option and forward contracts as cash flow hedges of commodity price risk.

        North American food can sales contracts incorporate annually negotiated steel costs, and North American plastic container sales include provisions to pass through resin cost changes. As a result, we believe we have minimal, if any, exposure related to changes in the costs of these commodities.

        In Europe and Asia, the company manages the aluminum and steel raw commodity price risks through annual contracts for the purchase of the materials, as well as the sale of cans and ends, that reduce the company’s exposure to fluctuations in commodity prices within the current year. These purchase and sales contracts include fixed price, floating and pass through pricing arrangements. The company additionally uses forward and option contracts as cash flow hedges to manage future aluminum price risk and foreign exchange exposures for those sales contracts where there is not a pass through arrangement to minimize the company’s exposure to significant price changes.

        At December 31, 2003, the company had aluminum forward contracts with notional amounts of $115.6 million hedging its aluminum purchase contracts. These forward contract agreements expire within one year. Included in shareholders’ equity at December 31, 2003, within accumulated other comprehensive loss, is a net gain of $6.4 million associated with these contracts, $5.6 million of which is expected to be recognized in the consolidated statement of earnings during 2004. The majority of the gains on these derivative contacts will be offset by lower revenue from fixed price sales contracts. At December 31, 2002, the company had aluminum forward contracts with notional amounts of $321 million hedging the aluminum in the aluminum purchase contracts.

        The company’s equity joint ventures also had aluminum forward contracts with notional amounts of $25 million hedging aluminum purchase contracts at December 31, 2002. There were no forward contract agreements at December 31, 2003.

Interest Rate Risk

Our objective in managing our exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we use a variety of interest rate swaps, collars and options to manage our mix of floating and fixed-rate debt. Interest rate instruments held by the company at December 31, 2003, included pay-floating and pay-fixed interest rate swaps. Pay-fixed swaps effectively convert variable rate obligations to fixed rate instruments. Pay-floating swaps effectively convert fixed-rate obligations to variable rate instruments. Swap agreements expire at various times up to three years.

        Interest rate swap agreements outstanding at December 31, 2003, had notional amounts of $50 million at a floating rate and $139.6 million at a fixed rate, or a net fixed position of $89.6 million. Approximately $3.1 million of net gain associated with these contracts is included in accumulated other comprehensive loss at December 31, 2003, of which approximately $0.8 million is expected to be recognized in the consolidated statement of earnings during 2004. The company also had an interest rate cap on Eurolibor interest rates with a notional amount of €50 million. The fair value was not material at December 31, 2003 or 2002. At December 31, 2002, the agreements had notional amounts of $75 million at a floating rate and $185 million at a fixed rate, or a net fixed position of $110 million.

        The fair value of all non-derivative financial instruments approximates their carrying amounts with the exception of long-term debt. Rates currently available to the company for loans with similar terms and maturities are used to estimate the fair value of long-term debt based on discounted cash flows. The fair value of derivatives generally reflects the estimated amounts that we would pay or receive upon termination of the contracts at December 31, 2003 and 2002, taking into account any unrealized gains and losses on open contracts.

	2003		2002
($ in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt, including current portion	$1,647.6	$1,696.2	$1,913.0	$1,943.4
Unrealized net gain (loss) on derivative contracts
relating to debt	--	(0.4)	--	1.4

Foreign Currency Exchange Rate Risk

Our objective in managing exposure to foreign currency fluctuations is to protect foreign cash flows and earnings associated with foreign exchange rate changes through the use of cash flow hedges. In addition, we manage foreign earnings translation volatility through the use of foreign currency options. Our foreign currency translation risk results from the European euro, British pound, Canadian dollar, Polish zloty and Chinese renminbi. We face currency exposures in our global operations as a result of purchasing raw materials in U.S. dollars. Sales contracts are negotiated with customers to reflect cost changes and, where there is not a foreign exchange pass-through arrangement, the company uses forward and option contracts to manage foreign currency exposures. Contracts outstanding at December 31, 2003, expire in less than one year and their fair value was a loss of $9.7 million.

Common Share Repurchases

In connection with the company’s ongoing share repurchases, the company sells put options which give the purchasers of those options the right to sell shares of the company’s common stock to the company on specified dates at specified prices upon the exercise of those options. Our objective in selling put options is to lower the average purchase price of acquired shares. The put option contracts allow us to determine the method of settlement, either in cash or shares. As such, prior to the adoption of SFAS No. 150 during the second quarter of 2003, the contracts were considered equity instruments and changes in the fair value were not recognized in our financial statements. Since the adoption of this accounting standard, which is required on a prospective basis, changes in the fair value are recognized in our net earnings. The impact on the 2003 consolidated financial statements since the adoption of SFAS No. 150 was not significant. There were no put option contracts outstanding at December 31, 2003. At December 31, 2002, there were put option contracts outstanding for 100,000 shares at an average price of $46.50 per share, all of which expired without value during 2003. During 2002 we received $0.7 million in premiums for option contracts, which were recorded as a reduction in treasury stock.

        In 2001 we entered into a forward share repurchase agreement to purchase shares of the company’s common stock. Under this agreement, we purchased 736,800 shares in January 2002 an average price of $33.58 per share; 313,400 shares in April 2002 at an average price of $38.95 per share; 195,600 shares in July 2002 at an average price of $45.49 per share and 189,900 shares in December 2002 at an average price of $45.67 per share.

17.    Quarterly Results of Operations (Unaudited)

The company’s fiscal quarters end on the Sunday nearest the calendar quarter end. The fiscal years end on December 31.

2003 Quarterly Information

The acquisition of Ball Packaging Europe in December 2002 significantly increased the revenues and added to the net earnings during all four quarters of 2003 compared to 2002. Other items affecting comparability included a gain of $1.6 million recorded in the fourth quarter of 2003 in connection with the sale of the Moultrie, Georgia, plant that was closed in late 2001, as well as the completion of the Moultrie business consolidation activities. In the third quarter of 2003, the company recorded $3.5 million of earnings related to the PRC and aerospace consolidation activities commenced in 2001. The third quarter also included after-tax debt refinancing costs of $9.9 million. In February 2003 Ball announced plans to close its Blytheville, Arkansas, metal food container plant to address decreased demand for three-piece welded cans. In connection with the closure, a charge of $1.9 million ($1.2 million after tax), partially offset by a $0.5 million gain ($0.3 million after tax) on the sale of a Canadian plant that was included in a restructuring charge taken in 2002, was recorded in the first quarter of 2003.

2002 Quarterly Information

The fourth quarter of 2002 included income of $2.3 million related to business consolidation activities and after-tax debt refinancing costs of $3.2 million. Other than these two items, fluctuations in sales and earnings for the quarters in 2002 reflected the normal seasonality of the business as well as the number of days in each fiscal quarter.

($ in millions except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2003
Net sales	$1,070.9	$1,353.3	$1,359.3	$1,193.5	$4,977.0

Gross profit(a)	136.9	202.6	207.3	157.8	704.6

Net earnings	$31.5	$74.3	$68.8	$55.3	$229.9

Basic earnings per share	$0.56	$1.33	$1.24	$0.99	$4.12

Diluted earnings per share	$0.55	$1.30	$1.21	$0.97	$4.02

2002
Net sales	$875.9	$1,034.2	$1,038.6	$910.2	$3,858.9

Gross profit(a)	97.3	137.0	138.4	118.2	490.9

Net earnings	$27.5	$49.9	$50.0	$28.7	$156.1

Basic earnings per share	$0.49	$0.89	$0.89	$0.51	$2.77

Diluted earnings per share	$0.48	$0.87	$0.87	$0.87	$2.71

(a)	Gross profit is shown after depreciation and amortization related to cost of sales of $179.6 million and $137.6 million for the years ended December 31, 2003 and 2002, respectively.

        Earnings per share calculations for each quarter are based on the weighted average shares outstanding for that period. As a result, the sum of the quarterly amounts may not equal the annual earnings per share amount.

18.    Research and Development

Research and development costs are expensed as incurred in connection with the company’s internal programs for the development of products and processes. Costs incurred in connection with these programs, the majority of which are included in cost of sales, amounted to $20.5 million, $18.8 million and $14.9 million for the years 2003, 2002 and 2001, respectively. The majority of these costs were incurred in the company’s aerospace and technologies segment.

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

        On January 1, 2003, Germany imposed a refundable mandatory deposit on one-way metal, PET and glass beverage containers (for beer, carbonated soft drinks and water). Due to political and legal uncertainties in Germany, no nationwide system for returning the containers was in place at the time the mandatory deposit was imposed and many retailers stopped carrying beverages in non-refillable containers. The situation is not expected to improve until the deposit is eliminated by once again meeting the mandatory refill quotas or until it is resolved by various courts, intervention by the European Union or by new legislative action. We have responded by reducing beverage can production at our German plants, implementing aggressive cost reduction measures, entering into price increase negotiations and increasing exports from Germany to other European nations. We also closed one of our plants in the United Kingdom, delayed capital investment projects in France and Poland and are converting one of our steel can production lines in Germany to aluminum in order to facilitate additional can exports.

20.    Indemnifications and Guarantees

During the normal course of business, the company or the appropriate consolidated direct or indirect subsidiary have made certain indemnities, commitments and guarantees under which the specified entity may be required to make payments in relation to certain transactions. These indemnities, commitments and guarantees include indemnities to the customers of the subsidiaries in connection with the sales of their packaging and aerospace products and services, guarantees to suppliers of direct or indirect subsidiaries of the company guaranteeing the performance of the respective entity under a purchase agreement, indemnities for liabilities associated with the infringement of third party patents, trademarks or copyrights under various types of agreements, indemnities to various lessors in connection with facility, equipment, furniture, and other personal property leases for certain claims arising from such leases, indemnities pursuant to agreements relating to the company’s domestic and foreign joint ventures, indemnities in connection with the purchase or sale of businesses or substantially all of the assets and specified liabilities of the businesses, indemnities in connection with the sale of facilities no longer needed by the company and indemnities to directors, officers and employees of the company to the extent permitted under the laws of the State of Indiana and the United States of America. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. In addition, the majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments the company could be obligated to make. As such, the company is unable to reasonably estimate its potential exposure under these items. The company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets. The company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnifications, commitments and guarantees, when future payment is both reasonably determinable and probable. Finally, the company carries specific and general liability insurance policies and has obtained indemnities, commitments and guarantees from third party purchasers, sellers and other contracting parties, which the company believes would, in many circumstances, provide recourse to any claims arising from these indemnifications, commitments and guarantees.

        The company’s senior notes and senior credit facilities are guaranteed on a full, unconditional and joint and several basis by certain of the company’s wholly owned domestic subsidiaries. Certain tranches of the senior credit facilities are similarly guaranteed by certain of the company’s wholly owned foreign subsidiaries. These guarantees were required in support of the notes and credit facilities referred to above, are co-terminous with the terms of the respective note indentures and credit agreement and would require performance upon certain events of default referred to in the respective guarantees. The maximum potential amounts which could be required to be paid under the guarantees is essentially equal to the then outstanding principal and interest under the respective notes and credit agreement, or under the applicable tranche. The company is not in default under the above notes or credit facilities.

        Ball Capital Corp. II is a separate, wholly owned corporate entity created for the purchase of receivables from certain of the company’s wholly owned subsidiaries. Ball Capital Corp. II’s assets will be available first and foremost to satisfy the claims of its creditors. The company has provided an undertaking to Ball Capital Corp. II in support of the sale of receivables to a commercial lender or lenders and would require performance upon certain events of default referred to in the undertaking. The maximum potential amount which could be paid is equal to the outstanding amounts due under the accounts receivable financing (discussed in the first paragraph of Note 5). The company, the appropriate subsidiaries and Ball Capital Corp. II are not in default under the above credit arrangement.

        From time to time, the company is subject to claims arising in the ordinary course of business. In the opinion of management, no such matter, individually or in the aggregate, exists which is expected to have a material adverse effect on the company’s consolidated results of operations, financial position or cash flows.

Five-Year Review of Selected Financial Data
Ball Corporation and Subsidiaries

($ in millions, except per share amounts)	2003	2002	2001	2000	1999
Net sales	$4,977.0	$3,858.9	$3,686.1	$3,664.7	$3,707.2
Net earnings (loss) (1)	229.9	156.1	(99.2)	68.2	104.2
Preferred dividends, net of tax	--	--	(2.0)	(2.6)	(2.7)

Earnings (loss) attributable to common
shareholders (1)	$229.9	$156.1	$(101.2)	$65.6	$101.5

Return on average common shareholders'
equity	35.4%	31.3%	(17.7)%	10.1%	16.2%

Basic earnings (loss) per share (1)(2)	$4.12	$2.77	$(1.85)	$1.13	$1.68

Weighted average common shares outstanding(000s) (2)	55,855	56,317	54,880	58,080	60,340

Diluted earnings (loss) per share (1)(2)	$4.02	$2.71	$(1.85)	$1.07	$1.58

Diluted weighted average common shares
outstanding (000s) (2)	57,137	57,538	54,880	62,034	64,900

Property, plant and equipment additions	$137.2	$158.4	$68.5	$98.7	$107.0
Depreciation and amortization	$205.5	$149.2	$152.5	$159.1	$162.9
Total assets	$4,069.6	$4,132.4	$2,313.6	$2,649.8	$2,732.1
Total interest bearing debt and capital
lease obligations	$1,686.9	$1,981.0	$1,064.1	$1,137.3	$1,196.7
Common shareholders' equity	$807.8	$492.9	$504.1	$639.6	$655.2
Market capitalization (3)	$3,359.1	$2,904.8	$2,043.8	$1,292.0	$1,174.0
Net debt to market capitalization (3)	49.1%	59.3%	48.0%	86.0%	98.9%
Cash dividends (2)	$0.48	$0.36	$0.30	$0.30	$0.30
Book value (2)	$14.33	$8.69	$8.72	$11.40	$10.99
Market value (2)	$59.57	$51.19	$35.35	$23.03	$19.69
Annual return to common shareholders (4)	17.4%	46.0%	55.3%	19.2%	(12.7)%
Working capital	$62.4	$155.6	$218.8	$310.2	$225.7
Current ratio	1.07	1.15	1.38	1.47	1.34

(1)	Includes business consolidation costs and other items affecting comparability between years of pretax income of $3.7 million and $2.3 million in 2003 and 2002, respectively, and pretax expense of $271.2 million and $76.4 million in 2001 and 2000, respectively.
(2)	Amounts have been retroactively restated for a two-for-one stock split, which was effective on February 22, 2002.
(3)	Market capitalization is defined as the number of common shares outstanding at year end multiplied by the year-end closing price of Ball common stock. Net debt is total debt less cash and cash equivalents.
(4)	Change in stock price plus dividend yield assuming reinvestment of dividends.

Quarterly Stock Prices and Dividends

Quarterly prices for the company’s common stock, as reported on the composite tape, and quarterly dividends in 2003 and 2002 were:

	2003 1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2002 1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High	$56.57	$58.31	$54.50	$59.57	$48.05	$51.89	$54.40	$53.09
Low	48.95	45.75	42.58	53.61	32.60	38.85	32.82	44.88
Dividends per share	0.09	0.09	0.15	0.15	0.09	0.09	0.09	0.09

Amounts have been retroactivity restated for a two-for-one stock split, which was effective on February 22, 2002.